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As confidentially submitted to the Securities and Exchange Commission on October 27, 2020.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ZoomInfo Technologies Inc.
(Exact name of registrant as specified in its charter)

Delaware	7372	84-3721253
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
805 Broadway Street, Suite 900
Vancouver, Washington 98660
Telephone: (800) 914-1220
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Anthony Stark
General Counsel
ZoomInfo Technologies Inc.
805 Broadway Street, Suite 900
Vancouver, Washington 98660
Telephone: (800) 914-1220
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Richard A. Fenyes
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Telephone: (212) 455-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)(2)	Proposed Maximum Offering Price per Share(1)	Proposed Maximum Aggregate Offering Price(1)(3)	Amount of Registration Fee
Class A Common Stock, par value $0.01 per share	4,500,000	$	$	$
(1)This Registration Statement registers 4,500,000 shares of Class A common stock of ZoomInfo Technologies Inc. issuable upon exchange of certain units of ZoomInfo Holdings LLC and ZoomInfo Intermediate Holdings LLC.
(2)Pursuant to Rule 416(a) under the Securities Act of 1933, as amended, this registration statement also covers an indeterminate number of additional shares of Class A Common Stock which may be offered and issued to prevent dilution resulting from stock splits, stock distributions or similar transactions.
(3)Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended. The proposed maximum offering price per share and proposed maximum aggregate offering price are based on the average of the high and low sales prices of the registrant’s Class A common stock as reported on the Nasdaq Global Select Market on           , 2020.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED , 2020
PROSPECTUS

4,500,000 Shares

ZoomInfo Technologies Inc.
Class A Common Stock
Issuable Upon Exchange or Settlement of
Outstanding Equity Interests From Time to Time

ZoomInfo Technologies Inc. is registering 4,500,000 shares of Class A common stock under the registration statement of which this prospectus forms a part that may be issued from time to time upon (i) exchange of Pre-IPO Class P Units by Continuing Class P Unitholders and (ii) settlement of HSKB Phantom Units by ZoomInfo Technologies Inc. for Continuing HSKB Phantom Unitholders (each as defined herein), all of which units represent direct or indirect equity interests in us held by certain of our officers and employees prior to the IPO (as defined herein).
Our Class A common stock is listed and traded on the Nasdaq Global Select Market (the “Nasdaq”) under the trading symbol “ZI.” On               , 2020 the closing price of our Class A common stock as reported on the Nasdaq was $       per share.
We have three classes of common stock: Class A common stock, Class B common stock, and Class C common stock. Holders of shares of our Class A common stock are entitled to one vote for each share of Class A common stock held of record on all matters on which stockholders are entitled to vote generally. Holders of shares of our Class B common stock are entitled to ten votes for each share of Class B common stock held of record (for so long as the aggregate number of outstanding shares of our Class B common stock and Class C common stock represents at least 5% of the aggregate number of outstanding shares of common stock, and thereafter, one vote per share) on all matters on which stockholders of ZoomInfo Technologies Inc. are entitled to vote generally. Holders of shares of our Class C common stock are entitled to ten votes for each share of Class C common stock held of record (for so long as the aggregate number of outstanding shares of our Class B common stock and Class C common stock represents at least 5% of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share upon the automatic conversion into shares of Class A common stock) on all matters on which stockholders of ZoomInfo Technologies Inc. are entitled to vote generally. See “Description of Capital Stock.” ZoomInfo Technologies Inc. is a holding company whose sole material asset is a controlling equity interest in ZoomInfo HoldCo (as defined herein), which is a holding company whose sole material asset is a controlling equity interest in ZoomInfo OpCo (as defined herein). The number of outstanding OpCo Units (as defined herein) of ZoomInfo OpCo equals the aggregate number of outstanding shares of Class A common stock, Class B common stock, and Class C common stock. See “Organizational Structure—IPO Transactions.”
We will not receive any cash proceeds from the issuance of any of the shares of Class A common stock registered hereunder.
Certain affiliates of each of TA Associates, Carlyle, and our Founders (each as defined herein) are parties to a stockholders agreement and, as of September 30, 2020, beneficially owned approximately 89.0% of the combined voting power of our Class A, Class B, and Class C common stock. As a result, we are a “controlled company” within the meaning of the Nasdaq corporate governance standards. See “Management—Controlled Company Exception” and “Principal Stockholders.”
We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements. See “Summary—Implications of Being an Emerging Growth Company.”
Investing in shares of our Class A common stock involves risks. See “Risk Factors” beginning on page 29.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is , 2020.

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You should rely only on the information contained in this prospectus, any amendment or supplement to this prospectus, or any free writing prospectus we may authorize to be delivered or made available to you. This prospectus is an offer to issue upon exchange shares of Class A common stock registered hereby, but only under the circumstances and in jurisdictions where it is lawful to do so. We have not authorized anyone to provide you with information different from that contained in this prospectus, any amendment or supplement to this prospectus, or any free writing prospectus prepared by us or on our behalf. We do not take any responsibility for, or can provide any assurance as to the reliability of, any information other than the information in this prospectus, any amendment or supplement to this prospectus, or any free writing prospectus prepared by us or on our behalf. The information in this prospectus, any amendment or supplement to this prospectus, or any applicable free writing prospectus is accurate only as of its date, regardless of the time of delivery of this prospectus, any amendment or supplement to this prospectus, or any applicable free writing prospectus, as applicable, or any issuance of shares of our Class A common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.
For Investors Outside the United States: We are offering to issue shares of our Class A common stock only in jurisdictions where offers and sales are permitted. We have not done anything that would permit this issuance or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the issuance of the shares of our Class A common stock and the distribution of this prospectus outside the United States.

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About this Prospectus
Financial Statement Presentation
This prospectus includes certain historical combined and consolidated financial and other data for ZoomInfo OpCo. ZoomInfo Technologies Inc. is a holding company, and its sole material asset is a controlling equity interest in ZoomInfo HoldCo, which is a holding company whose sole material asset is a controlling equity interest in ZoomInfo OpCo. ZoomInfo Technologies Inc. operates and controls all of the business and affairs of ZoomInfo OpCo through ZoomInfo HoldCo and, through ZoomInfo OpCo and its subsidiaries, conducts our business. ZoomInfo OpCo is the predecessor of ZoomInfo Technologies Inc. for financial reporting purposes following the completion of our initial public offering of our Class A common stock (the “IPO”) on June 8, 2020, in which we issued and sold 51,175,000 shares of our Class A common stock at an initial public price of $21.00 per share. As a result, the consolidated financial statements of ZoomInfo Technologies Inc. recognized the assets and liabilities received in the reorganization at their historical carrying amounts, as reflected in the historical financial statements of ZoomInfo OpCo. ZoomInfo Technologies Inc. consolidates ZoomInfo OpCo through ZoomInfo HoldCo on its consolidated financial statements and records a non-controlling interest related to the OpCo Units and HoldCo Units held by our pre-IPO owners (as defined below) on its consolidated balance sheet and statement of operations.
On February 1, 2019, we acquired, through a newly formed wholly owned subsidiary, Zebra Acquisition Corporation, 100% of the stock of Zoom Information, Inc. (“Pre-Acquisition ZI”). Pre-Acquisition ZI was a leading provider of company and contact information to sales and marketing professionals. The Zoom Information Acquisition (as defined below) qualifies as a business combination and was accounted for as such. We included the financial results of Pre-Acquisition ZI in the consolidated financial statements of ZoomInfo OpCo from the date of the Zoom Information Acquisition. Accordingly, the financial statements for the periods prior to the Zoom Information Acquisition may not be comparable to those for the periods after the Zoom Information Acquisition.
Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.
Certain Definitions
As used in this prospectus, unless otherwise noted or the context requires otherwise:
•“22C Capital” refers to investment funds associated with 22C Capital LLC and its predecessor.
•“ACV” refers to annual contract value, or the total annualized value that a customer has agreed to pay for subscription services at any particular point in time under contract(s) that are or were enforceable at that point in time.
•“Blocker Companies” refers to certain of our Pre-IPO OpCo Unitholders that are taxable as corporations for U.S. federal income tax purposes.
•“CAC” refers to customer acquisition cost, or the cost of acquiring a new customer. We calculate CAC as (i) our adjusted sales and marketing expense, which excludes expenses that are non-cash or one-time in nature, including equity compensation costs, amortization related to acquired technology, and acquisition-related integration and compensation expenses, divided by (ii) the number of new customers added during the period.
•“Carlyle” refers to investment funds associated with The Carlyle Group.
•“Class P Units” refers to Class P Units (including, without limitation, any indirectly held Class P Units) of ZoomInfo OpCo. The Class P Units are “profits interests” having economic characteristics similar to stock options and have the right to share in any equity value of ZoomInfo OpCo above specified participation thresholds which are referred to as “strike prices” in this prospectus.
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•“Continuing Class P Unitholders” refers to certain pre-IPO owners who held Class P Units prior to, and continue to hold Class P Units following, the consummation of the Reorganization Transactions and the IPO Transactions (each, as defined herein).
•“Continuing HSKB Phantom Unitholders” refers to certain pre-IPO owners who held HSKB Phantom Units prior to, and continue to hold HSKB Phantom Units following, the consummation of the Reorganization Transactions and the IPO Transactions.
•“contact record event” refers to receipt of additional information or confirmatory evidence about a contact.
•“customers” refers to companies that have contracted with us to use our services and, at the time of measurement, maintain one or more active paid subscriptions to our platform. Paid subscriptions will generally include access for a number of employees or other affiliated persons of the customer.
•“Datanyze” refers, collectively, to Datanyze, Inc. and Datanyze Rus, LLC.
•“Employee Units” refers to the portion of HoldCo Units into which certain existing Class P Units (including, without limitation, certain indirectly held Class P Units) were converted in the Reorganization Transactions.
•“Exchange Tax Receivable Agreement” refers to the tax receivable agreement entered into with certain Pre-IPO OpCo Unitholders.
•“Founders” refers to Henry Schuck, our Chief Executive Officer, and Kirk Brown.
•“HoldCo Units” refers to the class of units of ZoomInfo HoldCo created by the Reclassification. Each OpCo Unit and HoldCo Unit has equivalent value and exchange rights for Class A common stock, subject to applicable vesting.
•“HSKB” refers to HSKB Funds, LLC, a privately held limited liability company formed on February 9, 2016 for the purpose of issuing equity to certain persons who had performed and would continue to perform services for ZoomInfo OpCo.
•“HSKB Phantom Units” refers to phantom units awarded pursuant to the HSKB 2019 Phantom Unit Plan.
•“HSKB Units” refers to the class of common units of HSKB.
•“LTIP Units” refers to a class of partnership units that are intended to qualify as “profit interests” in ZoomInfo OpCo for federal income tax purposes that, subject to certain conditions, including vesting, are convertible by the holder into OpCo Units. LTIP Units initially will not have full parity, on a per unit basis, with OpCo Units with respect to ordinary and liquidating distributions. Upon the occurrence of specified events, LTIP Units can over time achieve full parity with OpCo Units, at which time vested LTIP Units may be converted into OpCo Units on a one-for-one basis.
•“LTV” refers to lifetime value, or the value that we expect to generate from a customer during the period that the customer continues to use our services. We calculate LTV as the product of (i) our average ACV per customer, multiplied by (ii) our adjusted gross margin, which excludes expenses that are non-cash or one-time in nature, including equity compensation costs, amortization related to acquired technology, and acquisition-related integration and compensation expenses, multiplied by (iii) the fraction that is one divided by the annual rate that customers cancel subscriptions, which is defined as the percentage of ACV for customers that cancel during the period divided by the ACV at the beginning of the period.
•“NeverBounce” refers to Metrics Delivered LLC.
•“OpCo Units” refers to the class of units of ZoomInfo OpCo created by the Reclassification, and does not include Class P Units. Each OpCo Unit and HoldCo Unit has equivalent value and exchange rights for Class A common stock, subject to applicable vesting.
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•“paid users” refers to employees or other affiliated persons of a customer that have been granted access to our system under the terms of a contract with a customer.
•“Pre-IPO Blocker Holders” refers to the pre-IPO owners that held their interests in us through the Blocker Companies immediately prior to the consummation of the IPO.
•“Pre-IPO Class P Units” refers to Class P Units that were held by Continuing Class P Unitholders prior to the consummation of the Reorganization Transactions and the IPO Transactions and that were not converted into Employee Units in connection with the Reclassification.
•“Pre-IPO HoldCo Unitholders” refers to the pre-IPO owners that held HoldCo Units immediately prior to the consummation of the IPO.
•“Pre-IPO OpCo Unitholders” refers to the pre-IPO owners that held OpCo Units immediately prior to the consummation of the IPO.
•“pre-IPO owners” refers, collectively, to the Sponsors, the Founders, and the management and other equity holders who were the direct or indirect owners of ZoomInfo OpCo immediately prior to the Transactions (as defined herein).
•“RainKing” refers to Rain King Software, Inc.
•“Reorganization Tax Receivable Agreement” refers to the tax receivable agreement entered into with the Pre-IPO Blocker Holders.
•“Series A Preferred Units” refers to the Series A preferred units of ZoomInfo OpCo outstanding immediately prior to the consummation of the IPO and the use of proceeds therefrom.
•“Sponsors” refers, collectively, to TA Associates, Carlyle, and 22C Capital.
•“TA Associates” refers to investment funds associated with TA Associates.
•“tax receivable agreements” refers, collectively, to the Exchange Tax Receivable Agreement and the Reorganization Tax Receivable Agreement.
•“total addressable market” or “TAM” refers to the revenue opportunity that we believe is available to go-to-market intelligence solutions, such as ours. We calculate our TAM as the sum of (i) the product of (a) the number of specifically identified companies in our system with 10 to 99 employees and who sell to other businesses, multiplied by (b) the average ACV that we generate from companies with 10 to 99 employees, plus (ii) the product of (a) the number of specifically identified companies in our system with 100 to 999 employees and who sell to other businesses, multiplied by (b) the average ACV that we generate from companies with 100 to 999 employees, plus (iii) the product of (a) the number of specifically identified companies in our system with 1,000 or more employees, multiplied by (b) the average ACV that we generated from the top quartile of customers with 1,000 or more employees.
•“ZoomInfo,” the “Company,” “we,” “us,” and “our” refer, (1) prior to the consummation of the Reorganization Transactions and the IPO Transactions, to ZoomInfo OpCo and its consolidated subsidiaries and, (2) after the consummation of the Reorganization Transactions and the IPO Transactions, to ZoomInfo Technologies Inc. and its consolidated subsidiaries.
•“ZoomInfo HoldCo” refers to ZoomInfo Intermediate Holdings LLC, a Delaware limited liability company, and a direct subsidiary of ZoomInfo Technologies Inc. following the Reorganization Transactions.
•“ZoomInfo OpCo” refers to ZoomInfo Holdings LLC (formerly known as DiscoverOrg Holdings, LLC), a Delaware limited liability company, and a direct subsidiary of ZoomInfo HoldCo and indirect subsidiary of ZoomInfo Technologies Inc. following the Reorganization Transactions.

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SUMMARY
This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before before deciding to (i) exchange your Pre-IPO Class P Units or (ii) have your HSKB Phantom Units settled for shares of our Class A common stock. Before you decide to invest in shares of our Class A common stock, you should read this entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This summary contains forward-looking statements that involve risks and uncertainties.
Overview
Our mission is to unlock actionable business information and insights to make organizations more successful.
ZoomInfo is a leading go-to-market intelligence platform for sales and marketing teams. Our cloud-based platform provides highly accurate and comprehensive information on the organizations and professionals they target. This “360-degree view” enables sellers and marketers to shorten sales cycles and increase win rates by delivering the right message, to the right person, at the right time, to hit their number.
Every business needs to sell effectively to thrive. Today, sales and marketing is inherently inefficient. Sales representatives spend only a third of their time actually selling, in large part because they must spend so much of their time researching, curating, and organizing data, which is often of poor quality. Sales and marketing teams often lack scalable and actionable go-to-market intelligence to engage their customers and prospects. All organizations that sell to other businesses can use ZoomInfo to sell more, in a smarter, better, and faster way.
Today, approximately 215,000 paid users leverage our platform to identify the best target customers, pinpoint the right decision makers, obtain continually updated predictive lead and company scoring, monitor buying signals and other attributes of target companies, craft the right message, engage via automated sales tools, and track progress through the deal cycle. Our go-to-market intelligence platform delivers comprehensive and high-quality intelligence and analytics on approximately 14 million companies, including advanced attributes, technologies used by companies, intent signals, and decision-maker contact information. Our intelligence is kept up to date in real time.
By leveraging artificial intelligence (“AI”) and machine learning techniques (“ML”), the ZoomInfo platform is able to process billions of raw data events and refine them into unique and actionable insights. To create these insights, our platform continuously collects, enriches, curates, and verifies the data from millions of proprietary and public sources, including our contributory network, which captures data on approximately 50 million contact record events daily from our free Community Edition users and many of our paying customers.

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Our software, insights, and data enable over 16,000 companies to sell and market more effectively and efficiently. Our customers operate in almost every industry vertical, including software, business services, manufacturing, telecommunications, financial services, retail, media and internet, transportation, education, hospitality, and real estate, and range from the largest global enterprises, to mid-market companies, down to small businesses. As customers continue their journey with us, we help them move up the go-to-market maturity curve from basic go-to-market operations, such as finding target accounts and contacts, to more sophisticated motions, such as prioritizing accounts, automating workflows and campaigns, crafting nuanced pitches, and monitoring deal momentum. Our robust suite of software and insights supports every step along that journey.
Independent of size or industry, we believe our platform can make almost any sales and marketing team more effective and more efficient.
This broad applicability drives our TAM of approximately $26 billion, according to our estimates. Using the ZoomInfo platform, we have identified over 750,000 global businesses that sell to other businesses and have more than ten employees, which represent our potential customers. Our current customer base of over 16,000 implies penetration of approximately 2%.
Internally, we use the ZoomInfo platform to drive our own highly effective and efficient go-to-market motion. We have developed a high-velocity lead generation engine and invested in tech-enabled processes, such as lead scoring and lead routing, fueled by our data and insights. When combined with our investments in onboarding, training, and sales enablement, this results in an optimized go-to-market motion. For the 12 months ended June 30, 2020, our median new business sales cycle from opportunity creation to close was less than 30 days, and our average LTV compared to our average CAC was over 10x. Our focus on customer adoption, success, and expansion helps us to deliver continued value and creates opportunities for increased usage. Today, over 650 of our customers spend more than $100,000 in ACV, with 16 customers spending over $1,000,000 in ACV.
ZoomInfo, formerly known as DiscoverOrg, was co-founded in 2007 by our CEO, Henry Schuck. DiscoverOrg achieved significant organic growth since its founding and acquired Zoom Information, Inc. (“Pre-Acquisition ZI”) in February 2019 to further expand the breadth of our go-to-market intelligence, industry coverage, and addressable market opportunity. Subsequently, the combined business has been re-branded as ZoomInfo. We and Pre-Acquisition ZI generated revenue of $144.3 million and $72.5 million in 2018, respectively, and $293.3 million in 2019 and $9.7 million for the one month ended January 31, 2019, respectively. We generated revenue of $123.1

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million and $213.1 million for the six months ended June 30, 2019 and June 30, 2020, respectively. We and Pre-Acquisition ZI generated net income (loss) of $(28.6) million and $(27.5) million in 2018, respectively, and $(78.0) million in 2019 and $0.8 million for the one month ended January 31, 2019, respectively. We generated net income (loss) of $(60.1) million and $(62.1) million for the six months ended June 30, 2019 and June 30, 2020, respectively. We generated Adjusted Operating Income of $83.7 million and $167.1 million in 2018 and 2019, respectively. We generated Adjusted Operating Income of $72.9 million and $104.0 million for the six months ended June 30, 2019 and June 30, 2020, respectively.
Industry Background
Sales and Marketing is Fundamental to Every Business
For every company, sales and marketing is a fundamental function that defines its success. As a result, businesses typically spend significantly on sales and marketing activities. For example, Forbes Global 2000 companies collectively spent over $2 trillion on sales and marketing activities alone in 2018 according to Capital IQ.
Business-to-Business (“B2B”) Sales and Marketing has Changed
Prior to the advent of sales and marketing technologies, businesses that sold to other businesses operated in an analog world, relying on field sales representatives to gather customer information and navigate sales processes. This process was manual, expensive, and inefficient. The data gathered was limited in depth, breadth, and accuracy, and began decaying as soon as it was captured. To address these problems, businesses invested in new technologies like customer relationship management (“CRM”) to digitally transform the way they sell. The CRM market grew from $12 billion in 2009 to $42 billion in 2018, representing a nearly 250% increase, according to a 2019 Global Industry Analysts, Inc. report. CRM systems were adopted primarily to manage the sales process, while marketing automation systems and new forms of customer engagement were developed to automate different go-to-market tasks. Despite these investments, businesses still rely largely on manual processes to gather intelligence to drive these systems. Consequently, the data that supports CRM and sales & marketing automation systems and workflows is frequently stale, inaccurate, incomplete, and limited in depth and breadth.
Sales and Marketing is Still Inefficient
According to Salesforce.com, sales representatives spend only a third of their time actually selling, in large part because they must spend so much of their time researching and organizing data, which is often of poor quality. This inefficiency is manifested in three main ways:
1)It’s hard to find and engage with decision makers. Inaccurate or missing contact information plagues efforts to engage with a broad set of targets quickly and efficiently.
2)It’s hard to know when to engage. Sales and marketing professionals need to manually gather information across various sources to determine when a potential customer intends to make a purchase.
3)No data-driven way to prioritize targets. Prioritization decisions for sales and marketing resources are often made based on intuition, random knowledge gathering, or incomplete and inaccurate data.
There is a Need for a Comprehensive Go-to-Market Intelligence Solution
Sales and marketing teams need go-to-market intelligence to engage the right people, at the right companies, with the right message, at the right time. Go-to-market intelligence provides a “360-degree view,” aggregating all the information and intelligence gathered from numerous sources that together paint a comprehensive dynamic picture of target customers, their organizational structure, corporate hierarchy, decision-makers, and methods of contact. This all needs to be updated in real time and integrated into workflows through CRM and sales & marketing automation systems—the systems nearly every company uses to manage its sales and marketing processes.
Today, point solutions exist to aid in go-to-market intelligence efforts, but they only address a fraction of the 360-degree view of the customer, and often lack the accuracy required to be effective. According to a Forrester report we commissioned, only 1.2% of companies have mature B2B intelligence practices and technology.

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Companies that have implemented some B2B intelligence practices and technology have realized 35% more leads and 45% higher-quality leads, leading to higher revenue and faster growth.
The ZoomInfo Platform
Our cloud-based go-to-market intelligence platform give sales and marketing professionals highly accurate and comprehensive information and insights on the organizations and professionals they target. Our platform helps users identify the best target customers, pinpoint the right decision makers, obtain continually updated predictive lead and company scoring, monitor buying signals and other attributes of target companies, craft the right message, engage via automated sales tools, and track progress through the deal cycle.
We provide a comprehensive 360-degree view on approximately 14 million companies and over 117 million professionals. We combine this with deep insights, such as personnel moves, pain points or planned investments, technologies used by companies, intent signals, advanced attributes (such as time series growth, granular department and location information, and employee trends), organizational charts, news and events, hierarchy information, locations, and funding details. Our intelligence is kept up to date in real time. This enables us to provide our customers with a contractual guarantee that at least 95% of the employment information they access will be current.
Our Data Engine
Our Machine Learning and Artificial Intelligence Technologies
We are able to deliver high-quality intelligence at scale by leveraging an AI- and ML-powered engine that gathers data from millions of sources and standardizes, matches to entities, verifies, cleans, and applies the processed data to companies and people. To help train our AI and ML technologies and augment our contributory network, we have a team of 300 research analysts with deep expertise in cleaning B2B data.
Our Data Sources
We have a number of data sources, including proprietary sources, that enrich our platform:
•Contributory Network. Our free users and many of our paying customers contribute data that enhances our platform. Our contributory network captures data on approximately 50 million contact record events daily.
•Unstructured Public Information. Our patented and proprietary technologies extract and parse unstructured information found on webpages, newsfeeds, blogs, and other public sources, and then match that information with entities that we have previously identified.
•Data Training Lab. We have developed hundreds of processes, largely automated, to gather information from sources, such as PBX directories, website traffic and source code, and proprietary surveys.
•Generally Available Information. Our technology adds value to public information and a limited amount of purchased third-party data by combining them with our proprietary insights.
Benefits of Our Platform
•Significant and Measurable Revenue Improvement. Our platform increases revenue for our customers who can easily measure the impact because we integrate with the systems that they use to attribute revenue.
•Unmatched Accuracy, Depth, and Coverage of Data. We are able to provide a guarantee of 95%+ accuracy as a result of our focus on quality, coupled with proprietary methods to extract, parse, match, and clean data. We do not believe that any other solution provides the depth and breadth of data that we provide on approximately 14 million companies and over 117 million professionals.
•Unique Data Points Drive Valuable Insights. We integrate unique data points that are proprietary to ZoomInfo with our customers’ data to enrich their information and develop unique insights.

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•Integrated and Automated Platform. Our insights are available on our cloud-based platform and can also be delivered directly into our customers’ workflows and supporting infrastructure, including Salesforce, Marketo, HubSpot, Microsoft Dynamics, Oracle Sales Cloud, and other platforms. The vast majority of our customers integrate ZoomInfo with their most-used CRM or sales & marketing automation system.
Our Competitive Strengths
•Market Leader with a Comprehensive Go-to-Market Intelligence Platform. We provide the most accurate and comprehensive go-to-market intelligence platform available.
•Finely Tuned Go-to-Market Model. We utilize the ZoomInfo platform to power our efficient go-to-market motion. For the 12 months ended June 30, 2020, our average LTV to average CAC was over 10x.
•High-Velocity Software Development. We foster an innovative, fast-paced engineering culture that enabled the release of 112 product features and services in 2019.
•Powerful and Significant Network Effects. As our user base grows, so does the data we receive, which enables us to provide greater value to our customers.
•Visionary, Founder-Led Management Team. Our highly talented, customer-centric senior leadership, led by our co-founder and CEO, Henry Schuck, enables us to rapidly develop new products, move more quickly than our competition, and build our fast-paced, execution-oriented culture.
Our Market Opportunity
We estimate the TAM for our platform to be approximately $26 billion, based on data as of June 30, 2020.
We calculate our TAM by estimating the total number of companies by employee size for companies with 1,000 or more employees, companies with 100 to 999 employees, and companies with 10 to 99 employees and applying the ACV to each respective company using internally generated data of actual customer spend by company size. For companies with 1,000 or more employees, we have applied the average ACV of our top quartile of customers with 1,000 or more employees, who we believe have achieved broader implementation of our platform across their organizations. For companies with 100 to 999 employees and companies with 10 to 99 employees, we have applied an average ACV based on current spend for our customers in these bands. The aggregate calculated value represents our estimated TAM. Data for numbers of companies by employee count is from our ZoomInfo platform that we have identified as relevant prospects for our platform.
Our Growth Strategy
We intend to drive the growth of our business through the following strategies:
•Continue to Acquire New Customers
•Deliver Additional High-Value Solutions to Our Existing Customers
•Drive Incremental Penetration Within Enterprises
•Leverage Our Platform for Adjacent Use Cases such as Recruiting
•Expand to International Markets
•Selective Acquisitions to Complement Our Platform
Recent Developments
COVID-19
In December 2019, a novel strain of Coronavirus disease (“COVID-19”) was reported, and in March 2020, the WHO characterized COVID-19 as a pandemic. The COVID-19 pandemic has resulted in travel restrictions,

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prohibitions of non-essential activities, disruption and shutdown of certain businesses, and greater uncertainty in global financial markets. Such conditions are creating disruption in global supply chains, increasing rates of unemployment, and adversely impacting many industries. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown.
As of the date of this prospectus, the full impact of the COVID-19 pandemic on the global economy and the extent to which the COVID-19 pandemic may impact our financial condition or results of operations remain uncertain. Furthermore, because of our largely subscription-based business model, the effect of the COVID-19 pandemic may not be fully reflected in our results of operations and overall financial condition until future periods, if at all.
As a result of the COVID-19 pandemic, we expect we will experience slowed growth or decline in new customer demand for our platform and lower demand from our existing customers for upgrades within our platform. We have experienced and expect to continue to experience an increase in potential customers seeking lower prices or other more favorable contract terms and current customers attempting to obtain concessions on the terms of existing contracts, including requests for early termination or waiver of payment obligations, all of which has adversely affected and could materially adversely impact our business, results of operations, and overall financial condition in future periods. The extent and continued impact of the COVID-19 pandemic on our operational and financial condition will depend on certain developments, including: the duration and spread of the outbreak; government responses to the pandemic; its impact on the health and welfare of our employees and their families; its impact on our customers and our sales cycles; its impact on customer, industry, or employee events; delays in hiring and onboarding new employees; and effects on our partners and vendors, some of which are uncertain, difficult to predict, and not within our control.
In response to the COVID-19 pandemic, in the first quarter of 2020, we temporarily closed all of our offices, including our office in Israel, and enabled our entire work force to work remotely. We have also implemented travel restrictions for non-essential business. These changes remained in effect in the second quarter of 2020 and could extend into future quarters. The impact, if any, of these and any additional operational changes we may implement is uncertain, but changes we have implemented to date have not affected and are not expected to materially affect our ability to maintain operations, including financial reporting systems, internal control over financial reporting, and disclosure controls and procedures. See “Risk Factors” for further discussion of the possible impact of the COVID-19 pandemic on our business.
Initial Public Offering
On June 8, 2020, we completed the IPO, in which we sold 51,175,000 shares of our Class A common stock at a price to the public of $21.00 per share and received net proceeds of approximately $1,019.6 million after deducting underwriting discount. We used the net proceeds from the IPO to purchase 48,528,783 newly issued HoldCo Units from ZoomInfo HoldCo for approximately $966.9 million (which ZoomInfo HoldCo in turn used to purchase the same number of newly issued OpCo Units from ZoomInfo OpCo), to purchase 2,370,948 OpCo Units from certain Pre-IPO OpCo Unitholders for approximately $47.2 million, and to fund $5.5 million of merger consideration payable to certain Pre-IPO Blocker Holders in connection with the Blocker Mergers. To date, ZoomInfo OpCo used a portion of the proceeds it received through ZoomInfo HoldCo from the IPO (i) to redeem and cancel all outstanding Series A Preferred Units of ZoomInfo OpCo for approximately $274.2 million, including accumulated but unpaid distributions and related prepayment premiums, (ii) to repay the entire aggregate principal amount under our second lien credit agreement for approximately $380.6 million, including related prepayment premiums and accrued interest, (iii) to repay $35.0 million of outstanding borrowings under our first lien revolving credit facility, (iv) to pay certain expenses related to the IPO, and (v) to prepay $100.0 million aggregate principal amount of the first lien term loans outstanding under our first lien credit agreement, including accrued interest thereon. ZoomInfo OpCo intends to use the remaining proceeds from the IPO for general corporate purposes.
Prepayment of First Lien Credit Agreement
On June 17, 2020, we used approximately $101.2 million to prepay $100.0 million aggregate principal amount of the first lien term loans outstanding under our first lien credit agreement, including accrued interest thereon. The

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prepayment was funded with a portion of the net proceeds received from our IPO. Following the prepayment, as of June 17, 2020, $756.4 million aggregate principal amount of first lien term loans were outstanding under our first lien credit agreement.
Secondary Offering
On August 24, 2020, certain selling stockholders, including entities affiliated with the Sponsors, completed a secondary offering of 17,179,135 shares of Class A common stock (the “Secondary Offering”) at a price to the public of $37.00 per share. The selling stockholders received all of the net proceeds of approximately $615 million after deducting the underwriting discount.
Investment Risks
An investment in shares of our Class A common stock involves substantial risks and uncertainties that may adversely affect our business, financial condition, results of operations, and cash flows. Some of the more significant challenges and risks relating to an investment in our Company include, among other things, the following:
•the COVID-19 pandemic, including the global economic uncertainty and measures taken in response, could materially impact our business and future results of operations;
•larger well-funded companies shifting their existing business models to become more competitive with us;
•our ability to provide or adapt our platform for changes in laws and regulations or public perception, or changes in the enforcement of such laws, relating to data privacy;
•the effects of companies more effectively catering to our customers by offering more tailored products or platforms at lower costs;
•adverse general economic and market conditions reducing spending on sales and marketing;
•the effects of declining demand for sales and marketing subscription platforms;
•our ability to improve our technology and keep up with new processes for data collection, organization, and cleansing;
•our ability to provide a highly accurate, reliable, and comprehensive platform moving forward;
•our reliance on third-party systems that we do not control to integrate with our system and our potential inability to continue to support integration;
•our ability to adequately fund research and development potentially limiting introduction of new features, integrations, and enhancements;
•our ability to attract new customers and expand existing subscriptions;
•a decrease in participation in our contributory network or increased opt-out rates impacting the depth, breadth, and accuracy of our platform;
•our failure to protect and maintain our brand and our ability to attract and retain customers;
•our substantial indebtedness, which could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry, and our ability to meet our obligations under our outstanding indebtedness, and could divert our cash flow from operations for debt payments;
•our failure to achieve and maintain effective internal controls over financial reporting;
•the parties to our stockholders agreement controlling us and their interests conflicting with ours or yours in the future; and

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•our being a “controlled company” within the meaning of the Nasdaq rules and, as a result, qualifying for exemptions from certain corporate governance requirements, as a result of which you will not have the same protections afforded to stockholders of companies that are subject to such requirements.
Please see “Risk Factors” for a discussion of these and other factors you should consider before making an investment in shares of our Class A common stock.
Organizational Structure
For a simplified diagram depicting our current organizational structure, see “Organizational Structure.” ZoomInfo Technologies Inc. is a holding company, and its sole material asset is a controlling equity interest in ZoomInfo HoldCo, which is a holding company whose sole material asset is a controlling equity interest in ZoomInfo OpCo. ZoomInfo Technologies Inc. operates and controls all of the business and affairs, and consolidates the financial results, of ZoomInfo OpCo through ZoomInfo HoldCo and, through ZoomInfo OpCo and its subsidiaries, conducts our business. Prior to the completion of the IPO:
•ZoomInfo OpCo effected a four-for-one reverse unit split;
•ZoomInfo Technologies Inc. formed a new merger subsidiary with respect to each of the Blocker Companies through which certain of our Pre-IPO Blocker Holders held their interests in ZoomInfo OpCo, each merger subsidiary merged with and into the respective Blocker Companies in reverse-subsidiary mergers, and the surviving entities merged with and into ZoomInfo Technologies Inc. (such mergers, the “Blocker Mergers”), which Blocker Mergers resulted in the Pre-IPO Blocker Holders receiving a combination of (i) shares of Class C common stock of ZoomInfo Technologies Inc. and (ii) a cash amount in respect of reductions in such Pre-IPO Blocker Holders’ equity interests, based on the initial public offering price of the Class A common stock in the IPO (see “Organizational Structure—Blocker Mergers”);
•certain pre-IPO owners acquired interests in ZoomInfo HoldCo as a result of the merger of an entity that held OpCo Units on behalf of such pre-IPO owners into ZoomInfo HoldCo (the “ZoomInfo HoldCo Contributions”) and the redemption of some OpCo Units pursuant to which the holders of such OpCo Units received HoldCo Units; and
•the limited liability company agreements of each of ZoomInfo OpCo and ZoomInfo HoldCo were amended and restated to, among other things, modify their capital structure by reclassifying the interests held by the Pre-IPO OpCo Unitholders, the Continuing Class P Unitholders, and the Pre-IPO HoldCo Unitholders, resulting in OpCo Units of ZoomInfo OpCo, Class P Units of ZoomInfo OpCo, and HoldCo Units of ZoomInfo HoldCo, respectively (such reclassification, the “Reclassification”).
We refer to the Reclassification, together with the Blocker Mergers and the ZoomInfo HoldCo Contributions, as the “Reorganization Transactions.” Pursuant to the amended and restated limited liability company agreement of ZoomInfo OpCo, the Pre-IPO OpCo Unitholders (or certain permitted transferees) have the right (subject to the terms of such limited liability company agreement) to exchange their OpCo Units (together with a corresponding number of shares of Class B common stock) for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, and reclassifications. Pursuant to the amended and restated limited liability company agreement of ZoomInfo HoldCo, the Pre-IPO HoldCo Unitholders (or certain permitted transferees) have the right (subject to the terms of such limited liability company agreement) to exchange their HoldCo Units (together with a corresponding number of shares of Class B common stock) for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, and reclassifications. For a description of the amended and restated limited liability company agreements of ZoomInfo OpCo and ZoomInfo HoldCo, please read “Certain Relationships and Related Person Transactions.”
The Pre-IPO OpCo Unitholders and the Pre-IPO HoldCo Unitholders hold all of the issued and outstanding shares of our Class B common stock. The shares of Class B common stock have no economic rights, but each share entitles the holder to ten votes (for so long as the aggregate number of outstanding shares of our Class B common stock and Class C common stock represents at least 5% of the aggregate number of our outstanding shares of

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common stock, and thereafter, one vote per share) on all matters on which stockholders of ZoomInfo Technologies Inc. are entitled to vote generally. The Pre-IPO Blocker Holders hold all of the issued and outstanding shares of our Class C common stock. The shares of Class C common stock have the same economic rights as shares of Class A common stock, but each share entitles the holder to ten votes (for so long as the aggregate number of outstanding shares of our Class B common stock and Class C common stock represents at least 5% of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share upon the automatic conversion of our Class C common stock into shares of Class A common stock) on all matters on which stockholders of ZoomInfo Technologies Inc. are entitled to vote generally.
The voting power afforded to Pre-IPO OpCo Unitholders and Pre-IPO HoldCo Unitholders, as applicable, by their shares of Class B common stock will be automatically and correspondingly reduced as they exchange shares of Class B common stock, together with a corresponding number of OpCo Units or HoldCo Units, as applicable, for shares of Class A common stock of ZoomInfo Technologies Inc., and the voting power afforded to Pre-IPO Blocker Holders will be automatically and correspondingly reduced as they transfer shares of Class C common stock, which, except in certain circumstances, will automatically convert into shares of Class A common stock. See “Certain Relationships and Related Person Transactions—ZoomInfo OpCo Amended and Restated Limited Liability Company Agreement,” “Certain Relationships and Related Person Transactions—ZoomInfo HoldCo Amended and Restated Limited Liability Company Agreement,” and “Description of Capital Stock.” Holders of outstanding shares of our Class A common stock, Class B common stock, and Class C common stock will vote as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.
Our organizational structure is commonly referred to as an umbrella partnership-C-corporation (“UP-C”) structure. This organizational structure allows our Pre-IPO OpCo Unitholders to retain their equity ownership in ZoomInfo OpCo, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of OpCo Units. Holders of shares of Class A common stock, upon (i) exchange of Pre-IPO Class P Units or (ii) settlement of HSKB Phantom Units, will, by contrast, hold their equity ownership in ZoomInfo Technologies Inc., a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of Class A common stock. Pre-IPO Blocker Holders hold their equity ownership in ZoomInfo Technologies Inc. in the form of shares of Class C common stock. Pre-IPO HoldCo Unitholders hold their equity ownership in ZoomInfo HoldCo, an entity classified as a corporation for U.S. federal income tax purposes, in the form of HoldCo Units. We believe that our Pre-IPO OpCo Unitholders generally find it advantageous to continue to hold their equity interests in an entity that is not taxable as a corporation for U.S. federal income tax purposes. One of these benefits is that future taxable income of ZoomInfo OpCo that is allocated to our Pre-IPO OpCo Unitholders will be taxed on a flow-through basis and therefore will not be subject to corporate taxes at the entity level. Additionally, because our Pre-IPO OpCo Unitholders and Pre-IPO HoldCo Unitholders may exchange their OpCo Units or HoldCo Units, respectively, for shares of our Class A common stock, our UP-C structure provides our Pre-IPO OpCo Unitholders and Pre-IPO HoldCo Unitholders with potential liquidity that holders of non-publicly traded limited liability companies are not typically afforded. We do not believe that our UP-C structure gives rise to any significant business or strategic benefit or detriment to us.
As described below under “Certain Relationships and Related Person Transactions—Tax Receivable Agreements,” we entered into two tax receivable agreements. We entered into (i) the Exchange Tax Receivable Agreement with certain Pre-IPO OpCo Unitholders and (ii) the Reorganization Tax Receivable Agreement with the Pre-IPO Blocker Holders. These tax receivable agreements provide for the payment by ZoomInfo Technologies Inc. or any member of its affiliated, consolidated, combined, or unitary tax group (collectively, the “ZoomInfo Tax Group”) to certain pre-IPO owners and certain Pre-IPO HoldCo Unitholders of 85% of the benefits, if any, the ZoomInfo Tax Group is deemed to realize (calculated using certain assumptions) as a result of certain tax attributes and benefits covered by the tax receivable agreements. The Exchange Tax Receivable Agreement provides for the payment by members of the ZoomInfo Tax Group to certain Pre-IPO OpCo Unitholders and certain Pre-IPO HoldCo Unitholders of 85% of the benefits, if any, that the ZoomInfo Tax Group is deemed to realize (calculated using certain assumptions) as a result of (i) the ZoomInfo Tax Group’s allocable share of existing tax basis acquired in the IPO and (ii) increases in the ZoomInfo Tax Group’s allocable share of existing tax basis and tax basis adjustments that will increase the tax basis of the tangible and intangible assets of the ZoomInfo Tax Group as a result of sales or exchanges of OpCo Units for shares of Class A common stock after the IPO, and certain other tax benefits,

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including tax benefits attributable to payments under the Exchange Tax Receivable Agreement. The Reorganization Tax Receivable Agreement provides for the payment by ZoomInfo Technologies Inc. to the Pre-IPO Blocker Holders and certain Pre-IPO HoldCo Unitholders of 85% of the benefits, if any, that the ZoomInfo Tax Group is deemed to realize (calculated using certain assumptions) as a result of the ZoomInfo Tax Group’s utilization of certain tax attributes of the Blocker Companies (including the ZoomInfo Tax Group’s allocable share of existing tax basis acquired in the Reorganization Transactions), and certain other tax benefits, including tax benefits attributable to payments under the Reorganization Tax Receivable Agreement.
The amount of existing tax basis and the anticipated tax basis adjustments, as well as the amount and timing of any payments under the tax receivable agreements, will vary depending upon a number of factors, including the timing of exchanges, the price of shares of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, the amount of tax attributes, and the amount and timing of our income. We estimate the amount of existing tax basis with respect to which our pre-IPO owners are entitled to receive payments under the tax receivable agreements (assuming all Pre-IPO OpCo Unitholders exchange their outstanding OpCo Units (together with a corresponding number of shares of Class B common stock) on the date of this prospectus) is approximately $387.6 million (assuming a public offering price of $51.03 per share of Class A common stock, which is the last reported sale price of our Class A common stock on the Nasdaq on June 30, 2020). Certain late payments under the tax receivable agreements generally will accrue interest at an uncapped, per annum rate equal to LIBOR (or its successor rate) plus 500 basis points. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreements.”
ZoomInfo Technologies Inc. is a holding company and has no material assets other than its ownership of HoldCo Units. ZoomInfo HoldCo is a holding company and has no material assets other than its ownership of OpCo Units. The limited liability company agreement of ZoomInfo OpCo provides that certain distributions to cover the taxes of the ZoomInfo Tax Group and the other holders of OpCo Units and Class P Units will be made based upon assumed tax rates and other assumptions provided in such limited liability company agreement (such distributions, “tax distributions”). The manager of ZoomInfo HoldCo has broad discretion to make distributions out of ZoomInfo Holdco. In the event ZoomInfo Technologies Inc. declares any cash dividend, we expect that the manager of ZoomInfo HoldCo would cause ZoomInfo OpCo to make distributions to ZoomInfo HoldCo, which in turn will make distributions to ZoomInfo Technologies Inc., in an amount sufficient to cover such cash dividends declared by us. If ZoomInfo OpCo makes such distributions to ZoomInfo HoldCo and ZoomInfo HoldCo makes such distributions to ZoomInfo Technologies Inc., the other holders of OpCo Units, HoldCo Units, and certain Class P Units will also be entitled to receive the respective equivalent pro rata distributions. We entered into a tax sharing agreement with ZoomInfo HoldCo (the “tax sharing agreement”). Pursuant to the tax sharing agreement, ZoomInfo HoldCo is required to make certain payments to us to enable us to pay taxes of the ZoomInfo Tax Group and to meet our obligations under the tax receivable agreements.
ZoomInfo OpCo is the predecessor of ZoomInfo Technologies Inc. for financial reporting purposes following the completion of the IPO. As a result, the consolidated financial statements of ZoomInfo Technologies Inc. recognized the assets and liabilities received in the reorganization at their historical carrying amounts, as reflected in the historical financial statements of ZoomInfo OpCo. ZoomInfo Technologies Inc. consolidates ZoomInfo OpCo through ZoomInfo HoldCo on its consolidated financial statements and records a non-controlling interest related to the OpCo Units and HoldCo Units held by our pre-IPO owners on its consolidated balance sheet and statement of operations.

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The simplified diagram below depicts our organizational structure As of September 30, 2020. For additional detail, see “Organizational Structure.”
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(1)Each share of Class B common stock provides the holder with ten votes (for so long as the aggregate number of outstanding shares of our Class B common stock and Class C common stock represents at least 5% of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share) on all matters on which stockholders of ZoomInfo Technologies Inc. are entitled to vote generally. As of September 30, 2020, the Pre-IPO OpCo Unitholders and the Pre-IPO HoldCo Unitholders held 224,283,503 and 4,208,098 shares of our Class B common stock, respectively, collectively representing 100% of our outstanding Class B common stock, and collectively held 69.9% of the voting power in ZoomInfo Technologies Inc. As of September 30, 2020, the holders of our Class B and Class C common stock collectively held 97.9% of the voting power in ZoomInfo Technologies Inc. For additional information, see “Organizational Structure—Organizational Structure Following the IPO and the Transactions” and “Description of Capital Stock—Common Stock—Class B Common Stock.”
(2)Each share of Class C common stock provides the holder with ten votes (for so long as the aggregate number of outstanding shares of our Class B common stock and Class C common stock represents at least 5% of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share upon the automatic conversion of our Class C common stock into shares of Class A common stock)

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on all matters on which stockholders of ZoomInfo Technologies Inc. are entitled to vote generally.As of September 30, 2020, the Pre-IPO Blocker Holders held 91,582,353 shares of our Class C common stock, representing 100% of our Class C common stock, and collectively held 28.0% of the voting power in ZoomInfo Technologies Inc. As of September 30, 2020, the holders of our Class B and Class C common stock collectively held 97.9% of the voting power in ZoomInfo Technologies Inc. For additional information, see “Organizational Structure—Organizational Structure Following the IPO and the Transactions” and “Description of Capital Stock—Common Stock—Class C Common Stock.”
(3)Assuming such Pre-IPO Class P Units are fully vested, as of September 30, 2020, 12,534,418 shares of Class A common stock (based on the closing price of our Class A common stock of $42.99 per share as reported on Nasdaq on September 30, 2020) would be issuable upon the exchange of 14,383,955 Pre-IPO Class P Units that are held by the Continuing Class P Unitholders. For additional information, see “Organizational Structure—Reclassification and Amendment and Restatement of Limited Liability Company Agreement of ZoomInfo OpCo” and “Certain Relationships and Related Person Transactions—ZoomInfo OpCo Amended and Restated Limited Liability Company Agreement.”
(4)ZoomInfo LLC (formerly known as DiscoverOrg, LLC) serves as the borrower under our first lien revolving credit facility and our first lien term loan facility, as amended (together, the “first lien credit facilities” or the “secured credit facilities”). See “Description of Certain Indebtedness.”
The following table presents the outstanding common stock, OpCo Units, and HoldCo Units as of September 30, 2020 (and does not give effect to the issuance upon exchange of shares of Class A common stock registered hereby) (i) on an actual basis, excluding the conversion of 14,383,955 Pre-IPO Class P Units held by the Continuing Class P Unitholders, which are convertible for 12,534,418 shares of Class A common stock (based on the closing price of our Class A common stock of $42.99 per share as reported on Nasdaq on September 30, 2020) upon vesting, and (ii) on a diluted basis, assuming the conversion of such Pre-IPO Class P Units:

	Common Stock				Units
	Class A Common Stock	Class B Common Stock	Class C Common Stock	Total	HoldCo Units	OpCo Units
Public Stockholders	69,173,426			69,173,426
Pre-IPO OpCo Unitholders		224,283,503		224,283,503		224,283,503
Pre-IPO HoldCo Unitholders		4,208,098		4,208,098	4,208,098
Pre-IPO Blocker Holders			91,582,353	91,582,353
ZoomInfo Technologies Inc.					160,755,779
ZoomInfo HoldCo						164,963,877
Total outstanding	69,173,426	228,491,601	91,582,353	389,247,380	164,963,877	389,247,380
Total, after giving effect to the conversion of Pre-IPO Class P Units held by Continuing Class P Unitholders(1)	81,509,172	228,491,601	91,582,353	401,583,126	177,299,623	401,583,126
Total, after giving further effect to the vesting of employee equity grants under our 2020 Omnibus Incentive Plan(2)	83,095,204	228,491,601	91,582,353	403,169,158	178,885,655	403,169,158
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(1)In connection with the conversion of any Pre-IPO Class P Unit for a share of Class A common stock, one OpCo Unit will be issued to ZoomInfo HoldCo and one HoldCo Unit will be issued to ZoomInfo Technologies Inc.
(2)Includes 513,440 restricted stock units and 47,620 LTIP Units granted in connection with the IPO under the 2020 Omnibus Incentive Plan. In addition, 577,879 stock options, which we refer to as “leverage restoration options,” and 630,000 Class P Units, in each case with a strike price equal to the public offering price per share of Class A common stock, were granted in connection with the IPO under the 2020 Omnibus Incentive Plan.

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The following table presents the economic interests and combined voting power in ZoomInfo Technologies Inc. held by the Sponsors, the Founders, management and others, and public stockholders (which does not reflect the exchange of any Class P Unit for a share of Class A common stock) as of September 30, 2020 (and does not give effect to the issuance upon exchange of shares of Class A common stock registered hereby):

	Common Stock Owned(1)		Voting Power(2)
	Shares	%	Votes	%
Sponsors	234,501,949	60.2%	2,345,019,490	71.7%
Founders(3)	66,011,392	17.0%	660,113,920	20.2%
Management and Others	19,560,613	5.0%	195,606,130	6.0%
Public Stockholders	69,173,426	17.8%	69,173,426	2.1%
Total	389,247,380	100.0%	3,269,912,966	100.0%
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(1)Reflects the sum of shares of our Class A common stock, Class B common stock, and Class C common stock, which represents direct and indirect economic ownership in us and our subsidiaries. Each share of our Class A common stock and Class C common stock has the same economic interest. Our Class B common stock does not have any economic rights, but each share of our Class B common stock relates to one OpCo Unit or HoldCo Unit.
(2)Based on beneficial ownership, reflects one vote per share of Class A common stock, ten votes per share of Class B common stock, and ten votes per share of Class C common stock. See “Principal Stockholders” for additional information.
(3)Reflects (i) Henry Schuck’s indirect economic interest in 7,363,514 OpCo Units and associated shares of Class B common stock held directly by HSKB Funds, LLC and 30,910,042 OpCo Units and associated shares of Class B common stock held directly by DO Holdings (WA), LLC; and (ii) Kirk Brown’s indirect economic interest in 27,737,836 OpCo Units and associated shares of Class B common stock held directly by DO Holdings (WA), LLC. Messrs. Schuck and Brown may be deemed to share voting and dispositive power over the securities held by DO Holdings (WA), LLC. Mr. Schuck may be deemed to control voting power over the securities held by HSKB Funds, LLC and HSKB Funds II, LLC. See “Principal Stockholders” for additional information.
Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For so long as we remain an emerging growth company, we are permitted, and currently intend, to rely on the following provisions of the JOBS Act that contain exceptions from disclosure and other requirements that otherwise are applicable to companies that conduct initial public offerings and file periodic reports with the Securities and Exchange Commission (the “SEC”). These provisions include, but are not limited to:
•being permitted to present only two years of audited financial statements and selected financial data and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our periodic reports and registration statements, including this prospectus, subject to certain exceptions;
•not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (“SOX”);
•reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements, and registration statements, including in this prospectus;
•not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements; and
•exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
We will remain an emerging growth company until the earliest to occur of:
•the last day of the fiscal year that follows the fifth anniversary of the completion of the IPO;
•the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion;

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•the date on which we are deemed to be a “large accelerated filer,” as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and
•the date on which we have issued more than $1 billion in non-convertible debt over a three-year period.
We have elected to take advantage of certain of the reduced disclosure obligations in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with the SEC. As a result, the information that we provide to our Class A stockholders may be different than what you might receive from other public reporting companies in which you hold equity interests.
We have elected to avail ourselves of the provision of the JOBS Act that permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. As a result, we will not be subject to new or revised accounting standards at the same time as other public companies that are not emerging growth companies.
For additional information, see the section titled “Risk Factors—Risks Related to Ownership of Our Class A Common Stock—We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A common stock less attractive to investors.”
Our Sponsors
TA Associates
Founded in 1968, TA Associates is one of the most experienced global growth private equity firms in the world. TA Associates invests in growing companies with opportunities for sustained growth, and employs a long-term approach, utilizing its strategic resources, to help management teams build lasting value in great companies. With approximately $33.5 billion raised since inception and over five decades of experience, TA Associates offers its portfolio companies strategic guidance, global insight, strategic acquisition support, recruiting assistance, and a significant network of contacts, in addition to sound financial backing. The firm’s investment team is based in Boston, Menlo Park, London, Mumbai, and Hong Kong.
The Carlyle Group
The Carlyle Group Inc. (NASDAQ: CG) is a global investment firm with deep industry expertise that deploys private capital across four business segments: Corporate Private Equity, Real Assets, Global Credit, and Investment Solutions. With $221 billion of assets under management as of June 30, 2020, The Carlyle Group’s purpose is to invest wisely and create value on behalf of its investors, portfolio companies, and the communities in which they invest. The Carlyle Group is a leading private equity investor having completed more than 650 Corporate Private Equity transactions representing over $106 billion in equity investments, with particular strength in technology, business services, and communications sectors, which represent over 275 investments and $33 billion of equity invested. The Carlyle Group employs more than 1,820 people in 31 offices across six continents.
22C Capital
22C Capital is a private investment firm based in New York committed to delivering capital and critical resources to companies operating at the intersection of technology enablement and data analytics adoption. 22C Capital has a dedicated focus on the business services, healthcare, and financial services sectors. 22C Capital seeks to partner with experienced management teams to build companies that are leaders in their respective markets. 22C Capital’s operational and technology resources, including its affiliated data science organization, strive to deliver practical, real-world support to help convert these businesses’ challenges into opportunities and unlock their full potential. 22C Capital executives have cross-disciplinary experience building and running market-leading data analytics companies, including co-founding and leading Capital IQ.

As of September 30, 2020, the parties to our stockholders agreement beneficially owned approximately 89.0% of the combined voting power of our Class A, Class B, and Class C common stock, with each share of Class A

CONFIDENTIAL TREATMENT REQUESTED
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common stock entitling the holder to one vote, each share of Class B common stock entitling the holder to ten votes (for so long as the aggregate number of outstanding shares of our Class B common stock and Class C common stock represents at least 5% of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share) on all matters on which stockholders of ZoomInfo Technologies Inc. are entitled to vote generally, and each share of Class C common stock entitling the holder to ten votes (for so long as the aggregate number of outstanding shares of our Class B common stock and Class C common stock represents at least 5% of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share upon the automatic conversion of our Class C common stock into shares of Class A common stock) on all matters on which stockholders of ZoomInfo Technologies Inc. are entitled to vote generally. As a result, we are a “controlled company” within the meaning of the Nasdaq corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power is beneficially owned by an individual, group, or other company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of its board of directors consist of independent directors, (2) that its board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, and (3) that its board of directors have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our Class A common stock continues to be listed on the Nasdaq, we will be required to comply with these provisions within the applicable transition periods.

Our Corporate Information
ZoomInfo Technologies Inc. was incorporated in Delaware on November 14, 2019. Our principal executive office is located at 805 Broadway Street, Suite 900, Vancouver, Washington 98660, and our telephone number is (800) 914-1220. We maintain a website at www.zoominfo.com. The reference to our website is intended to be an inactive textual reference only. The information contained on, or that can be accessed through, our website is not part of this prospectus and investors should not rely on such information in deciding whether to purchase shares of our common stock.
We own, or have rights to, trademarks, service marks, or trade names that we use in connection with the operation of our business, including ZOOMINFO and DISCOVERORG, which we consider important to our marketing activities. This prospectus also contains trademarks of other companies that to our knowledge are the property of their respective holders, and we do not intend our use or display of such marks to imply relationships with, or endorsements of us by, any other company.
Solely for convenience, the trademarks, service marks, and trade names referred to in this prospectus are used without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, and trade names. All trademarks, service marks, and trade names appearing in this prospectus are the property of their respective owners.

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The Offering

Issuer	ZoomInfo Technologies Inc.

Class A common stock registered hereby to be issued upon exchange or settlement
Up to 4,500,000 shares (all of these shares are restricted from being exchanged until December 5, 2020 pursuant to the limited liability company agreement of ZoomInfo OpCo or ZoomInfo HoldCo, as applicable.)

Class A common stock outstanding as of September 30, 2020 after giving effect to the issuance of all of the shares of Class A common stock registered hereby	73,673,426 shares

Class A common stock outstanding after giving effect to the issuance of all of the shares of Class A common stock registered hereby and assuming the exchange of all OpCo Units and HoldCo Units held by the Pre-IPO OpCo Unitholders and the Pre-IPO HoldCo Unitholders, respectively, and conversion of all Class C common stock, in each case as outstanding as of September 30, 2020	393,246,410 shares

Voting power held by all holders of Class A common stock outstanding as of September 30, 2020 after giving effect to the issuance of all of the shares of Class A common stock registered hereby	2.3%

Voting power held by our pre-IPO owners as of September 30, 2020 after giving effect to the issuance of all of the shares of Class A common stock registered hereby	97.7%

Use of proceeds	We will not receive any cash proceeds from the issuance of any of the shares of Class A common stock registered hereby. See “Use of Proceeds.”

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Voting rights
Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.
The Pre-IPO OpCo Unitholders and the Pre-IPO HoldCo Unitholders hold all of the outstanding shares of our Class B common stock. The shares of Class B common stock have no economic rights, but each share entitles the holder to ten votes (for so long as the aggregate number of outstanding shares of our Class B common stock and Class C common stock represents at least 5% of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share) on all matters on which stockholders of ZoomInfo Technologies Inc. are entitled to vote generally. The Pre-IPO Blocker Holders hold all of the issued and outstanding shares of our Class C common stock. The shares of Class C common stock have the same economic rights as shares of Class A common stock, but each share entitles the holder to ten votes (for so long as the aggregate number of outstanding shares of our Class B common stock and Class C common stock represents at least 5% of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share upon the automatic conversion of our Class C common stock into shares of Class A common stock) on all matters on which stockholders of ZoomInfo Technologies Inc. are entitled to vote generally.
Holders of outstanding shares of our Class A common stock, Class B common stock, and Class C common stock vote as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law. See “Description of Capital Stock—Common Stock.”

Dividend policy
We have no current plans to pay dividends on our Class A common stock or Class C common stock. The declaration, amount, and payment of any future dividends will be at the sole discretion of our board of directors. Our board of directors may take into account general economic and business conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, and implications on the payment of dividends by us to our stockholders or by our subsidiaries (including ZoomInfo HoldCo and ZoomInfo OpCo) to us, and such other factors as our board of directors may deem relevant. Holders of our Class B common stock do not have any right to receive dividends, or to receive a distribution upon a liquidation, dissolution, or winding up of ZoomInfo Technologies Inc., with respect to their Class B common stock.

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ZoomInfo Technologies Inc. is a holding company and has no material assets other than a controlling equity interest in ZoomInfo HoldCo, which is a holding company and has no material assets other than a controlling equity interest in ZoomInfo OpCo. The limited liability company agreement of ZoomInfo OpCo provides that certain distributions to cover the taxes of the ZoomInfo Tax Group and the other holders of OpCo Units and Class P Units will be made based upon assumed tax rates and other assumptions provided in such limited liability company agreement. The manager of ZoomInfo HoldCo has broad discretion to make distributions out of ZoomInfo HoldCo. In the event ZoomInfo Technologies Inc. declares any cash dividend, we expect that the manager of ZoomInfo HoldCo would cause ZoomInfo OpCo to make distributions to ZoomInfo HoldCo, which in turn will make distributions to ZoomInfo Technologies Inc., in an amount sufficient to cover such cash dividends declared by us. If ZoomInfo OpCo makes such distributions to ZoomInfo HoldCo and ZoomInfo HoldCo makes such distributions to ZoomInfo Technologies Inc., the other holders of OpCo Units, HoldCo Units, and certain Class P Units will also be entitled to receive the respective equivalent pro rata distributions. We entered into the tax sharing agreement, pursuant to which ZoomInfo HoldCo will be required to make certain payments to us to enable us to pay taxes of the ZoomInfo Tax Group and to meet our obligations under the tax receivable agreements.

We anticipate that cash received by ZoomInfo HoldCo may, in certain periods, exceed ZoomInfo Technologies Inc.’s obligations to pay its liabilities and make payments under the tax receivable agreements. We expect that ZoomInfo HoldCo will use any such excess cash from time to time: to acquire additional newly issued OpCo Units from ZoomInfo OpCo at a per unit price determined by reference to the market value of our Class A common stock; to pay dividends, which may include special dividends, on our Class A common stock and Class C common stock; to fund repurchases of our Class A common stock; or any combination of the foregoing. Our board of directors, in its sole discretion, will make any determination with respect to the use of any such excess cash. We also expect, if necessary, to undertake ameliorative actions, which may include pro rata or non-pro rata reclassifications, combinations, subdivisions, or adjustments of outstanding HoldCo Units or OpCo Units, or declare a stock dividend on our Class A common stock and Class C common stock of an aggregate number of additional newly issued shares that corresponds to the number of additional OpCo Units that ZoomInfo HoldCo is acquiring, to maintain one-to-one parity between OpCo Units and shares of Class A common stock, Class B common stock, and Class C common stock. See “Dividend Policy.”

Exchange rights of holders of OpCo Units, Class P Units, LTIP Units, and HoldCo Units
We amended and restated the limited liability company agreement of ZoomInfo OpCo in connection with the Reorganization Transaction so that the Pre-IPO OpCo Unitholders may (subject to the terms of such limited liability company agreement) exchange their OpCo Units (together with a corresponding number of shares of Class B common stock) for shares of Class A common stock of ZoomInfo Technologies Inc. on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, and reclassifications.

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Subject to certain restrictions, the holders of Class P Units have the right to exchange their vested Class P Units into a number of shares of Class A common stock that will generally be equal in value to the implied “spread value” of the corresponding Class P Units (calculated based on the excess of the public trading price of Class A common stock at the time of the exchange over the per unit strike price of such Class P Units). Holders of vested LTIP Units may similarly become eligible to convert their LTIP Units into OpCo Units which, in turn, may be exchanged on a one-for-one basis for shares of Class A common stock of ZoomInfo Technologies Inc. as described above. See “Certain Relationships and Related Person Transactions—ZoomInfo OpCo Amended and Restated Limited Liability Company Agreement.” The limited liability company agreement of ZoomInfo HoldCo provides that the Pre-IPO HoldCo Unitholders may (subject to the terms of such limited liability company agreement) exchange their HoldCo Units (together with a corresponding number of shares of Class B common stock) for shares of Class A common stock of ZoomInfo Technologies Inc. on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, and reclassifications. See “Certain Relationships and Related Person Transactions—ZoomInfo HoldCo Amended and Restated Limited Liability Company Agreement.”

Conversion of Class C common stock
Pursuant to our amended and restated certificate of incorporation, at the option of the holder, a share of Class C common stock may be converted into one share of Class A common stock. In addition, each share of Class C common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain affiliate transfers described in our amended and restated certificate of incorporation among the Sponsors, the Founders, and their respective affiliates as of the date of the consummation of the IPO. Each share of Class C common stock will also automatically convert into one share of Class A common stock if, on the record date for any meeting of the stockholders, the aggregate number of outstanding shares of our Class B common stock and Class C common stock is less than 5% of our outstanding shares of common stock. Once converted into Class A common stock, Class C common stock will not be reissued. See “Description of Capital Stock—Common Stock—Class C Common Stock.”

Tax receivable agreements
As described below under “Certain Relationships and Related Person Transactions—Tax Receivable Agreements,” we entered into two tax receivable agreements. We entered into (i) the Exchange Tax Receivable Agreement with certain of our Pre-IPO OpCo Unitholders and (ii) the Reorganization Tax Receivable Agreement with the Pre-IPO Blocker Holders. These tax receivable agreements provide for the payment by members of the ZoomInfo Tax Group to certain pre-IPO owners and certain Pre-IPO HoldCo Unitholders of 85% of the benefits, if any, that the ZoomInfo Tax Group is deemed to realize (calculated using certain assumptions) as a result of certain tax attributes and benefits covered by the tax receivable agreements.

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The Exchange Tax Receivable Agreement provides for the payment by members of the ZoomInfo Tax Group to certain Pre-IPO OpCo Unitholders and certain Pre-IPO HoldCo Unitholders of 85% of the benefits, if any, that the ZoomInfo Tax Group is deemed to realize (calculated using certain assumptions) as a result of (i) the ZoomInfo Tax Group’s allocable share of existing tax basis acquired in the IPO and (ii) increases in the ZoomInfo Tax Group’s allocable share of existing tax basis and tax basis adjustments that will increase the tax basis of the tangible and intangible assets of the ZoomInfo Tax Group as a result of sales or exchanges of OpCo Units for shares of Class A common stock after the IPO, and certain other tax benefits, including tax benefits attributable to payments under the Exchange Tax Receivable Agreement. The Reorganization Tax Receivable Agreement provides for the payment by ZoomInfo Technologies Inc. to Pre-IPO Blocker Holders and certain Pre-IPO HoldCo Unitholders of 85% of the benefits, if any, that the ZoomInfo Tax Group is deemed to realize (calculated using certain assumptions) as a result of the ZoomInfo Tax Group’s utilization of certain tax attributes of the Blocker Companies (including the ZoomInfo Tax Group’s allocable share of existing tax basis acquired in the Reorganization Transactions), and certain other tax benefits, including tax benefits attributable to payments under the Reorganization Tax Receivable Agreement. In each case, these increases in existing tax basis and tax basis adjustments generated over time may increase (for tax purposes) depreciation and amortization deductions and, therefore, may reduce the amount of tax that the ZoomInfo Tax Group would otherwise be required to pay in the future. Actual tax benefits realized by the ZoomInfo Tax Group may differ from tax benefits calculated under the tax receivable agreements as a result of the use of certain assumptions in the tax receivable agreements, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits. This payment obligation is an obligation of members of the ZoomInfo Tax Group, but not of ZoomInfo OpCo. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreements.”

Risk factors	See “Risk Factors” for a discussion of risks you should carefully consider before deciding to invest in our Class A common stock.

Certain U.S. federal income and estate tax consequences to non-U.S. holders
For a discussion of certain U.S. federal income and estate tax consequences that may be relevant to non-U.S. stockholders, see “Certain U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders.”

Nasdaq trading symbol	“ZI.”
In this prospectus, unless otherwise indicated, the number of shares of Class A common stock outstanding and the other information based thereon reflects 69,173,426 shares of Class A common stock outstanding as of September 30, 2020, and does not reflect:
•4,500,000 shares of Class A common stock issuable upon exchange or settlement registered hereby;
•227,990,631 shares of Class A common stock issuable upon exchange of 224,283,503 OpCo Units and 3,707,128 HoldCo Units and the related shares of Class B common stock that will be held by the Pre-IPO OpCo Unitholders and the Pre-IPO HoldCo Unitholders, respectively, not registered hereby;
•91,582,353 shares of Class A common stock issuable upon conversion of 91,582,353 shares of Class C common stock that will be held by the Pre-IPO Blocker Holders; or

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•18,650,000 shares of Class A common stock that may be granted under our 2020 Omnibus Incentive Plan, which includes shares of Class A common stock underlying the following employee equity grants:
◦512,681 restricted stock units;
◦47,620 LTIP Units;
◦567,515 stock options, which we refer to as “leverage restoration options,” with a strike price equal to the public offering price per share of Class A common stock; and
◦630,000 Class P Units with a participation threshold (i.e., strike price) equal to the public offering price per share of Class A common stock.
See “Executive Compensation—Compensation Arrangements Adopted in Connection with the IPO—2020 Omnibus Incentive Plan.”

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Summary Historical and Pro Forma Financial and Other Data
The following table presents the summary historical consolidated financial and other data for ZoomInfo OpCo and its subsidiaries and ZoomInfo Technologies Inc. and its subsidiaries and the summary pro forma combined and consolidated financial data for ZoomInfo Technologies Inc. for the periods and at the dates indicated. ZoomInfo Technologies Inc. is a holding company, and its sole material asset is a controlling equity interest in ZoomInfo HoldCo, which is a holding company whose sole material asset is a controlling equity interest in ZoomInfo OpCo. ZoomInfo Technologies Inc. operates and controls all of the business and affairs of ZoomInfo OpCo through ZoomInfo HoldCo and, through ZoomInfo OpCo and its subsidiaries, conducts our business. ZoomInfo OpCo is the predecessor of ZoomInfo Technologies Inc. for financial reporting purposes following the completion of the IPO. As a result, the consolidated financial statements of ZoomInfo Technologies Inc. recognize the assets and liabilities received in the reorganization at their historical carrying amounts, as reflected in the historical financial statements of ZoomInfo OpCo. ZoomInfo Technologies Inc. consolidates ZoomInfo OpCo through ZoomInfo HoldCo in its consolidated financial statements and records a non-controlling interest related to the OpCo Units and HoldCo Units held by our pre-IPO owners on its consolidated balance sheet and statement of operations. The summary consolidated statements of operations data and summary consolidated statements of cash flows data presented below for the years ended December 31, 2018 and 2019 and the summary consolidated balance sheet data presented below as of December 31, 2018 and 2019 have been derived from the consolidated financial statements of ZoomInfo OpCo included elsewhere in this prospectus. The summary consolidated financial information of ZoomInfo Technologies Inc. as of June 30, 2020 and for the six months ended June 30, 2019 and 2020 was derived from the unaudited consolidated financial statements of ZoomInfo Technologies Inc. included elsewhere in this prospectus. The unaudited consolidated financial statements of ZoomInfo Technologies Inc. have been prepared on the same basis as the audited consolidated financial statements and, in our opinion, have included all adjustments, which include normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Share and per share data in the table below has been retroactively adjusted to give effect to the four-for-one stock split, which occurred on May 20, 2020.
Historical results are not necessarily indicative of the results expected for any future period. You should read the summary historical consolidated financial data below, together with our audited consolidated financial statements and related notes thereto, the audited consolidated financial statements of Pre-Acquisition ZI and related notes thereto, the audited consolidated financial statements of ZoomInfo Technologies Inc. and related notes thereto, and our unaudited consolidated financial statements and related notes thereto, each included elsewhere in this prospectus, as well as “Organizational Structure,” “Unaudited Pro Forma Combined and Consolidated Financial Information,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness,” and the other information appearing elsewhere in this prospectus.
The summary unaudited pro forma combined and consolidated financial data of ZoomInfo Technologies Inc. presented below have been derived from our unaudited pro forma combined and consolidated financial statements included elsewhere in this prospectus. The summary unaudited pro forma combined and consolidated statement of operations data for the year ended December 31, 2019 give effect to (i) the acquisition of Pre-Acquisition ZI by ZoomInfo OpCo on February 1, 2019 (the “Zoom Information Acquisition”), (ii) the Reorganization Transactions, and (iii) the IPO Transactions, each as if they had occurred on January 1, 2019. The summary unaudited pro forma combined and consolidated statement of operations data for the six months ended June 30, 2020 give effect to (i) the Reorganization Transactions and (ii) the IPO Transactions, each as if they had occurred on January 1, 2019. The summary unaudited combined and consolidated pro forma financial data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the dates indicated, nor is it indicative of future operating results or financial position. See “Unaudited Pro Forma Combined and Consolidated Financial Information” and “Organizational Structure.”

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	ZoomInfo OpCo (DiscoverOrg Holdings, LLC)		ZoomInfo Technologies Inc.		ZoomInfo Technologies Inc. Pro Forma
	Year Ended December 31,		Six Months Ended June 30,		Year Ended December 31,
($ in millions, except share amounts)	2018	2019	2019	2020	2019
Summary Statements of Operations Data(1):
Revenue	$144.3	$293.3	$123.1	$213.1	$334.6
Cost of service(2)	30.1	43.6	19.3	43.0	53.7
Amortization of acquired technology	7.7	25.0	13.0	11.2	26.8
Gross profit	106.5	224.7	90.8	158.9	254.1

Operating expenses(2)	79.9	188.6	87.0	169.8
Income from operations	26.6	36.1	3.8	(10.9)	33.8

Interest expense, net	58.2	102.4	50.4	49.6	72.1
Loss on debt extinguishment	—	18.2	18.2	14.9	18.2
Other (income) expense, net(3)	(0.1)	—	—	—	—
Income (loss) before income taxes	(31.5)	(84.5)	(64.8)	(75.4)	(56.5)

Benefit from income taxes	2.9	6.5	4.7	13.3	3.4
Net income (loss)	$(28.6)	$(78.0)	$(60.1)	$(62.1)	$(53.1)
Less: Net income (loss) attributable to non-controlling interests					(32.6)
Net income (loss) attributable to ZoomInfo Technologies Inc.					$(20.5)
Basic and diluted net loss per share					$(0.14)
Shares used in basic and diluted per share calculations					150,160,371

	ZoomInfo OpCo (DiscoverOrg Holdings, LLC)		ZoomInfo Technologies Inc.
	As of December 31,		As of June 30,
($ in millions, except share amounts)	2018	2019	2019	2020
Summary Balance Sheet Data (at period end):
Cash and cash equivalents	$9.0	$41.4	$29.0	$259.1
Total assets	591.0	1,561.9	1,508.0	1,981.6
Long-term debt (including current portion)	633.7	1,203.3	1,205.3	743.7
Unearned revenue (including current portion)	52.5	159.1	130.3	172.1
Total liabilities	710.1	1,575.5	1,508.5	1,136.1
Temporary equity(4)	—	200.2	200.2	—
Permanent equity	(119.1)	(213.8)	(200.7)	845.5

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	ZoomInfo OpCo (DiscoverOrg Holdings, LLC)		ZoomInfo Technologies Inc.
	Year Ended December 31,		Six Months Ended June 30,
($ in millions, except share amounts)	2018	2019	2019	2020
Summary Statements of Cash Flows Data:
Net cash provided by operating activities	$43.8	$44.4	$8.9	$53.6
Net cash used in investing activities	(13.1)	(736.7)	(721.1)	(8.2)
Net cash provided by (used in) financing activities	(29.9)	725.8	733.3	172.3

	ZoomInfo OpCo (DiscoverOrg Holdings, LLC)		ZoomInfo Technologies Inc.
	Year Ended December 31,		Six Months Ended June 30,
	2018	2019	2019	2020
Other Data(5):
Allocated Combined Receipts(6)	$241.2	$336.0	$152.4	$214.8
Adjusted Operating Income(7)	$83.7	$167.1	$72.9	$104.0
Adjusted Operating Income Margin(7)	57%	51%	51%	48%
Adjusted Net Income(7)	$28.1	$62.0	$21.7	$47.2
Adjusted EBITDA(8)	$86.2	$173.2	$75.3	$108.0
__________________
(1)Historical results of ZoomInfo OpCo for the years ended December 31, 2018 and 2019 do not reflect the results of Pre-Acquisition ZI prior to the Zoom Information Acquisition on February 1, 2019.

	Year Ended December 31, 2018		Year Ended December 31, 2019
($ in millions)	ZoomInfo OpCo (DiscoverOrg Holdings, LLC)	Pre-Acquisition ZI	ZoomInfo OpCo (DiscoverOrg Holdings, LLC)	Pre-Acquisition ZI(a)
Revenue	$144.3	$72.5	$293.3	$9.7
Income from operations	26.6	(23.1)	36.1	1.7
Net income (loss)	(28.6)	(27.5)	(78.0)	0.8
__________________
(a)Reflects January 2019 results for Pre-Acquisition ZI.
(2)Includes equity-based compensation expense, as follows:

	Year Ended December 31,		Six Months Ended June 30,
($ in millions)	2018	2019	2019	2020
Cost of service	$8.3	$4.0	$1.9	$17.0
Sales and marketing	15.8	11.2	4.1	38.4
Research and development	1.1	4.7	2.9	10.1
General and administrative	7.5	5.2	2.7	10.3
Total equity-based compensation expense	$32.7	$25.1	$11.6	$75.8
(3)Primarily represents foreign exchange remeasurement gains and losses.
(4)Consists of 207,000,000 Series A Preferred Units issued on February 1, 2019 in connection with the Zoom Information Acquisition. We redeemed and cancelled all outstanding Series A Preferred Units with proceeds from the IPO for approximately $274.2 million, including accumulated but unpaid distributions and related prepayment premiums.
(5)In addition to our results determined in accordance with U.S. generally accepted accounting principles (“GAAP”), we believe certain non-GAAP measures are useful in evaluating our operating performance. These measures include, but are not limited to, Allocated Combined Receipts, Adjusted Operating Income, Adjusted Operating Income Margin, and Adjusted EBITDA, which are used by management in making operating decisions, allocating financial resources, and internal planning and forecasting, and for business strategy purposes. We believe that non-GAAP financial information is useful to investors because it eliminates certain items that affect period-over-period comparability and it provides consistency with past financial performance and additional information about our underlying results and trends by excluding certain items that may not be indicative of our business, results of operations, or outlook.
Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for the comparable GAAP measures, but rather as supplemental information to our business results. This information should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. There are limitations to these non-GAAP financial measures because they are not prepared in accordance with GAAP and may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items or events being adjusted. In addition, other companies may use different measures to evaluate their

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performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP.
(6)We define Allocated Combined Receipts as the combined receipts of our Company and companies that we have acquired allocated to the period of service delivery. We calculate Allocated Combined Receipts as the sum of (i) revenue, (ii) revenue recorded by acquired companies prior to our acquisitions of them, and (iii) the impact of fair value adjustments to acquired unearned revenue related to services billed by an acquired company prior to its acquisition. Management uses this measure to evaluate organic growth of the business period over period, as if the Company had operated as a single entity and excluding the impact of acquisitions or adjustments due to purchase accounting. Organic growth in current and future periods is driven by sales to new customers and the addition of additional subscriptions and functionality to existing customers, offset by customer cancellations or reduced subscriptions upon renewal. We believe that it is important to evaluate growth on this organic basis, as it is an indication of the success of our services from the customer’s perspective that is not impacted by corporate events such as acquisitions or the fair value estimates of acquired unearned revenue. We believe this measure is useful to investors because it illustrates the trends in our organic revenue growth and allows investors to analyze the drivers of revenue on the same basis as management.
The following table presents a reconciliation of Allocated Combined Receipts for the periods presented:

	Year Ended December 31,		Six Months Ended June 30,
($ in millions)	2018	2019	2019	2020
Revenue	$144.3	$293.3	$123.1	$213.1
Impact of fair value adjustments to acquired unearned revenue(a)	2.9	32.2	19.2	1.7
Pre-Acquisition ZI revenue(b)	72.5	9.7	9.7	—
Impact of fair value adjustments to acquired unearned revenue recorded by Pre-Acquisition ZI(c)	14.6	0.1	0.1	—
Pre-acquisition revenue of other acquired companies(d)	6.9	0.6	0.3	—
Allocated Combined Receipts	$241.2	$336.0	$152.4	$214.8
Growth		39%		41%
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(a)Represents the impact of fair value adjustments to acquired unearned revenue relating to services billed by an acquired company, including Pre-Acquisition ZI, prior to our acquisition of that company. These adjustments represent the difference between the revenue recognized based on management’s estimate of fair value of acquired unearned revenue and the receipts billed prior to the acquisition, less revenue recognized prior to the acquisition.
(b)Figures include revenue recognized by Pre-Acquisition ZI for the periods prior to our acquisition of Pre-Acquisition ZI.
(c)Primarily represents the impact of fair value adjustments to acquired unearned revenue relating to services billed by a predecessor entity, prior to the acquisition of that predecessor entity by Pre-Acquisition ZI. These adjustments represent the difference between the revenue recognized based on Pre-Acquisition ZI management’s estimate of fair value of acquired unearned revenue and the receipts billed, prior to the acquisition, less revenue recognized prior to the acquisition.
(d)We acquired the assets of NeverBounce in September 2018. Additionally, Pre-Acquisition ZI acquired Datanyze in September 2018. We acquired Komiko in October 2019. Figures include revenue recognized by these entities for the periods presented prior to their respective acquisitions.
(7)We define Adjusted Operating Income as income from operations plus (i) impact of fair value adjustments to acquired unearned revenue, (ii) amortization of acquired technology and other acquired intangibles, (iii) equity-based compensation, (iv) restructuring and transaction-related expenses, and (v) integration costs and acquisition-related compensation. We exclude the impact of fair value adjustments to acquired unearned revenue and amortization of acquired technology and other acquired intangibles, as well as equity-based compensation, because these are non-cash expenses or non-cash fair value adjustments and we believe that excluding these items provides meaningful supplemental information regarding performance and ongoing cash-generation potential. We exclude restructuring and transaction-related expenses, as well as integration costs and acquisition-related compensation, because such expenses are episodic in nature and have no direct correlation to the cost of operating our business on an ongoing basis. Adjusted Operating Income is presented because it is used by management to evaluate our financial performance and for planning and forecasting purposes. Additionally, we believe that it and similar measures are widely used by securities analysts and investors as a means of evaluating a company’s operating performance. Adjusted Operating Income should not be considered as an alternative to operating income as an indicator of operating performance. We define Adjusted Operating Income Margin as Adjusted Operating Income divided by the sum of revenue and impacts of fair value adjustments to acquired unearned revenue.

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The following table presents a reconciliation of Adjusted Operating Income and Adjusted Operating Income Margin for the periods presented:

	Year Ended December 31,		Six Months Ended June 30,
($ in millions)	2018	2019	2019	2020
Net loss	$(28.6)	$(78.0)	$(60.1)	$(62.1)
Provision for taxes	(2.9)	(6.5)	(4.7)	(13.3)
Interest expense, net	58.2	102.4	50.4	49.6
Loss on debt extinguishment	—	18.2	18.2	14.9
Other (income) expense, net(a)	(0.1)	—	—	—
Income (loss) from operations	26.6	36.1	3.8	(10.9)
Impacts of fair value adjustments to acquired unearned revenue(b)	2.9	32.2	19.2	1.7
Amortization of acquired technology	7.7	25.0	13.0	11.2
Amortization of other acquired intangibles	7.0	17.6	8.3	9.3
Equity-based compensation	32.7	25.1	11.6	75.8
Restructuring and transaction-related expenses(c)	3.6	15.6	9.0	12.4
Integration costs and acquisition-related compensation(d)	3.2	15.5	8.0	4.5
Adjusted Operating Income	83.7	167.1	72.9	104.0
Interest expense, net	(58.2)	(102.4)	(50.4)	(49.6)
Other (income) expense, net	0.1	—	—	—
Benefit from income taxes	2.9	6.5	4.7	13.3
Tax impacts of adjustments to net income (loss)	(0.3)	(9.3)	(5.6)	(20.5)
Adjusted Net Income	$28.1	$62.0	$21.7	$47.2
Adjusted Operating Income Margin	57%	51%	51%	48%
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(a)Primarily represents foreign exchange remeasurement gains and losses.
(b)Represents the impact of fair value adjustments to acquired unearned revenue relating to services billed by an acquired company, including Pre-Acquisition ZI, prior to our acquisition of that company. These adjustments represent the difference between the revenue recognized based on management’s estimate of fair value of acquired unearned revenue and the receipts billed prior to the acquisition, less revenue recognized prior to the acquisition.
(c)Represents costs directly associated with acquisition or disposal activities, including employee severance and termination benefits, contract termination fees and penalties, and other exit or disposal costs. For the year ended December 31, 2019, this expense related primarily to the acquisition of Pre-Acquisition ZI, including professional fees, severance and acceleration of payments for terminated employees, and accretion related to deferred consideration. For the year ended December 31, 2018, this expense related primarily to Carlyle’s investment in us. For the six months ended June 30, 2020, this expense related primarily to professional fees for the preparation for the IPO. For the six months ended June 30, 2019, this expense related primarily to the acquisition of Pre-Acquisition ZI, including professional fees, severance, and acceleration of payments for terminated employees.
(d)Represents costs directly associated with integration activities for acquisitions and acquisition-related compensation, which includes transaction bonuses and retention awards. For the year ended December 31, 2019, this expense related primarily to activities resulting from the acquisition of Pre-Acquisition ZI, including consulting and professional services costs, cash vesting payments (see Note 4 to our consolidated financial statements included elsewhere in this prospectus), and transaction bonuses and other compensation, as well as expense incurred for retention awards granted upon the Company’s acquisitions of RainKing, NeverBounce, and Komiko. For the year ended December 31, 2018, this expense related primarily to retention awards granted upon our acquisition of RainKing and transaction bonuses paid upon Carlyle’s investment in us. For the six months ended June 30, 2020, this expense related primarily to cash vesting payments from the acquisition of Pre-Acquisition ZI (see Note 4 to our consolidated financial statements included elsewhere in this prospectus). For the six months ended June 30, 2019, this expense related primarily to activities resulting from the acquisition of Pre-Acquisition ZI, including cash vesting payments (see Note 4 to our consolidated financial statements included elsewhere in this prospectus) and transaction bonuses, as well as expense incurred for retention awards granted upon the Company’s acquisitions of RainKing and NeverBounce. This expense is included in cost of service, sales and marketing expense, research and development expense, and general and administrative expense as follows:

	Year Ended December 31,		Six Months Ended June 30,
($ in millions)	2018	2019	2019	2020
Cost of service	$0.2	$0.4	$0.1	$0.2
Sales and marketing	0.6	5.8	3.0	1.8
Research and development	0.1	3.9	1.5	2.4
General and administrative	2.3	5.4	3.4	0.1
Total integration costs and acquisition-related compensation	$3.2	$15.5	$8.0	$4.5

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(8)EBITDA is defined as earnings before debt-related costs, including interest and loss on debt extinguishment, provision for taxes, depreciation, and amortization. Management further adjusts EBITDA to exclude certain items of a significant or unusual nature, including other (income) expense, net, impact of certain non-cash items, such as fair value of adjustments to acquired unearned revenue, and equity-based compensation, restructuring and transaction-related expenses, and integration costs and acquisition-related compensation. We exclude these items because these are non-cash expenses or non-cash fair value adjustments, which we do not consider indicative of performance and ongoing cash-generation potential or are episodic in nature and have no direct correlation to the cost of operating our business on an ongoing basis. Adjusted EBITDA is presented because it is used by management to evaluate our financial performance and for planning and forecasting purposes. Additionally, we believe that it and similar measures are widely used by securities analysts and investors as a means of evaluating a company’s operating performance. Adjusted EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity or as an alternative to operating income or net income as indicators of operating performance.
The following table presents a reconciliation of net loss to Adjusted EBITDA for the periods presented:

	Year Ended December 31,		Six Months Ended June 30,
($ in millions)	2018	2019	2019	2020
Net loss	$(28.6)	$(78.0)	$(60.1)	$(62.1)
Interest expense, net	58.2	102.4	50.4	49.6
Loss on debt extinguishment	—	18.2	18.2	14.9
Provision for taxes	(2.9)	(6.5)	(4.7)	(13.3)
Depreciation	2.6	6.1	2.4	4.0
Amortization of acquired technology	7.7	25.0	13.0	11.2
Amortization of other acquired intangibles	7.0	17.6	8.3	9.3
EBITDA	43.9	84.8	27.5	13.6
Other (income) expense, net(a)	(0.1)	—	—	—
Impact of fair value adjustments to acquired unearned revenue(b)	2.9	32.2	19.2	1.7
Equity-based compensation	32.7	25.1	11.6	75.8
Restructuring and transaction-related expenses(c)	3.6	15.6	9.0	12.4
Integration costs and acquisition-related compensation(d)	3.2	15.5	8.0	4.5
Adjusted EBITDA	$86.2	$173.2	$75.3	$108.0
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(a)Primarily represents foreign exchange remeasurement gains and losses.
(b)Represents the impact of fair value adjustments to acquired unearned revenue relating to services billed by an acquired company, including Pre-Acquisition ZI, prior to our acquisition of that company. These adjustments represent the difference between the revenue recognized based on management’s estimate of fair value of acquired unearned revenue and the receipts billed prior to the acquisition, less revenue recognized prior to the acquisition.
(c)Represents costs directly associated with acquisition or disposal activities, including employee severance and termination benefits, contract termination fees and penalties, and other exit or disposal costs. For the year ended December 31, 2019, this expense related primarily to the acquisition of Pre-Acquisition ZI, including professional fees, severance and acceleration of payments for terminated employees, and accretion related to deferred consideration. For the year ended December 31, 2018, this expense related primarily to Carlyle’s investment in us. For the six months ended June 30, 2020, this expense related primarily to professional fees for the preparation for the IPO. For the six months ended June 30, 2019, this expense related primarily to the acquisition of Pre-Acquisition ZI, including professional fees, severance, and acceleration of payments for terminated employees.
(d)Represents costs directly associated with integration activities for acquisitions and acquisition-related compensation, which includes transaction bonuses and retention awards. For the year ended December 31, 2019, this expense related primarily to activities resulting from the acquisition of Pre-Acquisition ZI, including consulting and professional services costs, cash vesting payments (see Note 4 to our consolidated financial statements included elsewhere in this prospectus), and transaction bonuses and other compensation, as well as expense incurred for retention awards granted upon the Company’s acquisitions of RainKing, NeverBounce, and Komiko. For the year ended December 31, 2018, this expense related primarily to retention awards granted upon our acquisition of RainKing and transaction bonuses paid upon Carlyle’s investment in us. For the six months ended June 30, 2020, this expense related primarily to cash vesting payments from the acquisition of Pre-Acquisition ZI (see Note 4 to our consolidated financial statements included elsewhere in this prospectus). For the six months ended June 30, 2019, this expense related primarily to activities resulting from the acquisition of Pre-Acquisition ZI, including cash vesting payments (see Note 4 to our consolidated financial statements included elsewhere in this prospectus) and transaction bonuses, as well as expense incurred for retention awards granted upon the Company’s

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acquisitions of RainKing and NeverBounce. This expense is included in cost of service, sales and marketing expense, research and development expense, and general and administrative expense as follows:

	Year Ended December 31,		Six Months Ended June 30,
($ in millions)	2018	2019	2019	2020
Cost of service	$0.2	$0.4	$0.1	$0.2
Sales and marketing	0.6	5.8	3.0	1.8
Research and development	0.1	3.9	1.5	2.4
General and administrative	2.3	5.4	3.4	0.1
Total integration costs and acquisition-related compensation	$3.2	$15.5	$8.0	$4.5

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RISK FACTORS
An investment in shares of our Class A common stock involves risks. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before deciding to (i) exchange your Pre-IPO Class P Units or (ii) have your HSKB Phantom Units settled for shares of Class A common stock to decline, which would cause you to lose all or part of your investment. Our business, results of operations, financial condition, or prospects could also be harmed by risks and uncertainties not currently known to us or that we currently do not believe are material.
Risks Related to Our Business and Industry
The ongoing COVID-19 pandemic, including the resulting global economic uncertainty and measures taken in response to the pandemic, could materially impact our business and future results of operations and financial condition.
The COVID-19 pandemic has disrupted the economy and put unprecedented strains on governments, health care systems, educational institutions, businesses, and individuals around the world. The impact and duration of the COVID-19 pandemic are difficult to assess or predict. It is even more difficult to predict the impact on the global economic market, which will depend upon the actions taken by governments, businesses, and other enterprises in response to the pandemic. The pandemic has already caused, and is likely to result in further, significant disruption of global financial markets and economic uncertainty. Adverse market conditions resulting from the spread of COVID-19 could materially adversely affect our business and the value of our Class A common stock.
Our customers or potential customers, particularly in industries most impacted by the COVID-19 pandemic, including the retail, restaurant, hotel, hospitality, consumer discretionary, airline, and oil and gas industries and companies whose customers operate in impacted industries, may reduce their technology or sales and marketing spending or delay their sales transformation initiatives, which could materially and adversely impact our business. Further, as a result of the COVID-19 pandemic, we expect we will experience slowed growth or decline in new customer demand for our platform and lower demand from our existing customers for upgrades within our platform, as well as existing and potential customers reducing or delaying purchasing decisions. We have experienced, and expect to continue to experience, an increase in prospective customers seeking lower prices or other more favorable contract terms and current customers attempting to obtain concessions on the terms of existing contracts, including requests for early termination or waiver or delay of payment obligations, all of which has adversely affected and could materially adversely impact our business, results of operations, and overall financial condition in future periods. Further, we may face increased competition due to changes to our competitors’ products and services, including modifications to their terms, conditions, and pricing that could materially adversely impact our business, results of operations, and overall financial condition in future periods.
In response to the COVID-19 pandemic, we have temporarily closed all of our offices (including our headquarters and our office in Israel), enabled our employees to work remotely, implemented travel restrictions for all non-essential business, and shifted company events to virtual-only experiences, and we may deem it advisable to similarly alter, postpone, or cancel entirely additional events in the future. If the COVID-19 pandemic worsens, especially in regions where we have offices, our business activities originating from affected areas could be adversely affected. Disruptive activities could include business closures in impacted areas, further restrictions on our employees’ and service providers’ ability to travel, impacts to productivity if our employees or their family members experience health issues, and potential delays in hiring and onboarding of new employees. We may take further actions that alter our business operations as may be required by local, state, or federal authorities or that we determine are in the best interests of our employees. Such measures could negatively affect our sales and marketing efforts, sales cycles, employee productivity, or customer retention, any of which could harm our financial condition and business operations.
The COVID-19 pandemic could cause our third-party data center hosting facilities and cloud computing platform providers, which are critical to our infrastructure, to shut down their business, experience security incidents that impact our business, delay or disrupt performance or delivery of services, or experience interference with the supply chain of hardware required by their systems and services, any of which could materially adversely affect our

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business. Further, the COVID-19 pandemic has resulted in our employees and those of many of our customers and vendors working from home and conducting work via the internet, and if the network and infrastructure of internet providers becomes overburdened by increased usage or is otherwise unreliable or unavailable, our employees’, and our customers’ and vendors’ employees’, access to the internet to conduct business could be negatively impacted. Limitations on access or disruptions to services or goods provided by or to some of our suppliers and vendors upon which our platform and business operations relies, could interrupt our ability to provide our platform, decrease the productivity of our workforce, and significantly harm our business operations, financial condition, and results of operations.
Our platform and the other systems or networks used in our business may experience an increase in attempted cyber-attacks, targeted intrusion, ransomware, and phishing campaigns seeking to take advantage of shifts to employees working remotely using their household or personal internet networks and to leverage fears promulgated by the COVID-19 pandemic. The success of any of these unauthorized attempts could substantially impact our platform, the proprietary and other confidential data contained therein or otherwise stored or processed in our operations, and ultimately our business. Any actual or perceived security incident also may cause us to incur increased expenses to improve our security controls and to remediate security vulnerabilities.
The extent and continued impact of the COVID-19 pandemic on our business will depend on certain developments, including: the duration and spread of the outbreak; government responses to the pandemic; the impact on our customers and our sales cycles; the impact on customer, industry, or employee events; and the effect on our partners, vendors, and supply chains, all of which are uncertain and cannot be predicted. Because of our largely subscription-based business model, the effect of the COVID-19 pandemic may not be fully reflected in our results of operations and overall financial condition until future periods, if at all.
To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, including but not limited to those relating to cyber-attacks and security vulnerabilities, interruptions or delays due to third-parties, or our ability to raise additional capital or generate sufficient cash flows necessary to fulfill our obligations under our existing indebtedness or to expand our operations.
Larger and more well-funded companies with access to significant resources, large amounts of data or data collection methods, and sophisticated technologies may shift their business model to become competitive with us.
Companies in related industries, such as CRM, business software, or advertising, including Salesforce.com, Oracle, Google, or Microsoft/LinkedIn, may choose to compete with us in the B2B sales and marketing intelligence space and would immediately have access to greater resources and brand recognition. We cannot anticipate how rapidly such a potential competitor could create products or services that would take significant market share from us or even surpass our products or services in quality, in at least some respect. If a large, well-funded competitor entered our space, it could reduce the demand for our products and services and reduce the amount we could demand for subscription renewals or upgrades from existing customers, and the amount we could demand from new subscribers to our products and services, reducing our revenue and profitability.
In addition, many of our potential competitors could have competitive advantages, such as greater name recognition, longer operating histories, significant install bases, broader geographic scope, and larger sales and marketing budgets and resources. Many of our potential competitors may have established relationships with independent software vendors, partners, and customers, greater customer experience resources, greater resources to make acquisitions, lower labor and development costs, larger and more mature intellectual property portfolios, and substantially greater financial, technical, and other resources. New competitors or alliances among competitors may emerge and rapidly acquire significant market share due to these or other factors.
Mergers and acquisitions in the technology industry, such as Microsoft’s acquisition of LinkedIn, increase the likelihood that our competitors in the future will be larger and have more resources. We expect this trend to continue as companies attempt to strengthen or maintain their market positions in an evolving industry. Companies resulting from these possible consolidations may create more compelling product offerings and be able to offer more attractive pricing options, making it more difficult for us to compete effectively.

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Our competitors may be able to respond more quickly and effectively to new or changing opportunities, technologies, standards, or customer requirements, or pricing pressure. As a result, even if our products and services are more effective than the products and services that our competitors offer, potential customers might select competitive products and services in lieu of our services.
Changes in laws, regulations, and public perception concerning data privacy, or changes in the patterns of enforcement of existing laws and regulations, could impact our ability to efficiently gather, process, update, and/or provide some or all of the information we currently provide or the ability of our customers and users to use some or all of our products or services.
Our products and services rely heavily on the collection and use of information to provide effective insights to our customers and users. In recent years, there has been an increase in attention to and regulation of data protection and data privacy across the globe, including the FTC’s increasingly active approach to enforcing data privacy in the United States, as well as the enactment of the European Union’s General Data Protection Regulation (“GDPR”), which took effect in May 2018, and the California Consumer Privacy Act (“CCPA”), which took effect in January 2020. Other data privacy or data protection laws or regulations are under consideration in other jurisdictions. Laws such as these give rise to an increasingly complex set of compliance obligations on us, as well as on many of our customers. These laws impose restrictions on our ability to gather personal data and provide such personal data to our customers, provide individuals with the ability to opt out of such personal data collection, and impose obligations on our ability to pass data to our customers, as well as place downstream obligations on our customers relating to their use of the information we provide.
Certain of our activities could be found by a government or regulatory authority to be noncompliant or become noncompliant in the future with one or more data protection or data privacy laws, even if we have implemented and maintained a strategy that we believe to be compliant. New interpretations of existing laws or regulations could be inconsistent with our interpretations (such as our analysis of the extraterritorial applicability of GDPR to us), increase our compliance burden, make it more difficult to comply, and/or increase our risk of regulatory investigations and fines. For example, we are subject to complex and evolving regulatory requirements regarding the collection and use of personal data, including changes under CCPA (and other recently enacted and upcoming state laws) related to selling of personal data, and, among others, introducing opt-out rights and data broker registration obligations.
These complex laws may be implemented in a non-uniform way in many jurisdictions around the world and we may not be aware of every development that impacts our business. These laws may also require us to make additional changes to our services in order for us or our customers to comply with such legal requirements and may also increase our potential liability as a result of higher potential penalties for noncompliance. These new or proposed laws and regulations are subject to differing interpretations and may be inconsistent among jurisdictions. These and other legal requirements could reduce our ability to gather personal data used in our products and services. They could reduce demand for our services, require us to take on more onerous obligations in our contracts, restrict our ability to store, transfer and process personal data or, in some cases, impact our ability or our customers’ ability to offer our services in certain locations, to deploy our solutions, to reach current and prospective customers, or to derive insights from data globally. For example, the European Union Court of Justice recently struck down a permitted personal data transfer mechanism between the European Union and the United States and introduced requirements to carry out risk assessments in relation to use of other data transfer mechanisms. This may increase regulatory and compliance burdens and may lead to uncertainty about or interruptions of personal data transfers from Europe to the United States (and beyond). Use of other data transfer mechanisms now involves additional compliance steps and in the event any court blocks personal data transfers to or from a particular jurisdiction on the basis that certain or all such transfer mechanisms are not legally adequate, this could give rise to operational interruption in the performance of services for customers and internal processing of employee information, greater costs to implement alternative data transfer mechanisms that are still permitted, regulatory liabilities, or reputational harm.
The costs of complying with existing or new data privacy or data protection laws and regulations may limit our ability to gather personal data needed to provide our products and services, the use and adoption of our products and services, reduce overall demand for our products and services, make it more difficult for us to meet expectations

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from or commitments to customers and users, lead to significant fines, penalties, or liabilities for noncompliance, impact our reputation, or slow the pace at which we close sales transactions, any of which could harm our business.
Furthermore, the uncertain and shifting regulatory environment and trust climate may cause concerns regarding data privacy and may cause our vendors, customers, users, or our customers’ customers to resist providing the data necessary to allow us to offer our services to our customers and users effectively, or could prompt individuals to opt out of our collection of their personal data. Even the perception that the privacy of personal data is not satisfactorily protected or does not meet regulatory requirements could discourage prospective customers from subscribing to our products or services or discourage current customers from renewing their subscriptions.
Compliance with any of the foregoing laws and regulations can be costly and can delay or impede the development of new products or services. We may incur substantial fines if we violate any laws or regulations relating to the collection or use of personal data. For example, GDPR imposes sanctions for violations up to the greater of €20 million and 4% of worldwide gross annual revenue and CCPA allows for fines of up to $7,500 per violation (affected individual). Our actual or alleged failure to comply with applicable privacy or data security laws, regulations, and policies, or to protect personal data, could result in enforcement actions and significant penalties against us, which could result in negative publicity or costs, subject us to claims or other remedies, and have a material adverse effect on our business, financial condition, and results of operations.
Because the interpretation and application of many privacy and data protection laws are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our products and services. Further, we may be subject to additional risks associated with data security breaches or other incidents, in particular because certain data privacy laws, including CCPA, grant individuals a private right of action arising from certain data security incidents. If so, in addition to the possibility of fines, lawsuits, and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our products and services, which could harm our business.
Since the enactment of CCPA, new privacy and data security laws have been proposed in more than half of the states in the United States and in the U.S. Congress, reflecting a trend toward more stringent privacy legislation in the United States, which trend may accelerate depending on the results of the 2020 U.S. presidential election. We expect that there will continue to be new proposed laws, regulations, and industry standards concerning privacy, data protection, and information security in the United States and other jurisdictions, and we cannot determine the impact such future laws, regulations, and standards may have on our business. We could be subject to legal claims, government action, or harm to our reputation or incur significant remediation costs if we experience a security breach or our practices fail, or are seen as failing, to comply with our policies or with applicable laws concerning personally identifiable information.
Concern regarding our use of the personal data collected on our websites or collected when performing our services could keep prospective customers from subscribing to our services. Industry-wide incidents or incidents with respect to our websites, including misappropriation of third-party information, security breaches, or changes in industry standards, regulations, or laws, could deter people from using the internet or our websites to conduct transactions that involve the transmission of confidential information, which could harm our business.
We also receive data from third-party vendors (e.g., other data brokers). We are ultimately unable to verify with complete certainty the source of such data, how it was received, and that such information was collected and is being shared with us in compliance with all applicable data privacy laws.
We experience competition from companies that offer technologies designed to allow companies to better use and extract insights from existing, internal databases, or free information resources and from technologies that are designed to allow companies to gather and aggregate data from online sources.
The market for sales, marketing, and recruiting technology and data requires continuous innovation. It is highly competitive, rapidly evolving, and fragmented. There are low barriers to entry, shifting customer needs and strategies, and frequent introductions of new technologies and of new products and services. Many prospective customers have invested substantial resources to implement, and gained substantial familiarity with, competing solutions and therefore may be reluctant or unwilling to migrate from their current solution to ours. Many

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prospective customers may not appreciate differences in quality between our products and services and those of lower-priced competitors, and many prospects and current customers may not learn the best ways to use our products and services, making them less likely to obtain them or renew their subscriptions. New technologies and products may be or become better or more attractive to current or prospective customers than our products and services in one or more ways. Many current or prospective customers may find competing products or services more attractive if we do not keep pace with market innovation or changes in response to COVID-19, and many may choose or switch to competing products even if do our best to innovate and provide superior products and services.
Our current competitors include:
•free online and offline sources of information on companies and business professionals, including government records, telephone books, company websites, and open online databases of business professionals, such as LinkedIn Sales Navigator, D&B Sales & Marketing Solutions, TechTarget, and Infogroup;
•our current and potential customers’ internal and homegrown business contact databases;
•when used in conjunction with the foregoing or when additionally providing third-party sales and marketing data, predictive analytics and customer data platform technologies;
•when used in conjunction with the foregoing or when additionally providing third-party sales and marketing data, sales and marketing vendors, which may specialize in appointment setting, online ad targeting, email marketing, or other outsource go-to-market functions;
•other vendors of sales automation software;
•other providers of third-party company attributes, technology attributes, and business contact information;
•other providers of online content consumption data for predictive sales and marketing analytics; and
•user-based networks of companies and/or business professionals.
Providers of direct “web-scraping” technology or databases built on web-scraping can provide low-cost alternatives to our products and services, and many of our current and prospective customers may choose a lower-cost alternative even if our products and services are superior, either despite the difference in quality or because the customer cannot readily determine that there is a difference in quality, especially if we fail to adequately demonstrate the value of our products and services to existing customers.
Companies with large databases that are currently not commercially available could enter the market and rapidly become new competitors. The existence of such potential competitors may not be readily apparent today, and such companies may become significant low-cost or no-cost competitors and adversely impact the demand for our solutions and services or limit our growth potential.
These risks could be exacerbated by weak economic conditions and lower customer spending on sales and marketing. Weakened economic conditions could also disproportionately increase the likelihood that any given current or prospective customer would choose a lower-price alternative even if our products or services were superior. Some current and potential customers, particularly large organizations, have elected in the past, and may in the future, elect to rely on internal and homegrown databases, develop, or acquire their own software, programs, tools, and internal data quality teams that would reduce or eliminate the demand for our products and services. If demand for our platform declines for any of these or other reasons, our business, results of operations, and financial condition could be adversely affected.
Adverse or weakened general economic and market conditions may reduce spending on sales and marketing technology and information, which could harm our revenue, results of operations, and cash flows.
Our revenue, results of operations, and cash flows depend on the overall demand for and use of technology and information for sales, marketing, and recruiting, which depends in part on the amount of spending allocated by our

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customers or potential customers on sales and marketing technology and information. This spending depends on worldwide economic and geopolitical conditions. The U.S. and other key international economies have experienced cyclical downturns from time to time in which economic activity was impacted by falling demand for a variety of goods and services, restricted credit, poor liquidity, reduced corporate profitability, volatility in credit, equity, and foreign exchange markets, bankruptcies, pandemics such as COVID-19, and overall economic uncertainty. These economic conditions can arise suddenly, and the full impact of such conditions often remains uncertain. In addition, geopolitical developments, such as potential trade wars, can increase levels of political and economic unpredictability globally and increase the volatility of global financial markets. Further actions or inactions of the U.S. or other major national governments, including the United Kingdom’s 2016 vote in favor of exiting the European Union (“Brexit”), may also impact economic conditions, which could result in financial market disruptions or an economic downturn.
Concerns about the systemic impact of a recession (in the United States or globally), energy costs, geopolitical issues, or the availability and cost of credit could lead to increased market volatility, decreased consumer confidence, and diminished growth expectations in the U.S. economy and abroad, which in turn could affect the rate of information technology (“IT”) spending and could adversely affect our customers’ ability or willingness to purchase our services, delay prospective customers’ purchasing decisions, reduce the value or duration of their subscription contracts, or affect attrition rates, all of which could adversely affect our future sales and operating results. Some of our users may view a subscription to our platform as a discretionary purchase, and our paying users may reduce their discretionary spending on our platform during an economic downturn. In particular, spending patterns of small businesses are difficult to predict and are sensitive to the general economic climate, the economic outlook specific to small businesses, the then-current level of profitability experienced by small businesses and overall consumer confidence. In addition, weak economic conditions can result in customers seeking to utilize free or lower-cost information that is available from alternative sources. Prolonged economic slowdowns may result in requests to renegotiate existing contracts on less advantageous terms to us than those currently in place, payment defaults on existing contracts, or non-renewal at the end of a contract term.
During weak economic times, there is an increased risk that one or more of our paying customers will file for bankruptcy protection, which may harm our revenue, profitability, and results of operations. We also face risk from international paying customers that file for bankruptcy protection in foreign jurisdictions, particularly given that the application of foreign bankruptcy laws may be more difficult to predict. In addition, we may determine that the cost of pursuing any creditor claim outweighs the recovery potential of such claim. As a result, weak economic times could harm our business, revenue, results of operations, cash flows, and financial condition.
Our product offerings are also concentrated by varying degrees across different industries, particularly the software and business services industries in the United States. In 2018, approximately 41% and 30% of our customers, as measured by ACV, operated in the software and business services industries, respectively. In 2019, approximately 39% and 29% of our customers, as measured by ACV, operated in the software and business services industries, respectively. Our customer base suffers when financial markets experience volatility, illiquidity, and disruption, which has occurred in the past and may reoccur, and the potential for increased and continuing disruptions going forward present considerable risks to our business and revenue.
We generate revenue from sales of subscriptions to our platform and data, and any decline in demand for the types of technologies and information we offer would negatively impact our business.
We derive 99% of our revenue from subscription services and expect to continue to generate revenue from the sale of subscriptions to our platform and data. As a result, the continued use of telephones and email as a primary means of B2B sales, marketing, and recruiting, and the continued use of internet cloud-based platforms to access telephone, email, and related information for such purposes, is critical to our future growth and success. If the sales and marketing information market fails to grow, or grows more slowly than we currently anticipate, or if there is a decrease in the use of telephones and email as primary means of B2B communication, demand for our platform and data would be negatively affected.
Changes in user preferences for sales and marketing platforms may have a disproportionately greater impact on us than if we offered disparate products and services. Demand for sales and marketing platforms in general, and our

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platform and data in particular, is affected by a number of factors, many of which are beyond our control. Some of these potential factors include:
•awareness and acceptance of the sales and marketing platform category generally, and the growth, contraction and evolution of the category;
•availability of products and services that compete with ours;
•brand recognition;
•pricing;
•ease of adoption and use;
•performance, features, and user experience, and the development and acceptance of new features, integrations, and capabilities;
•customer support;
•accessibility across several devices, operating system, and applications;
•integration with CRM and other related technologies; and
•the potential for the development of new systems and protocols for B2B communication.
The market is subject to rapidly changing user demand and preference trends. If we fail to successfully predict and address these changes and trends, meet user demands or achieve more widespread market acceptance of our platform and data, our business, results of operations, and financial condition could be harmed.
If we fail to maintain and improve our methods and technologies, or anticipate new methods or technologies, for data collection, organization, and cleansing, competing products and services could surpass ours in depth, breadth, or accuracy of our data or in other respects.
Current or future competitors may seek to develop new methods and technologies for more efficiently gathering, cataloging, or updating business information, which could allow a competitor to create a product comparable or superior to ours, or that takes substantial market share from us, or that creates or maintains databases at a lower cost that we experience. We can expect continuous improvements in computer hardware, network operating systems, programming tools, programming languages, operating systems, data matching, data filtering, data predicting, and other database technologies and the use of the internet. These improvements, as well as changes in customer preferences or regulatory requirements, may require changes in the technology used to gather and process our data. Our future success will depend, in part, upon our ability to:
•internally develop and implement new and competitive technologies;
•use leading third-party technologies effectively; and
•respond to advances in data collection, cataloging, and updating.
If we fail to respond to changes in data technology competitors may be able to develop products and services that will take market share from us, and the demand for our products and services, the delivery of our products and services, or our market reputation could be adversely affected.
If we are not able to obtain and maintain accurate, comprehensive, or reliable data, we could experience reduced demand for our products and services.
Our success depends on our clients’ confidence in the depth, breadth, and accuracy of our data. The task of establishing and maintaining accurate data is challenging and expensive. The depth, breadth, and accuracy of our data differentiates us from our competitors. Our standard contract with customers includes a quality guarantee

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pursuant to which a customer would have the right to terminate its subscription and we could be obligated to reimburse certain payments if the accuracy of our data were to fall below a certain threshold. If our data, including the data we obtain from third parties and our data extraction, cleaning, and insights, are not current, accurate, comprehensive, or reliable, it would increase the likelihood of negative customer experiences, which in turn would reduce the likelihood of customers renewing or upgrading their subscriptions and harm our reputation, making it more difficult to obtain new customers. In addition, if we are no longer able to maintain our high level of accuracy, we may face legal claims by our customers which could have an adverse effect on our business, results of operations, and financial condition.
Our business depends upon the interoperability of our platform with third-party systems that we do not control.
Our technologies that allow our platform to interoperate with various third-party applications (which we call “integrations”) are critically important to our business. Many of our customers use our integrations to access our data from within, or send data to, CRM, marketing automation, applicant tracking, sales enablement, and other systems, including Salesforce.com, Marketo, HubSpot, Microsoft Dynamics, Oracle Sales Cloud, and a variety of other commonly used tools. The functionality of these integrations depends upon access to these systems, which is not within our control. For instance, approximately 47% of our customers use our Salesforce.com integration. Some of our competitors own, develop, operate, or distribute CRM and similar systems or have material business relationships with companies that own, develop, operate, or distribute CRM and similar systems that our platform integrates into. Moreover, some of these competitors have inherent advantages developing products and services that more tightly integrate with their CRM and similar systems or those of their business partners. In addition, companies that already operate CRM and similar systems may choose to become competitive with ZoomInfo. See also “—Larger and more well-funded companies with access to significant resources, large amounts of data or data collection methods and sophisticated technologies may shift their business model to become competitive with us.”
Third-party systems are constantly evolving, it is difficult to predict the challenges that we may encounter in developing our platform for use in conjunction with such third-party systems, and we may not be able to modify our integrations to assure its compatibility with the systems of other third parties following any of their changes to their systems. Some operators of CRM and similar systems may cease to permit our access or the integration of our platform to their systems. If Salesforce.com were to refuse to permit our integration to access its APIs, this integration would not function, and our customers’ experience would be hampered. Without a convenient way for our customers to integrate our products and services with products and services such as Salesforce.com, current customers may be less likely to renew or upgrade their subscriptions, prospective customers may be less likely to acquire subscriptions, or our products and services may not command the prices that we anticipate. In addition, some of our competitors may be able to disrupt the operations or compatibility of our platform with their systems, or exert strong business influence on our ability to, and terms on which we, integrate our platform. As our respective platforms and systems evolve, we expect this level of competition to increase. Should any of our competitors modify their systems in a manner that degrades the functionality of our platform or gives preferential treatment to competitive platforms or products, whether to enhance their competitive position or for any other reason, the interoperability of our platform with these systems could decrease and our business, results of operations, and financial condition could be harmed.
Our ability to introduce new features, integrations, capabilities, and enhancements is dependent on adequate research and development resources. If we do not adequately fund our research and development efforts, or if our research and development investments do not translate into material enhancements to our products and services, we may not be able to compete effectively, and our business, results of operations, and financial condition may be harmed.
To remain competitive, we must continue to develop new features, integrations, and capabilities to our products and services. This is particularly true as we further expand and diversify our capabilities to address additional applications and markets. Maintaining adequate research and development resources, such as the appropriate personnel and development technology, to meet the demands of the market is essential. If we are unable to develop features, integrations, and capabilities internally due to certain constraints, such as employee turnover, lack of management ability, or a lack of other research and development resources, our business may be harmed.

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Moreover, research and development projects can be technically challenging and expensive. The nature of these research and development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we are able to offer compelling features, integrations, capabilities, and enhancements and generate revenue, if any, from such investment. Anticipated demand for a feature, integration, capability, or enhancement we are developing could decrease after the development cycle has commenced, and we would nonetheless be unable to avoid substantial costs associated with the development of any such feature, integration, capability, or enhancement. Additionally, we may experience difficulties with software development, design, or marketing that could affect the length of these research and development cycles that could further delay or prevent our development, introduction, or implementation of features, integrations, capabilities, and enhancements. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of features, integrations, and capabilities that are competitive, it could harm our business, results of operations, and financial condition.
Further, our competitors may expend more on their respective research and development programs or may be acquired by larger companies that would allocate greater resources to our competitors’ research and development programs or our competitors may be more efficient in their research and development activities. Our failure to maintain adequate research and development resources or to compete effectively with the research and development programs of our competitors would give an advantage to such competitors and may harm our business, results of operations, and financial condition.
If we are unable to attract new customers and expand subscriptions of current customers, our revenue growth and profitability will be harmed.
To increase our revenue and achieve and maintain profitability, we must attract new customers and grow the subscriptions of existing customers. Our go-to-market efforts are intended to identify and attract prospective customers and convert them into paying customers, including the conversion of users of our Community Edition product to paying customers. In addition, we seek to expand existing customer subscriptions by adding new users, additional data entitlements, or additional products or services, including through expanding the adoption of our platform into other departments within customers. We do not know whether we will continue to achieve similar client acquisition and customer subscription growth rates in the future as we have in the past. Numerous factors may impede our ability to add new customers and grow existing customer subscriptions, including our failure to attract and effectively train new sales and marketing personnel despite increasing our sales efforts, to retain and motivate our current sales and marketing personnel, to develop or expand relationships with partners, to successfully deploy new features, integrations and capabilities of our products and services, to provide quality customer experience, or to ensure the effectiveness of our go-to-market programs. Additionally, increasing our sales to large organizations (both existing and prospective customers) requires increasingly sophisticated and costly sales and account management efforts targeted at senior management and other personnel. If our efforts to sell to organizations are not successful or do not generate additional revenue, our business will suffer. See also “—Failure to effectively expand our sales capabilities could harm our ability to increase the number of organizations on our platform and achieve broader market acceptance of our platform.”
Our ability to attract new customers and increase revenue from existing customers depends in large part on our ability to continually enhance and improve our platform and the features, integrations, and capabilities we offer, and to introduce compelling new features, integrations, and capabilities that reflect the changing nature of our market to maintain and improve the quality and value of our products and services, which depends on our ability to continue investing in research and development and our successful execution and our efforts to improve and enhance our platform. The success of any enhancement to our platform depends on several factors, including timely completion and delivery, competitive pricing, adequate quality testing, integration with existing technologies, and overall market acceptance. Any new features, integrations, or capabilities that we develop may not be introduced in a timely or cost-effective manner, may contain errors, failures, vulnerabilities, or bugs or may not achieve the market acceptance necessary to generate significant revenue. If we are unable to successfully develop new features, integrations, and capabilities to enhance our platform to meet the requirements of current and prospective customers or otherwise gain widespread market acceptance, our business, results of operations, and financial condition would be harmed.

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Moreover, our business is subscription-based, and therefore our customers are not obligated to and may not renew their subscriptions after their existing subscriptions expire or may renew at a lower price, including if such customers choose to reduce their data access rights under their subscription, reduce the products or services to which they have access, or reduce their number of users. Most of our subscriptions are sold for a one-year term, though some organizations purchase a multi-year subscription plan. While many of our subscriptions provide for automatic renewal, our customers may opt-out of automatic renewal and customers have no obligation to renew a subscription after the expiration of the term. Our customers may or may not renew their subscriptions as a result of a number of factors (including as a result of general economic downturns as a result of COVID-19), including their satisfaction or dissatisfaction with our products and services, decreases in the number of users at the organization, our pricing or pricing structure, the pricing or capabilities of the products and services offered by our competitors, the effects of economic conditions, or reductions in our paying customers’ spending levels. In addition, our customers may renew for fewer subscriptions, renew for shorter contract lengths if they were previously on multi-year contracts, or switch to lower cost offerings of our products and services. It is difficult to predict attrition rates given our varied customer base of enterprise, mid-market, and small business customers. Our attrition rates may increase or fluctuate as a result of a number of factors, including customer dissatisfaction with our services, customers’ spending levels, mix of customer base, decreases in the number of users at our customers, competition, pricing increases, or changing or deteriorating general economic conditions. If customers do not renew their subscriptions or renew on less favorable terms or fail to add more users, or if we fail to expand subscriptions of existing customers, our revenue may decline or grow less quickly than anticipated, which would harm our business, results of operations, and financial condition.
Additionally, some of our customers may have multiple subscription plans simultaneously. For example, large enterprises with distributed procurement processes where different buyers, departments, or affiliates make their own purchasing decisions based on distinct product features or separate budgets. Companies who are our existing customers may also acquire another organization that is already on our subscription plan or complete a reorganization or spin-off transaction that results in an organization subscribing to multiple subscription plans. If organizations that subscribe to multiple subscription plans decide not to consolidate all of their subscription plans or decide to downgrade to lower priced or free subscription plans, our revenue may decline or grow less quickly than anticipated, which would harm our business, results of operations, and financial condition.
A slowdown or decline in participation in our contributory network and/or increase in the volume of opt-out requests from individuals with respect to our collection of their data could lead to a deterioration in the depth, breadth, or accuracy of our data and have an adverse effect on our business, results of operations, and financial condition.
We have a number of sources contributing to the depth, breadth, and accuracy of the data on our platform including our contributory network. All of our free Community Edition users must participate in our contributory network to get access to data. Similarly, many of our paying customers participate in our contributory network to improve the quality of the data within their CRM and similar systems. Community Edition users may cease to participate in our contributory network after deciding not to renew our Community Edition version. Our paying customers, including those who have migrated from the Community Edition, may elect not to participate for various reasons, including their sensitivity to sharing information within our contributory network or their determination that the benefits from sharing do not outweigh the potential harm from sharing. If we are not able to attract new participants or maintain existing participants in our contributory network, our ability to effectively gather new data and update and maintain the accuracy of our database could be adversely affected. Additionally, CCPA and other legal and regulatory changes are making it easier for individuals to opt-out of having their personal data collected through an opt-out button available on our website, which could result in higher rates of opting out. We expect that third-party intermediaries will emerge that offer services involving opting individuals out of their personal data being collected at scale (i.e., from all platforms, including ours). Consequently, our ability to grow our business may be harmed and our results of operations and financial condition could suffer.
If we fail to protect and maintain our brand, our ability to attract and retain customers will be impaired, our reputation may be harmed, and our business, results of operations, and financial condition may suffer.
We believe that developing, protecting, and maintaining awareness of our brand is critical to achieving widespread acceptance of our platform and is an important element in attracting new organizations to our platform.

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Furthermore, we believe that the importance of brand recognition will increase as competition in our market increases. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to ensure that our products and services remains high-quality, reliable, and useful at competitive prices.
Brand promotion activities may not yield increased revenue, and, even if they do, any increased revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract new customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business, results of operations, and financial condition could suffer. In September 2019, we launched our new brand campaign to assume the ZoomInfo brand for our Company. While ZoomInfo was an existing brand, the selection of the ZoomInfo brand over DiscoverOrg may not be as successful as we intended, and we could lose the value of the DiscoverOrg brand without a corresponding benefit. At or about the time of the acquisition of Pre-Acquisition ZI by ZoomInfo OpCo, we believed that ZoomInfo had greater brand awareness and greater potential, but that it had a weaker reputation for data quality than DiscoverOrg. If we are not successful in improving the perception of the ZoomInfo brand in terms of the quality and accuracy of its data, our business, results of operations, and financial condition could suffer. Furthermore, in connection with the development and implementation of our rebranding campaign, we have spent additional time and costs, including those associated with advertising and marketing efforts. If we are unable to effectively implement our rebranding campaign, our business, results of operations, and financial condition could suffer.
In addition, independent industry analysts often provide reviews of ZoomInfo, as well as the products offered by our competitors, and perception of the relative value of our ZoomInfo brand in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive as compared to those of our competitors’ products, our brand may be harmed.
Our business could be negatively affected by changes in search engine algorithms and dynamics or other traffic-generating arrangements.
We rely heavily on internet search engines, such as Google, including through the purchase of sales and marketing-related keywords and the indexing of our public-facing directory pages and other web pages, to generate a significant portion of the traffic to our website. Search engines frequently update and change the logic that determines the placement and display of results of a user’s search, such that the purchased or algorithmic placement of links to our website can be negatively affected. In addition, a significant amount of traffic is directed to our website through participation in pay-per-click and display advertising campaigns on search engines, including Google. Pricing and operating dynamics for these traffic sources can change rapidly, both technically and competitively. Moreover, a search engine could, for competitive or other purposes, alter its search algorithms or results, which could cause a website to place lower in search query results or inhibit participation in the search query results. If a major search engine changes its algorithms or results in a manner that negatively affects the search engine ranking, paid or unpaid, of our website, or if competitive dynamics impact the costs or effectiveness of search engine optimization, search engine marketing or other traffic-generating arrangements in a negative manner, our business and financial performance would be adversely affected.
We may not be able to adequately protect our proprietary and intellectual property rights in our data or technology.
Our success is dependent, in part, upon protecting our proprietary information and technology. We may be unsuccessful in adequately protecting our intellectual property. No assurance can be given that confidentiality, non-disclosure, or invention assignment agreements with employees, consultants, or other parties will not be breached and will otherwise be effective in controlling access to and distribution of our platform, or certain aspects of our platform, and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our platform. Additionally, certain unauthorized use of our intellectual property may go undetected, or we may face legal or practical barriers to enforcing our legal rights even where unauthorized use is detected.

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Current law may not provide for adequate protection of our platform or data. In addition, legal standards relating to the validity, enforceability, and scope of protection of proprietary rights in internet-related businesses are uncertain and evolving, and changes in these standards may adversely impact the viability or value of our proprietary rights. Some license provisions protecting against unauthorized use, copying, transfer, and disclosure of our platform, or certain aspects of our platform, or our data may be unenforceable under the laws of certain jurisdictions. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate. To the extent we expand our international activities, our exposure to unauthorized copying and use of our data or certain aspects of our platform, or our data may increase. Further, competitors, foreign governments, foreign government-backed actors, criminals, or other third parties may gain unauthorized access to our proprietary information and technology. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our technology and intellectual property.
To protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights, and we may or may not be able to detect infringement by our customers or third parties. Litigation has been and may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time consuming, and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay further sales or the implementation of our platform, impair the functionality of our platform, delay introductions of new features, integrations, and capabilities, result in our substituting inferior or more costly technologies into our platform, or injure our reputation. In addition, we may be required to license additional technology from third parties to develop and market new features, integrations, and capabilities, and we cannot be certain that we could license that technology on commercially reasonable terms or at all, and our inability to license this technology could harm our ability to compete.
Our customers or unauthorized parties could use our products and services in a manner that is contrary to our values or applicable law, which could harm our relationships with consumers, customers, or employees or expose us to litigation or harm our reputation.
Because our data includes the direct contact information for millions of individuals and businesses, our platform and data could be misused by customers, or by parties who have obtained access to our data without authorization, to contact individuals for purposes that we would not permit, including uses unrelated to B2B communication or recruiting, such as to harass or annoy individuals or to perpetrate scams. Our customers could use our products or services for purposes beyond the scope of their contractual terms or applicable laws or regulations. In addition, third parties could gain access to our data or our platform through our customers or through malfeasance or cyber-attacks and use our platform and data for purposes other than its intended purpose or to create products that compete with our platform. Our customers’ or third parties’ misuse of our data, inconsistent with its permitted use, could result in reputational damage, adversely affect our ability to attract new customers and cause existing customers to reduce or discontinue the use of our platform, any of which could harm our business and operating results.
Our brand may be negatively affected by the actions of persons using our platform that are hostile or inappropriate, by the actions of individuals acting under false or inauthentic identities, by the use of our products or services to disseminate information that is misleading (or intended to manipulate opinions), by perceived or actual efforts by governments to obtain access to user information for security-related purposes or to censor certain content on our platform or by the use of our products or services for illicit, objectionable, or illegal ends. Further, we may fail to respond expeditiously or appropriately to the sharing of our platform and data outside of the terms of a customers’ license and the use of our data and insights for purposes other than for sales and marketing, or to otherwise address customer and individual concerns, which could erode confidence in our business.

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As we acquire and invest in companies or technologies, we may not realize expected business or financial benefits and the acquisitions or investments could prove difficult to integrate, disrupt our business, dilute stockholder value and adversely affect our business, results of operation, and financial condition.
As part of our business strategy, from time to time we make investments in, or acquisitions of, complementary businesses, services, databases, and technologies, and we expect that we will continue to make such investments and acquisitions in the future to further grow our business and our product and service offerings. For example, in February 2019, we completed our largest acquisition to date of Pre-Acquisition ZI, for $748.0 million, net of cash acquired, which we are continuing to integrate. We have incurred severance costs and expect to incur additional costs to integrate prior acquisitions, such as IT integration expenses and costs related to the renegotiation of redundant vendor agreements. Since January 1, 2018, we have acquired substantially all of the assets of two other businesses as well: NeverBounce and Komiko, Inc. We may have difficulty effectively integrating the personnel, businesses, and technologies of these acquisitions into our Company and achieving the goals of those acquisitions.
Our strategy to make selective acquisitions to complement our platform depends on our ability to identify, and the availability of, suitable acquisition candidates. We may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all. Acquired assets, data, or businesses may not be successfully integrated into our operations, costs in connection with acquisitions and integrations may be higher than expected and we may also incur unanticipated acquisition-related costs. These costs could adversely affect our financial condition, results of operations, or prospects. Any acquisition we complete could be viewed negatively by customers, users, developers, partners, or investors, and could have adverse effects on our existing business relationships.
Acquisitions and other transactions, arrangements, and investments involve numerous risks and could create unforeseen operating difficulties and expenditures, including:
•potential failure to achieve the expected benefits on a timely basis or at all;
•difficulties in, and the cost of, integrating operations, technologies, services, and platforms;
•diversion of financial and managerial resources from existing operations;
•the potential entry into new markets in which we have little or no experience or where competitors may have stronger market positions;
•potential write-offs of acquired assets or investments and potential financial and credit risks associated with acquired customers;
•differences between our values and those of our acquired companies;
•difficulties in re-training key employees of acquired companies and integrating them into our organizational structure and corporate culture;
•difficulties in, and financial costs of, addressing acquired compensation structures inconsistent with our compensation structure;
•inability to generate sufficient revenue to offset acquisition or investment costs;
•inability to maintain, or changes in, relationships with customers and partners of the acquired business;
•challenges converting and forecasting the acquired company’s revenue recognition policies including subscription-based revenue and revenue based on the transfer of control as well as appropriate allocation of the customer consideration to the individual deliverables;
•difficulty with, and costs related to, transitioning the acquired technology onto our existing platforms and customer acceptance of multiple platforms on a temporary or permanent basis;

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•augmenting the acquired technologies and platforms to the levels that are consistent with our brand and reputation;
•potential for acquired products to impact the profitability of existing products;
•increasing or maintaining the security standards for acquired technology consistent with our other services;
•potential unknown liabilities associated with the acquired businesses, including risks associated with acquired intellectual property and/or technologies;
•challenges relating to the structure of an investment, such as governance, accountability, and decision-making conflicts that may arise in the context of a joint venture or other majority ownership investments;
•negative impact to our results of operations because of the depreciation and amortization of amounts related to acquired intangible assets, fixed assets, and deferred compensation;
•additional stock-based compensation;
•the loss of acquired unearned revenue and unbilled unearned revenue;
•delays in customer purchases due to uncertainty related to any acquisition;
•ineffective or inadequate controls, procedures, and policies at the acquired company;
•in the case of foreign acquisitions, challenges caused by integrating operations over distance, and across different languages, cultures, and political environments;
•currency and regulatory risks associated with foreign countries and potential additional cybersecurity and compliance risks resulting from entry into new markets;
•tax effects and costs of any such acquisitions, including the related integration into our tax structure and assessment of the impact on the realizability of our future tax assets or liabilities; and
•potential challenges by governmental authorities, including the Department of Justice, for anti-competitive or other reasons.
Any of these risks could harm our business. In addition, to facilitate these acquisitions or investments, we may seek additional equity or debt financing, which may not be available on terms favorable to us or at all, may affect our ability to complete subsequent acquisitions or investments and may affect the risks of owning our Class A common stock. For example, if we finance acquisitions by issuing equity or convertible debt securities or loans, our existing stockholders may be diluted, or we could face constraints related to the terms of, and repayment obligation related to, the incurrence of indebtedness that could affect the market price of our Class A common stock.
If we fail to maintain adequate operational and financial resources, particularly if we continue to grow rapidly, we may be unable to execute our business plan or maintain high levels of service and customer satisfaction.
We have experienced, and expect to continue to experience, rapid growth, which has placed, and may continue to place, significant demands on our management and our operational and financial resources. We have more than five offices across the United States and one office in Israel. We have also experienced significant growth in the number of customers using our products and services and in the amount of data in our databases. In addition, our organizational structure is becoming more complex as we scale our operational, financial, and management controls, as well as our reporting systems and procedures, and expand internationally. As we continue to grow, we face challenges of integrating, developing, training, and motivating a rapidly growing employee base in our various offices around the world and maintaining our company culture across multiple offices. Certain members of our management have not previously worked together for an extended period of time, and most do not have prior experience managing a public company, which may affect how they manage our growth. If we fail to manage our anticipated growth and change in a manner that preserves the key aspects of our corporate culture, the quality of our

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products and services may suffer, which could negatively affect our brand and reputation and harm our ability to attract users, employees, and organizations.
To manage growth in our operations and personnel, we will need to continue to grow and improve our operational, financial, and management controls and our reporting systems and procedures. We will require significant capital expenditures and the allocation of valuable management resources to grow and change in these areas. Our expansion has placed, and our expected future growth will continue to place, a significant strain on our management, customer experience, research and development, sales and marketing, administrative, financial, and other resources.
We anticipate that significant additional investments will be required to scale our operations and increase productivity, to address the needs of our customers, to further develop and enhance our products and services, to expand into new geographic areas and to scale with our overall growth. If additional investments are required due to significant growth, this will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term.
In addition, as we expand our business, it is important that we continue to maintain a high level of customer service and satisfaction. As our paying customer base continues to grow, we will need to expand our account management, customer service and other personnel, which will require more complex management and systems. If we are not able to continue to provide high levels of customer service, our reputation, as well as our business, results of operations, and financial condition, could be harmed.
Failure to effectively expand our sales capabilities could harm our ability to bring on new customers at the rate we anticipate.
The rate at which we can acquire new customers will depend to a significant extent on our ability to expand our sales operations. We plan to continue expanding our sales force, and that will require us to invest significant financial and other resources to train and grow our sales force, in order to complement our go-to-market approach. Our business will be harmed if our efforts do not generate a corresponding increase in revenue. We may not achieve anticipated revenue growth from expanding our sales force if we are unable to hire and develop talented sales personnel, if our new sales personnel are unable to achieve desired productivity levels in a reasonable period of time, or if we are unable to retain our existing sales personnel. We believe that there is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve revenue growth will depend, in large part, on our success in recruiting, training, and retaining sufficient numbers of sales personnel to support our growth.
If we fail to offer high-quality customer experience, our business and reputation will suffer.
Numerous factors may impact a customer’s experience which may in turn impact the likelihood of such customer renewing or upgrading its subscription. Those factors include the usability of the platform, the depth, breadth, and accuracy of the data, the adequacy of our product documentation, and the quality of our onboarding, training, account management, and customer technical and research support functions. The number of customers has grown rapidly, and the continued growth that we anticipate will put additional pressure on our customer experience programs. It may be difficult for us to identify, recruit, train, and manage enough people with enough skill and talent in each area of the customer experience to adequately scale those functions to match the growth of our customer base. In addition, larger enterprise customers and customers with larger subscriptions are more demanding of our customer experience programs, in particular our research support services. If and as we add more large enterprise customers and increase the ACV of existing subscriptions, we may need to devote even more resources to such programs, and we may find it difficult to effectively scale those programs. If we do not adequately scale our customer experience operations to meet the demands of our growing customer base, an increase in large enterprise customers and large customer subscriptions or otherwise fail to provide an overall high-quality customer experience, fewer customers could renew or upgrade their subscriptions, and our reputation could suffer, negatively impacting our ability to acquire new customers, which would harm our business, results of operations, and financial condition.
In addition, customers from time to time rely upon our customer technical and research support teams to resolve technical and data accuracy issues relating to our products and services. We may be unable to respond quickly

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enough to accommodate short-term increases in customer demand for support services. Increased customer demand for these services, without corresponding revenue, could increase costs and adversely affect our reputation and operating results.
As more of our sales efforts target larger enterprise customers, our sales cycle may become longer and more expensive, and we may encounter pricing pressure and implementation and configuration challenges that may require us to delay revenue recognition for some complex transactions, all of which could harm our business and operating results.
As we target more of our sales efforts at larger enterprise customers and governmental or quasi-governmental entities, we may face longer sales cycles, greater competition, more complex customer due diligence, less favorable contractual terms, and less predictability in completing some of our sales.
Consequently, a target customer’s decision to use our services may be an enterprise-wide decision and, if so, these types of sales would require us to provide greater levels of education regarding the use and benefits of our products and services, as well as education regarding privacy and data protection laws and regulations to prospective customers. In addition, larger enterprise customers and governmental entities may demand more configuration, integration services, and features. As a result of these factors, these sales opportunities may require us to devote greater sales support and professional services resources to individual customers, driving up costs and time required to complete sales and diverting resources to a smaller number of larger transactions, while potentially requiring us to delay revenue recognition on some of these transactions until the technical or implementation requirements have been met.
We may fail to offer the optimal pricing and packaging of our products and services.
We have limited experience in determining the optimal pricing and packaging of our products and services, and we may need to change our pricing model from time to time. Demand for our products and services is sensitive to price, and current or prospective customers may choose not to subscribe or renew or upgrade their subscriptions due to costs. Further, certain of our competitors offer, or may in the future offer, lower-priced or free products or services that compete with our products and services or may bundle functionality compatible with our products and services and offer a broader range of products and services. Similarly, certain competitors may use marketing strategies that enable them to acquire users more rapidly or at a lower cost than us, or both. As we expand internationally, we may find that pricing and packaging appropriate in our current market is not acceptable to prospective customers in certain new markets. In addition, if our mix of features, integrations, and capabilities on our products and services changes or we develop additional versions for specific use cases or additional premium versions, then we may need or choose to revise our pricing.
We have experienced rapid growth in recent periods, and our recent growth rates will not be indicative of our future growth.
We have experienced rapid organic and acquisition-driven growth in recent periods. We do not expect revenue growth in future periods to be consistent with recent history. Further, as we operate in a new and rapidly changing market, widespread acceptance and use of our platform is critical to our future growth and success. We believe our revenue growth depends on a number of factors, including, but not limited to, our ability to:
•attract new customers;
•provide excellent customer experience;
•renew and grow current customer subscriptions;
•convert users of and organizations on our free Community Edition into paying customers;
•introduce and grow adoption of our products and services in new markets outside of the United States;
•achieve widespread acceptance and use of our platform;

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•adequately expand our sales force and otherwise scale our operations as a business;
•expand the features and capabilities of our platform, including through the creation and use of additional integrations;
•maintain the security and reliability of our platform;
•comply with existing and new applicable laws and regulations;
•price and package our products and services effectively;
•successfully compete against established companies and new market entrants;
•increase awareness of our brand on a global basis; and
•execute on our acquisition strategy.
We may not be able to successfully implement our strategic initiatives in accordance with our expectations, or in the timeframe we desire, which may result in an adverse impact on our business and financial results. We also expect our operating expenses to increase in future periods, and if our revenue growth does not increase to offset these anticipated increases in our operating expenses, our business, results of operations, and financial condition will be harmed and we may not be able to achieve or maintain profitability.
Further, our rapid growth may make it difficult to evaluate our future prospects. Our ability to forecast our future results of operations is subject to a number of uncertainties, including our ability to effectively plan for and model future growth. If we fail to achieve the necessary level of efficiency in our organization as it grows, or if we are not able to accurately forecast future growth, our business, results of operations, and financial condition could be harmed.
We depend on our executive officers and other key employees, and the loss of one or more of these employees or an inability to attract and retain other highly skilled employees could harm our business.
Our success depends largely upon the continued services of our executive officers and other key employees. We rely on our leadership team in the areas of research and development, operations, security, analytics, marketing, sales, customer experience, and general and administrative functions and on individual contributors in our research and development and operations. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. The loss of one or more of our executive officers or key employees could harm our business. Changes in our executive management team may also cause disruptions in, and harm to, our business.
The company continues to be led by our CEO and co-founder, Henry Schuck, who plays an important role in driving the company’s culture, determining the strategy, and executing against that strategy across the company. If Mr. Schuck’s services became unavailable to the company for any reason, it may be difficult or impossible for the company to find an adequate replacement, which could cause us to be less successful in maintaining our culture and developing and effectively executing on our company strategies.
In addition, to execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel on the West Coast, where our headquarters is located, and in other locations where we maintain offices, is intense, especially for engineers experienced in designing and developing software and software-as-a-service (“SaaS”) applications and experienced sales professionals. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. In addition, certain domestic immigration laws restrict or limit our ability to recruit internationally. Any changes to U.S. immigration policies that restrain the flow of technical and professional talent may inhibit our ability to recruit and retain highly qualified employees. Many of the companies with which we compete for experienced personnel have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them.

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If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees have breached their legal obligations, resulting in a diversion of our time and resources. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the perceived value of our equity awards declines, it may harm our ability to recruit and retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be harmed. Meanwhile, additions of executive-level management and large numbers of employees could significantly and adversely impact our culture. If we do not maintain and continue to develop our corporate culture as we grow and evolve, it could harm our ability to foster the innovation, creativity and teamwork we believe that we need to support our growth.
In addition, many of our key technologies and systems are custom-made for our business by our key personnel. The loss of key personnel, including key members of our management team, as well as certain of our key marketing, sales, product development, or technology personnel, could disrupt our operations and have an adverse effect on our ability to grow our business.
If we have overestimated the size of our total addressable market, our future growth rate may be limited.
We have estimated the size of our total addressable market based on internally generated data and assumptions, and such information is inherently imprecise. In addition, our projections, assumptions, and estimates of opportunities within our market are subject to a high degree of uncertainty and risk due to a variety of factors, including, but not limited to, those described in this prospectus. If these internally generated data prove to be inaccurate or we make errors in our assumptions based on that data, our actual market may be more limited than our estimates. In addition, these inaccuracies or errors may cause us to misallocate capital and other critical business resources, which could harm our business.
Even if our total addressable market meets our size estimates and experiences growth, we may not continue to grow our share of the market. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the estimates of our total addressable market included in this prospectus should not be taken as indicative of our ability to grow our business. For more information regarding the estimates of market opportunity and the forecasts of market growth included in this prospectus, see the sections titled “Summary—Our Market Opportunity” and “Business—Our Market Opportunity.”
We may experience quarterly fluctuations in our operating results due to a number of factors which makes our future results difficult to predict and could cause our operating results to fall below expectations or our guidance.
Our quarterly operating results have fluctuated in the past and are expected to fluctuate in the future due to a variety of factors, many of which are outside of our control. As a result, our past results may not be indicative of our future performance, and comparing our operating results on a period-to-period basis may not be meaningful. In addition to the other risks described in this prospectus, factors that may affect our quarterly operating results include the following:
•our ability to attract and retain customers and grow subscriptions of existing customers;
•our ability to price and package our products and services effectively;
•pricing pressure as a result of competition or otherwise;
•unforeseen costs and expenses, including those related to the expansion of our business and operations;
•changes in customers’ budgets and in the timing of their budget cycles and purchasing decisions;
•changes in the competitive dynamics of our market, including consolidation among competitors or customers and the introduction of new products or product enhancements;
•the amount and timing of payment for operating expenses, particularly research and development, sales, and marketing expenses and employee benefit expenses;

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•the timing of revenue and expenses related to the development or acquisition of technologies, products, or businesses;
•potential goodwill and intangible asset impairment charges and amortization associated with acquired businesses;
•potential restructuring and transaction-related expenses;
•the amount and timing of costs associated with recruiting, training, and integrating new employees while maintaining our company culture;
•our ability to manage our existing business and future growth, including increases in the number of customers on our platform and the introduction and adoption of our platform in new markets outside of the United States;
•foreign currency exchange rate fluctuations; and
•general economic and political conditions in our domestic and international markets.
We may not be able to accurately forecast the amount and mix of future subscriptions, revenue, and expenses and, as a result, our operating results may fall below our estimates or the expectations of public market analysts and investors. If our revenue or operating results fall below the expectations of investors or securities analysts, or below any guidance we may provide, the price of our Class A common stock could decline.
Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.
We may require additional financing, and we may not be able to obtain debt or equity financing on favorable terms, if at all. If we raise equity financing to fund operations or on an opportunistic basis, our stockholders may experience significant dilution of their ownership interests. Our secured credit facilities restrict our ability to incur additional indebtedness, require us to maintain specified minimum liquidity and restrict our ability to pay dividends. The terms of any additional debt financing may be similar or more restrictive. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things:
•develop new features, integrations, capabilities, and enhancements;
•continue to expand our product development, sales, and marketing organizations;
•hire, train, and retain employees;
•respond to competitive pressures or unanticipated working capital requirements; or
•pursue acquisition opportunities.
For more information, see “—Risks Related to Our Indebtedness.”
We devote, and may continue to devote, substantial resources to our earlier platforms.
Our newest platform was developed by combining features from our earlier DiscoverOrg platform and the platform developed by (and acquired by us through the acquisition of) Pre-Acquisition ZI. Certain existing customers continue to use and may prefer to continue to use in the future those earlier platforms, which we continue to support. If we are unable to migrate our existing customers using our earlier platforms to our new platform, we may continue to devote substantial resources to the maintenance of our earlier platforms, which could have an adverse effect on our business, results of operations, and financial condition, or we may experience customer dissatisfaction if we choose to no longer support those earlier platforms, which could cause certain customers not to renew or grow their subscriptions.

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Operations and sales to customers outside the United States expose us to risks inherent in international operations.
Our success depends in part on our ability to expand sales to customers located outside of the United States. For the years ended December 31, 2018 and 2019, our business outside of the United States accounted for approximately 7% and 9% of total revenue, respectively. Any new markets or countries into which we attempt to sell subscriptions to our platform may not be as receptive to our products and services as we anticipate. Expansion of sales to international customers may also create challenges for our U.S.-based sales and customer experience functions and may require us to consider expanding operations internationally. A significant increase in international customers or an expansion of our operations into other countries could create additional risks and challenges, including:
•a need to localize our products and services, including translation into foreign languages and associated expenses;
•competition from local incumbents that better understand the local market, customs, and culture, may market and operate more effectively, and may enjoy greater local affinity or awareness;
•a need to comply with foreign regulatory frameworks or business practices, which among other things may favor local competitors;
•evolving domestic and international tax environments;
•liquidity issues or political actions by sovereign nations, including nations with a controlled currency environment, which could result in decreased values of balances or potential difficulties protecting our foreign assets or satisfying local obligations;
•foreign currency fluctuations and controls, which may make our products and services more expensive for international customers and could add volatility to our operating results;
•compliance with multiple, conflicting, ambiguous, or evolving governmental laws and regulations, including employment, tax, privacy, anti-corruption, import/export, economic sanctions, trade controls, antitrust, and data transfer, storage and protection, and our ability to identify and respond timely to compliance issues when they occur;
•vetting and monitoring internal or external sales or customer experience resources in new and evolving markets to confirm they maintain standards consistent with our brand and reputation;
•uncertainty regarding regulation, currency, tax, and operations resulting from the Brexit vote that could disrupt trade, the sale of our services and commerce and movement of our people between the United Kingdom, the European Union, and other locations;
•changes in the public perception of governments in the regions where we operate or plan to operate;
•treatment of revenue from international sources, intellectual property considerations, and changes to tax codes, including being subject to foreign tax laws and being liable for paying withholding income or other taxes in foreign jurisdictions;
•different pricing environments;
•different or lesser protection of our intellectual property;
•longer accounts receivable payment cycles and other collection difficulties;
•changes in diplomatic and trade relationships, including the imposition of new trade restrictions, trade protection measures, import or export requirements, trade embargoes, and other trade barriers;
•natural disasters, pandemics (such as COVID-19), acts of war, terrorism, pandemics, or security breaches;

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•regional economic and political conditions; and
•higher costs of doing business internationally, including increased accounting, travel, infrastructure, and legal compliance costs.
Any of these factors could negatively impact our business and results of operations.
Cyber-attacks and security vulnerabilities could result in serious harm to our reputation, business, and financial condition.
Threats to network and data security are constantly evolving and becoming increasingly diverse and sophisticated. Our products and services, as well as our servers and computer systems and those of third parties that we rely on in our operations could be vulnerable to cybersecurity risks. As such, we may be subject to risks inherent to companies that process personal data. An increasing number of organizations have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks.
We are the target of attempts to identify and exploit system vulnerabilities and/or penetrate or bypass our security measures in order to gain unauthorized access to our systems, including an incident that has resulted in exfiltration of the contact records from our database. We employ multiple methods at different layers of our systems to defend against intrusion and attack, to protect our systems and to resolve and mitigate the impact of any incidents. Despite our efforts to keep our systems secure and to remedy identified vulnerabilities, future attacks could be successful and could result in substantial liability or business risk. Third parties will continue to attempt to gain unauthorized access to our systems or facilities through various means, including hacking into our systems or facilities, or those of our customers or vendors, or attempting to fraudulently induce our employees, customers, vendors or other users of our systems into disclosing sensitive information, which may in turn be used to access our IT systems. Our cybersecurity programs and efforts to protect our systems and data, and to prevent, detect and respond to data security incidents, may not prevent these threats or provide adequate security. Further, we may be subject to additional liability risks associated with data security breaches or other incidents by virtue of the private right of action granted to individuals under certain data privacy laws for actions arising from certain data security incidents.
We may experience breaches of our security measures due to human error, malfeasance, system errors or vulnerabilities, or other irregularities. Actual or perceived breaches of our security could subject us to regulatory investigations and orders, litigation, indemnity obligations, damages, penalties, fines and other costs in connection with actual and alleged contractual breaches, violations of applicable laws and regulations and other liabilities. Any such incident could also materially damage our reputation and harm our business, results of operations and financial condition. We maintain errors, omissions, and cyber liability insurance policies covering certain security and privacy damages. However, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all.
Technical problems or disruptions that affect either our customers’ ability to access our services, or the software, internal applications, database, and network systems underlying our services, could damage our reputation and brands and lead to reduced demand for our products and services, lower revenues, and increased costs.
Our business, brand, reputation, and ability to attract and retain users and customers depend upon the satisfactory performance, reliability, and availability of our websites, which in turn depend upon the availability of the internet and our service providers. Interruptions in these systems, whether due to system failures, computer viruses, software errors, physical or electronic break-ins, or malicious hacks or attacks on our systems (such as denial of service attacks), could affect the security and availability of our services on our mobile applications and our websites and prevent or inhibit the ability of users to access our products or services. In addition, the software, internal applications, and systems underlying our products and services are complex and may not be error-free. We may encounter technical problems when we attempt to enhance our software, internal applications, and systems. Any inefficiencies, errors, or technical problems with our software, internal applications, and systems could reduce the quality of our products and services or interfere with our customers’ use of our products and services, which could reduce demand, lower our revenues, and increase our costs.

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Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, security breaches, computer viruses, telecommunications failure, terrorist attacks, acts of war, electronic and physical break-ins, earthquakes, and similar events. The occurrence of any of the foregoing events could result in damage to or failure of our systems and hardware. These risks may be increased with respect to operations housed at facilities outside of our direct control, and the majority of the communications, network, and computer hardware used to operate the cloud for our platforms are located at facilities maintained by Google or Amazon, which we do not own or control.
Problems faced or caused by our IT service providers, including content distribution service providers, private network providers, internet providers, and third-party web-hosting providers, or with the systems by which they allocate capacity among their customers (as applicable), could adversely affect the experience of our users. If our third-party service providers are unable to keep up with our growing needs for capacity, our business could be harmed. Additionally, if these third-party cloud services stop providing services to us or increase rates, we may be unable to find sufficient other third-party providers, which could harm our business. See “—Interruptions or delays in services from third parties, including data center hosting facilities, internet infrastructure, cloud computing platform providers, and other hardware and software vendors, or our inability to adequately plan for and manage service interruptions or infrastructure capacity requirements, could impair the delivery of our services and harm our business.” In addition, if distribution channels for our mobile applications experience disruptions, such disruptions could adversely affect the ability of users and potential users to access or update our mobile applications. If our platform is unavailable to users or fails to function as quickly as users expect, it could result in reduced customer satisfaction and reduced attractiveness of our platform to customers. This in turn could lead to decreased sales to new customers, harm our ability to renew or grow the subscriptions of existing customers, and/or the issuance of service credits or refunds, any of which could harm our reputation, business, results of operations, and financial condition.
Any errors, defects, disruptions, or other performance problems with our services could harm our reputation, business, results of operations, and financial condition.
Interruptions or delays in services from third parties, including data center hosting facilities, internet infrastructure, cloud computing platform providers, and other hardware and software vendors, or our inability to adequately plan for and manage service interruptions or infrastructure capacity requirements, could impair the delivery of our services and harm our business.
We currently serve our customers through the use of third-party data center hosting facilities and cloud computing platform providers. Damage to, or failure of, these systems, or systems upon which they depend such as internet infrastructure, could result in interruptions in our services. We have from time to time experienced interruptions in our services and such interruptions may occur in the future. Interruptions in our services may cause us to issue credits to customers, cause customers to make warranty or other claims against us or to terminate their subscriptions, and adversely affect our customer renewal and upgrade performance and our ability to attract new customers, all of which would reduce our revenue. Our business would also be harmed if our customers and potential customers believe our services are unreliable.
We do not control the operation of third-party facilities, and they may be vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures, and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism, and similar misconduct, as well as local administrative actions, changes to legal or permitting requirements, and litigation to stop, limit, or delay operation. The occurrence of a natural disaster, pandemics (such as COVID-19) or an act of terrorism, a decision to close the facilities without adequate notice, or other unanticipated problems at these facilities could result in lengthy interruptions in our services.
These hardware, software, data, and cloud computing systems may not continue to be available at reasonable prices, on commercially reasonable terms, or at all. Any loss of the right to use any of these hardware, software, or cloud computing systems could significantly increase our expenses and otherwise result in delays in the provisioning of our services until equivalent technology is either developed by us, or, if available, is identified, obtained through purchase or license, and integrated into our services.

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If the way cookies are used or shared, or if the use or transfer of cookies is restricted by third parties outside of our control or becomes subject to unfavorable legislation or regulation, our ability to develop and provide certain products or services could be diminished or eliminated.
Small text files (referred to as “cookies”) placed on internet browsers by certain websites are used to gather data regarding the content of a user’s web browsing activity. We license data gathered using cookies to identify trends in online content consumption by business organizations in order to make assumptions about the goods and services such businesses may purchase. The availability of this data may be limited by numerous potential factors, including general trends among internet users to refuse to accept cookies on their web browsers, laws or regulations limiting the transferability or use of information gathered using cookies, or the refusal of providers of such information to provide it to us or to provide it to us on favorable terms. If we are not able to obtain this information on the terms we anticipate, we will not be able to provide some of our predictive intent products or services, which may cause a reduction in revenue or a reduction in revenue growth. It may negatively impact our ability to obtain new customers, as well as our ability to renew or grow the subscriptions of existing customers.
Cookies may easily be deleted or blocked by internet users. All of the most commonly used internet browsers (including Chrome, Firefox, Internet Explorer, and Safari) allow internet users to prevent cookies from being accepted by their browsers. Internet users can also delete cookies from their computers at any time. Some internet users also download “ad blocking” software that prevents cookies from being stored on a user’s computer. If more internet users adopt these settings or delete their cookies more frequently than they currently do, our business could be harmed. In addition, the Safari and Firefox browsers block third-party cookies by default, and other browsers may do so in the future. Unless such default settings in browsers were altered by internet users to permit the placement of third-party cookies, fewer cookies would be available, which could adversely affect our business. In addition, companies such as Google have publicly disclosed their intention to move away from cookies to another form of persistent unique identifier (“ID”) to identify individual internet users or internet-connected devices in the bidding process on advertising exchanges. If companies do not use shared IDs across the entire ecosystem, this could have a negative impact on our ability obtain content consumption data.
Our management team has limited experience managing a public company.
Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our transition to being a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could harm our business, results of operations, and financial condition.
We have a limited operating history, which makes it difficult to forecast our revenue and evaluate our business and future prospects.
Our business was originally founded in 2007, though much of our growth has occurred in recent periods. Our newest platform was introduced publicly in September 2019. As a result of our limited operating history, our ability to forecast our future results of operations and plan for and model future growth is limited and subject to a number of uncertainties. We have encountered and expect to continue to encounter risks and uncertainties frequently experienced by growing companies in rapidly evolving industries, such as the risks and uncertainties described herein. Additionally, the sales cycle for the evaluation and implementation of our paid versions, which can range from a single day to many months, may also cause us to experience a delay between increasing operating expenses and the generation of corresponding revenue, if any. Accordingly, we may be unable to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of delays arising from these factors, and our results of operations in future reporting periods may be below the expectations of investors. If we do not address these risks successfully, our results of operations could differ materially from our estimates and forecasts or the expectations of investors, causing our business to suffer and our Class A common stock price to decline.

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We may be subject to litigation for any of a variety of claims, which could harm our reputation and adversely affect our business, results of operations, and financial condition.
In the ordinary course of business, we may be involved in and subject to litigation for a variety of claims or disputes and receive regulatory inquiries. These claims, lawsuits, and proceedings could include labor and employment, wage and hour, commercial, data privacy, antitrust, alleged securities law violations or other investor claims, and other matters. The number and significance of these potential claims and disputes may increase as our business expands. Any claim against us, regardless of its merit, could be costly, divert management’s attention and operational resources, and harm our reputation. As litigation is inherently unpredictable, we cannot assure you that any potential claims or disputes will not have a material adverse effect on our business, results of operations, and financial condition. Any claims or litigation, even if fully indemnified or insured, could make it more difficult to compete effectively or to obtain adequate insurance in the future.
In addition, we may be required to spend significant resources to monitor and protect our contractual, property, and other rights, including collection of payments and fees. Litigation has been and may be necessary in the future to enforce such rights. Such litigation could be costly, time consuming, and distracting to management and could result in the impairment or loss of our rights. Furthermore, our efforts to enforce our rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of such rights. Our inability to protect our rights as well as any costly litigation or diversion of our management’s attention and resources, could have an adverse effect on our business, results of operations, and financial condition or injure our reputation.
We may in the future be sued by third parties for various claims including alleged infringement of proprietary intellectual property rights.
There is considerable patent and other intellectual property development activity in our market, and litigation, based on allegations of infringement or other violations of intellectual property, is frequent in software and internet-based industries. We may receive communications from third parties, including practicing entities and non-practicing entities, claiming that we have infringed their intellectual property rights.
In addition, we may be sued by third parties for breach of contract, defamation, negligence, unfair competition, or copyright or trademark infringement or claims based on other theories. We could also be subject to claims based upon the content that is accessible from our website through links to other websites or information on our website supplied by third parties or claims that our collection of information from third-party sites without a license violates certain federal or state laws or website terms of use. We could also be subject to claims that the collection or provision of certain information breached laws or regulations relating to privacy or data protection. Additionally, there are potential issues around possible ownership rights in personal data, which is subject to evolving regulatory oversight. As a result of claims against us regarding suspected infringement, our technologies may be subject to injunction, we may be required to pay damages, or we may have to seek a license to continue certain practices (which may not be available on reasonable terms, if at all), all of which may significantly increase our operating expenses or may require us to restrict our business activities and limit our ability to deliver our products and services and/or certain features, integrations, and capabilities of our platform. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense and/or cause us to alter our products or services, which could negatively affect our business. Further, many of our subscription agreements require us to indemnify our customers for third-party intellectual property infringement claims, so any alleged infringement by us resulting in claims against such customers would increase our liability.
Our exposure to risks associated with various claims, including the use of intellectual property, may be increased as a result of acquisitions of other companies. For example, we may have a lower level of visibility into the development process with respect to intellectual property or the care taken to safeguard against infringement risks with respect to the acquired company or technology. In addition, third parties may make infringement and similar or related claims after we have acquired technology that had not been asserted prior to our acquisition.

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We may be subject to liability if we breach our contracts, and our insurance may be inadequate to cover our losses.
We are subject to numerous obligations in our contracts with organizations using our products and services, as well as vendors and other companies with which we do business. We may breach these commitments, whether through a weakness in our procedures, systems, and internal controls, negligence, or through the willful act of an employee or contractor. Our insurance policies, including our errors and omissions insurance, may be inadequate to compensate us for the potentially significant losses that may result from claims arising from breaches of our contracts, as well as disruptions in our services, failures or disruptions to our infrastructure, catastrophic events and disasters, or otherwise.
In addition, our insurance may not cover all claims made against us, and defending a suit, regardless of its merit, could be costly and divert management’s attention. Further, such insurance may not be available to us in the future on economically reasonable terms, or at all.
Changes in laws and regulations related to the internet or changes in the internet infrastructure itself may diminish the demand for our platform and could harm our business.
The future success of our business depends upon the continued use of the internet as a primary medium for commerce, communication, and business applications. Federal, state, or foreign governmental bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the internet as a commercial medium. The adoption of any laws or regulations that could reduce the growth, popularity, or use of the internet, including laws or practices limiting internet neutrality, could decrease the demand for, or the usage of, our products and services, increase our cost of doing business, and harm our results of operations. Changes in these laws or regulations could require us to modify our platform, or certain aspects of our platform, in order to comply with these changes. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees, or other charges for accessing the internet or commerce conducted via the internet. These laws or charges could limit the growth of internet-related commerce or communications generally or result in reductions in the demand for internet-based products such as ours. In addition, the use of the internet as a business tool could be harmed due to delays in the development or adoption of new standards and protocols to handle increased demands of internet activity, security, reliability, cost, ease-of-use, accessibility, and quality of service. Further, our platform depends on the quality of our users’ access to the internet.
On June 11, 2018, the repeal of the Federal Communications Commission’s (the “FCC”), “net neutrality” rules took effect and returned to a “light-touch” regulatory framework. The prior rules were designed to ensure that all online content is treated the same by internet service providers and other companies that provide broadband services. Additionally, on September 30, 2018, California enacted the California internet Consumer Protection and Net Neutrality Act of 2018, making California the fourth state to enact a state-level net neutrality law since the FCC repealed its nationwide regulations, mandating that all broadband services in California must be provided in accordance with state net neutrality requirements. The U.S. Department of Justice has sued to block the law going into effect, and California has agreed to delay enforcement until the resolution of the FCC’s repeal of the federal rules. A number of other states are considering legislation or executive actions that would regulate the conduct of broadband providers. We cannot predict whether the FCC order or state initiatives will be modified, overturned, or vacated by legal action of the court, federal legislation or the FCC. With the repeal of net neutrality rules in effect, we could incur greater operating expenses, which could harm our results of operations. As the internet continues to experience growth in the number of users, frequency of use, and amount of data transmitted, the internet infrastructure that we and our users rely on may be unable to support the demands placed upon it. The failure of the internet infrastructure that we or our users rely on, even for a short period of time, could undermine our operations and harm our results of operations.
Internet access is frequently provided by companies that have significant market power that could take actions that degrade, disrupt, or increase the cost of user access to our platform, which would negatively impact our business. The performance of the internet and its acceptance as a business tool has been harmed by “viruses,” “worms” and similar malicious programs and the internet has experienced a variety of outages and other delays as a

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result of damage to portions of its infrastructure. If the use of the internet is adversely affected by these issues, demand for our platform could decline.
We could incur greater operating expenses and our user acquisition and retention could be negatively impacted if network operators:
•implement usage-based pricing;
•discount pricing for competitive products;
•otherwise materially change their pricing rates or schemes;
•charge us to deliver our traffic at certain levels or at all;
•throttle traffic based on its source or type;
•implement bandwidth caps or other usage restrictions; or
•otherwise try to monetize or control access to their networks.
Action by governments to restrict access to our platforms in their countries or to require us to disclose or provide access to information in our possession could harm our business, results of operations, and financial condition.
Our platforms depend on the ability of our users to access the internet and our platforms could be blocked or restricted in some countries for various reasons. Further, it is possible that governments of one or more foreign countries may seek to limit access to or certain features of our platforms in their countries, or impose other restrictions that may affect the availability of our platforms, or certain features of our platforms, in their countries for an extended period of time or indefinitely. For example, Russia and China are among a number of countries that have recently blocked certain online services, including Amazon Web Services (which is one of our cloud hosting providers), making it very difficult for such services to access those markets. In addition, governments in certain countries may seek to restrict or prohibit access to our platforms if they consider us to be in violation of their laws (including privacy laws) and may require us to disclose or provide access to information in our possession. If we fail to anticipate developments in the law or fail for any reason to comply with relevant law, our platforms could be further blocked or restricted and we could be exposed to significant liability that could harm our business. In the event that access to our platforms is restricted, in whole or in part, in one or more countries or our competitors are able to successfully penetrate geographic markets that we cannot access, our ability to add new customers or renew or grow the subscriptions of existing customers may be adversely affected, we may not be able to maintain or grow our revenue as anticipated and our business, results of operations, and financial condition could be adversely affected.
We are subject to sanctions, anti-corruption, anti-bribery, and similar laws, and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.
We are subject to requirements under the U.S. Treasury Department’s Office of Foreign Assets Control, anti-corruption, anti-bribery, and similar laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act 2010, and other anti-corruption, anti-bribery, and anti-money laundering laws in countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly and prohibit companies and their employees and agents from promising, authorizing, making, offering, or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business, or otherwise obtaining favorable treatment. As we increase our international sales and business, our risks under these laws may increase. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, adverse media coverage, and other consequences. Any investigations, actions or sanctions could harm our business, results of operations, and financial condition.

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In addition, in the future we may use third parties to sell access to our platform and conduct business on our behalf abroad. We or such future third-party intermediaries, may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities, and we can be held liable for the corrupt or other illegal activities of such future third-party intermediaries, and our employees, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities. We cannot provide assurance that our internal controls and compliance systems will always protect us from liability for acts committed by employees, agents, or business partners of ours (or of businesses we acquire or partner with) that would violate U.S. and/or non-U.S. laws, including the laws governing payments to government officials, bribery, fraud, kickbacks, false claims, pricing, sales and marketing practices, conflicts of interest, competition, employment practices and workplace behavior, export and import compliance, economic and trade sanctions, money laundering, data privacy, and other related laws. Any such improper actions or allegations of such acts could subject us to significant sanctions, including civil or criminal fines and penalties, disgorgement of profits, injunctions, and debarment from government contracts, as well as related stockholder lawsuits and other remedial measures, all of which could adversely affect our reputation, business, financial condition, and results of operations. Software intended to prevent access to our products and service from certain geographies may not be effective in all cases.
Any violation of economic and trade sanction laws, export and import laws, the FCPA, or other applicable anti-corruption laws or anti-money laundering laws could also result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions, and, in the case of the FCPA, suspension or debarment from U.S. government contracts, any of which could have a materially adverse effect on our reputation, business, results of operations, and prospects.
Changes in existing financial accounting standards or practices may harm our results of operations.
Changes in existing accounting rules or practices, new accounting pronouncements, or varying interpretations of current accounting pronouncements could negatively impact our results of operations. Further, such changes could potentially affect our reporting of transactions completed before such changes are effective. GAAP is subject to interpretation by the Financial Accounting Standards Board (the “FASB”), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results and could affect the reporting of transactions completed before the announcement of a change.
In particular, in May 2014, the FASB and International Accounting Standard Board jointly issued a new revenue recognition standard, Accounting Standard Update (“ASU”) 2014-09, Revenue from Contracts with Customers, later codified as Accounting Standards Codification (“ASC”) Topic 606 (collectively with subsequent amendments, “Topic 606”), that is designed to improve financial reporting by creating a common recognition guidance for GAAP. The core principle of this guidance is that an entity should recognize revenue to depict the transfer of promised services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services.
We adopted Topic 606, effective January 1, 2018, using the full retrospective method of adoption as if the adoption occurred on January 1, 2017, while Pre-Acquisition ZI adopted Topic 606 effective January 1, 2019, using the modified retrospective method of adoption. Results for Pre-Acquisition ZI beginning after January 1, 2019 are presented under Topic 606, while prior period amounts are not adjusted and continue to be presented in accordance with their historic accounting under ASC Topic 605 Revenue Recognition. We believe that the revenue presented for Pre-Acquisition ZI in 2018 would not have materially changed, had Pre-Acquisition ZI used the full retrospective method of adoption for Topic 606 and restated their 2018 revenue figures. See Note 2 - Basis of Presentation and Summary of Significant Accounting Policies within our consolidated financial statements included appearing elsewhere in this prospectus for additional information.
In February 2016, the FASB issued ASU No. 2016-02 Leases (Topic 842) (“Topic 842”), which increases the transparency and comparability among organizations’ accounting for leases. The guidance requires a company to recognize lease assets and liabilities on the balance sheet, as well as disclose key information about lease arrangements. In July 2018, the FASB issued guidance to permit an alternative transition method for Topic 842, which allows transition to the new lease standard by recognizing a cumulative-effect adjustment to the opening

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balance of retained earnings in the period of adoption. We adopted Topic 842 as of January 1, 2019 under this new alternative transition method. We elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allows us to carry forward the historical lease classification. In addition, as a practical expedient relating to our property leases, we will not separate lease components from nonlease components. We did not elect the hindsight practical expedient permitted under the transition guidance within the new lease standard. While adoption of Topic 842 did not have a material impact to our consolidated statements of operations or comprehensive loss, we did record a material increase to our assets and liabilities on the balance sheet upon adoption of this standard. Upon adoption, we recognized a right-of-use asset of $9.3 million and a lease liability of $12.8 million, largely pertaining to the Company’s headquarter office lease, with a cumulative-effect adjustment, net of tax, to retained earnings in the amount of $1.8 million representing hidden impairment. In addition, we recorded an additional $28.6 million right-of-use asset and lease liability on February 1, 2019 in connection with the acquisition of Pre-Acquisition ZI.
Any difficulties in implementing these pronouncements could cause us to fail to meet our financial reporting obligations, which could result in regulatory discipline and harm investors’ confidence in us.
Failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of SOX could impair our ability to produce timely and accurate financial statements or comply with applicable regulations and have a material adverse effect on our business.
As a public company, we have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements, and harm our operating results. In addition, we are required, pursuant to Section 404 of SOX, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report on Form 10-K following the completion of the IPO. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation. Testing and maintaining internal controls may divert management’s attention from other matters that are important to our business. Beginning with our second annual report on Form 10-K following the completion of the IPO, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting on an annual basis. However, while we remain an emerging growth company, we are not required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. If we are not able to complete our initial assessment of our internal controls and otherwise implement the requirements of Section 404 of SOX in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the adequacy of our internal controls over financial reporting.
In addition to our results determined in accordance with GAAP, we believe certain non-GAAP measures may be useful in evaluating our operating performance. We present certain non-GAAP financial measures in this prospectus and intend to continue to present certain non-GAAP financial measures in future filings with the SEC and other public statements. Any failure to accurately report and present our non-GAAP financial measures could cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock.
Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, which may result in a breach of the covenants under existing or future financing arrangements. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we or our independent registered public accounting firm continue to report a material

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weakness in our internal controls over financial reporting. This could materially adversely affect us and lead to a decline in the market price of our Class A common stock.
In connection with the audit of our consolidated financial statements for the year ended December 31, 2018, our management and auditors determined that a material weakness existed in the internal control over financial reporting due to insufficient controls over the review and approval of manual journal entries, including appropriate segregation of duties, and limited accounting department personnel capable of appropriately accounting for complex transactions undertaken by the company. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. While we remediated several of the issues described above and continue to take remediation steps, including hiring additional personnel around and subsequent to December 31, 2018, including a new chief financial officer with experience with scale subscription businesses and a vice president of accounting and controller with public company experience, we continued to have a limited number of personnel with the level of GAAP accounting knowledge, specifically related to complex accounting transactions, commensurate with our financial reporting requirements. As such, we continued to have a material weakness in our control over financial reporting as of June 30, 2020.
In addition, because the material weakness discussed above had not been fully remediated as of June 30, 2020, our management was unable to conclude that our disclosure controls and procedures were effective as of June 30, 2020.
Although we believe the additional accounting resources will remediate the weakness with respect to insufficient personnel, there can be no assurance that the material weakness will be remediated on a timely basis or at all, or that additional material weaknesses will not be identified in the future. If we are unable to remediate the material weakness, our ability to record, process, and report financial information accurately, and to prepare financial statements within the time periods specified by the rules and forms of the SEC, could be adversely affected which, in turn, to may adversely affect our reputation and business and the market price of our Class A common stock.
Because we recognize subscription revenue over the subscription term, downturns or upturns in new sales and renewals are not immediately reflected in full in our results of operations.
We recognize revenue from subscriptions to our platform on a straight-line basis over the term of the contract subscription period beginning on the date access to our platform is granted, provided all other revenue recognition criteria have been met. Our subscription arrangements generally have contractual terms requiring advance payment for annual or quarterly periods. As a result, much of the revenue we report each quarter is the recognition of deferred revenue from recurring subscriptions entered into during previous quarters. Consequently, a decline in new or renewed recurring subscription contracts in any one quarter will not be fully reflected in revenue in that quarter but will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in new or renewed sales of our recurring subscriptions are not reflected in full in our results of operations until future periods. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers is typically recognized over the applicable subscription term. By contrast, a majority of our costs are expensed as incurred, which could result in our recognition of more costs than revenue in the earlier portion of the subscription term, and we may not attain profitability in any given period.
We have a history of net losses, we anticipate increasing operating expenses in the future, and we may not be able to achieve and, if achieved, maintain profitability.
We have incurred significant net losses in each year since our inception, including net losses of $28.6 million in 2018. $78.0 million in 2019 and $62.1 million for the six months ended June 30, 2020, and we had an accumulated deficit of $213.8 million as of December 31, 2019. We may not achieve or maintain profitability in the future. Because the market for our platform is rapidly evolving and has not yet reached widespread adoption, it is difficult for us to predict our future results of operations or the limits of our market opportunity. We expect our operating expenses to significantly increase over the next several years as we hire additional personnel, particularly in sales and marketing and research and development, expand our partnerships, operations and infrastructure, both

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domestically and internationally, continue to enhance our platform and develop and expand its features, integrations, and capabilities, and expand and improve our platform. We also intend to continue to build and enhance our platform through both internal research and development and selectively pursuing acquisitions that can contribute to the capabilities of our platform. In addition, as we grow, we will incur additional significant legal, accounting, and other expenses that we did not incur as a private company. If our revenue does not increase to offset the expected increases in our operating expenses, we may not be profitable in future periods. In future periods, our revenue growth could slow or our revenue could decline for a number of reasons, including any failure to increase the number of organizations on our platform, any failure to increase our number of paying customers, a decrease in the growth of our overall market, our failure, for any reason, to continue to capitalize on growth opportunities, slowing demand for our platform, additional regulatory burdens, or increasing competition. As a result, our past financial performance may not be indicative of our future performance. Any failure by us to achieve or sustain profitability on a consistent basis could cause the value of our Class A common stock to decline.
We have a significant amount of goodwill and intangible assets on our balance sheet, and our results of operations may be adversely affected if we fail to realize the full value of our goodwill and intangible assets.
Our balance sheet reflects goodwill of $445.7 million, $966.8 million, and $966.8 million as of December 31, 2018, December 31, 2019, and June 30, 2020, respectively, and intangible assets of $88.7 million, $370.6 million, and $350.2 million as of December 31, 2018, December 31, 2019, and June 30, 2020, respectively. In accordance with GAAP, goodwill and intangible assets with an indefinite life are not amortized but are subject to a periodic impairment evaluation. Goodwill and acquired intangible assets with an indefinite life are tested for impairment at least annually or when events and circumstances indicate that fair value of a reporting unit may be below their carrying value. Acquired intangible assets with definite lives are amortized on a straight-line basis over the estimated period over which we expect to realize economic value related to the intangible asset. In addition, we review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable. If indicators of impairment are present, we evaluate the carrying value in relation to estimates of future undiscounted cash flows. Our ability to realize the value of the goodwill and intangible assets will depend on the future cash flows of the businesses we have acquired, which in turn depend in part on how well we have integrated these businesses into our own business. Judgments made by management relate to the expected useful lives of long-lived assets and our ability to realize undiscounted cash flows of the carrying amounts of such assets. The accuracy of these judgments may be adversely affected by several factors, including significant:
•underperformance relative to historical or projected future operating results;
•changes in the manner of our use of acquired assets or the strategy for our overall business;
•negative industry or economic trends; or
•decline in our market capitalization relative to net book value for a sustained period.
These types of events or indicators and the resulting impairment analysis could result in impairment charges in the future. If we are not able to realize the value of the goodwill and intangible assets, we may be required to incur material charges relating to the impairment of those assets. Such impairment charges could materially and adversely affect our business, results of operations, and financial condition.
Unanticipated changes in our effective tax rate and additional tax liabilities may impact our financial results.
We are subject to income taxes in the United States and various jurisdictions outside of the United States. Our income tax obligations are generally determined based on our business operations in these jurisdictions. Significant judgment is often required in the determination of our worldwide provision for income taxes. Our effective tax rate could be impacted by changes in the earnings and losses in countries with differing statutory tax rates, changes in non-deductible expenses, changes in excess tax benefits of stock-based compensation, changes in the valuation of deferred tax assets and liabilities and our ability to utilize them, the applicability of withholding taxes, effects from acquisitions, changes in accounting principles and tax laws in jurisdictions where we operate. Any changes, ambiguity, or uncertainty in taxing jurisdictions' administrative interpretations, decisions, policies, and positions could also materially impact our income tax liabilities.

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As our business continues to grow and if we become more profitable, we anticipate that our income tax obligations could significantly increase. If our existing tax credits and net operating loss carry-forwards become fully utilized, we may be unable to offset or otherwise mitigate our tax obligations to the same extent as in prior years. This could have a material impact to our future cash flows or operating results.
In addition, recent global tax developments applicable to multinational businesses, including certain approaches of addressing taxation of digital economy recently proposed or enacted by the Organisation for Economic Co-operation and Development, the European Commission or certain major jurisdictions where we operate or might in the future operate, might have a material impact to our business and future cash flow from operating activities, or future financial results. We are also subject to tax examinations in multiple jurisdictions. While we regularly evaluate new information that may change our judgment resulting in recognition, derecognition, or changes in measurement of a tax position taken, there can be no assurance that the final determination of any examinations will not have an adverse effect on our operating results and financial position. In addition, our operations may change, which may impact our tax liabilities. As our brand becomes increasingly recognizable both domestically and internationally, our tax planning structure and corresponding profile may be subject to increased scrutiny and if we are perceived negatively, we may experience brand or reputational harm.
We may also be subject to additional tax liabilities and penalties due to changes in non-income based taxes resulting from changes in federal, state, or international tax laws, changes in taxing jurisdictions’ administrative interpretations, decisions, policies and positions, results of tax examinations, settlements or judicial decisions, changes in accounting principles, changes to the business operations, including acquisitions, as well as the evaluation of new information that results in a change to a tax position taken in a prior period. Any resulting increase in our tax obligation or cash taxes paid could adversely affect our cash flows and financial results.
Changes in tax laws or regulations in the various tax jurisdictions we are subject to that are applied adversely to us or our paying customers could increase the costs of our products and services and harm our business.
New income, sales, use, or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time. Those enactments could harm our domestic and international business operations and our business, results of operations, and financial condition. Further, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to us. These events could require us or our paying customers to pay additional tax amounts on a prospective or retroactive basis, as well as require us or our paying customers to pay fines and/or penalties and interest for past amounts deemed to be due. If we raise our prices to offset the costs of these changes, existing and potential future paying customers may elect not to purchase our products and services in the future. Additionally, new, changed, modified, or newly interpreted or applied tax laws could increase our paying customers’ and our compliance, operating, and other costs, as well as the costs of our products and services. Further, these events could decrease the capital we have available to operate our business. Any or all of these events could harm our business, results of operations and financial condition.
On December 22, 2017, the legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”), was enacted, which contains significant changes to U.S. tax law, including, but not limited to, a reduction in the corporate tax rate and a transition to a modified territorial system of taxation. The primary impact of the new legislation on us is that our ability to take deductions for interest payments is subject to limitations. The impact of the Tax Act will likely be subject to ongoing technical guidance and accounting interpretation, which we will continue to monitor and assess. As we expand the scale of our international business activities, any changes in the U.S. or foreign taxation of such activities may increase our worldwide effective tax rate and harm our business, results of operations, and financial condition.
Additionally, the application of U.S. federal, state, local, and international tax laws to services provided electronically is unclear and continually evolving. Existing tax laws, statutes, rules, regulations, or ordinances could be interpreted or applied adversely to us, possibly with retroactive effect, which could require us or our paying customers to pay additional tax amounts, as well as require us or our paying customers to pay fines or penalties, as well as interest for past amounts. If we are unsuccessful in collecting such taxes due from our paying customers, we could be held liable for such costs, thereby adversely affecting our results of operations and harming our business.

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As a multinational organization, we may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could harm our liquidity and results of operations. In addition, the authorities in these jurisdictions could review our tax returns and impose additional tax, interest, and penalties, and the authorities could claim that various withholding requirements apply to us or assert that benefits of tax treaties are not available to us, any of which could harm us and our results of operations.
Our results of operations may be harmed if we are required to collect sales or other related taxes for subscriptions to our products and services in jurisdictions where we have not historically done so.
States and some local taxing jurisdictions have differing rules and regulations governing sales and use taxes, and these rules and regulations are subject to varying interpretations that may change over time. The application of federal, state, local, and international tax laws to services provided electronically is evolving. In particular, the applicability of sales taxes to our products and services in various jurisdictions is unclear. We collect and remit U.S. sales and value-added tax (“VAT”), in a number of jurisdictions. It is possible, however, that we could face sales tax or VAT audits and that our liability for these taxes could exceed our estimates as state tax authorities could still assert that we are obligated to collect additional tax amounts from our paying customers and remit those taxes to those authorities. We could also be subject to audits in states and international jurisdictions for which we have not accrued tax liabilities. A successful assertion that we should be collecting additional sales or other taxes on our services in jurisdictions where we have not historically done so and do not accrue for sales taxes could result in substantial tax liabilities for past sales, discourage organizations from subscribing to our products and services, or otherwise harm our business, results of operations, and financial condition.
Further, one or more state or foreign authorities could seek to impose additional sales, use, or other tax collection and record-keeping obligations on us or may determine that such taxes should have, but have not been, paid by us. Liability for past taxes may also include substantial interest and penalty charges. Any successful action by state, foreign, or other authorities to compel us to collect and remit sales tax, use tax, or other taxes, either retroactively, prospectively, or both, could harm our business, results of operations, and financial condition.
Risks Related to Our Indebtedness
We have a substantial amount of debt, which could adversely affect our financial position and our ability to raise additional capital and prevent us from fulfilling our obligations under our obligations.
As of June 30, 2020, on a pro forma basis after giving effect to the Reorganization Transactions and the IPO Transactions, we would have had total outstanding indebtedness of approximately $756.4 million consisting of outstanding borrowings under our first lien credit facilities. Additionally, we would have had $100 million of availability under our first lien revolving credit facility as of June 30, 2020 on the same pro forma basis. Our substantial indebtedness may:
•make it difficult for us to satisfy our financial obligations, including with respect to our indebtedness;
•limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, or other general business purposes;
•require us to use a substantial portion of our cash flow from operations to make debt service payments instead of other purposes, thereby reducing the amount of cash flow available for future working capital, capital expenditures, acquisitions, or other general business purposes;
•expose us to the risk of increased interest rates as certain of our borrowings, including under our secured credit facilities, are at variable rates of interest;
•limit our ability to pay dividends;
•limit our flexibility to plan for, or react to, changes in our business and industry;

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•place us at a competitive disadvantage compared with our less-leveraged competitors;
•increase our vulnerability to the impact of adverse economic, competitive, and industry conditions; and
•increase our cost of borrowing.
In addition, the credit agreement governing our secured credit facilities contains, and the agreements governing our future indebtedness may contain, restrictive covenants that may limit our ability to engage in activities that may be in our long-term best interest. These restrictive covenants include, among others, limitations on our ability to pay dividends or make other distributions in respect of, or repurchase or redeem, capital stock, prepay, redeem, or repurchase certain debt, make acquisitions, investments, loans, and advances, or sell or otherwise dispose of assets. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of substantially all of our debt.
Furthermore, we may be able to incur substantial additional indebtedness in the future. The terms of the credit agreements governing our indebtedness limit, but do not prohibit, us from incurring additional indebtedness, and the additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions will also not prevent us from incurring obligations that do not constitute “Indebtedness” as defined in the agreements governing our indebtedness. If new indebtedness is added to our current debt levels, the related risks that we now face could intensify.
We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.
Our ability to make scheduled payments due on our debt obligations or to refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic, industry, and competitive conditions and to certain financial, business, legislative, regulatory, and other factors beyond our control, including those discussed elsewhere in this “Risk Factors” section. Our total principal repayments of debt made in 2019 and 2018 were $649.8 million and $3.7 million, respectively. Our total interest expense, net for 2019 and 2018 was $102.4 million and $58.2 million, respectively. Our total principal repayments of debt made during the six months ended June 30, 2020 were $510.9 million. Our total interest expense, net, for the six months ended June 30, 2020 was $49.6 million. We may be unable to maintain a level of cash flow sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.
If our cash flow and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to implement any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The credit agreement governing our secured credit facilities restricts, and the agreements governing our future indebtedness may restrict, our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due. In addition, under the covenants of the credit agreement governing our secured credit facilities, ZoomInfo OpCo is restricted from making certain payments, including dividend payments to ZoomInfo Technologies Inc., subject to certain exceptions.
If we cannot make payments on our debt obligations, we will be in default and all outstanding principal and interest on our debt may be declared due and payable, the lenders under our secured credit facilities could terminate their commitments to loan money, our secured lenders (including the lenders under our secured credit facilities) could foreclose against the assets securing their borrowings, and we could be forced into bankruptcy or liquidation. In addition, any event of default or declaration of acceleration under one debt instrument could result in an event of default under one or more of our other debt instruments.

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Interest rate fluctuations may affect our results of operations and financial condition.
Because a substantial portion of our debt is variable-rate debt, fluctuations in interest rates could have a material effect on our business. We currently utilize, and may in the future utilize, derivative financial instruments such as interest rate swaps to hedge some of our exposure to interest rate fluctuations, but such instruments may not be effective in reducing our exposure to interest fluctuations, and we may discontinue utilizing them at any time. As a result, we may incur higher interest costs if interest rates increase. These higher interest costs could have a material adverse impact on our financial condition and the levels of cash we maintain for working capital.
In addition, our variable rate indebtedness uses the London Interbank Offered Rate (“LIBOR”) as a benchmark for establishing the rate of interest and may be hedged with LIBOR-based interest rate derivatives. LIBOR is the subject of recent national, international, and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be replaced with a new benchmark or to perform differently than in the past. The consequences of these developments cannot be entirely predicted but could include an increase in the cost of our variable rate indebtedness.
Change in our credit ratings could adversely impact our operations and lower our profitability.
Credit rating agencies continually revise their ratings for the companies that they follow, including us. Credit rating agencies also evaluate our industry as a whole and may change their credit ratings for us based on their overall view of our industry. Failure to maintain our credit ratings on long-term and short-term indebtedness could increase our cost of borrowing, reduce our ability to obtain intra-day borrowing, which we may need to operate our business, and adversely impact our results of operations.
Risks Related to Our Organizational Structure
ZoomInfo Technologies Inc. is a holding company, its only material asset is its interest in ZoomInfo HoldCo, which is a holding company whose only material asset is its interest in ZoomInfo OpCo, and ZoomInfo Technologies Inc. is accordingly dependent upon distributions from ZoomInfo OpCo through ZoomInfo HoldCo to pay taxes, make payments under the tax receivable agreements, and pay dividends.
ZoomInfo Technologies Inc. is a holding company, and has no material assets other than its ownership of HoldCo Units. ZoomInfo HoldCo is a holding company and has no material assets other than its ownership of OpCo Units. ZoomInfo Technologies Inc. has no independent means of generating revenue. The limited liability company agreement of ZoomInfo OpCo provides that certain distributions to cover the taxes of the ZoomInfo Tax Group and the other holders of OpCo Units and Class P Units will be made based upon assumed tax rates and other assumptions provided in the limited liability company agreement (such distributions, “tax distributions”). The manager of ZoomInfo HoldCo has broad discretion to make distributions out of ZoomInfo HoldCo. In the event ZoomInfo Technologies Inc. declares any cash dividend, we expect that the manager of ZoomInfo HoldCo would cause ZoomInfo HoldCo to cause ZoomInfo OpCo to make distributions to ZoomInfo HoldCo, which in turn will make distributions to ZoomInfo Technologies Inc., in an amount sufficient to cover such cash dividends declared by us. Deterioration in the financial condition, earnings or cash flow of ZoomInfo OpCo and its subsidiaries for any reason could limit or impair their ability to pay such distributions. Additionally, to the extent that ZoomInfo Technologies Inc. needs funds, and ZoomInfo OpCo or ZoomInfo HoldCo is restricted from making such distributions under applicable law or regulation or under the terms of our financing arrangements, or is otherwise unable to provide such funds, it could materially adversely affect our liquidity and financial condition.
We anticipate that ZoomInfo OpCo will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to holders of OpCo Units. Accordingly, the ZoomInfo Tax Group will be required to pay income taxes on our allocable share of any net taxable income of ZoomInfo OpCo. Recently enacted legislation that is effective for taxable years beginning after December 31, 2017 may impute liability for adjustments to a partnership’s tax return on the partnership itself in certain circumstances, absent an election to the contrary. ZoomInfo OpCo may be subject to material liabilities pursuant to this legislation and related guidance if, for example, its calculations of taxable income are incorrect. In addition, the ZoomInfo Tax Group’s allocable share of ZoomInfo OpCo’s net taxable income will increase over time as our Pre-IPO OpCo Unitholders continue to

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exchange their OpCo Units (together with a corresponding number of shares of Class B common stock) for shares of our Class A common stock. Such increase in our taxable income may increase our tax expenses and may have an adverse effect on our business, results of operations, and financial condition.
Distributions from ZoomInfo OpCo may in certain periods exceed our liabilities, including tax liabilities, and obligations to make payments under the tax receivable agreements. Our board of directors, in its sole discretion, will make any determination from time to time with respect to the use of any such excess cash so accumulated, which may include, among other uses, to acquire additional newly issued OpCo Units from ZoomInfo OpCo at a per unit price determined by reference to the market value of the Class A common stock, to pay dividends, which may include special dividends, on our Class A common stock and Class C common stock, to fund repurchases of our Class A common stock and Class C common stock, or any combination of the foregoing. We will have no obligation to distribute such cash (or other available cash other than any declared dividend) to our stockholders. See “Certain Relationships and Related Person Transactions—ZoomInfo OpCo Amended and Restated Limited Liability Company Agreement.”
We have no current plans to pay cash dividends on our Class A common stock or Class C common stock. Holders of Class B common stock do not have any right to receive dividends, or to receive a distribution upon a liquidation, dissolution, or winding up of ZoomInfo Technologies Inc., with respect to their Class B common stock. Payments of dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our business, operating results, and financial condition, current and anticipated cash needs, plans for expansion, and any legal or contractual limitations on our ability to pay dividends. Our existing secured credit facilities include and any financing arrangement that we enter into in the future may include restrictive covenants that limit our ability to pay dividends. In addition, ZoomInfo OpCo is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of ZoomInfo OpCo (with certain exceptions) exceed the fair value of its assets. Subsidiaries of ZoomInfo OpCo are generally subject to similar legal limitations on their ability to make distributions to ZoomInfo OpCo.
ZoomInfo Technologies Inc. is required to pay our pre-IPO owners for most of the benefits relating to any additional tax depreciation or amortization deductions that we may claim as a result of the ZoomInfo Tax Group’s allocable share of existing tax basis acquired in the IPO, the ZoomInfo Tax Group’s increase in its allocable share of existing tax basis, and anticipated tax basis adjustments the ZoomInfo Tax Group receives in connection with sales or exchanges of OpCo Units after the IPO, and certain other tax attributes.
In connection with the IPO, we entered into two tax receivable agreements. We entered into (i) the Exchange Tax Receivable Agreement with certain of our Pre-IPO OpCo Unitholders and (ii) the Reorganization Tax Receivable Agreement with the Pre-IPO Blocker Holders. These tax receivable agreements provide for the payment by members of the ZoomInfo Tax Group to certain pre-IPO owners and certain Pre-IPO HoldCo Unitholders of 85% of the benefits, if any, that the ZoomInfo Tax Group is deemed to realize (calculated using certain assumptions) as a result of certain tax attributes and benefits covered by the tax receivable agreements. The Exchange Tax Receivable Agreement provides for the payment by members of the ZoomInfo Tax Group to certain Pre-IPO OpCo Unitholders and certain Pre-IPO HoldCo Unitholders of 85% of the benefits, if any, that the ZoomInfo Tax Group is deemed to realize (calculated using certain assumptions) as a result of (i) the ZoomInfo Tax Group’s allocable share of existing tax basis acquired in the IPO and (ii) increases in the ZoomInfo Tax Group’s allocable share of existing tax basis and tax basis adjustments that will increase the tax basis of the tangible and intangible assets of the ZoomInfo Tax Group as a result of sales or exchanges of OpCo Units for shares of Class A common stock after the IPO, and certain other tax benefits, including tax benefits attributable to payments under the Exchange Tax Receivable Agreement. The Reorganization Tax Receivable Agreement provides for the payment by ZoomInfo Technologies Inc. to Pre-IPO Blocker Holders and certain Pre-IPO HoldCo Unitholders of 85% of the benefits, if any, that the ZoomInfo Tax Group is deemed to realize (calculated using certain assumptions) as a result of the ZoomInfo Tax Group’s utilization of certain tax attributes of the Blocker Companies (including the ZoomInfo Tax Group’s allocable share of existing tax basis acquired in the Reorganization Transactions), and certain other tax benefits, including tax benefits attributable to payments under the Reorganization Tax Receivable Agreement.

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In each case, these increases in existing tax basis and tax basis adjustments generated over time may increase (for tax purposes) depreciation and amortization deductions and, therefore, may reduce the amount of tax that ZoomInfo Technologies Inc. would otherwise be required to pay in the future, although the U.S. Internal Revenue Service (the “IRS”) may challenge all or part of the validity of that tax basis, and a court could sustain such a challenge. Actual tax benefits realized by the ZoomInfo Tax Group may differ from tax benefits calculated under the tax receivable agreements as a result of the use of certain assumptions in the tax receivable agreements, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits. The payment obligations under the tax receivable agreements are an obligation of members of the ZoomInfo Tax Group, but not of ZoomInfo OpCo. While the amount of existing tax basis, the anticipated tax basis adjustments, and the actual amount and utilization of tax attributes, as well as the amount and timing of any payments under the tax receivable agreements, will vary depending upon a number of factors, including the timing of exchanges, the price of shares of our Class A common stock at the time of exchanges, the extent to which such exchanges are taxable, and the amount and timing of our income, we expect that as a result of the size of the transfers and increases in the tax basis of the tangible and intangible assets of ZoomInfo OpCo and our possible utilization of tax attributes, including existing tax basis acquired at the time of the IPO, the payments that the members of the ZoomInfo Tax Group may make under the tax receivable agreements will be substantial. We estimate the amount of existing tax basis with respect to which our pre-IPO owners are entitled to receive payments under the tax receivable agreements (assuming all Pre-IPO OpCo Unitholders exchange their outstanding OpCo Units (together with a corresponding number of shares of Class B common stock) on the date of this prospectus) is approximately $387.6 million (assuming a public offering price of $51.03 per share of Class A common stock, which is the last reported sale price of our Class A common stock on the Nasdaq on June 30, 2020). The payments under the tax receivable agreements are not conditioned upon continued ownership of us by the exchanging holders of OpCo Units or the prior owners of the Blocker Companies. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreements.”
In certain cases, payments under the tax receivable agreements may be accelerated and/or significantly exceed the actual benefits the ZoomInfo Tax Group realizes in respect of the tax attributes subject to the tax receivable agreements.
Members of the ZoomInfo Tax Group’s payment obligations under the tax receivable agreements may be accelerated in the event of certain changes of control and will be accelerated in the event it elects to terminate the tax receivable agreements early. The accelerated payments will relate to all relevant tax attributes that would subsequently be available to the ZoomInfo Tax Group. The accelerated payments required in such circumstances will be calculated by reference to the present value (at a discount rate equal to a per annum rate of the lesser of (i) 6.5% and (ii) LIBOR, or its successor rate, plus 100 basis points) of all future payments that holders of OpCo Units or other recipients would have been entitled to receive under the tax receivable agreements, and such accelerated payments and any other future payments under the tax receivable agreements will utilize certain valuation assumptions, including that the ZoomInfo Tax Group will have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreements and sufficient taxable income to fully utilize any remaining net operating losses subject to the tax receivable agreements on a straight line basis over the shorter of the statutory expiration period for such net operating losses and the five-year period after the early termination or change of control. In addition, recipients of payments under the tax receivable agreements will not reimburse us for any payments previously made under the tax receivable agreements if such tax basis and the ZoomInfo Tax Group’s utilization of certain tax attributes is successfully challenged by the IRS (although any such detriment would be taken into account in future payments under the tax receivable agreements). The ZoomInfo Tax Group’s ability to achieve benefits from any existing tax basis, tax basis adjustments or other tax attributes, and the payments to be made under the tax receivable agreements, will depend upon a number of factors, including the timing and amount of our future income. As a result, even in the absence of a change of control or an election to terminate the tax receivable agreements, payments under the tax receivable agreements could be in excess of 85% of the ZoomInfo Tax Group’s actual cash tax benefits.
Accordingly, it is possible that the actual cash tax benefits realized by the ZoomInfo Tax Group may be significantly less than the corresponding tax receivable agreement payments or that payments under the tax receivable agreements may be made years in advance of the actual realization, if any, of the anticipated future tax

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benefits. There may be a material negative effect on our liquidity if the payments under the tax receivable agreements exceed the actual cash tax benefits that the ZoomInfo Tax Group realizes in respect of the tax attributes subject to the tax receivable agreements and/or payments to ZoomInfo Technologies Inc. by ZoomInfo HoldCo are not sufficient to permit ZoomInfo Technologies Inc. to make payments under the tax receivable agreements after it has paid taxes and other expenses. Based upon certain assumptions described in greater detail below under “Certain Relationships and Related Person Transactions—Tax Receivable Agreements,” we estimate that if ZoomInfo Technologies Inc. were to exercise its termination right on June 30, 2020, the aggregate amount of these termination payments would be approximately $2,583.8 million. The foregoing number is merely an estimate and the actual payments could differ materially. We may need to incur additional indebtedness to finance payments under the tax receivable agreements to the extent our cash resources are insufficient to meet our obligations under the tax receivable agreements as a result of timing discrepancies or otherwise, and these obligations could have the effect of delaying, deferring, or preventing certain mergers, asset sales, other forms of business combinations, or other changes of control.
The acceleration of payments under the tax receivable agreements in the case of certain changes of control may impair our ability to consummate change of control transactions or negatively impact the value received by owners of our Class A common stock.
In the case of certain changes of control, payments under the tax receivable agreements may be accelerated and may significantly exceed the actual benefits the ZoomInfo Tax Group realizes in respect of the tax attributes subject to the tax receivable agreements. We expect that the payments that we may make under the tax receivable agreements in the event of a change of control will be substantial. As a result, our accelerated payment obligations and/or the assumptions adopted under the tax receivable agreements in the case of a change of control may impair our ability to consummate change of control transactions or negatively impact the value received by owners of our Class A common stock in a change of control transaction.
If we were deemed to be an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), as a result of our ownership of ZoomInfo HoldCo, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.
Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding, or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the 1940 Act.
As a result of the Reorganization Transactions, we obtained control over ZoomInfo HoldCo. As the sole managing member of ZoomInfo OpCo, ZoomInfo HoldCo controls and operates ZoomInfo OpCo. On that basis, we believe that neither our interest in ZoomInfo HoldCo nor ZoomInfo HoldCo’s interest in ZoomInfo OpCo is an “investment security” as that term is used in the 1940 Act. However, if we were to cease participation in the management of ZoomInfo HoldCo, if ZoomInfo HoldCo were to cease participation in the management of ZoomInfo OpCo, or if ZoomInfo OpCo itself becomes an investment company, our interest in ZoomInfo HoldCo or ZoomInfo HoldCo’s interest in ZoomInfo OpCo, as applicable, could be deemed an “investment security” for purposes of the 1940 Act.
We, ZoomInfo HoldCo, and ZoomInfo OpCo intend to conduct our operations so that we will not be deemed an investment company. If it were established that we were an unregistered investment company, there would be a risk that we would be subject to monetary penalties and injunctive relief in an action brought by the SEC, that we would be unable to enforce contracts with third parties, and that third parties could seek to obtain rescission of transactions undertaken during the period it was established that we were an unregistered investment company. If we were required to register as an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

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Risks Related to Ownership of Our Class A Common Stock
The parties to our stockholders agreement control us, and their interests may conflict with ours or yours in the future.
As of September 30, 2020, the parties to our stockholders agreement beneficially owned approximately 89.0% of the combined voting power of our Class A, Class B, and Class C common stock, with each share of Class A common stock entitling the holder to one vote, each share of Class B common stock entitling the holder to ten votes (for so long as the aggregate number of outstanding shares of our Class B common stock and Class C common stock represents at least 5% of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share) and each share of Class C common stock entitling the holder to ten votes (for so long as the aggregate number of outstanding shares of our Class B common stock and Class C common stock represents at least 5% of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share upon the automatic conversion of our Class C common stock into shares of Class A common stock) on all matters on which stockholders of ZoomInfo Technologies Inc. are entitled to vote generally. Moreover, we agreed to nominate to our board of directors individuals designated by TA Associates, Carlyle, and our Founders in accordance with our stockholders agreement. TA Associates, Carlyle, and our Founders each retained the right to designate directors for so long as they beneficially own at least 5% of the voting power of all shares of our outstanding capital stock entitled to vote generally in the election of our directors. See “Certain Relationships and Related Person Transactions—Stockholders Agreement.” Even when the parties to our stockholders agreement cease to own shares of our stock representing a majority of the total voting power, for so long as the parties to our stockholders agreement continue to own a significant percentage of our stock, they will still be able to significantly influence or effectively control the composition of our board of directors and the approval of actions requiring stockholder approval through their voting power. Accordingly, for such period of time, the parties to our stockholders agreement will have significant influence with respect to our management, business plans, and policies, including the appointment and removal of our officers. In particular, for so long as the parties to our stockholders agreement continue to own a significant percentage of our stock, the parties to our stockholders agreement will be able to cause or prevent a change of control of our Company or a change in the composition of our board of directors, and could preclude any unsolicited acquisition of our Company. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of Class A common stock as part of a sale of our Company and ultimately might affect the market price of our Class A common stock.
In addition, as of September 30, 2020, the Pre-IPO OpCo Unitholders owned 57.6% of the OpCo Units. Because they hold their ownership interest in our business directly in ZoomInfo OpCo, rather than through ZoomInfo Technologies Inc., the Pre-IPO OpCo Unitholders may have conflicting interests with holders of shares of our Class A common stock. For example, if ZoomInfo OpCo makes distributions through ZoomInfo HoldCo to ZoomInfo Technologies Inc., the non-managing members of ZoomInfo OpCo will also be entitled to receive such distributions pro rata in accordance with the percentages of their respective limited liability company interests in ZoomInfo OpCo and their preferences as to the timing and amount of any such distributions may differ from those of our public stockholders. Our pre-IPO owners may also have different tax positions from us that could influence their decisions regarding whether and when to dispose of assets, especially in light of the existence of the tax receivable agreements that we entered in connection with the IPO, whether and when to incur new or refinance existing indebtedness and whether and when ZoomInfo Technologies Inc. should terminate the tax receivable agreements and accelerate its obligations thereunder. In addition, the structuring of future transactions may take into consideration our pre-IPO owners’ tax or other considerations even where no similar benefit would accrue to us. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreements.”
Our amended and restated certificate of incorporation does not limit the ability of our Sponsors to compete with us, and they and certain of our executive officers may have investments in businesses whose interests conflict with ours.
Our Sponsors and their respective affiliates engage in a broad spectrum of activities, including investments in businesses that may compete with us. In the ordinary course of their business activities, our Sponsors and their respective affiliates may engage in activities where their interests conflict with our interests or those of our stockholders. Our amended and restated certificate of incorporation provides that none of our Sponsors or any of

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their respective affiliates or any of our directors who are not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. See “Description of Capital Stock—Conflicts of Interest.” Our Sponsors and their respective affiliates also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, our Sponsors may have an interest in our pursuing acquisitions, divestitures, and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to us and our stockholders.
We are a “controlled company” within the meaning of the Nasdaq rules and, as a result, qualify for, and intend to rely on, exemptions and relief from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.
As of September 30, 2020, certain affiliates of TA Associates, Carlyle, and our Founders beneficially owned approximately 89.0% of the combined voting power of our Class A, Class B, and Class C common stock and were parties, among others, to a stockholders agreement described in “Certain Relationships and Related Person Transactions—Stockholders Agreement.” As a result, we are a “controlled company” within the meaning of the Nasdaq corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies are not required to have:
•a board that is composed of a majority of “independent directors,” as defined under the Nasdaq rules;
•a compensation committee that is composed entirely of independent directors; and
•director nominations be made, or recommended to the full board of directors, by its independent directors, or by a nominations/governance committee that is composed entirely of independent directors.
We intend to continue to utilize these exemptions for as long as we continue to qualify as a “controlled company.” Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the Nasdaq.
We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Class A common stock less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act. For so long as we remain an emerging growth company, we are permitted by SEC rules to (and plan to) rely on exemptions and relief from certain reporting requirements that are applicable to other SEC-registered public companies that are not emerging growth companies. These exemptions and relief include (i) not being required to comply with the auditor attestation requirements of Section 404 of SOX, (ii) not being required to comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, (iii) reduced disclosure obligations regarding executive compensation, and (iv) exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, the information we provide stockholders will be different than the information that is available with respect to other public companies that are not emerging growth companies. In this prospectus, we have not included all of the executive compensation-related information that would be required if we were not an emerging growth company.
In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, we are not subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

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We may remain an emerging growth company until the fiscal year-end following the fifth anniversary of the completion of the IPO, though we may cease to be an emerging growth company earlier under certain circumstances, including (1) if our gross revenue exceeds $1.07 billion in any fiscal year, (2) if we become a large accelerated filer, with at least $700.0 million of equity securities held by non-affiliates, or (3) if we issue more than $1.0 billion in non-convertible notes in any three-year period.
We cannot predict whether investors will find our Class A common stock less attractive if we rely on these exemptions and relief. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may decline and/or be more volatile.
We incur increased costs and are subject to additional regulations and requirements as a public company, which could impair our profitability, make it more difficult to run our business, or divert management’s attention from our business.
As a public company, and particularly after we are no longer an emerging growth company, we are and will be required to commit significant resources and management time and attention to the requirements of being a public company, which has caused us to incur significant legal, accounting, and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements and recruiting and retaining independent directors. We also have incurred and will continue to incur costs associated with SOX and the Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and the Nasdaq, and compliance with these requirements places significant demands on our legal, accounting, and finance staff and on our accounting, financial, and information systems. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. These rules and regulations have increased our legal and financial compliance costs and made some activities more time-consuming and costly. In addition, we might not be successful in implementing these requirements. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions, and other regulatory action and potentially civil litigation.
If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our Class A common stock, our stock price and trading volume could decline.
The trading market for our Class A common stock is influenced by the research and reports that industry or securities analysts publish about us or our business. We do not control these analysts. If any of the analysts who cover us downgrade our Class A common stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our Class A common stock may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our Class A common stock to decline and our Class A common stock to be less liquid.
We cannot predict the impact our multi-class structure may have on the market price of our Class A common stock.
We cannot predict whether our multi-class structure, combined with the concentrated control of our stockholders who hold our capital stock including our Sponsors, executive officers, employees, and directors and their affiliates, will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. In addition, certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indexes. For example, in July 2017, FTSE Russell and Standard & Poor’s announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Under the announced policies, our multi-class capital structure would make us ineligible for inclusion in any of these indices. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would

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likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.
The disparity in the voting rights among the classes of common stock may have a potential adverse effect on the price of our Class A common stock.
Each share of our Class A common stock entitles its holder to one vote on all matters on which stockholders of ZoomInfo Technologies Inc. are entitled to vote generally. Shares of Class B common stock have no economic rights but each share entitles its holder to ten votes (for so long as the aggregate number of outstanding shares of our Class B common stock and Class C common stock represents at least 5% of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share) on all matters on which stockholders of ZoomInfo Technologies Inc. are entitled to vote generally. All of our Class B common stock is held by the Pre-IPO OpCo Unitholders, including the Sponsors and the Founders, and the Pre-IPO HoldCo Unitholders. Shares of Class C common stock have the same economic rights as shares of Class A common stock, but each share entitles its holder to ten votes (for so long as the aggregate number of outstanding shares of our Class B common stock and Class C common stock represents at least 5% of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share upon the automatic conversion of our Class C common stock into shares of Class A common stock) on all matters on which stockholders of ZoomInfo Technologies Inc. are entitled to vote generally. All of our Class C common stock is held by the Pre-IPO Blocker Holders. The difference in voting rights could adversely affect the value of our Class A common stock by, for example, delaying or deferring a change of control or if investors view, or any potential future purchaser of our company views, the superior voting rights of the Class B and Class C common stock to have value. Because of the ten-to-one voting ratio between our Class B and Class C common stock, on the one hand, and Class A common stock, on the other hand, the holders of our Class B and Class C common stock collectively will continue to control a majority of the combined voting power of our common stock and therefore be able to control all matters submitted to our stockholders so long as the Class B and Class C common stock represent at least 9.1% of all outstanding stock of our Class A, Class B, and Class C common stock. This concentrated control will limit or preclude the ability of holders of Class A common stock to influence corporate matters for the foreseeable future. For a description of our multi-class structure, see “Description of Capital Stock.”
The market price of shares of our Class A common stock may be volatile or may decline regardless of our operating performance, which could cause the value of your investment to decline.
The market price of our Class A common stock may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions, could reduce the market price of shares of our Class A common stock regardless of our operating performance. You may not be able to resell your shares of our Class A common stock at or above the public offering price due to a number of factors, such as those listed elsewhere in this “Risk Factors” section and the following:
•we, our competitors, or other comparable companies report operating results below the expectations of public market analysts and investors;
•variations in our, our competitors’, or other comparable companies’ quarterly operating results or dividends, if any, to stockholders;
•guidance, if any, that we, our competitors, or other comparable companies provide to the public, any changes in this guidance, or failure to meet this guidance;
•failure by us or others in our industry to meet analysts’ earnings estimates;
•publication of research reports about our industry;
•adverse market reaction to any indebtedness we may incur or securities we may issue in the future;
•changes in market valuations of similar companies or speculation in the press or investment community;

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•declines in the market prices of stocks generally, particularly those of similar companies;
•announcements by us or our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures, or capital commitments;
•investor perceptions of, or the investment opportunity associated with, our Class A common stock relative to other investment alternatives;
•announcements relating to litigation, government investigations, changes in laws, or changes in business or regulatory conditions, or differing interpretations or enforcement thereof;
•changes in accounting principles;
•adverse publicity about the industries we participate in; or
•individual scandals.
Furthermore, the stock market may experience extreme volatility that, in some cases, may be unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our Class A common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our Class A common stock is low.
In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources, regardless of the outcome of such litigation.
You may be diluted by the future issuance of additional Class A common stock or OpCo Units in connection with our incentive plans, acquisitions, or otherwise.
As of September 30, 2020, we had 2,430,826,574 shares of Class A common stock authorized but unissued, including 228,491,601 shares of Class A common stock issuable upon exchange of OpCo Units or HoldCo Units that are held by the Pre-IPO OpCo Unitholders or the Pre-IPO HoldCo Unitholders, respectively, 91,582,353 shares of Class A common stock issuable upon conversion of 91,582,353 shares of Class C common stock that are held by the Pre-IPO Blocker Holders, and 12,534,418 shares of Class A common stock (based on the closing price of our Class A common stock of $42.99 per share as reported on Nasdaq on September 30, 2020) issuable upon the vesting and conversion of 14,383,955 Pre-IPO Class P Units held by the Continuing Class P Unitholders. Our amended and restated certificate of incorporation authorizes us to issue these shares of Class A common stock and options, rights, warrants, and appreciation rights relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. Similarly, the amended and restated limited liability company agreements of ZoomInfo OpCo and ZoomInfo HoldCo permit ZoomInfo OpCo and ZoomInfo HoldCo to issue an unlimited number of additional limited liability company interests of ZoomInfo OpCo and ZoomInfo HoldCo, respectively, with designations, preferences, rights, powers, and duties that are different from, and may be senior to, those applicable to the OpCo Units or the HoldCo Units, as applicable, and which may be exchangeable for shares of our Class A common stock. Additionally, we have reserved an aggregate of 18,650,000 shares of Class A common stock for issuance under our 2020 Omnibus Incentive Plan. In connection with the IPO, 513,440 restricted stock units, 47,620 LTIP Units, 577,879 stock options, which we refer to as “leverage restoration options,” with a strike price equal to the public offering price per share of Class A common stock, and 630,000 Class P Units with a participation threshold (i.e., strike price) equal to the public offering price per share of Class A common stock were granted under our 2020 Omnibus Incentive Plan. See “Executive Compensation—Compensation Arrangements Adopted in Connection with the IPO—2020 Omnibus Incentive Plan.” Any Class A common stock that we issue, including under our 2020 Omnibus Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the holders who elect to exchange for shares of Class A common stock registered hereby.

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We may issue preferred stock whose terms could adversely affect the voting power or value of our Class A common stock.
Our amended and restated certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations, and relative rights, including preferences over our Class A common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Class A common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the Class A common stock.
If we or our pre-IPO owners sell additional shares of our Class A common stock or are perceived by the public markets as intending to sell them, the market price of our Class A common stock could decline.
The sale of substantial amounts of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell shares of our Class A common stock in the future at a time and at a price that we deem appropriate. As of September 30, 2020, we had a total of 69,173,426 shares of our Class A common stock outstanding. Of these shares, all of the shares of our Class A common stock sold in the IPO and sold in the Secondary Offering (totaling 68,354,135 shares of our Class A common stock) will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), by persons other than our “affiliates,” as that term is defined under Rule 144 of the Securities Act (“Rule 144”). The remaining shares of our Class A common stock will be “restricted securities,” as defined in Rule 144, and may not be sold absent registration under the Securities Act or compliance with Rule 144 thereunder or in reliance on another exemption from registration. See “Shares Eligible for Future Sale.”
In addition, under the amended and restated limited liability company agreement of ZoomInfo OpCo, the Pre-IPO OpCo Unitholders (or certain permitted transferees) have the right (subject to the terms of such limited liability company agreement) to exchange their OpCo Units (together with a corresponding number of shares of Class B common stock) for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments. Under the amended and restated limited liability company agreement of ZoomInfo HoldCo, the Pre-IPO HoldCo Unitholders (or certain permitted transferees) have the right (subject to the terms of such limited liability company agreement) to exchange their HoldCo Units (together with a corresponding number of shares of Class B common stock) for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments. Pursuant to our amended and restated certificate of incorporation, at the option of the holder, a share of Class C common stock may be converted into one share of Class A common stock. In addition, each share of Class C common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain affiliate transfers described in our amended and restated certificate of incorporation among the Sponsors, the Founders, and their respective affiliates as of the date of the consummation of the IPO. Each share of Class C common stock will also automatically convert into one share of Class A common stock if, on the record date for any meeting of the stockholders, the aggregate number of outstanding shares of our Class B common stock and Class C common stock is less than 5% of our outstanding shares of common stock. Once converted into Class A common stock, Class C common stock will not be reissued.
As of September 30, 2020, an aggregate of 224,283,503 OpCo Units and an aggregate of 4,208,098 HoldCo Units would be exchangeable for shares of our Class A common stock and an aggregate of 91,582,353 shares of Class C common stock would be convertible into shares of our Class A common stock. Any shares we issue upon exchange of OpCo Units or HoldCo Units or upon the conversion of shares of Class C common stock, as applicable, will be “restricted securities” as defined in Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144.
In connection with the IPO, we, our executive officers, our directors, the holders of all of our Class C common stock, the holders of substantially all of our outstanding OpCo Units, and certain holders of our HoldCo Units have agreed, subject to certain exceptions, not to dispose of or hedge any shares of our Class A common stock (including

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shares issued upon exchange of OpCo Units or HoldCo Units or upon conversion of shares of Class C common stock, as applicable) or securities convertible into or exchangeable for shares of our Class A common stock, including our Class B and Class C common stock, for 180 days after June 3, 2020, except with certain underwriters’ prior written consent.
Subject to certain limitations and exceptions, pursuant to the terms of the amended and restated limited liability company agreement of ZoomInfo OpCo, the holders of 14,383,955 Pre-IPO Class P Units, which have a weighted-average per unit participation threshold (i.e., the strike price) of $5.53 per Class P Unit, will be able to exchange their Pre-IPO Class P Units into shares of our Class A common stock which shares are registered hereby, as described in “Organizational Structure—Reclassification and Amendment and Restatement of Limited Liability Company Agreement of ZoomInfo OpCo” and “Certain Relationships and Related Person Transactions—ZoomInfo OpCo Amended and Restated Limited Liability Company Agreement.”
Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in the public market, subject, in the case of shares held by our affiliates, to volume, manner of sale, and other limitations under Rule 144. We expect that certain of our Sponsors will continue to be considered affiliates following the expiration of the lock-up period based on their expected share ownership and their board nomination rights. Certain other of our stockholders may also be considered affiliates at that time.
However, subject to the expiration or waiver of the 180-day lock-up period, the holders of these shares of Class A common stock (including shares issued upon exchange of OpCo Units or HoldCo Units or upon conversion of shares of Class C common stock, as applicable) will have the right, subject to certain exceptions and conditions, to require us to register their shares of Class A common stock under the Securities Act, and they will have the right to participate in future registrations of securities by us. As of September 30, 2020, the shares covered by registration rights would represent approximately 79.2% of our total Class A common stock outstanding, assuming exchange of all OpCo Units and HoldCo Units and conversion of all shares of our Class C common stock. Registration of any of these outstanding shares of Class A common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale—Registration Rights” and “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”
We have filed a registration statement on Form S-8 under the Securities Act to register shares of our Class A common stock or securities convertible into or exchangeable for shares of our Class A common stock issued pursuant to the 2020 Plan. Such Form S-8 registration statement automatically became effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market. Our registration statement on Form S-8 covers 18,650,000 shares of our Class A common stock.
In the future, we may also issue our securities in connection with investments or acquisitions. The number of shares of our Class A common stock (or securities convertible into or exchangeable for our Class A common stock) issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of Class A common stock. As restrictions on resale end, the market price of our shares of Class A common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our Class A common stock or other securities or to use our Class A common stock as consideration for acquisitions of other businesses, investments, or other corporate purposes.
Anti-takeover provisions in our organizational documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.
Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make a merger with or acquisition of our Company more difficult without the approval of our board of directors. Among other things, these provisions:
•provide that our board of directors is divided into three classes, as nearly equal in size as possible, with directors in each class serving three-year terms and with terms of the directors of only one class expiring in any given year;

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•provide for the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66⅔% in voting power of the outstanding shares of our capital stock entitled to vote if the parties to our stockholders agreement beneficially own less than 50% of the total voting power of all then-outstanding shares of our capital stock entitled to vote generally in the election of directors;
•allow us to authorize the issuance of shares of one or more series of preferred stock, including in connection with a stockholder rights plan, financing transactions, or otherwise, the terms of which series may be established and the shares of which may be issued without stockholder approval, and which may include super voting, special approval, dividend, or other rights or preferences superior to the rights of the holders of common stock;
•prohibit stockholder action by written consent by holders of Class A common stock from and after the date on which the parties to our stockholders agreement cease to beneficially own at least 50% of the total voting power of all then-outstanding shares of our capital stock entitled to vote generally in the election of directors unless such action is recommended by all directors then in office;
•provide for certain limitations on convening special stockholder meetings;
•provide (i) that the board of directors is expressly authorized to make, alter, or repeal our bylaws and (ii) that our stockholders may only amend our bylaws with the approval of 66⅔% or more of all of then-outstanding shares of our capital stock entitled to vote if the parties to our stockholders agreement beneficially own less than 50% of the total voting power of all then-outstanding shares of our capital stock entitled to vote generally in the election of directors;
•provide that certain provisions of our amended and restated certificate of incorporation may be amended only by the affirmative vote of the holders of at least 66⅔% in voting power of then-outstanding shares of our capital stock entitled to vote if the parties to our stockholders agreement beneficially own less than 50% of the total voting power of all then-outstanding shares of our capital stock entitled to vote generally in the election of directors; and
•establish advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.
Further, as a Delaware corporation, we are subject to provisions of Delaware law, which may impede or discourage a takeover attempt that our stockholders may find beneficial. These anti-takeover provisions and other provisions under Delaware law could discourage, delay, or prevent a transaction involving a change in control of our Company, including actions that our stockholders may deem advantageous, or negatively affect the trading price of our Class A common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire. For further discussion of these and other such anti-takeover provisions, see “Description of Capital Stock—Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law.”
Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, or other stockholders.
Our amended and restated certificate of incorporation provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on our behalf, (ii) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, stockholder or employee of ours to us or our stockholders, (iii) action asserting a claim arising under any provision of the Delaware General Corporation Law (the “DGCL”), our amended and restated certificate of incorporation, or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware. Unless we

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consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Exchange Act or the Securities Act. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provision in our amended and restated certificate of incorporation. This choice-of-forum provision may limit a stockholder’s ability to bring a claim in a different judicial forum, including one that it may find favorable or convenient for a specified class of disputes with us or our directors, officers, other stockholders, or employees, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our amended and restated certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition, and results of operations and result in a diversion of the time and resources of our management and board of directors.
Risks Related to the Exchange of Pre-IPO Class P Units or the Settlement of HSKB Phantom Units for shares of Class A Common Stock
The exchange of Pre-IPO Class P Units or the settlement of HSKB Phantom Units for our Class A common stock is a taxable transaction.
For U.S. federal income tax purposes, the exchange of Pre-IPO Class P Units or the settlement of HSKB Phantom Units for Class A common stock will be a taxable event. The recognition of any loss resulting from an exchange of Pre-IPO Class P Units for shares of our Class A common stock is subject to a number of limitations set forth in the Internal Revenue Code of 1986, as amended (the “Code”). You should consult your own tax advisor regarding the particular consequences to you of an exchange of your Pre-IPO Class P Units for our Class A common stock, including rules for determining your basis and amount of gain recognized. A holder of HSKB Phantom Units will be taxed on the fair market value of the shares of Class A common stock the holder receives in settlement of the HSKB Phantom Units as regular compensation income. The ability of a holder of Pre-IPO Class P Units or HSKB Phantom Units to sell a substantial number of shares of our Class A common stock in order to raise cash to pay tax liabilities associated with the exchange of the Pre-IPO Class P Units or the settlement of HSKB Phantom Units may be restricted and, as a result of stock price fluctuations, the price the holder of Pre-IPO Class P Units or HSKB Phantom Units receives for the shares of our Class A common stock may not equal the value of the Pre-IPO Class P Units or HSKB Phantom Units at the time of the exchange or settlement, as applicable.
An investment in our Class A common stock is different from an investment in Pre-IPO Class P Units and HSKB Phantom Units.
If a holder exchanges Pre-IPO Class P Units for shares of our Class A common stock or if a holder’s HSKB Phantom Units upon vesting are settled for shares of our Class A common stock, the holder will become one of our stockholders rather than a direct or indirect member of ZoomInfo OpCo or ZoomInfo HoldCo, as applicable. Although the nature of an investment in our Class A common stock is similar to an investment in Pre-IPO Class P Units and HSKB Phantom Units, there are differences, including the following:
•form of organization;
•management control;
•voting and consent rights;
•liquidity; and
•federal income tax considerations.
See “Organizational Structure” and “Description of Capital Stock.”

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FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that reflect our current views with respect to, among other things, our operations and financial performance. Forward-looking statements include all statements that are not historical facts. These forward-looking statements are included throughout this prospectus, including in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity and capital resources and other financial and operating information. In some cases, you can identify these forward-looking statements by the use of words such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “might,” “objective,” “outlook,” “plan,” “potential,” “predict,” “projection,” “seek,” “should,” “target,” “trend,” “will,” “would,” or the negative version of these words or other comparable words.
We have based our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements.
The following are some of the factors that could cause actual results to differ from those expressed or implied by our forward-looking statements, including forward-looking statements contained in this prospectus:
•the COVID-19 pandemic, including the global economic uncertainty and measures taken in response, could materially impact our business and future results of operations;
•larger well-funded companies shifting their existing business models to become more competitive with us;
•our ability to provide or adapt our platform for changes in laws and regulations or public perception, or changes in the enforcement of such laws, relating to data privacy;
•the effects of companies more effectively catering to our customers by offering more tailored products or platforms at lower costs;
•adverse general economic and market conditions reducing spending on sales and marketing;
•the effects of declining demand for sales and marketing subscription platforms;
•our ability to improve our technology and keep up with new processes for data collection, organization, and cleansing;
•our ability to provide a highly accurate, reliable, and comprehensive platform moving forward;
•our reliance on third-party systems that we do not control to integrate with our system and our potential inability to continue to support integration;
•our ability to adequately fund research and development potentially limiting introduction of new features, integrations, and enhancements;
•our ability to attract new customers and expand existing subscriptions;
•a decrease in participation in our contributory network or increased opt-out rates impacting the depth, breadth, and accuracy of our platform;
•our failure to protect and maintain our brand and our ability to attract and retain customers;
•our failure to achieve and maintain effective internal controls over financial reporting; and

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•other factors described under “Risk Factors.”
These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, our actual results may vary in material respects from those projected in these forward-looking statements. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, investments, or other strategic transactions we may make. You should not place undue reliance on our forward-looking statements.
Any forward-looking statement made by us in this prospectus speaks only as of the date of this prospectus. We undertake no obligation to update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.

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MARKET AND INDUSTRY DATA
This prospectus includes market and industry data and forecasts that we have derived from independent consultant reports, publicly available information, various industry publications, other published industry sources, including S&P Global Market Intelligence (“Capital IQ”), Salesforce Research (“Salesforce.com”), Global Industry Analysts (“Global Industry Analysts, Inc.”), Sirius Decisions (“Sirius Decisions”), and Forrester Research, Inc. (“Forrester”), and our internal data and estimates, including data generated utilizing our ZoomInfo platform. Independent consultant reports, industry publications, and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable.
The source of certain statistical data, estimates, and forecasts contained in this prospectus are the following independent industry publications or reports:
•B2B Sales and Marketing Intelligence Solutions Drive Improved Business Outcomes, a commissioned study conducted by Forrester Consulting on behalf of DiscoverOrg, August 2019;
•State of Sales, Salesforce Research, July 2018;
•S&P Global Capital IQ database, ©2019: S&P Global Market Intelligence;
•Global Industry Analysts, Global Customer Relationship Management (CRM) Software Industry Report, October 2019; and
•Tracking the True Cost of Sales, Sirius Decisions, 2019.
Although we believe that these third-party sources are reliable, we do not guarantee the accuracy or completeness of this information, and we have not independently verified this information. Some market data and statistical information are also based on our good faith estimates, which are derived from management’s knowledge of our industry and such independent sources referred to above. Certain market, ranking, and industry data included elsewhere in this prospectus, including the size of certain markets, our size or position, and the positions of our competitors within these markets, including our services relative to our competitors, are based on estimates of our management. These estimates have been derived from our management’s knowledge and experience in the markets in which we operate, as well as information obtained from surveys, reports by market research firms, our customers, distributors, suppliers, trade and business organizations, and other contacts in the markets in which we operate and have not been verified by independent sources. Unless otherwise noted, all of our market share and market position information presented in this prospectus is an approximation. Our market share and market position in each of our lines of business, unless otherwise noted, is based on our sales relative to the estimated sales in the markets we served. References herein to our being a leader in a market or product category refer to our belief that we have a leading market share position in each specified market, unless the context otherwise requires. As there are no publicly available sources supporting this belief, it is based solely on our internal analysis of our sales as compared to our estimates of sales of our competitors. In addition, the discussion herein regarding our various end markets is based on how we define the end markets for our products, which products may be either part of larger overall end markets or end markets that include other types of products and services.
Our internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which we operate and our management’s understanding of industry conditions. Although we believe that such information is reliable, we have not had this information verified by any independent sources.

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ORGANIZATIONAL STRUCTURE
Organizational Structure Following the IPO and the Transactions
ZoomInfo Technologies Inc. is a holding company, and its sole material asset is a controlling equity interest in ZoomInfo HoldCo, which is a holding company whose sole material asset is a controlling equity interest in ZoomInfo OpCo. ZoomInfo Technologies Inc. operates and controls all of the business and affairs of ZoomInfo OpCo through ZoomInfo HoldCo and, through ZoomInfo OpCo and its subsidiaries, conducts our business. ZoomInfo OpCo is the predecessor of ZoomInfo Technologies Inc. for financial reporting purposes following the completion of the IPO. As a result, the consolidated financial statements of ZoomInfo Technologies Inc. recognized the assets and liabilities received in the reorganization at their historical carrying amounts, as reflected in the historical consolidated financial statements of ZoomInfo OpCo, the accounting predecessor. ZoomInfo Technologies Inc. consolidates ZoomInfo OpCo through ZoomInfo HoldCo in its consolidated financial statements and records a non-controlling interest related to the OpCo Units and HoldCo Units held by our pre-IPO owners on its consolidated balance sheet and statement of income.
The Pre-IPO OpCo Unitholders and the Pre-IPO HoldCo Unitholders hold all of the issued and outstanding shares of our Class B common stock. The shares of Class B common stock have no economic rights but each share entitles the holder to ten votes (for so long as the aggregate number of outstanding shares of our Class B common stock and Class C common stock represents at least 5% of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share) on all matters on which stockholders of ZoomInfo Technologies Inc. are entitled to vote generally. The Pre-IPO Blocker Holders hold all of the issued and outstanding shares of our Class C common stock. The shares of Class C common stock have the same economic rights as shares of Class A common stock, but each share entitles the holder to ten votes (for so long as the aggregate number of outstanding shares of our Class B common stock and Class C common stock represents at least 5% of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share upon the automatic conversion of our Class C common stock into shares of Class A common stock) on all matters on which stockholders of ZoomInfo Technologies Inc. are entitled to vote generally.
The voting power afforded to Pre-IPO OpCo Unitholders and Pre-IPO HoldCo Unitholders, as applicable, by their shares of Class B common stock is automatically and correspondingly reduced as they exchange shares of Class B common stock, together with a corresponding number of OpCo Units or HoldCo Units, as applicable, for shares of Class A common stock of ZoomInfo Technologies Inc., and the voting power afforded to Pre-IPO Blocker Holders will be automatically and correspondingly reduced as they transfer shares of Class C common stock, which, except in certain circumstances, will automatically convert into shares of Class A common stock. See “Certain Relationships and Related Person Transactions—ZoomInfo OpCo Amended and Restated Limited Liability Company Agreement,” “Certain Relationships and Related Person Transactions—ZoomInfo HoldCo Amended and Restated Limited Liability Company Agreement” and “Description of Capital Stock.” Holders of outstanding shares of our Class A common stock, Class B common stock, and Class C common stock vote as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.
Our organizational structure is commonly referred to as an UP-C structure. This organizational structure allows our Pre-IPO OpCo Unitholders to retain their equity ownership in ZoomInfo OpCo, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of OpCo Units. Holders of shares of Class A common stock, upon (i) exchange of Pre-IPO Class P Units or (ii) settlement of HSKB Phantom Units, will, by contrast, hold their equity ownership in ZoomInfo Technologies Inc., a Delaware corporation that is a domestic corporation for U.S. federal income tax purposes, in the form of shares of Class A common stock. Pre-IPO Blocker Holders hold their equity ownership in ZoomInfo Technologies Inc. in the form of shares of Class C common stock. Pre-IPO HoldCo Unitholders hold their equity ownership in ZoomInfo HoldCo, an entity classified as a corporation for U.S. federal income tax purposes, in the form of HoldCo Units. We believe that our Pre-IPO OpCo Unitholders will generally find it advantageous to continue to hold their equity interests in an entity that is not taxable as a corporation for U.S. federal income tax purposes. One of these benefits is that future taxable income of ZoomInfo OpCo that is allocated to our Pre-IPO OpCo Unitholders will be taxed on a flow-through basis and therefore will not be subject to corporate taxes at the entity level. Additionally, because our Pre-IPO OpCo Unitholders and Pre-IPO HoldCo Unitholders may exchange their OpCo Units or HoldCo Units, respectively, for shares of our Class A

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common stock, our UP-C structure provides our Pre-IPO OpCo Unitholders and Pre-IPO HoldCo Unitholders with potential liquidity that holders of non-publicly traded limited liability companies are not typically afforded. We do not believe that our UP-C structure gives rise to any significant business or strategic benefit or detriment to us.
The diagram below depicts our organizational structure as of September 30, 2020. For purposes of depicting ownership of voting power in ZoomInfo Technologies Inc., the below diagram takes into account shares of Class B common stock held by Pre-IPO OpCo Unitholders and Pre-IPO HoldCo Unitholders and shares of Class C common stock held by Pre-IPO Blocker Holders. This chart is provided for illustrative purposes only and does not purport to represent all legal entities within our organizational structure.
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(1)Each share of Class B common stock provides the holder with ten votes (for so long as the aggregate number of outstanding shares of our Class B common stock and Class C common stock represents at least 5% of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share) on all matters on which stockholders of ZoomInfo Technologies Inc. are entitled to vote generally. As of September 30, 2020, the Pre-IPO OpCo Unitholders and the Pre-IPO HoldCo Unitholders held 224,283,503 and 4,208,098 shares of

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our Class B common stock, respectively, collectively representing 100% of our outstanding Class B common stock, and collectively held 69.9% of the voting power in ZoomInfo Technologies Inc. As of September 30, 2020, the holders of our Class B and Class C common stock collectively held 97.9% of the voting power in ZoomInfo Technologies Inc. For additional information, see “Organizational Structure—Organizational Structure Following the IPO and the Transactions” and “Description of Capital Stock—Common Stock—Class B Common Stock.”
(2)Each share of Class C common stock provides the holder with ten votes (for so long as the aggregate number of outstanding shares of our Class B common stock and Class C common stock represents at least 5% of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share upon the automatic conversion of our Class C common stock into shares of Class A common stock) on all matters on which stockholders of ZoomInfo Technologies Inc. are entitled to vote generally.As of September 30, 2020, the Pre-IPO Blocker Holders held 91,582,353 shares of our Class C common stock, representing 100% of our Class C common stock, and collectively held 28.0% of the voting power in ZoomInfo Technologies Inc. As of September 30, 2020, the holders of our Class B and Class C common stock collectively held 97.9% of the voting power in ZoomInfo Technologies Inc. For additional information, see “Organizational Structure—Organizational Structure Following the IPO and the Transactions” and “Description of Capital Stock—Common Stock—Class C Common Stock.”
(3)Assuming such Pre-IPO Class P Units are fully vested, as of September 30, 2020, 12,534,418 shares of Class A common stock (based on the closing price of our Class A common stock of $42.99 per share as reported on Nasdaq on September 30, 2020) would be issuable upon the exchange of 14,383,955 Pre-IPO Class P Units that are held by the Continuing Class P Unitholders. For additional information, see “Organizational Structure—Reclassification and Amendment and Restatement of Limited Liability Company Agreement of ZoomInfo OpCo” and “Certain Relationships and Related Person Transactions—ZoomInfo OpCo Amended and Restated Limited Liability Company Agreement.”
(4)ZoomInfo LLC (formerly known as DiscoverOrg, LLC) serves as the borrower under our first lien revolving credit facility and our first lien term loan facility, as amended (together, the “first lien credit facilities” or the “secured credit facilities”). See “Description of Certain Indebtedness.”
The following table presents the outstanding common stock, OpCo Units and HoldCo Units as of September 30, 2020 (and does not give effect to the issuance upon exchange of shares of Class A common stock registered hereby) (i) on an actual basis, excluding the conversion of 14,383,955 Pre-IPO Class P Units held by the Continuing Class P Unitholders, which are convertible for 12,534,418 shares of Class A common stock (based on the closing price of our Class A common stock of $42.99 per share as reported on Nasdaq on September 30, 2020) upon vesting, and (ii) on a diluted basis, assuming the conversion of such Pre-IPO Class P Units:

	Common Stock				Units
	Class A Common Stock	Class B Common Stock	Class C Common Stock	Total	HoldCo Units	OpCo Units
Public Stockholders	69,173,426			69,173,426
Pre-IPO OpCo Unitholders		224,283,503		224,283,503		224,283,503
Pre-IPO HoldCo Unitholders		4,208,098		4,208,098	4,208,098
Pre-IPO Blocker Holders			91,582,353	91,582,353
ZoomInfo Technologies Inc.					160,755,779
ZoomInfo HoldCo						164,963,877
Total outstanding	69,173,426	228,491,601	91,582,353	389,247,380	164,963,877	389,247,380
Total, after giving effect to the conversion of Pre-IPO Class P Units held by Continuing Class P Unitholders(1)	81,509,172	228,491,601	91,582,353	401,583,126	177,299,623	401,583,126
Total, after giving further effect to the vesting of employee equity grants under our 2020 Omnibus Incentive Plan(2)	83,095,204	228,491,601	91,582,353	403,169,158	178,885,655	403,169,158
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(1)In connection with the conversion of any Pre-IPO Class P Unit for a share of Class A common stock, one OpCo Unit will be issued to ZoomInfo HoldCo and one HoldCo Unit will be issued to ZoomInfo Technologies Inc.
(2)Includes 513,440 restricted stock units and 47,620 LTIP Units granted in connection with the IPO under the 2020 Omnibus Incentive Plan. In addition, 577,879 stock options, which we refer to as “leverage restoration options,” and 630,000 Class P Units, in each case with a strike price equal to the public offering price per share of Class A common stock, were granted in connection with the IPO under the 2020 Omnibus Incentive Plan.
The following table presents the economic interests and combined voting power in ZoomInfo Technologies Inc. held by the Sponsors, the Founders, management and others, and public stockholders (which does not reflect the

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exchange of any Class P Unit for a share of Class A common stock) as of September 30, 2020 (and does not give effect to the issuance upon exchange of shares of Class A common stock registered hereby):

	Common Stock Owned(1)		Voting Power(2)
	Shares	%	Votes	%
Sponsors	234,501,949	60.2%	2,345,019,490	71.7%
Founders(3)	66,011,392	17.0%	660,113,920	20.2%
Management and Others	19,560,613	5.0%	195,606,130	6.0%
Public Stockholders	69,173,426	17.8%	69,173,426	2.1%
Total	389,247,380	100.0%	3,269,912,966	100.0%
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(1)Reflects the sum of shares of our Class A common stock, Class B common stock, and Class C common stock, which represents direct and indirect economic ownership in us and our subsidiaries. Each share of our Class A common stock and Class C common stock has the same economic interest. Our Class B common stock does not have any economic rights, but each share of our Class B common stock relates to one OpCo Unit or HoldCo Unit.
(2)Based on beneficial ownership, reflects one vote per share of Class A common stock, ten votes per share of Class B common stock, and ten votes per share of Class C common stock. See “Principal Stockholders” for additional information.
(3)Reflects (i) Henry Schuck’s indirect economic interest in 7,363,514 OpCo Units and associated shares of Class B common stock held directly by HSKB Funds, LLC and 30,910,042 OpCo Units and associated shares of Class B common stock held directly by DO Holdings (WA), LLC; and (ii) Kirk Brown’s indirect economic interest in 27,737,836 OpCo Units and associated shares of Class B common stock held directly by DO Holdings (WA), LLC. Messrs. Schuck and Brown may be deemed to share voting and dispositive power over the securities held by DO Holdings (WA), LLC. Mr. Schuck may be deemed to control voting power over the securities held by HSKB Funds, LLC and HSKB Funds II, LLC. See “Principal Stockholders” for additional information.
Incorporation of ZoomInfo Technologies Inc.
ZoomInfo Technologies Inc. was incorporated as a Delaware corporation on November 14, 2019. ZoomInfo Technologies Inc. has not engaged in any business or other activities except in connection with its formation. The amended and restated certificate of incorporation of ZoomInfo Technologies Inc. authorizes three classes of common stock, Class A common stock, Class B common stock, and Class C common stock, each having the terms described in “Description of Capital Stock.”
Formation of ZoomInfo HoldCo
ZoomInfo Technologies Inc. formed ZoomInfo HoldCo on February 25, 2020 as a new subsidiary and became the sole managing member of ZoomInfo HoldCo. Upon the consummation of the Reorganization Transactions, ZoomInfo HoldCo became the sole managing member of ZoomInfo OpCo and the management of ZoomInfo HoldCo vested in its manager. Certain pre-IPO owners acquired interests in ZoomInfo HoldCo and ZoomInfo HoldCo acquired OpCo Units previously held directly or indirectly by such pre-IPO owners pursuant to the Blocker Mergers described below and in connection with the redemption of certain OpCo Units.
Blocker Mergers
In connection with the Reorganization Transactions, ZoomInfo Technologies Inc. formed a new merger subsidiary with respect to each of the Blocker Companies, through which certain of our Pre-IPO Blocker Holders held their interests in us, and each merger subsidiary merged with and into the respective Blocker Companies in reverse subsidiary mergers, and the surviving entities merged with and into ZoomInfo Technologies Inc. In the Blocker Mergers, the Pre-IPO Blocker Holders, as the 100% owners of the Blocker Companies, received (i) 98,106,387 shares of newly issued Class C common stock and (ii) an aggregate cash amount equal to 275,269 shares of Class C common stock multiplied by the public offering price per share of Class A common stock, less the underwriting discount, in respect of reductions in such Pre-IPO Blocker Holders’ equity interests, and ZoomInfo Technologies Inc. acquired an equal number of outstanding OpCo Units from the Pre-IPO Blocker Holders. ZoomInfo Technologies Inc. contributed the OpCo Units it received in the Blocker Mergers to ZoomInfo HoldCo in exchange for a corresponding number of newly issued HoldCo Units.

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Reclassification and Amendment and Restatement of Limited Liability Company Agreement of ZoomInfo OpCo
Prior to the IPO, the capital structure of ZoomInfo OpCo consisted of four different classes of limited partnership interests (Series A Preferred Units, Preferred, Common, and Class P). A portion of the proceeds from the IPO was used to redeem and cancel all outstanding Series A Preferred Units. The limited liability company agreement of ZoomInfo OpCo was amended and restated to, among other things, modify its capital structure by reclassifying its outstanding preferred units and common units into a new class of units that we refer to as “OpCo Units.” Class P Units that were held by Continuing Class P Unitholders at the time of the IPO remained as Class P Units. Additionally, ZoomInfo OpCo effected a four-for-one reverse unit split. Immediately following the Reorganization Transactions but prior to the other IPO Transactions described below, there were 340,795,683 OpCo Units issued and outstanding.
In connection with the Reclassification, all vested and unvested Class P Units (other than Class P Units held by Continuing Class P Unitholders) were converted into vested and unvested Employee Units. “Employee Units” refers to the portion of HoldCo Units into which certain Class P Units (including, without limitation, certain indirectly held Class P Units) were converted in the Reorganization Transactions. The number of Employee Units delivered in respect of each Class P Unit was determined based on the amount of proceeds that would be distributed to such Class P Unit if the Company were to be sold at a value derived from the initial public offering price in the IPO, and the intrinsic value of the Employee Units issued in respect of each Class P Unit had an intrinsic value equal to the hypothetical proceeds such Class P Unit would have received. In addition, we granted 577,879 options to purchase shares of Class A common stock under the 2020 Omnibus Incentive Plan to all holders of Class P Units whose interests are converted in the Reclassification, in substitution for part of the economic benefit of the Class P Units that is not reflected in the conversion of Class P Units to Employee Units. We refer to these stock options as “leverage restoration options.” For additional information regarding the conversion of the Class P Units, see “Executive Compensation—Compensation Arrangements Adopted in Connection with the IPO—Conversion of Class P Units.”
Pursuant to the amended and restated limited liability company agreement of ZoomInfo OpCo, ZoomInfo HoldCo is the sole managing member of ZoomInfo OpCo. Pursuant to the amended and restated limited liability company agreement of ZoomInfo Holdco, the management of ZoomInfo HoldCo vests in its manager. Accordingly, ZoomInfo Technologies Inc., through ZoomInfo HoldCo, has the right to determine when distributions will be made to the members of ZoomInfo OpCo and the amount of any such distributions. If ZoomInfo Technologies Inc., through ZoomInfo HoldCo, authorizes a distribution, such distribution will be made to the members of ZoomInfo OpCo pro rata in accordance with the percentages of their respective limited liability company interests.
The holders of OpCo Units in ZoomInfo OpCo, including ZoomInfo HoldCo, a member of the ZoomInfo Tax Group, will incur United States federal, state, and local income taxes on their allocable share of any taxable income of ZoomInfo OpCo. The amended and restated limited liability company agreement provides for cash distributions to the holders of limited liability company interests in ZoomInfo OpCo if the taxable income of ZoomInfo OpCo will give rise to taxable income for its members. In accordance with the amended and restated limited liability company agreement, we intend to cause ZoomInfo HoldCo to cause ZoomInfo OpCo to make pro rata (other than with respect to Class P Units) cash distributions to the holders of limited liability company interests in ZoomInfo OpCo for purposes of funding such holders’ tax obligations in respect of the income of ZoomInfo OpCo that is allocated to them. Generally, these tax distributions will be computed, other than with respect to Class P Units, based on an estimate of the taxable income of ZoomInfo OpCo allocated to the holder of OpCo Units that receives the greatest proportionate allocation of income multiplied by an assumed tax rate. Tax distributions with respect to Class P Units will be determined based on the assumed tax liability of such Continuing Class P Unitholder with respect to such Class P Units rather than on a pro rata basis.
Pursuant to the amended and restated limited liability company agreement of ZoomInfo OpCo, the Pre-IPO OpCo Unitholders (and certain permitted transferees thereof) may (subject to the terms of such limited liability company agreement) exchange their OpCo Units (together with a corresponding number of shares of Class B common stock) for shares of Class A common stock of ZoomInfo Technologies Inc. on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, and reclassifications. Subject to certain

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restrictions, the holders of Class P Units have the right to exchange their vested Class P Units into a number of shares of Class A common stock that will generally be equal to (a) the product of the number of vested Class P Units to be exchanged with a given per unit participation threshold (i.e., the strike price) and then-current difference between the per share value of an OpCo Unit at the time of the exchange (based on the public trading price of Class A common stock) and the per unit participation threshold (i.e., the strike price) of such Class P Units divided by (b) the per unit value of an OpCo Unit at the time of the exchange (based on the public trading price of Class A common stock). ZoomInfo HoldCo may impose restrictions on exchanges that it determines in good faith to be necessary so that ZoomInfo OpCo is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. The amended and restated limited liability company agreement of ZoomInfo OpCo also provides that a holder of OpCo Units will not have the right to exchange OpCo Units if ZoomInfo HoldCo reasonably determines that such exchange would be prohibited by law or regulation or would violate any agreements with ZoomInfo Technologies Inc. or its subsidiaries by which the holder of OpCo Units is bound, or ZoomInfo Technologies Inc.’s insider trading policies. Upon such exchange, ZoomInfo Technologies Inc. will contribute the OpCo Units it receives to ZoomInfo HoldCo in exchange for a corresponding number of newly issued HoldCo Units. As a holder exchanges OpCo Units (together with a corresponding number of shares of Class B common stock) for shares of Class A common stock, the number of HoldCo Units held by ZoomInfo Technologies Inc. in exchange for the exchanged OpCo Units is correspondingly increased as it acquires the exchanged OpCo Units. See “Certain Relationships and Related Person Transactions—ZoomInfo OpCo Amended and Restated Limited Liability Company Agreement.”
As of September 30, 2020, the Continuing Class P Unitholders held 14,383,955 Pre-IPO Class P Units, exchangeable for 12,335,746 shares of Class A common stock (based on the closing price of our Class A common stock of $38.82 per share as reported on Nasdaq on September 30, 2020). If the Continuing Class P Unitholders elect to exchange their Pre-IPO Class P units for shares of Class A common stock, the number of OpCo Units and HoldCo Units held by ZoomInfo HoldCo and ZoomInfo Technologies Inc., respectively, will increase by a number that is equal to the number of shares of Class A common stock issued upon exchange of such Pre-IPO Class P units.
The holders of Pre-IPO Class P Units who exchange their units for shares of Class A common stock, generally may sell the shares of Class A common stock received upon such exchange from time to time as each holder may determine through public or private transactions. Each holder may also sell shares under Rule 144 under the Securities Act, if available.
ZoomInfo HoldCo Amended and Restated Limited Liability Company Agreement
In connection with the Reorganization Transactions, we amended and restated the limited liability company agreement of ZoomInfo HoldCo under which the Pre-IPO HoldCo Unitholders (or certain of their permitted transferees) have the right (subject to the terms of such limited liability company agreement) to exchange their HoldCo Units (together with a corresponding number of shares of Class B common stock) for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, and reclassifications. The amended and restated limited liability company agreement of ZoomInfo HoldCo also provides that a holder of HoldCo Units will not have the right to exchange HoldCo Units if ZoomInfo Technologies Inc. determines that such exchange would be prohibited by law or regulation or would violate any agreements with ZoomInfo Technologies Inc. or its subsidiaries by which the holder of HoldCo Units is bound, or ZoomInfo Technologies Inc.’s insider trading policies. As a holder exchanges HoldCo Units for shares of Class A common stock, the number of HoldCo Units held by ZoomInfo Technologies Inc. is correspondingly increased as it acquires the exchanged HoldCo Units. See “Certain Relationships and Related Person Transactions—ZoomInfo HoldCo Amended and Restated Limited Liability Company Agreement.”
As of September 30, 2020, the Continuing HSKB Phantom Unitholders held 500,970 HSKB Phantom Units, which may be settled for 500,970 shares of Class A common stock. If ZoomInfo Technologies Inc. settles the Continuing HSKB Phantom Unitholders’ HSKB Phantom Units for shares of Class A common stock, the number of HoldCo Units held by ZoomInfo Technologies Inc. will increase by a number that is equal to the number of HSKB Phantom Units so settled.

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The holders of HSKB Phantom Units whose units are settled in shares of Class A common stock generally may sell the shares of Class A common stock received upon such exchange or settlement from time to time as each holder may determine through public or private transactions. Each holder may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available.
IPO Transactions
At the time of the consummation of the IPO, ZoomInfo Technologies Inc. consummated the purchase, for cash, of newly issued HoldCo Units from ZoomInfo HoldCo at a purchase price per unit equal to the initial public offering price per share of Class A common stock in the IPO net of the underwriting discount. ZoomInfo HoldCo, in turn, consummated the purchase, for cash, of newly issued OpCo Units from ZoomInfo OpCo at a purchase price per unit equal to the initial public offering price per share of Class A common stock in the IPO net of the underwriting discount. ZoomInfo HoldCo purchased from ZoomInfo OpCo 48,528,783 newly issued OpCo Units for an aggregate of $966.9 million. The issuance and sale of such newly issued OpCo Units by ZoomInfo OpCo to ZoomInfo HoldCo correspondingly diluted the ownership interests of our pre-IPO owners in ZoomInfo OpCo. See “Principal Stockholders” for more information regarding the proceeds from the IPO that were paid to our directors and named executive officers. In addition, ZoomInfo Technologies Inc. used a portion of the net proceeds from the IPO (including from the exercise by the underwriters of their option to purchase additional shares of Class A common stock) (i) to purchase newly issued HoldCo Units from ZoomInfo HoldCo, which in turn purchased the same number of newly issued OpCo Units from ZoomInfo OpCo, (ii) to purchase OpCo Units from certain Pre-IPO OpCo Unitholders; and (iii) to fund merger consideration payable to certain Pre-IPO Blocker Holders in connection with the Blocker Mergers. The foregoing purchases of OpCo Units were at a price per unit equal to the initial public offering price per share of Class A common stock in the IPO, less the underwriting discount. Upon each purchase of HoldCo Units or OpCo Units, the corresponding shares of Class B common stock were canceled. ZoomInfo Technologies Inc. contributed the OpCo Units it received in the Blocker Mergers to ZoomInfo HoldCo in exchange for a corresponding number of newly issued HoldCo Units. The number of outstanding OpCo Units of ZoomInfo OpCo equals the aggregate number of outstanding shares of Class A common stock, Class B common stock, and Class C common stock. ZoomInfo Technologies Inc. holds, indirectly through ZoomInfo HoldCo, a number of OpCo Units that is equal to the number of shares of Class A common stock that it has issued, a relationship that we believe fosters transparency because it results in a single share of Class A common stock representing (albeit indirectly) the same percentage equity interest in ZoomInfo OpCo as a single OpCo Unit.
In connection with the Reorganization Transactions, we entered into two tax receivable agreements. We entered into (i) the Exchange Tax Receivable Agreement with certain of our Pre-IPO OpCo Unitholders and (ii) the Reorganization Tax Receivable Agreement with the Pre-IPO Blocker Holders. These tax receivable agreements provide for the payment by members of the ZoomInfo Tax Group to certain pre-IPO owners and certain Pre-IPO HoldCo Unitholders of 85% of the benefits, if any, that the ZoomInfo Tax Group is deemed to realize (calculated using certain assumptions) as a result of certain tax attributes and benefits covered by the tax receivable agreements. The Exchange Tax Receivable Agreement provides for the payment by members of the ZoomInfo Tax Group to certain Pre-IPO OpCo Unitholders and certain Pre-IPO HoldCo Unitholders of 85% of the benefits, if any, that the ZoomInfo Tax Group is deemed to realize (calculated using certain assumptions) as a result of (i) the ZoomInfo Tax Group’s allocable share of existing tax basis acquired in the IPO and (ii) increases in the ZoomInfo Tax Group’s allocable share of existing tax basis and tax basis adjustments that will increase the tax basis of the tangible and intangible assets of the ZoomInfo Tax Group as a result of sales or exchanges of OpCo Units for shares of Class A common stock after the IPO, and certain other tax benefits, including tax benefits attributable to payments under the Exchange Tax Receivable Agreement. The Reorganization Tax Receivable Agreement provides for the payment by ZoomInfo Technologies Inc. to Pre-IPO Blocker Holders and certain Pre-IPO HoldCo Unitholders of 85% of the benefits, if any, that the ZoomInfo Tax Group is deemed to realize (calculated using certain assumptions) as a result of the ZoomInfo Tax Group’s utilization of certain tax attributes of the Blocker Companies (including the ZoomInfo Tax Group’s allocable share of existing tax basis acquired in the Reorganization Transactions), and certain other tax benefits, including tax benefits attributable to payments under the Reorganization Tax Receivable Agreement. In each case, these increases in existing tax basis and the tax basis adjustments generated over time may increase (for tax purposes) depreciation and amortization deductions and, therefore, may reduce the amount of tax that the ZoomInfo Tax Group would otherwise be required to pay in the future. Actual tax benefits realized by the ZoomInfo

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Tax Group may differ from tax benefits calculated under the tax receivable agreements as a result of the use of certain assumptions in the tax receivable agreements, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits. This payment obligation is an obligation of members of the ZoomInfo Tax Group, but not of ZoomInfo OpCo. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreements.”
ZoomInfo OpCo used the proceeds it received through ZoomInfo HoldCo from the IPO to redeem and cancel all outstanding Series A Preferred Units, to repay our second lien term loans, to repay outstanding borrowings under our first lien revolving credit facility, and for general corporate purposes. See “Certain Relationships and Related Person Transactions—Purchase of OpCo Units and Payment of Blocker Merger Consideration.”
We refer to the foregoing transactions as the “IPO Transactions.”

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USE OF PROCEEDS
We will not receive any cash proceeds from the issuance of any shares of our Class A common stock pursuant to this prospectus, although we will acquire the OpCo Units or HoldCo Units, as applicable, exchanged for shares of Class A common stock that are issued to a Continuing Class P Unitholder and Continuing HSKB Phantom Unitholder.

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DIVIDEND POLICY
We have no current plans to pay dividends on our Class A common stock or Class C common stock. Holders of our Class B common stock do not have any right to receive dividends, or to receive a distribution upon a liquidation, dissolution, or winding up of ZoomInfo Technologies Inc., with respect to their Class B common stock. The declaration, amount, and payment of any future dividends on shares of Class A common stock or Class C common stock is at the sole discretion of our board of directors, and we may reduce or discontinue entirely the payment of such dividends at any time. Our board of directors may take into account general and economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.
ZoomInfo Technologies Inc. is a holding company and has no material assets other than its ownership of HoldCo Units. ZoomInfo HoldCo is a holding company and has no material assets other than its ownership of OpCo Units. The limited liability company agreement of ZoomInfo OpCo provides that certain distributions to cover the taxes of the ZoomInfo Tax Group and the other holders of OpCo Units and Class P Units will be made based upon assumed tax rates and other assumptions provided in the limited liability company agreement. See “Certain Relationships and Related Person Transactions—ZoomInfo OpCo Amended and Restated Limited Liability Company Agreement.” The manager of ZoomInfo HoldCo has broad discretion to make distributions out of ZoomInfo HoldCo. In the event ZoomInfo Technologies Inc. declares any cash dividend, we expect that the manager of ZoomInfo HoldCo would cause ZoomInfo HoldCo to cause ZoomInfo OpCo to make distributions to ZoomInfo HoldCo, which in turn will make distributions to ZoomInfo Technologies Inc., in an amount sufficient to cover such cash dividends declared by us. If ZoomInfo OpCo makes such distributions to ZoomInfo HoldCo and ZoomInfo HoldCo makes such distributions to ZoomInfo Technologies Inc., the other holders of OpCo Units, HoldCo Units, and certain Class P Units will also be entitled to receive the respective equivalent pro rata distributions in accordance with the percentages of their respective limited liability company interests.
We anticipate that cash received by ZoomInfo HoldCo may, in certain periods, exceed its liabilities, including tax liabilities, and obligations to make payments under the tax receivable agreements. We expect that ZoomInfo HoldCo will use any such excess cash from time to time to acquire additional newly issued OpCo Units from ZoomInfo OpCo at a per unit price determined by reference to the market value of the Class A common stock; to pay dividends, which may include special dividends, on our Class A common stock and Class C common stock; to fund repurchases of our Class A common stock; or any combination of the foregoing. Our board of directors, in its sole discretion, will make any determination with respect to the use of any such excess cash. We also expect, if necessary, to undertake ameliorative actions, which may include pro rata or non-pro rata reclassifications, combinations, subdivisions, or adjustments of outstanding OpCo Units, or declare a stock dividend on our Class A common stock and Class C common stock of an aggregate number of additional newly issued shares that corresponds to the number of additional OpCo Units that ZoomInfo HoldCo is acquiring, to maintain one-to-one parity between OpCo Units and shares of Class A common stock, Class B common stock, and Class C common stock. See “Risk Factors—Risks Related to Our Organizational Structure—ZoomInfo Technologies Inc. is a holding company, its only material asset is its interest in ZoomInfo HoldCo, which is a holding company whose only material asset is its interest in ZoomInfo OpCo, and ZoomInfo Technologies Inc. is accordingly dependent upon distributions from ZoomInfo OpCo through ZoomInfo HoldCo to pay taxes, make payments under the tax receivable agreements, and pay dividends.”
The agreement governing our secured credit facilities contains a number of covenants that restrict, subject to certain exceptions, certain of our subsidiaries’ ability to pay dividends to us. See “Description of Certain Indebtedness.”
Any financing arrangements that we enter into in the future may include restrictive covenants that limit our ability to pay dividends. In addition, ZoomInfo OpCo is generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of ZoomInfo OpCo (with certain exceptions) exceed the fair value of its assets. Subsidiaries of ZoomInfo OpCo are generally subject to similar legal limitations on their ability to make distributions to ZoomInfo OpCo.
Since its formation in November 2019, ZoomInfo Technologies Inc. has not paid any dividends to holders of its

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outstanding common stock. In 2018 and 2019 and during the six months ended June 30, 2020, ZoomInfo OpCo made cash distributions to equity partners in an aggregate amount of $93.4 million, $16.5 million, and $6.8 million, respectively.

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CAPITALIZATION
The following table sets forth our consolidated cash and cash equivalents and capitalization as of June 30, 2020.
Cash and cash equivalents are not components of our total capitalization. You should read this table together with the other information contained in this prospectus, including “Organizational Structure,” “Unaudited Pro Forma Combined and Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical financial statements and related notes thereto included elsewhere in this prospectus.

June 30, 2020
ZoomInfo Technologies Inc.
($ in millions, except share amounts)
Cash and cash equivalents	$259.1
Debt:
First lien revolving credit facility(1)	—
First lien term loans(2)	743.7
Total debt	743.7
Equity:
Class A common stock, $0.01 par value per share, 2,500,000,000 shares authorized and 51,994,291 shares issued and outstanding(3)	0.5
Class B common stock, $0.01 par value per share, 500,000,000 shares authorized and 239,153,213 shares issued and outstanding(4)	2.4
Class C common stock, $0.01 par value per share, 300,000,000 shares authorized and 98,106,387 shares issued and outstanding(5)	1.0
Additional paid-in capital	406.9
Accumulated other comprehensive income (loss)	(2.8)
Retained earnings (accumulated deficit)	(20.4)
Non-controlling interest	457.9
Total equity	845.5
Total capitalization	$1,589.2
________________
(1)As of June 30, 2020, we had no borrowings and no outstanding letters of credit under our first lien revolving credit facility. In connection with the IPO, on June 8, 2020, we used a portion of the net proceeds from the IPO to repay $35.0 million of outstanding borrowings under our first lien revolving credit facility. For a further description of our first lien credit agreement, see “Description of Certain Indebtedness.”
(2)Represents the $756.4 million aggregate principal amount of our first lien term loans, net of unamortized discounts and issuance costs. Our first lien term loans mature on February 1, 2026. In June 2020, we used a portion of the net proceeds from the IPO to prepay $100.0 million aggregate principal amount of the outstanding first lien term loans, including accrued interest thereon. For a further description of our first lien credit agreement, see “Description of Certain Indebtedness.”
(3)Does not reflect 17,179,135 shares of our Class A common stock sold by the selling stockholders in the Secondary Offering.
(4)The shares of Class B common stock have no economic rights but each share entitles the holder to ten votes (for so long as the aggregate number of outstanding shares of our Class B common stock and Class C common stock represents at least 5% of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share) on all matters on which stockholders of ZoomInfo Technologies Inc. are entitled to vote generally. Does not reflect 10,655,101 shares of our Class B common stock canceled in connection with the Secondary Offering.
(5)The shares of Class C common stock have the same economic rights as shares of Class A common stock, but each share entitles the holder to ten votes (for so long as the aggregate number of outstanding shares of our Class B common stock and Class C common stock represents at least 5% of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share upon the automatic conversion of our Class C common stock into shares of Class A common stock) on all matters on which stockholders of ZoomInfo Technologies Inc. are entitled to vote generally. Does not reflect 6,524,034 shares of our Class C common stock converted and retired in connection with the Secondary Offering.

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UNAUDITED PRO FORMA COMBINED AND CONSOLIDATED FINANCIAL INFORMATION
The following unaudited pro forma combined and consolidated statement of operations for the year ended December 31, 2019 and the six months ended June 30, 2020 give pro forma effect to the Zoom Information Acquisition, the Reorganization Transactions, and the IPO Transactions (collectively, the “Transactions”).
The pro forma adjustments related to the Zoom Information Acquisition are described in the notes to the unaudited pro forma combined and consolidated statement of operations for the year ended December 31, 2019 and primarily include:
•the issuance of the first lien and second lien term loans to fund the Zoom Information Acquisition and refinancing our pre-existing term loans; and
•the amortization of acquired intangibles and acquisition-related unearned revenue adjustments.
The pro forma adjustments related to the Reorganization Transactions are described in the notes to the unaudited pro forma combined and consolidated financial information and primarily include:
•the amendment and restatement of ZoomInfo Technologies Inc.’s certificate of incorporation to, among other things, (i) provide for Class A, Class B, and Class C common stock and (ii) issue shares of Class B common stock to the Pre-IPO OpCo Unitholders and the Pre-IPO HoldCo Unitholders equal to the number of OpCo Units and HoldCo Units they own, respectively;
•the Blocker Mergers and the issuance of shares of Class C common stock to the Pre-IPO Blocker Holders;
•the approximate 69.5% non-controlling interest in ZoomInfo OpCo represented by OpCo Units not held by ZoomInfo HoldCo after the completion of the Reorganization Transactions and prior to the IPO Transactions; and
•the approximate 5.4% non-controlling interest in ZoomInfo HoldCo represented by HoldCo Units not held by ZoomInfo Technologies Inc. after the completion of the Reorganization Transactions and prior to the IPO Transactions.
The pro forma adjustments related to the IPO Transactions are described in the notes to the unaudited pro forma combined and consolidated financial information and primarily include:
•the issuance of 51,175,000 shares of our Class A common stock in the IPO and the receipt of net proceeds of approximately $1,019.6 million, based on the initial public offering price of $21.00 per share in the IPO, after deducting the underwriting discount and estimated unpaid offering expenses;
•the redemption of all 51.75 million outstanding Series A Preferred Units for $274.2 million;
•the payment of $380.6 million to repay all amounts outstanding under our second lien term loans, which includes related prepayment premiums of approximately $3.7 million and accrued interest of approximately $6.9 million; and
•the payment of $35.0 million to repay all outstanding borrowings under our first lien revolving credit facility.
The unaudited pro forma combined and consolidated statements of operations for the year ended December 31, 2019 and the six months ended June 30, 2020 give pro forma effect to the Transactions as if they had occurred on January 1, 2019. No pro forma combined and consolidated balance sheet as of June 30, 2020 is necessary to reflect the Transactions as the Transactions are fully reflected in ZoomInfo Technologies Inc.’s historical consolidated balance sheet as of June 30, 2020.
ZoomInfo Technologies Inc.’s historical consolidated financial information has been derived from its consolidated financial statements and accompanying notes included elsewhere in this prospectus. ZoomInfo OpCo’s historical consolidated financial information has been derived from its consolidated financial statements and

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accompanying notes included elsewhere in this prospectus. Pre-Acquisition ZI’s historical consolidated financial information has been derived from its consolidated financial statements and accompanying notes included elsewhere in this prospectus. Because ZoomInfo Technologies Inc. was formed on November 14, 2019 and had no material assets or results of operations until the completion of the IPO, its historical financial information is not included in the unaudited pro forma combined and consolidated financial information for the year ended December 31, 2019.
The unaudited pro forma combined and consolidated financial information was prepared in accordance with Article 11 of Regulation S-X, using the assumptions set forth in the notes to the unaudited pro forma combined and consolidated financial information. The unaudited pro forma combined and consolidated financial information has been adjusted to give effect to events that are (i) directly attributable to the Transactions, (ii) factually supportable, and (iii) expected to have a continuing impact on the statement of operations.
As a public company, we are implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal, and administrative personnel, increased auditing and legal expenses, and other related costs. Due to the scope and complexity of these activities, the amount of these costs could increase or decrease materially and would be based on subjective estimates and assumptions that could not be factually supported. We have not included any pro forma adjustments related to these costs.
The unaudited pro forma combined and consolidated financial information is provided for informational purposes only and is not necessarily indicative of the operating results that would have occurred if the Transactions had been completed as of the dates set forth above, nor is it indicative of our future results. The unaudited pro forma combined and consolidated financial information also does not give effect to the potential impact of any anticipated synergies, operating efficiencies, or cost savings that may result from the Transactions or any integration costs that do not have a continuing impact.
The unaudited pro forma combined and consolidated financial information should be read together with “Organizational Structure,” “Capitalization,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical financial statements and related notes thereto and the historical financial statements of Pre-Acquisition ZI and related notes thereto, each included elsewhere in this prospectus.

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UNAUDITED PRO FORMA COMBINED AND CONSOLIDATED
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2019
($ in millions, except per share data)

	Historical		Pro Forma Adjustments
	ZoomInfo OpCo(a)	Pre-Acquisition ZI(b)	Zoom Information Acquisition(c)	Reorganization Transactions		IPO Transactions		Pro Forma Combined
Revenue	$293.3	$9.7	$31.6					$334.6

Cost of service:
Cost of service	43.6	0.3	—	—		9.8	(i)	53.7
Amortization of acquired technology	25.0	0.6	1.2	—		—		26.8
Gross profit	224.7	8.8	30.4	—		(9.8)		254.1

Operating expenses:
Sales and marketing	90.2	3.5	(0.1)	—		19.3	(i)	112.9
Research and development	30.1	1.7	(0.1)	—		1.1	(i)	32.8
General and administrative	35.1	1.7	(0.1)	—		4.9	(i)	41.6
Amortization of other acquired intangibles	17.6	0.2	0.8	—		—		18.6
Restructuring and transaction-related expenses	15.6	—	(1.2)	—		—		14.4
Income (loss) from operations	36.1	1.7	31.1	—		(35.1)		33.8
Interest expense, net	102.4	1.0	8.0	—		(39.3)	(f)	72.1
Loss on debt extinguishment	18.2	—	—	—		—		18.2
Other income, net	—	—	—	—		—		—
Income (loss) before income taxes	(84.5)	0.7	23.1	—		4.2		(56.5)
Provision for (benefit from) income taxes(d)	6.5	0.1	(2.0)	—		(1.2)		3.4
Net income (loss)	$(78.0)	$0.8	$21.1	—		$3.0		$(53.1)
Less: Net income (loss) attributable to the non-controlling interest				(39.9)	(e)	7.3	(e)	(32.6)
Net income (loss) attributable to ZoomInfo Technologies Inc.				$39.9		$(4.3)		$(20.5)
Net income (loss) per Class A and Class C shares–basic and diluted(g)(h)								$(0.14)
Shares used in basic and diluted per share calculations(g)(h)								150,160,371
See accompanying notes to unaudited pro forma combined and consolidated financial information.

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UNAUDITED PRO FORMA CONSOLIDATED
STATEMENT OF OPERATIONS
For the Six Months Ended June 30, 2020
($ in millions, except per share data)

		Pro Forma Adjustments
	ZoomInfo Technologies Inc.	Reorganization Transactions		IPO Transactions		Pro Forma
Revenue	$213.1					$213.1

Cost of service:
Cost of service	43.0			$4.8	(i)	47.8
Amortization of acquired technology	11.2					11.2
Gross profit	158.9	—		(4.8)		154.1

Operating expenses:
Sales and marketing	93.6			9.7	(i)	103.3
Research and development	26.3			0.7	(i)	27.0
General and administrative	28.2			2.4	(i)	30.6
Amortization of other acquired intangibles	9.3					9.3
Restructuring and transaction-related expenses	12.4					12.4
Income (loss) from operations	(10.9)	—		(17.6)		(28.5)
Interest expense, net	49.6			(21.0)	(f)	28.6
Loss on debt extinguishment	14.9					14.9
Other income, net	—					—
Income (loss) before income taxes	(75.4)	—		3.4		(72.0)
Provision for (Benefit from) income taxes(d)	13.3			(1.1)		12.2
Net income (loss)	$(62.1)	—		$2.3		$(59.8)
Less: Net income (loss) attributable to the non-controlling interest	(41.7)	(2.5)	(e)	7.4	(e)	(36.8)
Net income attributable to ZoomInfo Technologies Inc.	$(20.4)	$2.5		$(5.1)		$(23.0)

Net income (loss) per Class A and Class C shares–basic and diluted(g)(h)						$(0.15)
Shares used in basic per share calculations(g)(h)						150,160,371
See accompanying notes to unaudited pro forma combined and consolidated financial information.

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PURSUANT TO 17 C.F.R. SECTION 200.83
Notes to Unaudited Pro Forma Combined and Consolidated Financial Information
(a)ZoomInfo Technologies Inc. was formed on November 14, 2019, and had no results of operations until the completion of the IPO. Therefore, its historical results of operations are not shown in a separate column in the unaudited pro forma combined and consolidated statement of operations for the year ended December 31, 2019.
(b)Pre-Acquisition ZI’s financial statements presented in the unaudited pro forma combined and consolidated statement of operations for the year ended December 31, 2019 reflect the historical results of operations for the period from January 1, 2019 through January 31, 2019. The operating results of Pre-Acquisition ZI from the February 1, 2019 date of the Zoom Information Acquisition have been included in our historical results of operations for the year ended December 31, 2019. Certain reclassifications have been made to align the financial statements of Pre-Acquisition ZI to those of ZoomInfo OpCo as follows:

($ in millions)	Pre-Acquisition ZI	Reclassifications	Pre-Acquisition ZI as Adjusted
Cost of service / revenue	$0.9	$(0.6)	$0.3
Amortization of acquired technology	—	0.6	0.6
Sales and marketing	3.3	0.2	3.5
Research and development	1.7	—	1.7
General and administrative	1.6	0.1	1.7
Depreciation and amortization	0.5	(0.5)	—
Amortization of other acquired intangibles	—	0.2	0.2
(c)In accordance with the rules of Article 11 of Regulation S-X, the following pro forma adjustments were made relating to the Zoom Information Acquisition:
(1)The adjustment to revenue represents the removal of the fair value adjustments to historical Pre-Acquisition ZI’s unearned revenue. The adjustment is removed because it will not have a continuing impact on the financial results of the combined company.
(2)The adjustment to amortization of acquired technology and amortization of intangible assets represents the incremental amortization expense resulting from the allocation of purchase consideration to definitive-lived intangible assets subject to amortization.
(3)Operating expenses were adjusted to recognize an increase in depreciation expense resulting from the fair value adjustments to acquired property and equipment.
(4)The adjustment to interest expense reflects (x) the elimination of interest expense incurred by Pre-Acquisition ZI related to the long-term debt included in Pre-Acquisition ZI’s historical financial statements, which was paid in full at the time of the Zoom Information Acquisition, and (y) the addition of interest expense as a result of borrowing $865.0 million under our first lien term loan facility and $370.0 million under our second lien term loan facility associated with the acquisition of Pre-Acquisition ZI and a refinancing of the term loans included in ZoomInfo OpCo’s historical financial statements, in each case as if the borrowings had occurred on January 1, 2019. Borrowings under our first lien term loan facility bear interest at LIBOR plus the applicable rate of 4.5% and borrowings under our second lien term loan facility bear interest at LIBOR plus the applicable rate of 8.5%. If the interest rates differed from the rates used in the pro forma interest expense by 0.125%, the pro forma interest expense adjustment would have increased or decreased by approximately $130,000.
(5)Direct, incremental transaction costs related to the Zoom Information Acquisition, which are reflected in our consolidated results of operations for the year ended December 31, 2019, are removed from restructuring and transaction related expenses as they will not have a continuing impact on the financial results of the combined company.

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(d)ZoomInfo OpCo is a limited liability company and is treated as a partnership for U.S. federal and most applicable state and local income tax purposes. As a result, it is not liable for U.S. federal or state and local income taxes in most jurisdictions in which we operate, and the income, expenses, gains and losses are reported on the returns of its members. It is subject to local income tax in certain jurisdictions in which it is not treated like a partnership, where it pays income taxes. Upon completion of the Reorganization Transactions, ZoomInfo Technologies Inc. became subject to U.S. federal income taxes, in addition to state and local taxes with respect to its allocable share of any taxable income from ZoomInfo OpCo. As a result, the unaudited pro forma consolidated statements of operations reflect adjustments to our income tax expense of $1.2 million for the year ended December 31, 2019 and $1.3 million for the six months ended June, 2020.
(e)Upon completion of the Reorganization Transactions, ZoomInfo Technologies Inc. had control over ZoomInfo HoldCo, which became the sole managing member of ZoomInfo OpCo. As a result, ZoomInfo Technologies Inc. owns approximately 94.6% of the economic interest in ZoomInfo HoldCo, but has 100% of the voting power and controls the management of ZoomInfo HoldCo, and ZoomInfo HoldCo owns approximately 30.5% of the economic interest in ZoomInfo OpCo, but has 100% of the voting power and controls the management of ZoomInfo OpCo. Immediately following the Reorganization Transactions, the ownership percentage held by the non-controlling interest and the net loss attributable to the non-controlling interest represented approximately 71.1% of net loss before the provision for income taxes.
Upon completion of the Reorganization and IPO Transactions, ZoomInfo Technologies Inc. owned approximately 97.3% of the economic interest in ZoomInfo HoldCo, and retained 100% of the voting power and controlled the management of ZoomInfo HoldCo, and ZoomInfo HoldCo owned approximately 39.7% of the economic interest in ZoomInfo OpCo, and retained 100% of the voting power and control the management of ZoomInfo OpCo. Immediately following the IPO Transactions, the ownership percentage held by the non-controlling interest and the net loss attributable to the non-controlling interest represented approximately 61.4% of net loss before the provision for income taxes.
Pro forma net income (loss) attributable to non-controlling interests as a result of the Reorganization Transactions is calculated as follows:

	Year Ended December 31,	Six Months Ended June 30,
($ in millions)	2019	2020
Historical net income (loss) from ZoomInfo OpCo	$(78.0)	$(62.1)
Historical net income from Pre-Acquisition ZI	0.8	—
Pro forma net income from Zoom Information Acquisition	21.1	—
Pro forma net income (loss) prior to the Reorganization Transactions	(56.1)	(62.1)
Non-controlling interest ownership immediately following the Reorganization Transactions	71.1%	71.1%
Net income (loss) attributable to non-controlling interests immediately following the Reorganization Transactions	$(39.9)	$(44.2)

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Pro forma net income (loss) attributable to non-controlling interests as a result of the IPO Transactions is calculated as follows:

	Year Ended December 31,	Six Months Ended June 30,
($ in millions)	2019	2020
Pro forma net income (loss) prior to the Reorganization Transactions	$(56.1)	$(62.1)
Reduction in non-controlling interest ownership due to the IPO Transactions	(9.7)%	(9.7)%
Reduction in net income (loss) attributable to non-controlling interest due to the IPO Transactions	5.4	6.0

Pro forma adjustments to net income (loss) from the IPO Transactions	3.0	2.3
Non-controlling interest ownership immediately following the IPO Transactions	61.4%	61.4%
Non-controlling interest in the pro forma adjustments to net income (loss) from the IPO Transactions	1.8	1.4

Total net income (loss) attributable to non-controlling interest immediately following the IPO Transactions	$7.2	$7.4
(f)Reflects a reduction in interest expense of $39.3 million and $21.0 million for the year ended December 31, 2019 and six months ended June 30, 2020, respectively, including the related accretion of original issue discount and amortization of deferred financing costs, as a result of the repayment of the second lien term loans, as if such repayment occurred on January 1, 2019.
(g)The basic and diluted pro forma net income (loss) per share of Class A and Class C common stock represents net income (loss) attributable to ZoomInfo Technologies Inc. divided by the combination of 98.1 million shares of Class C common stock owned by the Pre-IPO Blocker Holders after giving effect to the Reorganization Transactions and approximately 51.2 million shares of Class A common stock sold in the IPO. Other equity instruments that are convertible into our Class A common stock are excluded as they are anti-dilutive.
(h)The shares of Class B common stock do not share in our earnings and are therefore not included in the weighted-average shares outstanding or net loss per share.
(i)Reflects the increased equity-based compensation expense after giving effect to the completion of the IPO. The adjustments to the unaudited pro forma consolidated statements of operations reflect the additional expense that we expect to record that will have a continuing impact on the Company’s operations and excludes the expense that will be incurred as an immediate result of the IPO. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Equity-Based Compensation” for additional information. As discussed in the notes to the unaudited pro forma consolidated statements of operations, certain Class P Units have accelerated vesting upon completion of the IPO, and additional expense for the HSKB Incentive Units and HSKB Phantom awards is recorded in periods following the IPO in accordance with the time vesting provisions of the applicable underlying awards once the units can be exchanged for common stock in the Company after an initial public offering. Previously, the awards only vested upon a sale of 90% of the equity of ZoomInfo OpCo.

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SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
The following tables present the selected historical consolidated financial data for ZoomInfo OpCo and its subsidiaries and ZoomInfo Technologies Inc. and its subsidiaries for the periods and the dates indicated. ZoomInfo Technologies Inc. is a holding company, and its sole material asset is a controlling equity interest in ZoomInfo HoldCo, which is a holding company whose sole material asset is a controlling equity interest in ZoomInfo OpCo. ZoomInfo Technologies Inc. operates and controls all of the business and affairs of ZoomInfo OpCo through ZoomInfo HoldCo and, through ZoomInfo OpCo and its subsidiaries, conducts our business. ZoomInfo OpCo is the predecessor of ZoomInfo Technologies Inc. for financial reporting purposes following the completion of the IPO. As a result, the consolidated financial statements of ZoomInfo Technologies Inc. recognized the assets and liabilities received in the reorganization at their historical carrying amounts, as reflected in the historical financial statements of ZoomInfo OpCo. ZoomInfo Technologies Inc. consolidates ZoomInfo OpCo through ZoomInfo HoldCo in its consolidated financial statements and records a non-controlling interest related to the OpCo Units and HoldCo Units held by our pre-IPO owners on its consolidated balance sheet and statement of operations.
The selected consolidated statements of operations data and selected consolidated statements of cash flows data presented below for the years ended December 31, 2018 and December 31, 2019 and the selected consolidated balance sheet data presented below as of December 31, 2018 and December 31, 2019 have been derived from the consolidated financial statements of ZoomInfo OpCo included elsewhere in this prospectus. The selected historical consolidated financial information of ZoomInfo Technologies Inc. as of June 30, 2020 and for the six months ended June 30, 2019 and 2020 was derived from the unaudited consolidated financial statements of ZoomInfo Technologies Inc. included elsewhere in this prospectus. The unaudited consolidated financial statements of ZoomInfo Technologies Inc. have been prepared on the same basis as the audited consolidated financial statements and, in our opinion, have included all adjustments, which include normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations. The results for any interim period are not necessarily indicative of the results that may be expected for the full year. Share and per share data in the table below has been retroactively adjusted to give effect to the four-for-one stock split, which occurred on May 20, 2020.
Historical results are not necessarily indicative of the results expected for any future period. You should read the selected historical consolidated financial data below, together with our audited consolidated financial statements and related notes thereto, the audited consolidated financial statements of Pre-Acquisition ZI and related notes thereto, the audited consolidated financial statements of ZoomInfo Technologies Inc. and related notes thereto, and our unaudited consolidated financial statements and related notes thereto, each included elsewhere in this prospectus, as well as “Summary—Summary Historical and Pro Forma Financial and Other Data,” “Organizational Structure,” “Unaudited Pro Forma Combined and Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness,” and the other financial information appearing elsewhere in this prospectus.

	Year Ended December 31,		Six Months Ended June 30,
($ in millions)	2018	2019	2019	2020

Statements of Operations Data:
Revenue	$144.3	$293.3	$123.1	$213.1
Cost of service(1)	30.1	43.6	19.3	43.0
Amortization of acquired technology	7.7	25.0	13.0	11.2
Gross profit	$106.5	$224.7	$90.8	$158.9

Operating expenses:
Sales and marketing(1)	$42.4	$90.2	$38.8	$93.6
Research and development(1)	6.1	30.1	14.1	26.3
General and administrative(1)	20.8	35.1	16.8	28.2
Amortization of other acquired intangibles	7.0	17.6	8.3	9.3

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	Year Ended December 31,		Six Months Ended June 30,
($ in millions)	2018	2019	2019	2020

Restructuring and transaction-related expenses	3.6	15.6	9.0	12.4
Total operating expenses	$79.9	$188.6	$87.0	$169.8
Income from operations	$26.6	$36.1	$3.8	$(10.9)

Interest expense, net	58.2	102.4	50.4	49.6
Loss on debt extinguishment	—	18.2	18.2	14.9
Other (income) expenses, net (2)	(0.1)	—	—	—
Income (loss) before income taxes	$(31.5)	$(84.5)	$(64.8)	$(75.4)

Benefit from income taxes	2.9	6.5	4.7	13.3
Net income (loss)	$(28.6)	$(78.0)	$(60.1)	$(62.1)

Pro forma:
Net loss and per share information (unaudited)
Provision for income taxes		$3.4		$12.2
Net loss		(53.1)		(59.8)
Net income (loss) attributable to ZoomInfo Technologies Inc.		(20.5)		(23.0)
Basic and diluted net income (loss) per share		(0.14)		(0.15)
Shares used in basic and diluted per share calculations		150,160,371		150,160,371

Balance Sheet Data (at period end):
Cash and cash equivalents	$9.0	$41.4	$29.0	$259.1
Total assets	591.0	1,561.9	1,508.0	1,981.6
Long-term debt (including current portion)	633.7	1,203.3	1,205.3	743.7
Unearned revenue (including current portion)	52.5	159.1	130.3	172.1
Total liabilities	710.1	1,575.5	1,508.5	1,136.1
Temporary equity	—	200.2	200.2	—
Permanent equity	(119.1)	(213.8)	(200.7)	845.5

Statements of Cash Flows Data:
Net cash provided by operating activities	$43.8	$44.4	$8.9	$53.6
Net cash used in investing activities	(13.1)	(736.7)	(721.1)	(8.2)
Net cash provided by (used in) financing activities	(29.9)	725.8	733.3	172.3

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(1)Includes equity-based compensation expense, as follows:

	Year Ended December 31,		Six Months Ended June 30,
($ in millions)	2018	2019	2019	2020
Cost of service	$8.3	$4.0	$1.9	$17.0
Sales and marketing	15.8	11.2	4.1	38.4
Research and development	1.1	4.7	2.9	10.1
General and administrative	7.5	5.2	2.7	10.3
Total equity-based compensation expense	$32.7	$25.1	$11.6	$75.8

(2)Primarily represents foreign exchange remeasurement gains and losses.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus, as well as the information presented under “Selected Historical Consolidated Financial Data” and “Unaudited Pro Forma Combined and Consolidated Financial Information.” This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such difference include, but are not limited to, those identified below and those discussed in the sections titled “Risk Factors” and “Forward-Looking Statements” included elsewhere in this prospectus.
Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.
Overview
ZoomInfo is a leading go-to-market intelligence platform for sales and marketing teams. Our cloud-based platform provides highly accurate and comprehensive information on the organizations and professionals they target. This “360-degree view” enables sellers and marketers to shorten sales cycles and increase win rates by delivering the right message, to the right person, at the right time, to hit their number.
ZoomInfo, formerly known as DiscoverOrg, was co-founded in 2007 by our CEO, Henry Schuck. Henry founded the company to unlock actionable business information and insights to make organizations more successful. Over time, we developed new and innovative methods for gathering and cleansing data and insights using automated processes to scale our capabilities. In February 2019, we acquired Zoom Information, Inc. (“Pre-Acquisition ZI”) and subsequently the combined business has been re-branded as ZoomInfo. Pre-Acquisition ZI developed technologies to gather, parse, and match data at massive scale. We combined Pre-Acquisition ZI’s technology with our technology to deliver more value to customers with our combined platform that provides broader coverage and higher-quality insights.

History of Innovation and Growth

zoominfo
Rebranded ZoomInfo
Zoom Information Acquisition
Carlyle Group Investment
RainKing Acquisition
TA Associates & 22C Capital Investment
DiscoverOrg Founded
$59M
2016 Revenue
$88M
2017 Revenue
$144M
2018 Revenue
$293M
2019 Revenue
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
Org Charts
Technology Intelligence
Added to App Exchange
Intent by Category
Ideal Customer Profile
ReachOut Extension
Enrich Launch
RainKing Integrated
Corporate Hierarchy
Intent by Topic
Combined Platform
Form Complete
Workflows

ZoomInfo adopted ASC Topic 606, effective January 1, 2018, using the full retrospective method of adoption as if the adoption occurred on January 1, 2017
Horizontal axes ends at December 31, 2019, and does not go beyond this period

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We offer access to our platform on a subscription basis and we generate substantially all of our revenue from sales of subscriptions, which accounted for 99% of revenue for the year ended December 31, 2019. Our subscription fees include the use of our platform and access to customer support. Subscriptions generally range from one to three years in length with over 25% of our ACV being under multi-year agreements. We typically bill our customers at the beginning of each annual or quarterly period and recognize revenue ratably over the term of the subscription period.
We sell our ZoomInfo platform to both new and existing customers. Some existing customers continue to renew their subscriptions to pre-acquisition versions of the Pre-Acquisition ZI and DiscoverOrg solutions. We price our subscriptions based on the functionality, users, and records under management that are included in each product edition. Our paid product editions are Elite, Advanced, and Professional, and we have a free Community Edition.
Our software, insights, and data enable over 16,000 companies to sell and market more effectively and efficiently. Our customers operate in almost every industry vertical, including software, business services, manufacturing, telecommunications, financial services, retail, media and internet, transportation, education, hospitality, and real estate, and range from the largest global enterprises, to mid-market companies, down to small businesses. Many of our customers are software and business services companies. In 2019, approximately 39% and 29% of our customers, as measured by ACV, operated in the software and business services industries, respectively. In 2019, less than 4% of our customers, as measured by ACV, operated in the retail, restaurant, hotel, hospitality, consumer discretionary, airline, or oil and gas industries. Our net annual retention rate was 102% and 109% in 2018 and 2019, respectively. We realized improved net annual retention across all customer types, with a net annual retention rate for enterprise customers, defined as having 1,000 or more employees, of 127% in 2019, an increase from 125% in 2018. While retention activity improved during the six months ended June 30, 2020, relative to the six months ended June 30, 2019, we expect our net annual retention rate to face headwinds in 2020 due to the impact of COVID-19 and associated challenges with increasing sales to existing customers as sales cycles lengthen for larger deals.
For the year ended December 31, 2019, no single customer contributed more than 1% of revenue. We generate less than 10% of revenue from customers outside the United States. As of December 31, 2018, over 380 customers of ZoomInfo and Pre-Acquisition ZI spent more than $100,000 in ACV on a combined basis. As of December 31, 2019, over 580 of our customers spent more than $100,000 in ACV. As of June 30, 2019 and June 30, 2020, over 470 and 650 of our customers, respectively, spent more than $100,000 in ACV.
To address our market opportunity, we have built and continue to tune our efficient go-to-market engine. We have integrated our insights and data into an automated engine with defined processes and specialized roles in order to market and sell our services. We are constantly improving the effectiveness of our engine in order to identify and close more business.
We have experienced rapid organic growth, supplemented by additional growth from acquisitions. We generated revenue of $293.3 million for the year ended December 31, 2019 and Pre-Acquisition ZI generated $9.7 million in revenue for the one-month period ended January 31, 2019 before the Zoom Information Acquisition, as compared to revenue for the year ended December 31, 2018 of $144.3 million and $72.5 million generated by us and Pre-Acquisition ZI, respectively. We generated revenue of $213.1 million for the six months ended June 30, 2020 as compared to revenue of $123.1 million generated by us for the six months ended June 30, 2019 and revenue of $9.7 million generated by Pre-Acquisition ZI for the one-month period ended January 31, 2019.
In addition to our consolidated GAAP financial measures, we review various non-GAAP financial measures, including Allocated Combined Receipts, Adjusted Operating Income, Adjusted Operating Income Margin and Adjusted Net Income. See “—Non-GAAP Financial Measures.” We generated Allocated Combined Receipts of $336.0 million for the year ended December 31, 2019, as compared to $241.2 million in 2018, and $214.8 million for the six months ended June 30, 2020, as compared to $152.4 million for the six months ended June 30, 2019. Our Adjusted Operating Income was $167.1 million for the year ended December 31, 2019, as compared to $83.7 million in 2018, and was $104.0 million for the six months ended June 30, 2020, as compared to $72.9 million in the six months ended June 30, 2019. Our Adjusted Operating Income Margin was 51% for the year ended December 31, 2019, as compared to 57% in 2018, and was 48% for the six months ended June 30, 2020, as compared to 51% for the six months ended June 30, 2019. Allocated Combined Receipts includes activity from Pre-Acquisition ZI and

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other acquisitions during the periods prior to our ownership of them in 2018, 2019, and the six months ended June 30, 2019. Adjusted Operating Income and Adjusted Operating Margin do not include results of operations from acquired entities before their acquisitions.
Reorganization Transactions
ZoomInfo Technologies Inc. was incorporated in November 2019 and, pursuant to a reorganization, became a holding corporation, the principal asset of which is a controlling interest in ZoomInfo HoldCo, which holds a controlling interest in ZoomInfo OpCo. ZoomInfo Technologies Inc. operates and controls all of the business and affairs of ZoomInfo OpCo through ZoomInfo HoldCo and, through ZoomInfo OpCo and its subsidiaries, conducts our business. ZoomInfo Technologies Inc. will consolidate ZoomInfo OpCo through ZoomInfo HoldCo in its consolidated financial statements and will report a non-controlling interest related to the OpCo Units or HoldCo Units held by our pre-IPO owners in our consolidated financial statements.
In connection with the Reorganization Transactions, we executed several reorganization transactions described under “Organizational Structure,” as a result of which the limited liability company agreement of ZoomInfo OpCo was amended and restated to, among other things, reclassify its outstanding preferred and common units into a new class of units that we refer to as “OpCo Units.” A portion of the Class P Units that are held by the Continuing Class P Unitholders remain as Class P Units. Pursuant to the amended and restated limited liability company agreements of ZoomInfo HoldCo and ZoomInfo OpCo, as applicable, the management of ZoomInfo HoldCo is vested in its manager and ZoomInfo HoldCo is the sole managing member of ZoomInfo OpCo.
Pursuant to the amended and restated limited liability company agreement of ZoomInfo OpCo, the Pre-IPO OpCo Unitholders (or certain permitted transferees) have the right (subject to the terms of such limited liability company agreement) to exchange their OpCo Units (together with a corresponding number of shares of Class B common stock) for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, and reclassifications. Pursuant to the amended and restated limited liability company of ZoomInfo HoldCo, the Pre-IPO HoldCo Unitholders (or certain permitted transferees) have the right (subject to the terms of such limited liability company agreement) to exchange their HoldCo Units (together with a corresponding number of shares of Class B common stock) for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, and reclassifications. See “Organizational Structure” and “Certain Relationships and Related Person Transactions.”
Pursuant to our amended and restated certificate of incorporation, at the option of the holder, a share of Class C common stock may be converted into one share of Class A common stock. In addition, each share of Class C common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain affiliate transfers described in our amended and restated certificate of incorporation among the Sponsors, the Founders, and their respective affiliates as of the date of the consummation of the IPO. Each share of Class C common stock will also automatically convert into one share of Class A common stock if, on the record date for any meeting of the stockholders, the aggregate number of outstanding shares of our Class B common stock and Class C common stock is less than 5% of our outstanding shares of common stock. Once converted into Class A common stock, Class C common stock will not be reissued. See “Description of Capital Stock—Common Stock—Class C Common Stock.”
The Pre-IPO OpCo Unitholders and the Pre-IPO HoldCo Unitholders that held voting units before the IPO Transactions and that continue to hold OpCo Units or HoldCo Units, as applicable, hold all of the issued and outstanding shares of our Class B common stock. The shares of Class B common stock have no economic rights but each share entitles the holder to ten votes (for so long as the aggregate number of outstanding shares of our Class B common stock and Class C common stock represents at least 5% of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share) on all matters on which stockholders of ZoomInfo Technologies Inc. are entitled to vote generally. The Pre-IPO Blocker Holders hold all of the issued and outstanding shares of our Class C common stock. The shares of Class C common stock have the same economic rights as shares of Class A common stock, but each share entitles the holder to ten votes (for so long as the aggregate number of outstanding shares of our Class B common stock and Class C common stock represents at least 5% of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share upon the automatic

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conversion of our Class C common stock into shares of Class A common stock) on all matters on which stockholders of ZoomInfo Technologies Inc. are entitled to vote generally. Holders of outstanding shares of our Class A common stock, Class B common stock, and Class C common stock vote as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law. See “Description of Capital Stock—Common Stock.”
Key Factors Affecting Our Performance
We believe that the growth and future success of our business depends on many factors, including the following:
Continuing to Acquire New Customers
We are focused on continuing to grow the number of customers that use our platform. Our operating results and growth prospects will depend in part on our ability to attract new customers. Additionally, acquiring new customers strengthens the power of our contributory network. We will need to continue to invest in our efficient go-to-market effort to acquire new customers. As of December 31, 2018, we had over 11,000 customers on a combined basis, including non-overlapping customers of Pre-Acquisition ZI. As of December 31, 2019, we had over 14,000 customers. As of June 30, 2019 and June 30, 2020, we had over 13,000 and 16,000 customers, respectively. We define a customer as a company that maintains one or more active paid subscriptions to our platform.
Deliver Additional High-Value Solutions to Our Existing Customers
Many of our customers purchase additional high-value solutions as they expand their use of our platform. Customers add additional services and/or upgrade their platform. We believe there is a significant opportunity for expansion with our existing customers through additional solutions.
Expanding Relationships with Existing Customers
Many of our customers increase spending with us by adding users as they increase their use of our platform. Several of our largest customers have expanded the deployment of our platform across their organizations following their initial deployment. We believe there is a significant opportunity to add additional users within our existing customers.
Our ability to expand relationships with existing customers is demonstrated by our net annual retention rate. Our net annual retention rate for the years ended December 31, 2018 and 2019 was 102% and 109%, respectively. We realized improved net annual retention across all customer types, with a net annual retention rate for enterprise customers, defined as having 1,000 or more employees, of 127% in 2019, an increase from 125% in 2018. The net annual retention rate for mid-market customers, defined as having 100 to 999 employees, was 112% in 2019, as compared to 105% in 2018, and the net annual retention rate for small business customers, defined as having fewer than 100 employees, was 87% in 2019, as compared to 78% in 2018. We define annual net revenue retention as the total ACV generated by our customers and customers of Pre-Acquisition ZI at the end of the year divided by the ACV generated by the same group of customers at the end of the prior year. We believe that our ability to retain and grow the subscription revenue generated from our existing customers is an indicator of the long-term value of our customer relationships.
Non-GAAP Financial Measures
In addition to our results determined in accordance with GAAP, we believe certain non-GAAP measures are useful in evaluating our operating performance. These measures include, but are not limited to, Allocated Combined Receipts, Adjusted Operating Income, Adjusted Operating Income Margin, and Adjusted EBITDA, which are used by management in making operating decisions, allocating financial resources, and internal planning and forecasting, and for business strategy purposes. We believe that non-GAAP financial information is useful to investors because it eliminates certain items that affect period-over-period comparability and it provides consistency with past financial performance and additional information about our underlying results and trends by excluding certain items that may not be indicative of our business, results of operations, or outlook.

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Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for the comparable GAAP measures, but rather as supplemental information to our business results. This information should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. There are limitations to these non-GAAP financial measures because they are not prepared in accordance with GAAP and may not be comparable to similarly titled measures of other companies due to potential differences in methods of calculation and items or events being adjusted. In addition, other companies may use different measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP.
Allocated Combined Receipts
We define Allocated Combined Receipts as the combined receipts of our Company and companies that we have acquired allocated to the period of service delivery. We calculate Allocated Combined Receipts as the sum of (i) revenue, (ii) revenue recorded by acquired companies prior to our acquisitions of them, and (iii) the impact of fair value adjustments to acquired unearned revenue related to services billed by an acquired company prior to its acquisition. Management uses this measure to evaluate organic growth of the business period over period, as if the Company had operated as a single entity and excluding the impact of acquisitions or adjustments due to purchase accounting. Organic growth in current and future periods is driven by sales to new customers and the addition of additional subscriptions and functionality to existing customers, offset by customer cancellations or reduced subscriptions upon renewal. We believe that it is important to evaluate growth on this organic basis, as it is an indication of the success of our services from the customer’s perspective that is not impacted by corporate events such as acquisitions or the fair value estimates of acquired unearned revenue. We believe this measure is useful to investors because it illustrates the trends in our organic revenue growth and allows investors to analyze the drivers of revenue on the same basis as management.
The following table presents a reconciliation of Allocated Combined Receipts for the periods presented:

	Year Ended December 31,		Six Months Ended June 30,
($ in millions)	2018	2019	2019	2020
Revenue	$144.3	$293.3	$123.1	$213.1
Impact of fair value adjustments to acquired unearned revenue(a)	2.9	32.2	19.2	1.7
Pre-Acquisition ZI revenue(b)	72.5	9.7	9.7	—
Impact of fair value adjustments to acquired unearned revenue recorded by Pre-Acquisition ZI(c)	14.6	0.1	0.1	—
Pre-acquisition revenue of other acquired companies(d)	6.9	0.6	0.3	—
Allocated Combined Receipts	$241.2	$336.0	$152.4	$214.8
Growth		39%		41%
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(a)Represents the impact of fair value adjustments to acquired unearned revenue relating to services billed by an acquired company, including Pre-Acquisition ZI, prior to our acquisition of that company. These adjustments represent the difference between the revenue recognized based on management’s estimate of fair value of acquired unearned revenue and the receipts billed prior to the acquisition less revenue recognized prior to the acquisition.
(b)Figures include revenue recognized by Pre-Acquisition ZI for the periods prior to our acquisition of Pre-Acquisition ZI.
(c)Primarily represents the impact of fair value adjustments to acquired unearned revenue relating to services billed by a predecessor entity, prior to the acquisition of that predecessor entity by Pre-Acquisition ZI. These adjustments represent the difference between the revenue recognized based on Pre-Acquisition ZI management’s estimate of fair value of acquired unearned revenue and the receipts billed prior to the acquisition less revenue recognized prior to the acquisition.
(d)We acquired the assets of NeverBounce in September 2018. Additionally, Pre-Acquisition ZI acquired Datanyze in September 2018, and Komiko in October 2019. Figures include revenue recognized by these entities for the periods presented prior to their respective acquisitions.

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Allocated Combined Receipts for the year ended December 31, 2019 was $336.0 million, which represented growth of $94.8 million, or 39%, relative to the year ended December 31, 2018. Allocated Combined Receipts for the six months ended June 30, 2020 was $214.8 million, which represented an increase of $62.4 million, or 41%, relative to the six months ended June 30, 2019. We consider this to be our organic growth, representative of the growth in receipts from customers allocated to the period of service delivery. This growth was primarily attributed to sales to new customers in the applicable and preceding periods, while incremental sales to existing customers were mostly offset by cancellations and reductions of subscriptions upon renewal.
Adjusted Operating Income, Adjusted Operating Income Margin, and Adjusted Net Income
We define Adjusted Operating Income as income from operations plus (i) impact of fair value adjustments to acquired unearned revenue, (ii) amortization of acquired technology and other acquired intangibles, (iii) equity-based compensation, (iv) restructuring and transaction-related expenses, and (v) integration costs and acquisition-related compensation. We exclude the impact of fair value adjustments to acquired unearned revenue and amortization of acquired technology and other acquired intangibles, as well as equity-based compensation, because these are non-cash expenses or non-cash fair value adjustments and we believe that excluding these items provides meaningful supplemental information regarding performance and ongoing cash-generation potential. We exclude restructuring and transaction-related expenses, as well as integration costs and acquisition-related compensation, because such expenses are episodic in nature and have no direct correlation to the cost of operating our business on an ongoing basis. Adjusted Operating Income is presented because it is used by management to evaluate our financial performance and for planning and forecasting purposes. Additionally, we believe that it and similar measures are widely used by securities analysts and investors as a means of evaluating a company’s operating performance. Adjusted Operating Income should not be considered as an alternative to operating income as an indicator of operating performance.
We define Adjusted Net Income as Adjusted Operating Income less (i) interest expense, (ii) other (income) expense, net, and (iii) income tax expense (benefit) adjusted for incremental tax effects of adjustments to arrive at Adjusted Operating Income and benefits related to the tax receivable agreements. Adjusted Net Income is presented because it is used by management to evaluate our financial performance and for planning and forecasting purposes. Additionally, we believe that it and similar measures are widely used by securities analysts and investors as a means of evaluating a company’s operating performance. Adjusted Net Income should not be considered as an alternative to cash flows from operating activities as a measure of liquidity or as an alternative to operating income or net income as indicators of operating performance.

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The following table presents a reconciliation of net loss and income from operations to Adjusted Operating Income and Adjusted Net Income for the periods presented:

	Year Ended December 31,		Six Months Ended June 30,
($ in millions)	2018	2019	2019	2020
Net loss	$(28.6)	$(78.0)	$(60.1)	$(62.1)
Provision for taxes	(2.9)	(6.5)	(4.7)	(13.3)
Interest expense, net	58.2	102.4	50.4	49.6
Loss on debt extinguishment	—	18.2	18.2	14.9
Other (income) expense, net(a)	(0.1)	—	—	—
Income from operations	26.6	36.1	3.8	(10.9)
Impact of fair value adjustments to acquired unearned revenue(b)	2.9	32.2	19.2	1.7
Amortization of acquired technology	7.7	25.0	13.0	11.2
Amortization of other acquired intangibles	7.0	17.6	8.3	9.3
Equity-based compensation	32.7	25.1	11.6	75.8
Restructuring and transaction-related expenses(c)	3.6	15.6	9.0	12.4
Integration costs and acquisition-related compensation(d)	3.2	15.5	8.0	4.5
Adjusted Operating Income	$83.7	$167.1	$72.9	$104.0
Interest expense, net	(58.2)	(102.4)	(50.4)	(49.6)
Other (income) expense, net	0.1	—	—	—
Benefit from income taxes	2.9	6.5	4.7	13.3
Tax impacts of adjustments to net income (loss)	(0.3)	(9.3)	(5.6)	(20.5)
Adjusted Net Income	$28.1	$62.0	$21.7	$47.2
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(a)Primarily represents foreign exchange remeasurement gains and losses.
(b)Represents the impact of fair value adjustments to acquired unearned revenue relating to services billed by an acquired company, including Pre-Acquisition ZI, prior to our acquisition of that company. These adjustments represent the difference between the revenue recognized based on management’s estimate of fair value of acquired unearned revenue and the receipts billed prior to the acquisition less revenue recognized prior to the acquisition.
(c)Represents costs directly associated with acquisition or disposal activities, including employee severance and termination benefits, contract termination fees and penalties, and other exit or disposal costs. For the year ended December 31, 2019, this expense related primarily to the acquisition of Pre-Acquisition ZI, including professional fees, severance and acceleration of payments for terminated employees, and accretion related to deferred consideration. For the year ended December 31, 2018, this expense related primarily to Carlyle’s investment in us. For the six months ended June 30, 2020, this expense related primarily to professional fees for the preparation for the IPO. For the six months ended June 30, 2019, this expense related primarily to the acquisition of Pre-Acquisition ZI, including professional fees, severance, and acceleration of payments for terminated employees.
(d)Represents costs directly associated with integration activities for acquisitions and acquisition-related compensation, which includes transaction bonuses and retention awards. For the year ended December 31, 2019, this expense related primarily to activities resulting from the acquisition of Pre-Acquisition ZI, including consulting and professional services costs, cash vesting payments (see Note 4 to our consolidated financial statements included elsewhere in this prospectus), and transaction bonuses and other compensation, as well as expense incurred for retention awards granted upon the Company’s acquisitions of RainKing, NeverBounce, and Komiko. For the year ended December 31, 2018, this expense related primarily to retention awards granted upon our acquisition of RainKing and transaction bonuses paid upon Carlyle’s investment in us. For the six months ended June 30, 2020, this expense related primarily to cash vesting payments from the acquisition of Pre-Acquisition ZI (see Note 4 to our consolidated financial statements included elsewhere in this prospectus). For the six months ended June 30, 2019, this expense related primarily to activities resulting from the acquisition of Pre-Acquisition ZI, including cash vesting payments (see Note 4 to our consolidated financial statements included elsewhere in this prospectus) and transaction bonuses, as well as expense incurred for retention awards granted upon the Company’s acquisitions of RainKing and

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NeverBounce. This expense is included in cost of service, sales and marketing expense, research and development expense, and general and administrative expense as follows:

	Year Ended December 31,		Six Months Ended June 30,
($ in millions)	2018	2019	2019	2020
Cost of service	$0.2	$0.4	$0.1	$0.2
Sales and marketing	0.6	5.8	3.0	1.8
Research and development	0.1	3.9	1.5	2.4
General and administrative	2.3	5.4	3.4	0.1
Total integration costs and acquisition-related compensation	$3.2	$15.5	$8.0	$4.5
We define Adjusted Operating Income Margin as Adjusted Operating Income divided by the sum of revenue and the impact of fair value adjustments to acquired unearned revenue.

	Year Ended December 31,		Six Months Ended June 30,
($ in millions)	2018	2019	2019	2020
Adjusted Operating Income	$83.7	$167.1	$72.9	$104.0

Revenue	144.3	293.3	123.1	213.1
Impact of fair value adjustments to acquired unearned revenue	2.9	32.2	19.2	1.7
Revenue for adjusted operating margin calculation	147.2	325.6	142.3	214.8
Adjusted Operating Income Margin	57%	51%	51%	48%
Adjusted Operating Income for the year ended December 31, 2019 was $167.1 million and represented an Adjusted Operating Income Margin of 51%. Adjusted Operating Income for the year ended December 31, 2018 was $83.7 million and represented an Adjusted Operating Income Margin of 57%. Growth in Adjusted Operating Income in the year ended December 31, 2019 relative to the year ended December 31, 2018 was an increase of $83.5 million, or 100%, and was driven primarily from the growth in revenue that resulted from the acquisition of Pre-Acquisition ZI and additional customers in 2018 and 2019. Adjusted Operating Income Margin decreased to 51% in the year ended December 31, 2019 from 57% in the year ended December 31, 2018 due to the lower margin profile of the Pre-Acquisition ZI business, and investment to drive revenue growth.
Adjusted Operating Income for the six months ended June 30, 2020 was $104.0 million and represented an Adjusted Operating Income Margin of 48%. Adjusted Operating Income for the six months ended June 30, 2019 was $72.9 million and represented an Adjusted Operating Income Margin of 51%. Growth in Adjusted Operating Income for the six months ended June, 2020 relative to the six months ended June 30, 2019 was an increase of $31.1 million, or 43%, and was driven primarily from the growth in revenue that resulted from additional customers in 2019 and 2020. Adjusted Operating Income Margin decreased to 48% in the six months ended June 30, 2020 from 51% in the six months ended June 30, 2019 due to the incremental investment to drive revenue growth and additional resources to operate more effectively as a public company.
Adjusted EBITDA
EBITDA is defined as earnings before debt-related costs, including interest and loss on debt extinguishment, provision for taxes, depreciation, and amortization. Management further adjusts EBITDA to exclude certain items of a significant or unusual nature, including other (income) expense, net, impact of certain non-cash items, such as fair value adjustments to acquired unearned revenue and equity-based compensation, restructuring and transaction-related expenses, and integration costs and acquisition-related compensation. We exclude these items because these are non-cash expenses or non-cash fair value adjustments, which we do not consider indicative of performance and ongoing cash-generation potential or are episodic in nature and have no direct correlation to the cost of operating our business on an ongoing basis. Adjusted EBITDA is presented because it is used by management to evaluate our financial performance and for planning and forecasting purposes. Additionally, we believe that it and similar

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measures are widely used by securities analysts and investors as a means of evaluating a company’s operating performance. Adjusted EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity or as an alternative to operating income or net income as indicators of operating performance.
The following table presents a reconciliation of net loss to Adjusted EBITDA for the periods presented:

	Year Ended December 31,		Six Months Ended June 30,
($ in millions)	2018	2019	2019	2020
Net loss	$(28.6)	$(78.0)	$(60.1)	$(62.1)
Interest expense, net	58.2	102.4	50.4	49.6
Loss on debt extinguishment	—	18.2	18.2	14.9
Benefit from income taxes	(2.9)	(6.5)	(4.7)	(13.3)
Depreciation	2.6	6.1	2.4	4.0
Amortization of acquired technology	7.7	25.0	13.0	11.2
Amortization of other acquired intangibles	7.0	17.6	8.3	9.3
EBITDA	43.9	84.8	27.5	13.6
Other (income) expense, net(a)	(0.1)	—	—	—
Impact of fair value adjustments to acquired unearned revenue(b)	2.9	32.2	19.2	1.7
Equity-based compensation expense	32.7	25.1	11.6	75.8
Restructuring and transaction-related expenses(c)	3.6	15.6	9.0	12.4
Integration costs and transaction-related compensation(d)	3.2	15.5	8.0	4.5
Adjusted EBITDA	$86.2	$173.2	$75.3	$108.0
__________________
(a)Primarily represents foreign exchange remeasurement gains and losses.
(b)Represents the impact of fair value adjustments to acquired unearned revenue relating to services billed by an acquired company, including Pre-Acquisition ZI, prior to our acquisition of that company. These adjustments represent the difference between the revenue recognized based on management’s estimate of fair value of acquired unearned revenue and the receipts billed prior to the acquisition, less revenue recognized prior to the acquisition.
(c)Represents costs directly associated with acquisition or disposal activities, including employee severance and termination benefits, contract termination fees and penalties, and other exit or disposal costs. For the year ended December 31, 2019, this expense related primarily to the acquisition of Pre-Acquisition ZI, including professional fees, severance and acceleration of payments for terminated employees, and accretion related to deferred consideration. For the year ended December 31, 2018, this expense related primarily to Carlyle’s investment in us. For the six months ended June 30, 2020, this expense related primarily to professional fees for the preparation for the IPO. For the six months ended June 30, 2019, this expense related primarily to the acquisition of Pre-Acquisition ZI, including professional fees, severance, and acceleration of payments for terminated employees.
(d)Represents costs directly associated with integration activities for acquisitions and acquisition-related compensation, which includes transaction bonuses and retention awards. For the year ended December 31, 2019, this expense related primarily to activities resulting from the acquisition of Pre-Acquisition ZI, including consulting and professional services costs, cash vesting payments (see Note 4 to our consolidated financial statements included elsewhere in this prospectus), and transaction bonuses and other compensation, as well as expense incurred for retention awards granted upon the Company’s acquisitions of RainKing, NeverBounce, and Komiko. For the year ended December 31, 2018, this expense related primarily to retention awards granted upon our acquisition of RainKing and transaction bonuses paid upon Carlyle’s investment in us. For the six months ended June 30, 2020, this expense related primarily to cash vesting payments from the acquisition of Pre-Acquisition ZI (see Note 4 to our consolidated financial statements included elsewhere in this prospectus). For the six months ended June 30, 2019, this expense related primarily to activities resulting from the acquisition of Pre-Acquisition ZI, including cash vesting payments (see Note 4 to our consolidated financial statements included elsewhere in this prospectus) and transaction bonuses, as well as expense incurred for retention awards granted upon the Company’s acquisitions of RainKing and NeverBounce. This expense is included in cost of service, sales and marketing expense, research and development expense, and general and administrative expense as follows:

	Year Ended December 31,		Six Months Ended June 30,
($ in millions)	2018	2019	2019	2020
Cost of service	$0.2	$0.4	$0.1	$0.2
Sales and marketing	0.6	5.8	3.0	1.8
Research and development	0.1	3.9	1.5	2.4
General and administrative	2.3	5.4	3.4	0.1
Total integration costs and acquisition-related compensation	$3.2	$15.5	$8.0	$4.5

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Adjusted EBITDA for the year ended December 31, 2019 was $173.2 million, an increase of $86.9 million, or 101%, relative to the year ended December 31, 2018. This growth was driven primarily from the growth in revenue that resulted from the acquisition of Pre-Acquisition ZI and additional customers in 2018 and 2019.
Adjusted EBITDA for the six months ended June 30, 2020 was $108.0 million, an increase of $32.7 million, or 43%, relative to the six months ended June 30, 2019. This growth was driven primarily from the growth in revenue that resulted from additional customers in 2019 and 2020.
Factors Affecting the Comparability of Our Results of Operations
As a result of a number of factors, our historical results of operations are not comparable from period to period and may not be comparable to our financial results of operations in future periods. Set forth below is a brief discussion of the key factors impacting the comparability of our results of operations.
Impact of the Reorganization Transactions
ZoomInfo Technologies Inc. is a corporation for U.S. federal and state income tax purposes. Our accounting predecessor, ZoomInfo OpCo, was and is treated as a flow-through entity for U.S. federal income tax purposes, and as such, only certain subsidiaries that were organized as corporations for U.S. federal income tax purposes have been subject to U.S. federal income tax at the entity level historically. Accordingly, unless otherwise specified, the historical results of operations and other financial information set forth in this prospectus only include a provision for U.S. federal income tax for income allocated to those subsidiaries that were organized as corporations for U.S. federal income tax purposes. Following the IPO, ZoomInfo Technologies Inc. pays U.S. federal and state income taxes as a corporation on its share of our taxable income.
ZoomInfo OpCo is the predecessor of ZoomInfo Technologies Inc. for financial reporting purposes following the completion of the IPO. As a result, the consolidated financial statements of ZoomInfo Technologies Inc. recognized the assets and liabilities received in the reorganization at their historical carrying amounts, as reflected in the historical consolidated financial statements of ZoomInfo OpCo, the accounting predecessor.
In addition, in connection with the Reorganization Transactions and the IPO we entered into the tax receivable agreements as described under “Certain Relationships and Related Person Transactions—Tax Receivable Agreements.”
Initial Public Offering
On June 8, 2020, ZoomInfo Technologies Inc. completed the IPO, in which it sold 51,175,000 shares of Class A common stock (including shares issued pursuant to the exercise in full of the underwriters’ option to purchase additional shares) at a public offering price of $21.00 per share for net proceeds of $1,019.6 million, after deducting underwriters’ discounts (but excluding other offering expenses and reimbursements in accounts receivable as of June 30, 2020). To date, ZoomInfo OpCo has used a portion of the proceeds it received through ZoomInfo HoldCo from the IPO to (i) redeem and cancel all outstanding Series A Preferred Units of ZoomInfo OpCo for approximately $274.2 million, including accumulated but unpaid distributions and related prepayment premiums; (ii) repay in full all outstanding indebtedness under our second lien credit agreement, for approximately $380.6 million, including related prepayment premiums and accrued interest; (iii) repay $35.0 million of outstanding borrowings under the Company’s first lien revolving credit facility; (iv) pay certain expenses related to the IPO; and (v) prepay $100.0 million aggregate principal amount of the first lien term loans outstanding under our first lien credit agreement, including accrued interest thereon. ZoomInfo OpCo intends to use the remaining proceeds from the IPO for general corporate purposes. We expect these debt repayments to drive future reductions in our interest expense compared to historical results.
Secondary Offering
On August 24, 2020, certain selling stockholders, including entities affiliated with the Sponsors, completed a secondary offering of 17,179,135 shares of Class A common stock at a price to the public of $37.00 per share. The

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selling stockholders received all of the net proceeds of approximately $615 million after deducting the underwriting discount.
Impact of Acquisitions
We seek to grow through both internal development and the acquisition of businesses that broaden and strengthen our platform. Our recent acquisitions include RainKing in August 2017, NeverBounce in September 2018, Pre-Acquisition ZI in February 2019, and Komiko in October 2019. In addition, Pre-Acquisition ZI acquired Datanyze in September 2018. As discussed below under “—Results of Operations,” these acquisitions have been a significant driver of our revenue, cost of service, operating expense, and interest expense growth. Purchase accounting requires that all assets acquired and liabilities assumed be recorded at fair value on the acquisition date, including unearned revenue. Revenue from contracts that are impacted by the estimate of fair value of the unearned revenue upon acquisition will be recorded based on the fair value until such contract is terminated or renewed, which will differ from the receipts received by the acquired company allocated over the service period for the same reporting periods.
Impact of the Zoom Information Acquisition
On February 1, 2019, we acquired, through a newly formed wholly owned subsidiary, Zebra Acquisition Corporation, 100% of the stock of Pre-Acquisition ZI for $748.0 million, net of cash acquired. Pre-Acquisition ZI was a provider of company and contact information to sales and marketing professionals.
The Zoom Information Acquisition qualifies as a business combination and was accounted for as such. We included the financial results of Pre-Acquisition ZI in the consolidated financial statements of ZoomInfo OpCo from the date of the Zoom Information Acquisition. Accordingly, the financial statements for the period prior to the Zoom Information Acquisition may not be comparable to those from the periods after the Zoom Information Acquisition.
In connection with the Zoom Information Acquisition, ZoomInfo OpCo entered into an $865.0 million first lien term loan facility, a $100.0 million first lien revolving credit facility, which was undrawn at the time of the acquisition, and a $370.0 million second lien term loan facility, and issued $207.0 million of Series A Preferred Units. In addition to funding the Zoom Information Acquisition, the additional proceeds from such facilities and Series A Preferred Units were used to repay existing debt. These debt facilities drove a significant impact to our interest expense from the date of the Zoom Information Acquisition. We would have expected interest expense for the six months ended June 30, 2020 to be greater than that of the six months ended June 30, 2019 due to the debt being outstanding for the entire period in 2020. However, this increase was mitigated and offset by (a) a reduction in interest rates period over period and (b) the debt repayments and prepayments referenced above as part of our IPO. The addition of debt due to the Zoom Information Acquisition did affect the comparability of our results for the year ended December 31, 2019 as compared to the year ended December 31, 2018. See “—Results of Operations.”
We recognized approximately $85.3 million of revenue from legacy Pre-Acquisition ZI platform contracts with acquired customers, including the renewals and upsells thereof, during the year ended December 31, 2019, of which $32.3 million was included in the unearned revenue balance recorded at the acquisition date. The fair value of acquired unearned revenue was $34.5 million, which differs from the unearned revenue recorded by Pre-Acquisition ZI immediately prior to the acquisition of $68.3 million. For the year ended December 31, 2019, the amounts received or billed by Pre-Acquisition ZI in advance of revenue recognition as of the acquisition date allocated over the service period post-acquisition was $63.9 million, which was $31.6 million greater than the amount recognized into revenue for those receipts and billings based on their fair value.
We incurred approximately $2.7 million of transaction costs related to the Zoom Information Acquisition. We paid $29.7 million related to the secured credit facilities, which was accounted for as a debt discount. We also incurred $0.6 million in transaction costs associated with issuing the new Series A Preferred Units, which were issued at a 3% discount, which transaction costs were deducted from the proceeds received from the units.
During 2019, we completed the integration of Pre-Acquisition ZI, including aligning reporting structures for all employees along functional lines, migrating all front-office sales and marketing activities onto a single technology stack with a single instance for key technology components, migrating back-office activities onto a single

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technology stack, integrating accounting, legal, and human resources activities, including financial reporting processes and benefits for employees, and developing a single platform that is being used for all sales to new customers. While we have completed the integration of the companies, we have only operated as a combined company for approximately one and a half years and our sales team has only been selling the new combined platform since September 2019.
Additionally, as part of the integration of Pre-Acquisition ZI, we identified that certain roles and responsibilities were redundant between the two companies and terminated the employment of certain executives immediately upon the closing of the transaction. We subsequently eliminated additional positions that were no longer needed as a result of the functionally aligned reporting structure, including the Russia operations of Pre-Acquisition ZI, certain development positions in Vancouver, Washington, and certain executives from DiscoverOrg and Pre-Acquisition ZI. Expenses relating to severance paid were recorded as restructuring and transaction expenses on our Consolidated Statements of Operations. Expenses relating to any accelerated payments under the Cash Vesting Payment Program (see Note 4 to our audited financial statements included elsewhere in this prospectus) are recorded as operating expense in the functional area of the employee and is included as integration and transaction-related compensation expenses when calculating certain non-GAAP metrics.
All new customers are sold the ZoomInfo platform that we released in September 2019. We continue to support pre-existing customers on the legacy DiscoverOrg and Pre-Acquisition ZI platforms. Certain pre-existing customers have agreed to upgrade to the ZoomInfo platform. The pricing constructs for subscriptions on the platforms are similar among the platforms and based on a combination of the number of seats to which the customer commits and the level of functionality and data access that the customer requires. Based on the increased level of functionality and data access, upgrading to the ZoomInfo platform will often require an increase in subscription pricing for an equivalent number of users. While pre-existing customers on our legacy platforms continue to generate the majority of our revenue, we expect that pre-existing customers of DiscoverOrg and Pre-Acquisition ZI will migrate toward the new platform in order to take advantage of the more valuable features and data access available over time. We have no current plans to force customer migration.
We incurred expenses related to the integration of Pre-Acquisition ZI during 2019 and the first half of 2020, and will continue to incur additional expenses in 2020, 2021, and 2022. As part of the purchase of Pre-Acquisition ZI, we agreed with the former owners of Pre-Acquisition ZI to implement a Cash Vesting Payment Program to make payments to employees with respect to unvested options that were canceled at the time of the Zoom Information Acquisition. We agreed to make the payments to employees according to the remaining vesting schedule as of the acquisition date in amounts that would have been paid had the options been vested at the time of the acquisition. We reduced the originally agreed purchase price to the former owners of Pre-Acquisition ZI as a result of agreeing to make such payments. These payments are recorded as expense over the period of service on our statement of operations in the same expense line item as the salary of recipients, and we will continue to record expense for the majority of employees until 2021, and for some employees into 2022. Additionally, we engaged consulting firms and other professional services firms to help integrate our companies, including developing branding and pricing strategies for the combined platform. These expenses were recorded as sales and marketing and general and administrative expenses on our statement of operations. For analyses and non-GAAP metrics that include adjustments to operating expenses, the expenses are deemed to be integration expenses and acquisition-related compensation.
Revenue Recognition
We adopted Topic 606, effective January 1, 2018, using the full retrospective method of adoption as if the adoption occurred on January 1, 2017. See Note 2 – Basis of Presentation and Summary of Significant Accounting Policies to our consolidated financial statements included elsewhere in this prospectus for additional information.
Pre-Acquisition ZI adopted Topic 606 effective January 1, 2019, using the modified retrospective method of adoption. Results for Pre-Acquisition ZI beginning after January 1, 2019 are presented under Topic 606, while prior period amounts are not adjusted and continue to be presented in accordance with their historic accounting under ASC Topic 605, Revenue Recognition. We believe that the revenue presented for Pre-Acquisition ZI in 2018 would not have materially changed had Pre-Acquisition ZI used the full retrospective method of adoption for Topic 606

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and restated its 2018 revenue figures. See Note 2 – Basis of Presentation and Summary of Significant Accounting Policies to the consolidated financial statements of Pre-Acquisition ZI included elsewhere in this prospectus for additional information.
After the acquisition of Pre-Acquisition ZI, contract acquisition costs related to our larger sales and marketing team, which primarily consist of commissions to salespeople, were capitalized and deferred as prescribed under Topic 606. This resulted in reduced sales and marketing expense in 2019 relative to our sales and marketing efforts and relative to our expected future sales and marketing expense when the amortization of the deferral is recognized in future periods.
Equity-Based Compensation
In December 2019, HSKB modified all outstanding awards to add an alternative performance and time vesting condition and to also permit settlement through exchange into the Company’s public shares in addition to the existing cash-settlement option. This modification resulted in the revaluation of the awards in accordance with GAAP. Through the date of modification, no equity-based compensation had been recognized for these awards as the qualifying event (i.e., the IPO) was not probable. Upon completion of the IPO, the Company recognized $57.6 million of additional compensation expense attributable to service periods already elapsed on HSKB awards and the acceleration of vesting select Class P Units. The remaining unamortized fair value as of the modification date will be recognized as equity-based compensation over the remaining service period of the awards. In addition to the impact of the modified HSKB awards, new awards and modifications that took place as part of the Reorganization Transactions and the IPO will contribute to higher equity-based compensation expense in 2020 and 2021.
Components of Our Results of Operations
Revenue
We derive 99% of our revenue from subscription services and the remainder from recurring usage-based services. Our subscription services consist of our SaaS applications. Pricing of our subscription contracts are generally based on the functionality provided, the number of users that access our applications, the amount of data that the customer integrates into their systems, and add-on functionality that is provided. Our subscription contracts typically have a term of one to three years and are non-cancellable. We typically bill for services in advance either annually or quarterly, and we typically require payment at the beginning of each annual or quarterly period.
Subscription revenue is generally recognized ratably over the contract term starting with when our service is made available to the customer. Email verification service revenue is recognized in the period services are utilized by our customers. The amount of revenue recognized reflects the consideration we expect to be entitled to receive in exchange for these services. We record a contract asset when revenue recognized on a contract exceeds the billings to date for that contract.
Unearned revenue results from cash received or amounts billed to customers in advance of revenue recognized upon the satisfaction of performance obligations. The unearned revenue balance is influenced by several factors, including purchase accounting adjustments, seasonality, the compounding effects of renewals, invoice duration, invoice timing, dollar size, and new business timing within the period. The unearned revenue balance does not represent the total contract value of annual or multi-year, non-cancellable subscription agreements.
Cost of Service
Cost of Service, excluding amortization of acquired technology. Cost of service, excluding amortization of acquired technology includes direct expenses related to the support and operations of our SaaS services and related to our research teams, including salaries, benefits, equity-based compensation, and related expenses, such as employer taxes, allocated overhead for facilities, IT, third-party hosting fees, third-party data costs, and amortization of internally developed capitalized software.

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We anticipate that we will continue to invest in costs of service and that costs of service as a percentage of revenue will stay consistent or modestly decrease as we realize operating leverage in the business.
Amortization of acquired technology. Amortization of acquired technology includes amortization expense for technology acquired in business combinations.
We anticipate that amortization of acquired technology will only increase if we make additional acquisitions in the future.
Gross Profit and Gross Margin
Gross profit is revenue less cost of service, and gross margin is gross profit as a percentage of revenue. Gross profit has been and will continue to be affected by various factors, including leveraging economies of scale, the costs associated with third-party hosting services and third-party data, the level of amortization of acquired technology, and the extent to which we expand our customer support and research organizations. We expect that our gross margin will fluctuate from period to period depending on the interplay of these various factors.
Operating Expenses
Our operating expenses consist of sales and marketing, research and development, general and administrative, restructuring and transaction expenses, and amortization of acquired intangibles. The most significant component of our operating expenses is personnel costs, which consists of salaries, bonuses, sales commissions, stock-based compensation, and other employee-related benefits. Operating expenses also include overhead costs for facilities, technology, professional fees, depreciation expense, and marketing.
Sales and marketing. Sales and marketing expenses primarily consist of employee compensation such as salaries, bonuses, sales commissions, stock-based compensation, and other employee-related benefits for our sales and marketing teams, as well as overhead costs, technology, and marketing programs. Sales commissions and related payroll taxes directly related to contract acquisition are capitalized and recognized as expenses over the estimated period of benefit.
We anticipate that we will continue to invest in sales and marketing capacity to enable future growth and that sales and marketing expense as a percentage of revenue will increase as we recognize expense related to amortization of contract acquisition costs in 2019 and continue to grow the sales and marketing teams and invest in marketing programs.
Research and development. Research and development expenses support our efforts to enhance our existing platform and develop new software products. Research and development expenses primarily consist of employee compensation such as salaries, bonuses, stock-based compensation, and other employee-related benefits for our engineering and product management teams, as well as overhead costs. Research and development expenses do not reflect amortization of internally developed capitalized software. We believe that our core technologies and ongoing innovation represent a significant competitive advantage for us, and we expect our research and development expenses to continue to increase as we invest in research and development resources to further strengthen and enhance our solutions.
We anticipate that we will continue to invest in research and development in order to develop new features and functionality to drive incremental customer value in the future and that research and development expense as a percentage of revenue will modestly increase in the long term.
General and administrative. General and administrative expenses primarily consist of employee-related costs such as salaries, bonuses, stock-based compensation, and other employee related benefits for our executive, finance, legal, human resources, IT, and business operations and administrative teams, as well as overhead costs. Additionally, we incur expenses for professional fees including legal services, accounting, and other consulting services, including those associated with operating as a public company.
We anticipate that general and administrative costs will significantly increase due to incremental costs associated with operating a public company, including corporate insurance costs, additional accounting and legal

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expenses, additional independent board member costs, and additional resources associated with controls, reporting, and disclosure. We expect general and administrative expenses as a percentage of revenue to increase in 2020 and then stay consistent or modestly decrease thereafter, as we realize operating leverage in the business.
Amortization of other acquired intangibles. Amortization of acquired intangibles primarily consists of amortization of customer relationships, tradenames, and brand portfolios.
We anticipate that amortization of other acquired intangibles will only increase if we make additional acquisitions in the future.
Restructuring and transaction expenses. Restructuring and transaction expenses primarily consist of various restructuring and acquisition activities we have undertaken to achieve strategic or financial objectives. Restructuring and acquisition activities include, but are not limited to, consolidation of offices and responsibilities, office relocation, administrative cost structure realignment, and acquisition-related professional services fees.
We anticipate that restructuring and transaction expenses will be correlated with future acquisition activity or strategic restructuring activities, which could be greater than or less than our historic levels.
Interest Expense, Net
Interest expense represents the interest payable on our debt obligations and the amortization of debt discounts and debt issuance costs, less interest income.
We anticipate that our interest expense will be substantially lower after having repaid a portion of our outstanding indebtedness with the proceeds from the IPO. Interest expense could increase in the future based on changes in variable interest rates or the issuance of additional debt.
Loss on Debt Extinguishment
Loss on debt extinguishment consists of prepayment penalties and impairment of deferred financing costs associated with the extinguishment of debt.
We anticipate that losses related to debt extinguishment will only occur if we extinguish indebtedness before the contractual repayment dates.
Other (Income) Expense, Net
Other (income) expense, net consists primarily of foreign currency realized and unrealized gains and losses related to the impact of transactions denominated in a foreign currency.
We anticipate that the magnitude of other income and expenses may increase as we expand operations internationally and add complexity to our operations.

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Benefit from Income Taxes
ZoomInfo OpCo is currently treated as a pass-through entity for U.S. federal income tax purposes and most applicable state and local income tax purposes. Benefit from income tax (expense), deferred tax assets and liabilities, and liabilities for unrecognized tax benefits reflect management’s best assessment of estimated current and future taxes to be paid by our corporate subsidiaries and, to the extent paid directly by our limited liability companies and partnerships that are treated as partnerships for tax purposes, our partnerships. Our corporate subsidiaries, RKSI Acquisition Corporation and Zebra Acquisition Corporation, are subject to income taxes in both the United States and foreign jurisdictions and hold noncontrolling interests in our subsidiary, ZoomInfo Technologies LLC. ZoomInfo Technologies LLC is treated as a partnership for U.S. federal and most applicable state and local income tax purposes. Any taxable income or loss generated by ZoomInfo Technologies LLC is passed through to and included in the taxable income or loss of its partners, including ZoomInfo LLC, RKSI Acquisition Corporation, and Zebra Acquisition Corporation. However, because RKSI Acquisition Corporation and Zebra Acquisition Corporation are subject to income taxes in both the United States and foreign jurisdictions, income allocated to such corporate subsidiaries for tax purposes reduces the taxable income allocated to and distributions made to ZoomInfo OpCo. Significant judgments and estimates are required in determining our consolidated income tax expense. See Note 2 – Basis of Presentation and Summary of Significant Accounting Policies within our consolidated financial statements included elsewhere in this prospectus for additional information.
After consummation of the IPO, ZoomInfo Technologies Inc. became subject to U.S. federal income taxes with respect to our allocable share of any U.S. taxable income of ZoomInfo OpCo, and is taxed at the prevailing corporate tax rates. We are treated as a U.S. corporation for U.S. federal, state, and local income tax purposes. Accordingly, a provision for income taxes will be recorded for the anticipated tax consequences of our reported results of operations for federal income taxes. In addition to tax expenses, we also will incur expenses related to our operations, as well as payments under the tax receivable agreements, which we expect to be significant. The limited liability company agreement of ZoomInfo OpCo provides that certain distributions to cover the taxes of the ZoomInfo Tax Group and ZoomInfo Technologies Inc.’s obligations under the tax receivable agreements will be made. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreements.” However, our ability to make such distributions may be limited due to, among other things, restrictive covenants in our secured credit facilities. In addition, because RKSI Acquisition Corporation and Zebra Acquisition Corporation will continue to be subject to income taxes in both the United States and foreign jurisdictions, income allocated to such corporate subsidiaries for tax purposes will reduce the distributions made to ZoomInfo OpCo, thereby reducing our allocable share of U.S. taxable income of ZoomInfo OpCo. See “Risk Factors—Risks Related to Our Organizational Structure—ZoomInfo Technologies Inc. is a holding company, its only material asset is its interest in ZoomInfo HoldCo, which is a holding company whose only material asset is its interest in ZoomInfo OpCo, and ZoomInfo Technologies Inc. is accordingly dependent upon distributions from ZoomInfo OpCo through ZoomInfo HoldCo to pay taxes, make payments under the tax receivable agreements, and pay dividends.”

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Results of Operations
The following table presents our results of operations for the years ended December 31, 2018 and 2019 and the six months ended June 30, 2019 and 2020:

	Year Ended December 31,		Six Months Ended June 30,
($ in millions)	2018	2019	2019	2020
Revenue	$144.3	$293.3	$123.1	$213.1

Cost of service:
Cost of service(1)	30.1	43.6	19.3	43.0
Amortization of acquired technology	7.7	25.0	13.0	11.2
Gross profit	$106.4	$224.7	$90.8	$158.9

Operating expenses:
Sales and marketing(1)	42.4	90.2	38.8	93.6
Research and development(1)	6.1	30.1	14.1	26.3
General and administrative(1)	20.8	35.1	16.8	28.2
Amortization of other acquired intangibles	7.0	17.6	8.3	9.3
Restructuring and transaction-related expenses	3.6	15.6	9.0	12.4
Total operating expenses	$79.9	$188.6	$87.0	$169.8
Income from operations	$26.6	$36.1	$3.8	$(10.9)

Interest expense, net	58.2	102.4	50.4	49.6
Loss on debt extinguishment	—	18.2	18.2	14.9
Other (income) expense, net	(0.1)	—	—	—
Loss before income taxes	(31.5)	(84.5)	(64.8)	(75.4)
Benefit from income taxes	2.9	6.5	4.7	13.3
Net income (loss)	$(28.6)	$(78.0)	$(60.1)	$(62.1)
__________________
(1)Includes equity-based compensation expense as follows:

	Year Ended December 31,		Six Months Ended June 30,
($ in millions)	2018	2019	2019	2020
Cost of service	$8.3	$4.0	$1.9	$17.0
Sales and marketing	15.8	11.2	4.1	38.4
Research and development	1.1	4.7	2.9	10.1
General and administrative	7.5	5.2	2.7	10.3
Total equity-based compensation expense	$32.7	$25.1	$11.6	$75.8
Six months ended June 30, 2020 and Six months ended June 30, 2019
Revenue. Revenue was $213.1 million for the six months ended June 30, 2020, an increase of $90.0 million, or 73%, as compared to $123.1 for the six months ended June 30, 2019. This increase was primarily due to the addition of new customers over the past 12 months and net expansion with existing customers, and, to a lesser extent, due to the recognition of revenue for renewed contracts at the contracted value, as opposed to the fair value ascribed to acquired contracts under purchase accounting during the prior year period or recognized by Pre-Acquisition ZI before the acquisition on February 1, 2019.
Cost of Service. Cost of service was $54.2 million for the six months ended June 30, 2020, an increase of $21.9 million, or 68%, as compared to $32.3 million for the six months ended June 30, 2019. The increase was primarily due to additional stock-based compensation expense related to grants previously made by HSKB, modified in

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December 2019, and triggered by the IPO. Additional expenses related to additional headcount and hosting expense to support new and growing customers were largely offset by reductions in amortization of acquired technology.
Operating Expenses. Operating expenses were $169.8 million for the six months ended June 30, 2020, an increase of $82.8 million, or 95%, as compared to $87.0 million for the six months ended June 30, 2019. The increase was primarily due to additional stock-based compensation expense related to grants previously made by HSKB, modified in December 2019, and triggered by the IPO. Excluding stock-based compensation expenses, operating expenses were $111.0 million for the six months ended June 30, 2020, an increase of $33.7 million, or 44%, as compared to $77.3 million for the six months ended June 30, 2019. The increase was primarily due to:
•an increase in sales and marketing expense (excluding stock-based compensation) of $20.5 million, or 59%, to $55.2 million for the six months ended June 30, 2020, due primarily to additional headcount and related salaries and benefits expenses added to drive continued incremental sales, as well as additional commission expense and amortization of deferred commissions related to obtaining contracts with customers;
•an increase in research and development expense (excluding stock-based compensation) of $5.0 million, or 45%, to $16.2 million for the six months ended June 30, 2020, due primarily to additional engineering and product management resources added to support continued innovation of our services;
•an increase in general and administrative expense (excluding stock-based compensation) of $3.8 million, or 27%, to $17.9 million for the six months ended June 30, 2020, due primarily to additional headcount and related salaries and benefits expenses to support the larger organization, which were offset by a decrease in integration-related expenses in the six months ended June 30, 2019, which did not recur in the six months ended June 30, 2020;
•an increase in amortization of acquired intangibles expense of $1.0 million, or 12%, to $9.3 million for the six months ended June 30, 2020, due to amortization expense related to intangible assets acquired in the Zoom Information Acquisition during the full period for the current year; and
•restructuring and transaction-related expense of $12.4 million for the six months ended June 30, 2020, due primarily to expenses related to the IPO. This represented an increase of $3.4 million, or 38%, as compared to expense of $9.0 million for the six months ended June 30, 2019, related to the Zoom Information Acquisition.
Interest Expense, Net. Interest expense, net was $49.6 million for the six months ended June 30, 2020, a decrease of $0.8 million, or 2%, as compared to $50.4 million for the six months ended June 30, 2019. The decrease was primarily due to interest savings as a result of the repayment of our second lien term loans in full and $100.0 million of first lien term loans, offset by nonrecurring interest expense recognized upon partial de-designation of cash flow hedges resulting from reclassification from accumulated other comprehensive income (loss).
Loss on Debt Extinguishment. Loss on debt extinguishment was $14.9 million for the six months ended June 30, 2020, related to penalties and derecognition of deferred and unamortized debt issuance costs resulting from the repayment of the second lien term loans and $100.0 million first lien term loan principal repayment after the IPO. This represented a decrease of $3.3 million, or 18%, as compared to expense of $18.2 million for the six months ended June 30, 2019, related to costs incurred with respect to prior debt instruments that were repaid in conjunction with the Zoom Information Acquisition in February 2019.
Benefit from Income Taxes. Benefit from income taxes was $13.3 million for the six months ended June 30, 2020, an increase of $8.6 million, or 182%, as compared to $4.7 million for the six months ended June 30, 2019. The increase was primarily due to a significant increase in losses driven by stock-based compensation expense and debt extinguishment losses as a result of the IPO and subsequent debt restructuring. Further, the reorganization transactions resulted in a higher proportion of earnings generated by our operating entities being allocated through tax paying entities. This generates proportionately more tax benefit or expense per additional dollar of taxable loss or income, respectively.

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Year Ended December 31, 2019 and Year Ended December 31, 2018
Revenue. Revenue was $293.3 million for the year ended December 31, 2019, an increase of $149.1 million, or 103%, as compared to $144.3 million for the year ended December 31, 2018. This increase was primarily due to new customers acquired in the acquisitions of Pre-Acquisition ZI, NeverBounce, and Komiko, as well as the organic addition of new customers and net expansion with existing customers. Excluding the impact of the legacy platform contracts with customers acquired in the purchases of Pre-Acquisition ZI, NeverBounce, and Komiko, and the renewals and upsells thereof, revenue increased by $60.5 million. The increase in revenue, excluding the impact of customers acquired, was primarily driven by sales to new customers and, to a lesser extent, by the addition of additional subscriptions to existing customers, offset by cancellations and subscription reductions upon renewal. As of December 31, 2019, we had over 14,000 customers, an increase of about 3,000 customers, or 25%, as compared to over 11,000 customers on a combined basis, including non-overlapping customers of Pre-Acquisition ZI, as of December 31, 2018. As of December 31, 2019, over 580 of our customers spent more than $100,000 in ACV, an increase of approximately 200 customers, or 53%, as compared to over 380 customers of ZoomInfo and Pre-Acquisition ZI on a combined basis who spent more than $100,000 in ACV, as of December 31, 2018. On a pro forma basis, the combined revenue of ZoomInfo OpCo and Pre-Acquisition ZI would have been $334.2 million for the year ended December 31, 2019, an increase of $128.4 million, or 62%, as compared to $205.8 million for the year ended December 31, 2018, calculated as if the acquisition had occurred on January 1, 2018.
Cost of Service. Cost of service was $68.7 million for the year ended December 31, 2019, an increase of $30.8 million, or 81%, as compared to $37.9 million for the year ended December 31, 2018. The increase was primarily due to additional amortization of acquired technology that arose from the Zoom Information Acquisition and additional headcount and hosting expense to support acquired and new customers. On a pro forma basis, the combined cost of services of ZoomInfo OpCo and Pre-Acquisition ZI would have been $70.7 million for the year ended December 31, 2019, an increase of $9.9 million, or 16%, as compared to $60.9 million for the year ended December 31, 2018, calculated as if the acquisition had occurred on January 1, 2018.
The pro forma results shown above include amortization of fair value adjustments to acquired intangible assets and fair value adjustments to unearned revenue as if the acquisition had occurred on January 1, 2018. See “—Non-GAAP Financial Measures—Allocated Combined Receipts” for more on the impact of fair value adjustments to acquired unearned revenue. Management believes presenting such pro forma results is useful to investors because it demonstrates the significant impact on revenue trends resulting from the Zoom Information Acquisition during the periods presented, and the related fair value adjustments required under purchase accounting that impact year-over-year comparisons. The pro forma results shown above are provided for informational purposes only and is not necessarily indicative of the operating results that would have occurred if the acquisitions had occurred on January 1, 2018, nor is it indicative of our future results.
Operating Expenses. Operating expenses were $188.6 million for the year ended December 31, 2019, an increase of $108.7 million, or 136%, as compared to $79.9 million for the year ended December 31, 2018. The increase was primarily due to:
•an increase in sales and marketing expense of $47.8 million, or 113%, to $90.2 million for the year ended December 31, 2019, due primarily to additional sales and marketing resources added through the Zoom Information Acquisition and additional hiring to drive continued incremental sales;
•an increase in research and development expense of $24.0 million, or 392%, to $30.1 million for the year ended December 31, 2019, due primarily to additional engineering and product management resources added through the Zoom Information Acquisition;
•an increase in general and administrative expense of $14.4 million, or 69%, to $35.1 million for the year ended December 31, 2019, due primarily to additional resources added through the Zoom Information Acquisition and additional hiring to support the larger organization;
•an increase in amortization of acquired intangibles expense of $10.6 million, or 152%, to $17.6 million for the year ended December 31, 2019, due to additional amortization expense related to intangible assets acquired in the Zoom Information Acquisition; and

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•an increase in restructuring and transaction-related expense of $12.0 million, or 334%, to $15.6 million for the year ended December 31, 2019, due to expenses incurred in completing the Zoom Information acquisition of Pre-Acquisition ZI and restructuring activities undertaken as part of and after the Zoom Information Acquisition to rationalize certain research, engineering, and general and administrative activities, offset by restructuring and transaction-related expenses in the year ended December 31, 2018 related to the investment in us by Carlyle and the NeverBounce acquisition that did not recur.
Interest Expense, Net. Interest expense, net was $102.4 million for the year ended December 31, 2019, an increase of $44.3 million, or 76%, as compared to $58.2 million for the year ended December 31, 2018. The increase was primarily due to additional debt that we incurred to fund the Zoom Information Acquisition, partially offset by decreasing LIBOR rates.
Other (Income) Expense, Net. Other (income) expense, net was $0.0 million for the year ended December 31, 2019, an increase of $0.1 million, or 67%, as compared to $(0.1) million for the year ended December 31, 2018.
Benefit from Income Taxes. Benefit from income taxes was $6.5 million for the year ended December 31, 2019, an increase of $3.6 million, or 127%, as compared to $2.9 million for the year ended December 31, 2018. The increase was primarily due to greater losses before tax.
Selected Quarterly Financial Information
The following tables present the unaudited quarterly historical consolidated financial and other data for ZoomInfo OpCo and its subsidiaries for each of the ten quarterly periods ending June 30, 2020. The unaudited quarterly historical consolidated financial and other data have been prepared on the same basis as the audited consolidated financial statements of ZoomInfo OpCo included elsewhere in this prospectus. In our opinion, the unaudited quarterly historical consolidated financial information have included all adjustments, which include normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations for these periods. This information should be read in conjunction with the consolidated financial statements of ZoomInfo OpCo and the related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results in any future period and the results of a particular quarter or other interim period are not necessarily indicative of the results for a full year.
As a result of a number of factors, including the Zoom Information Acquisition, our historical results of operations are not comparable from period to period and may not be comparable to our financial results of operations in future periods. For additional discussion of these factors, see “—Factors Affecting the Comparability of Our Results of Operations.”

	Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
	(in millions)
Revenue	$31.5	$34.6	$37.4	$40.8	$54.6	$68.5	$79.1	$91.1	$102.2	$110.9
Gross profit	20.7	24.8	29.4	31.7	39.9	50.9	61.3	72.6	81.8	77.1
Income (loss) from operations	(4.4)	3.9	13.5	13.6	(1.8)	5.6	13.1	19.2	20.3	(31.2)
Net income (loss)	(16.3)	(10.5)	(1.5)	(0.3)	(40.2)	(19.9)	(12.4)	(5.5)	(5.9)	(56.2)

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Allocated Combined Receipts

	Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
	(in millions)
Revenue	$31.5	$34.6	$37.4	$40.8	$54.6	$68.5	$79.1	$91.1	$102.2	$110.9
Impact of fair value adjustments to acquired unearned revenue(a)	1.2	0.8	0.5	0.4	8.5	10.7	8.1	4.9	1.4	0.3
Pre-Acquisition ZI revenue(b)	11.7	14.2	19.9	26.7	9.7	—	—	—	—	—
Impact of fair value adjustments to acquired unearned revenue recorded by Pre-Acquisition ZI(c)	5.9	5.9	2.6	0.3	0.1	—	—	—	—	—
Pre-acquisition revenue of other acquired companies(d)	2.3	2.4	2.1	0.2	0.2	0.2	0.2		—	—
Allocated Combined Receipts	$52.7	$57.8	$62.4	$68.3	$73.1	$79.4	$87.5	$96.1	$103.6	$111.2
__________________
(a)Represents the impact of fair value adjustments to acquired unearned revenue relating to services billed by an acquired company, including Pre-Acquisition ZI, prior to our acquisition of that company. These adjustments represent the difference between the revenue recognized based on management’s estimate of fair value of acquired unearned revenue and the receipts billed prior to the acquisition less revenue recognized prior to the acquisition.
(b)Figures include revenue recognized by Pre-Acquisition ZI for the periods prior to our acquisition of Pre-Acquisition ZI.
(c)Primarily represents the impact of fair value adjustments to acquired unearned revenue relating to services billed by a predecessor entity, prior to the acquisition of that predecessor entity by Pre-Acquisition ZI. These adjustments represent the difference between the revenue recognized based on Pre-Acquisition ZI management’s estimate of fair value of acquired unearned revenue and the receipts billed prior to the acquisition less revenue recognized prior to the acquisition.
(d)We acquired the assets of NeverBounce in September 2018. Additionally, Pre-Acquisition ZI acquired Datanyze in September 2018, and Komiko in October 2019. Figures include revenue recognized by these entities for the periods presented prior to their respective acquisitions.

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Adjusted Operating Income

	Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
	(in millions)
Net loss	$(16.3)	$(10.5)	$(1.5)	$(0.3)	$(40.2)	$(19.9)	$(12.4)	$(5.5)	$(5.9)	$(56.2)
Provision for taxes	(0.8)	(0.2)	(0.1)	(1.7)	(3.3)	(1.4)	(1.0)	(0.8)	(0.4)	(12.9)
Interest expense, net	12.8	14.7	15.1	15.6	23.5	26.9	26.5	25.6	24.5	25.1
Loss on debt extinguishment	—	—	—	—	18.2	—	—	—	2.2	12.7
Other (income) expense, net(a)	—	(0.1)	—	—	—	—	—	(0.1)	(0.1)	0.1
Income from operations	$(4.4)	$3.9	$13.5	$13.6	$(1.8)	$5.6	$13.1	$19.2	$20.3	$(31.2)
Impact of fair value adjustments to acquired unearned revenue(b)	1.2	0.8	0.5	0.4	8.5	10.7	8.1	4.9	1.4	0.3
Amortization of acquired technology	1.9	1.9	1.9	2.0	5.6	7.4	6.7	5.5	5.6	5.6
Amortization of other acquired intangibles	1.7	1.7	1.8	1.7	3.7	4.6	4.6	4.6	4.6	4.7
Equity-based compensation	15.3	10.8	3.2	3.4	5.6	6.0	5.6	8.0	11.3	64.5
Restructuring and transaction-related expenses(c)	0.7	0.5	0.4	2.0	7.8	1.3	2.8	3.8	2.9	9.5
Integration costs and acquisition-related compensation(d)	1.4	0.8	0.7	0.3	2.4	5.8	6.1	1.2	3.0	1.6
Adjusted Operating Income	$17.7	$20.4	$22.0	$23.5	$31.7	$41.3	$47.0	$47.2	$49.1	$55.0
__________________
(a)Primarily represents foreign exchange remeasurement gains and losses.
(b)Represents the impact of fair value adjustments to acquired unearned revenue relating to services billed by an acquired company, including Pre-Acquisition ZI, prior to our acquisition of that company. These adjustments represent the difference between the revenue recognized based on management’s estimate of fair value of acquired unearned revenue and the receipts billed prior to the acquisition less revenue recognized prior to the acquisition.
(c)Represents costs directly associated with acquisition or disposal activities, including employee severance and termination benefits, contract termination fees and penalties, and other exit or disposal costs. For the year ended December 31, 2019, this expense related primarily to the acquisition of Pre-Acquisition ZI, including professional fees, severance and acceleration of payments for terminated employees, and accretion related to deferred consideration. For the year ended December 31, 2018, this expense related primarily to Carlyle’s investment in us. For the six months ended June 30, 2020, this expense related primarily to professional fees for the preparation for the IPO. For the six months ended June 30, 2019, this expense related primarily to the acquisition of Pre-Acquisition ZI, including professional fees, severance, and acceleration of payments for terminated employees.
(d)Represents costs directly associated with integration activities for acquisitions and acquisition-related compensation, which includes transaction bonuses and retention awards. For the year ended December 31, 2019, this expense related primarily to activities resulting from the acquisition of Pre-Acquisition ZI, including consulting and professional services costs, cash vesting payments (see Note 4 to our consolidated financial statements included elsewhere in this prospectus), and transaction bonuses and other compensation, as well as expense incurred for retention awards granted upon the Company’s acquisitions of RainKing, NeverBounce, and Komiko. For the year ended December 31, 2018, this expense related primarily to retention awards granted upon our acquisition of RainKing and transaction bonuses paid upon Carlyle’s investment in us. For the six months ended June 30, 2020, this expense related primarily to cash vesting payments from the acquisition of Pre-Acquisition ZI (see Note 4 to our consolidated financial statements included elsewhere in this prospectus). For the six months ended June 30, 2019, this expense related primarily to activities resulting from the acquisition of Pre-Acquisition ZI, including cash vesting payments (see Note 4 to our consolidated financial statements included elsewhere in this prospectus) and transaction bonuses, as well as expense incurred for retention awards granted upon the Company’s acquisitions of RainKing and

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NeverBounce. This expense is included in cost of service, sales and marketing expense, research and development expense, and general and administrative expense as follows:

	Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
	(in millions)
Cost of service	$0.1	$—	$0.1	$—	$—	$0.1	$0.2	$0.1	$0.1	$0.1
Sales and marketing	0.3	—	0.1	0.1	1.0	2.0	2.1	0.6	1.0	0.8
Research and development	—	—	—	0.1	0.8	0.8	1.5	0.8	1.6	0.7
General and administrative	0.9	0.8	0.5	0.1	0.6	2.9	2.3	(0.4)	0.2	—
Total integration costs and acquisition-related compensation	$1.4	$0.8	$0.7	$0.3	$2.4	$5.8	$6.1	$1.2	$3.0	$1.6

	Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
	(in millions)
Adjusted Operating Income	$17.7	$20.4	$22.0	$23.5	$31.7	$41.3	$47.0	$47.2	$49.1	$55.0

Revenue	31.5	34.6	37.4	40.8	54.6	68.5	79.1	91.1	102.2	110.9
Impact of fair value adjustments to acquired unearned revenue	1.2	0.8	0.5	0.4	8.5	10.7	8.1	4.9	1.4	0.3
Revenue for adjusted operating margin calculation	$32.8	$35.4	$37.9	$41.2	$63.1	$79.2	$87.2	$96.1	$103.6	$111.2
Adjusted Operating Income Margin	54.2%	57.7%	58.1%	57.1%	50.2%	52.1%	53.9%	49.1%	47.4%	49.5%

	As of
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
	(in millions)
Cash and cash equivalents	$3.5	$5.5	$4.4	$9.0	$68.4	$29.0	$39.1	$41.4	$63.0	$259.1
Total assets	579.0	578.3	582.2	591.0	1,542.2	1,508.0	1,507.1	1,561.9	1,577.9	1,981.6
Long-term debt (including current portion)	622.4	625.9	634.3	633.7	1,206.2	1,205.3	1,204.3	1,203.3	1,238.8	743.7
Unearned revenue (including current portion)	44.5	49.8	46.6	52.5	105.3	130.3	133.2	159.1	173.2	172.1
Total liabilities	691.6	699.5	704.4	710.1	1,503.6	1,508.5	1,524.4	1,575.5	1,597.8	1,136.1

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PURSUANT TO 17 C.F.R. SECTION 200.83
Cash Flows

	Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
	(in millions)
Net cash provided by (used in) operating activities(1)	$11.6	$13.0	$7.4	$11.8	$14.2	$(5.3)	$18.5	$17.0	$28.3	$25.3
Net cash provided by (used in) investing activities	(0.9)	(1.0)	(9.7)	(1.5)	(708.6)	(12.5)	(3.1)	(12.5)	(4.1)	(4.1)
Net cash provided by (used in) financing activities	(15.4)	(10.0)	1.2	(5.7)	755.0	(21.7)	(5.3)	(2.2)	(2.6)	174.9
__________________
(1)Net cash provided by (used in) operating activities includes cash payments for interest as follows:

	Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020
Cash paid for interest	$8.6	$10.3	$10.3	$11.0	$5.6	$42.1	$23.0	$24.4	$23.3	$23.8

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Liquidity and Capital Resources
As of June 30, 2020, we had $259.1 million of cash and cash equivalents and $100.0 million available under our first lien revolving credit facility. We have financed our operations primarily through cash generated from operations and financed various acquisitions through cash generated from operations supplemented with debt offerings.
We believe that our cash flows from operations and existing available cash and cash equivalents, together with our other available external financing sources, will be adequate to fund our operating and capital needs for at least the next 12 months. We are currently in compliance with the covenants under the credit agreement governing our secured credit facilities and we expect to remain in compliance with our covenants.
We generally invoice our subscription customers annually or quarterly in advance of our subscription services. Therefore, a substantial source of our cash is from such prepayments, which are included in our consolidated balance sheet as unearned revenue. Unearned revenue consists of billed fees for our subscriptions, prior to satisfying the criteria for revenue recognition, which are subsequently recognized as revenue in accordance with our revenue recognition policy. As of June 30, 2020, we had unearned revenue of $172.1 million, of which $171.0 million was recorded as a current liability and is expected to be recorded as revenue in the next 12 months, provided all other revenue recognition criteria have been met.
ZoomInfo Technologies Inc. is a holding company and has no material assets other than its ownership of HoldCo Units, and ZoomInfo HoldCo is a holding company and has no material assets other than its ownership of OpCo Units. ZoomInfo Technologies Inc. has no independent means of generating revenue. The limited liability company agreement of ZoomInfo OpCo provides that certain distributions to cover the taxes of the ZoomInfo Tax Group and ZoomInfo Technologies Inc.’s obligations under the tax receivable agreements will be made. The manager of ZoomInfo HoldCo has broad discretion to make distributions out of ZoomInfo HoldCo. In the event ZoomInfo Technologies Inc. declares any cash dividend, we expect that the manager of ZoomInfo HoldCo would cause ZoomInfo HoldCo to cause ZoomInfo OpCo to make distributions to ZoomInfo HoldCo, which in turn will make distributions to ZoomInfo Technologies Inc., in an amount sufficient to cover such cash dividends declared by us. Deterioration in the financial condition, earnings, or cash flow of ZoomInfo OpCo and its subsidiaries for any reason could limit or impair their ability to pay such distributions. In addition, the terms of our financing arrangements, including the secured credit facilities, contain covenants that may restrict ZoomInfo OpCo and its subsidiaries from paying such distributions, subject to certain exceptions. Further, ZoomInfo HoldCo and ZoomInfo OpCo are generally prohibited under Delaware law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of ZoomInfo HoldCo or ZoomInfo OpCo (with certain exceptions), as applicable, exceed the fair value of its assets. Subsidiaries of ZoomInfo OpCo are generally subject to similar legal limitations on their ability to make distributions to ZoomInfo OpCo. See “Dividend Policy” and “Risk Factors—Risks Related to Our Organizational Structure—ZoomInfo Technologies Inc. is a holding company, its only material asset is its interest in ZoomInfo HoldCo, which is a holding company whose only material asset is its interest in ZoomInfo OpCo, and ZoomInfo Technologies Inc. is accordingly dependent upon distributions from ZoomInfo OpCo through ZoomInfo HoldCo to pay taxes, make payments under the tax receivable agreements, and pay dividends.”
Our cash flows from operations, borrowing availability, and overall liquidity are subject to risks and uncertainties. We may not be able to obtain additional liquidity on reasonable terms, or at all. In addition, our liquidity and our ability to meet our obligations and to fund our capital requirements are dependent on our future financial performance, which is subject to general economic, financial, and other factors that are beyond our control. Accordingly, our business may not generate sufficient cash flow from operations and future borrowings may not be available from additional indebtedness or otherwise to meet our liquidity needs. If we decide to pursue one or more significant acquisitions, we may incur additional debt or sell additional equity to finance such acquisitions, which would result in additional expenses or dilution. See “Risk Factors.”

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PURSUANT TO 17 C.F.R. SECTION 200.83
Historical Cash Flows
The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,		Six Months Ended June 30,
($ in millions)	2018	2019	2019	2020
Net cash provided by (used in) operating activities	$43.8	$44.4	$8.9	$53.6
Net cash provided by (used in) investing activities	(13.1)	(736.7)	(721.1)	(8.2)
Net cash provided by (used in) financing activities	(29.9)	725.8	733.3	172.3
Net increase (decrease) in cash and cash equivalents	$0.8	$33.5	$21.1	$217.7
Cash Flows from (used in) Operating Activities
Net cash provided by operations was $53.6 million for the six months ended June 30, 2020 as a result of a net loss of $62.1 million, adjusted by non-cash charges of $112.6 million and the change in our operating assets net of operating liabilities of $3.1 million. The non-cash charges are primarily comprised of depreciation and amortization of $24.5 million, equity-based compensation of $75.8 million, loss on early extinguishment of debt of $14.9 million, and amortization of deferred commission costs of $11.1 million, offset by an increase in deferred tax assets net of deferred tax liabilities of $18.5 million. The change in operating assets net of operating liabilities was primarily the result of an increase in unearned revenue of $12.9 million and an increase in accrued expenses and other liabilities of $3.4 million, partially offset by an increase in deferred costs and other assets of $14.5 million.
Net cash provided by operations was $8.9 million for the six months ended June 30, 2019 as a result of a net loss of $60.1 million, adjusted by non-cash charges of $43.5 million and the change in our operating assets net of operating liabilities of $25.5 million. The non-cash charges are primarily comprised of depreciation and amortization of $23.7 million, equity-based compensation of $11.6 million, loss on early extinguishment of debt of $9.4 million, and amortization of deferred commission costs of $2.1 million, offset by an increase in deferred tax assets net of deferred tax liabilities of $6.7 million. The change in operating assets net of operating liabilities was primarily the result of an increase in unearned revenue of $43.3 million and an increase in accrued expenses and other liabilities of $1.9 million, partially offset by an increase in deferred costs and other assets of $9.0 million.
Cash interest expense, restructuring and transaction-related expenses paid in cash, and integration costs and acquisition-related compensation paid-in-cash were materially consistent during the six months ended June 30, 2020 as compared to the six months ended June 30, 2019.
Net cash provided by operations was $44.4 million for the year ended December 31, 2019 as a result of a net loss of $78.0 million, adjusted by non-cash charges of $93.8 million and a change of $28.6 million in our operating assets and liabilities. The non-cash charges are primarily comprised of depreciation and amortization of $48.7 million, equity-based compensation of $25.1 million, and loss on debt extinguishment of $9.4 million. The change in operating assets and liabilities was primarily the result of an increase in unearned revenue of $71.9 million due to the timing of billings and cash received in advance of revenue recognition for subscription services, and an increase in accrued expenses and other liabilities of $18.2 million, partially offset by increases in accounts receivable of $34.5 million and deferred costs and other assets of $27.8 million.
Net cash provided by operations was $43.8 million for the year ended December 31, 2018 as a result of a net loss of $28.6 million, adjusted by non-cash charges of $67.3 million and a change of $5.1 million in our operating assets and liabilities. The non-cash charges are primarily comprised of $32.7 million in equity-based compensation, $17.3 million in depreciation and amortization, and $16.4 million in paid-in-kind accrued interest. The change in operating assets and liabilities was primarily the result of an increase in unearned revenue of $15.0 million, partially offset by an increase in accounts receivable of $8.9 million and in deferred costs and other assets of $3.3 million.
Net cash from operations increased by $0.6 million in the year ended December 31, 2019 relative to the year ended December 31, 2018. The increase in cash flows from operations comprised increases in cash outflows related to cash interest expense, which increased by $54.8 million from the year ended December 31, 2018 to the year ended December 31, 2019, restructuring and transaction-related expenses, which increased by $9.2 million from the year

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ended December 31, 2018 to the year ended December 31, 2019, and integration costs and transaction-related compensation, which increased by $11.7 million from the year ended December 31, 2018 to the year ended December 31, 2019. These increases in cash outflows were offset by increases in cash generated from other operating activities. We believe that understanding the impact of these items on cash flows provides management and investors with useful supplemental information about the known trends and uncertainties that have impacted historical results and are reasonably likely to shape future results. The following factors have had significant impacts on our liquidity measures and future impacts on our liquidity that may differ from historical trends as described below:
•Interest paid in cash increased significantly from the year ended December 31, 2018 to the year ended December 31, 2019. This increase primarily related to the additional debt that we incurred to fund the acquisition of Pre-Acquisition ZI on February 1, 2019. We used a portion of the proceeds from the IPO to repay a portion of our indebtedness, which resulted in our future liquidity increasing due to decreased debt service commitments.
•Restructuring and transaction-related expenses increased significantly from the year ended December 31, 2018 to the year ended December 31, 2019. This increase primarily related to the costs incurred to pursue and complete the acquisition of Pre-Acquisition ZI and the related restructuring activities to align the combined organization, which were partially offset by the expenses incurred in 2018 to complete Carlyle’s investment in us, the NeverBounce acquisition, and restructuring activities related to the RainKing acquisition in 2017 that did not recur.
•Integration costs and transaction-related compensation increased significantly from the year ended December 31, 2018 to the year ended December 31, 2019. This increase primarily related to the costs incurred to integrate Pre-Acquisition ZI and ongoing costs related to the Cash Vesting Payment Program (see Note 4 to our audited financial statements included elsewhere in this prospectus). The portion of these expenditures relating to the Cash Vesting Payment Program will continue to recur through 2022.

	Year Ended December 31,
($ in millions)	2018	2019
Cash interest expense	$40.2	$95.0
Restructuring and transaction-related expenses paid in cash(a)	3.6	12.8
Integration costs and acquisition-related compensation paid in cash(b)	3.2	15.0
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(a)Represents cash payments directly associated with acquisition or disposal activities, including employee severance and termination benefits, contract termination fees and penalties, and other exit or disposal costs. For the year ended December 31, 2019, these payments related primarily to the acquisition of Pre-Acquisition ZI, including professional fees, severance and acceleration of payments for terminated employees, and deferred consideration. For the year ended December 31, 2018, these payments related primarily to Carlyle’s investment in us.
(b)Represents cash payments directly associated with integration activities for acquisitions and acquisition-related compensation, which includes transaction bonuses and retention awards. For the year ended December 31, 2019, these payments related primarily to activities resulting from the acquisition of Pre-Acquisition ZI, including consulting and professional services costs, cash vesting payments (see Note 4 – Business Combinations to our consolidated financial statements included elsewhere in this prospectus), and transaction bonuses and other compensation, as well as payments of retention awards granted upon the Company’s acquisitions of RainKing and NeverBounce. For the year ended December 31, 2018, these payments related primarily to retention awards granted upon our acquisition of RainKing and transaction bonuses paid upon Carlyle’s investment in us.
Future demands on our capital resources associated with our debt facilities may also be impacted by changes in reference interest rates and the potential that we incur additional debt in order to fund additional acquisitions or for other corporate purposes. Future demands on our capital resources associated with transaction expenses and restructuring activities and integration costs and transaction-related compensation will be dependent on the frequency and magnitude of future acquisitions and restructuring and integration activities that we pursue. As part of our business strategy, we expect to continue to pursue acquisitions of, or investments in, complementary businesses from time to time; however, we cannot predict the magnitude or frequency of such acquisitions or investments.

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Cash Flows from (used in) Investing Activities
Cash used in investing activities for the six months ended June 30, 2020 was $8.2 million, consisting of purchases of property and equipment and other assets.
Cash used in investing activities for the six months ended June 30, 2019 was $721.1 million, consisting of cash payments for the acquisition of Pre-Acquisition ZI of $714.9 million and purchases of property and equipment and other assets of $6.2 million.
Cash used in investing activities during the year ended December 31, 2019 was $736.7 million, primarily as a result of cash payments for the acquisition of Pre-Acquisition ZI of $723.1 million and purchases of property and equipment and other assets of $13.6 million.
Cash used in investing activities during the year ended December 31, 2018 was $13.1 million, primarily as a result of cash payments for the acquisition of NeverBounce of $8.5 million and purchases of property and equipment and other assets of $4.6 million.
As we continue to grow and invest in our business, we expect to continue to invest in property and equipment.
Cash Flows from (used in) Financing Activities
Cash provided from financing activities for the six months ended June 30, 2020 was $172.3 million, consisting of the IPO proceeds, net of the underwriters discount, of $1,019.6 million, partially offset by the redemption of Series A Preferred Units of $274.2 million, payments on long-term debt of $510.9 million, purchase of OpCo Units from Pre-IPO Unitholders for $47.2 million, payments of deferred consideration of $24.0 million, the payment of debt issuance costs of $7.2 million, and distributions to equity partners of $6.8 million.
Cash provided from financing activities for the six months ended June 30, 2019 was $733.3 million, consisting of the proceeds from long-term debt of $1,220.8 million, and the Series A Preferred Unit issuance, net of transaction costs, of $200.2 million, partially offset by payments on long-term debt of $645.4 million.
Cash provided from financing activities during the year ended December 31, 2019 was $725.8 million, primarily as a result of the issuance of new debt of $1,220.8 million and the Series A Preferred Unit issuance of $200.2 million, partially offset by payments on long-term debt of $649.8 million, the payment of debt issuance costs of $16.7 million, and distributions to equity partners of $16.5 million.
Cash used in financing activities during the year ended December 31, 2018 was $29.9 million, primarily as a result of distributions to equity partners of $93.4 million, partially offset by the issuance of new debt of $67.3 million.
Refer to Note 7 – Financing Arrangements of our consolidated financial statements included elsewhere in this prospectus for additional information related to each of our borrowings.
Debt Obligations
Our total financing contractual obligations were reduced by $472.1 million during the six months ended June 30, 2020. We used the proceeds from the IPO consummated during the second quarter of 2020 to prepay $100.0 million aggregate principal amount of the first lien term loans outstanding under our first lien credit agreement, prepay the full aggregate principal balance of the second lien term loans outstanding under our second lien credit agreement of $370.0 million, and repay the outstanding $35.0 million balance of the first lien revolving credit facility which was borrowed in March 2020. The prepayment of the first lien term loans satisfied the requirements to make quarterly principal payments through the facility’s maturity date. As of June 30, 2020, the aggregate remaining balance of $756.4 million of the first lien term loans is due, in its entirety, at the contractual maturity date of February 1, 2026, which represents the only existing required future debt principal repayment obligations that will require future uses of our cash.

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The first lien term loans bear interest at a rate equal to, at our option, either (a) LIBOR (not less than 0%) plus 3.75% per annum or (b) 2.75% per annum plus the highest of (i) the Federal Funds Rate plus 0.5%, (ii) the Prime Rate and (iii) one-month LIBOR plus 1.0%. The interest rate margins above reflect reductions of 0.25% following the IPO. Should we draw down on the $100.0 million of available credit on the first lien revolving credit facility, the outstanding balance would bear interest at a rate equal to, at our option, either (a) LIBOR (not less than 0%) plus 3.5% per annum or (b) 2.5% per annum plus the highest of (i) the Federal Funds Rate plus 0.5%, (ii) the Prime Rate and (iii) one-month LIBOR plus 1.0%. The interest rate margins above reflect reductions of 0.25% following the IPO and an additional 0.25% due to our achievement of certain leverage criteria. The revolving credit facility is subject to customary fees for loan facilities of this type, including a commitment fee of 0.125%, reflecting a reduction of 0.375% due to our achievement of certain leverage criteria
Our consolidated first lien net leverage ratio is defined in our first lien credit agreement, and the EBITDA used for that ratio (“Credit Agreement EBITDA”) differs from Adjusted EBITDA due to certain defined add-backs, including pro forma cost savings from synergies and cash generated from changes in unearned revenue. Credit Agreement EBITDA for the 12 months ended June 30, 2020 was $238.8 million. Our consolidated first lien net leverage ratio as of June 30, 2020 was 2.1x.
In addition, our first lien credit agreement contains restrictive covenants that may limit our ability to engage in activities that may be in our long-term best interest. These restrictive covenants include, among others, limitations on our ability to pay dividends or make other distributions in respect of, or repurchase or redeem, capital stock, prepay, redeem, or repurchase certain debt, make acquisitions, investments, loans, and advances, or sell or otherwise dispose of assets. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of substantially all of our debt. We may be able to incur substantial additional indebtedness in the future. The terms of the first lien credit agreement limit, but do not prohibit, us from incurring additional indebtedness, and the additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions will also not prevent us from incurring obligations that do not constitute “Indebtedness” as defined in the agreements governing our indebtedness.
Capital Expenditures
Capital expenditures increased by $2.0 million, or 32%, to $8.2 million in the six months ended June 30, 2020 compared to the six months ended June 30, 2019. The increase reflects increased capital expenditures to support the larger company and greater capitalization of internal development costs.
Capital expenditures increased by $9.0 million, or 196%, to $13.6 million in the year ended December 31, 2019 compared to year ended December 31, 2018. The increase reflects increased capital expenditures to support the larger company and greater capitalization of internal development costs.
Tax Receivable Agreements
We have entered into two tax receivable agreements. We entered into (i) the Exchange Tax Receivable Agreement with certain of our Pre-IPO OpCo Unitholders and (ii) the Reorganization Tax Receivable Agreement with the Pre-IPO Blocker Holders. These tax receivable agreements provide for the payment by members of the ZoomInfo Tax Group to certain pre-IPO owners and certain Pre-IPO HoldCo Unitholders of 85% of the benefits, if any, that the ZoomInfo Tax Group is deemed to realize (calculated using certain assumptions) as a result of certain tax attributes and benefits covered by the tax receivable agreements. The Exchange Tax Receivable Agreement provides for the payment by members of the ZoomInfo Tax Group to certain Pre-IPO OpCo Unitholders and certain Pre-IPO HoldCo Unitholders of 85% of the benefits, if any, that the ZoomInfo Tax Group is deemed to realize (calculated using certain assumptions) as a result of (i) the ZoomInfo Tax Group’s allocable share of existing tax basis acquired in the IPO and (ii) increases in the ZoomInfo Tax Group’s allocable share of existing tax basis and tax basis adjustments that will increase the tax basis of the tangible and intangible assets of the ZoomInfo Tax Group as a result of sales or exchanges of OpCo Units for shares of Class A common stock after the IPO, and certain other tax benefits, including tax benefits attributable to payments under the Exchange Tax Receivable Agreement. The Reorganization Tax Receivable Agreement provides for the payment by ZoomInfo Technologies Inc. to Pre-IPO Blocker Holders and certain Pre-IPO HoldCo Unitholders of 85% of the benefits, if any, that the ZoomInfo Tax

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Group is deemed to realize (calculated using certain assumptions) as a result of the ZoomInfo Tax Group’s utilization of certain tax attributes of the Blocker Companies (including the ZoomInfo Tax Group’s allocable share of existing tax basis acquired in the Reorganization Transactions), and certain other tax benefits, including tax benefits attributable to payments under the Reorganization Tax Receivable Agreement. In each case, these increases in existing tax basis and tax basis adjustments generated over time may increase (for tax purposes) the ZoomInfo Tax Group’s depreciation and amortization deductions and, therefore, may reduce the amount of tax that the ZoomInfo Tax Group would otherwise be required to pay in the future, although the IRS may challenge all or part of the validity of that tax basis, and a court could sustain such a challenge. The ZoomInfo Tax Group’s allocable share of existing tax basis acquired in the IPO and the increase in the ZoomInfo Tax Group’s allocable share of existing tax basis and the anticipated tax basis adjustments upon exchanges of OpCo Units for shares of Class A common stock may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. The payment obligations under the tax receivable agreements are an obligation of members of the ZoomInfo Tax group, but not of ZoomInfo OpCo. The ZoomInfo Tax Group expects to benefit from the remaining 15% of realized cash tax benefits. For purposes of the tax receivable agreements, the realized cash tax benefits will be computed by comparing the actual income tax liability of the ZoomInfo Tax Group (calculated with certain assumptions) to the amount of such taxes that the ZoomInfo Tax Group would have been required to pay had there been no existing tax basis, no anticipated tax basis adjustments of the assets of the ZoomInfo Tax Group as a result of exchanges and no utilization of certain tax attributes of the Blocker Companies (including the Blocker Companies’ allocable share of existing tax basis), and had ZoomInfo Technologies Inc. not entered into the tax receivable agreements. The term of each tax receivable agreement continues until all such tax benefits have been utilized or expired, unless (i) ZoomInfo Technologies Inc. exercises its right to terminate one or both tax receivable agreements for an amount based on the agreed payments remaining to be made under the agreement, (ii) ZoomInfo Technologies Inc. breaches any of its material obligations under one or both tax receivable agreements in which case all obligations (including any additional interest due relating to any deferred payments) generally will be accelerated and due as if ZoomInfo Technologies Inc. had exercised its right to terminate the tax receivable agreements, or (iii) there is a change of control of ZoomInfo Technologies Inc., in which case the pre-IPO owners may elect to receive an amount based on the agreed payments remaining to be made under the agreement determined as described above in clause (i). Estimating the amount of payments that may be made under the tax receivable agreements is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The amount of existing tax basis and the anticipated tax basis adjustments, as well as the amount and timing of any payments under the tax receivable agreements, will vary depending upon a number of factors, including the timing of exchanges, the price of shares of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, the amount of tax attributes, and the amount and timing of our income.
We expect that as a result of the size of the ZoomInfo Tax Group’s allocable share of existing tax basis acquired in the IPO, the increase in the ZoomInfo Tax Group’s allocable share of existing tax basis and the anticipated tax basis adjustment of the tangible and intangible assets of the ZoomInfo Tax Group upon the exchange of OpCo Units for shares of Class A common stock and our possible utilization of certain tax attributes, the payments that ZoomInfo Technologies Inc. may make under the tax receivable agreements will be substantial. We estimate the amount of existing tax basis with respect to which our pre-IPO owners are entitled to receive payments under the tax receivable agreements (assuming all Pre-IPO OpCo Unitholders exchange their outstanding OpCo Units (together with a corresponding number of shares of Class B common stock) for shares of Class A common stock on the date of this prospectus) is approximately $387.6 million (assuming a public offering price of $51.03 per share of Class A common stock, which is the last reported sale price of our Class A common stock on the Nasdaq on June 30, 2020). The payments under the tax receivable agreements are not conditioned upon continued ownership of us by the exchanging holders of OpCo Units. See “Certain Relationships and Related Person Transactions—Tax Receivable Agreements.”

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Contractual Obligations and Commitments
The following table summarizes our material contractual obligations as of December 31, 2019 and the years in which these obligations are due:

		Payments due by Period
($ in millions)	Total	Less than one year	One to three years	Three to five years	Greater than five years
Long-term indebtedness(1)	$1,228.3	$8.7	$17.3	$17.3	$1,185.0
Operating leases(2)	58.5	6.7	15.1	14.1	22.7
Deferred or contingent consideration(3)	35.9	24.9	10.9	—	—
Total contractual obligations	$1,322.7	$40.3	$43.3	$31.4	$1,207.7
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(1)Includes future principal payments on long-term indebtedness through the scheduled maturity dates thereof. Indebtedness is discussed in Note 7 – Financing Arrangements to our consolidated financial statements included elsewhere in this prospectus. Interest incurred on amounts we borrow is based on relative borrowing levels, fluctuations in the variable interest rates, and the spread we pay over those interest rates. As such, we are unable to quantify our future obligations relating to interest and therefore no amounts have been included in the above table.
(2)Represents future payments on existing operating leases through the scheduled expiration dates thereof.
(3)Includes deferred consideration related to the Zoom Information Acquisition and contingent consideration related to the NeverBounce and Komiko acquisitions at non-discounted, currently estimated payout amounts. Acquisitions and related deferred or contingent consideration are discussed in Note 4 – Business Combinations to our consolidated financial statements included elsewhere in this prospectus. Estimated contingent consideration is subject to change depending on results of factors each is based on.
The amounts included in the table above represent agreements that are enforceable and legally binding; any obligations under contracts that we can cancel without significant penalty are not included here. The ultimate timing of these liabilities cannot be determined; therefore, we have excluded these amounts from the contractual obligations table above. Purchase orders issued in the ordinary course of business are not included in the table above as they represent authorizations to purchase the items rather than binding agreements. However, if such claims arise in the future, they could have a material effect on our financial position, results of operations, and cash flows.
The payments that we may be required to make under the tax receivable agreements that we entered into may be significant and are not reflected in the contractual obligations tables set forth above, as we are currently unable to estimate the amounts and timing of the payments that may be due thereunder.
Off-Balance Sheet Arrangements
As of June 30, 2020, there were “no off-balance sheet arrangements,” as defined in Item 303(a)(4)(ii) of Regulation S-K.
Critical Accounting Policies and Estimates
We prepare our financial statements in accordance with GAAP. Our critical accounting policies are those that we believe have the most significant impact to the presentation of our financial position and results of operations and that require the most difficult, subjective, or complex judgments. In many cases, the accounting treatment of a transaction is specifically dictated by GAAP with no need for the application of judgment.
In certain circumstances, however, the preparation of consolidated financial statements in conformity with GAAP requires us to make certain estimates, judgments, and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting period.
While our significant accounting policies are more fully described in Note 2 – Basis of Presentation and Summary of Significant Accounting Policies of our consolidated financial statements included elsewhere in this prospectus, we believe the following topics reflect our critical accounting policies and our more significant judgment and estimates used in the preparation of our financial statements.

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Revenue Recognition
We derive revenue primarily from subscription services. Our subscription services consist of our SaaS applications and related access to our databases. Subscription contracts are generally based on the number of users that access our applications, the level of functionality that they can access, and the amount of data that a customer integrates with their systems. Our subscriptions contracts typically have a term of one to three years and are non-cancellable. We typically bill for services annually or quarterly in advance of delivery.
We analyze contracts to determine the appropriate revenue recognition using the following steps: (i) identification of contracts with customers, (ii) identification of distinct performance obligations in the contract, (iii) determination of contract transaction price, (iv) allocation of contract transaction price to the performance obligations, and (v) determination of revenue recognition based on the timing of satisfaction of the performance obligation(s).
We generally recognize revenue for subscription contracts on a ratable basis over the contract term, beginning on the date that our service is made available to the customer. Unearned revenue results from amounts billed to customers in advance or cash received from customers in advance of the satisfaction of performance obligations.
Effective January 1, 2018, we adopted the requirements of Topic 606 using the full retrospective method of adoption.
Equity-Based Compensation
Equity instruments issued in exchange for services performed by officers, employees, and directors of the Company are accounted for using a fair-value based method, and the fair value of such equity instruments are recognized as expense in the consolidated statements of operations. Historically, the Company has issued profits interests to employees and officers with a return threshold that is set based on the fair value of the Company, as determined by the board of directors.
Equity-based compensation expense is measured at the grant date of the equity-based awards that vest over set time periods. Compensation expense is recognized on a straight-line basis over the requisite services period. For profits interests, fair value is estimated using the Black-Scholes option-pricing model. We determine the assumptions for the option-pricing model as follows:
•Risk-free interest rate - The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date closest to the grant date for zero-coupon U.S. Treasury notes with maturities approximately equal to the expected life of the equity grants.
•Expected life - The expected life represents the period of time that the equity-based awards are expected to remain outstanding, giving consideration to vesting schedules and forfeiture patterns.
•Volatility - The volatility is based on the historical volatility of the stock prices for comparable companies with a look-back period consistent with the expected life.
•Dividend yield - The dividend yield is assumed to be zero.
Equity-based compensation that vests based on a performance event, such as a liquidity event, begins to be recognized at the date that the performance event becomes probable, and compensation expense is recognized on a straight-line basis over any remaining service period. As of January 1, 2019, the Company adopted ASU 2018-07 and upon the adoption, the Company determined the fair value of outstanding non-vested, non-employee awards and will recognize expense in the same periods and in the same manner as if the Company were to pay cash to the recipient in lieu of the non-employee award. Performance vesting programs are primarily payable in cash from an upper-tier holder of Company equity units based on the appreciation of such units. These awards were modified in December 2019 to add an alternative performance and time vesting condition and to also permit settlement through exchange into the Company’s shares in addition to the existing cash-settlement option. The Company re-determined the fair value of these outstanding non-vested, non-employee awards at the time of the modification in December

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2019. The modified fair value of these incentive units is based on the Company’s underlying common unit equivalent.
Accounting for Business Combinations
We allocate the purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The purchase price is determined based on the fair value of the assets transferred, liabilities assumed, and equity interests issued, after considering any transactions that are separate for the business combination. The excess of fair value of purchase consideration over the fair values of the identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets and contingent liabilities. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired customer bases, acquired technology and acquired trade names, useful lives, royalty rates, and discount rates.
The estimates are inherently uncertain and subject to refinement during the measurement period for an acquisition, which may last up to one year from the acquisition date. During the measurement period, we may record adjustments to the fair value of tangible and intangible assets acquired and liabilities assumed, with a corresponding offset to goodwill. After the conclusion of the measurement period or the final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to earnings.
In addition, uncertain tax positions and tax related valuation allowances assumed in connection with a business combination are initially estimated as of the acquisition date. We re-evaluate these items based upon the facts and circumstances that existed as of the acquisition date, with any adjustments to our preliminary estimates being recorded to goodwill, provided that the timing is within the measurement period. Subsequent to the measurement period, changes to uncertain tax positions and tax related valuation allowances will be recorded to earnings.
Goodwill and Acquired Intangible Assets
Goodwill is calculated as the excess of the purchase consideration paid in a business combination over the fair value of the assets acquired less liabilities assumed. Goodwill is not amortized, but instead is assigned to each of the Company’s reporting units and is tested for impairment at least annually or when events and circumstances indicate that fair value of a reporting unit may be below its carrying value. ZoomInfo OpCo has one reporting unit.
We first assess qualitative factors to evaluate whether it is more likely than not that the fair value of a reporting unit is less than the carrying amount or elect to bypass such assessment. If it is determined that it is more likely than not that the fair value of the reporting unit is less than its carrying value, or we elect to bypass the qualitative assessment, we perform a quantitative test by determining the fair value of the reporting unit. The estimated fair value of the reporting unit is based on a projected discounted cash flow model that includes significant assumptions and estimates, including the discount rate, growth rate, and future financial performance. Valuations of similarly situated public companies are also evaluated when assessing the fair value of the reporting unit. If the carrying value of the reporting unit exceeds the fair value, then an impairment loss is recognized for the difference.
Acquired technology, customer lists, trade names or brand portfolios, and other intangible assets are related to previous acquisitions. Acquired intangible assets determined to have definite lives are amortized on a straight-line basis over the estimated period over which we expect to realize economic value related to the intangible asset. The amortization periods range from two years to 15 years. Acquired intangible assets determined to have indefinite lives are not amortized, but rather tested for impairment annually, or more often if and when events or circumstances indicate that the carrying value may not be recoverable.
Our most recent impairment assessment in 2018 determined that our goodwill and intangible assets were not impaired as the estimated fair value of our reporting unit substantially exceeded the carrying value.

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Income Taxes
ZoomInfo OpCo is comprised of two limited liability companies that are treated as partnerships for federal U.S. tax purposes, ten limited liability companies that are treated as disregarded entities for federal U.S. tax purposes, four corporations, and one foreign entity.
For partnership and disregarded entities, taxable income and the resulting liabilities are allocated among the owners of the entities and reported on the tax filings for those owners. We record income tax provision, deferred tax assets, and deferred tax liabilities only for the items for which ZoomInfo OpCo is responsible for making payments directly to the relevant tax authority.
Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Such temporary differences are reflected as other assets and deferred tax liabilities on the consolidated balance sheets. A deferred tax asset is recognized if it is more likely than not that a tax benefit will be accepted by a taxing authority.
In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will be realized and, when necessary, a valuation allowance is established. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible.
We are required to identify, evaluate, and measure all uncertain tax positions taken or to be taken on tax returns and to record liabilities for the amount of these positions that may not be sustained, or may only partially be sustained, upon examination by the relevant taxing authorities. Although we believe that our estimates and judgments were reasonable, actual results may differ from these estimates. Some or all of these judgments are subject to review by the taxing authorities.
We recognize the tax benefit from entity-level uncertain tax positions if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.
After consummation of the IPO we became subject to U.S. federal income taxes with respect to our allocable share of any U.S. taxable income of ZoomInfo OpCo and are taxed at the prevailing U.S. corporate tax rates. We are treated as a U.S. corporation and a regarded entity for U.S. federal, state, and local income taxes. Accordingly, a provision will be recorded for the anticipated tax consequences of our reported results of operations for U.S. federal, state, and foreign income taxes.
JOBS Act Accounting Election
We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
Recently Issued Accounting Pronouncements
Refer to Note 2 – Basis of Presentation and Summary of Significant Accounting Policies of our consolidated financial statements included elsewhere in this prospectus regarding recently issued accounting pronouncements which we adopted and have not yet adopted and the impact on our consolidated financial statements.

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Quantitative and Qualitative Disclosures about Market Risk
We have operations in the United States and internationally, and we are exposed to market risk in the ordinary course of business.
Inflation
We do not believe that inflation has had a material effect on our business, financial condition, or results of operations. However, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset higher costs through price increases and our inability or failure to do so could potentially harm our business, financial condition, and results of operations.
Interest Rate Risk
We had significant debt commitments outstanding as of December 31, 2019. These on-balance sheet financial instruments, to the extent they accrue interest at variable interest rates, expose us to interest rate risk. We seek to manage interest rate risk by entering into interest rate swap and interest rate cap agreements with financial institutions. A hypothetical 1.0% increase or decrease in the interest rate associated with our secured credit facilities would have resulted in a $9.4 million impact to interest expense for the year ended December 31, 2019.
Foreign Currency Exchange Rate Risk
To date, our sales contracts have been denominated in U.S. dollars. We have one foreign entity established in Israel. The functional currency of this foreign subsidiary is the U.S. dollar. Monetary assets and liabilities of the foreign subsidiaries are re-measured into U.S. dollars at the exchange rates in effect at the reporting date, non-monetary assets and liabilities are re-measured at historical rates, and revenue and expenses are re-measured at average exchange rates in effect during each reporting period. Foreign currency transaction gains and losses are recorded to non-operating income (loss). As the impact of foreign currency exchange rates has not been material to our historical results of operations, we have not entered into derivative or hedging transactions, but we may do so in the future if our exposure to foreign currency becomes more significant.
Credit Risk
Our financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, and trade and other receivables. We hold cash with reputable financial institutions that often exceed federally insured limits. We manage our credit risk by concentrating our cash deposits with high-quality financial institutions and periodically evaluating the credit quality of those institutions. The carrying value of cash approximates fair value.

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BUSINESS
Overview
Our mission is to unlock actionable business information and insights to make organizations more successful.
ZoomInfo is a leading go-to-market intelligence platform for sales and marketing teams. Our cloud-based platform provides highly accurate and comprehensive information on the organizations and professionals they target. This “360-degree view” enables sellers and marketers to shorten sales cycles and increase win rates by delivering the right message, to the right person, at the right time, to hit their number.
Every business needs to sell effectively to thrive. Today, sales and marketing is inherently inefficient. Sales representatives spend only a third of their time actually selling, in large part because they must spend so much of their time researching, curating, and organizing data, which is often of poor quality. Sales and marketing teams often lack scalable and actionable go-to-market intelligence to engage their customers and prospects. All organizations that sell to other businesses can use ZoomInfo to sell more, in a smarter, better, and faster way.
Today, approximately 215,000 paid users leverage our platform to identify the best target customers, pinpoint the right decision makers, obtain continually updated predictive lead and company scoring, monitor buying signals and other attributes of target companies, craft the right message, engage via automated sales tools, and track progress through the deal cycle.
To enable this, our go-to-market intelligence platform delivers comprehensive and high-quality intelligence and analytics on approximately 14 million companies and over 117 million professionals. We combine that breadth with deep insights, such as personnel moves, pain points, or planned investments, technologies used by companies, intent signals, decision-maker contact information, advanced attributes (such as time series growth, granular department and location information, and employee trends), organizational charts, news and events, hierarchy information, locations, and funding details. All of this can be integrated directly into our customers’ CRM and sales & marketing automation systems. Our intelligence is kept up to date in real time.
By leveraging AI and ML, the ZoomInfo platform is able to process billions of raw data events and refine them into unique and actionable insights. To create these insights, our platform continuously collects, enriches, curates, and verifies the data from millions of proprietary and public sources, including our contributory network, which captures data on approximately 50 million contact record events daily from our free Community Edition users and many of our paying customers.
Our software, insights, and data enable over 16,000 companies to sell and market more effectively and efficiently. Our customers operate in almost every industry vertical, including software, business services, manufacturing, telecommunications, financial services, retail, media and internet, transportation, education, hospitality, and real estate, and range from the largest global enterprises, to mid-market companies, down to small businesses. As customers continue their journey with us, we help them move up the go-to-market maturity curve from basic go-to-market operations, such as finding target accounts and contacts, to more sophisticated motions,

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such as prioritizing accounts, automating workflows and campaigns, crafting nuanced pitches, and monitoring deal momentum. Our robust suite of software and insights supports every step along that journey.
Independent of size or industry, we believe our platform can make almost any sales and marketing team more effective and more efficient. This broad applicability drives our TAM of approximately $26 billion, according to our estimates. Using the ZoomInfo platform, we have identified over 750,000 global businesses that sell to other businesses and have more than ten employees, which represent our potential customers. Our current customer base of over 16,000 implies penetration of approximately 2%.
Internally, we use the ZoomInfo platform to drive our own highly effective and efficient go-to-market motion. We have developed a high-velocity lead generation engine and invested in tech-enabled processes, such as lead scoring and lead routing, fueled by our data and insights. When combined with our investments in onboarding, training and sales enablement, this results in an optimized go-to-market motion. For the 12 months ended June 30, 2020, our median new business sales cycle from opportunity creation to close was less than 30 days, and our average LTV compared to our average CAC was over 10x. Our focus on customer adoption, success, and expansion helps us to deliver continued value and creates opportunities for increased usage. Today, over 650 of our customers spend more than $100,000 in ACV, with 16 customers spending over $1,000,000 in ACV.
ZoomInfo, formerly known as DiscoverOrg, was co-founded in 2007 by our CEO, Henry Schuck. DiscoverOrg achieved significant organic growth since its founding and acquired Zoom Information, Inc. (“Pre-Acquisition ZI”) in February 2019 to further expand the breadth of our go-to-market intelligence, industry coverage, and addressable market opportunity. Subsequently, the combined business has been re-branded as ZoomInfo. We and Pre-Acquisition ZI generated revenue of $144.3 million and $72.5 million in 2018, respectively, and $293.3 million in 2019 and $9.7 million for the one month ended January 31, 2019, respectively. We generated revenue of $123.1 million and $213.1 million for the six months ended June 30, 2019 and June 30, 2020, respectively. We and Pre-Acquisition ZI generated net income (loss) of $(28.6) million and $(27.5) million in 2018, respectively, and $(78.0) million in 2019 and $0.8 million for the one month ended January 31, 2019, respectively. We generated net income (loss) of $(60.1) million and $(62.1) million for the six months ended June 30, 2019 and June 30, 2020, respectively. We generated Adjusted Operating Income of $83.7 million and $167.1 million in 2018 and 2019, respectively. We generated Adjusted Operating Income of $72.9 million and $104.0 million for the six months ended June 30, 2019 and June 30, 2020, respectively.

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Industry Background
Sales and Marketing is Fundamental to Every Business
For every company, sales and marketing is a fundamental function that defines its success. As a result, businesses—from the largest enterprises to the smallest companies—typically spend significantly on sales and marketing activities. For example, Forbes Global 2000 companies collectively spent over $2 trillion on sales and marketing activities alone in 2018 according to Capital IQ. These sales and marketing activities span numerous teams, including demand generation, sales development, account executives, sales engineers, sales operations, sales enablement, product marketing, account management, customer success, customer marketing, managers, and executives. Alignment of these teams, combined with platforms and content to execute effective strategies, is critical to their success.
Business-to-Business (“B2B”) Sales and Marketing has Changed
Prior to the advent of sales and marketing technologies, businesses that sold to other businesses operated in an analog world, relying on field sales representatives to gather customer information and navigate sales processes. Sales representatives gathered data through in-person meetings and stored this information in their rolodexes. This process was manual, expensive, and inefficient. The data gathered was limited in depth, breadth, and accuracy, and began decaying as soon as it was captured. As a result, many sales representatives focused on existing customers, without effective methods to identify new accounts to target in a scalable, repeatable way. Additionally, information was often trapped inside the heads or spreadsheets of individual sales representatives and was often not shared with others in their organization. When sales representatives departed for another organization, they took their rolodexes and customer intelligence with them. Businesses lacked scalable systems to capture, disseminate, and leverage data and insights across their organizations.
To address these problems, businesses invested in new technologies to digitally transform the way they sell and market. They adopted CRM systems, primarily to manage the sales process. These CRM systems also provided functionality to digitize sales representatives’ rolodexes and centralize information to be made available throughout an organization. Businesses also invested in marketing automation systems and new forms of customer engagement to automate different go-to-market tasks. As the recession hit in 2008, the focus on efficiency accelerated. The CRM market grew from $12 billion in 2009 to $42 billion in 2018, representing a nearly 250% increase, according to a 2019 Global Industry Analysts, Inc. report. In addition, the average percentage of full time sales employees allocated to inside sales representatives, the primary users of these CRM technologies, grew from 9% in 2014 to 16% in 2019 for B2B mid-sized organizations, and, for larger organizations, inside sales becomes a bigger component of the overall sales organization, according to SiriusDecisions.
Despite these investments, businesses still rely largely on manual processes to gather intelligence to drive these systems. Consequently, the data that supports CRM and sales & marketing automation systems and workflows is frequently stale, inaccurate, incomplete, and limited in depth and breadth, making these systems and their impact on the businesses suboptimal and less valuable.
Sales and Marketing is Still Inefficient
According to Salesforce.com, sales representatives spend only a third of their time actually selling, in large part because they must spend so much of their time researching and organizing data, which is often of poor quality. This inefficiency is manifested in three main ways:
1)It’s hard to find and engage with decision makers. Inaccurate or missing contact information plagues efforts to engage with a broad set of targets quickly and efficiently. 30% to 50% of data in customers’ CRM and enterprise resource planning systems is incorrect at any given time. A Forrester survey we commissioned in August 2019 reinforces these findings—only 8% of sales and marketing professionals said that their sales and marketing data is sufficiently accurate (greater than 90% accuracy). As a result, sales and marketing professionals find it difficult to connect with the right person in a specific organization, leading to countless manual one-off efforts to reach prospects, such as guessing email addresses or blindly

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calling mainline telephone numbers, which often get blocked. Ultimately, once they find the correct information, the data immediately begins to decay.
2)It’s hard to know when to engage. Sales and marketing professionals are much better positioned to land a sale when they have insights into when a customer intends to make a purchase. The earlier they know this, the better. Intent can be signaled by job postings, recent hires, press releases, technology usage, web activity, and buying behaviors. Manually gathering this information across a broad universe of prospects is not feasible, as it requires significant ongoing technology investment and innovation to gather the information at scale and ensure accuracy.
3)No data-driven way to prioritize targets. Prioritization decisions for sales and marketing resources are often made based on intuition, random knowledge gathering, and instinct, instead of data. When companies do use data, it tends to be static and siloed, and does not reflect changes that happen in businesses every day. In order to properly prioritize accounts, companies need data-driven models to define what an attractive customer looks like and real-time intelligence to assess these targets. High-quality intelligence needs to be programmatically ingested, merged, and evaluated each day to make the sales and marketing process effective.
There is a Need for a Comprehensive Go-to-Market Intelligence Solution
Sales and marketing teams need go-to-market intelligence to engage the right people, at the right companies, with the right message, at the right time. Go-to-market intelligence provides a “360-degree view,” aggregating all the information and intelligence gathered from numerous sources that together paint a comprehensive dynamic picture of target customers, their organizational structure, corporate hierarchy, decision-makers, and methods of contact. This all needs to be updated in real time and integrated into workflows through CRM and sales & marketing automation systems—the systems nearly every company uses to manage its sales and marketing processes. This 360-degree view enables sales and marketing professionals to identify the best target customers, pinpoint the right decision makers, obtain continually updated predictive lead and company scoring, monitor buying signals and other attributes of target companies, craft the right message, engage via automated sales tools, and track progress through the deal cycle.
Today, point solutions exist to aid in go-to-market intelligence efforts, but they only address a fraction of the 360-degree view of the customer, and often lack the accuracy required to be effective. These solutions may include contact lists, company databases, technology surveillance providers, buying intent monitors, and news aggregators.
Companies that have implemented some B2B intelligence practices and technology, even at limited levels of maturity, have realized 35% more leads and 45% higher-quality leads, leading to higher revenue and faster growth, according to a Forrester survey we commissioned. The same report found that only 1.2% of companies have mature B2B intelligence practices and technology, indicating that today the market is still in the very early days for adoption of these solutions.
The ZoomInfo Platform
ZoomInfo is the go-to-market intelligence platform for over 16,000 sales and marketing teams worldwide as of June 30, 2020. Our cloud-based platform gives sales and marketing professionals highly accurate and comprehensive information and insights on the organizations and professionals they target. This 360-degree view provides detailed understanding, and coupled with our analytics, shortens sales cycles and increases win rates by enabling sellers and marketers to deliver the right message, to the right person, at the right time, to hit their number.
We had approximately 215,000 paid users using our paid platform as of June 30, 2020 with additional free users on our Community Edition product. Our platform helps users identify the best target customers, pinpoint the right decision makers, obtain continually updated predictive lead and company scoring, monitor buying signals and other attributes of target companies, craft the right message, engage via automated sales tools, and track progress through the deal cycle. Our users work in our platform on a daily basis. Our insights are also integrated into their workflows and CRM and sales & marketing automation systems, including Salesforce, Marketo, HubSpot, Microsoft Dynamics, Oracle Sales Cloud, Bullhorn, Act-On, and a variety of other commonly used tools.

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Our 360-Degree View
As of June 30, 2020, our go-to-market platform delivered comprehensive intelligence and analytics on approximately 14 million companies and over 117 million professionals. We enhance these records with curated insights, such as personnel moves, pain points or planned investments, technologies used by companies, intent signals, advanced attributes (such as time series growth, granular department and location information, and employee trends), organizational charts, news and events, hierarchy information, locations, and funding details.
Our intelligence is kept up to date in real time. This enables us to provide our customers with a contractual guarantee that at least 95% of the employment information they access will be current. This is accomplished through a combination of robust systems and processes leveraging AI, ML and our proprietary human-in-the-loop approach.
Furthermore, we also integrate our customer’s first-party data with our platform to deliver unique insights. As an example, customers can upload their historic win/loss data into our platform and determine which of our 50,000+ attributes best predicts success for future opportunities. Our go-to-market intelligence platform then identifies the highest-ranked targets across the 14 million companies in our platform.
With ZoomInfo, the sales and marketing process becomes more streamlined and efficient, as demonstrated through the following examples:
•One of the world’s largest banks uses ZoomInfo to provide their newly hired financial advisors a global network of senior professionals to target from which they can build their books of business.
•A telecom giant uses the ZoomInfo application programming interface (“API”) to import all of our intelligence into its data lake—combining insights, such as tenants at a particular location and competitor technologies installed, with first-party insights, such as buildings with fiber—to enable their team of thousands of sellers.
•An enterprise software company uses ZoomInfo insights, such as the number of cyber security professionals employed and security technologies used at an organization, to conduct third-party vendor risk assessments for its customers, enabling them to make informed selection decisions.

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•A Fortune 500 transportation and logistics company uses ZoomInfo predictive intent data to identify potential prospects who are conducting online research on “high-volume printing” and “commercial printing solutions.”
•A healthcare company combats diabetes, hypertension, and high cholesterol by using ZoomInfo organizational charts to identify the top human resources contacts at large employers able to roll out programs companywide and better lives quickly and efficiently.
•One of the largest management consulting firms uses ZoomInfo to conduct targeted market research on behalf of its clients.
•A championship-winning professional basketball franchise uses ZoomInfo to identify local businesses to purchase suites and human resources executives to develop employee engagement and perks programs.
•An HVAC and electrical company uses ZoomInfo for address and location data so its sellers no longer have to drive around downtown areas looking for potential customers.
•One of the world’s largest beauty product retailers uses ZoomInfo to power its recruiting efforts by identifying and sourcing talent.

Our Data Engine
Our Machine Learning and Artificial Intelligence Technologies
We are able to deliver high-quality intelligence at scale by leveraging an AI- and ML-powered engine that gathers data from millions of sources and standardizes, matches to entities, verifies, cleans, and applies the processed data to companies and people at scale to generate insights. To do this, we aggregate and extract distinct types of data, such as revenue, locations, technologies, keywords, contact information, including email addresses, titles, and phone numbers, and many others, from millions of public and proprietary sources, as detailed below. Our evidence-based ML algorithm scores, ranks, and makes determinations about these billions of data points each day. To help train our AI and ML technologies and augment our contributory network, we have a team of 300 research analysts and 40 data scientists with deep expertise in cleaning B2B data. This human-in-the-loop team plays a strategic role, focusing on quality assurance and addressing data and intelligence gaps that technology alone cannot solve. We have processes in place to use our research team to tag anomalies in data, review data pieces that require another manual verification, identify patterns to transform this understanding into algorithms, and identify methods to automate data gathering.
Examples of how the data engine works include:
•We collected 72 pieces of data related to a professional’s contact information over a three-year period, including seven unique email addresses and four unique phone numbers. Our algorithm factors in source count, source reliability, recency, and other attributes to accurately identify the professional’s contact information and publish that information in our platform.
•We receive an email signature from Jane Doe through the contributory network, indicating her role is VP of Application Security at Alpha Corp., we compare that to prior data indicating her job title was Senior Director, and we publish her promotion to our platform.
•The VP of Marketing at a retail company responds to one of our automated surveys, indicating he plans to hire a new digital advertising agency within the next 12 months, which is published as a scoop on our platform.
•Our AI technology reads an agenda for a software company’s conference and identifies that the CEO of Omega Corp. is a keynote speaker at the conference, creating a piece of evidence that Omega Corp. is likely a customer.

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•Our human-in-the-loop AI system detects potentially new C-Level hires and surfaces them to research analysts for acceptance or rejection in a review queue. The aggregated feedback from human researchers is used to make decisions about automatically rejecting or accepting future cases.
Our Data Sources
We have a number of data sources, including proprietary sources, that enrich our platform as detailed below.
Contributory Network
Our free users and many of our paying customers contribute data that enhances our platform. Many of our paying customers participate in our contributory network to improve the quality of the data within their CRM and sales & marketing automation systems. Similarly, all of our free Community Edition users participate in our contributory network to get access to data. Our contributory network captures data on approximately 50 million email signatures, email deliverability and contact update records daily. We obtain email signatures, which are rich sources of data, through integrations with email systems, and also obtain unattributed data through integrations with our customers’ CRM and sales & marketing automation systems. This gives us visibility into hundreds of millions of confirmatory and disqualifying signals each month, allowing us to keep our data and our customers’ data cleaned in real time and create accuracy scores for the content. In addition to enriching our existing data, these types of records often provide us with additional data and actionable insights, such as professionals getting promoted, changing jobs or leaving companies.
Unstructured Public Information
Our patented and proprietary technologies extract and parse unstructured information found on webpages, newsfeeds, blogs, and other public sources, and then match that information with entities that we have previously identified. The conversion of unstructured data to actionable insights at massive scale is highly valuable to our customers. We monitor over 50 million web domains.
Data Training Lab
We have developed hundreds of processes, largely automated, to gather information from sources, such as PBX directories, website traffic and source code, and proprietary surveys. Our researchers develop proprietary libraries that map raw data points to additional information to generate useful insights. For example, we enhance technology to gather a telephone number extension at a particular company and location by leveraging our library to generate a full direct dial phone number, by appending the correct area code and prefix. Combining these libraries with the wealth of information we gather from our contributory network and unstructured public and generally available information allows us to provide proprietary data points for customers.
Generally Available Information
We purchase a limited amount of data from third-party vendors (e.g., other data brokers) to be used in our platform. Our technology typically adds value to this data by combining it with our proprietary insights. In 2019, we spent less than $3 million on such data, with spend decreasing year over year.
Benefits of Our Platform
•Significant and Measurable Revenue Improvement. The highly accurate and deep intelligence on existing and prospective customers, coupled with analytics and prioritization engines that we provide, increases revenue for our customers. Proving this to our customers is easy, because we integrate with the systems that they use to attribute revenue at the end of each month, quarter, and year. In some cases, the ROI that we generate can exceed 100 times the annual spend on the ZoomInfo platform. For example, a tier 1 global bank with initial spend of approximately $17,000 in 2006, expanded to approximately 1,000 licenses and increased spend to approximately $1.4 million annually as of June 30, 2020 after thirteen of their top users generated approximately $46 million in net new money in the first 12 months of use. Similarly, a telecom giant that uses the ZoomInfo platform to empower its salesforce with attribute insights had initial spend of approximately $6,000 in 2017, grew to spend of approximately $1.1 million as of June 30, 2020 and used

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the ZoomInfo platform to drive approximately $43 million in closed business attributable to ZoomInfo in 24 months.
•Unmatched Accuracy, Depth, and Coverage of Data. We gather data from millions of sources to power our AI- and ML-driven platform. We are able to provide a guarantee of 95%+ accuracy as a result of our focus on quality, coupled with proprietary methods to extract, parse, match, and clean data. Our data accuracy also allows sales and marketing professionals to realize the value promised by their CRM and sales & marketing automation systems. We do not believe that any other solution provides the depth and breadth of data that we provide on approximately 14 million companies and over 117 million professionals.
•Unique Data Points Drive Valuable Insights. Leveraging our unique data asset, we are able to provide sales and marketing professionals with a 360-degree view of their target customers. We integrate unique data points that are proprietary to ZoomInfo with our customers’ data to enrich their information and develop unique insights. An example of this is our ability to shorten online inbound marketing forms to increase the probability of their completion. We do this by taking only a single data point provided by a prospect, such as an email address, and we enrich the record with additional relevant information that we have such as title, job function, size of organization and more.
•Integrated and Automated Platform. Our cloud-based platform is available to our customers wherever needed and can be accessed from any device, anywhere in the world, in a secure manner. Our insights can also be delivered directly into our customers’ workflows and supporting infrastructure, including Salesforce, Marketo, HubSpot, Microsoft Dynamics, Oracle Sales Cloud, and a variety of other commonly used platforms. The vast majority of our customers integrate ZoomInfo with their most-used CRM or sales & marketing automation system. We make all of these systems better because of the accurate data and insights that we provide.
Our Competitive Strengths
•Market Leader with a Comprehensive Go-to-Market Intelligence Platform. We provide the most accurate and comprehensive go-to-market intelligence platform available. Customers leverage our complete view of their target customers and prospects to drive effectiveness and efficiency. Our platform covered approximately 4.2 million U.S. companies with at least one employee (compared to 5.28 million U.S. companies with at least one employee identified by the U.S. Bureau of Labor Statistics) with a contractual guarantee that at least 95% of the employment information they access will be current. We do all these things at scale and in real time, and integrate into our customers’ workflows and systems. Our market leadership enables us to drive greater customer adoption based on our leading reputation, users that move among companies, and word of mouth.
•Finely Tuned Go-to-Market Model. We utilize the ZoomInfo platform to power our efficient go-to-market motion. Our median new business sales cycle from opportunity creation to close was less than 30 days for the year ended December 31, 2019. For the same period, our average LTV to average CAC was over 10x. We achieve this efficiency while sourcing 40% of our sales from our outbound sales motions, meaning that we generate sales from customers that did not proactively ask for a demo or fill out a form on our website. The ZoomInfo platform, with its accurate insights combined with a predominantly inside-sales model that is efficient and scalable, has capacity to sell additional products and services.
•High-Velocity Software Development. We foster an innovative, fast-paced engineering culture that enabled the development, launch, and adoption of 112 product features and services in 2019, including a new platform bringing together the best features and intelligence of DiscoverOrg and Pre-Acquisition ZI into a single offering. Our own go-to-market engine relies on our platform and serves as a laboratory environment to continually experiment and test new approaches to drive sales effectiveness, and innovate our product. Our team delivers new features in less than two weeks and fixes many deficiencies in our platform in under an hour. We deliver this speed by relentlessly focusing on the visibility, efficiency and predictability of our engineering team.

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•Powerful and Significant Network Effects. Driven by growth in our contributory network, the number of records we receive from our network has grown to approximately 50 million per day. As our contributory network grows, so does the data we receive, which drives the accuracy and coverage of the intelligence we provide. This growth in data, and thus go-to-market intelligence, provides greater value to our customers, who benefit with the addition of each incremental user.
•Visionary, Founder-Led Management Team. Our co-founder and CEO, Henry Schuck, pioneered the category of go-to-market intelligence and is the driving force behind our vision, mission, and culture. Our highly talented, customer-centric senior leadership enables us to rapidly develop new products, move more quickly than our competition, and build our fast-paced, execution-oriented culture.
Our Market Opportunity
We believe that companies of all sizes and across all industries will invest in go-to-market intelligence systems given the critical role sales and marketing play for all companies, the high ROI that successful adoption can bring, and the requirement for all businesses to keep up with their competitors. As such, we estimate the TAM for our platform to be approximately $26 billion, based on data as of June 30, 2020.
We calculate our TAM by estimating the total number of companies by employee size for companies with 1,000 or more employees, companies with 100 to 999 employees, and companies with 10 to 99 employees and applying the ACV to each respective company using internally generated data of actual customer spend by company size. The aggregate calculated value represents our estimated TAM. Data for numbers of companies by employee count is from our ZoomInfo platform that we have identified as relevant prospects for our platform.
The ACV applied to the specifically identified number of companies by employee size is calculated by leveraging internal company data on current customer spend, which is concentrated on sales and marketing use cases today. For our companies with 1,000 or more employees, we have applied the average ACV of our top quartile of customers with 1,000 or more employees, who we believe have achieved broader implementation of our platform across their organizations. For companies with 100 to 999 employees and companies with 10 to 99 employees, we have applied an average ACV based on current spend for our customers in these bands.
Our Growth Strategy
We intend to drive the growth of our business through the following strategies:
•Continue to Acquire New Customers. Using the ZoomInfo platform, we have identified over 740,000 global businesses that sell to other businesses and have more than 10 employees, which represent our potential customers. Our current customer base of over 16,000 implies penetration of approximately 2%. We won approximately $101 million of ACV across approximately 5,500 new customers in the year ended December 31, 2019. We plan to continue to acquire new customers with our efficient and scalable go-to-market engine.
•Deliver Additional High-Value Solutions to Our Existing Customers. We often expand within existing customers as they realize the value of using our platform and identify opportunities to drive more sales in two ways: customers upgrade their platform or purchase additional services. In the year ended December 31, 2019, customers upgraded their platform or purchased additional services almost 6,000 times.
•Drive Incremental Penetration Within Enterprises. We believe we are underpenetrated in the enterprise market and that, within many of our existing enterprise customers, we have significant room to expand use cases and users. We will expand our dedicated enterprise-focused inside sales team to focus our efforts on this opportunity. We already have traction expanding within our larger accounts: our segment of customers with over $100,000 of ACV as of December 31, 2019 experienced 65% ACV growth during the prior 12 months.

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•Leverage Our Platform for Adjacent Use Cases such as Recruiting. Customers are organically adopting our existing platform for new use cases, such as recruiting, investing, market research, compliance and collections. We have a significant opportunity to tune the front end of our platform to create new offerings that squarely meet the needs of these new use cases and expand our TAM. For example, we intend to build our recruiting offering by developing recruiting-specific features, analytics and front-end tools that leverage our existing data, insights and platform.
•Expand to International Markets. We believe adoption of sales and marketing intelligence in international markets is still nascent. Our go-to-market efforts are currently focused on the U.S. market with less than 10% of our revenue generated from international customers. We currently profile international businesses; approximately half of the 14 million companies on our platform are headquartered outside the United States. We believe there is a compelling opportunity to bring our offering to more English-speaking countries with minimal platform investment.
•Selective Acquisitions to Complement Our Platform. We will continue to evaluate opportunities to make acquisitions that expand our platform and solve new use cases for customers. We believe we can add significant value to businesses we acquire in three ways: integrating our high-quality data, leveraging our go-to-market infrastructure and selling into our large customer base, which is hungry to further improve their go-to-market motions with additional data-driven technologies. Our management team has deep experience successfully integrating acquisitions, having successfully acquired and integrated six acquisitions, including technology tuck-ins like NeverBounce, which provides email delivery confirmation technology, and Komiko, which provides a unique relationship mapping technology, as well as executing larger-scale transactions, such as DiscoverOrg’s acquisition of RainKing in August 2017 and Pre-Acquisition ZI in February 2019.
Our Products
Today, we sell our ZoomInfo platform. We developed this new platform by combining the best features from the original DiscoverOrg platform and the acquired Pre-Acquisition ZI platform. Certain existing customers continue to renew their subscriptions to the original Pre-Acquisition ZI or DiscoverOrg platform, which we continue to support.
The original DiscoverOrg platform provides depth on a limited number of companies, while the Pre-Acquisition ZI platform provides more limited information on a broader set of companies. The combined platform capitalizes on a greater depth of data across a broader set of companies, complemented by additional features and insights not available on the prior platforms.
Platform Functionality
•Company and Contact Profiles. View consolidated go-to-market intelligence available on companies and contacts.
•Dashboard. Customizable landing pages to help users organize workflow around actionable insights.
•Search. Use 60+ filters and thousands of keywords and attributes to build hyper-targeted lists of companies, contacts, scoops and intent, or to look up a single record.
•Enhance. Upload first-party company and contact lists, match to our records and fill in data gaps.
•Alerts. Get notifications when actionable intel surfaces on a company or contact that a user follows.
•Prioritize. Score records on fit, context, and actionable intel based on target profiles.
•Orchestrate. Create custom rules driven by intelligence to automate workflows.
•Integrate. Connect and export directly to CRM and sales & marketing automation systems and continually update exported records on an ongoing basis.

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•Identity Resolution. Identify the companies represented by anonymous website visitors.
•Email Verification. Verify email addresses before running a campaign to lower bounce rates.
•Browser Intelligence. ZoomInfo’s Google Chrome Extension, ReachOut, delivers company and contact intelligence on screen as users view corporate websites and LinkedIn profiles.
Go-to-Market Intelligence
•14 Million Companies. Includes description, location, industry, revenue and employees.
•Over 117 Million Contacts. Includes role, location, verified email and direct dial phone numbers.
•Scoops. Curated insights, such as personnel moves, pain points or planned investments.
•Technologies. The stack of technologies used by companies.
•Intent. Reveals companies signaling intent to buy through research on products or related topics.
•Attributes. Enables granular targeting on categories of attributes, such as location, job function and company rankings. Examples include: “Has a call center,” “Has a mobile application,” “Has 100+ locations,” and “Has a data scientist.”
•Organizational Charts. Displays the organizational hierarchy of a company and helps identify decision makers.
•News & Events. Links to relevant news articles and events including press releases.
•Corporate Structure and Hierarchy. Illustrates the relationships between parent companies, subsidiaries, and acquisitions.
•Locations. Identifies all known company sites and contacts located at each location.
•Funding and Acquisition Announcements. Timely alerts on funding rounds and merger and acquisition activities.

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We offer four editions: Elite, Advance, Professional, and Community, ranging from the most complete functionality to the least.
Incremental to these editions, customers can benefit from additional functionality through add-ons or standalone products that serve a specific business need. Select examples of these include:
•Additional Record Subscriptions. Each product edition comes with an allowable number of records per user sufficient for typical sales use cases. Records are contact or company information that is exported from the ZoomInfo platform via an integration or to Excel. When a customer is using the platform for more data-intensive use cases, the customer can purchase additional record subscriptions typically sold on a 12-month term.
•European Dataset. Gain access to contact and other data for businesses throughout Europe.
•ZoomInfo Enrich. Fills in data gaps and maintains the accuracy and completeness of data in customers’ go-to-market systems. Automatically cleans and appends new records generated in these go-to-market systems, in real time.
•ZoomInfo Engage. A sales engagement solution that enables direct outreach to prospects and customers. Functionality includes a dialer, email orchestration and templates, chat, custom multi-touch engagement sequences and activity syncing with go-to-market systems.
•ZoomInfo InboxAI. Mines email and calendar systems for contacts and activity, automatically synchronizing them with Salesforce. It also generates AI-powered insights and recommendations to help teams manage opportunities and renewals.
•ZoomInfo Compliance API. Helps customers identify pertinent information, such as physical locations and other known aliases, for opt-out requests.
Our pricing is based on the edition, number of users and add-on functionality of our platform that is purchased.
Our Technology
Our platform is architected and built to be innovative, scalable, reliable and secure. Our platform is a multi-tenant, single code-based, globally available SaaS delivered through web browsers or mobile applications. The architecture, design, deployment and management of our platform are centered on the following areas:
•Innovation. We foster an innovative, fast-paced engineering culture that enabled the release of 112 product features and services in 2019, including a new platform bringing together the best features and intelligence of DiscoverOrg and Pre-Acquisition ZI into a single offering. Our team often delivers new features in less than two weeks and fixes many deficiencies in our platform in under an hour. We deliver this speed by relentlessly focusing on the visibility, efficiency and predictability of our engineering team.
•Scalability. By leveraging leading cloud infrastructure providers, including the Google Cloud Platform, Amazon Web Services and Microsoft Azure, along with our automated technology stack, we are able to scale workloads of varying sizes at any time. This allows us to process billions of data points each day from millions of data sources in our proprietary data engine.
•Reliability. Each of our application components is deployed redundantly across multiple data centers, and most of our software today runs on a leading cloud infrastructure platform that provides automatic recovery from failures and auto-scaling to handle load spikes. We have also taken the first steps toward providing redundancy for cloud provider failures across our most critical applications. Employing these and many other strategies, we have achieved 99.99% uptime for the ZoomInfo platform from its launch to June 30, 2020.

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•Security. We encrypt all traffic, employ Zero Trust authentication wherever feasible, scan our code and dependencies for vulnerabilities and undergo regular pen-testing. In addition, all user passwords are centrally managed.
Finally, our integrations with our customers’ CRM and sales & marketing automation systems are enabled by 11 out-of-the-box integrations, along with webhooks and custom code-run so any customer can build their own export functionality. In addition, customers can use the ZoomInfo API to build customized solutions within their existing workflows. The combination of the out-of-the-box features and integrations, enterprise-level API and webhooks give our customers the ability to build any logic, in any place.
Our Customers
Our large and diversified customer base consists of over 16,000 customers spanning a wide variety of industry verticals, including software, business services, manufacturing, telecommunications, financial services, media and internet, transportation, education, hospitality, and real estate. Our customers range from the largest global enterprises, to mid-market companies, down to small businesses. As of June 30, 2020, we had over 650 customers with more than $100,000 of ACV, with 16 customers spending over $1,000,000 in ACV annually. No single customer contributed more than 1% of revenue.
Our Go-to-Market Strategy
We have built an extremely efficient go-to-market engine. We have integrated our insights and data into an automated engine with defined processes and specialized roles in order to market and sell our services.
Our go-to-market motion starts with our high-velocity marketing engine driven by the marketing team. From development to execution and to measurement, we use the ZoomInfo platform as the foundation for our entire marketing strategy, and we utilize data and intelligence from our platform to generate high lead volumes and maximize effectiveness of our marketing programs.
When a new lead comes in, it is first passed through our proprietary algorithms and scored before being passed to our inbound team. Only high-quality leads, determined by the fit, the likelihood of a win, and the dollar amount associated with the win are passed onto the sales development representatives (“SDRs”). SDRs typically follow up with inbound leads in three minutes or less to set up a demo.
Once a prospect agrees to a demo, we use our proprietary algorithms to select the account executive (“AE”), who is most likely to close a deal with that particular prospect based on attributes such as company size, industry, number of sales professionals, and the go-to-market technologies the prospect uses. We empower our AEs with the ZoomInfo platform by giving them a 360-degree view on the prospect so AEs know what and how to pitch.
For our outbound motion, we leverage our AI Ideal Customer Profile feature to identify companies that have similar characteristics to our best customers. We also feed actionable insights into our data lake and use these insights to prioritize targets for outbound team. In 2019, nearly 40% of all attributable new sales were generated from outbound sales motions.
Our unique hiring strategy and sales development plan support these inbound and outbound sales teams and allow us to achieve high velocity to value. We have dedicated onboarding, role specialization, goal setting and performance tracking systems, and as a result, we empower our employees right out of college to generate value under three weeks, and enable them to grow into more complex, high value roles.
As a result of all of our go-to-market processes, we have achieved a median sales cycle of less than 30 days from opportunity creation to close and an average LTV to CAC of over 10x in the year ended December 31, 2019. We are also able to drive same-day close on many opportunities.
Once an AE closes business, the account gets passed to the learning and development team, who is responsible for onboarding and training new customers. Once on board, the customer success team is responsible for maintaining the account health score, which we define based on the usage of the platform. Finally, our team of account managers is responsible for ACV expansion and renewal. Using our platform, account managers expand

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their footprint within existing customers that have significant potential to grow their relationship with us. In 2019 our net annual retention rate increased to 109% from 102% in 2018.
Our People, Culture, and Values
Our mission is to unlock actionable business information and insights to make organizations more successful. The values we live and work by build the foundation for our award-winning culture.
•Winning…Is What Drives Us. We’re focused on stretch goals that we feel good about, and are laser-focused to blow those marks out of the water.
•We Rapidly Innovate. We believe in challenging the status quo and refuse to stand by the words “that’s the way it has always been done.” We look beyond to see what is the most innovative, efficient, and effective way each and every day.
•We Are 100% Results Driven. We face obstacles head on and collaborate to overcome them.
•We Like to Feel Uncomfortable. If we’re not uncomfortable, we’re not getting better. Discomfort is key to change, change is key to progress and progress is the key to winning.
•We Define New Possibles. We don’t just meet our goals, we take pride in going above and beyond whatever the goal may be. And we are always raising the bar.
We believe wholeheartedly that our employees love working here and like coming to work because they feel that they’re working towards a larger mission. Our employee culture is showcased by the following notable distinctions:
•Multiple Workplace Awards. Our strong culture is celebrated by our distinctions in the 2017 Inc. Magazine’s Top Companies to Work for, 2019 Inc. Magazine’s Best Workplaces, 2017 Fortune Best Small & Medium Workplaces, and 2019 Fortune 100 Best Medium Workplaces.
•Strong and Recognized Quality Brand. We were awarded the 2018 G2Crowd’s Top 100 best software companies, 2018 Inc. 5000’s Fastest-Growing Private Companies, and 2015, 2016, 2017, and 2018 Deloitte’s Technology Fast 500. Our renowned brand has helped us garner exceptional talent to help us further our mission of revolutionizing the sales and marketing industry.
As of June 30, 2020, we had 1,304 employees, consisting of 572 in engineering, product development, research, and customer operations, 494 in sales, 107 in marketing and operations, and 131 in general and administrative.
Our Competition
We believe there are currently no competitors who offer a sales & marketing intelligence platform as comprehensive as ours. Our competitors focus on specific use cases, end markets and/or types of data sets and they can be categorized as follows:
•LinkedIn Sales Navigator, which provides professional information and relationship data but has limited depth of data and limited ability to integrate with customers’ workflow and CRM and sales & marketing automation systems;
•legacy data providers, such as D&B Hoovers, which focus on specific types of data sets (e.g., companies, attributes, or intent) but lack the combination of quality, depth, and coverage;
•niche data providers, such as TechTarget, which focus on specific types of data sets but lack scale, quality, and coverage of data;
•list providers, such as Infogroup, which focus on company profile and business contact information, but lack technology attributes and intent coverage; and

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•startups or less mature competitors who lack the investment, expertise, and resources to manage quality at scale and keep up with the pace of technological advancement.
We believe the principal factors that drive competition between vendors in the market include:
•comprehensive platform offering;
•quality and accuracy of data;
•breadth and depth of data;
•ease of use and deployment;
•tangible benefits and ROI for customers;
•data privacy and security;
•ability to integrate with customers’ CRM and sales & marketing automation systems; and
•sophistication of solutions used to manage, maintain and combine intelligence.
We believe we compete favorably across these factors. For additional information, see the section titled “Risk Factors—Risks Related to Our Business and Industry—We experience competition from companies that offer technologies designed to allow companies to better use and extract insights from existing, internal databases, or free information resources and from technologies that are designed to allow companies to gather and aggregate data from online sources.” and “Risk Factors—Risks Related to our Business and Industry—Larger and more well-funded companies with access to significant resources, large amounts of data or data collection methods, and sophisticated technologies may shift their business model to become competitive with us.”
Data Privacy and Protection
The business contact information and other personal data we collect and process are an integral part of our products and services. Our respect for laws and regulations regarding the collection and processing of personal data underlies our strategy to improve our customer experience and build trust.
Regulators around the world have adopted or proposed requirements regarding the collection, use, transfer, security, storage, destruction, and other processing of personal data. These laws are increasing in number and complexity, resulting in higher risk of enforcement, fines, and other penalties. Our privacy team is devoted to processing and fulfilling any requests regarding access to and deletion of their contact information in our platform. In particular, we have developed a “Privacy Center” on our website as a one-stop-shop for any person to submit access requests, request opt-out, or delete his or her information from our database. We have implemented a program for providing direct notifications to individuals in certain jurisdictions, including the European Union and California, which we plan to expand to our entire database. In addition, we honor opt-out requests across our entire database.
Our privacy and legal teams are highly focused on any applicable privacy laws and regulations and constantly monitor changes to such laws and regulations with a view to implementing what we believe are best practices in the industry. Our sales, privacy, and data practices teams are well versed in helping customers and prospective customers navigate relevant privacy concerns and requirements with respect to our platform.
Intellectual Property
Protecting our intellectual property and proprietary technology is an important aspect of our business. We rely on a combination of patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as written agreements and other contractual provisions, to protect our proprietary technology, processes and other intellectual property.

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As of June 30, 2020, we had six issued patents in the United States, 20 registered trademarks in the United States (including ZOOMINFO and DISCOVERORG, among others) and one registered copyright in the United States. We also have a portfolio of 336 registered domain names for websites that we use in our business. In addition, we generally enter into confidentiality agreements and invention or work product assignment agreements with employees and contractors involved in the development of our proprietary intellectual property.
We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost effective.
Facilities
Our corporate headquarters is located in Vancouver, Washington and consists of 57,576 square feet under a lease agreement that expires on August 31, 2025.
We maintain additional offices in the United States, including in Bethesda, Maryland and Waltham, Massachusetts, as well as in Israel.
We lease all of our facilities and do not own any real property. Our infrastructure operates out of third-party data centers hosted by Google and Amazon Web Services.
We believe our facilities are adequate and suitable for our current needs. We intend to add new facilities or expand existing facilities as we continue to add employees and expand geographically, and we believe that suitable additional or substitute space will be available as needed to accommodate any such expansion of our operations.
Legal Proceedings
We are subject to various legal proceedings, claims, and governmental inspections, audits, or investigations that arise in the ordinary course of our business. Although the outcomes of these claims cannot be predicted with certainty, in the opinion of management, the ultimate resolution of these matters would not be expected to have a material adverse effect on our financial position, results of operations, or cash flows.

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MANAGEMENT
Directors and Executive Officers
The following table sets forth the names, ages, and positions of the directors and executive officers of ZoomInfo Technologies Inc.:

Name	Age	Position
Henry Schuck	37	Chief Executive Officer and Chairman of the Board of Directors
Cameron Hyzer	45	Chief Financial Officer
Chris Hays	50	Chief Revenue Officer
Nir Keren	35	Chief Technology Officer
Todd Crockett	50	Director
Mitesh Dhruv	43	Director
Keith Enright	45	Director
Ashley Evans	40	Director
Mark Mader	50	Director
Patrick McCarter	45	Director
Jason Mironov	36	Director
D. Randall Winn	50	Director
Henry Schuck has served as Chief Executive Officer and a director of ZoomInfo Holdings LLC (formerly known as DiscoverOrg Holdings, LLC) since founding it in 2007 and as Chief Executive Officer and a director of ZoomInfo Technologies Inc. since its formation in November 2019. Prior to founding ZoomInfo Holdings LLC, Mr. Schuck was VP of Research & Marketing at iProfile, a sales intelligence firm focused on the IT market. Mr. Schuck is a cum laude graduate of the University of Nevada, Las Vegas with a B.S. in Business Administration and a B.S. in Hospitality Management and holds a J.D., cum laude, from The Ohio State University Moritz College of Law.
Cameron Hyzer has served as Chief Financial Officer of ZoomInfo Holdings LLC since 2018 and as Chief Financial Officer of ZoomInfo Technologies Inc. since its formation in November 2019. Prior to joining ZoomInfo Holdings LLC, Mr. Hyzer served as the Chief Financial Officer and an Executive Managing Director of Eze Software Group LLC, a global provider of order management and investment technology to hedge funds and asset managers, from 2013 to 2018 through its sale to SS&C Technologies, Inc. Prior to that, Mr. Hyzer served as Managing Director, Controller and Treasurer of ConvergEx Group, a provider of global agency brokerage and investment technology, from 2007 to 2013 and Vice President of Finance at Eze Castle Software from 2005 to 2007. Earlier in his career, Mr. Hyzer served in executive and financial roles at other software and information companies, including Thomson Financial and Cramer Systems, and started his career in investment banking and private equity at Broadview International LLC and Broadview Capital Partners, LLC. Mr. Hyzer holds a B.S. in Economics from the University of Pennsylvania Wharton School and a B.S. in Electrical Engineering from the University of Pennsylvania School of Engineering and Applied Science. Mr. Hyzer is also a CFA® charterholder.
Chris Hays has served as Chief Revenue Officer of ZoomInfo Holdings LLC since February 2019 and as Chief Marketing Officer of ZoomInfo Technologies Inc. since its formation in November 2019. From 2016 to 2019, Mr. Hays served as Senior Director of Sales & Marketing Operations, VP of Sales Operations and Chief Operating Officer of ZoomInfo Holdings LLC. Prior to joining ZoomInfo OpCo, Mr. Hays co-founded Inside Sales Team, a provider of sales software and lead management, in 2008 and served as Head of Revenue Operations from 2008 to 2015. Prior to founding Inside Sales Team, Mr. Hays served as Director of Services Revenue at Avaya, a company specializing in business communications and services, from 2000 to 2008 and as Enterprise Sales representative of Lucent from 1995 to 2000. Mr. Hays holds a B.A. from the State University of New York Albany.
Nir Keren has served as Chief Technology Officer of ZoomInfo Technologies Inc. since 2020, ZoomInfo Holdings LLC since 2019, and at Pre-Acquisition ZI since 2015. Prior to joining Pre-Acquisition ZI, Mr. Keren

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founded and served as Chief Technology Officer of adSAP, a company specializing in algorithms for Ad Tech, from 2015 to 2016. Prior to founding adSAP, Mr. Keren founded and served as Chief Technology Officer of ONDiGO, a modern-day mobile CRM, from 2012 to 2015. Prior to founding ONDiGO, Mr. Keren was an embedded software engineer for Ceragon Networks in Tel Aviv from 2010 to 2012. Mr. Keren holds a B.Sc. in Electrical and Computer Engineering from Ben-Gurion University.
Todd Crockett has served as a director of ZoomInfo Holdings LLC since 2014 and as a member of the board of directors of ZoomInfo Technologies Inc. since February 2020. Mr. Crockett currently serves as a Managing Director of TA Associates, a private equity firm and an affiliate of the Company, which he joined in 1994, and is a member of TA Associates’ Management Committee and Core Investment Committee. Mr. Crockett also currently serves on the boards of several private companies, including MAO Corporation, Orion Adviser Solutions, Procare Software, LLC, Russell Investments, and Wealth Enhancement Group. Mr. Crockett holds a B.A. from Princeton University and a MBA from Harvard Business School.
Mitesh Dhruv has served as a director of ZoomInfo Holdings LLC and as a member of the board of directors of ZoomInfo Technologies Inc. since February 2020. Mr. Dhruv currently serves as Chief Financial Officer of RingCentral, Inc., a cloud-based communications and collaboration solutions provider. Prior to joining RingCentral, Inc. in 2012, Mr. Dhruv worked at Bank of America Merrill Lynch as an equity research analyst and at PricewaterhouseCoopers. Mr. Dhruv is a CPA, Chartered Accountant, and CFA® charterholder, and holds an undergraduate degree in accounting from the University of Mumbai, India.
Keith Enright has served as a director of ZoomInfo Holdings LLC and as a member of the board of directors of ZoomInfo Technologies Inc. since March 2020. Mr. Enright currently serves as the Chief Privacy Officer of Google LLC, a multinational technology company that specializes in Internet-related services and products, which include online advertising technologies, a search engine, cloud computing, software, and hardware. Prior to joining Google in 2011, Mr. Enright was the Chief Privacy Officer and Vice President, Privacy of Macy’s Inc. Mr. Enright holds a Bachelor of Arts Degree from the University of Massachusetts at Amherst and a Juris Doctor degree from The George Washington University Law School.
Ashley Evans has served as a director of ZoomInfo Holdings LLC since 2018 and as a member of the board of directors of ZoomInfo Technologies Inc. since February 2020. Ms. Evans is a Principal with the U.S. Buyout fund of The Carlyle Group, a private equity firm and an affiliate of the Company, which she joined in 2006. Ms. Evans also currently serves on the board of private companies, including HireVue, Inc. and Veritas Technologies Corporation. Ms. Evans holds an A.B. from Harvard College, a M.Phil from the University of Cambridge, and a MBA from Stanford University.
Mark Mader has served as a director of ZoomInfo Holdings LLC and as a member of the board of directors of ZoomInfo Technologies Inc. since February 2020. Mr. Mader currently serves as President, Chief Executive Officer and director of Smartsheet Inc., a SaaS collaboration and work management provider. Prior to joining Smartsheet Inc. in 2006, Mr. Mader served in various leadership positions from 1995 to 2005 at Onyx Software Corporation, a customer relationship management software company acquired by M2M Holdings, including as Senior Vice President of Global Services. From 1993 to 1995, Mr. Mader was a senior associate at Greenwich Associates, a financial consulting firm. Mr. Mader holds a B.A. in Geography from Dartmouth College.
Patrick McCarter has served as a director of ZoomInfo Holdings LLC since 2018 and as a member of the board of directors of ZoomInfo Technologies Inc. since February 2020. Mr. McCarter currently serves as a Managing Director and the head of the Global Technology, Media and Telecommunications group for The Carlyle Group, a private equity firm and an affiliate of the Company, which he joined in 2001. Mr. McCarter serves as a director of CommScope Holding Company, Inc. In addition, Mr. McCarter currently serves on the board of several private companies, including HireVue, Inc., Veritas Technologies Corporation, and Ampere Computing. Mr. McCarter holds a B.S. in Industrial Engineering and Economics from Northwestern University and an MBA from Harvard Business School.
Jason Mironov has served as a director of ZoomInfo Holdings LLC since 2014 and as a member of the board of directors of ZoomInfo Technologies Inc. since February 2020. Mr. Mironov currently serves as a Director at TA

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Associates, a private equity firm and an affiliate of the Company, which he joined in 2012. In addition, Mr. Mironov currently serves on the boards of several private companies, including Procare Software, LLC, and Conservice. Mr. Mironov holds a B.B.A. from the University of Michigan Ross School of Business and a MBA from Harvard Business School.
D. Randall Winn has served as a director of ZoomInfo Holdings LLC since 2014 and as a member of the board of directors of ZoomInfo Technologies Inc. since February 2020. Mr. Winn currently serves as a Managing Member of 22C Capital, a principal investment firm and an affiliate of the Company, which he founded in 2017. In addition to serving on our board, Mr. Winn currently serves on the boards of private companies, including Definitive Healthcare and Canoe Software. Mr. Winn previously was the non-executive chairman of Dealogic and served on the boards of private companies such as Viteos Fund Services, Merit Software, and eMarketer. Prior to founding 22C Capital, Mr. Winn was a co-founder of, and Co-Managing Partner and ultimately Executive Managing Director/CEO of, Capital IQ from 1999 to 2011. Mr. Winn holds an A.B. from the Woodrow Wilson School of Public and International Affairs at Princeton University.
Composition of the Board of Directors
Our business and affairs are managed under the direction of our board of directors. Our board of directors consists of nine directors, of whom Messrs. Dhruv, Enright, Mader, and Winn are independent, including for purposes of committee service. The authorized number of directors may be changed by resolution of our board of directors, subject to the terms of the stockholders agreement described in “Certain Relationships and Related Person Transactions—Stockholders Agreement.” In connection with the IPO, we amended and restated our certificate of incorporation to provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms, as follows:
•Our Class I directors are Messrs. Dhruv, Enright, and Schuck with their terms expiring at the first annual meeting of stockholders following the date of this prospectus.
•Our Class II directors are Messrs. Mader, McCarter, and Mironov with their terms expiring at the second annual meeting of stockholders following the date of this prospectus.
•Our Class III directors are Mr. Crockett, Ms. Evans, and Mr. Winn with their terms expiring at the third annual meeting of stockholders following the date of this prospectus.
Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. Each director’s term continues until the election and qualification of his or her successor or his or her earlier death, resignation, or removal. Vacancies on our board of directors can be filled by resolution of our board of directors. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our Company. See “Description of Capital Stock—Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law—Classified Board of Directors.”
In addition, we entered into a stockholders agreement with certain affiliates of TA Associates, Carlyle, and our Founders in connection with the IPO. This agreement granted certain affiliates of TA Associates, Carlyle, and our Founders the right to designate nominees to our board of directors subject to the maintenance of certain ownership requirements in us. Ms. Evans and Mr. McCarter are director nominees of Carlyle, Messrs. Crockett and Mironov are director nominees of TA Associates, and Mr. Schuck is a director nominee of the Founders, in each case pursuant to the stockholders agreement entered into among us and certain affiliates of TA Associates, Carlyle, and our Founders in connection with the IPO. The stockholders agreement provides that the authorized number of directors will not increase above nine (or seven or eight in the event one or both of TA Associates and Carlyle loses its right to designate one director) without the consent of TA Associates or Carlyle so long as TA Associates or Carlyle, as applicable, has the right to designate at least one director pursuant to the stockholders agreement. In the event the number of individuals that TA Associates or Carlyle has the right to designate is decreased to one for such stockholder because of the decrease in its combined voting power, the total authorized number of directors shall be

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accordingly decreased upon the resignation of the applicable designee. See “Certain Relationships and Related Person Transactions—Stockholders Agreement.”
Background and Experience of Directors
When considering whether directors have the experience, qualifications, attributes, or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. In particular, the members of our board of directors considered the following important characteristics, among others:
•Mr. Schuck – our board of directors considered Mr. Schuck’s perspective and the experience he brings as our co-founder and CEO.
•Mr. Crockett – our board of directors considered Mr. Crockett’s extensive core business and leadership skills, including financial and strategic planning, and his significant management experience, including his involvement with TA Associates.
•Mr. Dhruv – our board of directors considered Mr. Dhruv’s extensive financial and accounting experience, including as the Chief Financial Officer of RingCentral and his accounting and financial certifications, his knowledge and experience in our industry and with SaaS companies, and his experience in management of a public company.
•Mr. Enright – our board of directors considered Mr. Enright’s extensive experience with data privacy, including as Chief Privacy Officer for Google LLC, and his significant core business skills.
•Ms. Evans – our board of directors considered Ms. Evans’ significant core business skills, including financial and strategic planning, and her extensive management experience, including her involvement with Carlyle.
•Mr. McCarter – our board of directors considered Mr. McCarter’s extensive core business skills, including financial and strategic planning, and many years of management experience at portfolio companies through his involvement with Carlyle.
•Mr. Mironov – our board of directors considered Mr. Mironov’s extensive core business skills, including financial and strategic planning, and his extensive management experience with financial services and technology companies, including his involvement with TA Associates.
•Mr. Mader – our board of directors considered Mr. Mader’s extensive knowledge and experience in our industry and with SaaS companies, and his experience leading a public company as President, Chief Executive Officer and Director of Smartsheet.
•Mr. Winn – our board of directors considered Mr. Winn’s deep knowledge of our industry, extensive financial and business skills, including strategic planning, and his significant management and leadership experience, including with CapitalIQ.
Controlled Company Exception
As of September 30, 2020, the parties to our stockholders agreement, described in “Certain Relationships and Related Person Transactions—Stockholders Agreement,” beneficially owned approximately 89.0% of the combined voting power of our Class A, Class B, and Class C common stock. As a result, we are a “controlled company” within the meaning of the Nasdaq corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or other company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that consists entirely of independent directors with a written

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charter addressing the committee’s purpose and responsibilities, and (3) that our director nominations be made, or recommended to our full board of directors, by our independent directors or by a nominations committee that consists entirely of independent directors and that we adopt a written charter or board resolution addressing the nominations process. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on the Nasdaq, we will be required to comply with these provisions within the applicable transition periods.
Board Committees
Our board of directors has established the following committees: an audit committee; a compensation committee; and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Each of TA Associates and Carlyle has the right to designate certain members of the committees so long as it has the right to designate at least one director pursuant to the stockholders agreement, subject to certain exceptions. See “Certain Relationships and Related Person Transactions—Stockholders Agreement.”
Audit Committee
Our audit committee consists of Messrs. Dhruv, Mader, and Winn, with Mr. Dhruv serving as chair. Our audit committee is responsible for, among other things:
•selecting and hiring our independent auditors and approving the audit and non-audit services to be performed by our independent auditors;
•assisting the board of directors in evaluating the qualifications, performance, and independence of our independent auditors;
•assisting the board of directors in monitoring the quality and integrity of our financial statements and our accounting and financial reporting;
•assisting the board of directors in monitoring our compliance with legal and regulatory requirements;
•reviewing the adequacy and effectiveness of our internal control over financial reporting processes;
•assisting the board of directors in monitoring the performance of our internal audit function;
•reviewing with management and our independent auditors our annual and quarterly financial statements;
•establishing procedures for the receipt, retention, and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and
•preparing the audit committee report that the rules and regulations of the SEC require to be included in our annual proxy statement.
The SEC rules and the Nasdaq rules require us to have one independent audit committee member upon the listing of our Class A common stock on the Nasdaq, a majority of independent directors within 90 days of the effective date of the registration statement, and all independent audit committee members within one year of the effective date of the registration statement. Messrs. Dhruv, Mader, and Winn qualify as independent directors under the Nasdaq listing standards and the independence standards of Rule 10A-3 of the Exchange Act.

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Compensation Committee
Our compensation committee consists of Messrs. Crockett, McCarter and Winn, with Mr. Winn serving as chair. Our compensation committee is responsible for, among other things:
•reviewing and approving corporate goals and objectives relevant to the compensation of our CEO, evaluating our CEO’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board of directors), determining and approving, or making recommendations to the board of directors with respect to, our CEO’s compensation level based on such evaluation;
•reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our other executive officers, including annual base salary, bonus and equity-based incentives, and other benefits;
•reviewing and recommending the compensation of our directors;
•reviewing and discussing with management our “Compensation Discussion and Analysis” disclosure when such disclosure is required by SEC rules;
•preparing the compensation committee report to be included in our annual proxy statement when such report is required by SEC rules; and
•reviewing and making recommendations with respect to our equity compensation plans.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee consists of Mr. Crockett and Ms. Evans, with Ms. Evans serving as chair. The nominating and corporate governance committee is responsible for, among other things:
•assisting our board of directors in identifying prospective director nominees and recommending nominees to the board of directors;
•overseeing the evaluation of the board of directors and management;
•reviewing developments in corporate governance practices and developing and recommending a set of corporate governance guidelines; and
•recommending members for each committee of our board of directors.
Compensation Committee Interlocks and Insider Participation
None of our executive officers currently serves, or has served during the last completed fiscal year, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee.
Code of Ethics
We have adopted a Code of Business Conduct and Ethics that applies to all of our officers, directors, and employees, including our principal executive officer, principal financial officer, principal accounting officer, and controller, or persons performing similar functions, which is posted on our website. Our Code of Business Conduct and Ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our Code of Business Conduct and Ethics on our website. The information contained on, or accessible from, our website is not part of this prospectus by reference or otherwise.

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EXECUTIVE COMPENSATION
Summary Compensation Table
The following table provides summary information concerning compensation awarded to, earned by, or paid to our principal executive officer and our two other most highly compensated executive officers as of December 31, 2019 (our “named executive officers” or “NEOs”) for services rendered for the fiscal years indicated below. These individuals are referred to as our named executive officers.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($) (3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Henry Schuck Chief Executive Officer	2019	371,539	350,000	3,780,583	—	65,880	4,568,002
	2018	350,000	175,000	—	—	5,775	530,775
Cameron Hyzer Chief Financial Officer	2019	402,885	43,750	—	600,000	12,600	1,059,235
	2018	50,000	—	3,436,894	—	43,000	3,529,894
Chris Hays Chief Revenue Officer	2019	362,901	112,500	3,958,003	1,000,000	1,973	5,435,377
	2018	197,705	—	1,307,937	60,000	2,603	1,568,245
________________
(1)The amounts reported represent the named executive officer’s base salary earned during the fiscal year covered. In the case of Mr. Schuck, the amount reported for 2019 includes $21,539 paid in lieu of accrued but unused vacation. In the case of Mr. Hays, the amount reported for 2019 represents an increase in base salary from $305,000 to $360,000, effective May 2019, and the amounts reported for 2018 and 2019 include $11,595 and $27,693 paid in lieu of accrued but unused vacation, respectively. Mr. Hyzer commenced employment as our Chief Financial Officer on November 12, 2018, and the amount reported in this column for Mr. Hyzer for 2018 reflects the portion of his annual base salary earned in 2018 from such date. For Mr. Hyzer, the amount reported for 2019 includes $2,885 paid in lieu of accrued but unused vacation.
(2)The amount reported for 2019 for Mr. Hyzer represents the guaranteed bonus to which he was entitled under his employment agreement. For a description of the terms of Mr. Hyzer’s employment agreement, see “—Narrative Disclosure to Summary Compensation Table—Employment Agreements.” The amount reported for Mr. Hays represents a special discretionary bonus paid to him in 2019. See “—Narrative Disclosure to Summary Compensation Table—Special Bonus.” The amounts reported for Mr. Schuck represent his annual discretionary bonus paid to him in 2018 and 2019. See “—Narrative Disclosure to Summary Compensation Table—Annual Bonus/Non-Equity Incentive Plan Compensation—Annual Bonus—Mr. Schuck.”
(3)The amounts reported for 2019 represent the aggregate grant date fair value of the Class P Units awarded to Messrs. Schuck and Hays, the aggregate grant date fair value of the common units of HSKB Funds, LLC awarded to Mr. Hays (the “HSKB Units”) and the aggregate grant date fair value of the HSKB Phantom Units, each representing the economic value of one common unit of ZoomInfo OpCo, awarded to Mr. Hays (the “HSKB Phantom Units”), each calculated in accordance with FASB ASC Topic 718, Compensation—Stock Compensation (“ASC Topic 718”). The assumptions used in calculating the grant date fair value of these Class P Units, HSKB Units and HSKB Phantom Units reported in this column are set forth in Note 15 - Equity-Based Compensation to our audited consolidated financial statements included elsewhere in this prospectus.
The grant date fair values of the HSKB Units and the HSKB Phantom Units were computed based upon the probable outcomes of the performance conditions as of the grant dates in accordance with ASC Topic 718 as non-employee awards. Achievement of the performance conditions for the HSKB Units and HSKB Phantom Units granted to Mr. Hays in 2019 was not deemed probable on the grant date and, accordingly, no value is included in the table for these awards pursuant to the SEC’s disclosure rules. Assuming achievement of the performance conditions, the grant date fair values of the HSKB Units and HSKB Phantom Units that were granted in to Mr. Hays in 2019 were $835,144 and $323,100, respectively.
The amounts reported for 2018 represent the aggregate grant date fair value of the Class P Units awarded to Messrs. Hyzer and Hays calculated in accordance with ASC Topic 718 and the aggregate estimated fair value of the HSKB Units awarded to Mr. Hays calculated in accordance with FASB ASC Topic 505-50, Equity-Based Payments to Non-Employees (“ASC Topic 505”). In 2019, the HSKB Units and the HSKB Phantom Units are accounted for under ASC Topic 718 as non-employee awards. The assumptions used in calculating the grant date fair value of these Class P Units and the estimated fair value of these HSKB Units reported in this column are set forth in Note 15 - Equity-Based Compensation to our audited consolidated financial statements included elsewhere in this prospectus. The estimated fair value of the HSKB Units was computed based upon the probable outcome of the performance conditions as of the grant date. Achievement of the performance conditions for the HSKB Units granted to Mr. Hays in 2018 was not deemed probable on the grant date and, accordingly, no value is included in the table for these awards pursuant to the SEC’s disclosure rules. Assuming achievement of the performance conditions, the estimated fair value of the HSKB Units that were granted to Mr. Hays in 2018 was $713,044. In addition, the amount reported for 2018 for Mr. Hays includes the incremental fair value of $746,812 associated with the special cash distribution with respect to his outstanding HSKB Units. As described in “Narrative Disclosure to Summary Compensation Table—Equity Awards—Special Distribution on HSKB Units,” this distribution is accounted for as a modification to the HSKB Units with incremental fair value equal to the amount of the distribution.
(4)The amounts reported represent the dollar value of the annual cash incentive award earned by Messrs. Hyzer and Hays for 2018 and 2019. See “—Narrative Disclosure to Summary Compensation Table—Annual Bonus/Non-Equity Incentive Plan Compensation.”

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(5)The amounts reported for 2019 represent our 401(k) Plan (as defined below) matching contributions on behalf of our NEOs in the following amounts: Mr. Schuck, $5,880; Mr. Hyzer, $2,100; and Mr. Hays, $1,973. The amount reported for Mr. Schuck for 2019 also includes a temporary housing allowance of $60,000. The amounts reported for Mr. Hyzer for 2018 and 2019 also include a temporary housing and commuting allowance in the amounts of $3,000 and $10,500, respectively. The amount reported for Mr. Hyzer for 2018 also includes reimbursement of $40,000 for his relocation expenses. The amounts reported for 2018 represent our 401(k) Plan matching contributions on behalf of Mr. Schuck and Mr. Hays. For a description of our 401(k) Plan, see “—Other Compensation—Retirement Plan.”
Narrative Disclosure to Summary Compensation Table
Employment Agreements
The Company entered into an employment agreement with each of our named executive officers, in each case, that governs the terms of employment of each such named executive officer.
Mr. Schuck’s Employment Agreement
In connection with the IPO, we entered into an employment agreement with Mr. Schuck, pursuant to which he continues to serve as the Chief Executive Officer of the Company and Chairman of our board of directors. Mr. Schuck’s employment agreement, effective as of the date of the IPO, provides that he is entitled to a base salary of $512,000, which may not be decreased without his consent. Mr. Schuck is eligible for an annual cash incentive bonus, and his target annual bonus for each fiscal year is $425,000, with the actual annual bonus payable being based upon the level of achievement of specified corporate, financial, operational, and individual performance for such fiscal year, as approved by the compensation committee of our board of directors.
Mr. Schuck is also entitled to participate in all employment benefit plans, practices, and programs available for the benefit of senior executives of the Company generally. Additionally, Mr. Schuck’s employment agreement provides for reimbursement for reasonable out-of-pocket expenses incurred by him in the furtherance of the Company’s business, as well as for reasonable and documented first-class flight and ground transportation expenses for all business-related travel.
Mr. Schuck’s employment may be terminated at any time and for any reason by either the Company or Mr. Schuck, provided that either party is required to give 30 days’ advance written notice of any termination of employment (provided that the Company is entitled to pay the executive base salary payments in lieu of such notice period).
Mr. Schuck is subject to the following restrictive covenants: (i) confidentiality during employment and for three years following termination, (ii) non-solicitation of customers and non-solicitation of employees for 24 months following termination, (iii) non-competition during employment and until the later of 12 months following the termination date or 24 months following the effective date of the IPO, and (iv) mutual non-disparagement for the longest period legally enforceable.
See “—Termination and Change in Control Provisions” for a description of the severance benefits to which Mr. Schuck is entitled in the event of a qualifying termination of his employment.
Mr. Hyzer’s Employment Agreement
Pursuant to Mr. Hyzer’s employment agreement, effective as of November 12, 2018, he is entitled to a base salary of $400,000, with a scheduled increase to $500,000 as of January 1, 2020. His employment agreement provides that he will be eligible to receive an annual bonus based on metrics determined by the Company, with the amount and terms of any such bonus subject to the discretion of the Company, except that he is entitled to guaranteed bonuses of $43,750 payable on January 1, 2019 and $100,000 payable on January 1, 2020, with an additional formulaic bonus opportunity for 2019 based on the Company’s EBITDA performance for 2019 as compared to its EBITDA performance for 2018. Specifically, if the ratio between the Company’s 2019 EBITDA and the Company’s 2018 EBITDA exceeds 100% by 1% to 15%, 16% or more, or 25% or more, then he is entitled to a bonus of $7,000, $10,000, or $16,000, respectively; in addition, he is entitled to a one-time bonus of an additional $65,000 if the ratio equals or exceeds 118%. Mr. Hyzer’s bonus opportunity for subsequent years will be determined based on performance metrics to be determined by the Company. Mr. Hyzer is also entitled to participate in all employment benefit plans, practices and programs available for the benefit of Company employees generally.

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Additionally, Mr. Hyzer’s employment agreement provided for a temporary housing and commuting allowance for up to nine months from the effective date of November 12, 2018, including a monthly stipend of $1,500 for housing costs in the Vancouver, Washington area and reimbursement for reasonable out-of-pocket expenses for travel between Vancouver, Washington and Mr. Hyzer’s home in Massachusetts. The agreement also provided for reimbursement to Mr. Hyzer of up to $40,000 in reasonable, out-of-pocket expenses incurred in relocating to Vancouver, Washington, including the cost of airfare for Mr. Hyzer and any member of his immediate family.
Mr. Hyzer’s employment term began on November 12, 2018 and continues until the two year anniversary thereof, subject to automatic annual successive renewal terms thereafter (unless earlier terminated by either party to the employment agreement on 30 days’ advance written notice).
Mr. Hyzer is subject to the following restrictive covenants: (i) confidentiality during employment and for three years following termination, and (ii) non-solicitation of customers, non-solicitation of employees, and non-competition during employment and for one year following termination. See “—Termination and Change in Control Provisions” for a description of the severance benefits to which Mr. Hyzer is entitled in the event of a qualifying termination of his employment.
Mr. Hays’ Employment Agreement
We entered into a new employment agreement with Mr. Hays on August 10, 2020, superseding his prior employment agreement, pursuant to which he continues to serve as the Chief Revenue Officer of the Company.
Mr. Hays’ employment agreement provides that he is entitled to a base salary of $360,000. Mr. Hays is eligible for an annual cash incentive bonus, with a target bonus amount of $200,000 and a maximum bonus amount of $1 million based upon the achievement of specific performance for such fiscal year, as approved by the compensation committee of our board of directors.
Mr. Hays is also entitled to participate in all employment benefit plans, practices, and programs available for the benefit of senior executives of the Company generally. Additionally, Mr. Hays’ employment agreement provides for reimbursement for reasonable out-of-pocket expenses incurred by him in the furtherance of the Company’s business.
Mr. Hays’ employment may be terminated at any time and for any reason by either the Company or Mr. Hays, provided that either party is required to give 30 days’ advance written notice of any termination of employment (provided that the Company is entitled to pay the executive base salary payments in lieu of such notice period).
Mr. Hays is subject to the following restrictive covenants: (i) confidentiality during employment and for three years following termination; (ii) non-solicitation of customers and non-solicitation of employees for 24 months following termination; (iii) if enforceable under applicable law, non-competition during employment and until the later of 12 months following the termination date and 24 months following the effective date of the IPO; and (iv) mutual non-disparagement for the longest period legally enforceable.
See “—Termination and Change in Control Provisions” for a description of the severance benefits to which Mr. Hays is entitled in the event of a qualifying termination of his employment.
Base Salary
We provide each named executive officer with a base salary for the services that the executive officer performs for us. This compensation component constitutes a stable element of compensation while other compensation elements are variable. Base salaries may be increased based on the individual performance of the named executive officer, company performance, any change in the executive’s position within our business, the scope of his or her responsibilities and any changes thereto. Base salaries may also be increased as required under the terms of a named executive officer’s employment agreement.

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Annual Bonus/Non-Equity Incentive Plan Compensation
Annual Bonus—Mr. Schuck
For 2018, Mr. Schuck was eligible to receive a discretionary cash bonus of $175,000. Based on our overall performance in 2018, our board of directors determined to pay Mr. Schuck such discretionary cash bonus. For 2019, Mr. Schuck was eligible to receive a discretionary cash bonus of $350,000. Based on the Company’s achievement of its revenue and profitability goals in 2019, our board of directors determined in its discretion to pay Mr. Schuck a cash bonus of $350,000 for 2019.
Annual Incentive Bonus—Messrs. Hyzer and Hays
We make incentive cash bonus opportunities available to Messrs. Hyzer and Hays to motivate their achievement of performance goals and tie a portion of their cash compensation to performance.
In 2018, Mr. Hays was eligible to receive a cash incentive bonus of $60,000 if the Company achieved an annual recurring revenue objective. Based on our performance, Mr. Hays was paid a cash incentive bonus of $60,000, which amount is set forth in the Summary Compensation Table in the “Non-Equity Incentive Plan Compensation” column.
In 2019, Mr. Hays was eligible to receive a cash incentive bonus of $60,000 if the Company achieved a threshold total contract value during 2019 and an incentive bonus of $1 million if the Company achieved a target total contract value during 2019. The Company achieved the target total contract value during 2019 and our board of directors, accordingly, approved an incentive bonus payout of $1 million to Mr. Hays for 2019.
As described above in “—Narrative Disclosure to Summary Compensation Table—Employment Agreements,” pursuant to the terms of Mr. Hyzer’s employment agreement, if the ratio between the Company’s 2019 EBITDA and the Company’s 2018 EBITDA exceeded 100% by 1% to 15%, 16% or more, or 25% or more, then Mr. Hyzer was entitled to a bonus of $7,000, $10,000, or $16,000, respectively; in addition, he was entitled to a one-time bonus of an additional $65,000 if the ratio between the Company’s 2019 EBITDA and the Company’s 2018 EBITDA equaled or exceeded 118%. Based on the achievement of EBITDA targets by the Company, Mr. Hyzer’s bonus would have exceeded $800,000 due to the company’s strong performance in 2019; however, based on discussions with our board of directors, Mr. Hyzer and management agreed to cap his 2019 bonus at $600,000. Accordingly, our board of directors approved an incentive bonus payout of $600,000 to Mr. Hyzer in 2020, related to 2019 performance.
Special Bonus
From time to time we pay special cash bonuses to reward superior performance. We paid Mr. Hays a special discretionary cash bonus of $112,500 to reward him for his performance in 2019.
Equity Awards
Incentive Unit Agreements (Class P Units of ZoomInfo OpCo)
ZoomInfo OpCo entered into incentive unit agreements (“Unit Agreements”) with each of Messrs. Schuck, Hyzer, and Hays, pursuant to which each named executive officer was issued Class P Units of ZoomInfo OpCo. The Class P Units are “profits interests” having economic characteristics similar to a stock right and have the right to share in any increase in the equity value of ZoomInfo OpCo above a certain participation threshold (i.e., the strike price). Mr. Schuck was issued 1,928,869.10 units on January 15, 2019. Mr. Hyzer was issued 1,753,517.36 units on December 26, 2018. Mr. Hays was issued 350,703.47 units on July 26, 2018, 876,758.69 units on June 27, 2019, and 70,000.00 units on October 17, 2019.
The Unit Agreement for each named executive officer provides that 50% of the units will be eligible to vest on the two-year anniversary of the designated vesting commencement date, and the remaining 50% of the units will be eligible to vest in equal monthly installments during the 24 months following the two-year anniversary of the vesting commencement date, subject to the applicable executive’s continued service through each applicable vesting date. In the event of an involuntary termination of the executive officer’s employment without cause or, in the case of

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Messrs. Schuck and Hyzer, the executive officer’s resignation for good reason, in each case, during the 12-month period following a “liquidity event” (which includes a change of control or a liquidation of ZoomInfo OpCo, but did not include the IPO), all of the units will be deemed vested in full. Any Class P Units which do not vest on or prior to the date of the holder’s termination of employment will be forfeited for no consideration. Any vested Class P Units are subject to ZoomInfo OpCo’s right to repurchase (at its option) such Class P Units following the holder’s termination of employment for any reason. In the case of a holder’s termination for cause, resignation without good reason or proven participation in any competitive activity, the applicable repurchase price would be the lesser of the original purchase price paid by the holder for such units (i.e., zero in the case of Class P Units that were awarded without payment) and the fair market value of such Class P Units at the time of termination. In the case of any other termination of employment, the repurchase price would be equal to the fair market value of the Class P Units as determined within 60 days prior to the applicable repurchase date.
The Unit Agreement for each executive officer contains a non-competition covenant during employment and the 24-month period following termination of employment; upon breach of this covenant, all vested units will be forfeited and canceled.
Holders of Class P Units have the ability to directly or indirectly convert their Class P Units into shares of our Class A common stock pursuant to the terms of the amended and restated limited liability company agreement of ZoomInfo OpCo or ZoomInfo HoldCo, as applicable.
Subscription Agreements (Common Units of HSKB Funds, LLC)
HSKB is a privately held limited liability company formed on February 9, 2016 for the purpose of issuing equity to certain persons who had performed and would continue to perform services for ZoomInfo OpCo, which was done through the contribution of profits interests in DO Sub-Holdings, LLC held by DO Holdings (WA), LLC to HSKB at the direction of the Founders. HSKB was capitalized through the issuance of common units (profits interests).
HSKB entered into subscription agreements (the “Subscription Agreements”) with each of Messrs. Schuck and Hays, pursuant to which each executive officer was issued common units of HSKB. Mr. Schuck was issued 366,345 units, all of which are fully vested and have voting rights, on June 23, 2016. Mr. Hays was issued 4,000 units on June 23, 2016, 1,000 units on August 24, 2017, 2,000 units on September 11, 2017, 5,000 units on October 31, 2018, and 5,000 units on January 7, 2019. All of the units issued to Mr. Hays were unvested and have no voting rights. The numbers of HSKB Units acquired pursuant to the Subscription Agreements as described in this paragraph were subsequently adjusted to reflect the 60.02977736-for-one split of the HSKB Units, which occurred on December 18, 2019 and the four-for-one reverse split of the HSKB Units, which occurred on May 20, 2020. The split-adjusted numbers of HSKB Units held by Mr. Hays are reflected in the table “Outstanding Equity Awards at December 31, 2019” set forth below.
The Subscription Agreement for Mr. Hays provides that the units will vest only upon the acquisition (whether by purchase, merger, consolidation, combination or other similar transaction) by any third party or group of third parties acting in concert of beneficial ownership of more than 90% (on a fully diluted basis) of the membership interests in ZoomInfo OpCo, in exchange for cash consideration, or the sale, transfer or other disposition by ZoomInfo OpCo or its subsidiaries of all or substantially all of their assets on a consolidated basis to a third party or a group of third parties acting in concert, in exchange for cash consideration (any such event, a “Sale Event”). However, Mr. Schuck is authorized, under the terms of the LLC Agreement governing HSKB, to accelerate or otherwise vary the vesting terms applicable to Mr. Hays’s HSKB Units. Pursuant to the LLC Agreement governing HSKB, Mr. Hays is subject to a non-competition covenant during employment and the 24-month period following termination of employment. In the event of Mr. Hays’s termination of employment for any reason or his breach of the non-competition covenant, his units will be subject to full or partial forfeiture. In the event of Mr. Hays’s involuntary termination without cause or his resignation for good reason, he will be entitled to retain his HSKB Units.
In December 2019, the vesting and forfeiture terms of all grants of HSKB Units (including the grant made to Mr. Hays) were modified to add an additional vesting condition, wherein 50% of a grant of HSKB Units will no

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longer be subject to forfeiture and will be eligible to vest on the later of September 1, 2020 or two years following the award grant date, and 1/24th of the remaining 50% will no longer be subject to forfeiture and be eligible to vest on the first day of each subsequent month. This additional vesting condition (but not the forfeiture) is conditioned upon the ability to exchange the units for common stock after the consummation of an IPO. There was no incremental equity compensation expense under ASC Topic 718 associated with the modification of Mr. Hays’ HSKB Units on the date of modification. We will use the modification date fair value to record equity compensation expense related to Mr. Hays’ HSKB Units which and if they become probable of vesting in a future period.
Holders of HSKB Units have the ability to indirectly convert their HSKB Units into shares of our Class A common stock pursuant to the terms of the amended and restated limited liability company agreement of ZoomInfo OpCo or ZoomInfo HoldCo, as applicable.
Special Distribution on HSKB Units
In March 2018, HSKB Funds, LLC approved a special cash distribution on the unvested HSKB Units. Accordingly, Mr. Hays was entitled to a cash distribution with respect to his HSKB Units in an amount equal to $80.99 per HSKB Unit. 40% of the special cash distribution was vested and paid immediately and the remaining amount vests and is paid in equal installments over three years. The special cash distribution amounts will accelerate and vest upon the vesting of the HSKB Units.
The special distribution was accounted for as a modification. The modification to the unvested HSKB Units resulted in incremental compensation expense, or incremental fair value, equal to the amount of such special distribution. In accordance with the SEC’s disclosure rules, such incremental fair value for Mr. Hays is reflected in the “Stock Awards” column of the Summary Compensation Table above.
HSKB Phantom Units (Common Units of ZoomInfo OpCo)
In December 2019, HSKB adopted its 2019 Phantom Unit Plan and granted 22,500 HSKB Phantom Units to Mr. Hays pursuant to the terms of such plan. Each of the HSKB Phantom Units represents the economic equivalent of one common unit of ZoomInfo OpCo. The HSKB Phantom Units will vest upon the first to occur of (i) a Sale Event and (ii) the date following the IPO upon which both (a) OpCo Units held directly or indirectly by HSKB may be exchanged for our common stock and (b) the “service vesting condition” applicable to the HSKB Phantom Units has been met. The “service vesting condition” for Mr. Hays’ HSKB Phantom Units will be deemed to have been met with respect to 50% of such HSKB Phantom Units on July 1, 2021, and with respect to the remaining 50% of such HSKB Phantom Units in equal monthly installments over the two year period following July 1, 2021, in each case, subject to Mr. Hays’ continued service relationship through such vesting dates. Vested HSKB Phantom Units may be settled either in cash or in shares of our common stock. HSKB may also accelerate the vesting of Mr. Hays’ HSKB Phantom Units. In the event the vesting date for the HSKB Phantom Units does not occur prior to December 23, 2029, any then-outstanding HSKB Phantom Units will be forfeited.
Other Compensation
Employee Benefits
We provide various employee benefit programs to our named executive officers, including medical, vision, and dental benefits. These benefit programs are generally available to all of our employees with certain variations based on jurisdictions and seniority. These benefits are provided to the named executive officers to eliminate potential distractions from performing their regular job duties. We believe the cost of these programs is counterbalanced by an increase in productivity by the executives receiving access to them.
Limited Perquisites
Executive perquisites are not part of our general compensation philosophy; however, we provide limited perquisites and personal benefits that are not generally available to all employees when necessary to attract top talent. For example, pursuant to the terms of his employment agreement we provided Mr. Hyzer with a temporary

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housing and commuting allowance as described under “—Narrative Disclosure to Summary Compensation Table—Employment Agreements” above.
Retirement Plan
Our named executive officers are eligible to participate in the defined contribution pension plan (the “401(k) Plan”) we maintain for all full-time U.S. employees with at least four months of service. The 401(k) Plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Code. The 401(k) Plan provides that each participant may contribute up to 90% of such participant’s compensation pursuant to certain restrictions. Participants in 401(k) Plan receive a matching contribution from us equal to 35% of the first 6% of the participant’s eligible compensation deferred under the plan. We may also make discretionary profit-sharing contributions to eligible participants. We do not have a defined benefit plan or any non-qualified deferred compensation arrangements.
Outstanding Equity Awards at December 31, 2019
The following table provides information regarding outstanding equity awards made to our named executive officers as of December 31, 2019.

		Stock Awards
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)
Henry Schuck	01/16/2019	1,928,869	$20,214,548
Cameron Hyzer	12/26/2018	1,753,517	18,376,862	—
Chris Hays	06/23/2016			60,030	$862,027
	08/24/2017			15,008	215,508
	09/11/2017			30,015	431,012
	10/31/2018			75,037	1,400,385
	01/07/2019			75,037	1,522,485
	07/26/2018	350,703	3,675,372
	06/24/2019	876,759	7,084,210
	10/17/2019	70,000	565,600
	12/29/2019			22,500	323,100
_________________
(1)Represents Class P Units that vest as follows:
As to Mr. Schuck, 964,435 vested on March 12, 2020 and 964,435 vest in equal monthly installments during the 24 months following March 12, 2020, in each case subject to his continued service on each vesting date.
As to Mr. Hyzer, 876,759 vest on November 12, 2020 and 876,759 vest in equal monthly installments during the 24 months following November 12, 2020, in each case subject to his continued service on each vesting date.
As to Mr. Hays, of the 350,703 granted on July 26, 2018, 175,352 vested on July 1, 2020 and 175,352 vest in equal monthly installments during the 24 months following July 1, 2020, in each case subject to his continued service on each vesting date. Of the 876,759 granted on June 24, 2019, 438,379 vest on February 1, 2021 and 438,379 vest in equal monthly installments during the 24 months following February 1, 2021, in each case subject to his continued service on each vesting date. Of the 70,000 granted on October 17, 2019, 35,000 vest on October 1, 2021 and 35,000 vest in equal monthly installments during the 24 months following October 1, 2021, in each case subject to his continued service on each vesting date.
(2)Based on the appreciation, if any, in the value of our business from and after the date of grant through the date of our most recent valuation prior to December 31, 2019.
(3)Represents HSKB Units and HSKB Phantom Units, as applicable, that vest in full upon the occurrence of certain liquidity events, as described above under “—Narrative to Summary Compensation Table—Equity Awards.” Amounts represented in this column with respect to the HSKB Units reflect the 60.02977736-for-one split of the HSKB Units, which occurred on December 18, 2019 and the four-for-one reverse split of the HSKB Units, which occurred on May 20, 2020.
(4)Based on our most recent valuation prior to December 31, 2019.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Termination and Change in Control Provisions
Messrs. Schuck and Hyzer are entitled to potential payments and benefits in connection with a termination of employment and/or a change in control. The following summary describes the termination and change in control provisions under each executive’s employment agreement.
Mr. Schuck’s Employment Agreement
Pursuant to Mr. Schuck’s employment agreement, upon termination of his employment by the Company without cause or his resignation with good reason, he is entitled to a severance payment (subject to his execution of a general release of claims against the Company) equal to (i) one year of his base salary plus the amount of his target annual bonus (at 100% achievement), prorated based on the number of days he is employed during the fiscal year in which the termination date occurs, payable in a single lump sum; (ii) payment of any earned but unpaid annual bonus for the fiscal year prior to the year in which the termination date occurs payable in a single lump sum; (iii) continuation for 12 months following the termination date of any health insurance benefits to which he was entitled as of the termination date; and (iv) accelerated vesting of the portion of his then-unvested equity awards subject to time-based vesting that he holds as of the termination date and which were scheduled to vest within 12 months following the termination date.
In the event of a termination of Mr. Schuck’s employment by the Company without cause or his resignation with good reason, which in either case occurs during the period beginning three months prior to, and ending 12 months following, a “change in control” of the Company, he is entitled to a severance payment (subject to his execution of a general release of claims against the Company) equal to (i) 18 months of his base salary plus the amount of his target annual bonus (at 100% achievement), payable in a single lump sum; (ii) payment of any earned but unpaid annual bonus for the fiscal year prior to the year in which the termination date occurs payable in a single lump sum; (iii) continuation for 18 months following the termination date of any health insurance benefits to which he was entitled as of the termination date; and (iv) full accelerated vesting of all then-unvested equity awards subject to time-based vesting that he holds as of the termination date.
Mr. Schuck’s employment agreement further provides that upon termination of his employment due to death or disability, he is entitled to a severance payment equal to the expected amount of his annual performance bonus for the year in which the termination occurs, prorated through the termination date.
For a description of restrictive covenants applicable to Mr. Schuck, see “—Narrative Disclosure to Summary Compensation Table—Employment Agreements” above.
Mr. Hyzer’s Employment Agreement
Pursuant to Mr. Hyzer’s employment agreement, upon termination of his employment by the Company without cause or his resignation with good reason, he is entitled to a severance payment (subject to his execution of a general release of claims against the Company) equal to one year of his base salary plus the expected amount of his annual performance bonus for the year in which the termination occurs, based on the Company’s projected achievement of performance metrics and prorated through the termination date; provided, that the bonus amount will not be prorated if such termination occurs as a result of an “acquisition” (defined as an acquisition by an unaffiliated party of a majority of the outstanding equity interests or all or substantially all of the assets of the Company or the result of a decision by the Company or its direct or indirect owners that the Company undergo an acquisition). Mr. Hyzer’s employment agreement further provides that upon termination of his employment due to death or disability, he is entitled to a severance payment equal to the expected amount of his annual performance bonus for the year in which the termination occurs, based on the Company’s projected achievement of performance metrics and prorated through the termination date.
For a description of restrictive covenants applicable to Mr. Hyzer, see “—Narrative Disclosure to Summary Compensation Table—Employment Agreements” above.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Mr. Hays’ Employment Agreement
Pursuant to Mr. Hays’ employment agreement, upon termination of his employment by the Company without cause or his resignation with good reason, he is entitled to a severance payment (subject to his execution of a general release of claims against the Company) equal to (i) one year of his base salary plus the target amount of his annual cash incentive bonus for the year in which the termination occurs prorated based on the number of days he is employed during the fiscal year in which the termination date occurs, payable in a single lump sum; (ii) payment of any earned but unpaid annual bonus for the fiscal year prior to the year in which the termination date occurs, payable in a single lump sum; (iii) continuation for 12 months following the termination date of any health insurance benefits to which he was entitled as of the termination date; and (iv) accelerated vesting of the portion of his then-unvested equity awards subject to time-based vesting that he holds as of the termination date and which were scheduled to vest within 12 months following the termination date.
In the event of a termination of Mr. Hays’ employment by the Company without cause or his resignation with good reason, which in either case occurs during the period beginning three months prior to, and ending 12 months following, a “change in control” of the Company, he is entitled to a severance payment (subject to his execution of a general release of claims against the Company) equal to (i) 18 months of his base salary plus the target amount of his annual cash incentive bonus for the year in which the termination occurs, payable in a single lump sum; (ii) payment of any earned but unpaid annual bonus for the fiscal year prior to the year in which the termination date occurs, payable in a single lump sum; (iii) continuation for 18 months following the termination date of any health insurance benefits to which he was entitled as of the termination date; and (iv) full accelerated vesting of all then-unvested equity awards subject to time-based vesting that he holds as of the termination date.
Mr. Hays’ employment agreement further provides that upon termination of his employment due to death or disability, he is entitled to a severance payment equal to the expected amount of his annual performance bonus for the year in which the termination occurs, prorated through the termination date.
For a description of restrictive covenants applicable to Mr. Hays, see “—Narrative Disclosure to Summary Compensation Table—Employment Agreements” above.
Equity Awards
Each of the named executive officers holds equity awards pursuant to award agreements that provide for accelerated vesting upon certain qualifying terminations of employment. For a description of the accelerated vesting of the equity awards held by the named executive officers, see “—Narrative Disclosure to Summary Compensation Table—Equity Awards” above.
Compensation Arrangements Adopted in Connection with the IPO
2020 Omnibus Incentive Plan
In connection with the IPO, our board of directors adopted, and our stockholders approved, the Company’s 2020 Omnibus Incentive Plan (the “2020 Plan”).
Purpose. The purpose of the 2020 Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants and advisors can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our stockholders.
Administration. The 2020 Plan is administered by the compensation committee of our board of directors or such other committee of our board of directors to which it has properly delegated power, or if no such committee or subcommittee exists, our board of directors. The compensation committee is authorized to interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the 2020 Plan and any instrument or agreement relating to, or any award granted under, the 2020 Plan; establish, amend, suspend, or waive any rules and regulations and appoint such agents as the compensation committee deems appropriate for the proper

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
administration of the 2020 Plan; adopt sub-plans; and to make any other determination and take any other action that the compensation committee deems necessary or desirable for the administration of the 2020 Plan. Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which our securities are listed or traded, the compensation committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of the 2020 Plan. Unless otherwise expressly provided in the 2020 Plan, all designations, determinations, interpretations, and other decisions under or with respect to the 2020 Plan or any award or any documents evidencing awards granted pursuant to the 2020 Plan are within the sole discretion of the compensation committee, may be made at any time and are final, conclusive and binding upon all persons or entities, including, without limitation, us, any participant, any holder or beneficiary of any award, and any of our stockholders. Subject to the provisions of the 2020 Plan, the compensation committee may designate participants, determine the types and sizes of awards to be granted to participants, and determine the terms and conditions of awards, which will be set forth in the applicable award agreement.
Shares Subject to 2020 Plan. The 2020 Plan provides that the total number of shares of common stock that may be issued under the 2020 Plan is 18,650,000 (the “plan share reserve”), provided, however, that the plan share reserve shall be increased on the first day of each fiscal year beginning with the 2021 fiscal year in an amount equal to the lesser of (i) the positive difference between (x) 5% of the outstanding common stock on the last day of the immediately preceding fiscal year (treating certain vested convertible securities as outstanding common stock for this purpose) and (y) the plan share reserve on the last day of the immediately preceding fiscal year and (ii) a lower number of shares of our common stock as determined by our board of directors. No more than the number of shares of common stock equal to the plan share reserve may be issued in the aggregate pursuant to the exercise of incentive stock options. The maximum number of shares of common stock granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year, may not exceed $700,000 in total value. Except for substitute awards (as described below), in the event any award expires or is cancelled, forfeited or terminated without issuance to the participant of the full number of shares to which the award related, the unissued shares of common stock underlying such award will be returned to the plan share reserve and may be granted again under the 2020 Plan. Shares of common stock withheld in payment of an option exercise price or taxes relating to an award, and shares equal to the number of shares surrendered in payment of any option exercise price, a stock appreciation right’s base price, or taxes relating to an award will constitute shares issued to a participant and will thus reduce the plan share reserve. Awards may, in the sole discretion of the compensation committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by us or with which we combine (referred to as “substitute awards”), and such substitute awards will not be counted against the plan share reserve, except that substitute awards intended to qualify as “incentive stock options” will count against the limit on incentive stock options described above. No award may be granted under the 2020 Plan after the tenth anniversary of the effective date (as defined therein), but awards granted before then may extend beyond that date.
Options. The compensation committee may grant non-qualified stock options and incentive stock options, under the 2020 Plan, with terms and conditions determined by the compensation committee that are not inconsistent with the 2020 Plan. All stock options granted under the 2020 Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our common stock underlying such stock options on the date such stock options are granted (other than in the case of options that are substitute awards). All stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the options are intended to qualify as incentive stock options and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under the 2020 Plan is ten years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of shares of our common stock is prohibited by our insider trading policy (or “blackout period” imposed by us), the term will automatically be extended to the 30th day following the end of such period. The purchase price for the shares as to which a stock option is exercised may be paid to us, to the extent permitted by law, (i) in cash or its equivalent at the time the stock option is exercised; (ii) in shares having a fair market value equal to the aggregate exercise price for the shares being

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
purchased and satisfying any requirements that may be imposed by the compensation committee (so long as such shares have been held by the participant for at least six months or such other period established by the compensation committee to avoid adverse accounting treatment); or (iii) by such other method as the compensation committee may permit in its sole discretion, including, without limitation, (A) in other property having a fair market value on the date of exercise equal to the purchase price, (B) through the delivery of irrevocable instructions to a broker to sell the shares being acquired upon the exercise of the stock option and to deliver to us the amount of the proceeds of such sale equal to the aggregate exercise price for the shares being purchased or (C) through a “net exercise” procedure effected by withholding the minimum number of shares needed to pay the exercise price and any applicable taxes. Any fractional shares of common stock will be settled in cash. Options will become vested and exercisable in such manner and on such date(s) or event(s) as determined by the compensation committee, provided that the compensation committee may, in its sole discretion, accelerate the vesting of any options at any time for any reason.
Unless otherwise provided by the compensation committee (whether in an award agreement or otherwise), in the event of (i) a participant’s termination of service for cause, all outstanding options will immediately terminate and expire, (ii) a participant’s termination of service due to death or disability, each outstanding unvested option will immediately terminate and expire, and vested options will remain exercisable for one year following termination of service (or, if earlier, through the last day of the tenth year from the initial date of grant), and (iii) a participant’s termination for any other reason, outstanding unvested options will terminate and expire and vested options remain exercisable for 90 days following termination (or, if earlier, through the last day of the tenth year from the initial date of grant).
Restricted Shares and Restricted Stock Units. The compensation committee may grant restricted shares of our common stock or restricted stock units, representing the right to receive, upon vesting and the expiration of any applicable restricted period, one share of common stock for each restricted stock unit, or, in the sole discretion of the Compensation Committee, the cash value thereof (or any combination thereof). As to restricted shares of our common stock, subject to the other provisions of the 2020 Plan, the holder will generally have the rights and privileges of a stockholder as to such restricted shares of common stock, including, without limitation, the right to vote such restricted shares of common stock. Participants have no rights or privileges as a stockholder with respect to restricted stock units. Restricted shares of our common stock and restricted stock units will become vested in such manner and on such date(s) or event(s) as determined by the compensation committee, provided that the compensation committee may, in its sole discretion, accelerate the vesting of any restricted shares of our common stock or restricted stock units at any time for any reason. Unless otherwise provided by the compensation committee, whether in an award agreement or otherwise, in the event of a participant’s termination for any reason prior to vesting of any restricted shares or restricted stock units, as applicable (i) all vesting with respect to the participant’s restricted shares or restricted stock units, as applicable, will cease and (ii) unvested restricted shares and unvested restricted stock units will be forfeited for no consideration on the date of termination.
ZoomInfo OpCo Unit Awards. The compensation committee may issue awards in the form of OpCo Units or other classes of partnership units in ZoomInfo OpCo (including, without limitation, LTIP Units) established pursuant to the amended and restated limited liability company agreement of ZoomInfo OpCo. ZoomInfo OpCo unit awards may be (1) convertible, exchangeable or redeemable for other limited partnership interests in ZoomInfo OpCo or shares of our Class A common stock or (2) valued by reference to the book value, fair value or performance of ZoomInfo OpCo limited partnership interests.
For purposes of calculating the number of shares underlying ZoomInfo OpCo unit awards relative to the total number of shares of our Class A common stock available for issuance under the 2020 Plan, the compensation committee will establish in good faith the maximum number of shares to which a participant receiving such an award may be entitled upon fulfillment of all applicable conditions set forth in the relevant award documentation, including vesting conditions, partnership capital account allocations, value accretion factors, conversion ratios, exchange ratios and other similar criteria. If and when any such conditions are no longer capable of being met, in whole or in part, the number of shares of our Class A common stock underlying such award will be reduced accordingly by the compensation committee, and the number of shares available under the 2020 Plan will be increased by one share for each share so reduced. The compensation committee will determine all other terms of ZoomInfo OpCo unit awards. The award documentation in respect of ZoomInfo OpCo unit awards may provide that

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
the recipient will be entitled to receive, currently or on a deferred or contingent basis, dividends or dividend equivalents with respect to the number of shares of our Class A common stock underlying the award or other distributions from ZoomInfo OpCo prior to vesting (whether based on a period of time or based on attainment of specified performance conditions), as determined at the time of grant by the compensation committee, in its sole discretion, and the compensation committee may provide that such amounts (if any) will be deemed to have been reinvested in additional shares of our Class A common stock or ZoomInfo OpCo units.
Other Equity-Based Awards and Cash-Based Awards. The compensation committee may grant other equity-based or cash-based awards under the 2020 Plan, with terms and conditions determined by the compensation committee that are not inconsistent with the 2020 Plan.
Effect of Certain Events on 2020 Plan and Awards. Other than with respect to cash-based awards, in the event of (i) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of common stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of common stock or other securities, issuance of warrants or other rights to acquire shares of common stock or other securities, or other similar corporate transaction or event that affects the shares of common stock (including a change in control, as defined in the 2020 Plan), or (ii) unusual or nonrecurring events affecting the Company, including changes in applicable rules, rulings, regulations or other requirements, that the compensation committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, participants (any event in (i) or (ii), an “Adjustment Event”), the compensation committee will, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of: (A) the plan share reserve, or any other limit applicable under the 2020 Plan with respect to the number of awards which may be granted thereunder, (B) the number of shares of common stock or other securities of the Company (or number and kind of other securities or other property) which may be issued in respect of awards or with respect to which awards may be granted under the 2020 Plan or any sub-plan, and (C) the terms of any outstanding award, including, without limitation, (x) the number of shares of common stock or other securities of the Company (or number and kind of other securities or other property) subject to outstanding awards or to which outstanding awards relate, (y) the exercise price or strike price with respect to any award, or (z) any applicable performance measures; it being understood that, in the case of any “equity restructuring,” the compensation committee will make an equitable or proportionate adjustment to outstanding awards to reflect such equity restructuring.
In connection with any change in control, the compensation committee may, in its sole discretion, provide for any one or more of the following: (i) a substitution or assumption of, acceleration of the vesting of, the exercisability of, or lapse of restrictions on, any one or more outstanding awards and (ii) cancellation of any one or more outstanding awards and payment to the holders of such awards that are vested as of such cancellation (including any awards that would vest as a result of the occurrence of such event but for such cancellation) the value of such awards, if any, as determined by the compensation committee (which value, if applicable, may be based upon the price per share of common stock received or to be received by other holders of our common stock in such event), including, in the case of stock options and stock appreciation rights, a cash payment equal to the excess, if any, of the fair market value of the shares of common stock subject to the option or stock appreciation right over the aggregate exercise price or base price thereof.
Nontransferability of Awards. Each award under the 2020 Plan will not be transferable or assignable by a participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance will be void and unenforceable against us or any of our subsidiaries. However, the compensation committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfers to a participant’s family members, any trust established solely for the benefit of a participant or such participant’s family members, any partnership or limited liability company of which a participant, or such participant and such participant’s family members, are the sole member(s), and a beneficiary to whom donations are eligible to be treated as “charitable contributions” for tax purposes.
Amendment and Termination. Our board of directors may amend, alter, suspend, discontinue, or terminate the 2020 Plan or any portion thereof at any time; but no such amendment, alteration, suspension, discontinuance or

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
termination may be made without stockholder approval if (i) such approval is necessary to comply with any regulatory requirement applicable to the 2020 Plan or for changes in GAAP to new accounting standards; (ii) it would materially increase the number of securities which may be issued under the 2020 Plan (except for adjustments in connection with certain corporate events); or (iii) it would materially modify the requirements for participation in the 2020 Plan; and any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not to that extent be effective without such individual’s consent.
The compensation committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any award granted or the associated award agreement, prospectively or retroactively (including after a participant’s termination). However, except as otherwise permitted in the 2020 Plan, any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any participant with respect to such award will not to that extent be effective without such individual’s consent. In addition, without stockholder approval, except as otherwise permitted in the 2020 Plan, (i) no amendment or modification may reduce the exercise price of any option or the strike price of any stock appreciation right; (ii) the compensation committee may not cancel any outstanding option or stock appreciation right and replace it with a new option or stock appreciation right (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the value of the canceled option or stock appreciation right; and (iii) the compensation committee may not take any other action which is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which our securities are listed or quoted.
Dividends and Dividend Equivalents. The compensation committee in its sole discretion may provide that an award under the 2020 Plan includes dividends or dividend equivalents, on such terms and conditions as may be determined by the compensation committee in its sole discretion. Unless otherwise provided in the award agreement, any dividend payable in respect of any share of restricted stock that remains subject to vesting conditions at the time of payment of such dividend will be retained by the Company and remain subject to the same vesting conditions as the share of restricted stock to which the dividend relates. To the extent provided in an award agreement, the holder of outstanding restricted stock units will be entitled to be credited with dividend equivalents either in cash, or in the sole discretion of the compensation committee, in shares of common stock having a fair market value equal to the amount of the dividends (and interest may be credited, at the discretion of the compensation committee, on the amount of cash dividend equivalents, at a rate and subject to terms determined by the compensation committee), which accumulated dividend equivalents (and any interest) will be payable at the same time as the underlying restricted stock units are settled following the lapse of restrictions (and with any accumulated dividend equivalents forfeited if the underlying restricted stock units are forfeited).
Clawback/Repayment. All awards are subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any clawback, forfeiture or other similar policy adopted by our board of directors or the compensation committee and as in effect from time to time and (ii) applicable law. To the extent that a participant receives any amount in excess of the amount that the participant should otherwise have received under the terms of the award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), the participant will be required to repay any such excess amount to the Company. If a participant engages in any detrimental activity (as described below), as determined by the compensation committee, the compensation committee may, in its sole discretion, provide for one or more of the following: (i) cancellation of any or all of a participant’s outstanding awards or (ii) forfeiture by the participant of any gain realized on the vesting or exercise of awards, and repayment of any such gain promptly to the Company. For purposes of the 2020 Plan and awards thereunder, “detrimental activity” means: any unauthorized disclosure of confidential or proprietary information of the Company or its subsidiaries; any activity that would be grounds to terminate the participant’s employment or service for cause; the participant’s breach of any restrictive covenant (including, but not limited, to any non-competition or non-solicitation covenants); or fraud or conduct contributing to any financial restatements or irregularities, as determined by the compensation committee in its discretion.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Employee Stock Purchase Plan
Our board of directors adopted, and our stockholders approved, the Company’s 2020 Employee Stock Purchase Plan (the “ESPP”). The ESPP is intended to give eligible employees an opportunity to acquire shares of our common stock and promote our best interests and enhance our long-term performance.
Purpose. The ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. We may also authorize offerings under the ESPP that are not intended to comply with the requirements of Section 423 of the Code, which may, but are not required to, be made pursuant to any rules, procedures or sub-plans adopted by the compensation committee of our board of directors for such purpose.
Shares Reserved for the ESPP. The aggregate number of shares of our common stock that may be issued under the ESPP may not exceed 7,500,000 shares, subject to adjustment in accordance with the terms of the ESPP. Notwithstanding the foregoing, the share reserve of the ESPP shall automatically be increased on the first day of each fiscal year following the fiscal year in which the effective date of the ESPP occurred by a number of shares of our common stock equal to the lesser of (i) the positive difference between (x) 1% of the total number of shares of our common stock outstanding on the last day of the immediately preceding fiscal year (treating certain vested convertible securities as outstanding common stock for this purpose), and (y) the share reserve of the ESPP on the last day of the immediately preceding fiscal year, and (ii) a lower number of shares as may be determined by our board of directors. If a purchase right expires or is terminated, surrendered or canceled without being exercised, in whole or in part, the number of shares subject to the purchase right will again be available for issuance and will not reduce the aggregate number of shares available under the ESPP.
Administration. The ESPP is administered by the compensation committee of our board of directors unless the board of directors elects to administer the ESPP. The compensation committee may appoint one or more agents to assist in the administration of the ESPP and may delegate certain responsibilities or powers subject to ESPP terms and applicable law. Subject to ESPP terms and applicable law, the compensation committee has full and final authority to take any action with respect to the ESPP, including, without limitation, the authority to: (a) establish, amend and rescind rules and regulations for administration of the ESPP; (b) prescribe the form(s) of any agreements or other instruments used in connection with the ESPP; (c) determine the terms and provisions of the purchase rights granted under the ESPP; (d) determine eligibility and adjudicate all disputed claims filed under the ESPP; and (e) construe and interpret the ESPP, purchase rights, the rules and regulations, and the agreements or other written instruments, and to make all other determinations deemed necessary or advisable for the administration of the ESPP. The compensation committee may also adopt sub-plans relating to the operation and administration of the ESPP to accommodate the specific requirements of local laws and procedures for jurisdictions outside the United States, the terms of which sub-plans may take precedence over the terms of the ESPP, to the extent provided in the ESPP. To the extent inconsistent with the requirements of Section 423 of the Code, purchase rights offered under any such sub-plan will not be required by the terms of the ESPP to comply with Section 423 of the Code.
Effective Date. The ESPP became effective on the date of the IPO. However, no offering periods will commence under the ESPP until such time and subject to such terms and conditions as may be determined by the compensation committee of our board of directors. The term of the ESPP will continue until terminated by our board of directors or until the date on which all shares available for issuance under the ESPP have been issued.
Eligible Participants. Subject to the compensation committee’s ability to exclude certain groups of employees on a uniform and nondiscriminatory basis, including Section 16 officers, generally, all of our employees will be eligible to participate in the ESPP if they are employed by us or by a designated company (as defined below) except for (a) any employee who has been employed for less than 90 days, (b) any employee whose customary employment is less than 20 hours per week or (c) any employee whose customary employment is for not more than five months in any calendar year; provided that the compensation committee may determine prior to any purchase period start date that employees outside of the United States who are participating in a separate offering will be “eligible employees” even if they do not meet the requirements of (b) or (c) above if and to the extent required by applicable law. No employee will be eligible to participate if, immediately after the purchase right grant, the employee would own stock (including any stock the employee may purchase under outstanding purchase rights) representing 5% or more of the total combined voting power or value of our common stock. A “designated company” is any subsidiary

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or affiliate of ZoomInfo Technologies Inc., whether now existing or existing in the future, that has been designated by the compensation committee from time to time in its sole discretion as eligible to participate in the ESPP. The compensation committee may designate subsidiaries or affiliates of ZoomInfo Technologies Inc. as designated companies in an offering that does not satisfy the requirements of Section 423 of the Code. For offerings that, when taken together with the ESPP, comply with Section 423 of the Code and the regulations thereunder, only ZoomInfo Technologies Inc. and its subsidiaries may be designated companies; provided, however, that at any given time, a subsidiary that is a designated company under a Section 423 Code-compliant offering will not be a designated company under an offering that does not comply with Section 423 of the Code.
Contributions. A participant may acquire common stock under the ESPP by authorizing the use of contributions to purchase shares of common stock. Contributions must be at a rate of not less than 1% nor more than 15% (in whole percentages only) of the participant’s total compensation (with certain exclusions as set forth in the ESPP or as otherwise determined by the compensation committee). All contributions made by a participant will be credited (without interest) to his or her account. A participant may discontinue plan participation as provided in the ESPP, but a participant may not alter the amount of his or her contributions during an offering period. However, a participant’s contribution election may be decreased to 0% at any time during an offering period to the extent necessary to comply with Section 423 of the Code or the terms of the ESPP. A participant may not make separate cash payments into his or her account except in limited circumstances when the participant is on leave of absence or unless otherwise required by applicable law. A participant may withdraw contributions credited to his or her account during an offering period at any time before the applicable purchase period end date.
Offering Periods and Purchase Price. The ESPP generally provides for two six-month offering periods, with one purchase period in each offering period. The compensation committee has the authority to change the duration of a purchase period; provided that the change is announced a reasonable period of time prior to its effective date and the purchase period is not greater than 27 months.
On the first day of an offering period, a participant will be granted a purchase right to purchase on the purchase period end date, at the applicable purchase price, the number of shares of common stock as is determined by dividing the amount of the participant’s contributions accumulated as of the last day of the purchase period by the applicable purchase price; provided that (a) no participant may purchase shares of common stock with a fair market value (as of the date of purchase right grant) in excess of $25,000 per calendar year in the case of offerings intended to comply with Section 423 of the Code; and (b) in no event will the aggregate number of shares subject to purchase rights during a purchase period exceed the number of shares then available under the ESPP or the maximum number of shares available for any single purchase period (as determined by the compensation committee from time to time).
The purchase price will be 85% (or such greater percentage as may be determined by the compensation committee prior to the start of any purchase period) of the lesser of (i) the fair market value per share of our common stock as determined on the applicable grant date of the purchase right or (ii) the fair market value per share of our common stock as determined on the applicable purchase period end date (provided that, in no event may the purchase price be less than the par value per share of our common stock). The compensation committee may determine prior to a purchase period to calculate the purchase price for such period solely by reference to the fair market value of a share on the applicable purchase period end date or applicable grant date of the purchase right, or based on the greater (rather than the lesser) of such values.
A participant’s purchase right to purchase shares of common stock during a purchase period will be exercised automatically on the purchase period end date for that purchase period unless the participant withdraws at least thirty days prior to the end of the purchase period or his or her participation is terminated. On the purchase period end date, a participant’s purchase right will be exercised to purchase that number of shares which the accumulated contributions in his or her account at that time will purchase at the applicable purchase price, but not in excess of the number of shares subject to the purchase right or other ESPP terms. Subject to the terms of the ESPP, a purchase right will generally terminate on the earlier of the date of the participant’s termination of employment or the last day of the applicable purchase period.
Rights as Stockholder. A participant will have no rights as a stockholder with respect to our shares that the participant has a purchase right to purchase in any offering until those shares are issued to the participant.

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Rights Not Transferable. A participant’s rights under the ESPP will be exercisable only by the participant and are not transferable other than by will or the laws of descent or distribution.
Effect of a Change in Control; Adjustments. If there is any change in the outstanding shares of our common stock because of a merger, change in control (as defined in the 2020 Plan), consolidation, recapitalization or reorganization involving ZoomInfo Technologies Inc., or if our board of directors declares a stock dividend, stock split distributable in shares of common stock or reverse stock split, other distribution or combination or reclassification of our common stock, or if there is a similar change in the capital stock structure of ZoomInfo Technologies Inc. affecting our common stock, then the number and type of shares of our common stock reserved for issuance under the ESPP will be correspondingly adjusted and, subject to applicable law, the compensation committee will make such adjustments to purchase rights or to any ESPP provision as the compensation committee deems equitable to prevent dilution or enlargement of purchase rights or as may otherwise be advisable. In addition, in the event of a change in control, the compensation committee’s discretion includes, but is not limited to, the authority to provide for any of, or a combination of any of, the following:
•assumption or substitution of purchase rights by a successor entity (or parent or subsidiary of such successor);
•selection of a date on which all outstanding purchase rights will be exercised on or before the consummation date of the change in control;
•termination of outstanding purchase rights and refund of accumulated contributions to each participant prior to the change in control; or
•continuation of outstanding purchase rights unchanged.
Amendment; Termination. The ESPP may be amended, altered, suspended and/or terminated at any time by our board of directors; provided, that approval of an amendment to the ESPP by our stockholders will be required to the extent, if any, that stockholder approval of such amendment is required by applicable law. The compensation committee may (subject to the provisions of Section 423 of the Code and the ESPP) amend, alter, suspend and/or terminate any purchase right granted under the ESPP, prospectively or retroactively, but (except as otherwise provided in the ESPP) such amendment, alteration, suspension or termination of a purchase right may not, without the written consent of a participant with respect to an outstanding purchase right, materially adversely affect the rights of the participant with respect to the purchase right. In addition, the compensation committee has unilateral authority to (a) subject to the provisions of Section 423 of the Code, amend the ESPP and any purchase right (without participant consent) to the extent necessary to comply with applicable law or changes in applicable law and (b) make adjustments to the terms and conditions of purchase rights in recognition of unusual or nonrecurring events affecting us or any parent or subsidiary corporation (each as defined under Section 424 of the Code), or our financial statements (or those of any parent or subsidiary corporation), or of changes in applicable law, or accounting principles, if the compensation committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of benefits intended to be made available under the ESPP or necessary or appropriate to comply with applicable accounting principles or applicable law.
Conversion of Class P Units
In connection with the Reclassification, all vested and unvested Class P Units (other than Class P Units held by Continuing Class P Unitholders) were converted into vested and unvested Employee Units. “Employee Units” refers to the portion of HoldCo Units into which certain Class P Units (including, without limitation, certain indirectly held Class P Units) were converted in the Reorganization Transactions. The number of Employee Units delivered in respect of each Class P Unit was determined based the amount of proceeds that would be distributed to such Class P Unit if the Company were to be sold at a value derived from the initial public offering price in the IPO, and the intrinsic value of the Employee Units issued in respect of each Class P Unit had an intrinsic value equal to the hypothetical proceeds such Class P Unit would have received. Vested Class P Units were generally converted into fully vested Employee Units and unvested Class P Units were generally converted into unvested Employee Units, which are subject to vesting terms (as described below) that are substantially similar to those applicable to the unvested Class P Units immediately prior to the Reclassification, as described above. The aggregate number of

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vested and unvested Employee Units issued to holders of Class P Units was 1,325,330. The total number of unvested Employee Units issued was 1,290,263, or approximately 97.4% of the total of 1,325,330 Employee Units issued and outstanding following the IPO and the consummation of the transactions contemplated by the Reclassification. The vesting conditions applicable to these unvested Employee Units are generally as follows: 50% of the units will be eligible to vest on the two-year anniversary of the designated vesting commencement date, and the remaining 50% of the units will be eligible to vest in equal monthly installments during the 24 months following the two-year anniversary of the vesting commencement date, subject to the applicable executive’s continued service through each applicable vesting date.
In connection with the Reclassification, we granted options to purchase shares of Class A common stock under the 2020 Plan to all holders of Class P Units whose interests were converted in the Reclassification, in substitution for part of the economic benefit of the Class P Units that was not reflected in the conversion of Class P Units to Employee Units. We refer to these stock options as “leverage restoration options.” The leverage restoration options have an exercise price per share that is equal to the initial public offering price per share in the IPO and vest according to the same vesting schedule as the corresponding Class P Units in respect of which they were granted. The aggregate number of leverage restoration options granted to holders of Class P Units whose interests were converted into Employee Units in the Reclassification was 576,708.
Director Compensation
None of our directors received compensation for their service on the board of directors for 2018 or 2019. However, all directors are reimbursed for their reasonable out-of-pocket expenses related to their board service.
For 2020, each of our outside directors (Messrs. Dhruv, Enright, and Mader) is entitled to receive $50,000 annually as a cash retainer for their board service, with additional annual cash retainers of (i) $20,000 for Mr. Dhruv for his service as a member and the chair of the audit committee and (ii) $10,000 for Mr. Mader for his service as a member of the audit committee.
Additionally, each of the outside directors received sign-on equity grants of restricted stock units that were awarded and valued upon the completion of the IPO with the following values, and with each such initial grant to vest in three equal installments on each of the three succeeding anniversaries of the date on which the applicable director commenced serving on our board of directors: (i) in the case of Mr. Dhruv, a $200,000 restricted stock unit award; (ii) in the case of Mr. Enright, a $100,000 restricted stock unit award; and (iii) in the case of Mr. Mader, a $100,000 restricted stock unit award. On July 23, 2020, each of Messrs. Dhruv and Mader received 3,330 and 1,665 additional restricted stock units, respectively, which were intended to give them the benefit of the increase in the value of our equity since the commencement of their board service. These additional restricted stock unit grants will vest on the same schedule as the sign-on grants that Messrs. Dhruv and Mader received at the time of the IPO.
At the time of the IPO, each director received, and will continue to receive each year following the IPO, an annual restricted stock unit grant with a value of $200,000, with each such annual grant to vest in full on the earlier of (x) the first anniversary of the vesting commencement date and (y) the date of the Company’s first regular annual meeting of stockholders held after the grant date.
Additionally, all of our directors will continue to be reimbursed for their reasonable out-of-pocket expenses related to their board service.
IPO Employee Equity Grants
In connection with the IPO and in order to incentivize future employee performance and retention, we made grants to certain employees at the time of the IPO of Class P Units in ZoomInfo OpCo, LTIP Units in ZoomInfo OpCo, and additional grants of restricted stock units covering shares of Class A common stock under the Omnibus Incentive Plan (not including the leverage restoration option grants described under “Conversion of Class P Units” above) as follows: 630,000 Class P Units with a participation threshold (i.e., strike price) equal to the initial public offering price per share in the IPO, 47,620 LTIP Units and 513,440 restricted stock units. Such Class P Units, LTIP Units and restricted stock units will generally vest in varying installments over three to four and a half years.

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The Class P Unit and LTIP Unit grants to our named executive officers in connection with the IPO were in the following amounts and with the following vesting terms: (i) Mr. Schuck received 450,000 Class P Units vesting in three equal installments on each of the second, third and fourth anniversaries of the grant date; (ii) Mr. Hyzer received 90,000 Class P Units vesting in three equal installments on the dates that are two and a half, three and a half, and four and a half years following the grant date; and (iii) Mr. Hays received 90,000 Class P Units and 47,620 LTIP Units, each vesting in three equal installments on the dates that are two and a half, three and a half, and four and a half years following the grant date. Each of the Class P Unit agreements for named executive officers provides for a participation threshold (i.e., strike price) equal to the initial public offering price per share in the IPO.
The employee Class P Unit, LTIP Unit and restricted stock unit awards described above are subject to “double triggered” vesting protection, such that vesting will accelerate in the event of a termination without “cause” or a termination for “good reason,” in each case, occurring within 12 months following a change in control. Additionally, Mr. Schuck’s Class P Unit award is subject to potential accelerated vesting upon certain additional employment termination events pursuant to the terms of his employment agreement, as described above.

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CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
The agreements described in this section are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto.
Stockholders Agreement
In connection with the IPO, we entered into a stockholders agreement with certain affiliates of TA Associates, Carlyle, and our Founders (the “parties to our stockholders agreement”) granting them certain board designation rights so long as they maintain a certain percentage of ownership of our outstanding common stock.
This stockholders agreement requires us to, among other things, nominate a number of individuals for election as our directors at any meeting of our stockholders, designated by TA Associates (each such individual a “TA Designee”), Carlyle (each such individual a “Carlyle Designee”), and the Founders (each such individual a “Founder Designee,” and together with the TA Designee and the Carlyle Designee, the “Stockholder Designees”), such that, upon the election of such individual and each other individual nominated by or at the direction of our board of directors or a duly-authorized committee of the board, as a director of our company, the number of: (A) TA Designees serving as directors of our company will be equal to (i) two (2) directors, if TA Associates continues to beneficially own at least 15% of the combined voting power of all classes of voting shares, voting together as a single class, as of the record date for the stockholders’ meeting or (ii) one (1) director, if TA Associates continues to own less than 15% but more than 5% of the combined voting power of all classes of voting shares, voting together as a single class, as of the record date for the stockholders’ meeting; (B) Carlyle Designees serving as directors of our company will be equal to (i) two (2) directors, if Carlyle continues to beneficially own at least 15% of the combined voting power of all classes of voting shares, voting together as a single class, as of the record date for the stockholders’ meeting or (ii) one (1) director, if Carlyle continues to own less than 15% but more than 5% of the combined voting power of all classes of voting shares, voting together as a single class, as of the record date for the stockholders’ meeting; and (C) Founder Designees serving as directors of our company will be equal to one (1) director for so long as the Founders collectively beneficially own at least 5% of the combined voting power of all classes of voting shares, voting together as a single class, as of the record date for the stockholders’ meeting. The authorized number of directors will not increase above nine (or seven or eight in the event one or both of TA Associates and Carlyle loses its right to designate one director) without the consent of TA Associates or Carlyle so long as TA Associates or Carlyle, as applicable, has the right to designate at least one director pursuant to the stockholders agreement. If the number of individuals that TA Associates or Carlyle has the right to designate is decreased because of the decrease in its combined voting power, then the corresponding number of such TA Designee or Carlyle Designee will immediately tender his or her resignation for consideration by the board and the total number of directors shall be accordingly decreased; provided that the last remaining TA Designee or Carlyle Designee will resign from the board at the end of his or her then current term. For so long as the stockholders agreement remains in effect and subject to the amended and restated certificate of incorporation, each of the Stockholder Designees may be removed and vacancies filled (subject to the nominating and corporate governance committee determining such designated persons are qualified) only with the consent of the respective Stockholder Designee that designated such individual. Each of TA Associates and Carlyle has the right to designate certain members of the committees of our board of directors so long as it has the right to designate at least one director pursuant to the stockholders agreement, subject to applicable law and any applicable independent requirements of the Nasdaq.
Registration Rights Agreement
In connection with the IPO, we entered into a registration rights agreement with certain affiliates of TA Associates, Carlyle, 22C Capital, and the Founders pursuant to which we granted them and their affiliates the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of Class A common stock. Pursuant to the registration rights agreement, affiliates of TA Associates, Carlyle, and 22C Capital that are party to the registration rights agreement are entitled to certain demand registration rights, which require us to register shares of our Class A common stock under the Securities Act held by participating holders and, if requested, to maintain a shelf registration statement effective with respect to such shares. In addition, if we propose to register the offer and sale of our Class A common stock under the Securities Act following the

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consummation of the IPO, in connection with the public offering of such Class A common stock, the parties to the registration rights agreement are entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. At any time that a registration statement on Form S-3 is effective, subject to certain limitations, affiliates of TA Associates, Carlyle, and 22C Capital party to the registration rights agreement may make a written request that we register the offer and sale of their shares on such registration statement on Form S-3. Certain affiliates of 22C Capital also has participation rights to participate in any sale by affiliates of Carlyle under certain circumstances. The registration rights agreement also provides that we will pay certain expenses relating to such registrations and indemnify certain parties against certain liabilities which may arise under the Securities Act.
Tax Receivable Agreements
ZoomInfo Technologies Inc. entered into two tax receivable agreements. ZoomInfo Technologies Inc. entered into (i) the Exchange Tax Receivable Agreement with certain of our Pre-IPO OpCo Unitholders and (ii) the Reorganization Tax Receivable Agreement with the Pre-IPO Blocker Holders. These tax receivable agreements provide for the payment by members of the ZoomInfo Tax Group to certain pre-IPO owners and certain Pre-IPO HoldCo Unitholders of 85% of the benefits, if any, that the ZoomInfo Tax Group is deemed to realize (calculated using certain assumptions) as a result of certain tax attributes and benefits covered by the tax receivable agreements. The Exchange Tax Receivable Agreement provides for the payment by members of the ZoomInfo Tax Group to certain Pre-IPO OpCo Unitholders and certain Pre-IPO HoldCo Unitholders of 85% of the benefits, if any, that the ZoomInfo Tax Group is deemed to realize (calculated using certain assumptions) as a result of (i) the ZoomInfo Tax Group’s allocable share of existing tax basis acquired in the IPO and (ii) increases in the ZoomInfo Tax Group’s allocable share of existing tax basis and tax basis adjustments that will increase the tax basis of the tangible and intangible assets of the ZoomInfo Tax Group as a result of sales or exchanges of OpCo Units for shares of Class A common stock after the IPO, and certain other tax benefits, including tax benefits attributable to payments under the Exchange Tax Receivable Agreement. The Reorganization Tax Receivable Agreement provides for the payment by ZoomInfo Technologies Inc. to Pre-IPO Blocker Holders and certain Pre-IPO HoldCo Unitholders of 85% of the benefits, if any, that the ZoomInfo Tax Group is deemed to realize (calculated using certain assumptions) as a result of the ZoomInfo Tax Group’s utilization of certain tax attributes of the Blocker Companies (including the ZoomInfo Tax Group’s allocable share of existing tax basis acquired in the Reorganization Transactions), and certain other tax benefits, including tax benefits attributable to payments under the Reorganization Tax Receivable Agreement. In each case, these increases in existing tax basis and tax basis adjustments generated over time may increase (for tax purposes) the ZoomInfo Tax Group’s depreciation and amortization deductions and, therefore, may reduce the amount of tax that the ZoomInfo Tax Group would otherwise be required to pay in the future, although the IRS may challenge all or part of the validity of that tax basis, and a court could sustain such a challenge. The ZoomInfo Tax Group’s allocable share of existing tax basis acquired in the IPO and the increase in the ZoomInfo Tax Group’s allocable share of existing tax basis and the anticipated tax basis adjustments upon exchanges of OpCo Units for shares of Class A common stock may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. Actual tax benefits realized by the ZoomInfo Tax Group may differ from tax benefits calculated under the tax receivable agreements as a result of the use of certain assumptions in the tax receivable agreements, including the use of an assumed weighted-average state and local income tax rate to calculate tax benefits. The payment obligations under the tax receivable agreements are an obligation of members of the ZoomInfo Tax Group, but not of ZoomInfo OpCo. The ZoomInfo Tax Group expects to benefit from the remaining 15% of realized cash tax benefits. For purposes of the tax receivable agreements, the realized cash tax benefits are computed by comparing the actual income tax liability of the ZoomInfo Tax Group to the amount of such taxes that the ZoomInfo Tax Group would have been required to pay had there been no existing tax basis, no anticipated tax basis adjustments of the assets of the ZoomInfo Tax Group as a result of exchanges and no utilization of certain tax attributes of the Blocker Companies (including the Blocker Companies’ allocable share of existing tax basis), and had ZoomInfo Technologies Inc. not entered into the tax receivable agreements. The actual and hypothetical tax liabilities determined in the tax receivable agreements are calculated using the actual U.S. federal income tax rate in effect for the applicable period and an assumed, weighted-average state and local income tax rate based on apportionment factors for the applicable period (along with the use of certain other assumptions). The term of each tax receivable agreement will continue until all such tax benefits have been utilized or expired, unless (i) ZoomInfo Technologies Inc. exercises its right to terminate one or both tax receivable

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agreements for an amount based on the agreed payments remaining to be made under the agreement (as described in more detail below), (ii) ZoomInfo Technologies Inc. breaches any of its material obligations under one or both tax receivable agreements in which case all obligations (including any additional interest due relating to any deferred payments) generally will be accelerated and due as if ZoomInfo Technologies Inc. had exercised its right to terminate the tax receivable agreements, or (iii) there is a change of control of ZoomInfo Technologies Inc., in which case the pre-IPO owners may elect to receive an amount based on the agreed payments remaining to be made under the agreement determined as described above in clause (i). Estimating the amount of payments that may be made under the tax receivable agreements is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The increase in the ZoomInfo Tax Group’s allocable share of existing tax basis and the anticipated tax basis adjustments upon the exchange of OpCo Units for shares of Class A common stock, as well as the amount and timing of any payments under the tax receivable agreements, will vary depending upon a number of factors, including:
•the timing of exchanges—for instance, the increase in any tax deductions will vary depending on the fair market value, which may fluctuate over time, of the depreciable or amortizable assets of ZoomInfo OpCo at the time of each exchange. In addition, the increase in the ZoomInfo Tax Group’s allocable share of existing tax basis acquired upon the future exchange of OpCo Units for shares of Class A common stock will vary depending on the amount of remaining existing tax basis at the time of such exchange;
•the price of shares of our Class A common stock at the time of the exchange—the increase in any tax deductions, as well as the tax basis increase in other assets, of ZoomInfo OpCo, is directly proportional to the price of shares of our Class A common stock at the time of the exchange;
•the extent to which such exchanges are taxable—if an exchange is not taxable for any reason, increased deductions will not be available;
•the amount of tax attributes—the amount of applicable tax attributes of the Blocker Companies at the time of the merger or contribution transaction will impact the amount and timing of payments under the tax receivable agreements; and
•the amount and timing of our income—ZoomInfo Technologies Inc. is obligated to pay 85% of the cash tax benefits under the tax receivable agreements as and when realized. If the ZoomInfo Tax Group does not have taxable income, ZoomInfo Technologies Inc. is not required (absent a change of control or circumstances requiring an early termination payment) to make payments under the tax receivable agreements for a taxable year in which it does not have taxable income because no cash tax benefits will have been realized. However, any tax attributes that do not result in realized benefits in a given tax year may be utilized to generate benefits in previous or future tax years. The utilization of such tax attributes will result in cash tax benefits that will result in payments under the tax receivable agreements.
Although the amount of ZoomInfo Technologies Inc.’s allocable share of existing tax basis acquired in the IPO with respect to which our pre-IPO owners are entitled to receive payments under the tax receivable agreements has been determined to be approximately $247.5 million, the timing and amount of any related payments under the tax receivable agreements is uncertain since both will be dependent on the amount and timing of the ZoomInfo Tax Group’s income and other tax attributes.
We expect that as a result of the size of the ZoomInfo Tax Group’s allocable share of existing tax basis acquired in the IPO (including such existing tax basis acquired from the Blocker Companies pursuant to the Blocker Mergers), the increase in the ZoomInfo Tax Group’s allocable share of existing tax basis and the anticipated tax basis adjustment of the tangible and intangible assets of the ZoomInfo Tax Group upon the exchange of OpCo Units for shares of Class A common stock and our possible utilization of certain tax attributes, the payments that we may make under the tax receivable agreements will be substantial. We estimate the amount of existing tax basis with respect to which our pre-IPO owners are entitled to receive payments under the tax receivable agreements (assuming all Pre-IPO OpCo Unitholders exchange their outstanding OpCo Units (together with a corresponding number of shares of Class B common stock) for shares of Class A common stock on the date of this prospectus) is approximately $387.6 million (assuming a public offering price of $51.03 per share of Class A common stock,

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which is the last reported sale price of our Class A common stock on the Nasdaq on June 30, 2020). There may be a material negative effect on our liquidity if, as a result of timing discrepancies or otherwise, the payments under the tax receivable agreements exceed the actual cash tax benefits that the ZoomInfo Tax Group realizes in respect of the tax attributes subject to the tax receivable agreements and/or distributions to the ZoomInfo Tax Group by ZoomInfo OpCo are not sufficient to permit ZoomInfo Technologies Inc. to make payments under the tax receivable agreements after it has paid taxes. Certain late payments under the tax receivable agreements generally will accrue interest at an uncapped rate equal to a per annum rate of LIBOR (or its successor rate) plus 500 basis points. The payments under the tax receivable agreements are not conditioned upon continued ownership of us by the exchanging holders of OpCo Units.
In addition, the tax receivable agreements provide that upon certain changes of control, ZoomInfo Technologies Inc.’s (or its successor’s) obligations with respect to exchanged or acquired OpCo Units (whether exchanged or acquired before or after such transaction or all relevant tax attributes allocable to the ZoomInfo Tax Group at the time of a change of control), would be accelerated and the amounts payable would be based on certain assumptions, including whether the ZoomInfo Tax Group would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreements. With respect to previously exchanged or acquired OpCo Units or all relevant tax attributes allocable to the ZoomInfo Tax Group at the time of a change of control, we would be required to make a payment equal to the present value (at a discount rate equal to a per annum rate of the lesser of (i) 6.5% and (ii) LIBOR, or its successor rate, plus 100 basis points) of the anticipated future tax benefits determined using assumptions (ii) through (v) of the following paragraph.
Furthermore, ZoomInfo Technologies Inc. may elect to terminate the tax receivable agreements early by making an immediate payment equal to the present value of the anticipated future cash tax benefits with respect to all OpCo Units. In determining such anticipated future cash tax benefits, the tax receivable agreements include several assumptions, including that (i) any OpCo Units that have not been exchanged are deemed exchanged for the market value of the shares of Class A common stock at the time of termination, (ii) the ZoomInfo Tax Group will have sufficient taxable income in each future taxable year to fully realize all potential tax benefits, (iii) the ZoomInfo Tax Group will have sufficient taxable income to fully utilize any remaining net operating losses subject to the tax receivable agreements on a straight line basis over the shorter of the statutory expiration period for such net operating losses or the five-year period after the early termination or change in control, (iv) the tax rates for future years will be those specified in the law as in effect at the time of termination, and (v) certain non-amortizable assets are deemed disposed of within specified time periods. In addition, the present value of such anticipated future cash tax benefits are discounted at a per annum rate equal to the lesser of (i) 6.5% and (ii) LIBOR, or its successor rate, plus 100 basis points. Assuming that the market value of a share of Class A common stock were to be equal to $51.03 per share, which is the last reported sale price of our Class A common stock on the Nasdaq on June 30, 2020, and that LIBOR were to be 0.5%, we estimate that the aggregate amount of these termination payments would be approximately $2,583.8 million if ZoomInfo Technologies Inc. were to exercise its termination right on June 30, 2020.
As a result of the change of control provisions and the early termination right, ZoomInfo Technologies Inc. could be required to make payments under the tax receivable agreements that are greater than or less than the specified percentage of the actual cash tax benefits that the ZoomInfo Tax Group realizes in respect of the tax attributes subject to the tax receivable agreements (although any such overpayment would be taken into account in calculating future payments, if any, under the tax receivable agreements) or that are prior to the actual realization, if any, of such future tax benefits. Also, the obligations of ZoomInfo Technologies Inc. would be automatically accelerated and be immediately due and payable in the event that ZoomInfo Technologies Inc. breaches any of its material obligations under the agreement and in certain events of bankruptcy or liquidation. In these situations, our obligations under the tax receivable agreements could have a substantial negative impact on our liquidity.
Decisions made by our pre-IPO owners in the course of running our business may influence the timing and amount of payments that are received by a pre-IPO owner exchanging OpCo Units under the tax receivable agreements. For example, the earlier disposition of assets following an exchange or acquisition transaction generally will accelerate payments under the tax receivable agreements and increase the present value of such payments, and

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the disposition of assets before an exchange will increase a pre-IPO owner’s tax liability without giving rise to any rights of a pre-IPO owner to receive payments under the tax receivable agreements.
Payments under the tax receivable agreements will be based on the tax reporting positions that we will determine. ZoomInfo Technologies Inc. will not be reimbursed for any payments previously made under the tax receivable agreements if the ZoomInfo Tax Group’s allocable share of existing tax basis acquired in the IPO and increased upon the exchange of OpCo Units for shares of Class A common stock, the anticipated tax basis adjustments or our utilization of tax attributes are successfully challenged by the IRS, although such amounts may reduce our future obligations, if any, under the tax receivable agreements. As a result, in certain circumstances, payments could be made under the tax receivable agreements in excess of the ZoomInfo Tax Group’s cash tax benefits.
ZoomInfo OpCo Amended and Restated Limited Liability Company Agreement
As a result of the Reorganization Transactions and the IPO Transactions, ZoomInfo Technologies Inc. holds HoldCo Units in ZoomInfo HoldCo and has control over ZoomInfo HoldCo, and ZoomInfo HoldCo holds OpCo Units in ZoomInfo OpCo and is the sole managing member of ZoomInfo OpCo. Accordingly, ZoomInfo Technologies Inc. operates and controls all of the business and affairs of ZoomInfo OpCo through ZoomInfo HoldCo and, through ZoomInfo OpCo and its operating entity subsidiaries, conducts our business.
Pursuant to the amended and restated limited liability company agreement of ZoomInfo OpCo, ZoomInfo HoldCo has the right to determine when distributions will be made to holders of OpCo Units and the amount of any such distributions. If a distribution is authorized, such distribution will be made to the holders of OpCo Units pro rata in accordance with the percentages of their respective limited liability company interests.
No distributions will be made in respect of unvested OpCo Units and instead such amounts will be distributed to holders of vested OpCo Units pro rata in accordance with their vested interests.
The holders of OpCo Units, including ZoomInfo HoldCo, may be subject to U.S. federal, state and local income taxes on their proportionate share of any taxable income of ZoomInfo OpCo. Net profits and net losses of ZoomInfo OpCo will generally be allocated to its holders, including ZoomInfo HoldCo, pro rata in accordance with the percentages of their respective limited liability company interests, except as otherwise required by law. The amended and restated limited liability company agreement of ZoomInfo OpCo provides for cash distributions, which we refer to as “tax distributions,” to the holders of the OpCo Units and Class P Units (whether vested or unvested) if ZoomInfo HoldCo, as the sole managing member of ZoomInfo OpCo, determines that a holder, by reason of holding OpCo Units or Class P Unit, as applicable, incurs an income tax liability. Generally, these tax distributions will be computed based on our estimate of the net taxable income of ZoomInfo OpCo allocated to the holder of OpCo Units that receives the greatest proportionate allocation of income multiplied by an assumed tax rate. Tax distributions with respect to Class P Units will be determined based on the assumed tax liability of such Class P Unitholder with respect to such Class P Units rather than on a pro rata basis.
Pursuant to the amended and restated limited liability company agreement of ZoomInfo OpCo, the Pre-IPO OpCo Unitholders (and certain permitted transferees thereof) may (subject to the terms of such limited liability company agreement) exchange their OpCo Units (together with a corresponding number of shares of Class B common stock) for shares of Class A common stock of ZoomInfo Technologies Inc. on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, and reclassifications. Subject to certain restrictions, the holders of Class P Units have the right to exchange their vested Class P Units into a number of shares of Class A common stock that will generally be equal to (a) the product of (X) the number of vested Class P Units to be exchanged with a given per unit participation threshold (i.e., the strike price) and (Y) then-current difference between the per share value of an OpCo Unit at the time of the exchange (based on the public trading price of Class A common stock) and the per unit participation threshold (i.e., the strike price) of such Class P Units divided by (b) the per unit value of an OpCo Unit at the time of the exchange (based on the public trading price of Class A common stock). ZoomInfo HoldCo may impose restrictions on exchanges that it determines in good faith to be necessary so that ZoomInfo OpCo is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. The amended and restated limited liability company agreement of ZoomInfo OpCo also provides that a

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holder of OpCo Units will not have the right to exchange OpCo Units if ZoomInfo HoldCo reasonably determines that such exchange would be prohibited by law or regulation or would any agreements with ZoomInfo Technologies Inc. or its subsidiaries by which the holder of OpCo Units is bound, or ZoomInfo Technologies Inc.’s insider trading policies. Upon such exchange, ZoomInfo Technologies Inc. will contribute the OpCo Units it receives to ZoomInfo HoldCo in exchange for a corresponding number of newly issued HoldCo Units. As a holder exchanges OpCo Units for shares of Class A common stock, the number of HoldCo Units held by ZoomInfo Technologies Inc. in exchange for the exchanged OpCo Units is correspondingly increased as it acquires the exchanged OpCo Units.
The amended and restated limited liability company agreement of ZoomInfo OpCo also provides for the ability to issue LTIP Units, which are a class of partnership units that are intended to qualify as “profits interests” in ZoomInfo OpCo for federal income tax purposes that, subject to certain conditions, including vesting, are convertible by the holder into OpCo Units. LTIP Units initially will not have full parity, on a per unit basis, with OpCo Units with respect to ordinary and liquidating distributions. Upon the occurrence of specified events, LTIP Units can over time achieve full parity with OpCo Units, at which time vested LTIP Units may be converted into OpCo Units on a one-for-one basis. OpCo Units, in turn, may be exchanged into shares of Class A common stock of ZoomInfo Technologies Inc. on a one-for-one basis, subject to the terms and conditions described above.
ZoomInfo HoldCo Amended and Restated Limited Liability Company Agreement
As a result of the Reorganization Transactions and the IPO Transactions, ZoomInfo Technologies Inc. holds HoldCo Units in ZoomInfo HoldCo and has control over ZoomInfo HoldCo. ZoomInfo HoldCo has elected to be treated as a corporation for U.S. federal income tax purposes effective upon its date of formation. ZoomInfo HoldCo intends to make payments to us such that we are able to cover all applicable taxes payable by us, any payments we are obligated to make under the tax receivable agreements we intend to enter into as part of the Reorganization Transactions.
We amended and restated the limited liability company agreement of ZoomInfo HoldCo under which the Pre-IPO HoldCo Unitholders (or certain of their permitted transferees) have the right (subject to the terms of such limited liability company agreement) to exchange their HoldCo Units (together with a corresponding number of shares of Class B common stock) for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, and reclassifications. ZoomInfo Technologies Inc. may impose restrictions on exchange that it determines in good faith to be necessary so that ZoomInfo OpCo is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. The amended and restated limited liability company agreement of ZoomInfo HoldCo also provides that a holder of HoldCo Units will not have the right to exchange HoldCo Units if ZoomInfo Technologies Inc. determines that such exchange would be prohibited by law or regulation or would violate any agreements with ZoomInfo Technologies Inc. or its subsidiaries by which the holder of HoldCo Units is bound, or ZoomInfo Technologies Inc.’s insider trading policies. As a holder exchanges HoldCo Units for shares of Class A common stock, the number of HoldCo Units held by ZoomInfo Technologies Inc. is correspondingly increased as it acquires the exchanged HoldCo Units.
Purchase of OpCo Units and Payment of Blocker Merger Consideration
We used approximately $42.2 million of the net proceeds we received from the IPO, in addition to purchasing newly issued HoldCo Units from ZoomInfo HoldCo, to purchase OpCo Units from certain of our Sponsors, and to fund $5.5 million of merger consideration (an aggregate cash amount equal to 275,269 shares of Class C common stock multiplied by the public offering price per share of Class A common stock in the IPO, less the underwriting discount) payable to certain of our Sponsors in connection with the Blocker Mergers, at a price per OpCo Unit or share of Class C common stock, respectively, equal to the initial public offering price per share of Class A common stock in the IPO, less the underwriting discount. Upon each purchase of OpCo Units, the corresponding shares of Class B common stock were canceled. The table below sets forth the number of OpCo Units purchased from certain

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of our Sponsors, and the shares of Class C common stock underlying the merger consideration payable to the Sponsors.

	# of OpCo Units Purchased	# of Shares of Class C Common Stock Purchased	Aggregate Purchase Price (in millions)
Sponsors	1,841,818	275,269	$42.2
Other Related Person Transactions
Michelle Brewer, our Vice President, Human Resources, is the sister-in-law of Henry Schuck, our Chief Executive Officer. Total compensation paid by the Company to Michelle Brewer, including salary, bonus, and equity compensation, for the years ended December 31, 2016, 2017, 2018, and 2019 and for the six months ended June 30, 2020 was $0.2 million, $0.4 million, $1.8 million, $1.0 million, and $0.8 million respectively.
Hila Nir, our Chief Marketing Officer, is the sister-in-law of Nir Keren, our Chief Technology Officer. Total compensation paid by the Company to Hila Nir, including salary and equity compensation, since the Zoom Information Acquisition for the year ended December 31, 2019 and for the six months ended June 30, 2020 was $0.7 million and $0.7 million, respectively.
Commercial Transactions with Our Sponsors and Sponsor Portfolio Companies
We provide complimentary access to our platform to 22C Capital and Carlyle. We estimate the value of such access provided to each of 22C Capital and Carlyle in each of 2018 and 2019 to be approximately $38,000 and $40,000, respectively. We estimate the value of such access provided to 22C Capital in 2017 to be approximately $33,000. No complimentary access to our platform was provided to Carlyle in 2017. In addition, we provide our services to TA Associates in the ordinary course of our business. We recorded revenues from TA Associates in each of 2017, 2018 and 2019 of approximately $36,000, $39,000 and $65,000, respectively.
Our Sponsors and their affiliates have ownership interests in a broad range of companies. We have entered and may in the future enter into commercial transactions in the ordinary course of our business with some of these companies, including the sale of goods and services and the purchase of goods and services. None of these transactions or arrangements has been or is expected to be material to us.
Statement of Policy Regarding Transactions with Related Persons
In connection with the IPO, our board of directors adopted a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy requires that a “related person” (as defined in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our general counsel any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. Our general counsel will then promptly communicate that information to our board of directors. No related person transaction entered into following the IPO will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.
Indemnification of Directors and Officers
Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by the DGCL. In addition, our amended and restated certificate of incorporation provides that our directors will not be liable for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.

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There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

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PRINCIPAL STOCKHOLDERS
The following table and footnotes set forth information regarding the beneficial ownership of shares of our Class A common stock, our Class B common stock, and our Class C common stock, as of September 30, 2020, by (1) each person known to us to beneficially own more than 5% of any class of the outstanding voting securities of ZoomInfo Technologies Inc., (2) each of our directors and named executive officers and (3) all of our directors and executive officers as a group.
The percentage of beneficial ownership of shares of our Class A common stock, our Class B common stock, and our Class C common stock is based on 69,173,426 shares of Class A common stock outstanding, 228,491,601 shares of Class B common stock outstanding, and 91,582,353 shares of Class C common stock outstanding as of September 30, 2020, and does not give effect to (i) the issuance upon exchange of shares of Class A common stock registered hereby and (ii) the cancellation of shares of Class B common stock upon such exchange. As of September 30, 2020, we had three holders of record of our Class A common stock. The actual number of stockholders of Class A common stock is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities. As of September 30, 2020, we had 379 holders of record of our Class B common stock and seven holders of record of our Class C common stock.
The Pre-IPO OpCo Unitholders and Pre-IPO HoldCo Unitholders hold all of the issued and outstanding shares of our Class B common stock. The shares of Class B common stock have no economic rights, but each share entitles the holder to ten votes (for so long as the aggregate number of outstanding shares of our Class B common stock and Class C common stock represents at least 5% of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share) on all matters on which stockholders of ZoomInfo Technologies Inc. are entitled to vote generally.
The Pre-IPO Blocker Holders hold all of the issued and outstanding shares of our Class C common stock. The shares of Class C common stock have the same economic rights as shares of Class A common stock, but each share entitles the holder to ten votes (for so long as the aggregate number of outstanding shares of our Class B common stock and Class C common stock represents at least 5% of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share upon the automatic conversion of our Class C common stock into shares of Class A common stock) on all matters on which stockholders of ZoomInfo Technologies Inc. are entitled to vote generally.
The voting power afforded to the Pre-IPO OpCo Unitholders and Pre-IPO HoldCo Unitholders, as applicable, by their shares of Class B common stock will be automatically and correspondingly reduced as they exchange shares of Class B common stock, together with a corresponding number of OpCo Units or HoldCo Units, as applicable, for shares of Class A common stock of ZoomInfo Technologies Inc., and the voting power afforded to Pre-IPO Blocker Holders will be automatically and correspondingly reduced as they transfer shares of Class C common stock, which, except in certain circumstances, will automatically convert into shares of Class A common stock. See “Certain Relationships and Related Party Transactions—ZoomInfo OpCo Amended and Restated Limited Liability Company Agreement,” “Certain Relationships and Related Party Transactions—ZoomInfo HoldCo Amended and Restated Limited Liability Company Agreement,” and “Description of Capital Stock.”

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	Class A Common Stock Beneficially Owned(1)(3)		Class B Common Stock Beneficially Owned(1)(2)		Class C Common Stock Beneficially Owned(3)		Combined Voting Power(4)
Name of Beneficial Owner	Number	%	Number	%	Number	%	%
TA Associates(5)(22)	—	—%	84,100,741	36.8%	30,971,456	33.8%	35.2%
Investment Funds affiliated with Carlyle(6)(22)	—	—%	41,954,633	18.4%	57,171,484	62.4%	30.3%
22C Capital(7)(22)	—	—%	16,864,222	7.4%	3,439,413	3.8%	6.2%
DO Holdings (WA), LLC(8)(22)	—	—%	58,647,878	25.7%	—	—%	17.9%
Kirk Brown(9)(22)	—	—%	58,647,878	25.7%	—	—%	17.9%
Henry Schuck(10)(22)	1,166,265	1.7%	76,722,043	33.6%	—	—%	23.5%
Cameron Hyzer(11)	—	—%	—	—%	—	—%	—%
Chris Hays(12)	185,543	*	—	—%	—	—%	*
Nir Keren(13)	1,337,348	1.9%	—	—%	—	—%	*
Todd Crockett(14)	—	—%	—	—%	—	—%	—%
Mitesh Dhruv(15)	—	—%	—	—%	—	—%	—%
Keith Enright(16)	—	—%	—	—%	—	—%	—%
Ashley Evans(17)	—	—%	—	—%	—	—%	—%
Mark Mader(18)	—	—%	—	—%	—	—%	—%
Patrick McCarter(19)	—	—%	—	—%	—	—%	—%
Jason Mironov(20)	—	—%	—	—%	—	—%	—%
D. Randall Winn(21)	—	—%	23,517,559	10.3%	3,439,413	3.8%	8.2%
Directors and executive officers as a group (12 persons)	2,689,156	3.9%	100,239,602	43.9%	3,439,413	3.8%	31.8%
________________
*Represents less than 1%.
(1)Subject to the terms of the amended and restated limited liability company agreement of each of ZoomInfo OpCo and ZoomInfo HoldCo, the OpCo Units and HoldCo Units, each paired with equal number of shares of Class B common stock, are exchangeable for shares of our Class A common stock on a one-for-one basis. See “Organizational Structure,” “Certain Relationships and Related Person Transactions—ZoomInfo OpCo Amended and Restated Limited Liability Company Agreement,” and “Certain Relationships and Related Person Transactions—ZoomInfo HoldCo Amended and Restated Limited Liability Company Agreement.” Beneficial ownership of shares of Class B common stock reflected in this table has not been also reflected as beneficial ownership of shares of our Class A common stock for which such shares, paired with equal number of OpCo Units or HoldCo Units, as applicable, may be exchanged.
(2)Represents OpCo Units which are paired with an equal number of shares of Class B common stock, except as noted in footnote (7) below.
(3)Pursuant to our amended and restated certificate of incorporation, at the option of the holder, a share of Class C common stock may be converted into one share of Class A common stock. In addition, each share of Class C common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain affiliate transfers described in our amended and restated certificate of incorporation among the Sponsors, the Founders, and their respective affiliates as of the date of the consummation of the IPO. Each share of Class C common stock will also automatically convert into one share of Class A common stock if, on the record date for any meeting of the stockholders, the aggregate number of outstanding shares of our Class B common stock and Class C common stock is less than 5% of the aggregate number of our outstanding shares of common stock. Once converted into Class A common stock, Class C common stock will not be reissued. See “Description of Capital Stock—Common Stock—Class C Common Stock.” Beneficial ownership of shares of Class C common stock reflected in this table has not been also reflected as beneficial ownership of shares of our Class A common stock for which such shares may be converted.
(4)Represents percentage of voting power of the Class A common stock, Class B common stock, and Class C common stock of ZoomInfo Technologies Inc. voting together as a single class. See “Description of Capital Stock—Common Stock.”
(5)Amounts beneficially owned reflect (i) 61,795,517 OpCo Units (and associated shares of Class B common stock) held by TA XI DO AIV, L.P., (ii) 1,595,274 OpCo Units (and associated shares of Class B common stock) held by TA SDF III DO AIV, L.P., (iii) 10,672,029 OpCo Units (and associated shares of Class B common stock) held by TA Atlantic and Pacific VII-A, L.P., (iv) 2,295,058 OpCo Units (and associated shares of Class B common stock) held by TA Investors IV, L.P., (v) 4,041,101 OpCo Units (and associated shares of Class B common stock) held by TA XI DO AIV II, L.P., (vi) 76,205 OpCo Units (and associated shares of Class B common stock) held by TA SDF III DO AIV II, L.P., (vii) 3,625,557 OpCo Units (and associated shares of Class B common stock) held by TA AP VII-B DO Subsidiary Partnership, L.P., (viii) 16,164,403 shares of Class C common stock held by TA XI DO Feeder, L.P., (ix) 304,823 shares of Class C common stock held by TA SDF III DO Feeder, L.P., and (x) 14,502,230 shares of Class C common stock held by TA Atlantic and Pacific VII-B, L.P. (collectively, the “TA Associates Funds”). TA Associates, L.P. is the ultimate general partner of each of such entity. Investment and voting control of the TA Associates Funds is held by TA Associates, L.P. No stockholder, director, or officer of TA Associates, L.P. has voting or investment power with respect to our shares of common stock held by the TA Associates Funds. Voting and investment power with respect to such shares is vested in a five-person investment committee consisting of the following employees of TA Associates, L.P.: Todd R. Crockett, Jason P. Werlin, Jason S. Mironov, Kurt R. Jaggers, and Jeffrey T. Chambers. The address of each TA Associates Fund is 200 Clarendon Street, 56th floor, Boston, Massachusetts 02116.

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(6)Carlyle Partners VI Evergreen Holdings, L.P. (“Carlyle Evergreen”) is the record holder of 41,954,633 OpCo Units (and associated shares of Class B common stock). CP VI Evergreen Holdings, L.P. (“CP VI Evergreen”) is the record holder of 42,188,071 shares of Class C common stock. Carlyle Partners VI Dash Holdings, L.P. (together with Carlyle Evergreen and CP VI Evergreen, the “Carlyle Investors”) is the record holder of 14,983,413 shares of Class C common stock.
Carlyle Group Management L.L.C. holds an irrevocable proxy to vote a majority of the shares of The Carlyle Group Inc., which is a publicly traded entity listed on the Nasdaq. The Carlyle Group Inc. is the sole shareholder of Carlyle Holdings I GP Inc., which is the managing member of Carlyle Holdings I GP Sub L.L.C., which is the general partner of Carlyle Holdings I L.P., which, with respect to the securities held of record by Carlyle Evergreen and CP VI Evergreen, is the managing member of CG Subsidiary Holdings L.L.C., which is the managing member of TC Group, L.L.C., which is the general partner of TC Group Sub L.P., which is the managing member of TC Group VI S1, L.L.C., which is the general partner of TC Group VI S1, L.P., which is the general partner of Carlyle Evergreen and CP VI Evergreen.
The Carlyle Group Inc. is also the sole member of Carlyle Holdings II GP L.L.C., which is the managing member of Carlyle Holdings II L.L.C., which, with respect to the securities held of record by Carlyle Partners VI Dash Holdings, L.P., is the managing member of CG Subsidiary Holdings L.L.C., which is the general partner of TC Group Cayman Investment Holdings, L.P., which is the general partner of TC Group Cayman Investment Holdings Sub L.P., which is the sole member of TC Group VI, L.L.C., which is the general partner of TC Group VI, L.P., which is the general partner of Carlyle Partners VI Dash Holdings, L.P.
Voting and investment determinations with respect to the securities held by Carlyle Evergreen and CP VI Evergreen are made by an investment committee of TC Group VI S1, L.P., and voting and investment determinations with respect to the securities held by Carlyle Partners VI Dash Holdings, L.P. are made by an investment committee of TC Group VI, L.P., each of which is comprised of Allan Holt, William Conway, Jr., Daniel D’Aniello, David Rubenstein, Peter Clare, Kewsong Lee, Norma Kuntz, Sandra Horbach, and Marco De Benedetti, as a non-voting observer. Accordingly, each of the entities and individuals named in this footnote may be deemed to share beneficial ownership of the securities held of record by the Carlyle Investors. Each of them disclaims beneficial ownership of such securities.
The address of each of TC Group Cayman Investment Holdings, L.P. and TC Group Cayman Investment Holdings Sub L.P. is c/o Walkers, Cayman Corporate Center, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. The address of each of the other entities named in this footnote is c/o The Carlyle Group Inc., 1001 Pennsylvania Avenue, NW, Suite 220 South, Washington, District of Columbia 20004.
(7)Amounts beneficially owned reflect (i) 2,988,488 shares of Class C common stock and 16,782,541 OpCo Units (and associated shares of Class B common stock) held directly by 22C Magellan Holdings LLC, whose two principal members are 22C DiscoverOrg Investors, LLC and 22C Capital I, L.P., and (ii) 450,925 shares of Class C common stock and 81,681 HoldCo Units (and associated shares of Class B common stock) held directly by 22C Capital I-A, L.P. 22C DiscoverOrg MM, LLC is the managing member of 22C DiscoverOrg Investors, LLC. 22C DiscoverOrg Advisors, LLC is the managing member of 22C DiscoverOrg MM, LLC. 22C Capital GP I, L.L.C. is the general partner of 22C Capital I, L.P. and of 22C Capital I-A, L.P. 22C Capital GP I MM LLC is the managing member of 22C Capital GP I, L.L.C. Eric Edell and D. Randall Winn are co-managing members of 22C DiscoverOrg Advisors, LLC and co-members of 22C Capital GP I MM LLC and, in such capacities, exercise voting or investment power over the shares of Class C common stock and OpCo Units (and associated shares of Class B common stock) held directly by 22C Magellan Holdings LLC and the shares of Class C common stock and HoldCo Units (and associated shares of Class B common stock) held directly by 22C Capital I-A, L.P. In addition, as disclosed in footnote (21) below, D. Randall Winn exercises voting and investment power over OpCo Units (and associated shares of Class B common stock) held directly by Mr. Winn in his individual capacity, and over OpCo Units (and associated shares of Class B common stock) held directly by FiveW DiscoverOrg LLC. The address of 22C Magellan Holdings LLC, 22C Capital I-A, L.P., Eric Edell and D. Randall Winn is 70 East 55th Street, 14th Floor, New York, New York 10022.
(8)Amounts beneficially owned reflect 58,647,878 OpCo Units (and associated shares of Class B common stock) held directly by DO Holdings (WA), LLC. DO Holdings (WA), LLC is owned by Henry Schuck and Kirk Brown. Messrs. Schuck and Brown may be deemed to share voting and dispositive power over the securities held by DO Holdings (WA), LLC. The principal business address of DO Holdings (WA), LLC is c/o 805 Broadway Street, Suite 900 Vancouver, Washington 98660.
(9)Amounts beneficially owned reflect the 58,647,878 OpCo Units (and associated shares of Class B common stock) held directly by DO Holdings (WA), LLC (as described above). The principal business address of Mr. Brown is c/o 1012 SE 64th Court, Vancouver, Washington 98661.
(10)Amounts beneficially owned reflect the vested Class P Units (including 80,370 Class P Units that vest within 60 days) convertible for 1,166,265 shares of Class A common stock held directly by Henry Schuck (based on the closing price of our Class A common stock of $42.99 per share reported on Nasdaq on September 30, 2020), OpCo Units (and associated shares of Class B common stock) held directly by HSKB Funds, LLC, 58,647,878 OpCo Units (and associated shares of Class B common stock) held directly by DO Holdings (WA), LLC (as described above), and 2,778,810 HoldCo Units (and associated shares of Class B common stock) held by HSKB Funds II, LLC. HSKB Funds, LLC and HSKB Funds II, LLC are managed by HLS Management, LLC. Henry Schuck is the sole member of HLS Management, LLC. The principal business address of Mr. Schuck is c/o 805 Broadway Street, Suite 900 Vancouver, Washington 98660.
(11)The principal business address of Mr. Hyzer is c/o 805 Broadway Street, Suite 900 Vancouver, Washington 98660.
(12)Amounts beneficially owned reflect Class P Units (including 14,613 Class P Units that vest within 60 days) convertible for 185,543 shares of Class A common stock (based on the closing price of our Class A common stock of $42.99 per share reported on Nasdaq on September 30, 2020) held directly by Chris Hays. The principal business address of Mr. Hays is c/o 805 Broadway Street, Suite 900 Vancouver, Washington 98660.
(13)Amounts beneficially owned reflect the vested Class P Units held directly by Nir Keren convertible for 1,337,348 shares of Class A common stock. The principal business address of Mr. Keren is c/o 805 Broadway Street, Suite 900 Vancouver, Washington 98660.
(14)The principal business address of Mr. Crockett is c/o 200 Clarendon Street, 56th floor, Boston, Massachusetts 02116.
(15)The principal business address of Mr. Dhruv is c/o 20 Davis Drive, Belmont, California 94002.
(16)The principal business address of Mr. Enright is c/o 345 Spear Street, 4th Floor, San Francisco, California 94105.
(17)The principal business address of Ms. Evans is c/o 2710 Sand Hill Road, Menlo Park, California 94025.
(18)The principal business address of Mr. Mader is c/o 10500 NE 8th Street, Suite 1300, Bellevue, Washington 98004.

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(19)The principal business address of Mr. McCarter is c/o 2710 Sand Hill Road, Menlo Park, California 94025.
(20)The principal business address of Mr. Mironov is c/o 200 Clarendon Street, 56th floor, Boston, Massachusetts 02116.
(21)Amounts beneficially owned reflect: (i) 3,439,413 shares of Class C common stock, 16,782,541 OpCo Units (and associated shares of Class B common stock), and 81,681 HoldCo Units (and associated shares of Class B common stock) beneficially owned by 22C Capital, as disclosed in footnote (7) above; (ii) 1,396,768 OpCo Units (and associated shares of Class B common stock) directly held by Mr. Winn in his individual capacity; and (iii) 5,256,569 OpCo Units (and associated shares of Class B common stock) held directly by FiveW DiscoverOrg LLC, over which Mr. Winn exercises voting and investment power. The principal business address of Mr. Winn is 70 East 55th Street, 14th Floor, New York, New York 10022.
(22)On June 3, 2020, 22C Capital granted an irrevocable proxy in favor of Carlyle, TA Associates, DO Holdings (WA), LLC, HSKB Funds, LLC, and HSKB Funds II, LLC (each a “Proxyholder”) pursuant to which the shares held of record by 22C Capital will be voted in favor of the election or removal, as applicable, of any member of our board of directors who is properly designated for election to or removal from our board of directors by any Proxyholder pursuant to and in accordance with the stockholders agreement. By virtue of the irrevocable proxy, the Proxyholders may be deemed to have shared voting power over the shares held of record by 22C Capital.

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DESCRIPTION OF CERTAIN INDEBTEDNESS
The following section summarizes the terms of our material principal indebtedness.
First Lien Credit Agreement
On February 1, 2019, ZoomInfo LLC (formerly known as DiscoverOrg, LLC) and ZoomInfo Midco LLC (formerly known as DiscoverOrg Midco, LLC) entered into a first lien credit agreement with Morgan Stanley Senior Funding, Inc., as the administrative agent, collateral agent and a letter of credit issuer, Morgan Stanley Senior Funding, Inc., Barclays Bank plc and Antares Capital LP, as joint lead arrangers and joint bookrunners and the other lenders and letter of credit issuers from time to time party thereto (as amended from time to time, the “first lien credit agreement”). On February 19, 2020, ZoomInfo LLC and ZoomInfo Midco LLC entered into an amendment to the first lien credit agreement with Morgan Stanley Bank, N.A., as the new term loan lender, the revolving credit lenders party thereto and Morgan Stanley Senior Funding, Inc. as administrative agent, collateral agent and letter of credit issuer to amend certain pricing terms of the first lien credit agreement.
Our borrowings under the first lien credit agreement consist of $865.0 million initial term loans, maturing February 1, 2026, and a $100.0 million revolving credit facility, maturing February 1, 2024. Of these first lien term loans, $756.4 million was outstanding as of June 30, 2020. In June 2020, we used a portion of the net proceeds from the IPO to prepay $100.0 million aggregate principal amount of the first lien term loans outstanding under the first lien credit agreement, including accrued interest thereon.
A portion of the revolving credit facility is available for letters of credit, of which none was utilized as of June 30, 2020. Including letters of credit, there were no borrowings outstanding under the revolving credit facility as of June 30, 2020. In connection with the IPO, we used a portion of the net proceeds from the IPO to repay $35.0 million of outstanding borrowings under the revolving credit facility.
Interest Rate and Fees
Borrowings under the first lien credit agreement bear interest at a rate per annum equal to, at our option, either (A) a LIBOR rate determined by reference to the Reuters LIBOR rate for dollar deposits with a term equivalent to the interest rate relevant to such borrowing, as adjusted by reserve percentages established by the Federal Reserve (subject to a floor of 0.00%), plus an applicable margin or (B) a base rate determined by reference to highest of (i) 0.50% above the federal funds effective rate, (ii) the rate of interest established by the administrative agent as its “prime rate,” (iii) 1.0% above the adjusted LIBOR rate for dollar deposits with a one month term commencing that day, and (iv) 1.00% per annum, plus an applicable margin.
With respect to the first lien term loans that bear interest by reference to an adjusted LIBOR rate, the applicable margin is 4.00% per annum and with respect to the first lien term loans that bear interest by reference to a base rate, the applicable margin is 3.00% per annum. The applicable margin for the borrowings under the revolving credit facility varies depending on a consolidated first lien debt to consolidated EBITDA ratio calculated pursuant to the first lien credit agreement (the “consolidated first lien net leverage ratio”) and is 3.75% or 4.00% per annum for the loans that bear interest by reference to the adjusted LIBOR rate and 2.75% of 3.00% per annum for the loans that bear interest by reference to the base rate. Upon the completion of our IPO and as of June 30, 2020, the applicable margin was reduced 0.25% from 4.00% to 3.75% in the case of LIBOR rate loans, and from 3.00% to 2.75% in the case of base rate loans.
In addition, we pay certain recurring fees with respect to the first lien credit agreement, including (i) a fee for the unused commitments of the lenders under the revolving credit facility, accruing at a rate equal to (x) 0.50% per annum if the consolidated first lien net leverage ratio is greater than 4.40 to 1.00, (y) 0.375% if the consolidated first lien secured leverage ratio is equal to or less than 4.40 to 1.00 but greater than 3.90 to 1.00 or (z) 0.125% if the consolidated first lien leverage ratio is equal to or less than 3.90 to 1.00, (ii) letter of credit fees, including a fronting fee and processing fees to each issuing bank, which vary depending on the consolidated first lien net leverage ratio, and (iii) administration fees. We paid $0.5 million of such fees for fiscal year 2019.

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Voluntary Prepayments
We may prepay, in full or in part, borrowings under the first lien credit agreement, subject to notice requirements, minimum prepayment amounts, and increment limitations. If any prepayment of term loans is made in connection with a repricing event prior to the six-month anniversary of the amendment no. 1 effective date, a premium of 1.00% of the principal amount prepaid is required to be paid. After the six-month anniversary of the amendment no. 1 effective date, no premium is required.
Mandatory Prepayments
The first lien credit agreement requires us to prepay outstanding first lien term loans, subject to certain exceptions, with:
•50% (which percentage will be reduced to (i) 25%, if the consolidated first lien net leverage ratio is less than or equal to 4.40 to 1.00 but greater than 3.90 to 1.00 and to (ii) 0%, if the consolidated first lien net leverage ratio is less than or equal to 3.90 to 1.00) of our annual excess cash flow;
•100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property, or any loss or government taking of property for which insurance proceeds or condemnation awards are received, if ZoomInfo LLC (formerly known as DiscoverOrg, LLC) or certain of its subsidiaries do not reinvest or commit to reinvest those proceeds in assets to be used in our business or to make certain other permitted investments within 540 days as long as such reinvestment is completed within 180 days from the date of such commitment to reinvest, with certain exceptions; provided that, solely with respect to any collateral, ZoomInfo LLC or certain of its subsidiaries may use a portion of such net cash proceeds to prepay or repurchase certain permitted other indebtedness with a lien in accordance with the terms of the first lien credit agreement;
•100% of the net cash proceeds of all incurrence or issuance by ZoomInfo LLC or certain of its subsidiaries of any indebtedness (except for permitted debt (other than refinancing debt)); and
•100% of the net cash proceeds of the incurrence of any specified refinancing debt constituting revolving credit facilities.
We are also required to prepay the amount by which we exceed the revolving credit commitment.
Amortization
We are required to repay installments of the first lien term loans in quarterly installments equal to 0.25% of the aggregate principal amount of the initial term loan facility funded on February 1, 2019, with the remaining amount payable on the applicable maturity date with respect to such term loans.
Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity.
Guarantee and Security
All obligations under the first lien credit agreement are unconditionally guaranteed by substantially all existing and future, direct and indirect, wholly owned material domestic subsidiaries of ZoomInfo LLC, subject to certain exceptions.
All obligations under the first lien credit agreement, and the guarantees of such obligations, are secured, subject to permitted liens and other exceptions, by the equity interests of ZoomInfo LLC and substantially all assets of DiscoverOrg, LLC and certain of its subsidiaries, subject to certain exceptions.

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Certain Covenants and Events of Default
The first lien credit agreement contains a number of covenants that restrict, subject to certain exceptions, our ability to, among other things:
•incur additional indebtedness;
•create or incur liens;
•engage in certain fundamental changes, including mergers or consolidations;
•sell or transfer assets;
•pay dividends and distributions on our subsidiaries’ capital stock;
•make acquisitions, investments, loans or advances;
•engage in certain transactions with affiliates; and
•enter into negative pledge clauses and clauses restricting subsidiary distributions.
If the Company draws more than 35% of the revolving credit loan, the revolving credit loan is subject to a springing financial covenant pursuant to which the consolidated first lien net leverage ratio must not exceed 7.65 to 1.00. The first lien credit agreement also contains certain customary affirmative covenants and events of default, including a change of control. If an event of default occurs, the lenders under the first lien credit agreement will be entitled to take various actions, including the acceleration of amounts due under the first lien credit agreement and all actions permitted to be taken by a secured creditor.
Second Lien Credit Agreement
On February 1, 2019, ZoomInfo LLC (formerly known as DiscoverOrg, LLC) and ZoomInfo Midco LLC (formerly known as DiscoverOrg Midco, LLC) entered into a second lien credit agreement with Morgan Stanley Senior Funding, Inc., as the administrative agent and collateral agent, Morgan Stanley Senior Funding, Inc., Barclays Bank plc and Antares Capital LP, as joint lead arrangers and joint bookrunners and the other lenders from time to time party thereto (as amended from time to time, the “second lien credit agreement”).
The second lien credit agreement provides for $370.0 million initial term loan facility, maturing on February 1, 2027 of which none was outstanding as of June 30, 2020. In connection with the IPO, we used a portion of the net proceeds of the IPO to prepay in full all outstanding indebtedness under the second lien credit agreement and terminated the agreement.

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DESCRIPTION OF CAPITAL STOCK
The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which is filed as an exhibit to the registration statement of which this prospectus forms a part. Under “Description of Capital Stock,” “we,” “us,” “our,” the “Company” and “our Company” refer to ZoomInfo Technologies Inc. and not to any of its subsidiaries.
Our purpose is to engage in any lawful act or activity for which corporations may be organized under the DGCL. Our authorized capital stock consists of 2,500,000,000 shares of Class A common stock, par value $0.01 per share, 500,000,000 shares of Class B common stock, par value $0.01 per share, 300,000,000 shares of Class C common stock, par value $0.01 per share, and 200,000,000 shares of preferred stock, par value $0.01 per share. No shares of preferred stock have been issued or are currently outstanding. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.
Common Stock
Holders of outstanding shares of our Class A common stock, Class B common stock, and Class C common stock will vote as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law. Delaware law entitles the holders of the outstanding shares of Class A common stock, Class B common stock, and Class C common stock to vote separately as different classes in connection with any amendment to our certificate of incorporation that would increase or decrease the par value of the shares of such class or that would alter or change the powers, preferences or special rights of such class so as to affect them adversely. As permitted by Delaware law, the amended and restated certificate of incorporation includes a provision which eliminates the class vote that the holders of Class A common stock would otherwise have with respect to an amendment to the certificate of incorporation increasing or decreasing the number of shares of Class A common stock the Company is entitled to issue, that the holders of Class B common stock would otherwise have with respect to an amendment to the certificate of incorporation increasing or decreasing the number of shares of Class B common stock the Company is entitled to issue and that the holders of Class C common stock would otherwise have with respect to an amendment to the certificate of incorporation increasing or decreasing the number of shares of Class C common stock the Company is entitled to issue. Thus, subject to any other voting requirements contained in the certificate of incorporation, any amendment to the certificate of incorporation increasing or decreasing the number of shares of either Class A common stock, Class B common stock, or Class C common stock that the Company is authorized to issue would require a vote of a majority of the outstanding voting power of all capital stock (including the Class A common stock, Class B common stock, and Class C common stock), voting together as a single class.
Class A Common Stock
Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.
Holders of shares of our Class A common stock and Class C common stock are entitled to receive dividends at the same rate when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to the rights of the holders of one or more outstanding series of our preferred stock. If we pay a dividend or distribution on the Class A common stock, payable in shares of Class A common stock, we also will be required to pay a pro rata and simultaneous dividend or distribution on the Class C common stock, payable in shares of Class C common stock. Similarly, if we pay a dividend or distribution on the Class C common stock, payable in shares of Class C common stock, we also will be required to make a pro rata and simultaneous dividend or distribution on the Class A common stock, payable in shares of Class A common stock.
Upon our liquidation, dissolution, or winding up, and after payment in full of all amounts required to be paid to creditors, and subject to the rights of the holders of one or more outstanding series of preferred stock having liquidation preferences, the holders of shares of our Class A common stock and Class C common stock will be entitled to receive pro rata our remaining assets available for distribution.

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All shares of our Class A common stock that will be outstanding at the time of the completion of the offering to which this prospectus relates will be fully paid and non-assessable. The Class A common stock is not be subject to further calls or assessments by us. Holders of shares of our Class A common stock do not have preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the Class A common stock. The rights, powers, preferences and privileges of holders of our Class A common stock are subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.
Class B Common Stock
Holders of shares of our Class B common stock are entitled to ten votes for each share held of record (for so long as the aggregate number of outstanding shares of our Class B common stock and Class C common stock represents at least 5% of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share) on all matters on which stockholders of ZoomInfo Technologies Inc. are entitled to vote generally, including the election or removal of directors. The holders of our Class B common stock do not have cumulative voting rights in the election of directors. The voting power afforded to Pre-IPO OpCo Unitholders and Pre-IPO HoldCo Unitholders, as applicable, by their shares of Class B common stock will be automatically and correspondingly reduced as they exchange shares of Class B common stock, together with a corresponding number of OpCo Units and HoldCo Units, as applicable, for shares of Class A common stock of ZoomInfo Technologies Inc. See “Certain Relationships and Related Person Transactions—ZoomInfo OpCo Amended and Restated Limited Liability Company Agreement” and “Certain Relationships and Related Person Transactions—ZoomInfo HoldCo Amended and Restated Limited Liability Company Agreement.”
Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation, dissolution, or winding up of ZoomInfo Technologies Inc. Upon the exchange of an OpCo Unit or a HoldCo Unit (together with a share of Class B common stock), as applicable, the shares of Class B common stock will be automatically canceled with no consideration and no longer outstanding.
Shares of Class B common stock are not transferable except for (i) transfers to us for no consideration upon which transfer such share of Class B common stock will be automatically canceled or (ii) together with the transfer of an identical number of OpCo Units or HoldCo Units made to the permitted transferee of such OpCo Units or HoldCo Units made in compliance with the applicable limited liability company agreement of ZoomInfo OpCo or ZoomInfo HoldCo.
Class C Common Stock
The shares of Class A common stock and Class C common stock are identical in all respects, except for voting rights, certain conversion rights and transfer restrictions in respect of the shares of Class C common stock, as described below.
Holders of shares of our Class C common stock are entitled to ten votes for each share held of record (for so long as the aggregate number of outstanding shares of our Class B common stock and Class C common stock represents at least 5% of the aggregate number of our outstanding shares of common stock, and thereafter, one vote per share upon the automatic conversion of our Class C common stock into shares of Class A common stock) on all matters on which stockholders of ZoomInfo Technologies Inc. are entitled to vote generally, including the election or removal of directors. The holders of our Class C common stock do not have cumulative voting rights in the election of directors. The voting power afforded to Pre-IPO Blocker Holders by their shares of Class C common stock will be automatically and correspondingly reduced as they transfer shares of Class C common stock, which, except in certain circumstances, will automatically convert into shares of Class A common stock.
The outstanding shares of Class C common stock are convertible at the option of the holder into shares of Class A common stock on a one-for-one basis. In addition, each share of Class C common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain affiliate transfers described in our amended and restated certificate of incorporation among the Sponsors, the Founders and their respective affiliates as of the date of the consummation of the IPO. Each share of Class C common stock will also automatically convert into one share of Class A common stock if, on the record date for any

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meeting of the stockholders, the aggregate number of outstanding shares of our Class B common stock and Class C common stock is less than 5% of our outstanding shares of common stock. Once converted into Class A common stock, Class C common stock will not be reissued.
All outstanding shares of our Class C common stock are fully paid and non-assessable. The Class C common stock is not subject to further calls or assessments by us. Holders of shares of our Class C common stock do not have preemptive, subscription or redemption rights. There is no redemption or sinking fund provisions applicable to the Class C common stock. The rights, powers, preferences and privileges of holders of our Class C common stock is subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.
Preferred Stock
Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or the Nasdaq, and subject to the terms of our amended and restated certificate of incorporation, the authorized shares of preferred stock will be available for issuance without further action by holders of our Class A, Class B, or Class C common stock. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:
•the designation of the series;
•the number of shares of the series, which our board of directors may, except where otherwise provided in any preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);
•whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;
•the dates at which dividends, if any, will be payable on shares of such series;
•the redemption rights and price or prices, if any, for shares of the series;
•the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;
•the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution, or winding-up of our affairs or other event;
•whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;
•restrictions on the issuance of shares of the same series or of any other class or series of our capital stock; and
•the voting rights, if any, of the holders of the series.
We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our Class A common stock might believe to be in their best interests or in which the holders of our Class A common stock might receive a premium over the market price of the shares of our Class A common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the rights of the Class A common stock to distributions upon a liquidation, dissolution, or winding up or other event. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.

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Dividends
The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, the remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our board of directors.
Annual Stockholder Meetings
Our amended and restated bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings solely by means of remote communications, including by webcast.
Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law
Our amended and restated certificate of incorporation, amended and restated bylaws, and the DGCL contain provisions that are summarized in the following paragraphs and that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.
Authorized but Unissued Capital Stock
The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of the Nasdaq. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Multi-Class Structure
As described above in “—Common Stock,” our amended and restated certificate of incorporation provides for a multi-class common stock structure, under which each share of our Class A common stock has one vote per share while each share of our Class B common stock and Class C common stock has ten votes per share until such time as the aggregate number of outstanding shares of our Class B common stock and Class C common stock is less than 5% of the aggregate number of our outstanding shares of common stock. Because of this multi-class structure, certain of our stockholders will be able to control all matters submitted to our stockholders for approval, even if they own significantly less than 50% of the shares of our outstanding common stock. This concentrated control could discourage others from initiating a potential merger, takeover or other change of control transaction that other stockholders may view as beneficial.
Classified Board of Directors
Our amended and restated certificate of incorporation provides that, subject to the rights of holders of any series of preferred stock, our board of directors is divided into three classes of directors, as nearly equal in number as

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possible, and with the directors serving staggered three-year terms, with only one class of directors being elected at each annual meeting of stockholders. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.
Business Combinations
We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:
•prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or
•at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66⅔% of our outstanding voting stock that is not owned by the interested stockholder.
Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.
Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with us for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.
Our amended and restated certificate of incorporation provides that our Sponsors and their affiliates and any of their respective direct or indirect transferees, and any group as to which such persons are a party, do not constitute “interested stockholders” for purposes of this provision.
Removal of Directors; Vacancies and Newly Created Directorships
Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation provides that the directors divided into classes may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, at any time when the parties to our stockholders agreement collectively beneficially own, in the aggregate, less than 50% of the voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only upon the affirmative vote of holders of at least 66⅔% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated certificate of incorporation also provides that, subject to the rights granted to one

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or more series of preferred stock then outstanding or the rights granted under the stockholders agreement, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when the parties to our stockholders agreement collectively beneficially own, in the aggregate, less than 50% of voting power of the stock of the Company entitled to vote generally in the election of directors, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).
No Cumulative Voting
Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all of our directors.
Special Stockholder Meetings
Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors, the chairman of our board or the chief executive officer; provided, however, that at any time when a Sponsor beneficially owns, in the aggregate, at least 20% in voting power of the stock entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the board of directors or the chairman of the board of directors at the request of such Sponsor. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deterring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.
Director Nominations and Stockholder Proposals
Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions do not apply to the parties to our stockholders agreement so long as the stockholders agreement remains in effect. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the Company.
Stockholder Action by Written Consent
Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not permit our Class A common stockholders to act by consent in writing, unless such action is recommended by all directors then in office, at any time when the parties to our stockholders agreement collectively own, in the aggregate, less than 50% in voting power of our stock entitled to vote generally in the election of directors, but does permit our Class B common stockholders to act by consent in writing without requiring any such recommendation by the directors then in office.

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Supermajority Provisions
Our amended and restated certificate of incorporation and amended and restated bylaws provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. At any time when the parties to our stockholders agreement collectively beneficially own, in the aggregate, less than 50% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders requires the affirmative vote of the holders of at least 66⅔% in voting power of all the then outstanding shares of stock entitled to vote thereon, voting together as a single class.
The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation provides that at any time when the parties to our stockholders agreement collectively beneficially own, in the aggregate, less than 50% in voting power of our stock entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66⅔% in voting power of all the then outstanding shares of our stock entitled to vote thereon, voting together as a single class:
•the provision requiring a 66⅔% supermajority vote for stockholders to amend our amended and restated bylaws;
•the provisions providing for a classified board of directors (the election and term of our directors);
•the provisions regarding resignation and removal of directors;
•the provisions regarding competition and corporate opportunities;
•the provisions regarding entering into business combinations with interested stockholders;
•the provisions regarding stockholder action by written consent;
•the provisions regarding calling special meetings of stockholders;
•the provisions regarding filling vacancies on our board of directors and newly created directorships;
•the provisions eliminating monetary damages for breaches of fiduciary duty by a director;
•the provision regarding forum selection; and
•the amendment provision requiring that the above provisions be amended only with a 66⅔% supermajority vote.
The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements makes it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.
These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of us or our management, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit

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fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation in which we are a constituent entity. Pursuant to the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery, plus interest, if any, on the amount determined to be the fair value, from the effective time of the merger or consolidation through the date of payment of the judgment.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law. To bring such an action, the stockholder must otherwise comply with Delaware law regarding derivative actions.
Exclusive Forum
Our amended and restated certificate of incorporation provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for any (1) derivative action or proceeding brought on behalf of our Company, (2) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, stockholder or employee of our Company to our Company or our Company’s stockholders, (3) action asserting a claim arising under any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (4) action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Exchange Act or the Securities Act. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of our Company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, it is possible that a court could find our forum selection provisions to be inapplicable or unenforceable.
Conflicts of Interest
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation renounces, to the maximum extent permitted from time to time by Delaware law, any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, none of our Sponsors or any of their respective affiliates or any of our directors who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates has any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that our Sponsors or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself, himself or herself or its, his or her affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-

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employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has breached such director’s duty of loyalty, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends, redemptions or repurchases or derived an improper benefit from his or her actions as a director.
Our amended and restated bylaws generally provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Transfer Agent and Registrar
The transfer agent and registrar for shares of our Class A common stock is Equiniti Trust Company.
Listing
Our Class A common stock is listed on the Nasdaq under the symbol “ZI.” We do not anticipate listing our Class B common stock or Class C common stock on any stock market or exchange.

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CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following is a summary of certain United States federal income and estate tax consequences of the ownership, and disposition of our Class A common stock as of the date hereof. Except where noted, this summary deals only with Class A common stock registered hereby to be issued upon exchange that is held as a capital asset by a non-U.S. holder (as defined below).
A “non-U.S. holder” means a beneficial owner of our Class A common stock (other than an entity treated as a partnership for United States federal income tax purposes) that is not, for United States federal income tax purposes, any of the following:
•an individual citizen or resident of the United States;
•a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
•an estate the income of which is subject to United States federal income taxation regardless of its source; or
•a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.
This summary is based upon provisions of the Code, and regulations, rulings, and judicial decisions as of the date hereof. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local, or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, foreign pension fund, financial institution, insurance company, tax-exempt organization, trader, broker or dealer in securities “controlled foreign corporation,” “passive foreign investment company,” a partnership or other pass-through entity for United States federal income tax purposes (or an investor in such a pass-through entity), a person who acquired shares of our Class A common stock as compensation or otherwise in connection with the performance of services, or a person who has acquired shares of our Class A common stock as part of a straddle, hedge, conversion transaction or other integrated investment). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.
If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our Class A common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Class A common stock, you should consult your tax advisors.
If you are considering the exchange of your Class P Units or if your HSKB Phantom Units are settled for our Class A common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership and disposition of our Class A common stock, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.
Dividends
In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of our Class A common stock, the distribution generally will be treated as a dividend for United States federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Any portion of a distribution that exceeds our current

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and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s Class A common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in our Class A common stock, the excess will be treated as gain from the disposition of our Class A common stock (the tax treatment of which is discussed below under “—Gain on Disposition of Class A Common Stock”).
Dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed IRS Form W-BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our Class A common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.
A non-U.S. holder eligible for a reduced rate of United States federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
Gain on Disposition of Class A Common Stock
Subject to the discussion of backup withholding below, any gain realized by a non-U.S. holder on the sale or other disposition of our Class A common stock generally will not be subject to United States federal income tax unless:
•the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);
•the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or
•we are or have been a “United States real property holding corporation” for United States federal income tax purposes and certain other conditions are met.
A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by United States source capital losses even though the individual is not considered a resident of the United States.
Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real

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property interests and its other assets used or held for use in a trade or business (all as determined for United States federal income tax purposes). We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.
Federal Estate Tax
Class A common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.
Information Reporting and Backup Withholding
Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.
A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.
Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our Class A common stock made within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.
Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the IRS.
Additional Withholding Requirements
Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any dividends paid on our Class A common stock paid to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial United States beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our Class A common stock.

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SHARES ELIGIBLE FOR FUTURE SALE
We cannot predict the effect, if any, future sales of shares of Class A common stock, or the availability for future sale of shares of Class A common stock, will have on the market price of shares of our Class A common stock prevailing from time to time. The sale of substantial amounts of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See “Risk Factors—Risks Related to Ownership of our Class A Common Stock—If we or our pre-IPO owners sell additional shares of our Class A common stock or are perceived by the public markets as intending to sell them, the market price of our Class A common stock could decline.”
As of September 30, 2020, we had a total of 69,173,426 shares of our Class A common stock outstanding. Of these shares, all of the shares of our Class A common stock sold in the IPO and the Secondary Offering (totaling 68,354,135 shares of our Class A common stock) will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), by persons other than our “affiliates,” as that term is defined under Rule 144 of the Securities Act (“Rule 144”). The remaining shares of our Class A common stock will be “restricted securities,” as defined in Rule 144, and may not be sold absent registration under the Securities Act or compliance with Rule 144 thereunder or in reliance on another exemption from registration.
In addition, subject to certain limitations and exceptions, pursuant to the terms of the amended and restated limited liability company agreement of ZoomInfo OpCo or ZoomInfo HoldCo, holders of OpCo Units or HoldCo Units may (subject to the terms of the applicable limited liability company agreement) exchange OpCo Units or HoldCo Units (together with a corresponding number of shares of Class B common stock), as applicable, for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, and reclassifications. Pursuant to our amended and restated certificate of incorporation, at the option of the holder, a share of Class C common stock may be converted into one share of Class A common stock. In addition, each share of Class C common stock will convert automatically into one share of Class A common stock under certain circumstances, subject to certain exceptions. As of September 30, 2020, the Pre-IPO OpCo Unitholders and the Pre-IPO HoldCo Unitholders held 224,283,503 OpCo Units and 4,208,098 HoldCo Units, respectively, all of which are exchangeable for shares of our Class A common stock, and the Pre-IPO Blocker Holders held 91,582,353 shares of Class C common stock, all of which are convertible into shares of our Class A common stock. Any shares we issue upon exchange of OpCo Units or HoldCo Units or upon the conversion of shares of Class C common stock will be “restricted securities” as defined in Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. Moreover, as a result of the registration rights agreement, all or a portion of these shares may be eligible for future sale without restriction, subject to the lock-up arrangements described below. See “—Registration Rights” and “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”
Subject to certain limitations and exceptions, pursuant to the terms of the amended and restated limited liability company agreement of ZoomInfo OpCo, the holders of 14,383,955 Pre-IPO Class P Units, which have a weighted-average per unit participation threshold (i.e., the strike price) of $5.53 per Class P Unit, are able to exchange their Pre-IPO Class P Units into shares of our Class A common stock, which share are registered hereby, as described in “Organizational Structure—Reclassification and Amendment and Restatement of Limited Liability Company Agreement of ZoomInfo OpCo” and “Certain Relationships and Related Person Transactions—ZoomInfo OpCo Amended and Restated Limited Liability Company Agreement.”
In addition, 18,650,000 shares of Class A common stock may be granted under the 2020 Plan. In connection with the IPO, 513,440 restricted stock units, 47,620 LTIP Units, 577,879 stock options, which we refer to as “leverage restoration options,” with a strike price equal to the public offering price per share of Class A common stock, and 630,000 Class P Units with a participation threshold (i.e., strike price) equal to the initial public offering price per share of Class A common stock in the IPO were granted under the 2020 Plan. See “Executive Compensation—Compensation Arrangements Adopted in Connection with the IPO—2020 Omnibus Incentive Plan.” We have filed a registration statement on Form S-8 under the Securities Act to register shares of Class A

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common stock or securities convertible into or exchangeable for shares of Class A common stock issued under or covered by the 2020 Plan. Such Form S-8 registration statement automatically became effective upon filing. Accordingly, shares of Class A common stock registered under such registration statements are available for sale in the open market.
Our amended and restated certificate of incorporation authorizes us to issue additional shares of Class A common stock and options, rights, warrants, and appreciation rights relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion. In accordance with the DGCL and the provisions of our amended and restated certificate of incorporation, we may also issue preferred stock that has designations, preferences, rights, powers, and duties that are different from, and may be senior to, those applicable to shares of Class A common stock. See “Description of Capital Stock.” Similarly, the amended and restated limited liability company agreements of ZoomInfo OpCo and ZoomInfo HoldCo permit ZoomInfo OpCo and ZoomInfo HoldCo, respectively, to issue an unlimited number of additional limited liability company interests of ZoomInfo OpCo or ZoomInfo HoldCo, as applicable, with designations, preferences, rights, powers, and duties that are different from, and may be senior to, those applicable to the OpCo Units or the HoldCo Units, as applicable, and which may be exchangeable for shares of our Class A common stock.
Registration Rights
In connection with the IPO, we entered into a registration rights agreement with certain of our pre-IPO owners pursuant to which we granted them and their affiliates the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of Class A common stock delivered in exchange for OpCo Units or HoldCo Units, as applicable, or upon the conversion of shares of Class C common stock. Assuming exchange of all OpCo Units and HoldCo Units held by the Pre-IPO OpCo Unitholders and the Pre-IPO HoldCo Unitholders, respectively, and conversion of all shares of Class C common stock held by the Pre-IPO Blocker Holders, the shares covered by registration rights represent approximately 79.2% of our outstanding Class A common stock, assuming exchange of all OpCo Units and HoldCo Units and conversion of all shares of our Class C common stock. These shares also may be sold under Rule 144 under the Securities Act, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates. See “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”
Lock-Up Agreements
In connection with the IPO, we, our executive officers, our directors, the holders of all of our Class C common stock, the holders of substantially all of our outstanding OpCo Units, and certain holders of our HoldCo Units agreed, subject to enumerated exceptions, that we and they will not offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any shares of our Class A common stock or securities convertible into or exercisable or exchangeable for shares of our Class A common stock, including our Class B and Class C common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or other securities, in cash or otherwise, or publicly disclose the intention to undertake any of the foregoing, without, in each case, the prior written consent of certain underwriters from the IPO for a period of 180 days after June 3, 2020. The lock-up agreements do not preclude holders of OpCo Units or HoldCo Units from exchanging such units (together with a corresponding number of shares of our Class B common stock) for shares of our Class A common stock or holders of shares of Class C common stock from converting such shares into shares of our Class A common stock, provided that shares of Class A common stock acquired in connection with any such exchanges or conversions, as applicable, will be subject to the restrictions provided for in the lock-up agreements, including customary exceptions related to open-market transactions in our Class A common stock, issuances or transfers in connection with incentive plans, establishment of Rule 10b5-1 plans, exchanges of OpCo Units and HoldCo Units and corresponding number of shares of Class B common stock for shares of Class A common stock, and conversions of shares of Class C common stock into shares of Class A common stock. Of the shares of Class A common stock registered hereby, all of these shares are restricted from being exchanged until December 5, 2020 pursuant to the limited liability company agreement of ZoomInfo OpCo or ZoomInfo HoldCo, as applicable.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Rule 144
In general, under Rule 144, as currently in effect, a person who is not deemed to be our affiliate for purposes of Rule 144 or to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares of Class A common stock proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares of Class A common stock without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares of Class A common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares of Class A common stock without complying with any of the requirements of Rule 144. In general, six months after the effective date of the registration statement of which this prospectus forms a part, under Rule 144, as currently in effect, our affiliates or persons selling shares of Class A common stock on behalf of our affiliates are entitled to sell, within any three-month period, a number of shares of Class A common stock that does not exceed the greater of (1) 1% of the number of shares of Class A common stock then outstanding and (2) the average weekly trading volume of the shares of Class A common stock on the Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 by our affiliates or persons selling shares of Class A common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Any shares we issue upon exchange of OpCo Units or HoldCo Units or upon the conversion of shares of Class C common stock will be “restricted securities” as defined in Rule 144 and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144.

CONFIDENTIAL TREATMENT REQUESTED
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PLAN OF DISTRIBUTION
This prospectus relates to the issuance by us from time to time of up to an aggregate of 4,500,000 shares of Class A common stock upon exchange, to the extent that holders exchange, of an equal number of OpCo Units or HoldCo Units (together with the same number of shares of our Class B common stock), as applicable, upon exchange or settlement of (i) Pre-IPO Class P Units by Continuing Class P Unitholders and (ii) HSKB Phantom Units by Continuing HSKB Phantom Unitholders.
Under the securities laws of some states, the shares of Class A common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of Class A common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
There can be no assurance that any recipients of shares of Class A common stock issued upon exchange of OpCo Units or HoldCo Units (together with the same number of shares of our Class B common stock), as applicable, will sell any or all of the Class A common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.
The recipients of shares of Class A common stock issued upon exchange of OpCo Units or HoldCo Units (together with the same number of shares of our Class B common stock), as applicable, and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any shares of the Class A common stock by such holder and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Class A common stock to engage in market-making activities with respect to the Class A common stock. All of the foregoing may affect the marketability of the shares of Class A common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Class A common stock.
We will not receive any cash proceeds from the issuance of shares of Class A common stock pursuant to this prospectus. Once issued pursuant to the registration statement, of which this prospectus forms a part, the shares of Class A common stock will be freely tradable in the hands of persons other than our affiliates.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
LEGAL MATTERS
The validity of the shares of Class A common stock will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York.
EXPERTS
The balance sheets of ZoomInfo Technologies Inc. as of December 31, 2019 and November 14, 2019 and the consolidated financial statements of DiscoverOrg Holdings, LLC as of December 31, 2019 and 2018 and for the years then ended have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2019 consolidated financial statements of DiscoverOrg Holdings, LLC refers to a change in the method of accounting for leases due to the adoption of Accounting Standards Codification Topic 842, Leases.
The consolidated financial statements of Zoom Information, Inc. and Subsidiaries as of January 31, 2019 and December 31, 2018 and for the period from January 1, 2019 through January 31, 2019 and the year ended December 31, 2018 have been audited by RSM US LLP, independent auditors, as stated in their report thereon, and are included in this prospectus and registration statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and shares of our Class A common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement, or other document are not necessarily complete and in each instance we refer you to the copy or form of such contract, agreement, or document filed as an exhibit to the registration statement. You may inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.
We maintain an internet site at http://www.zoominfo.com. The information on, or accessible from, our website is not part of this prospectus by reference or otherwise.
We are subject to the informational requirements of the Exchange Act and are required to file reports and other information with the SEC at http://www.sec.gov. You may inspect copies of these materials without charge at the SEC’s website. We intend to make available to our Class A common stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

CONFIDENTIAL TREATMENT REQUESTED
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INDEX TO FINANCIAL STATEMENTS

Audited Balance Sheet of ZoomInfo Technologies Inc.
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets as of December 31, 2019 and November 14, 2019	F-3
Notes to Balance Sheet	F-4

Audited Consolidated Financial Statements of DiscoverOrg Holdings, LLC (“ZoomInfo OpCo”) and Subsidiaries
Report of Independent Registered Public Accounting Firm	F-5
Consolidated Balance Sheets as of December 31, 2019 and December 31, 2018	F-6
Consolidated Statements of Operations for the Years Ended December 31, 2019 and December 31, 2018	F-7
Consolidated Statements of Comprehensive Loss for the Years Ended December 31, 2019 and December 31, 2018	F-8
Consolidated Statements of Changes in Members’ Deficit for the Years Ended December 31, 2019 and December 31, 2018	F-9
Consolidated Statements of Cash Flows for the Years Ended December 31, 2019 and December 31, 2018	F-10
Notes to Consolidated Financial Statements	F-11

Unaudited Consolidated Financial Statements of ZoomInfo Technologies Inc. and Subsidiaries
Consolidated Balance Sheets as of March 31, 2020 and December 31, 2019	F-42
Consolidated Statements of Operations for the Six Months Ended June 30, 2020 and June 30, 2019	F-43
Consolidated Statements of Comprehensive Loss for the Six Months Ended June 30, 2020 and June 30, 2019	F-44
Consolidated Statements of Changes in Members’ Deficit for the Six Months Ended June 30, 2020 and June 30, 2019	F-46
Consolidated Statements of Cash Flow for Six Months Ended June 30, 2020 and June 30, 2019	F-47
Notes to Unaudited Consolidated Financial Statements	F-48

Audited Consolidated Financial Statements of Zoom Information, Inc. (“Pre-Acquisition ZI”) and Subsidiaries
Report of Independent Registered Public Accounting Firm	F-80
Consolidated Balance Sheets as of January 31, 2019 and December 31, 2018	F-81
Consolidated Statements of Operations for the Period from January 1, 2019 Through January 31, 2019 and the Year Ended December 31, 2018	F-82
Consolidated Statements of Convertible Preferred Stock and Stockholders’ Equity for the Period from January 1, 2019 Through January 31, 2019 and the Year Ended December 31, 2018	F-83
Consolidated Statements of Cash Flows for the Period from January 1, 2019 through January 31, 2019 and the Year Ended December 31, 2018	F-84
Notes to Consolidated Financial Statements	F-85

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PURSUANT TO 17 C.F.R. SECTION 200.83

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
ZoomInfo Technologies Inc.:
Opinion on the Financial Statements
We have audited the accompanying balance sheets of ZoomInfo Technologies Inc. (the Company) as of December 31, 2019 and November 14, 2019, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and November 14, 2019, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 2019.
Portland, Oregon
February 26, 2020

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83

ZoomInfo Technologies Inc.
Balance Sheet

($ in dollars)

	December 31, 2019	November 14, 2019
Assets
Cash	$1	$1
Total Assets	$1	$1

Stockholder’s Equity
Class A Common Stock, par value $0.01 per share, 1,000 shares authorized, none issued and outstanding	$—	$—
Class B Common Stock, par value $0.01 per share, 1,000 shares authorized, 100 issued and outstanding	$1	$1
Total Stockholder’s Equity	$1	$1

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Note 1 - Organization
ZoomInfo Technologies Inc. (the “Corporation”) was organized as a Delaware corporation on November 14, 2019. The Corporation’s fiscal year end is December 31. Pursuant to a reorganization into a holding corporation structure, the Corporation will become a holding corporation, and its sole asset is expected to be an equity interest in DiscoverOrg Holdings, LLC.
The Corporation will be the managing member of DiscoverOrg Holdings, LLC and will operate and control all of the businesses and affairs of DiscoverOrg Holdings, LLC and, through DiscoverOrg Holdings, LLC and its subsidiaries, continue to conduct the business now conducted by these entities.
Note 2 - Summary of Significant Accounting Policies
Basis of Accounting
The Balance Sheet has been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Separate statements of operations, changes in stockholders’ equity and cash flows have not been presented in the financial statements because there have been no activities in this entity or because the single transaction is fully disclosed below.
Note 3 - Stockholder’s Equity
The Corporation is authorized to issue 1,000 shares of Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), and 1,000 shares of class B common stock, par value $0.01 per share (“Class B Common Stock”). Under the corporation’s certificate of incorporation in effect as of November 14, 2019, all shares of Class A Common Stock and Class B Common Stock are identical. In exchange for $1.00, the Corporation has issued 100 shares of Class B common stock, all of which were held by DiscoverOrg Holdings, LLC as of December 31, 2019.
Note 4 - Subsequent Events
Events and transactions occurring through the date of issuance of the financial statements have been evaluated by management and, when appropriate, recognized or disclosed in the financial statements or notes to the consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83

Report of Independent Registered Public Accounting Firm
To the Members and Board of Directors
DiscoverOrg Holdings, LLC:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of DiscoverOrg Holdings, LLC and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive loss, changes in members’ deficit, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Codification Topic 842, Leases.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 2019.
Portland, Oregon
February 26, 2020, except for the effects of the reverse unit split described in Note 18, as to which the date is May 26, 2020

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83

DiscoverOrg Holdings, LLC
Consolidated Balance Sheets

($ in millions)

	December 31,
	2019	2018
Assets
Current assets:
Cash and cash equivalents	$41.4	$9.0
Restricted cash	1.1	—
Accounts receivable	86.9	31.0
Prepaid expenses and other current assets	8.3	2.9
Deferred costs	6.6	1.8
Income tax receivable	3.9	0.1
Related party receivable	—	0.2
Total current assets	148.2	45.0

Property and equipment, net	23.3	9.6
Operating lease right-of-use assets, net	36.8	—
Other assets:
Intangible assets, net	370.6	88.7
Goodwill	966.8	445.7
Deferred costs, net of current portion	16.2	2.0
Total assets	1,561.9	591.0

Liabilities, Series A Preferred Units, and Members' Deficit
Current liabilities:
Accounts payable	7.9	1.9
Accrued expenses and other current liabilities	62.2	9.5
Unearned revenue, current portion	157.7	52.2
Income taxes payable	0.5	0.1
Related party payable	0.7	—
Current portion of operating lease liabilities	4.0	—
Current portion of long-term debt	8.7	1.9
Total current liabilities	241.7	65.6

Unearned revenue, net of current portion	1.4	0.3
Operating lease liabilities, net of current portion	40.7	—
Long-term debt, net of current portion	1,194.6	631.8
Deferred tax liabilities	82.8	10.2
Other long-term liabilities	14.3	2.2
Total liabilities	1,575.5	710.1

Series A Preferred Units	200.2	—
Commitments and contingencies

Members’ deficit:
Members' equity (deficit)	(207.8)	(119.1)
Accumulated other comprehensive income (loss)	(6.0)	—
Total equity (deficit)	(213.8)	(119.1)

Total liabilities, Series A Preferred Units, and Members' Deficit	$1,561.9	$591.0

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83

DiscoverOrg Holdings, LLC
Consolidated Statements of Operations

($ in millions)

	Year Ended December 31,
	2019	2018
Revenue	$293.3	$144.3

Cost of service:
Cost of service(1)	43.6	30.1
Amortization of acquired technology	25.0	7.7
Gross profit	224.7	106.5

Operating expenses:
Sales and marketing(1)	90.2	42.4
Research and development(1)	30.1	6.1
General and administrative(1)	35.1	20.8
Amortization of other acquired intangibles	17.6	7.0
Restructuring and transaction-related expenses	15.6	3.6
Total operating expenses	188.6	79.9
Income from operations	36.1	26.6

Interest expense, net	102.4	58.2
Loss on debt extinguishment	18.2	—
Other (income) expense, net	—	(0.1)
Income (loss) before income taxes	(84.5)	(31.5)

Benefit from income taxes	6.5	2.9
Net income (loss)	$(78.0)	$(28.6)
________________
(1)Amounts include equity-based compensation expense, as follows:

Cost of service	$4.0	$8.3
Sales and marketing	11.2	15.8
Research and development	4.7	1.1
General and administrative	5.2	7.5
Total equity-based compensation expense	$25.1	$32.7

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83

DiscoverOrg Holdings, LLC
Consolidated Statements of Comprehensive Loss

($ in millions)

	Year Ended December 31,
	2019	2018
Net loss	$(78.0)	$(28.6)
Other comprehensive loss:
Change in unrealized loss on interest rate swaps	(6.0)
Total other comprehensive income (loss)	(6.0)	—
Comprehensive income (loss)	$(84.0)	$(28.6)

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83

DiscoverOrg Holdings, LLC
Consolidated Statements of Changes in Members’ Deficit

($ in millions)

	Members' Deficit	Accumulated Other Comprehensive Loss	Total Members’ Deficit
Balance, December 31, 2017	$(29.8)	$—	$(29.8)
Member distributions	(93.4)	—	(93.4)
Equity-based compensation	32.7	—	32.7
Net income (loss)	(28.6)	—	(28.6)
Balance, December 31, 2018	(119.1)	—	(119.1)
Net income (loss)	(78.0)	—	(78.0)
Equity-based compensation	25.1	—	25.1
Member distributions	(16.5)	—	(16.5)
Cash paid for unit repurchases	(11.9)	—	(11.9)
Accrued unit repurchases	(5.6)	—	(5.6)
Impact of adoption of new accounting standard (ASC 842)	(1.8)	—	(1.8)
Other comprehensive income (loss)	—	(6.0)	(6.0)
Balance, December 31, 2019	$(207.8)	$(6.0)	$(213.8)

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83

DiscoverOrg Holdings, LLC
Consolidated Statements of Cash Flows

($ in millions)

	Year Ended December 31,
	2019	2018
Cash flows from operating activities:
Net loss	$(78.0)	$(28.6)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	48.7	17.3
Amortization of debt discounts and issuance costs	4.9	1.8
Amortization of deferred commissions costs	9.2	1.5
Asset impairments	1.1	—
Loss on early extinguishment of debt	9.4	—
Deferred consideration valuation adjustments	1.8	—
Equity-based compensation expense	25.1	32.7
Deferred income taxes	(7.2)	(3.0)
Paid-in-kind (PIK) accrued interest	—	16.4
Provision for bad debt expense	0.8	0.6
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(34.5)	(8.9)
Prepaid expenses and other current assets	(3.2)	0.6
Deferred costs and other assets	(27.8)	(3.3)
Income tax receivable	(1.9)	1.9
Related party receivable	0.8	0.3
Accounts payable	5.1	(0.3)
Accrued expenses and other liabilities	18.2	(0.2)
Unearned revenue	71.9	15.0
Net cash provided by (used in) operating activities	44.4	43.8

Cash flows from investing activities:
Purchases of property and equipment and other assets	(13.6)	(4.6)
Cash paid for acquisitions, net of cash acquired	(723.1)	(8.5)
Net cash provided by (used in) investing activities	(736.7)	(13.1)

Cash flows from financing activities:
Payments on long-term debt	(649.8)	(3.7)
Proceeds from long-term debt	1,220.8	67.3
Payments of debt issuance costs	(16.7)	(0.1)
Repurchase outstanding equity / member units	(11.9)	—
Proceeds from preferred unit offering, net of transaction costs	200.2	—
Payments of deferred consideration	(0.3)	—
Distributions to members	(16.5)	(93.4)
Net cash provided by (used in) financing activities	725.8	(29.9)

Net increase (decrease) in cash, cash equivalents, and restricted cash	33.5	0.8
Cash, cash equivalents, and restricted cash at beginning of year	9.0	8.2
Cash, cash equivalents, and restricted cash at end of year	$42.5	$9.0

Supplemental disclosures of cash flow information
Interest paid in cash:	$95.0	$40.2

Supplemental disclosures of non-cash investing and financing activities:
Deferred and variable consideration from acquisition of a business	$33.4	$1.1
Accrued unit repurchases	$5.6	$—

CONFIDENTIAL TREATMENT REQUESTED
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DiscoverOrg Holdings, LLC and Subsidiaries
Notes to Audited Consolidated Financial Statements
(In millions, except unit counts, unless otherwise noted)

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Note 1 - Organization and Background
DiscoverOrg Holdings, LLC (together with its subsidiaries, “DiscoverOrg” or the “Company”) provides a go-to-market intelligence platform for sales and marketing teams. The Company’s cloud-based platform provides accurate and comprehensive intelligence on organizations and professionals in order to help users identify target customers and decision makers, obtain continually updated predictive lead and company scoring, monitor buying signals and other attributes of target companies, craft messages, engage via automated sales tools, and track progress through the deal cycle.
The Company’s headquarters are located in Vancouver, Washington, with operations in seven offices throughout the United States (“U.S.”) and one office in Israel.
The Company began operations in 2007 through a predecessor entity then called DiscoverOrg LLC and was incorporated in Delaware in 2014 as a limited liability company. The Company is comprised of two limited liability companies that are treated as partnerships for tax purposes, eleven limited liability companies that are single member entities and disregarded for tax purposes, two corporations, and one foreign entity. Members' liability is limited pursuant to the Delaware Limited Liability Company Act.
Note 2 - Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation
The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). The consolidated financial statements include the results of DiscoverOrg Holdings, LLC and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make certain estimates, judgments, and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting period. These estimates relate to, but are not limited to, revenue recognition, allowance for doubtful accounts, contingencies, valuation and useful lives of long-lived assets, fair value of tangible and intangible assets acquired in a business combination, equity-based compensation and income taxes, among other things. Management bases these estimates on historical and anticipated results, trends, and other assumptions with respect to future events that we believe are reasonable and evaluate the Company’s estimates on an ongoing basis. Given that estimates and judgments are required, actual results may differ and such differences could be material to the consolidated financial position and results of operations.
Revenue Recognition
The Company derives revenue primarily from subscription services. Subscription services consist of SaaS applications and related access to the Company’s databases. Subscription contracts are generally based on the number of users that access the applications, the level of functionality, and the number of datasets or records made available. Subscription contracts typically have a term of one to three years and are non-cancellable. Subscription contracts generally represent a single performance obligation and are recognized on a ratable basis over the subscription term. Services are typically billed quarterly or annually in advance of delivery.
The Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“Topic 606”), effective January 1, 2018, using the full retrospective method of adoption as if the adoption occurred on January 1, 2017. As such, the consolidated financial statements present revenue in accordance with Topic 606 for all the periods presented.
The Company accounts for revenue contracts with customers through the following steps:
(1)identify the contract with a customer;

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Note 2 - Basis of Presentation and Summary of Significant Accounting Policies (continued)
(2)identify the performance obligations in the contract;
(3)determine the transaction price;
(4)allocate the transaction price; and
(5)recognize revenue when or as the Company satisfies a performance obligation.
The Company recognizes revenue for subscription contracts on a ratable basis over the contract term, beginning on the date that the service is made available to the customer. Unearned revenue results from revenue amounts billed to customers in advance or cash received from customers in advance of the satisfaction of performance obligations. At times, the Company may adjust billing under a contract based on the addition of services or other circumstances, which are accounted for as variable consideration under Topic 606. The Company estimates these amounts based on historical experience to arrive at transaction price.
The Company identified an error in its consolidated balance sheet as of January 1, 2018 related to the adoption of ASC 606, Revenue from Contracts with Customers, consisting of a $4.3 million understatement of members’ deficit and an understatement of deferred revenue of the same amount. The Company has corrected this error by decreasing members’ deficit by $4.3 million to $29.8 million in the consolidated statements of changes in members’ deficit as of January 1, 2018, and adjusting unearned revenue and member’s deficit in the consolidated balance sheets as of December 31, 2018 both by $4.3 million. The Company does not believe these adjustments are material to the previously issued financial statements, and the adjustments had no impact on the consolidated statements of operations or consolidated statements of cash flows.
Fair Value Measurements
The Company measures assets and liabilities at fair value based on an expected exit price, which represents the amount that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs, used in valuation techniques, are assigned a hierarchical level. The following are the hierarchical levels of inputs to measure fair value:
Level 1 - Observable inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities
Level 2 - Other inputs that are directly or indirectly observable in the marketplace
Level 3 - Unobservable inputs that are supported by little or no market activity, including the Company’s own assumptions in determining fair value
The Company's financial instruments consist principally of cash and cash equivalents, prepaid expenses and other current assets, accounts receivable, accounts payable, accrued expenses, and long-term debt. The carrying value of cash and cash equivalents, prepaid expenses and other current assets, accounts receivable, accounts payable, and accrued expenses approximate fair value, primarily due to short maturities. The carrying values of the Company's debt instruments approximate their fair value based on Level 2 inputs since the instruments carry variable interest rates based on the London Interbank Offered Rate (“LIBOR”) or other applicable reference rates.
Cash and Cash Equivalent
Cash and cash equivalents consist of highly liquid investments with maturities of three months or less at the time of purchase.
Concentrations of Credit Risk and Significant Customers
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company holds cash at major financial institutions that often

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Note 2 - Basis of Presentation and Summary of Significant Accounting Policies (continued)
exceed Federal Deposit Insurance Corporation (“FDIC”) insured limits. The Company manages its credit risk associated with cash concentrations by concentrating its cash deposits in high quality financial institutions and by periodically evaluating the credit quality of the primary financial institutions holding such deposits. The carrying value of cash approximates fair value. Historically, the Company has not experienced any losses due to such cash concentrations. The Company does not have any off-balance-sheet credit exposure related to its customers.
Concentrations of credit risk with respect to accounts receivable and revenue are limited due to a large, diverse customer base. The Company does not require collateral from clients. The Company maintains an allowance for doubtful accounts based upon the expected collectability of accounts receivable. The Company maintains allowances for possible losses, which, when realized, have been within the range of management’s expectations.
During the years ended December 31, 2019 and 2018, revenue by geographic area, based on billing addresses of the customers, was as follows (in millions):

	For the year ended December 31,
	2019	2018
United States	$267.3	134.9
Rest of world	26.0	9.4
Total Revenue	$293.3	144.3
No single foreign country and no single customer represented more than 10% of the Company’s revenues in any period.
Accounts Receivable, Net and Contract Assets
Accounts receivable is comprised of invoices of revenue, net of allowance for doubtful accounts and do not bear interest. Management’s evaluation of the adequacy of the allowance for doubtful accounts considers historical collection experience, changes in customer payment profiles, the aging of receivable balances, as well as current economic conditions, all of which may impact a customer’s ability to pay. Account balances are written-off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have significant bad debt experience with customers, and therefore, the allowance for doubtful accounts is immaterial.
The assessment of variable consideration to be constrained is based on estimates, and actual consideration may vary from current estimates. As adjustments to these estimates become necessary, they are reported in earnings in the periods in which they become known. Changes in variable consideration are recorded as a component of net revenue.
Contract assets represent a contractual right to consideration in the future. Contract assets are generated when contractual billing schedules differ from revenue recognition timing.
Property and Equipment, Net
Property and equipment is stated at cost, net of accumulated depreciation and amortization. All repairs and maintenance costs are expensed as incurred. Depreciation and amortization costs are expensed on a straight-line basis over the lesser of the estimated useful life of the asset or the remainder of the lease term for leasehold improvements. Qualifying internal use software costs incurred during the application development stage, which consist primarily of internal product development costs, outside services, and purchased software license costs are capitalized and amortized over the estimated useful life of the asset. Estimated useful lives range from three to ten years.
Deferred Commissions
Certain sales commissions earned by the Company’s employees are considered incremental and recoverable costs of obtaining a contract with a customer. These sales commissions for initial contracts are capitalized and included in deferred costs and other assets. Capitalized amounts also include (1) amounts paid to employees other

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Note 2 - Basis of Presentation and Summary of Significant Accounting Policies (continued)
than the direct sales force who earn incentive payouts under annual compensation plans that are tied to the value of contracts acquired, (2) commissions paid to employees upon renewals of subscription contracts, and (3) the associated payroll taxes associated with the payments to the Company’s employees.
Costs capitalized related to new revenue contracts are amortized on a straight-line basis over three years, which reflects the average period of benefit, including expected contract renewals. When determining the period of benefit, the Company considered its customer contracts, technology, and other relevant factors. Additionally, the Company amortizes capitalized costs for contract renewals over twelve months.
The capitalized amounts are recoverable through future revenue streams under all non-cancellable customer contracts. Amortization of capitalized costs to obtain revenue contracts is included in sales and marketing expense in the accompanying consolidated statements of operations.
Certain commissions are not capitalized as they do not represent incremental costs of obtaining a contract. Such commissions are expensed as incurred.
The Company capitalized $25.3 million and $3.3 million of costs to obtain revenue contracts and amortized $8.6 million and $1.5 million to sales and marketing expense for the years ended December 31, 2019 and 2018, respectively. Costs capitalized to obtain a revenue contract, net on the Company's consolidated balance sheets totaled $20.5 million and $3.8 million at December 31, 2019 and 2018, respectively. There were no impairments of costs to obtain revenue contracts in the years ended December 31, 2019 and 2018.
Advertising and Promotional Expenses
The Company expenses advertising costs as incurred in accordance with ASC 720-35, Other Expenses - Advertising Cost. Advertising expenses of $9.8 million and $2.5 million for the years ended December 31, 2019 and 2018, respectively, are included in sales and marketing on the consolidated statements of operations.
Research and Development Costs
The Company accounts for research and development costs in accordance with ASC 730, Research and Development, and all research and development costs are expensed as incurred. Research and development costs consist primarily of salaries, employee benefits, related overhead costs associated with product development, testing, quality assurance, documentation, enhancements, and upgrades.
Restructuring and Transaction Related Expenses
The Company defines restructuring and transaction related expenses as costs directly associated with acquisition or disposal activities. Such costs include employee severance and termination benefits, contract termination fees and penalties, and other exit or disposal costs. In general, the Company records involuntary employee-related exit and disposal costs when there is a substantive plan for employee severance and related costs are probable and estimable. For one-time termination benefits (i.e., no substantive plan), transaction related bonuses, and employee retention costs, expense is recorded when the employees are entitled to receive such benefits and the amount can be reasonably estimated. Contract termination fees and penalties and other exit and disposal costs are generally recorded when incurred.
Business Combinations
The Company allocates purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The purchase price is determined based on the fair value of the assets transferred, liabilities assumed, and equity interests issued, after considering any transactions that are separate from the business combination. The excess of fair value of purchase consideration over the fair values of the identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets and contingent liabilities. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired customer bases, acquired technology and acquired trade names, useful lives, royalty rates, and discount rates.

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Note 2 - Basis of Presentation and Summary of Significant Accounting Policies (continued)
The estimates are inherently uncertain and subject to revision as additional information is obtained during the measurement period for an acquisition, which may last up to one year from the acquisition date. During the measurement period, the Company may record adjustments to the fair value of tangible and intangible assets acquired and liabilities assumed, with a corresponding offset to goodwill. After the conclusion of the measurement period or the final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to earnings.
In addition, uncertain tax positions and tax related valuation allowances assumed in connection with a business combination are initially estimated as of the acquisition date. The Company reevaluates these items based upon the facts and circumstances that existed as of the acquisition date, with any revisions to the Company’s preliminary estimates being recorded to goodwill, provided that the timing is within the measurement period. Subsequent to the measurement period, changes to uncertain tax positions and tax related valuation allowances will be recorded to earnings.
Goodwill and Acquired Intangible Assets
Goodwill is calculated as the excess of the purchase consideration paid in a business combination over the fair value of the assets acquired less liabilities assumed. Goodwill is not amortized and is tested for impairment at least annually or when events and circumstances indicate that fair value of a reporting unit may be below its carrying value. DiscoverOrg has one reporting unit.
The Company first assesses qualitative factors to evaluate whether it is more likely than not that the fair value of a reporting unit is less than the carrying amount or elect to bypass such assessment. If it is determined that it is more likely than not that the fair value of the reporting unit is less than its carrying value, or the Company elects to bypass the qualitative assessment, management will perform a quantitative test by determining the fair value of the reporting unit. The estimated fair value of the reporting unit is based on a projected discounted cash flow model that includes significant assumptions and estimates, including the discount rate, growth rate, and future financial performance. Valuations of similarly situated public companies are also evaluated when assessing the fair value of the reporting unit. If the carrying value of the reporting unit exceeds the fair value, then an impairment loss is recognized for the difference.
Acquired technology, customer lists, trade names or brand portfolios, and other intangible assets are related to previous acquisitions (see Note 6 - Goodwill and Acquired Intangible Assets).
Acquired intangible assets are amortized on a straight-line basis over the estimated period over which we expect to realize economic value related to the intangible asset. The amortization periods range from 2 years to 15 years.
Indefinite lived intangible assets consist primarily of brand portfolios acquired from Pre-Acquisition ZI and represent costs paid to legally register phrases and graphic designs that identify and distinguish products sold by the Company. ZoomInfo related brand portfolios are not amortized, rather potential impairment is considered on an annual basis in the fourth quarter, or more frequently upon the occurrence of a triggering event, when circumstances indicate that the book value of trademarks are greater than their fair value. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of the indefinite lived intangible asset is less than the carrying value as a basis to determine whether further impairment testing under ASC 350 is necessary. No impairment charges were recorded during the years ended December 31, 2019 and 2018 relating to acquired assets accounted for under ASC 350.
Impairment of Long-Lived Assets
Long-lived assets, such as property and equipment and acquired intangible assets, are reviewed for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future cash flows expected to be generated by the asset or group of assets. If the carrying amount of the asset exceeds the estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the estimated future cash flows of the asset. During the year ended December 31, 2019, we recorded an impairment charge of $1.1 million relating to the impairment of a right-of-use asset acquired in Pre-

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Note 2 - Basis of Presentation and Summary of Significant Accounting Policies (continued)
Acquisition ZI acquisition (refer to Note 4 – Business Combinations). No impairment charges were recorded during the year ended December 31, 2018.
Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities at December 31, 2019 and 2018, include the following (in millions):

	Year Ended December 31,
	2019	2018
Accrued salaries, wages, and benefits(1)	$42.6	$6.0
Other	19.6	3.5
Total accrued expenses and other current liabilities	$62.2	$9.5
__________________
(1)Includes $24.9 million of deferred consideration relating to the ZoomInfo acquisition.
Unearned Revenue
Unearned revenue consists of customer payments and billings in advance of revenue being recognized from the subscription services. Unearned revenue that is anticipated to be recognized within the next 12 months is recorded as unearned revenue, current portion and the remaining portion is included in unearned revenue, net of current portion.
Debt Issuance Costs
Costs incurred in connection with the issuance of long-term debt are deferred and amortized as interest expense over the terms of the related debt using the effective interest method for term debt and on a straight-line basis for revolving debt. To the extent that the debt is outstanding, these amounts are reflected in the consolidated balance sheets as direct deductions from a combination of current and long-term portions of debt. Upon a refinancing or amendment, previously capitalized debt issuance costs are expensed and included in loss on extinguishment of debt, if the Company determines that there has been a substantial modification of the related debt. If the Company determines that there has not been a substantial modification of the related debt, any previously capitalized debt issuance costs are amortized as interest expense over the term of the new debt instrument.
Income Taxes
The Company is comprised of two limited liability companies that are treated as partnerships for tax purposes, eleven limited liability companies that are single member entities and disregarded for tax purposes, two corporations, and one foreign entity.
For partnership and disregarded entities, taxable income and the resulting liabilities are allocated among the owners of the entities and reported on the tax filings for those owners. The Company records income tax provision, deferred tax assets, and deferred tax liabilities only for the items for which the Company is responsible for making payments directly to the relevant tax authority.
Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws expected to be in effect when such differences are expected to reverse. Such temporary differences are reflected as other assets and deferred tax liabilities on the consolidated balance sheets. A deferred tax asset is recognized if it is more likely than not that a tax benefit will be respected by a taxing authority.
In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will be realized and, when necessary, a valuation allowance is established. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible.
The Company is required to identify, evaluate and measure all uncertain tax positions taken or to be taken on tax returns and to record liabilities for the amount of these positions that may not be sustained, or may only partially

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Note 2 - Basis of Presentation and Summary of Significant Accounting Policies (continued)
be sustained, upon examination by the relevant taxing authorities. Although the Company believes that its estimates and judgments were reasonable, actual results may differ from these estimates. Some or all of these judgments are subject to review by the taxing authorities.
The Company recognizes the tax benefit from entity level uncertain tax positions if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.
Equity-Based Compensation
The Company periodically grants incentive units to employees and non-employees, which generally vest over a four-year period. The incentive units represent profits interests in the Company, which is an interest in the increase in the value of the entity over the Participation Threshold, as determined by the Board of Managers. The holder, therefore, has the right to participate in distributions of profits only in excess of the Participation Threshold. The Participation Threshold was based on the valuation determined by the Board of Managers of the common unit on or around the grant date.
The Company accounts for incentive units in accordance with ASC 718, Compensation-Stock Compensation (ASC 718). In accordance with ASC 718, compensation expense is measured at estimated fair value of the incentive units and is included as compensation expense over the vesting period during which an employee provides service in exchange for the award.
The Company uses a Black-Scholes option pricing model to determine fair value of its incentive units, as the equity units granted have certain economic similarities to options. The Black-Scholes option pricing model includes various assumptions, including the expected life of incentive units, the expected volatility and the expected risk-free interest rate. These assumptions reflect the Company’s best estimates, but they involve inherent uncertainties based on market conditions generally outside the control of the Company. As a result, if other assumptions are used, unit-based compensation cost could be materially impacted.
The Company measures employee, non-employee, and board of director equity-based compensation on the grant date fair value basis. Equity-based compensation expense is recognized over the requisite service period of the awards. For equity awards that have a performance condition, the Company recognizes compensation expense based on its assessment of the probability that the performance condition will be achieved. Prior to the adoption of ASU 2018-07, Compensation - Stock Compensation (Topic 718) - Improvements to Nonemployee Share-Based Payment Accounting, on January 1, 2019, the Company measured the fair value of stock-based awards granted to non-employees in accordance with ASC 505-50-25, Equity Based Payments to Non-Employees, which required the measurement and recognition of compensation expense for all equity-based payment awards made to non-employees based on estimated fair values. Upon the adoption of ASU 2018-07, the Company fair valued the remaining outstanding unvested non-employee awards as of January 1, 2019 and will recognize expense in the same periods and in the same manner as if the Company had paid cash to the recipient in lieu of the non-employee award.
The Company classifies equity-based compensation expense in its consolidated statements of operations in the same manner in which the award recipient’s salary and related costs are classified or in which the award recipient’s service payments are classified.
Recent Accounting Pronouncements
Recently Adopted Accounting Pronouncements
Effective January 1, 2019, the Company adopted ASU No. 2017-12, Derivatives and Hedging (Topic 815), Targeted Improvements to Accounting for Hedging Activities (ASU 2017-12) on a prospective basis. The new guidance eliminates the requirement to separately measure and report hedge ineffectiveness and, for qualifying hedges, requires the entire change in the fair value of the hedging instrument to be presented in the same income statement line as the hedged item. The Company’s hedges, consisting of our interest rate swaps and interest rate cap,

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Note 2 - Basis of Presentation and Summary of Significant Accounting Policies (continued)
are fully effective. Therefore, adoption of ASU 2017-12 did not have any impact on the Company’s financial statements. See Note 8 - Derivatives and Hedging Activities for the disclosures required by ASU 2017-12.
In February 2016, the FASB issued ASU No. 2016-02 Leases (ASC 842), which increases the transparency and comparability among organizations’ accounting for leases. The guidance requires a company to recognize lease assets and liabilities on the balance sheet, as well as disclose key information about lease arrangements. In July 2018, the FASB issued guidance to permit an alternative transition method for ASC 842, which allows transition to the new lease standard by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company adopted ASC 842 as of January 1, 2019 under this new alternative transition method. The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, allows the Company to carry forward the historical lease classification. In addition, as a practical expedient relating to its real estate leases, the Company will not separate lease components from nonlease components. The Company did not elect the hindsight practical expedient permitted under the transition guidance within the new lease standard. The Company recognized a right-of-use asset of $9.3 million and a lease liability of $12.8 million, largely pertaining to the Company’s headquarter office lease, with a cumulative-effect adjustment, net of tax, to retained earnings in the amount of $1.8 million representing hidden impairment, upon adoption of ASC 842. The adoption of ASC 842 did not, and is not expected to in the future, have a material impact on earnings.
In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718) - Improvements to Nonemployee Share-Based Payment Accounting. This update expands the scope of Topic 718, “Compensation - Stock Compensation,” to include equity-based awards granted to non-employees in exchange for goods or services. The accounting for employees and non-employees will be substantially aligned. For public entities, ASU 2018-07 is required to be adopted for annual periods beginning after December 15, 2018, including interim periods within those fiscal years. For non-public entities and emerging growth companies that choose to take advantage of the extended transition periods, ASU 2018-07 is effective for annual periods beginning after December 15, 2019. Early adoption is permitted for all entities but no earlier than the Company's adoption of ASU 2014-09. The Company adopted ASU 2018-07 on January 1, 2019. In accordance with transition guidance, unsettled non-employee awards were measured at the adoption date fair value as a substitute for grant date fair value. There was no impact to the consolidated financial statements upon adoption.
In August 2018, the FASB issued ASU No. 2018-15 Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”) which aligns the requirements for capitalizing implementation costs in cloud computing arrangements with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. ASU 2018-15 is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. Companies can choose to adopt the new guidance prospectively or retrospectively. The Company elected to early adopt the standard, on a prospective basis, effective for the year and interim periods within the year beginning January 1, 2019. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.
Recent Accounting Pronouncements Not Yet Adopted
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes will result in more timely recognition of credit losses. The guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The Company does not expect the adoption of ASU No. 2016-13 to have a significant impact on its consolidated financial statements.
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820), which amends disclosure requirements for fair value measurements by requiring new disclosures, modifying existing requirements, and eliminating others. The amendments are the result of a broader disclosure project, which aims to improve the

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Note 2 - Basis of Presentation and Summary of Significant Accounting Policies (continued)
effectiveness of disclosures. ASU No. 2018-13 is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years. The Company does not expect the adoption of ASU No. 2018-13 to have a significant impact on its disclosures.
Note 3 - Revenue from Contracts with Customers
Revenue Detail
Revenue comprised the following service offerings (in millions):

	Year Ended December 31,
	2019	2018
Business intelligence tools	$289.3	$143.4
Email verification service	4.0	0.9
Total Revenue	$293.3	$144.3
Go-To-Market business intelligence tools are subscription services that allow customers access to the SaaS tools to support sales and marketing processes, which include data, analytics, and insights to provide accurate and comprehensive intelligence on organizations and professionals. The Company’s customers use the platform to identify target customers and decision makers, obtain continually updated predictive lead and company scoring, monitor buying signals and other attributes of target companies, craft messages, engage via automated sales tools, and track progress through the deal cycle.
Email verification service is a service whereby customers can verify that emails are valid prior to sending, which can be helpful to avoid wasting resources or being flagged as sending spam. Email verification services are typically billed on a usage basis with customers paying each period as they utilize email verification services.
Of the total revenue recognized in the years ended December 31, 2019 and 2018, $52.2 million and $37.1 million was included in the unearned revenue balance as of December 31, 2018 and 2017, respectively. Revenue recognized from performance obligations satisfied (or partially satisfied) in previous periods was not material.
Revenue by geography is determined based on the domicile of the DiscoverOrg contracting entity. All customer contracts are with the Company’s U.S. entities, therefore substantially all of the revenue is designated as U.S. revenue. Due to the SaaS-based nature of the service, it is possible that some of the customers use the service outside of the U.S. The Company estimates that less than 11% of its customers are located outside of the U.S.
Contract Assets and Unearned Revenue
The Company’s standard billing terms typically require payment at the beginning of each annual or quarterly period. Subscription revenue is generally recognized ratably over the contract term starting with when the service is made available to the customer. Email verification service revenue is recognized in the period services are used by customers. The amount of revenue recognized reflects the consideration the Company expects to be entitled to receive in exchange for these services.
The Company records a contract asset when revenue recognized on a contract exceeds the billings to date for that contract. Unearned revenue results from cash received or amounts billed to customers in advance of revenue recognized upon the satisfaction of performance obligations. The unearned revenue balance is influenced by several factors, including seasonality, the compounding effects of renewals, invoice duration, invoice timing, dollar size, and new business timing within the quarter. The unearned revenue balance does not represent the total contract value of annual or multi-year, non-cancellable subscription agreements.
The contract asset balances of $0.1 million and $1.1 million as of December 31, 2019 and 2018, respectively, are recorded as current assets within Prepaid expenses and other current assets in the consolidated balance sheets. The unearned revenue balances were $159.1 million and $52.5 million as of December 31, 2019 and 2018, respectively.

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Note 3 - Revenue from Contracts with Customers (continued)
ASC 606 introduced the concept of transaction price allocated to the remaining performance obligations of a contract, which is different than unbilled deferred revenue under ASC 605. Transaction price allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes unearned revenue and unbilled amounts that will be recognized as revenue in future periods. Transaction price allocated to remaining performance obligations is influenced by several factors, including seasonality, the timing of renewals, and disparate contract terms. Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes unearned revenue and backlog. The Company's backlog represents installment billings for periods beyond the current billing cycle. The majority of the Company’s noncurrent remaining performance obligations will be recognized in the next 13 to 36 months.
The remaining performance obligations consisted of the following (in millions):

	Current	Noncurrent	Total
As of December 31, 2018	$111.9	$43.2	$155.1
As of December 31, 2019	$266.6	$74.1	$340.7
Note 4 – Business Combinations
Komiko
On October 9, 2019, through a newly formed wholly owned subsidiary, DiscoverOrg Acquisition (Komiko), LLC, the Company acquired certain assets and assumed certain liabilities of Komiko LTD (“Komiko”), which offered an AI-powered sales and customer success solution for business to business companies under the Komiko trade name. The Company has included the financial results of Komiko in the consolidated financial statements from the date of acquisition. Transaction costs associated with the acquisition were not material. The acquisition date fair value of the consideration transferred for Komiko was $8.5 million, comprised of the following (in millions):

Cash	$8.3
Contingent earnout payments	0.2
Total purchase consideration	$8.5
The fair value of the contingent earnout payments was determined based on the Company’s probability-weighted estimate of future payments. Potential contingent payments may be as high as $4.0 million if all performance criteria are met, of which 40% is attributable to purchase consideration and the balance compensation expense as it is contingent upon continued employment with the Company by Komiko’s co-founders.
The following table summarizes the fair values of the assets acquired and liabilities assumed, as of the date of acquisition (in millions):

Developed technology	$2.4
Unearned revenue	(0.2)
Total identifiable net assets acquired	$2.2
Goodwill	6.3
Total consideration	$8.5
Contingent Earnout Payments	(0.2)
Cash paid for acquisitions	$8.3
The excess of purchase consideration over the fair value of net tangible and intangible assets acquired was recorded as goodwill. The fair values assigned to tangible and identifiable intangible assets acquired and liabilities assumed are based on management’s estimates and assumptions. The fair values of assets acquired and liabilities assumed may be subject to change as additional information is received, including the finalization of tax assets and liabilities. Identifiable intangible assets acquired consisted of primarily $2.4 million of developed technology with an estimated useful life of 7 years.

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Note 4 - Business Combinations (continued)
Developed technology represents the fair value of the Komiko technology portfolio. The goodwill balance is primarily attributed to the expanded market opportunities when integrating Komiko’s technology with DiscoverOrg’s technology and the assembled workforce. The goodwill balance is expected to be deductible for U.S. income tax purposes. The pro forma revenue and earnings impact on the combined entity, had the acquisition date been January 1, 2018, was not material.
Pre-Acquisition ZI
On February 1, 2019, the Company, through a newly formed wholly owned subsidiary, Zebra Acquisition Corporation, acquired 100% of the stock of Zoom Information, Inc. (“Pre-Acquisition ZI”). Pre-Acquisition ZI was a provider of company and contact information to sales and marketing professionals. Pre-Acquisition ZI served over 8,000 customers and has operations in the U.S., Israel, and Russia. The acquisition qualifies as a business combination and will be accounted for as such.
The Company has included the financial results of Pre-Acquisition ZI in the consolidated financial statements from the date of acquisition. The Company incurred approximately $2.7 million of transactions costs related to this acquisition which are included in Restructuring and transaction related expenses in the Consolidated statements of operations.
The acquisition date fair value of the consideration paid by the Company for Pre-Acquisition ZI was $760.1 million, including cash acquired of $12.1 million, and was comprised of the following (in millions):

Cash consideration	$667.3
Liability for equity award settlement	25.2
Portion of replacement awards attributable to pre-acquisition service	27.9
Other purchase consideration liabilities	6.5
Deferred consideration	33.2
Total purchase consideration	$760.1
In accordance with the purchase agreement, the Company will pay deferred consideration of $25.0 million and $10.0 million on the first and second anniversary of the Pre-Acquisition ZI acquisition, respectively. The fair value of the deferred consideration payments was determined using a present value calculation. The following table summarizes the fair values of the assets acquired and liabilities assumed, as of the date of acquisition (in millions):

Cash, cash equivalents, and restricted cash	$12.1
Accounts receivable	22.1
Prepaid expenses and other assets	4.2
Property and equipment	6.3
Operating lease right-of-use Assets	28.6
Intangible assets	322.0
Accounts payable and other liabilities	(6.8)
Lease liabilities	(28.6)
Deferred tax liabilities	(80.1)
Unearned revenue	(34.5)
Total identifiable net assets acquired	245.3
Goodwill	514.8
Total consideration	$760.1
Deferred consideration	(33.2)
Cash acquired	(12.1)
Cash paid for acquisitions, net of cash acquired	$714.8

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Note 4 - Business Combinations (continued)
The excess of purchase consideration over the fair value of identifiable net tangible and intangible assets acquired was recorded as goodwill. The fair values assigned to tangible and identifiable intangible assets acquired and liabilities assumed are based on management’s estimates and assumptions given the currently available information.
The fair value of acquired unearned revenue was $34.5 million which differs from the unearned revenue recorded by Pre-Acquisition ZI immediately prior to the acquisition of $68.3 million. The acquired unearned revenue, net of the $33.8 million fair value adjustment, will be recognized as revenue over a period of approximately one year, which represents the period the related contracted services will be provided.
Additionally, the Company agreed with the sellers of Pre-Acquisition ZI to put a Cash Vesting Payment Program in place for employees that held non-vested options as of the acquisition date, after giving effect to the acquisition and any vesting that resulted from the acquisition. Under the Cash Vesting Payment Program, the Company agreed to make payments to employees in the amount of the value that they would have received, had their options been vested at the time of the acquisition. Payments will be made to employees that continue their employment with the Company through the vesting milestones defined in their Pre-Acquisition ZI option agreements, and can be accelerated in certain circumstances upon termination, if the employee is terminated without cause, as defined in the Cash Vesting Payment Agreement. Employees that terminate their employment in other circumstances will forfeit any future payments.
At the acquisition date, the potential value of future payments under the Cash Vesting Payment Program was $23.1 million to be paid to employees through 2022, assuming continued employment for each employee. The Company recognized $8.8 million of expense under the Cash Vesting Program for the year ended December 31, 2019. Based on the requirement for continued service, the cost related to payments under the Cash Vesting Payment Program, expense is recognized as compensation and reflected on the Statement of Operations in the same category as salary expense of the recipient.
The following table sets forth the components of identifiable intangible assets acquired and the estimated useful lives as of the date of acquisition (in millions):

	Fair Value	Weighted Average Useful Life
Brand portfolio	$33.0	Indefinite
Developed technology	116.0	5.8 years
Customer relationships	173.0	15.0 years
Total intangible assets	$322.0
Developed technology represents the fair value of the Pre-Acquisition ZI technology, including software and databases acquired. Customer relationships represent the fair values of the underlying relationships with Pre-Acquisition ZI customers. The goodwill balance is primarily attributed to the assembled workforce and the expanded market opportunities when integrating Pre-Acquisition ZI’s technology with DiscoverOrg’s technology. The goodwill balance is not expected to be deductible for U.S. income tax purposes.
The amounts of Pre-Acquisition ZI’s revenue and earnings included in the Company’s consolidated results of operations for the year ended December 31, 2019, cannot be determined as the operations of Pre-Acquisition ZI were rapidly integrated into the DiscoverOrg operations, and many existing customer contracts were modified or replaced subsequent to the acquisition with the new contracts containing subscriptions from both Pre-Acquisition ZI and DiscoverOrg as a result of subsequent sales activities.

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Note 4 - Business Combinations (continued)
The unaudited pro forma revenue and earnings of the combined entity had the acquisition date been January 1, 2018, are as follows:

	Revenue	Loss Before Income Taxes
Supplemental pro forma from January 1, 2019 to December 31, 2019	334.1	(48.0)
Supplemental pro forma from January 1, 2018 to December 31, 2018	205.6	(146.4)
The unaudited pro forma information above is adjusted for the amortization of unearned revenue fair value adjustments, acquired tangible and intangible assets, interest expense, and $9.2 million of transaction costs and bonuses incurred by the Company and Pre-Acquisition ZI as if the acquisition had occurred on January 1, 2018. This pro forma information is prepared for comparative purposes only and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined companies.
NeverBounce
In September 2018, DiscoverOrg acquired certain assets and assumed certain liabilities of Metrics Delivered LLC (“NeverBounce”), which provided email verification services under the NeverBounce trade name. The Company has included the financial results of NeverBounce in the consolidated financial statements from the date of acquisition. Transaction costs associated with the acquisition were $0.1 million and are included in General and administrative expense. The acquisition date fair value of the consideration transferred for NeverBounce was approximately $9.6 million, which was comprised of the following (in millions):

Cash	$8.5
Contingent Earnout Payments	1.1
Total Purchase Consideration	$9.6
The fair value of the contingent earnout payments was determined based on the Company’s probability-weighted estimate of future payments. Potential contingent payments may be as much as $2.0 million. As of December 31, 2019, contingent consideration of $0.4 million had been paid and remaining payments may be up to $1.6 million if all performance criteria are met.
The following table summarizes the fair values of the assets acquired and liabilities assumed, as of the date of acquisition (in millions):

Fixed assets	$0.1
Brand portfolio	0.2
Developed technology	2.3
Customer relationships	1.1
Accrued expenses & unearned revenue	(0.1)
Total identifiable net assets acquired	$3.6
Goodwill	6.0
Total consideration, net of cash acquired	$9.6
The excess of purchase consideration over the fair value of the net tangible and intangible assets acquired was recorded as goodwill. The fair values assigned to tangible and identifiable intangible assets acquired and liabilities

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Note 4 - Business Combinations (continued)
assumed are based on management’s estimates and assumptions. The following table sets forth the components of identifiable intangible assets acquired and the estimated useful lives as of the date of acquisition (in millions):

	Fair Value	Useful Life
Brand portfolio	$0.2	7 years
Developed technology	2.3	7 years
Customer relationships	1.1	5 years
Developed technology represents the fair value of the NeverBounce technology. Customer relationships represent the fair values of the underlying relationships with NeverBounce customers. The goodwill balance is primarily attributed to the assembled workforce and the expanded market opportunities when integrating NeverBounce’s technology with DiscoverOrg’s technology. The goodwill balance is expected to be deductible for U.S. income tax purposes.
Note 5 - Property and Equipment
The Company’s fixed assets consist of the following (in millions):

	December 31,	December 31,
	2019	2018
Computer equipment	$4.1	$1.9
Furniture and fixtures	4.8	1.2
Leasehold improvements	5.0	2.0
Internal use developed software	19.7	10.3
Construction in progress	0.9	—
	34.5	15.4
Less: accumulated depreciation	(11.2)	(5.8)
Property and equipment, net	$23.3	$9.6
Depreciation expense was $6.1 million and $2.6 million for the years ended December 31, 2019 and 2018, respectively.

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Note 6 - Goodwill and Acquired Intangible Assets
Intangible assets consisted of the following as of December 31, 2019 (in millions):

	Gross Carrying Amount	Accumulated Amortization	Net	Weighted Average Amortization Period in Years
Intangible assets subject to amortization:
Customer relationships	$268.6	$(34.5)	$234.1	15
Acquired technology	163.9	(62.5)	101.4	6
Brand portfolio	4.6	(2.5)	2.1	9.7
Net intangible assets subject to amortization	$437.1	$(99.5)	$337.6

Intangible assets not subject to amortization
Pre-Acquisition ZI brand portfolio			$33.0
Goodwill			$966.8
Amortization expense was $42.6 million for the year ended December 31, 2019.
The Company did not incur cost to renew or extend the term of acquired intangible assets during the years ending December 31, 2019 and 2018.
Future amortization expense for intangible assets as of December 31, 2019 is as follows (in millions):

Estimate Amortization Expense
For years ended December 31,
2020	$40.8
2021	$40.8
2022	$40.7
2023	$30.4
2024	$28.9
The following summarizes changes to the Company’s goodwill (in millions):

Balance at January 1, 2018	$439.7
Acquisition of NeverBounce	6.0
Balance at December 31, 2018	445.7
Acquisition of ZoomInfo	514.8
Acquisition of Komiko	6.3
Balance at December 31, 2019	$966.8

26

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Note 6 - Goodwill and Acquired Intangible Assets (continued)
Intangible assets consisted of the following as of December 31, 2018 (in millions):

	2018
	Gross Carrying Amount	Accumulated Amortization	Net	Weighted Average Amortization Period in Years
Intangible assets subject to amortization:
Customer relationships	$95.6	$(17.4)	$78.2	14.9
Acquired technology	45.4	(37.5)	7.9	3.9
Brand portfolio	4.6	(2.0)	2.6	9.7
Net intangible assets subject to amortization	$145.6	$(56.9)	$88.7

Intangible assets not subject to amortization
Goodwill			$445.7
Amortization expense was $14.7 million for the year ended December 31, 2018. A summary of estimated future amortization expense is as follows (in millions):

For the year ending December 31,	2019	$12.3
	2020	7.5
	2021	7.5
	2022	7.5
	2023	7.4
	Thereafter	46.5
		$88.7
Based on the results of the Company’s impairment assessment, the Company did not recognize any impairment of goodwill during the years ended December 31, 2019 and 2018.
Note 7 – Financing Arrangements
In conjunction with the acquisition of Pre-Acquisition ZI on February 1, 2019, DiscoverOrg raised $965 million of first lien debt (including a $100 million undrawn revolving credit facility), $370 million of second lien of second lien debt, and issued 51.8 million of Series A Preferred Units in exchange for $200.2 million, net of issuance costs. In addition to funding the purchase of Pre-Acquisition ZI, the proceeds were using to repay the Antares First Lien Term Loan, the Goldman Second Lien Term Loan, and the Subordinated Loan described below.
The first lien debt has a variable interest rate whereby the Company can elect to use a Base Rate or the London Interbank Offer Rate (“LIBOR”) plus an applicable rate. The applicable margin is 3.25% to 3.5% for Base Rate loans (depending on the Company’s leverage) or 4.25% or 4.5% for LIBOR Based Loans, depending on the Company’s leverage. The first lien borrowings are to be repaid quarterly in the amount of $2.2 million with the final payment due on February 1, 2026. The effective interest rate on the first lien debt was 7.5% for the year ended December 31, 2019. See Note 18 - Subsequent Events regarding a repricing of the first lien debt that occurred subsequent to year end.
Any outstanding borrowings under the revolving credit facility must be repaid by February 1, 2024. Immaterial debt issuance costs were incurred in connection with the entry into the revolving credit facility. These debt issuance costs are amortized into interest expense over the expected life of the arrangement. Unamortized debt issuance costs included in Deferred costs, net of current portion on the accompanying consolidated balance sheets were immaterial as of December 31, 2019.
The second lien debt has a variable interest rate whereby the Company can elect to use a Base Rate or LIBOR plus an applicable rate. The applicable rate is 7.5% for Base Rate loans or 8.5% for LIBOR Based Loans. The

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Note 7 - Financing Arrangements (continued)
second lien borrowings must be repaid on February 1, 2027. Under certain conditions, the Company will owe a prepayment penalty of 2% or 1%, if the Company repays the loans before February 1, 2020 or February 1, 2021, respectively. The effective interest rate on the second lien debt was 11.9% for the year ended December 31, 2019.
The first and second lien credit agreements are secured by substantially all the productive assets of the Company. The first and second lien credit agreement contains a number of covenants that restrict, subject to certain exceptions, the Company’s ability to, among other things:
•incur additional indebtedness;
•create or incur liens;
•engage in certain fundamental changes, including mergers or consolidations;
•sell or transfer assets;
•pay dividends and distributions on our subsidiaries’ capital stock;
•make acquisitions, investments, loans or advances;
•engage in certain transactions with affiliates; and
•enter into negative pledge clauses and clauses restricting subsidiary distributions.
If the Company draws more than 35% of the revolving credit loan, the revolving credit loan is subject to a springing financial covenant pursuant to which the consolidated first lien net leverage ratio must not exceed 7.65 to 1.00. The credit agreements also contains certain customary affirmative covenants and events of default, including a change of control. If an event of default occurs, the lenders under the credit agreements will be entitled to take various actions, including the acceleration of amounts due under the credit agreements and all actions permitted to be taken by a secured creditor.
The Series A Preferred Units have preference with respect to cash flows generated by DiscoverOrg and will receive proceeds from future distributions on a preferential basis for the value of the preferred plus accrued but unpaid interest at an annual rate of 15%.
As of December 31, 2019 and 2018, the carrying values of the Company’s borrowings were as follows (in millions):

Instrument	Date of Issuance	Maturity Date	Elected Interest Rate	Carrying value as of December 31, 2019	Carrying value as of December 31, 2018
First Lien Term Loan	February 2019	February 2026	LIBOR + 4.5%	$841.6	$—
First Lien Revolver	February 2019	February 2024	n/a	—	—
Second Lien Term Loan	February 2019	February 2027	LIBOR + 8.5%	361.7	—
Antares First Lien Term Loan	August 2017	August 2023	LIBOR + 4.5%	—	368.6
Goldman Second Lien Term Loan	February 2016	February 2024	LIBOR + 8.5%	—	147.4
Subordinated Term Loan	September 2017	September 2024	LIBOR + 12.5%	—	117.7
Total Carrying Value of Debt				$1,203.3	$633.7
less current portion				(8.7)	(1.9)
Total Long Term Debt				$1,194.6	$631.8

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Note 7 - Financing Arrangements (continued)
The expected future principal payments for all borrowings as of December 31, 2019 is as follows (in millions):

		Contractual Maturity	Discounts and Issuance Costs	As Presented
For the year ended December 31,	2020	$8.7	$(5.3)	$3.4
	2021	8.7	(5.8)	2.9
	2022	8.7	(6.3)	2.4
	2023	8.7	(3.8)	4.9
	2024	8.7	(3.8)	4.9
	Thereafter	1,185.0	(0.2)	1,184.8
		$1,228.5	$(25.2)	$1,203.3
Antares First Lien Term Loan
In August 2017, the Company entered into a $330 million senior term loan with Antares that matures in August 2023. In March 2018, the Company executed an amendment to the term loan and issued an additional $47.7 million of First Lien Term Loan debt. The interest rate is based on LIBOR or a defined Base Rate plus an applicable rate ranging from 4.25% to 4.5%, depending on the leverage ratio. The Base Rate is the higher of prime or the Federal Funds Rate plus 0.5%. The term loan is collateralized by all assets of the Company. As of December 31, 2018, there was $373.2 million outstanding on this term loan. The loan was issued with a $2.5 million original issue discount (“OID”), which is amortized to interest expense using the effective interest method. The Company incurred $3.2 million in debt issuance costs upon issuance of the debt. Debt issuance costs are deferred and amortized as interest expense using the effective interest method.
The credit agreement requires the Company to make certain payments on the outstanding loan balances if it has generated excess cash flows as defined by the credit agreement, beginning the year ended December 31, 2020.
Goldman Second Lien Term Loan
In February 2016, the Company entered into a $55.0 million second lien term loan agreement with Goldman Sachs. In August 2017 and March 2018, the facility was increased by $75.0 million and $19.8 million, respectively. The interest rate is based on LIBOR plus an applicable margin of 8.5% or a defined Base Rate plus an applicable rate ranging from 8.3% to 8.5%, depending on the leverage ratio. The Base Rate is the higher of prime or the Federal Funds Rate plus 0.5%. The term loan is collateralized by all assets of the Company. As of December 31, 2018, there was $149.8 million outstanding on this term loan. The loan was issued with a $1.0 million original issue discount (“OID”), which is amortized to interest expense using the effective interest method. The Company incurred $1.8 million in debt issuance costs upon issuance of the debt. Debt issuance costs are deferred and amortized as interest expense using the effective interest method.
Subordinated Loan
In September 2017, the Company entered into a $100 million senior subordinated loan. The interest rate is based on the LIBOR plus an applicable margin of 12.5%. The interest is payable in kind (PIK) and increases the outstanding principal amount on each interest payment date. As of December 31, 2018, there was $120.2 million in principal and interest outstanding on this loan, respectively. The Company incurred $3.2 million in debt issuance costs upon issuance of the debt. Debt issuance costs are deferred and amortized as interest expense using the effective interest method.
Note 8 - Derivatives and Hedging Activities
Hedge Accounting and Hedging Programs
The Company is exposed to changes in interest rates, primarily relating to changes in interest rates as a result of the term loans, which have variable interest rates. Consequently, from time to time, the Company may use interest

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Note 8 - Derivatives and Hedging Activities (continued)
rate swaps or other financial instruments to manage the exposure to interest rate movements. The Company does not enter into derivative transactions for speculative or trading purposes.
The Company recognizes derivative instruments and hedging activities on a gross basis as either assets or liabilities on the condensed consolidated balance sheets and measure them at fair value. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the earnings effect of the hedged forecasted transactions in a cash flow hedge. To receive hedge accounting treatment, all hedging relationships are formally documented at the inception of the hedge, and the hedges must be highly effective in offsetting changes to future cash flows on hedged transactions.
In April 2019, the Company entered into two separate interest rate swap agreements effectively converting $350 million of floating rate debt under the first lien credit facility to fixed rate obligations. In April 2019, the Company also entered into a $500 million interest rate cap. These agreements have been designated and qualify as cash flow hedging instruments and, as such, changes in the fair value are recorded in accumulated other comprehensive income (loss) on the Company’s consolidated balance sheets to the extent the agreements are effective hedges.
As December 31, 2019, the Company had the following outstanding interest rate derivatives that were designated as cash flow hedges of interest rate risk:

Interest Rate Derivatives (Level 2)	Number of Instruments	Notional Aggregate Principal Amount	Interest Cap / Swap Rate	Maturity Date
Interest rate cap contract	One	$500.0	3.500%	April 30, 2024
Interest rate swap contracts	Two	$350.0	2.301%	April 29, 2022
The following table summarizes the fair value and presentation in the consolidated balance sheets for derivatives as of December 31, 2019 (in millions):

Unrealized Gains (Losses) Recognized in Other Comprehensive Income
Instrument	December 31, 2019
Accrued expenses and other current liabilities	$2.6
Other long-term liabilities	3.4
Accumulated other comprehensive loss	$6.0
In the period that the hedged item affects earnings, such as when interest payments are made on the Company’s variable-rate debt, the Company reclassifies the related gain or loss on the interest rate swap cash flow hedges to interest expense. The cash flows associated with the cash flow hedges are reported in Net cash provided by (used in) operating activities on our consolidated statements of cash flows.
Amounts reclassified from accumulated other comprehensive loss into earnings related to the Company’s derivative instruments designated as cash flow hedging instruments for each of the reporting periods was not material.
Note 9 - Fair Value Measurements
The Company measures assets and liabilities at fair value based on an expected exit price, which represents the amount that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidance on fair value measurements establishes a consistent framework for

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Note 9 - Fair Value Measurements (continued)
measuring fair value on either a recurring or nonrecurring basis whereby inputs, used in valuation techniques, are assigned a hierarchical level. The following are the hierarchical levels of inputs to measure fair value:
Level 1 - Observable inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities
Level 2 - Other inputs that are directly or indirectly observable in the marketplace
Level 3 - Unobservable inputs that are supported by little or no market activity, including the Company’s own assumptions in determining fair value
The inputs or methodology used for valuing financial assets and liabilities are not necessarily an indication of the risk associated with investing in them.
The company has elected to use the income approach to value the derivatives, using observable Level II market expectations at measurement date and standard valuation techniques to convert future amounts to a single present amount (discounted) reflecting current market expectations about those future amounts. Level II inputs for the derivative valuations are limited to quoted prices for similar assets or liabilities in active markets (specifically futures contracts) and inputs other than quoted prices that are observable for the asset or liability (specifically LIBOR cash and swap rates, implied volatility for options, caps and floors, basis swap adjustments, overnight indexed swap (“OIS”) short term rates and OIS swap rates, when applicable, and credit risk at commonly quoted intervals). Mid-market pricing is used as a practical expedient for most fair value measurements. Key inputs, including the cash rates for very short term, futures rates and swap rates beyond the derivative maturity are bootstrapped to provide spot rates at resets specified by each derivative (reset rates are then further adjusted by the basis swap, if necessary). Derivatives are discounted to present value at the measurement date at LIBOR rates unless they are fully collateralized. Fully collateralized derivatives are discounted to present value at the measurement date at OIS rates (short term OIS rates and long term OIS swap rates).
Inputs are collected from SuperDerivatives as of the close on the last day of the period. The valuation of the interest rate swaps also take into consideration estimates of our own, as well as counterparty’s, risk of non-performance under the contract.
We estimate the value of other long-lived assets that are recorded at fair value on a non-recurring basis based on a market valuation approach. We use prices and other relevant information generated primarily by recent market transactions involving similar or comparable assets, as well as our historical experience in divestitures, acquisitions and real estate transactions. Additionally, we may use a cost valuation approach to value long-lived assets when a market valuation approach is unavailable. Under this approach, we determine the cost to replace the service capacity of an asset, adjusted for physical and economic obsolescence. When available, we use valuation inputs from independent valuation experts, such as real estate appraisers and brokers, to corroborate our estimates of fair value. Real estate appraisers’ and brokers’ valuations are typically developed using one or more valuation techniques including market, income and replacement cost approaches. Because these valuations contain unobservable inputs, we classified the measurement of fair value of long-lived assets as Level 3.
Assets and Liabilities Measured at Fair Value
Following are the disclosures related to our assets and (liabilities) that are measured at fair value (in millions):

Fair Value at December 31, 2019	Level 1	Level 2	Level 3
Measured on a recurring basis:
Derivative contract, net	$—	$(6.0)	$—

Measured on a non-recurring basis:
Impaired right-of-use assets	$—	$—	$1.4

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Note 9 - Fair Value Measurements (continued)

Fair Value at December 31, 2018	Level 1	Level 2	Level 3
Measured on a recurring basis:
	$—	$—	$—

Measured on a non-recurring basis:
	$—	$—	$—
See Note 4 – Business Combinations for details regarding the Company’s business combination accounted for initially at fair value. See Note 8 - Derivatives and Hedging Activities for details regarding the Company’s derivative contracts.
Note 10 - Commitments and Contingencies
Sales and use tax - The Company has conducted an assessment of sales and use tax exposure in states where the Company has established nexus. Based on this assessment, the Company has recorded a liability for taxes owed and related penalties and interest in the amount of $2.1 million and $1.4 million at December 31, 2019 and 2018, respectively. This liability is included in accrued expenses and other current liabilities in our consolidated balance sheets.
Contingent earnout payments - The Company is contingently committed to making additional payments of up to $1.6 million and $4.0 million as part of the acquisition of NeverBounce and Komiko, respectively. Refer to Note 4 - Business Combinations.
Deferred acquisition related payments - In accordance with the purchase agreement, the Company will pay deferred consideration of $25.0 million and $10.0 million on the first and second anniversary of the Pre-Acquisition ZI acquisition, respectively. Refer to Note 4 - Business Combinations.
Series A Preferred Units - The Company has issued Series A Preferred Units which accrue cumulative liquidation preferences. Refer to Note 13 - Redeemable Series A Preferred Units.

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Note 11 - Leases
The Company adopted Topic 842, Leases, on January 1, 2019, using the modified retrospective method and the optional transition method to record the adoption impact through a cumulative adjustment to equity. Results for reporting periods beginning after January 1, 2019, are presented under Topic 842, while prior periods are not adjusted and continue to be reported under the accounting standards in effect for those periods. The Company determines if an arrangement is a lease or contains a lease at inception. Operating lease liabilities are recognized based on the present value of the remaining lease payments, discounted using the discount rate for the lease at the commencement date. As the rate implicit in the lease is not readily determinable for the operating leases, the Company generally uses an incremental borrowing rate based on information available at the commencement date to determine the present value of future lease payments. The Company’s leases have remaining lease terms of up to eleven years, some of which include options to extend the leases for up to five years, and some of which include options to terminate the leases at the end of the fifth year. The Company’s leases do not have significant rent escalation, holidays, concessions, material residual value guarantees, material restrictive covenants or contingent rent provisions.
The Company leases include both lease (e.g., fixed payments including rent, taxes, and insurance costs) and non-lease components (e.g., common-area or other maintenance costs) which are accounted for as a single lease component as the Company has elected the practical expedient to group lease and non-lease components for all real estate leases. In addition, the Company has elected the practical expedient to exclude short-term leases, which have an original lease term of less than one year, from the right-of-use assets and lease liabilities as well as the package of practical expedients relating to adoption of Topic 842. Operating lease costs, including variable lease payments and sublease income that were immaterial for the year ended December 31, 2019, are included in operating costs within the Consolidated Statements of Operations.
The Company also has subleases of former corporate offices. Subleases have remaining lease terms of one to six years. Sublease income, which is recorded in rent expense, net, was immaterial for the Year ended December 31, 2019, and 2018. The following are additional details related to leases recorded on our balance sheet as of December 31, 2019 (in millions):

Leases	Classification	Balance at December 31, 2019
Assets
Operating lease right-of-use assets, net	Operating lease assets	$36.8

Liabilities
Current portion of operating lease liabilities	Operating lease assets	$4.0
Operating lease liabilities, net of current portion	Operating lease assets	$40.7
Rent expense was $6.5 million and $1.9 million for the years ended December 31, 2019, and 2018, respectively.
Other information related to leases was as follows:

Supplemental Cash Flow Information (in millions)	Year ended December 31, 2019
Cash paid for amounts included in the measurement of operating lease liabilities	$3.4

Lease liabilities arising from obtaining right-of-use assets(1)
From Zoom Information, Inc. acquisition	$28.6
Other	$3.8
__________________
(1)Excludes lease liabilities arising from the adoption of Topic 842. Refer to Note 2.

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Note 11 - Leases (continued)

Year ended December 31, 2019
Weighted Average Remaining Lease Term (in years)	8.6

Weighted Average Discount Rate	6.3%

The table below reconciles the undiscounted future minimum lease payments under non-cancellable leases to the total lease liabilities recognized on the condensed consolidated balance sheets as of December 31, 2019 (in millions):

Year Ending December 31,	Operating Leases
2020	$6.7
2021	7.5
2022	7.6
2023	7.2
2024	6.8
Thereafter	22.7
Total future minimum lease payments	$58.5
less effects of discounting	13.8
Total lease liabilities	$44.7
Future minimum rental payments under the Company’s non-cancellable operating leases as of December 31, 2018, were as follows (in millions)(1):

	Contractual Payments Due	Expected Sub-Lease Payments	Net Expected Commitments
2019	$2.1	$(0.2)	$1.9
2020	2.0	(0.4)	1.6
2021	2.2	(0.5)	1.7
2022	2.2	(0.5)	1.7
2023	2.3	(0.6)	1.7
Thereafter	5.0	(1.5)	3.5
	$15.8	$(3.7)	$12.1
__________________
(1)Amounts are based on ASC 840, Leases that were superseded upon the Company’s adoption of ASC 842, Leases on January 1, 2019
Expense associated with short term leases and variable lease costs were immaterial for the Year ended December 31, 2019. The expense related to short-term leases reasonably reflects the Company’s short-term lease commitments.
Note 12 - Members’ Deficit
In March 2018, certain members of the Company sold membership interests to private equity funds managed by Carlyle Partners (“Carlyle Investment”) and entered into the Third Amended and Restated Limited Liability Company Agreement (the “3rd LLC Agreement”). The 3rd LLC Agreement establishes different classes of membership units and the rights and economics related to each. All existing units of the Company were converted at the time of the Carlyle Investment to new Common and Preferred units equal to an initial investment level of one dollar per unit. Class P units were reserved for use in equity incentive programs for employees, directors, and service providers.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83

Note 12 - Members' Deficit (continued)
Class P units were subsequently granted to employees and directors directly in DiscoverOrg Holdings, LLC and through DiscoverOrg Management Holdings, LLC, which was granted units and subsequently granted units to employees. See Note 15 - Equity-Based Compensation for additional detail with respect to granted units.
Distributions to members are generally to be made in priority order, first to Series A Preferred Units up to the accrued yield of such units, then to Series A Preferred Units up to the initial investment level, then to Preferred Units up to the initial investment level, then to Common Units up to the initial investment level, and then on a ratable basis to all units, with Class P Units participating in distributions once other units have achieved a specified Return Threshold.
As of December 31, 2019, there were 96.0 million Preferred Units outstanding, 244.1 million Common Units outstanding, and 17.2 million Class P Units outstanding. As of December 31, 2018, there were 96.0 million Preferred Units outstanding, 246.0 million Common Units outstanding, and 5.7 million Class P Units outstanding. Prior to the Carlyle Investment, the Company operated under the Amended and Restated Limited Liability Company Agreement (the “Prior LLC Agreement”).
The Company has an outstanding payable as of December 31, 2019 of $0.7 million to a predecessor entity that is a current member.
Note 13 - Redeemable Series A Preferred Units
On February 1, 2019, and in connection with the ZoomInfo acquisition (see Note 4 – Business Combinations), the Company issued 51.8 million Series A Preferred Units in exchange for $200.2 million, net of $0.6 million in issuance costs. As of December 31, 2019, 51.8 million units remained outstanding.
Distributions on the Series A Preferred Units are payable on the initial liquidation preference amount of $4 per unit and on a cumulative basis at a priority return rate of 15% per annum, compounded semi-annually, until January 31, 2027, after which the priority return rate will increase in stages to a maximum of 17% per annum. Subject to certain exceptions, unless distributions on the Series A Preferred Units are declared and paid in cash for the then current distribution period and all preceding periods after the initial closing, the Company may not declare or pay distributions on or repurchase any of its equity securities with a priority equal with or junior to the Series A Preferred Units.
Following a change of control or liquidation event, the Company would be required to redeem the then current outstanding Series A Preferred Units at a redemption price equal to the liquidation preference plus all accumulated but unpaid distributions (collectively, the “liquidation value”). Due to these mandatory redemption features that are not entirely within the control of the Company and may not be associated with a final liquidation or termination of the Company, we have classified the Series Preferred A Units as a separate class of equity (i.e., mezzanine equity) in our consolidated balance sheet for December 31, 2019. The Company will adjust the carrying balance once it is probable that the Series A Preferred Units will become redeemable.
The Company may, at its option, redeem the Series A Preferred Units in whole, or in part, at a price based on the redemption date as compared to January 31, 2021 (the “First Call Date”).

Applicable Period	Redemption Price
Prior to the First Call Date	Present value as of the redemption date of liquidation value as of First Call Date multiplied by 104%
On or after the First Call Date and prior to the first anniversary of the First Call Date	Liquidation value as of the redemption date multiplied by 104%
On or after the first anniversary of the First Call Date and prior to the second anniversary of the First Call Date	Liquidation value as of the redemption date multiplied by 102%
On or after the second anniversary of the First Call Date	Liquidation value as of the redemption date

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83

Note 13 - Redeemable Series A Preferred Units (continued)
As of December 31, 2019, the total minimum committed cumulative liquidation preference due upon an immediate redemption was $282.5 million.
Note 14 - Employee Retirement Benefits
The Company has a 401(k) plan that all eligible employees can contribute pre-tax and after-tax (Roth) to up to the maximum annual amount established by the Internal Revenue Code. The Company matches 35% of the employee's contribution to the 401(k) plan up to the first 6% of their contribution. Matching contributions made by the Company were approximately $1.4 million and $0.6 million for the years ended December 31, 2019, and 2018, respectively. Matching contributions will be fully vested after three years of service. Employee contributions are 100% vested immediately. The acquisition of Zoom Information, Inc. contributed to the increase in the Company's matching contribution in 2019.
Note 15 - Equity-Based Compensation
Class P Incentive Units - Class P units under the Company’s current LLC Agreement and the Class C units under the Company’s Prior LLC Agreement that converted to Common Units (collectively with Management Holdings Class P Units described below, the “Class P Incentive Units”) operate under employee incentive programs and are granted to employees and service providers as approved by the Board of Managers. In June 2019, the Company expanded its employee incentive program under a newly formed upper tier entity DiscoverOrg Management Holdings, LLC (“Management Holdings”) established to issue Class P units of Management Holdings to employees of the Company. Through this newly formed upper tier entity, Class P units of Management Holdings are issued to an employee and the Company issues a corresponding Class P unit to Management Holdings. The cancellation or forfeiture of any Management Holdings’ Class P units automatically results in a decrease in an equal number of the Company’s Class P units.
Class P Incentive Units are subject to a time-based vesting condition. The service vesting condition is generally over four years with 50% vesting on the two year anniversary of the vesting commencement date of the award, followed by 1/24th of the remaining 50% vesting monthly over two years. The fair value of each grant was estimated on the date of the award using a Black-Scholes option pricing model with the following assumption ranges and fair value per unit:

	Year Ended December 31,
	2019	2018
Risk free rate	1.58% - 2.49%	2.49% - 2.82%
Volatility of the underlying assets	38.4% - 41.9%	39.1% - 41.2%
Expected life	4 years	4 years
Marketability discount	(A)	29%
Fair value per common unit	$5.20 - $14.36	$4.00 - $5.20
__________________
(A)In June 2019, the Company began to apply a probability weighted expected return method, where equity values were calculated using an option pricing model under an IPO and non-IPO scenarios and each value was weighted based on estimated probability of occurrence. For common units, an estimated time until a liquidation event of 1.5 - 4.0 years and a marketability discount of 13% - 25% was used, depending on an IPO or non-IPO scenarios. As of December 31, 2019, an 80% weight was applied to an IPO scenario.
The Company estimated the future stock price volatility based on the volatility of a set of publicly traded comparable companies with a look back period consistent with the expected life. The expected life of the Class P units represents the period of time over which the units granted are expected to remain outstanding giving consideration to vesting schedules and forfeiture patterns. The risk-free rate is based on the rate for a U.S. government security with the same expected life at the time of grant. As of December 31, 2019 and December 31, 2018, the Company had recognized $11.1 million and $1.5 million as compensation cost in the Consolidated statement of operations, respectively, with an offset to Members’ Deficit. As of December 31, 2019, the amount of unamortized equity-based compensation related to the Incentive Units is $53.8 million.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83

Note 15 - Equity-Based Compensation (continued)
DOH Phantom Units - In June 2019, the Company adopted the ZoomInfo OpCo 2019 Phantom Unit Plan which is authorized to issue an aggregate of 7.5 million Phantom Units (as defined in the plan) (“DOH Phantom Units”). DOH Phantom Units generally are eligible to vest over four years with 50% vesting on the two year anniversary of the service requirement start date of the award, followed by 1/24th of the remaining 50% vesting monthly over two years. As of December 31, 2019 zero DOH Phantom Units had been granted under the plan.
HSKB Incentive Units - The founders of the Company previously contributed membership units into an upper tier entity, HSKB Funds, LLC (“HSKB”), which is controlled by the co-founder and CEO of the Company (“HSKB Manager”), and may allocate profits interests to employees of the Company (“HSKB Grants”). These awards are recorded in accordance with the measurement and recognition criteria of ASC 718 for awards made to non-employees. All HSKB Grants were issued with a performance vesting condition wherein the awards vest upon the cumulative change of more than 90% of the membership interests in the Company. In December 2019, the vesting and forfeiture terms of all HSKB Grants were modified to add an additional vesting condition, wherein 50% of an HSKB Grant will no longer be subject to forfeiture and will be eligible to vest on the later of September 1, 2020 or two years following the award grant date, and 1/24th of the remaining 50% will no longer be subject to forfeiture and be eligible to vest on the first day of each subsequent month. This additional vesting condition (but not the forfeiture) is conditioned upon the ability to exchange the units for common stock in the Company (or a newly formed holding company that owns an interest in the Company) after the consummation of an IPO. After the performance condition is deemed probable, the Company will recognize compensation cost under these awards on a straight-line basis in the same manner as if the Company had paid cash in lieu of awarding the HSKB Grants, per the requirements of ASC 718. This modification affected 142 grantees and resulted in an increase in unrecognized equity-based compensation cost related to the HSKB Grants of $88.4 million. As of the date of the HSKB Grants modification, the amount of unrecognized equity-based compensation related to the HSKB Grants is $166.4 million.
HSKB Phantom Units - In December 2019, HSKB adopted the HSKB Funds, LLC 2019 Phantom Unit Plan wherein HSKB may grant Phantom Units (“HSKB Phantom Units”) to employees of the Company. HSKB Phantom Units are recorded in accordance with the measurement and recognition criteria of ASC 718 for awards made to non-employees. HSKB Phantom Units represent the economic equivalent of one Common Unit in the Company and generally have the same vesting and forfeiture conditions as the modified HSKB Grants discussed above. Within 30 days of the later of the date upon which a Phantom Unit vests and the date that HSKB is capable of making an exchange of a corresponding Common Unit, HSKB shall settle the HSKB Phantom Unit in exchange for either (1) cash or (2) common stock in an IPO Entity as determined by the HSKB Manager (currently the CEO of the Company), in each case, equal to the fair market value of such Common Unit at the time of such exchange. As of December 31, 2019, the amount of unamortized equity-based compensation related to the HSKB Phantom Units is $5.0 million.
In 2018, in connection with the Carlyle Investment described above, holders of HSKB Grants received $21.8 million in cash distributions. In addition, HSKB allocated $31.3 million to be paid over three years from 2019 to 2021 if the holder of the HSKB grant remains employed by the Company as of the payment date. The Company recognizes compensation cost associated with this commitment as it is earned over time, or paid, whichever is sooner. As of December 31, 2019 and December 31, 2018, the Company had recognized $14.0 million and $31.2 million as compensation cost in the Consolidated statement of operations, respectively, with an offset to Members’ Deficit. In March 2019, HSKB distributed $14.8 million towards the outstanding commitment.
In connection with the Carlyle Investment transaction, accelerated vesting was triggered on all non-vested units and they were converted to new Common and Preferred units. The Company recognized $0.3 million compensation expense in connection with this accelerated vesting event. On March 12, 2018, a total of 82,735 non-vested Class C units held by employees were converted into 1,745,723 Common units subject to time-vesting conditions, of which 1,304,043 were fully vested upon conversion and 441,681 were not vested.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83

Note 15 - Equity-Based Compensation (continued)
The number and weighted-average grant date fair value for Common Units and Class P Incentive Units for key activities are as follows:

	Common Units		Class P Units
	Units	Weighted Avg Grant Date Fair Value/Unit	Units	Weighted Avg Grant Date Fair Value/Unit
Non-vested units at December 31, 2018	441,681	$0.43	5,716,467	$1.72
Granted	—	$—	13,310,663	$4.10
Vested	(118,867)	$0.22	(280,563)	$4.22
Forfeited/Canceled	(93,995)	$0.17	(1,852,964)	$2.08
Non-vested units at December 31, 2019 (1)	228,819	$1.72	16,893,603	$3.52
__________________
(1)During the year 24,872 units were modified when non-vested units were permitted to be retained by a separating employee without vesting or forfeiting as per the terms of the original agreement. The fair value of these Common units at the time of the modification was $10.48 per unit.
The following table summarizes equity-based compensation expense related to all employee incentive unit awards including Class P Incentive Units, DOH Phantom Units, HSKB Grants, and HSKB Phantom Units (in millions):

	Year Ended December 31,
	2019	2018
Cost of service and Operating expenses include equity-based compensation expenses as follows:
Cost of service	$4.0	$8.3
Sales and marketing	11.2	15.8
Research and development	4.7	1.1
General and administrative	5.2	7.5
Total equity-based compensation expense	$25.1	$32.7
Note 16 - Segment and Geographic Data
The Company operates as one operating segment. The Company’s chief operating decision maker (“CODM”) is its chief executive officer, who reviews financial information for purposes of making operating decisions, assessing financial performance and allocating resources. The Company’s CODM evaluates financial information on a consolidated basis. As the Company operates as one operating segment, all required segment financial information is found in the condensed consolidated financial statements.
Long-lived assets by geographical region are based on the location of the legal entity that owns the assets. As of December 31, 2019 and 2018, no significant long-lived assets were held by entities outside of the U.S.
Revenue by geographical region is determined by location of the Company’s customers. Revenue from customers outside of the U.S. was approximately 9% and 7% of total revenue for the years ended December 31, 2019, and 2018, respectively. Revenue by geographic region is as follows (in millions):

	Year Ended December 31,
	2019	2018
United States	$267.3	$134.9
Rest of world	26.0	9.4
	$293.3	$144.3

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Note 17 - Income Tax Provision
The provision for income taxes is based on the effective annual tax rate for each fiscal year. The provision includes anticipated current year income taxes payable and the tax effect of anticipated differences between the financial reporting and tax basis of assets and liabilities.
The benefit from income taxes for the years ended December 31, 2019 and 2018 consists of the following (in millions):

	Year Ended December 31,
	2019	2018
Current tax provision
Federal	$—	$—
State	$0.5	$0.1
Foreign	0.2	—
	$0.7	$0.1

Deferred tax provision
Federal	$(5.0)	$(2.0)
State	(2.2)	(1.0)
	$(7.2)	$(3.0)

Expense (benefit) from income taxes	$(6.5)	$(2.9)
The Company is comprised of nontaxable partnerships and two C corporation subsidiaries. RKSI Acquisition Corporation, a C corporation, was subject to income tax as of December 31, 2019 and 2018.
The federal statutory rate was 21% for the years ended December 31, 2019 and 2018. Differences between the statutory rate and the effective tax rate arise as a result of the nondeductible expenses.
On October 1, 2018 and March 15, 2019, the Company's C corporation subsidiary executed nontaxable contributions of all operations including its deferred tax items, in exchange for a noncontrolling interest in, DiscoverOrg Data LLC. DiscoverOrg Data LLC, is treated as a partnership for U.S. federal and most applicable state and local income tax purposes. As a partnership, DiscoverOrg Data LLC is not directly subject to U.S. federal and certain state and local taxes. Any taxable income or loss generated by DiscoverOrg Data LLC is passed through to and included in the taxable income or loss of its partners, including the Company's C corporation subsidiary following the Business Combination.
For the years ended December 31, 2019 and 2018, the effective income tax rate differs from the federal statutory income tax rate as explained below:

	Year Ended December 31,
	2019	2018
U.S. federal statutory income tax rate	21.0%	21.0%
State and local income taxes, net of federal benefit	1.6%	5.8%
Nontaxable partnerships	(14.8)%	(17.4)%
Other	0.5%	(0.3)%
Valuation allowance	(0.6)%	—%
Effective income tax rate	7.7%	9.1%

39

Note 17 - Income Tax Provision (continued)
The Company uses the assets and liabilities method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets are also recognized for the future benefit of operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be recovered or settled. As of December 31, 2019 and 2018, net deferred tax liability in the accompanying balance sheet included the following components (in millions):

	Year Ended December 31,
	2019	2018
Deferred tax assets
Net operating loss carryforwards	$4.9	$1.3
Interest expense carryforward	7.2	0.9
Credit carryforwards	1.3	—
Other	—	—
Total deferred tax assets	$13.4	$2.2

Deferred tax liabilities
Investment in DiscoverOrg Data LLC	94.0	12.4
Total deferred tax liabilities	94.0	12.4

Less valuation allowance	2.2	—
Net deferred tax liability	$82.8	$10.2
Deferred tax assets are recognized to the extent management believes, based on available evidence, that it is more likely than not that they will be realized. Certain acquired state net operating losses and credits are unlikely to be realized and require a valuation allowance at December 31, 2019.
At December 31, 2019, the Company's C corporation subsidiary has an available federal net operating loss (NOL) carryforward of approximately $13.5 million. The Company's C corporation subsidiary also had various state net operating loss carryforwards totaling $34.6 million. Unless utilized, the state carryforwards begin to expire in 2026. At December 31, 2019, the Company has federal and state research and development credit carryforwards of approximately $0.4 million and $1.1 million, respectively. Unless utilized, these carryforwards begin expiring in 2027 and 2021.
Utilization of net operating losses, credit carryforwards, and certain deductions may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The tax benefits related to future utilization of federal and state net operating losses, tax credit carryforwards, and other deferred tax assets may be limited or lost if cumulative changes in ownership exceeds 50% within any three-year period. Additional limitations on the use of these tax attributes could occur in the event of possible disputes arising in examinations from various taxing authorities.
There were no interest and penalties accrued for the years ended December 31, 2019 or 2018. The Company has assessed its tax positions taken and concluded there are no significant uncertain tax positions. The Company has no unrecognized tax benefits as of December 31, 2019 or 2018, that, if recognized, would affect the annual effective tax rate.
The Company files returns with the Internal Revenue Service and multiple state jurisdictions, which are subject to examination by the taxing authorities for years 2015 and later. Should the Company's C corporation subsidiary utilize any of its U.S. or state loss carryforwards, their carryforward losses, which date back to 2014, would be subject to examination.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83

Note 18 - Subsequent Events
The Company has evaluated subsequent events through February 26, 2020, which is the date the consolidated financial statements were available to be issued.
On February 19, 2020, the Company completed a repricing of its First Lien Term Loan Facility in order to take advantage of currently available lower interest rates. The repricing decreases the interest rate by 50 basis points to LIBOR plus 4.00% per annum. The Company’s interest rate swap agreements are unaffected by this repricing and effectively fix the interest rate on the portion of the First Lien Term Loan Facility hedged by the interest rate swaps at 6.301%. The transaction did not include additional borrowings, and the maturity date of the financing arrangement remains unchanged.
In connection with preparing for an initial public offering, the Company’s Board of Managers approved a four—for—one reverse unit split of the Company’s Series A Preferred Units, Preferred Units, Common Units and Class P Units. The reverse unit split became effective on May 20, 2020. In addition, all unit counts are now presented as exact units instead of in thousands of units. All unit and per unit amounts in the financial statements and notes 7, 12, 13, and 15 have been retroactively adjusted to give effect to the reverse unit split.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83

ZoomInfo Technologies Inc.
Consolidated Balance Sheets

($ in millions)

	June 30,	December 31,
	2020	2019
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$259.1	$41.4
Restricted cash	1.1	1.1
Accounts receivable	89.4	86.9
Prepaid expenses and other current assets	8.7	8.3
Deferred costs	10.3	6.6
Income tax receivable	4.1	3.9
Total current assets	372.7	148.2

Property and equipment, net	27.1	23.3
Operating lease right-of-use assets, net	35.0	36.8

Other assets:
Intangible assets, net	350.2	370.6
Goodwill	966.8	966.8
Deferred tax assets	211.9	—
Deferred costs, net of current portion	17.9	16.2
Total assets	1,981.6	1,561.9

Liabilities, Temporary, and Permanent Equity (Deficit)
Current liabilities:
Accounts payable	9.9	7.9
Accrued expenses and other current liabilities	47.0	62.2
Unearned revenue, current portion	171.0	157.7
Income taxes payable	5.8	0.5
Related party payable	—	0.7
Current portion of operating lease liabilities	4.0	4.0
Current portion of long-term debt	—	8.7
Total current liabilities	237.7	241.7

Unearned revenue, net of current portion	1.1	1.4
Tax receivable agreements liability, net of current portion	109.4	—
Operating lease liabilities, net of current portion	38.3	40.7
Long-term debt, net of current portion	743.7	1,194.6
Deferred tax liabilities	0.2	82.8
Other long-term liabilities	5.7	14.3
Total liabilities	1,136.1	1,575.5

Series A Preferred Units	—	200.2
Commitments, Contingencies, and Guarantees (Note 10)

Permanent Equity (Deficit)
Members' equity (deficit)	—	(207.8)
Class A common stock, par value $0.01	0.5	—
Class B common stock, par value $0.01	2.4	—
Class C common stock, par value $0.01	1.0	—
Additional paid-in capital	406.9	—
Accumulated other comprehensive income (loss)	(2.8)	(6.0)
Retained Earnings	(20.4)	—
Noncontrolling interests	457.9	—
Total equity (deficit)	845.5	(213.8)

Total liabilities, temporary, and permanent equity (deficit)	$1,981.6	$1,561.9

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83

ZoomInfo Technologies Inc.
Consolidated Statements of Operations (unaudited)

($ in millions, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Revenue	$110.9	$68.5	$213.1	$123.1

Cost of service:
Cost of service(2)	28.2	10.2	43.0	19.3
Amortization of acquired technology	5.6	7.4	11.2	13.0
Gross profit	77.1	50.9	158.9	90.8

Operating expenses:
Sales and marketing(2)	59.5	20.5	93.6	38.8
Research and development(2)	16.4	8.9	26.3	14.1
General and administrative(2)	18.2	10.1	28.2	16.8
Amortization of other acquired intangibles	4.7	4.6	9.3	8.3
Restructuring and transaction related expenses	9.5	1.2	12.4	9.0
Total operating expenses	108.3	45.3	169.8	87.0
Income (loss) from operations	(31.2)	5.6	(10.9)	3.8

Interest expense, net	$25.1	26.9	49.6	50.4
Loss on debt extinguishment	12.7	—	14.9	18.2
Other (income) expense, net	0.1	—	—	—
Income (loss) before income taxes	(69.1)	(21.3)	(75.4)	(64.8)
Benefit from income taxes	12.9	1.4	13.3	4.7
Net income (loss)	(56.2)	(19.9)	(62.1)	(60.1)
Less: Net income (loss) attributable to ZoomInfo OpCo prior to the Reorganization Transactions	0.8	(19.9)	(5.1)	(60.1)
Less: Net income (loss) attributable to noncontrolling interests	(36.6)	—	(36.6)	—
Net income (loss) attributable to ZoomInfo Technologies Inc.	$(20.4)	$—	$(20.4)	$—

Net income (loss) per share of Class A and Class C common stock:
Basic	$(0.21)	N/A	$(0.21)	N/A
Diluted	$(0.22)	N/A	$(0.22)	N/A
________________
(1)Basic and diluted net income (loss) per share of Class A and Class C common stock is applicable only for the period from June 4, 2020 through June 30, 2020, which is the period following the initial public offering (“IPO”) and related Reorganization Transactions (as defined in Note 1 to the Unaudited Consolidated Financial Statements). See Note 12 for the number of shares used in the computation of net income (loss) per share of Class A and Class C common stock and the basis for the computation of net income (loss) per share.
(2)Amounts include equity-based compensation expense, as follows:

Cost of service	$15.3	$0.7	$17.0	$1.9
Sales and marketing	32.0	1.4	38.4	4.1
Research and development	8.5	2.6	10.1	2.9
General and administrative	8.7	1.3	10.3	2.7
Total equity-based compensation expense	$64.5	$6.0	$75.8	$11.6

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83

ZoomInfo Technologies Inc.
Consolidated Statements of Comprehensive Loss (unaudited)

($ in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net income (loss)	$(56.2)	$(19.9)	$(62.1)	$(60.1)
Other comprehensive income (loss), net of tax
Unrealized gain (loss) on cash flow hedges	(2.1)	(5.9)	(9.6)	(5.9)
Realized loss (gain) on settlement of cash flow hedges	1.5	—	2.3	—
Amortization of deferred losses related to the dedesignated Interest Rate Swap	3.0	—	3.0	—
Other comprehensive income (loss)	2.4	(5.9)	(4.3)	(5.9)
Comprehensive income (loss)	$(53.8)	$(25.8)	$(66.4)	$(66.0)
Less: Net income attributable to ZoomInfo OpCo prior to the Reorganization Transactions	(0.2)	(25.8)	(12.8)	(66.0)
Less: Comprehensive income (loss) attributable to noncontrolling interests	$(34.3)	$—	$(34.3)	$—
Comprehensive income (loss) attributable to ZoomInfo Technologies Inc.	$(19.3)	$—	$(19.3)	$—

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83

ZoomInfo Technologies Inc.
Consolidated Statements of Changes in Equity (Deficit)

(in millions, except share data; unaudited)

	ZoomInfo Holdings LLC (Prior to Reorganization Transactions)	ZoomInfo Technologies Inc. Stockholders' Equity
	Members' Deficit	Class A Shares	Class B Shares	Class C Shares	Class A Amount	Class B Amount	Class C Amount	Additional paid-in capital	Retained Earnings	AOCI	Noncontrolling interests	Total Equity
Balance, December 31, 2019	$(207.8)	—	—	—	$—	$—	$—	$—	$—	$(6.0)	$—	$(213.8)
Net income (loss)	(5.9)	—	—	—	—	—	—	—	—	—	—	(5.9)
Member distributions	(5.0)	—	—	—	—	—	—	—	—	—	—	(5.0)
Other comprehensive income	—	—	—	—	—	—	—	—	—	(6.7)	—	(6.7)
Equity-based compensation	11.3	—	—	—	—	—	—	—	—	—	—	11.3
Balance at March 31, 2020	(207.4)	—	—	—	—	—	—	—	—	(12.7)	—	(220.1)

Net income (loss) prior to Reorganization Transactions	0.8	—	—	—	—	—	—	—	—	—	—	0.8
Other comprehensive loss prior to Reorganization Transactions and IPO	—	—	—	—	—	—	—	—	—	(1.0)	—	(1.0)
Member distributions prior to Reorganization Transactions	(1.8)	—	—	—	—	—	—	—	—	—	—	(1.8)
Equity-based compensation prior to Reorganization Transactions	4.5	—	—	—	—	—	—	—	—	—	—	4.5
Impacts of Reorganization Transactions and IPO
Initial effect of the Reorganization Transactions and IPO on noncontrolling interests	203.9	—	242,414,027	98,381,656		2.4	1.0	(628.1)	—	8.4	412.4	—
Issuance of Class A common stock in IPO, net of costs	—	48,528,783	—	—	0.5	—	—	1,016.1	—	—	—	1,016.6
Purchases of ZoomInfo OpCo units in connection with IPO	—	2,370,948	(2,370,948)	—	—	—	—	(47.2)	—	—	—	(47.2)
Purchases of Class C units in connection with IPO	—	275,269	—	(275,269)	—	—	—	(5.5)	—	—	—	(5.5)
Opco Units exchanged into Class A shares	—	878,984	(878,984)	—	—	—	—	—	—	—	—	—
Forfeitures / cancellations	—	(59,693)	(10,882)	—	—	—	—	—	—	—	—	—
Series A Preferred Unit redemption accretion	—	—	—	—	—	—	—	(74.0)	—	—	—	(74.0)
Increase in deferred tax asset from step-up in tax basis under TRA related to unit exchanges	—	—	—	—	—	—	—	122.5	—	1.4	42.9	166.8
Net income subsequent to Reorganization Transactions	—	—	—	—	—	—	—	—	(20.4)	—	(36.6)	(57.0)
Other comprehensive loss subsequent to Reorganization Transactions and IPO	—	—	—	—	—	—	—	—	—	1.1	2.3	3.4
Equity-based compensation subsequent to Reorganization Transactions	—	—	—	—	—	—	—	23.1	—	—	36.9	60.0
Balance at June 30, 2020	$—	51,994,291	239,153,213	98,106,387	$0.5	$2.4	$1.0	$406.9	$(20.4)	$(2.8)	$457.9	$845.5

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ZoomInfo Technologies Inc.
Consolidated Statements of Changes in Equity (Deficit) (continued)

($ in millions) (Unaudited)

	Members' Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
Balance at December 31, 2018	$(119.1)	$—	$(119.1)
Net income (loss)	(40.2)	—	(40.2)
Member distributions	(6.1)	—	(6.1)
Impact of adoption of new accounting standard (ASC 842)	(1.8)	—	(1.8)
Equity-based compensation	5.6	—	5.6
Other comprehensive income (loss)	—	—	—
Balance at March 31, 2019	(161.6)	—	(161.6)

Net income (loss)	(19.9)	—	(19.9)
Member distributions	(7.3)	—	(7.3)
Repurchase outstanding equity / member units	(11.9)	—	(11.9)
Equity-based compensation	5.9	—	5.9
Other comprehensive income (loss)	—	(5.9)	(5.9)
Balance at June 30, 2019	$(194.8)	$(5.9)	$(200.7)

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ZoomInfo Technologies Inc.
Consolidated Statements of Cash Flows (Unaudited)

($ in millions, except per share data)

	Six Months Ended June 30,
	2020	2019
Cash flows from operating activities:
Net income (loss)	$(62.1)	$(60.1)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	24.5	23.7
Amortization of debt discounts and issuance costs	2.5	2.3
Amortization of deferred commissions costs	11.1	2.1
Loss on early extinguishment of debt	14.9	9.4
Deferred consideration valuation adjustments	1.4	0.7
Equity-based compensation expense	75.8	11.6
Deferred income taxes	(18.5)	(6.7)
Provision for bad debt expense	0.9	0.4
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	0.7	(13.2)
Prepaid expenses and other current assets	(0.4)	(1.0)
Deferred costs and other assets	(14.5)	(9.0)
Income tax receivable	(0.2)	0.2
Related party receivable	(0.7)	0.5
Accounts payable	1.9	2.8
Accrued expenses and other liabilities	3.4	1.9
Unearned revenue	12.9	43.3
Net cash provided by (used in) operating activities	53.6	8.9

Cash flows from investing activities:
Purchases of property and equipment and other assets	(8.2)	(6.2)
Cash paid for acquisitions, net of cash acquired	—	(714.9)
Net cash provided by (used in) investing activities	(8.2)	(721.1)

Cash flows from financing activities:
Payments of deferred consideration	(24.0)	(0.3)
Proceeds from debt	35.0	1,220.8
Repayment of debt	(510.9)	(645.4)
Payments of debt issuance costs	(1.0)	(16.7)
Repurchase outstanding equity / member units	(332.4)	(11.9)
Proceeds from equity offering, net of underwriting discounts	1,019.6	200.2
Payments of IPO issuance costs	(7.2)	—
Tax distributions	(6.8)	(13.4)
Net cash provided by (used in) financing activities	172.3	733.3

Net increase (decrease) in cash, cash equivalents, and restricted cash	217.7	21.1
Cash, cash equivalents, and restricted cash at beginning of period	42.5	9.0
Cash, cash equivalents, and restricted cast at end of period	$260.2	$30.1

Supplemental disclosures of cash flow information
Interest paid in cash	$47.1	$47.7

Supplemental disclosures of non-cash investing and financing activities:
Deferred variable consideration from acquisition of a business	$—	$33.2
Issuance cost reimbursements included in accounts receivable	$4.2	$—

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ZoomInfo Technologies Inc.
Notes to Unaudited Consolidated Financial Statements
(In millions, except share/unit data and per share/unit amounts, unless otherwise noted)

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Note 1 - Organization and Background
Business
ZoomInfo Technologies Inc. through its operating subsidiaries provides a go-to-market intelligence platform for sales and marketing teams. The Company’s cloud-based platform provides accurate and comprehensive information on organizations and professionals in order to help users identify target customers and decision makers, obtain continually updated predictive lead and company scoring, monitor buying signals and other attributes of target companies, craft messages, engage via automated sales tools, and track progress through the deal cycle. Unless otherwise indicated or the context otherwise requires, references to “we,” “us,” “our,” “ZoomInfo,” and the “Company” refer (1) prior to the consummation of the Reorganization Transactions, to ZoomInfo OpCo and its consolidated subsidiaries, and (2) after the consummation of the Reorganization Transactions, to ZoomInfo Technologies Inc. and its consolidated subsidiaries.
Organization
ZoomInfo Technologies Inc. was formed on November 14, 2019 with no operating assets or operations as a Delaware corporation for the purposes of facilitating an initial public offering (“IPO”) and other related transactions in order to carry on the business of ZoomInfo Holdings LLC (“ZoomInfo OpCo”) (formerly known as DiscoverOrg Holdings, LLC), a Delaware limited liability company. Following consummation of the Reorganization Transactions (as described below), ZoomInfo OpCo became a direct subsidiary of ZoomInfo Intermediate Holdings LLC (“ZoomInfo HoldCo”), a Delaware limited liability company and an indirect subsidiary of ZoomInfo Technologies Inc.
The Company headquarters are located in Vancouver, WA, and we operate in six offices throughout the U.S. and one office in Israel.
Initial Public Offering
On June 8, 2020, ZoomInfo Technologies Inc. completed the IPO, in which it sold 51,175,000 shares of Class A common stock (including shares issued pursuant to the exercise in full of the underwriters’ option to purchase additional shares) at a public offering price of $21.00 per share for net proceeds of $1,019.6 million, after deducting underwriters’ discounts (but excluding other offering expenses and reimbursements in accounts receivable as of June 30, 2020). ZoomInfo Technologies Inc. used all of the proceeds from the IPO to (i) purchase 48,528,783 newly issued HoldCo Units from ZoomInfo HoldCo for approximately $966.9 million (which ZoomInfo HoldCo in turn used to purchase the same number of newly issued OpCo Units from ZoomInfo OpCo); (ii) purchase 2,370,948 OpCo Units from certain Pre-IPO OpCo Unitholders for approximately $47.2 million; and (iii) fund $5.5 million of merger consideration payable to certain Pre-IPO Blocker Holders in connection with the Blocker Mergers (as defined below).
Reorganization Transactions
In connection with the IPO, the Company completed the following transactions (“Reorganization Transactions”):
•ZoomInfo OpCo effected a four—for—one reverse unit split;
•ZoomInfo Technologies Inc. formed a new merger subsidiary with respect to each of the Blocker Companies through which certain of our Pre-IPO Blocker Holders held their interests in ZoomInfo OpCo, each merger subsidiary merged with and into the respective Blocker Companies in reverse-subsidiary mergers, and the surviving entities merged with and into ZoomInfo Technologies Inc. (such mergers, the “Blocker Mergers”), which Blocker Mergers resulted in the Pre-IPO Blocker Holders receiving a combination of (i) shares of Class C common stock of ZoomInfo Technologies Inc. and (ii) a cash amount in respect of reductions in such Pre-IPO Blocker Holders’ equity interests, based on the initial offering price of the Class A common stock in the IPO;

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Note 1 - Organization and Background (continued)

•certain pre-IPO owners acquired interests in ZoomInfo HoldCo as a result of the merger of an entity that held OpCo Units on behalf of such pre-IPO owners into ZoomInfo HoldCo (the “ZoomInfo HoldCo Contributions”) and the redemption of some OpCo Units pursuant to which the holders of such OpCo Units received HoldCo Units; and
•the limited liability company agreement of each of ZoomInfo OpCo and ZoomInfo HoldCo was amended and restated to, among other things, modify their capital structure by reclassifying the interests held by the Pre-IPO OpCo Unitholders, the Continuing Class P Unitholders, and the Pre-IPO HoldCo Unitholders, resulting in OpCo Units of ZoomInfo OpCo, Class P Units of ZoomInfo OpCo, and HoldCo Units of ZoomInfo HoldCo, respectively (such reclassification, the “Reclassification”).
We refer to the Reclassification, together with the Blocker Mergers and the ZoomInfo HoldCo Contributions, as the “Reorganization Transactions.” Following the Reorganization Transactions, ZoomInfo Technologies Inc. became a holding company, with its sole material asset being a controlling equity interest in ZoomInfo HoldCo, which became a holding company with its sole material asset being a controlling equity interest in ZoomInfo OpCo. ZoomInfo Technologies Inc. will operate and control all of the business and affairs, and consolidate the financial results, of ZoomInfo OpCo through ZoomInfo HoldCo and, through ZoomInfo OpCo and its subsidiaries, conduct our business. Accordingly, ZoomInfo Technologies Inc. consolidates the financial results of ZoomInfo HoldCo, and therefore ZoomInfo OpCo, and reports the non-controlling interests of the Pre-IPO HoldCo Units and Pre-IPO OpCo Units on its consolidated financial statements. Following the Reorganization Transactions and IPO and as of June 30, 2020, ZoomInfo Technologies Inc. owned 98% of the outstanding HoldCo Units, and ZoomInfo HoldCo owned 39% of the outstanding OpCo Units.
In connection with the Reorganization Transactions and the IPO, ZoomInfo Technologies Inc. entered into two tax receivable agreements. See Note 16.
Note 2 - Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation
The accompanying unaudited consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) pertaining to interim financial information. Certain information in footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP” or “GAAP”) has been condensed or omitted pursuant to those rules and regulations. The financial statements included in this report should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2019.
The results of operations for the three and six months ended June 30, 2020 are not necessarily indicative of the operating results that may be expected for the full fiscal year ending December 31, 2020 or any future period.
The accompanying unaudited consolidated financial statements contain all adjustments necessary for a fair statement of financial position as of June 30, 2020, and results of operations for the three and six months ended June 30, 2020 and 2019, and cash flows for the six months ended June 30, 2020 and 2019. The consolidated balance sheet as of December 31, 2019 was derived from the audited consolidated balance sheets of the Company but does not contain all of the footnote disclosures from those annual financial statements. Accordingly, certain footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.
Principles of Consolidation
The consolidated financial statements include the accounts of ZoomInfo Technologies Inc. and its subsidiaries that it controls due to ownership of a majority voting interest or pursuant to variable interest entity (“VIE”) accounting guidance. All intercompany transactions and balances have been eliminated in consolidation.
ZoomInfo Technologies Inc., through our intermediate holding company ZoomInfo Holdco, owns a minority economic interest in, and operates and controls all of the businesses and affairs of, ZoomInfo OpCo. ZoomInfo

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Note 2 - Basis of Presentation and Summary of Significant Accounting Policies (continued)
Technologies Inc. has the obligation to absorb losses of, and receive benefits from, ZoomInfo OpCo, that could be significant. We determined that, as a result of the Reorganization Transactions described above, ZoomInfo OpCo is a VIE. Further, ZoomInfo Technologies Inc. has no contractual requirement to provide financial support to ZoomInfo OpCo. Accordingly, ZoomInfo Technologies Inc. has prepared these consolidated financial statements in accordance with Accounting Standards Codification (“ASC”) Topic 810, Consolidation (“Topic 810”). Topic 810 requires that if an entity is the primary beneficiary of a VIE, the assets, liabilities, and results of operations of the variable interest entity should be included in the consolidated financial statements of such entity.
The Reorganization Transactions were accounted for consistent with a combination of entities under common control. As a result, the financial reports filed with the SEC by the Company subsequent to the Reorganization Transactions are prepared “as if” ZoomInfo OpCo is the accounting predecessor of the Company. The historical operations of ZoomInfo OpCo are deemed to be those of the Company. Thus, the financial statements included in this report reflect (i) the historical operating results of ZoomInfo OpCo prior to the Reorganization Transactions; (ii) the consolidated results of ZoomInfo Technologies Inc. and ZoomInfo OpCo following the Reorganization Transactions; (iii) the assets and liabilities of ZoomInfo OpCo and ZoomInfo Technologies Inc. at their historical cost; and (iv) ZoomInfo Technologies Inc. equity structure for all periods presented. No step-up basis of intangible assets or goodwill was recorded.
ZoomInfo OpCo has been determined to be our predecessor for accounting purposes and, accordingly, the consolidated financial statements for periods prior the Reorganization Transactions have been adjusted to combine the previously separate entities for presentation purposes. The Company’s financial position, performance and cash flows effectively represent those of ZoomInfo OpCo as of and for all periods presented.
Use of Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires us to make certain estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting period. These estimates relate to, but are not limited to, revenue recognition, allowance for doubtful accounts, contingencies, valuation and useful lives of long-lived assets, fair value of tangible and intangible assets acquired in business combinations, equity-based compensation, and income taxes, among other things. We base these estimates on historical and anticipated results, trends, and other assumptions with respect to future events that we believe are reasonable and evaluate our estimates on an ongoing basis. Given that estimates and judgments are required, actual results may differ from our estimates and such differences could be material to our consolidated financial position and results of operations.
Revenue Recognition
The company derives revenue primarily from subscription services. Our subscription services consist of our SaaS applications and related access to our databases. Subscription contracts are generally based on the number of users that access our applications, the level of functionality that they can access, and the amount of data that a customer integrates with their systems. Our subscriptions contracts typically have a term of 1 to 3 years and are non-cancellable. We typically bill for services quarterly or annually in advance of delivery.
The Company accounts for revenue contracts with customers through the following steps:
(1)identify the contract with a customer;
(2)identify the performance obligations in the contract;
(3)determine the transaction price;
(4)allocate the transaction price; and
(5)recognize revenue when or as the Company satisfies a performance obligation.

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Note 2 - Basis of Presentation and Summary of Significant Accounting Policies (continued)
We recognize revenue for subscription contracts on a ratable basis over the contract term, beginning on the date that our service is made available to the customer. Unearned revenue results from revenue amounts billed to customers in advance or cash received from customers in advance of the satisfaction of performance obligations. Determining the transaction price often involves judgments and estimates that can have a significant impact on the timing and amount of revenue reported. At times, the Company may adjust billing under a contract based on the addition of services or other circumstances, which are accounted for as variable consideration under Accounting Standard Update (“ASU”) 2014-09, Revenue from Contracts with Customers, later codified as Accounting Standards Codification (“ASC”) Topic 606 (collectively with subsequent amendments, “Topic 606”). The Company estimates these amounts based on historical experience and reduces revenue recognized.
Fair Value Measurements
The Company measures assets and liabilities at fair value based on an expected exit price, which represents the amount that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value may be based on assumptions that market participants would use in pricing an asset or liability. The authoritative guidance on fair value measurements establishes a consistent framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs, used in valuation techniques, are assigned a hierarchical level. The following are the hierarchical levels of inputs to measure fair value:
Level 1 - Observable inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities
Level 2 - Other inputs that are directly or indirectly observable in the marketplace
Level 3 - Unobservable inputs that are supported by little or no market activity, including the Company’s own assumptions in determining fair value
The inputs or methodology used for valuing financial assets and liabilities are not necessarily an indication of the risk associated with investing in them.
Cash and Cash Equivalents
Cash and cash equivalents consist of highly liquid investments with maturities of three months or less at the time of purchase.
Concentrations of Credit Risk and Significant Customers
Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company holds cash at major financial institutions that often exceed Federal Deposit Insurance Corporation (“FDIC”) insured limits. The Company manages its credit risk associated with cash concentrations by concentrating its cash deposits in high-quality financial institutions and by periodically evaluating the credit quality of the primary financial institutions holding such deposits. The carrying value of cash approximates fair value. Historically, the Company has not experienced any losses due to such cash concentrations. The Company does not have any off-balance-sheet credit exposure related to its customers. Concentrations of credit risk with respect to accounts receivable and revenue are limited due to a large, diverse customer base. We do not require collateral from clients. We maintain an allowance for doubtful accounts based upon the expected collectability of accounts receivable. The Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses, which, when realized, have been within the range of management’s expectations. No single customer accounted for 10% or more of our revenue for the three and six months ended June 30, 2020 and 2019, or accounted for more than 10% of accounts receivable as of June 30, 2020 and December 31, 2019. Net assets located outside of the United States were immaterial as of June 30, 2020 and December 31, 2019.
Accounts Receivable and Contract Assets
Accounts receivable is comprised of invoices of revenue, net of allowance for doubtful accounts and does not bear interest. Management’s evaluation of the adequacy of the allowance for doubtful accounts considers historical

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Note 2 - Basis of Presentation and Summary of Significant Accounting Policies (continued)
collection experience, changes in customer payment profiles, the aging of receivable balances, as well as current economic conditions, all of which may impact a customer’s ability to pay. Account balances are written-off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have significant bad debt experience with customers, and therefore, the allowance for doubtful accounts is immaterial as of June 30, 2020 and December 31, 2019.
The assessment of variable consideration to be constrained is based on estimates, and actual consideration may vary from current estimates. As adjustments to these estimates become necessary, they are reported in earnings in the periods in which they become known. Changes in variable consideration are recorded as a component of net revenue.
Contract assets represent a contractual right to consideration in the future. Contract assets are generated when contractual billing schedules differ from revenue recognition timing.
Property and Equipment, Net
Property and equipment is stated at cost, net of accumulated depreciation and amortization. All repairs and maintenance costs are expensed as incurred. Depreciation and amortization costs are expensed on a straight-line basis over the lesser of the estimated useful life of the asset or the remainder of the lease term for leasehold improvements. Qualifying internal use software costs incurred during the application development stage, which consist primarily of internal product development costs, outside services, and purchased software license costs, are capitalized and amortized over the estimated useful life of the asset. Estimated useful lives range from 3 years to 10 years.
Deferred Commissions
Certain sales commissions earned by our sales force are considered incremental and recoverable costs of obtaining a contract with a customer. These sales commissions for initial contracts are capitalized and current amounts are included in Deferred costs and noncurrent amounts are included in Deferred costs, net of current portion in our consolidated balance sheets. Deferred sales commissions are amortized on a straight-line basis over the estimated period of benefit from the customer relationship which we have determined to be 1 and 3 years for renewals and new clients, respectively. We determined the period of benefit by taking into consideration our customer contracts, our technology, and other factors. Amortization expense is included in Sales and marketing expense on the Consolidated statement of operations.
Certain commissions are not capitalized as they do not represent incremental costs of obtaining a contract. Such commissions are expensed as incurred.
Advertising and Promotional Expenses
The Company expenses advertising costs as incurred in accordance with ASC 720-35, Other Expenses - Advertising Cost. Advertising expenses of $2.5 million and $5.4 million were recorded for the three and six months ended June 30, 2020. Advertising expenses of $1.7 million and $3.4 million were recorded for the three and six months ended June 30, 2019. Advertising expenses are included in Sales and marketing on the consolidated statement of operations.
Research and Development
We account for research and development costs in accordance with the ASC 730, Research and Development. Under ASC 730, all research and development costs are expensed as incurred. Our research and development costs consist primarily of salaries, employee benefits, related overhead costs associated with product development, testing, quality assurance, documentation, enhancements, and upgrades.
Restructuring and Transaction-Related Expenses
The Company defines restructuring and transaction related expenses as costs directly associated with acquisition or disposal activities. Such costs include employee severance and termination benefits, contract termination fees and

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Note 2 - Basis of Presentation and Summary of Significant Accounting Policies (continued)
penalties, and other exist or disposal costs. In general, the Company records involuntary employee-related exit and disposal costs when there is a substantive plan for employee severance and related costs that are probable and estimable. For one-time termination benefits for key members of management (i.e., no substantive plan), transaction related bonuses and employee retention costs, expense is recorded when the employees are entitled to receive such benefits and the amount can be reasonably estimated. Contract termination fees and penalties and other exit and disposal costs are generally recorded when incurred.
Business Combinations
We allocate purchase consideration to the tangible assets acquired, liabilities assumed and intangible assets acquired based on their estimated fair values. The purchase price is determined based on the fair value of the assets transferred, liabilities assumed and equity interests issued, after considering any transactions that are separate from the business combination. The excess of fair value of purchase consideration over the fair values of the identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets and contingent liabilities. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from acquired customer bases, acquired technology and acquired trade names, useful lives, royalty rates, and discount rates.
The estimates are inherently uncertain and subject to revision as additional information is obtained during the measurement period for an acquisition, which may last up to one year from the acquisition date. During the measurement period, we may record adjustments to the fair value of tangible and intangible assets acquired and liabilities assumed, with a corresponding offset to goodwill. After the conclusion of the measurement period or the final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to earnings.
In addition, uncertain tax positions and tax-related valuation allowances assumed in connection with a business combination are initially estimated as of the acquisition date. We reevaluate these items based upon the facts and circumstances that existed as of the acquisition date, with any revisions to our preliminary estimates being recorded to goodwill, provided that the timing is within the measurement period. Subsequent to the measurement period, changes to uncertain tax positions and tax-related valuation allowances will be recorded to earnings.
Goodwill and Acquired Intangible Assets
Goodwill is calculated as the excess of the purchase consideration paid in a business combination over the fair value of the assets acquired less liabilities assumed. Goodwill is not amortized and is tested for impairment at least annually or when events and circumstances indicate that fair value of a reporting unit may be below its carrying value. The company has one reporting unit.
We first assess qualitative factors to evaluate whether it is more likely than not that the fair value of a reporting unit is less than the carrying amount or elect to bypass such assessment. If it is determined that it is more likely than not that the fair value of the reporting unit is less than its carrying value, or we elect to bypass the qualitative assessment, we perform a quantitative test by determining the fair value of the reporting unit. If the carrying value of the reporting unit exceeds the fair value, then an impairment loss is recognized for the difference.
Acquired technology, customer lists, trade names or brand portfolios, and other intangible assets are related to previous acquisitions (see Note 6). Acquired intangible assets are amortized on a straight-line basis over the estimated period over which we expect to realize economic value related to the intangible asset. The amortization periods range from 2 years to 15 years.
Indefinite-lived intangible assets consist primarily of brand portfolios acquired from Pre-Acquisition ZI and represent costs paid to legally register phrases and graphic designs that identify and distinguish products sold by the Company. Brand portfolios are not amortized, rather potential impairment is considered on an annual basis in the fourth quarter, or more frequently upon the occurrence of a triggering event, when circumstances indicate that the book value of trademarks are greater than their fair value. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of the indefinite-lived intangible asset is less than the

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Note 2 - Basis of Presentation and Summary of Significant Accounting Policies (continued)
carrying value as a basis to determine whether further impairment testing under ASC 350 is necessary. No impairment charges were recorded for the three and six month periods ended June 30, 2020 and 2019.
Impairment of Long-lived Assets
Long-lived assets, such as property and equipment and acquired intangible assets, are reviewed for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the undiscounted future cash flows expected to be generated by the asset or group of assets. If the carrying amount of the asset exceeds the estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the estimated future cash flows of the asset.
Leases
We determine if an arrangement is or contains a lease at contract inception. Determining if a contract contains a lease requires judgement. In certain of our lease arrangements, primarily those related to our data center arrangements, judgment is required in determining if a contract contains a lease. For these arrangements, there is judgment in evaluating if the arrangement involves an identified asset that is physically distinct or whether we have the right to substantially all of the capacity of an identified asset that is not physically distinct. In arrangements that involve an identified asset, there is also judgment in evaluating if we have the right to direct the use of that asset.
We do not have any finance leases. Operating leases are recorded in our Condensed Consolidated Balance Sheets. Right-of-use assets and lease liabilities are measured at the lease commencement date based on the present value of the fixed minimum remaining lease payments over the lease term, determined using the discount rate for the lease at the commencement date. Because the rate implicit in our leases is not readily determinable, we use our incremental borrowing rate as the discount rate, which approximates the interest rate at which we could borrow on a collateralized basis with similar terms and payments and in similar economic environments. Some leases include options to extend or options to terminate the lease prior to the stated lease expiration. Optional periods to extend a lease, including by not exercising a termination option, are included in the lease term when it is reasonably certain that the option will be exercised (or not exercised in the case of termination options). Operating lease expense is recognized on a straight-line basis over the lease term. We account for lease and non-lease components, principally common area maintenance for our facilities leases, as a single lease component. Short term leases, defined as leases having an original lease term less than or equal to one year, are excluded from our right-of-use assets and liabilities.
Unearned Revenue
Unearned revenue consists of customer payments and billings in advance of revenue being recognized from our subscription services. Unearned revenue that is anticipated to be recognized within the next 12 months is recorded as Unearned revenue, current portion and the remaining portion is included in Unearned revenue, net of current portion in our consolidated balance sheets.
Debt Issuance Costs
Costs incurred in connection with the issuance of long-term debt are deferred and amortized as interest expense over the terms of the related debt using the effective interest method for term debt and on a straight-line basis for revolving debt. To the extent that the debt is outstanding, these amounts are reflected in the consolidated balance sheets as direct deductions from a combination of current and long-term portions of debt. Upon a refinancing or amendment, previously-capitalized debt issuance costs are expensed and included in loss on extinguishment of debt, if the Company determines that there has been a substantial modification of the related debt. If the Company determines that there has not been a substantial modification of the related debt, any previously-capitalized debt issuance costs are amortized as interest expense over the term of the new debt instrument. The company performs assessments of debt modifications at a lender-specific level for all syndicated financing arrangements.

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Note 2 - Basis of Presentation and Summary of Significant Accounting Policies (continued)
Income Taxes
The Company is comprised of two limited liability companies that are treated as partnerships for tax purposes, ten limited liability companies that are single member entities and disregarded for tax purposes, four corporations, and one foreign entity.
For partnership and disregarded entities, taxable income and the resulting liabilities are allocated among the owners of the entities and reported on the tax filings for those owners. We record income tax provision, deferred tax assets, and deferred tax liabilities only for the items for which the Company is responsible for making payments directly to the relevant tax authority.
Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws expected to be in effect when such differences are expected to reverse. Such temporary differences are reflected as other assets and deferred tax liabilities on the consolidated balance sheets. A deferred tax asset is recognized if it is more likely than not that a tax benefit will be respected by a taxing authority.
In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will be realized and, when necessary, a valuation allowance is established. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible.
We are required to identify, evaluate and measure all uncertain tax positions taken or to be taken on tax returns and to record liabilities for the amount of these positions that may not be sustained, or may only partially be sustained, upon examination by the relevant taxing authorities. Although we believe that our estimates and judgments were reasonable, actual results may differ from these estimates. Some or all of these judgments are subject to review by the taxing authorities.
We recognize the tax benefit from entity level uncertain tax positions if it is more likely than not that the tax position will be sustained on examination by the tax authorities, based on technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.
Equity-Based Compensation Expense
The Company periodically grants incentive units to employees and non-employees, which generally vest over a four-year period. Incentive units may be in the form of various equity-based awards such as restricted stock and restricted stock units, Class A stock options, and awards in one of the Company’s subsidiary partnerships which are typically in the form of profits interests. Profits interests are an interest in the increase in the value of the entity over a participation threshold. Prior to the IPO, the participation threshold was based on the valuation determined by the Board of Managers of OpCo Units on or around the grant date. Subsequent to the IPO, the participation threshold is determined by reference to the closing price of our Class A Common Stock from the preceding trading day. The holders of profits interests have the right to participate in distributions of profits only in excess of the participation threshold.
The Company accounts for incentive units in accordance with ASC 718, Compensation-Stock Compensation (ASC 718). In accordance with ASC 718, compensation expense is measured at estimated fair value of the incentive units and is included as compensation expense over the vesting period during which an employee provides service in exchange for the award.
The Company uses a Black-Scholes option pricing model to determine the fair value of stock options and profits interests, as profits interests have certain economic similarities to options. The Black-Scholes option pricing model includes various assumptions, including the expected life of incentive units, the expected volatility and the expected risk-free interest rate. These assumptions reflect the Company’s best estimates, but they involve inherent uncertainties based on market conditions generally outside the control of the Company. As a result, if other assumptions are used, compensation cost could be materially impacted.

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Note 2 - Basis of Presentation and Summary of Significant Accounting Policies (continued)
The Company measures employee, non-employee, and board of director equity-based compensation on the grant date fair value basis. Equity-based compensation expense is recognized over the requisite service period of the awards. For equity awards that have a performance condition, the Company recognizes compensation expense based on its assessment of the probability that the performance condition will be achieved.
The Company classifies equity-based compensation expense in its Consolidated statement of operations in the same manner in which the award recipient’s salary and related costs are classified or in which the award recipient’s service payments are classified.
Recent Accounting Pronouncements
Recent Accounting Pronouncements Not Yet Adopted
In March 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-04, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships and other transactions that reference the London Interbank Offered Rate ("LIBOR") or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. The standard applies to contract modifications that replace a reference rate affected by reference rate reform and contemporaneous modifications of other contract terms related to the replacement of the reference rate. Further, the standard provides exceptions to certain guidance in ASC 815, Derivatives and Hedging, related to changes to the critical terms of a hedging relationship due to reference rate reform and provides optional expedients for fair value, cash flow, and net investment hedging relationships for which the component excluded from the assessment of hedge effectiveness is affected by reference rate reform. The standard is effective for us as of March 12, 2020 through December 31, 2022, and we may elect to apply the provisions of the standard as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020 up to the date that the financial statements are available to be issued. Once elected, the provisions of the standard must be applied prospectively for all similar eligible contract modifications other than derivatives, which may be applied at a hedging relationship level. The standard would apply to our existing variable rate financing and derivatives designated as hedges if elected in the future. The Company continues to evaluate the impact of the guidance and may apply other elections as applicable as additional changes in the market occur.
Recently Adopted Accounting Pronouncements
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes will result in more timely recognition of credit losses. The guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The Company adopted ASU 2016-13 and ASU 2019-05 effective January 1, 2020. The adoption of this guidance was on a modified retrospective basis and did not have a material impact on the Company's consolidated financial statements.
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820), which amends disclosure requirements for fair value measurements by requiring new disclosures, modifying existing requirements, and eliminating others. The amendments are the result of a broader disclosure project, which aims to improve the effectiveness of disclosures. ASU No. 2018-13 is effective for fiscal years beginning after December 15, 2019 and interim periods within those fiscal years.  The Company adopted ASU 2018-13 on January 1, 2020, and the adoption did not have a material effect on the Company’s financial statements or disclosures.

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Note 3 - Revenue from Contracts with Customers
Revenue Detail
Revenue comprised the following service offerings (in millions):

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Subscription	$109.7	$67.5	$210.9	$121.1
Usage-based	1.2	1.0	2.2	2.0
Total revenue	$110.9	$68.5	$213.1	$123.1
Go-To-Market business intelligence tools are subscription services that allow customers access to our SaaS tools to support sales and marketing processes, which include data, analytics, and insights to provide accurate and comprehensive intelligence on organizations and professionals. Our customers use our platform to identify target customers and decision makers, obtain continually updated predictive lead and company scoring, monitor buying signals and other attributes of target companies, craft messages, engage via automated sales tools, and track progress through the deal cycle.
Usage-based revenue is comprised of email verification services, which is a service whereby customers can verify that emails are valid prior to sending and can be helpful to avoid wasting resources or being flagged as sending spam. We recognize revenue from email verification services at the point in time the services are consumed by the customer, thereby satisfying our performance obligation.
Of the total revenue recognized in the three and six months ended June 30, 2020, $41.7 million and $116.5 million were included in the unearned revenue balance as of December 31, 2019, respectively. Of the total revenue recognized in the three and six months ended June 30, 2019, $12.5 million and $39.4 million were included in the unearned revenue balance as of December 31, 2018, respectively. Revenue recognized from performance obligations satisfied (or partially satisfied) in previous periods was not material for the three and six months ended June 30, 2020 and 2019.
Revenues derived from customers and partners located outside the United States, as determined based on the address provided by our customers and partners, accounted for approximately 9% and 8% of our total revenues in the three months ended June 30, 2020 and 2019, respectively. Revenues derived from customers and partners located outside the United States accounted for approximately 8% and 8% of our total revenues in the six months ended June 30, 2020 and 2019, respectively. We have no Company sales offices located in a foreign country as of June 30, 2020, and we contract exclusively with our customers in the United States Dollar.
Contract Assets and Unearned Revenue
The Company’s standard billing terms typically require payment at the beginning of each annual or quarterly period. Subscription revenue is generally recognized ratably over the contract term starting with when our service is made available to the customer. Email verification service revenue is recognized in the period services are utilized by our customers. The amount of revenue recognized reflects the consideration the Company expects to be entitled to receive in exchange for these services.
The Company records a contract asset when revenue recognized on a contract exceeds the billings to date for that contract. Unearned revenue results from cash received or amounts billed to customers in advance of revenue recognized upon the satisfaction of performance obligations. The unearned revenue balance is influenced by several factors, including seasonality, the compounding effects of renewals, invoice duration, invoice timing, dollar size, and new business timing within the quarter. The unearned revenue balance does not represent the total contract value of annual or multi-year, non-cancelable subscription agreements.
As of June 30, 2020 and December 31, 2019, the Company had contract assets of $1.2 million and $0.1 million, respectively, which are recorded as current assets within Prepaid expenses and other current assets in the

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Note 3 - Revenue from Contracts with Customers (continued)
consolidated balance sheets. As of June 30, 2020 and December 31, 2019, the Company had unearned revenue of $172.1 million and $159.1 million, respectively.
ASC 606 requires the allocation of the transaction price to the remaining performance obligations of a contract. Transaction price allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes unearned revenue and unbilled amounts that will be recognized as revenue in future periods. Transaction price allocated to remaining performance obligations is influenced by several factors, including seasonality, the timing of renewals, and disparate contract terms. Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes unearned revenue and backlog. The Company's backlog represents installment billings for periods beyond the current billing cycle. The majority of the Company’s noncurrent remaining performance obligations will be recognized in the next 13 to 36 months.
The remaining performance obligations consisted of the following (in millions):

	Recognized within one year	Noncurrent	Total
As of June 30, 2020	$319.5	$94.0	$413.5
Note 4 - Business Combinations
Komiko
On October 9, 2019, through a newly formed wholly-owned subsidiary, DiscoverOrg Acquisition (Komiko), LLC, the Company acquired certain assets and assumed certain liabilities of Komiko LTD (“Komiko”), which offered an AI-powered sales and customer success solution for business to business companies under the Komiko trade name. The Company has included the financial results of Komiko in the consolidated financial statements from the date of acquisition. Transaction costs associated with the acquisition were not material. The acquisition date fair value of the consideration transferred for Komiko was $8.5 million, comprised of the following (in millions):

Cash	$8.3
Contingent earnout payments	0.2
Total purchase consideration	$8.5
The fair value of the contingent earnout payments was determined based on the Company’s probability-weighted estimate of future payments. Potential contingent payments may be as high as $4.0 million if all performance criteria are met, of which 40% is attributable to purchase consideration and the balance compensation expense as it is contingent upon continued employment with the Company by Komiko’s co-founders. During the three and six months ended June 30, 2020, the Company recognized an additional liability of $0.7 million and $1.7 million relating to the Komiko contingent payments.
The following table summarizes the fair values of the assets acquired and liabilities assumed, as of the date of acquisition (in millions):

Developed technology	$2.4
Unearned revenue	(0.2)
Total identifiable net assets acquired	2.2
Goodwill	6.3
Total consideration	8.5
Contingent earnout payments	(0.2)
Cash paid for acquisitions, net of cash acquired	$8.3
The excess of purchase consideration over the fair value of net tangible and intangible assets acquired was recorded as goodwill. The fair values assigned to tangible and identifiable intangible assets acquired and liabilities

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Note 4 - Business Combinations (continued)
assumed are based on management’s estimates and assumptions. The fair values of assets acquired and liabilities assumed may be subject to change as additional information is received, including the finalization of tax assets and liabilities. Identifiable intangible assets acquired consisted of primarily $2.4 million of developed technology with an estimated useful life of 7 years.
Developed technology represents the fair value of the Komiko technology portfolio. The goodwill balance is primarily attributed to the expanded market opportunities when integrating Komiko’s technology with ZoomInfo’s technology and the assembled workforce. The goodwill balance is expected to be deductible for U.S. income tax purposes.
Pre-Acquisition ZI
On February 1, 2019, the Company, through a newly formed wholly-owned subsidiary, Zebra Acquisition Corporation, acquired 100% of the stock of Zoom Information, Inc. (“Pre-Acquisition ZI”). Pre-Acquisition ZI was a provider of company and contact information to sales and marketing professionals. Pre-Acquisition ZI served over 8,000 customers and has operations in the U.S., Israel and Russia. The acquisition qualifies as a business combination and will be accounted for as such.
The Company has included the financial results of Pre-Acquisition ZI in the consolidated financial statements from the date of acquisition. The Company incurred approximately $2.7 million of transactions costs related to this acquisition which are included in Restructuring and transaction related expenses in the Consolidated statements of operations.
The acquisition date fair value of the consideration paid by the Company for Pre-Acquisition ZI was $760.1 million, including cash acquired of $12.1 million, and was comprised of the following (in millions):

Cash consideration	$667.3
Liability for equity award settlement	25.2
Portion of replacement awards attributable to pre-acquisition service	27.9
Other purchase consideration liabilities	6.5
Deferred consideration	33.2
Total purchase consideration	$760.1
In accordance with the purchase agreement, the Company agreed to pay deferred consideration of $25.0 million and $10.0 million on the first and second anniversary of the Pre-Acquisition ZI acquisition, respectively. As of June 30, 2020, $9.8 million was recorded in Accrued expenses and other current liabilities on the Company’s consolidated balance sheets representing the present value of the $10.0 million deferred consideration to be paid in 2021. The fair value of the deferred consideration payments was determined using a present value calculation. The

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Note 4 - Business Combinations (continued)
following table summarizes the fair values of the assets acquired and liabilities assumed, as of the date of acquisition (in millions):

Cash, cash equivalents, and restricted cash	$12.1
Accounts receivable	22.1
Prepaid expenses and other assets	4.2
Property and equipment	6.3
Operating lease right-of-use assets	28.6
Intangible assets	322.0
Accounts payable and other liabilities	(6.8)
Lease liabilities	(28.6)
Deferred tax liabilities	(80.1)
Unearned revenue	(34.5)
Total identifiable net assets acquired	245.3
Goodwill	514.8
Total consideration	760.1
Deferred consideration	(33.2)
Cash acquired	(12.1)
Cash paid for acquisitions, net of cash acquired	$714.8
The excess of purchase consideration over the fair value of identifiable net tangible and intangible assets acquired was recorded as goodwill. The fair values assigned to tangible and identifiable intangible assets acquired and liabilities assumed are based on management’s estimates and assumptions given the currently available information.
Additionally, the Company agreed with the sellers of Pre-Acquisition ZI to put a Cash Vesting Payment Program in place for employees that held non-vested options as of the acquisition date, after giving effect to the acquisition and any vesting that resulted from the acquisition. Under the Cash Vesting Payment Program, the Company agreed to make payments to employees in the amount of the value that they would have received, had their options been vested at the time of the acquisition. Payments will be made to employees that continue their employment with the Company through the vesting milestones defined in their Pre-Acquisition ZI option agreements, and can be accelerated in certain circumstances upon termination, if the employee is terminated without cause, as defined in the Cash Vesting Payment Agreement. Employees that terminate their employment in other circumstances will forfeit any future payments.
As of June 30, 2020, the potential value of future payments under the Cash Vesting Payment Program was $7.1 million to be paid to employees through 2022, assuming continued employment for each employee. The Company recognized $1.5 million and $4.0 million of expense under the Cash Vesting Program for the three and six months ended June 30, 2020, respectively. Based on the requirement for continued service, the cost related to payments under the Cash Vesting Payment Program is recognized as compensation and reflected on the Statement of Operations in the same category as salary expense of the recipient.

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Note 4 - Business Combinations (continued)
The following table sets forth the components of identifiable intangible assets acquired and the estimated useful lives as of the date of acquisition (in millions):

	Fair Value	Weighted Average Useful Life in Years
Brand portfolio	$33.0	Indefinite
Developed technology	116.0	5.8
Customer relationships	173.0	15.0
Total intangible assets	$322.0
Developed technology represents the fair value of the Pre-Acquisition ZI technology, including software and databases acquired. Customer relationships represent the fair values of the underlying relationships with Pre-Acquisition ZI customers. The goodwill balance is primarily attributed to the assembled workforce and the expanded market opportunities when integrating Pre-Acquisition ZI’s technology with ZoomInfo’s technology. The goodwill balance is not expected to be deductible for U.S. income tax purposes.
Note 5 - Property and Equipment
The Company’s fixed assets consist of the following (in millions):

	June 30,	December 31,
	2020	2019
	(Unaudited)
Computer equipment	$6.1	$4.1
Furniture and fixtures	5.2	4.8
Leasehold improvements	6.8	5.0
Internal use developed software	22.0	19.7
Construction in progress	2.0	0.9
	42.1	34.5
Less: accumulated depreciation	(15.0)	(11.2)
Property and equipment, net	$27.1	$23.3
Depreciation expense was $2.1 million and $1.3 million for the three months ended June 30, 2020 and 2019, respectively. Depreciation expense was $4.0 million and $2.4 million for the six months ended June 30, 2020 and 2019, respectively.

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Note 6 - Goodwill and Acquired Intangible Assets
Intangible assets consisted of the following as of June 30, 2020 (in millions):

	Gross Carrying Amount	Accumulated Amortization	Net	Weighted Average Amortization Period in Years
Intangible assets subject to amortization:
Customer relationships	$268.6	$(43.5)	$225.1	15.0
Acquired technology	163.9	(73.7)	90.2	6.0
Brand portfolio	4.6	(2.7)	1.9	9.7
Net intangible assets subject to amortization	$437.1	$(119.9)	$317.2

Intangible assets not subject to amortization
Pre-Acquisition ZI brand portfolio	$33.0	$—	$33.0
Goodwill	$966.8	$—	$966.8
Amortization expense was $10.3 million and $12.0 million for the three months ended June 30, 2020 and 2019, respectively. Amortization expense was $20.5 million and $21.3 million for the six months ended June 30, 2020 and 2019, respectively.
Goodwill, as of June 30, 2020, was $966.8 million, and there have been no changes since December 31, 2019.
Based on the results of the Company’s impairment assessment, the Company did not recognize any impairment of goodwill during the three months ended June 30, 2020 or June 30, 2019.
Note 7 - Financing Arrangements
In conjunction with the acquisition of Pre-Acquisition ZI on February 1, 2019, ZoomInfo raised $965 million of first lien debt (including a $100.0 million revolving credit facility), $370 million of second lien debt, and issued 51,750,000 of Series A Preferred Units in exchange for $200.2 million, net of issuance costs. In addition to funding the purchase of Pre-Acquisition ZI, the proceeds were used to repay all previously outstanding indebtedness.
On February 19, 2020, the Company completed a repricing of its First Lien Term Loan Facility in order to take advantage of currently available lower interest rates. The repricing decreased the interest rate by 50 basis points to LIBOR plus 4.00% per annum. The transaction did not include additional borrowings, and the maturity date of the financing arrangement remained unchanged. The Company recognized a $2.2 million loss on the extinguishment of debt relating to the write-off of unamortized issuance costs.
The first lien debt has a variable interest rate whereby the Company can elect to use a Base Rate or the London Interbank Offer Rate (“LIBOR”) plus an applicable rate. The applicable margin is 2.75% to 3.00% for Base Rate loans or 3.75% or 4.00% for LIBOR Based Loans, depending on the Company’s leverage. On June 17, 2020, the Company used approximately $101.2 million to prepay $100.0 million aggregate principal amount of the first lien term loans outstanding under the First Lien Credit Agreement, including accrued interest thereon of $1.2 million. The repayment was funded with a portion of the net proceeds received from the initial public offering of the Company’s Class A common stock. As of June 30, 2020, $756.4 million aggregate principal amount of term loans were outstanding under the First Lien Credit Agreement. The interest related portion of the repayment was recorded within Interest expense, net in its Consolidated Statements of Operations, and represented use of cash from operating activities in the Consolidated Statements of Cash Flows. The quarterly repayment requirement on first lien borrowings has been satisfied for the remainder of the term after the $100.0 million principal payment. The company recognized $1.7 million within Loss on debt extinguishment on the Consolidated Statements of Operations comprised of the write-off of the unamortized issuance costs. The effective interest rate on the first lien debt was 4.6% and 7.5% as of June 30, 2020 and December 31, 2019, respectively.

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Note 7 - Financing Arrangements (continued)
On June 8, 2020, the Company paid off the outstanding $35.0 million balance of the revolving credit facility with proceeds from the IPO. The effective interest rate was 3.7% as of the repayment date. Immaterial debt issuance costs were incurred in connection with the entry into the revolving credit facility. These debt issuance costs are amortized into interest expense over the expected life of the arrangement. Unamortized debt issuance costs included in Deferred costs, net of current portion on the accompanying consolidated balance sheets were immaterial as of June 30, 2020 and December 31, 2019, respectively.
On June 8, 2020, the Company used approximately $380.6 million of the proceeds of the IPO to repay the entire aggregate principal amount outstanding under the Second Lien Credit Agreement, including prepayment premiums of $3.7 million and accrued interest thereon of $6.9 million. The effective interest rate was 10.8% as of the repayment date. The Company recognized $7.3 million loss on the extinguishment of debt relating to the write-off of unamortized issuance costs. The company recognized $11.0 million within Loss on debt extinguishment on the Consolidated Statements of Operations comprised of the write-off of unamortized issuance costs and the prepayment penalty incurred on the payoff. The effective interest rate on the second lien debt was 11.9% as of December 31, 2019.
The First Lien Credit Agreement is secured by substantially all the productive assets of the Company. The First Lien Credit Agreement contains a number of covenants that restrict, subject to certain exceptions, the Company’s ability to, among other things:
•incur additional indebtedness;
•create or incur liens;
•engage in certain fundamental changes, including mergers or consolidations;
•sell or transfer assets;
•pay dividends and distributions on our subsidiaries’ capital stock;
•make acquisitions, investments, loans or advances;
•engage in certain transactions with affiliates; and
•enter into negative pledge clauses and clauses restricting subsidiary distributions.
If the Company draws more than $35.0 million of the revolving credit loan, the revolving credit loan is subject to a springing financial covenant pursuant to which the consolidated first lien net leverage ratio must not exceed 7.65 to 1.00. The credit agreements also contains certain customary affirmative covenants and events of default, including a change of control. If an event of default occurs, the lenders under the credit agreements will be entitled to take various actions, including the acceleration of amounts due under the credit agreements and all actions permitted to be taken by a secured creditor.
On June 8, 2020, the Company redeemed and cancelled all outstanding Series A Preferred Units of ZoomInfo OpCo. Refer to Note 14 for additional discussion regarding Series A Preferred Units and related redemption.

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Note 7 - Financing Arrangements (continued)
As of June 30, 2020 and December 31, 2019, the carrying values of the Company’s borrowings were as follows (in millions):

				Carrying Value as of
Instrument	Date of Issuance	Maturity Date	Elected Interest Rate	June 30, 2020	December 31, 2019
First Lien Term Loan	February 1, 2019	February 1, 2026	LIBOR + 3.75%	$743.7	$841.6
First Lien Revolver	February 1, 2019	February 1, 2024	LIBOR + 3.50%	—	—
Second Lien Term Loan	February 1, 2019	February 1, 2027	LIBOR + 8.50%	—	361.7
Total Carrying Value of Debt				$743.7	$1,203.3
less current portion				—	(8.7)
Total Long Term Debt				$743.7	$1,194.6
The expected future principal payments for all borrowings as of June 30, 2020 is as follows (in millions):

		Contractual Maturity	Discounts and Issuance Costs	As Presented
For the year ended December 31,	2020	$—	$(1.2)	$(1.2)
	2021	—	(2.6)	(2.6)
	2022	—	(2.7)	(2.7)
	2023	—	(2.9)	(2.9)
	2024	—	(3.1)	(3.1)
	Thereafter	756.4	(0.2)	756.2
		$756.4	$(12.7)	$743.7
Note 8 - Derivatives and Hedging Activities
Hedge Accounting and Hedging Programs
We are exposed to changes in interest rates, primarily relating to changes in interest rates on our variable rate term loans. Consequently, from time to time, we may use interest rate swaps or other financial instruments to manage our exposure to interest rate movements. We do not enter into derivative transactions for speculative or trading purposes.
We recognize derivative instruments and hedging activities on a gross basis as either assets or liabilities on our Condensed Consolidated Balance Sheets and measure them at fair value. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the earnings effect of the hedged forecasted transactions in a cash flow hedge. To receive hedge accounting treatment, all hedging relationships are formally documented at the inception of the hedge, and the hedges must be highly effective in offsetting changes to future cash flows on hedged transactions.
In April 2019, we entered into two separate interest rate swap agreements effectively converting $350.0 million of floating rate debt under our first lien credit facility to fixed rate obligations and one $500.0 million interest rate cap (collectively the “Derivative Instruments”). These agreements were designated and qualified as cash flow hedging instruments and, as such, changes in the fair value were recorded in Accumulated other comprehensive income (loss) (“AOCI”) on our Condensed Consolidated Balance Sheets to the extent the agreements were effective hedges.

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Note 8 - Derivatives and Hedging Activities (continued)
During the three months ended June 30, 2020, the Company reduced its LIBOR based debt to $756.4 million (refer to Note 7), which is below the total notional amounts of our Derivative Instruments of $850.0 million. Consequently, concurrent with the repayment of the entire aggregate principal amount outstanding under the Second Lien Credit Agreement and prepayment of $100.0 million aggregate principal amount of the first lien term loans outstanding under the First Lien Credit Agreement, we dedesignated the Derivative Instruments. Concurrently, we redesignated $756.4 million of the derivatives, the notional amount representing the principal balance remaining under the First Lien Credit Agreement, of the Derivative Instruments. As the forecasted interest payments on $93.7 million not redesignated is probable to not occur, the Company reclassified the existing deferred loss on that portion of the derivative of $3.3 million from AOCI into Interest expense, net in the Consolidated Statements of Operations. Furthermore, changes in fair value of the remaining hedged Derivative Instruments are recorded quarterly, net of income tax, and are included in AOCI. Over the next 12 months, we expect to reclassify approximately $5.7 million into interest expense.
As of June 30, 2020, the Company had the following outstanding interest rate derivatives that were designated as cash flow hedges of interest rate risk:

Interest Rate Derivatives (Level 2)	Number of Instruments	Notional Aggregate Principal Amount	Interest Cap / Swap Rate	Maturity Date
Interest rate cap contract	One	$406.4	3.500%	April 30, 2024
Interest rate swap contracts	Two	$350.0	2.301%	April 29, 2022
The following table summarizes the fair value and presentation in the Consolidated Balance Sheets for derivatives as of June 30, 2020 (in millions):

		Fair Value of Derivative Liabilities
Instrument	Balance Sheet Location	June 30, 2020	December 31, 2019
Derivatives designated as hedging instruments
Interest rate cap contract	Accrued expenses and other current liabilities	$0.3	$0.3
Interest rate cap contract	Other long-term liabilities	0.4	0.4
Interest rate swap contracts	Accrued expenses and other current liabilities	7.1	2.3
Interest rate swap contracts	Other long-term liabilities	5.2	3.0
Total designated derivative liabilities		$13.0	$6.0

Derivatives not designated as hedging instruments
Interest rate cap contract	Accrued expenses and other current liabilities	$—	$—
Interest rate cap contract	Other long-term liabilities	0.1	—
Total undesignated derivative liabilities		$0.1	$—
Total derivative liabilities		$13.1	$6.0
In the period that the hedged item affects earnings, such as when interest payments are made on the Company’s variable-rate debt, we reclassify the related gain or loss on the interest rate swap cash flow hedges and any receipts on the cap to Interest expense, net and as operating cash flows in our Consolidated Statements of Cash Flows.
Refer to our Consolidated Statements of Comprehensive Loss for amounts reclassified from AOCI into earnings related to the Company’s Derivative Instruments designated as cash flow hedging instruments for each of the reporting periods.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Note 9 - Fair Value
The Company's financial instruments consist principally of cash and cash equivalents, prepaid expenses and other current assets, accounts receivable, and accounts payable, accrued expenses, and long-term debt. The carrying value of cash and cash equivalents, prepaid expenses and other current assets, accounts receivable, accounts payable, and accrued expenses approximate fair value, primarily due to short maturities. The carrying values of the Company's debt instruments approximate their fair value based on Level 2 inputs since the instruments carry variable interest rates based on the London Interbank Offered Rate (“LIBOR”) or other applicable reference rates.
The company has elected to use the income approach to value the derivatives, using observable Level 2 market expectations at measurement date and standard valuation techniques to convert future amounts to a single present amount (discounted) reflecting current market expectations about those future amounts. Level 2 inputs for the derivative valuations are limited to quoted prices for similar assets or liabilities in active markets (specifically futures contracts) and inputs other than quoted prices that are observable for the asset or liability (specifically LIBOR cash and swap rates, implied volatility for options, caps and floors, basis swap adjustments, overnight indexed swap (“OIS”) short term rates and OIS swap rates, when applicable, and credit risk at commonly quoted intervals). Mid-market pricing is used as a practical expedient for most fair value measurements. Key inputs, including the cash rates for very short term, futures rates and swap rates beyond the derivative maturity are interpolated to provide spot rates at resets specified by each derivative (reset rates are then further adjusted by the basis swap, if necessary). Derivatives are discounted to present value at the measurement date at LIBOR rates unless they are fully collateralized. Fully collateralized derivatives are discounted to present value at the measurement date at OIS rates (short term OIS rates and long term OIS swap rates).
Inputs are collected from SuperDerivatives, an independent third-party derivative pricing data provider, as of the close on the last day of the period. The valuation of the interest rate swaps also take into consideration estimates of our own, as well as counterparty’s, risk of non-performance under the contract.
We estimate the value of other long-lived assets that are recorded at fair value on a non-recurring basis based on a market valuation approach. We use prices and other relevant information generated primarily by recent market transactions involving similar or comparable assets, as well as our historical experience in divestitures, acquisitions and real estate transactions. Additionally, we may use a cost valuation approach to value long-lived assets when a market valuation approach is unavailable. Under this approach, we determine the cost to replace the service capacity of an asset, adjusted for physical and economic obsolescence. When available, we use valuation inputs from independent valuation experts, such as real estate appraisers and brokers, to corroborate our estimates of fair value. Real estate appraisers’ and brokers’ valuations are typically developed using one or more valuation techniques including market, income and replacement cost approaches. Because these valuations contain unobservable inputs, we classify the measurement of fair value of long-lived assets as Level 3.
Following are the disclosures related to our assets and (liabilities) that are measured at fair value (in millions):

Fair Value at June 30, 2020	Level 1	Level 2	Level 3
Measured on a recurring basis:
Derivative contract, net	$—	$(13.1)	$—

Measured on a non-recurring basis:
N/A	$—	$—	$—

Fair Value at December 31, 2019	Level 1	Level 2	Level 3
Measured on a recurring basis:
Derivative contract, net	$—	$(6.0)	$—

Measured on a non-recurring basis:
Impaired right-of-use assets	$—	$—	$1.4

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Note 10 - Commitments and Contingencies
Sales and use tax - The Company has conducted an assessment of sales and use tax exposure in states where the Company has established nexus. Based on this assessment, the Company has recorded a liability for taxes owed and related penalties and interest in the amount of $2.1 million and $2.1 million at June 30, 2020 and December 31, 2019, respectively. This liability is included in Accrued expenses and other current liabilities in the consolidated balance sheets.
Contingent earnout payments - As of June 30, 2020, in addition to the potential Komiko earnout payment of $4.0 million (refer to Note 4 for additional information), the Company is contingently committed to making additional payments of up to $1.6 million as part of our acquisition of NeverBounce.
Deferred acquisition related payments - In accordance with the purchase agreement, the Company will pay deferred consideration of $10.0 million on the 2nd anniversary of the Pre-acquisition ZI acquisition. Refer to Note 4.
Legal Matters - We are subject to various legal proceedings, claims, and governmental inspections, audits, or investigations that arise in the ordinary course of our business. There are inherent uncertainties in these matters, some of which are beyond management’s control, making the ultimate outcomes difficult to predict. Moreover, management’s views and estimates related to these matters may change in the future, as new events and circumstances arise and the matters continue to develop. Although the outcomes of these matters cannot be predicted with certainty, in the opinion of management, the ultimate resolution of these matters would not be expected to have a material adverse effect on our financial position, results of operations, or cash flows.
Note 11 - Noncontrolling Interest
ZoomInfo Technologies Inc. operates and controls all of the business and affairs, and consolidates the financial results, of ZoomInfo OpCo through ZoomInfo HoldCo and, through ZoomInfo OpCo and its subsidiaries, conducts our business. Accordingly, ZoomInfo Technologies Inc. consolidates the financial results of ZoomInfo HoldCo, and therefore ZoomInfo OpCo, and reports the noncontrolling interests of its consolidated subsidiaries on its consolidated financial statements based on the HoldCo Units and OpCo Units held by Continuing Members. Changes in ZoomInfo’s ownership interest in its consolidated subsidiaries are accounted for as equity transactions. As such, future redemptions or direct exchanges of HoldCo Units or OpCo Units by Continuing Members will result in a change in ownership and reduce or increase the amount recorded as Noncontrolling interests and increase or decrease Additional paid-in capital in the Company’s Condensed Consolidated Balance Sheets.
As of June 30, 2020, ZoomInfo Technologies Inc. held 150,100,678 HoldCo Units, and ZoomInfo HoldCo held 154,331,988 OpCo Units resulting in an ownership interest of 39% in the consolidated subsidiaries.
Note 12 - Loss Per Share
Basic earnings per share of Class A and Class C common stock is computed by dividing net income attributable to ZoomInfo Technologies, Inc. by the weighted-average number of shares of Class A and Class C common stock outstanding during the period. Diluted earnings per share of Class A and Class C common stock is computed by dividing net income attributable to ZoomInfo Technologies, Inc., adjusted for the assumed exchange of all potentially dilutive instruments for Class A common stock, by the weighted-average number of shares of Class A and Class C common stock outstanding, adjusted to give effect to potentially dilutive elements.
Prior to the IPO, the ZoomInfo OpCo membership structure included Series A Preferred Units, Preferred units, Common units, and Profits Interests in the form of Class P Units. The Company analyzed the calculation of earnings per unit for periods prior to the IPO and determined that it resulted in values that would not be meaningful to the users of these unaudited consolidated financial statements. Therefore, earnings per share information has not been presented for the three and six months ended June 30, 2019.
The following table sets forth reconciliations of the numerators and denominators used to compute basic and diluted earnings (loss) per share of Class A and Class C common stock for the three and six months ended June 30,

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83

Note 12 - Loss Per Share (continued)
2020. The basic and diluted earnings per share period for the three and six months ended June 30, 2020, represents only the period from June 4, 2020 to June 30, 2020, which represents the period wherein we had outstanding Class A and Class C common stock.

	Three Months Ended June 30, 2020	Six Months Ended June 30, 2020
	(Unaudited)
Numerator:
Net income (loss)	$(56.2)	$(62.1)
Less: Net income (loss) attributable to ZoomInfo OpCo before Reorganization Transactions	0.8	(5.1)
Less: Net income (loss) attributable to noncontrolling interests	(36.6)	(36.6)
Less: Excess of consideration paid over carrying amount to holders of Series A Preferred Units attributable to common shares	11.0	11.0
Net income (loss) attributable to ZoomInfo Technologies Inc.	$(31.4)	$(31.4)

The following table sets forth the computation of basic and diluted net income per share of Class A and Class C common stock (in millions, except share amounts, and per share amounts, unaudited):

	Three Months Ended June 30, 2020		Six Months Ended June 30, 2020
	Class A	Class C	Class A	Class C
	(Unaudited)
Basic net income (loss) per share attributable to common stockholders
Numerator:
Allocation of net income (loss) attributable to ZoomInfo Technologies Inc.	$(10.9)	$(20.5)	$(10.9)	$(20.5)
Denominator:
Weighted average number of shares of Class A and Class C common stock outstanding	52.0	98.1	52.0	98.1
Basic net income (loss) per share attributable to common stockholders	$(0.21)	$(0.21)	$(0.21)	$(0.21)

Diluted net income (loss) per share attributable to common stockholders
Numerator:
Undistributed earnings for basic computation	$(10.9)	$(20.5)	$(10.9)	$(20.5)
Increase in earnings attributable to common shareholders upon conversion of potentially dilutive instruments	(18.1)	(34.2)	(18.1)	(34.2)
Reallocation of earnings as a result of conversion of potentially dilutive instruments	(33.3)	33.3	(33.3)	33.3
Reallocation of undistributed earnings as a result of conversion of Class C to Class A shares	(21.4)		(21.4)
Allocation of undistributed earnings	$(83.7)	$(21.4)	$(83.7)	$(21.4)

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83

Note 12 - Loss Per Share (continued)

	Three Months Ended June 30, 2020		Six Months Ended June 30, 2020
	Class A	Class C	Class A	Class C
	(Unaudited)
Denominator:
Number of shares used in basic computation	51,994,291	98,106,387	51,994,291	98,106,387
Add: weighted-average effect of dilutive securities:
OpCo Units exchangeable for Class A common stock	219,637,430		219,637,430
HSKB I Class 1 Units exchangeable for Class A common stock	13,169,366		13,169,366
Conversion of Class C to Class A common shares outstanding	98,106,387		98,106,387
Weighted average shares of Class A and Class C common stock outstanding used to calculate diluted net income (loss) per share	382,907,474	98,106,387	382,907,474	98,106,387
Diluted net income (loss) per share attributable to common stockholders	$(0.22)	$(0.22)	$(0.22)	$(0.22)

Shares of the Company’s Class B common stock do not participate in the earnings or losses of ZoomInfo Technologies, Inc. and are therefore not participating securities. As such, separate presentation of basic and diluted earnings per share of Class B common stock under the two-class method has not been presented.
The following weighted-average potentially dilutive securities were evaluated under the treasury stock method for potentially dilutive effects and have been excluded from diluted net loss per share in the periods presented due to their anti-dilutive effect:

Six Months Ended June 30, 2020
HSKB II Phantom Units	1,824,814
HSKB II Class 1 Units	375,201
Class P Units	12,548,938
LTIP Units	26,595
HoldCo Units	1,250,509
Class A Common Stock Options	287,299
Restricted Stock Units	291,042
Total anti-dilutive securities	16,604,398

Note 13 - Leases
The Company has operating leases for corporate offices under non-cancelable agreements with various expiration dates. Our leases do not have significant rent escalation, holidays, concessions, material residual value guarantees, material restrictive covenants, or contingent rent provisions. Our leases include both lease (e.g., fixed payments including rent, taxes, and insurance costs) and non-lease components (e.g., common-area or other maintenance costs) which are accounted for as a single lease component
In addition, we have elected the practical expedient to exclude short-term leases, which have an original lease term of less than one year, from our right-of-use assets and lease liabilities as well as the package of practical expedients relating to adoption of Topic 842.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83

Note 13 - Leases (continued)
The Company also has a sublease of a former corporate office. The sublease has a remaining lease term of less than 2 years. Sublease income, which is recorded as a reduction of rent expense and allocated to the appropriate financial statement line item to arrive at Income from operations in the consolidated statements of operations was immaterial for the three and six months ended June 30, 2020 and 2019.
The following are additional details related to leases recorded on our balance sheet as of June 30, 2020 and December 31, 2019 (in millions):

Leases	Classification	Balance at June 30, 2020 (Unaudited)	Balance at December 31, 2019
Assets
Operating lease right-of-use assets, net	Operating leases	$35.0	$36.8

Liabilities
Current portion of operating lease liabilities	Operating leases	$4.0	$4.0
Operating lease liabilities, net of current portion	Operating leases	$38.3	$40.7

Rent expense was $1.6 million and $1.2 million for the three months ended June 30, 2020 and 2019, respectively. Rent expense was $3.3 million and $2.5 million for the six months ended June 30, 2020 and 2019, respectively.
Other information related to leases was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
Supplemental Cash Flow Information (in millions)	2020	2019	2020	2019
Cash paid for amounts included in the measurement of operating lease liabilities	$2.1	$0.9	$3.8	$1.6

Lease liabilities arising from obtaining right-of-use assets
From Zoom Information, Inc. acquisition	$—	$—	$—	$28.6
Other	$—	$—	$0.1	$0.2

	As of
	June 30, 2020	December 31, 2019
Weighted average remaining lease term (in years)	8.0	8.6

Weighted average discount rate	6.3%	6.3%

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83

Note 13 - Leases (continued)
The table below reconciles the undiscounted future minimum lease payments under non-cancelable leases to the total lease liabilities recognized on the condensed consolidated balance sheets as of June 30, 2020 (in millions):

Year Ending December 31,	Operating Leases
2020 (excluding six months ended June 30, 2020)	2.8
2021	7.5
2022	7.6
2023	7.2
2024	6.8
Thereafter	22.8
Total future minimum lease payments	$54.7
less effects of discounting	12.4
Total lease liabilities	$42.3

Reported as of June 30, 2020
Current portion of operating lease liabilities	4.0
Operating lease liabilities, net of current portion	38.3
Total lease liabilities	$42.3

The table above does not include any legally binding minimum lease payments for leases signed but not yet commenced. As of June 30, 2020, all executed leases agreements have commenced and appropriately recorded on the balance sheet. Expense associated with short term leases and variable lease costs were immaterial for the three and six months ended June 30, 2020. The expense related to short-term leases reasonably reflects our short-term lease commitments.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
Note 14 - Redeemable Series A Preferred Units
On June 8, 2020, the Company redeemed and cancelled all outstanding Series A Preferred Units of ZoomInfo OpCo for $274.2 million, the total redemption price, resulting in a $74.0 million reduction to Additional paid-in capital. The total redemption price paid included the carrying amount of $200.2 million, accreted but unpaid dividends of $45.4 million, and an excess amount due upon early redemption of $28.6 million. Of the $28.6 million excess amount paid, $17.6 million was attributed to noncontrolling interests and $11.0 million to common stockholders.
Note 15 - Equity-based Compensation
2020 Omnibus Incentive Plan - On May 27, 2020, the Board of Directors of the Company (the “Board”) adopted the ZoomInfo Technologies Inc. 2020 Omnibus Incentive Plan (the “Omnibus Plan”). The Omnibus Plan provides for potential grants of the following awards with respect to shares of the Company’s Class A common stock and OpCo Units: (i) incentive stock options qualified as such under U.S. federal income tax laws; (ii) non-qualified stock options or any other form of stock options; (iii) stock appreciation rights; (iv) restricted stock; (v) restricted stock units; (vi) OpCo Units, and (vii) Other equity-based and cash-based incentive awards as determined by the compensation committee of the Board or any properly delegated subcommittee.
The maximum aggregate number of shares of the Company’s Class A common stock that may be issued pursuant to awards under the Omnibus Plan shall not exceed 18,650,000 shares (including OpCo Units or other securities which have been issued under the plan and can be exchanged or converted into shares of Class A common stock) (the “Plan Share Reserve”). The Omnibus Plan also contains a provision that will add an additional number of shares of Class A common stock to the Plan Share Reserve on the first day of each year starting with January 1, 2021, equal to the lesser of (i) the positive difference between (x) 5% of the outstanding Class A Common Stock on the last day of the immediately preceding year, and (y) the Plan Share Reserve on the last day of the immediately preceding year, and (ii) a lower number of shares of Class A Common Stock as may be determined by the Board.
The Company currently has equity-based compensation awards outstanding as follows: Restricted Stock Units, Class A Common Stock Options, HoldCo Units, OpCo Units, Class P Units, and LTIP units. In addition, the Company recognizes equity-based compensation expense from awards granted to employees by noncontrolling interest holders of HoldCo Units and OpCo Units as further described below under HSKB Incentive Units.
In connection with the Reorganization Transactions and the IPO, 1,950,930 Class P Units held directly by employees of the Company or indirectly through DiscoverOrg Management Holdings, LLC, were converted into 1,325,330 unvested HoldCo Units and 576,708 unvested Options based on their respective participation thresholds and the IPO price of $21.00 per share. In connection with this conversion of Class P Units as part of the Reorganization Transactions, the Company incurred incremental grant date fair value of $4.0 million. The HoldCo Units and Options issued upon the conversion remain subject to the same service vesting requirements of the original Class P Units.
Except where indicated otherwise, the equity-based compensation awards described below are subject to time-based service requirements. For grants issued prior to June 2020, the service vesting condition is generally over four years with 50% vesting on the two year anniversary of the grant date of the award and the remainder vesting

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83

Note 15 - Equity-based Compensation (continued)
monthly thereafter. For awards made after May 2020, the service vesting condition is generally over four years with 25% vesting on the one year anniversary of the grant date of the award and 6.25% vesting quarterly thereafter.
Restricted Stock Units
Restricted Stock Unit (“RSU”) activity was as follows during the periods indicated:

	Six Months Ended June 30, 2020
	Restricted Stock Units	Weighted Average Grant Date Fair Value
Unvested at beginning of period	—	$—
Granted	511,537	$21.00
Forfeited	(1,124)	$21.00
Unvested at June 30, 2020	510,413	$21.00
Class A Common Stock Options
Unvested Options activity was as follows during the periods indicated:

	Six Months Ended June 30, 2020
	Options	Weighted Average Exercise Price
Unvested at beginning of period	—	$—
Effect of Reorganization Transactions and IPO	576,708	$21.00
Forfeited	(7,165)	$21.00
Unvested at June 30, 2020	569,543	$21.00
The aggregate intrinsic value and weighted average remaining contractual terms of Options outstanding and Options exercisable were as follows as of June 30, 2020.

June 30, 2020
Aggregate intrinsic value (in millions)
Unit Options outstanding	$17.1
Unit Options exercisable	$—
Weighted average remaining contractual life (in years)
Unit Options outstanding	9.9 years
Unit Options exercisable	N/A

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83

Note 15 - Equity-based Compensation (continued)
The fair value of Class A stock options was determined using the Black-Scholes option pricing model with the following assumption ranges and fair value per unit:

Six Months Ended June 30, 2020
Volatility	39.0% to 39.3%
Expected life	5.6 to 5.9 years
Risk-free rate	0.5%
Fair value per unit	$21.00
We estimated the future stock price volatility based on the volatility of a set of publicly traded comparable companies with a look back period consistent with the expected life. The estimated life for the units was based on the expected hold period of private equity owners. The risk-free rate is based on the rate for a U.S. government security with the same estimated life at the time of grant.
HoldCo Units
Unvested HoldCo Unit activity was as follows during the periods indicated:

	Six Months Ended June 30, 2020
	HoldCo Units	Weighted Average Grant Date Fair Value
Unvested at beginning of period	—	$—
Effect of Reorganization Transactions and IPO	1,332,239	$8.98
Vested	(35,758)	$5.43
Forfeited	(6,262)	$12.77
Unvested at June 30, 2020	1,290,219	$9.06
OpCo Units
OpCo Unit activity was as follows during the periods indicated:

	Six Months Ended June 30, 2020		Six Months Ended June 30, 2019
	OpCo Units	Weighted Average Grant Date Fair Value	OpCo Units
Unvested at beginning of period	228,819	$1.72	441,681
Effect of Reorganization Transactions and IPO	(6,909)	$10.48	—
Vested	(162,218)	$1.72	(118,867)
Forfeited	(59,692)	$0.68	—
Unvested at June 30, 2020	—	$—	322,814
Class P Units
Class P Units were issued under both the prior and current LLC agreement of ZoomInfo OpCo. Class P Unit activity was as follows during the periods indicated:

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83

Note 15 - Equity-based Compensation (continued)

	Six Months Ended June 30, 2020		Six Months Ended June 30, 2019
	Class P Units	Weighted Average Participation Threshold	Class P Units
Unvested at beginning of period	16,893,603	$6.19	5,716,467
Effect of Reorganization Transactions and IPO	(1,950,930)	$7.01	—
Granted	642,500	$21.00	7,376,918
Vested	(3,504,844)	$5.77	—
Forfeited	(343,289)	$6.56	—
Unvested at June 30, 2020	11,737,040	$6.31	13,093,385

In June 2019, ZoomInfo OpCo expanded its employee incentive programs under a newly-formed upper tier entity DiscoverOrg Management Holdings, LLC (“Management Holdings”), established to issue Incentive Units to employees of the Company. Through this newly formed upper tier entity, Class P Units were issued by Management Holdings to employees, directors, and consultants or advisors of the Company, and ZoomInfo OpCo issued corresponding Class P Units to Management Holdings. The cancellation or forfeiture of any Management Holdings’ Class P Units automatically results in a cancellation of an equal number of ZoomInfo OpCo’s Class P Units. Management Holdings was subsequently merged with and into ZoomInfo HoldCo in connection with the Reorganization Transactions and IPO.
On June 3, 2020 concurrent with the pricing of the IPO, the Company granted additional Class P Units. The fair value of these Class P Units was determined using the Black-Scholes option pricing model with the following assumption ranges and fair value per unit:

	Six Months Ended June 30,
	2020	2019
Volatility	39.9%	40.4% to 41.2%
Expected life	6.5 to 6.8 years	4 years
Risk-free rate	0.5%	1.8% to 2.5%
Fair value per unit	$21.00	$5.20 to $9.04
We estimated the future stock price volatility based on the volatility of a set of publicly traded comparable companies with a look back period consistent with the expected life. The estimated life for the units was based on the expected holding period of private equity owners. The risk-free rate is based on the rate for a U.S. government security with the same estimated life at the time of grant.
LTIP Units
LTIP Unit activity was as follows during the periods indicated:

	Six Months Ended June 30, 2020
	LTIP Units	Weighted Average Participation Threshold
Unvested at beginning of period	—	$—
Granted	47,620	$21.00
Unvested at June 30, 2020	47,620	$21.00

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83

Note 15 - Equity-based Compensation (continued)
HSKB Incentive Units
The founders of the Company previously contributed membership units of ZoomInfo OpCo into an upper tier entity, HSKB Funds, LLC, which is controlled by the co-founder and current CEO of the Company (“HSKB Manager”). In connection with the Reorganization Transactions, HSKB was reorganized into HSKB I and HSKB II (together, “HSKB”), with HSKB I owning OpCo Units and HSKB II owning HoldCo Units. HSKB may issue LLC units to employees of the Company (“HSKB Grant”) in the form of Class 1 units and Class 2 units, with a Class 1 unit being exchangeable into one share of Class A Common Stock, and a Class 2 unit equal to any residual interests in HSKB upon liquidation. These awards are recorded in accordance with the measurement and recognition criteria of ASC 718 for awards made to non-employees.
Prior to December 2019, most HSKB Grants were issued with a performance vesting condition wherein the award vests upon the cumulative change of more than 90% of the membership interests in the Company. In December 2019, unvested HSKB Grants were modified to add an alternative vesting condition and modify the forfeiture provisions, wherein 50% of an HSKB Grant will no longer be subject to forfeiture and will be eligible to vest on the later of September 1, 2020 or two years following the award grant date, and 1/48th will no longer be subject to forfeiture and be eligible to vest on the first day of each subsequent month. This additional vesting condition (but not the forfeiture modification) is conditioned upon the ability to exchange the HSKB Units for the Class A Common Stock of the Company after an IPO. This modification affected 142 grantees at the time and resulted in an increase in unrecognized equity-based compensation cost related to the HSKB Grants of approximately $88.4 million. Upon completion of the IPO in June 2020, this performance condition was satisfied and the Company will begin to recognize compensation cost under these awards on a straight-line basis in the same manner as if the Company had paid cash in lieu of awarding the HSKB Grants, per the requirements of ASC 718.
In 2018, in connection with the Carlyle Investment described above, holders of HSKB Grants received $21.8 million in cash distributions. In addition, HSKB allocated $31.3 million to be paid over three years from 2019 to 2021 if the holder of the HSKB Grant remains employed by the Company as of the payment date. On March 31, 2020, HSKB allocated an additional $5.3 million to be paid out over four years, starting with March 31, 2020, to holders of HSKB Grants who received their grants after the March 2018 Carlyle Investment, subject to the holders continued employment by the Company. During the six months ended June 30, 2020, HSKB paid $11.3 million from allocated funds and has $12.2 million remaining that it has allocated to be paid through 2023.
HSKB Phantom Units - In December 2019, HSKB I adopted the HSKB Funds, LLC 2019 Phantom Unit Plan wherein HSKB may grant Phantom Units (“HSKB Phantom Units”) to employees of the Company. HSKB Phantom Units are recorded in accordance with the measurement and recognition criteria of ASC 718 for awards made to non-employees. HSKB Phantom Units represent the economic equivalent of one Class A Common Share in the Company and generally have the same vesting and forfeiture conditions as the modified HSKB Grants (see HSKB Incentive Units above). In connection with the Reorganization Transactions, all HSKB Phantom Units were moved from HSKB I to HSKB II. Within 30 days of the later of the date upon which a Phantom Unit vests and the date that HSKB II is capable of making an exchange of a corresponding ZoomInfo HoldCo Common Unit for Class A Common Stock, HSKB II must settle the HSKB Phantom Unit in exchange for either (1) cash or (2) Class A Common Stock as determined by the HSKB Manager, in each case, equal to the fair market value of such Common Unit at the time of such exchange.
The HSKB Incentive Units and HSKB Phantom Units both have time-based vesting conditions that were conditional upon the completion of an IPO. In addition, there were four Class P Unit grants with vesting that accelerated upon completion of an IPO. As a result, in the quarter ended June 30, 2020, the Company recognized an additional $57.6 million of expense attributable to the service period already elapsed on HSKB Incentive Units and HSKB Phantom Units, plus the acceleration of vesting on select Class P Units. Including this extra charge as a result

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83

Note 15 - Equity-based Compensation (continued)
of completing the IPO, compensation expense incurred from all the equity-based incentive awards described above was the following (in millions):

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
	(unaudited)		(unaudited)
Cost of service and Operating expenses include equity-based compensation expenses as follows:
Cost of service	$15.3	$0.7	$17.0	$1.9
Sales and marketing	32.0	1.4	38.4	4.1
Research and development	8.5	2.6	10.1	2.9
General and administrative	8.7	1.3	10.3	2.7
Total equity-based compensation expense	$64.5	$6.0	$75.8	$11.6

As of June 30, 2020, unamortized equity-based compensation costs related to each equity-based incentive award described above is the following:

	Amount	Weighted Average Remaining Service Period (years)
Restricted Stock Units	$10.3	3.2
Class A Common Stock Options	1.6	3.0
HoldCo Units	9.2	2.9
Class P Units	30.4	2.5
LTIP Units	1.0	4.4
HSKB Incentive Units	96.4	2.2
HSKB Phantom Units	5.7	3.0
Total unamortized equity-based compensation cost	$154.6	2.4

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Note 16 - Income Taxes
The Company recorded $12.9 million and $1.4 million of income tax benefit for the three months ended June 30, 2020 and 2019, respectively, and $13.3 million and $4.7 million for the six months ended June 30, 2020 and 2019, respectively. The Company’s estimated effective tax rate for the six months ended June 30, 2020 was 17.6%. The Company’s estimated annual effective tax rate is less than the statutory rate of 21.0% primarily because the Company is not liable for income taxes on the portion of earnings that are attributable to non-controlling interest.
As a result of the IPO, the Company recorded a change in the net deferred tax asset position, net of valuation allowance, of $276.0 million, which primarily consisted of the Company’s outside basis differences in its partnership subsidiaries, resulting in a deferred tax asset position of $211.9 million.
In assessing the realizability of deferred tax assets, including the deferred tax assets recorded as a result of the IPO and current year operations, management determined that it was more likely than not that the deferred tax assets will be realized. In addition, the Company has assessed the need for valuation allowances on indefinite lived assets recorded at its lower tier subsidiaries. As of the result, the Company has recorded a valuation allowance of $119.0 million related to the indefinite outside basis in the corporate stock of its wholly owned subsidiary.
The Coronavirus Aid, Relief, and Economic Security (CARES) Act was signed into law on March 27, 2020. The Act contained several retroactive corporate tax provisions, including modifications to net operating loss application and the Section 163(j) limitation on business interest expense. Under U.S. GAAP, the effect of a change in tax law is recorded discretely as a component of the income tax provision related to continuing operations in the period of enactment. The act did not have a material impact on the income tax benefit or the deferred taxes of the Company for the three and six months ended June 30, 2020.
The Company does not believe it has any significant uncertain tax positions and therefore has no unrecognized tax benefits as of June 30, 2020, that if recognized, would affect the annual effective tax rate.
Tax Receivable Agreement
The Company expects to obtain an increase in its share of the tax basis in the net assets of ZoomInfo HoldCo when OpCo Units and HoldCo Units are exchanged by Pre-IPO OpCo Unitholders and Pre-IPO OpCo Unitholders, respectively. The Company intends to treat any redemptions and exchanges of HoldCo Units and OpCo Units as direct purchases for U.S. federal income tax purposes. These increases in tax basis may reduce the amounts that it would otherwise pay in the future to various tax authorities. They may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.
In connection with the Reorganization Transactions and the IPO, the Company entered into (i) the Exchange Tax Receivable Agreement with certain of our Pre-IPO OpCo Unitholders and (ii) the Reorganization Tax Receivable Agreement with the Pre-IPO Blocker Holder (collectively, the “Tax Receivable Agreements”). The Tax Receivable Agreements provide for the payment by ZoomInfo Technologies Inc. of 85.0% of the amount of any tax benefits that ZoomInfo Technologies Inc. actually realizes, or in some cases is deemed to realize, as a result of (i) increases in ZoomInfo Technologies Inc.’s share of the tax basis in the net assets of ZoomInfo HoldCo resulting from any redemptions or exchanges of HoldCo Units or OpCo Units, (ii) tax basis increases attributable to payments made under the Tax Receivable Agreements, and (iii) deductions attributable to imputed interest pursuant to the Tax Receivable Agreements (the ‘‘TRA Payments”). The Company expects to benefit from the remaining 15.0% of any of cash savings, if any, that it realizes.
As of June 30, 2020, the Company had a liability of $109.4 million related to its projected obligations under the Tax Receivable Agreements. Tax Receivable Agreements related liabilities are classified as current or noncurrent based on the expected date of payment and are included in our consolidated balance sheets under the captions Current portion of tax receivable agreements liability and Tax receivable agreements liability, net of current portion, respectively.

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Independent Auditor's Report
To the Board of Directors
Zoom Information, Inc. and Subsidiaries
Report on the Financial Statements
We have audited the accompanying financial statements of Zoom Information, Inc. and Subsidiaries (the Company), which comprise the balance sheets as of January 31, 2019 and December 31, 2018, the related statements of operations, convertible preferred stock and stockholders’ equity and cash flows for the period from January 1, 2019 through January 31, 2019 and for the year ended December 31, 2018, and the related notes to the financial statements (collectively, the financial statements).
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zoom Information, Inc. and Subsidiaries as of January 31, 2019 and December 31, 2018, and the results of its operations and its cash flows for the period from January 1, 2019 through January 31, 2019 and the year ended December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.
Emphasis of Matter
As discussed in Note 3 to the financial statements, the Company has changed its method of accounting for revenue effective January 1, 2019 due to the adoption of Accounting Standards Codification 606, Revenue from Contracts with Customers. Our opinion is not modified with respect to this matter.

/s/ RSM US LLP

Boston, Massachusetts
November 22, 2019

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Zoom Information, Inc. and Subsidiaries
Consolidated Balance Sheets
January 31, 2019 and December 31, 2018

	2019	2018
Assets
Current assets:
Cash and cash equivalents	$10,873,046	$9,691,793
Accounts receivable, net	21,614,693	28,204,910
Income tax receivable	1,017,936	1,017,936
Prepaid expenses and other current assets	5,152,429	6,986,862
Capitalized commissions	3,585,122	—
Total current assets	42,243,226	45,901,501

Property and equipment, net	5,725,173	944,516
Intangible assets, net	55,187,215	56,004,377
Goodwill	168,916,468	168,916,468
Other assets	1,410,408	1,408,765
Total assets	$273,482,490	$273,175,627
Liabilities, Convertible Preferred Stock and Stockholders’ Equity
Current liabilities:
Accounts payable	$1,118,101	$2,250,947
Accrued expenses	4,151,226	6,975,959
Deferred revenue	65,782,029	64,832,159
Current maturities of long-term debt	1,431,000	1,431,000
Total current liabilities	72,482,356	75,490,065

Deferred revenue, less current portion	2,481,803	2,702,845
Deferred tax liability	9,469,299	8,921,988
Long-term debt, less current portion	132,389,234	132,323,669
Total liabilities	216,822,692	219,438,567
Convertible Preferred stock:
Series 1 convertible preferred stock: $0.02 par value; 80,000,000 shares designated; 53,944,487 shares issued and outstanding at January 31, 2019 and December 31, 2018, respectively (liquidation value of $90,074,418 as of January 31, 2019)	1,078,890	1,078,890
Stockholders’ equity:
Common stock:
Series A: $0.02 par value; 37,763,000 shares designated; 7,319,897 shares issued and outstanding at January 31, 2019 and December 31, 2018, respectively	146,398	146,398
Series B: $0.01 par value; 54,959,650 shares designated; 175,840 and 162,240 issued and outstanding at January 31, 2019 and December 31, 2018, respectively	1,758	1,622
Additional paid-in-capital	78,907,423	78,854,320
Accumulated deficit	(23,474,671)	(26,344,170)
Total stockholders’ equity	56,659,798	53,737,060
Total liabilities and stockholders’ equity	$273,482,490	$273,175,627
See notes to financial statements.

CONFIDENTIAL TREATMENT REQUESTED
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Zoom Information, Inc. and Subsidiaries
Statements of Operations
Period from January 1, 2019 through January 31, 2019 and the Year Ended December 31, 2018

	2019	2018
Revenue	$9,693,329	$72,467,948
Operating expenses:
Cost of revenue	926,744	9,076,689
Sales and marketing	3,338,127	40,259,914
Research and development	1,663,534	13,093,595
General and administrative	1,584,180	16,307,450
Depreciation and amortization	530,367	2,660,523
Loss on share redemption obligation	—	14,087,015
Gain on sale of property and equipment	—	72,943
Total operating expenses	8,042,952	95,558,129

Income (loss) from operations	1,650,377	(23,090,181)
Other income (expense):
Other income, net	19,307	54,066
Interest expense	(1,024,625)	(9,348,733)
Income (loss) before income taxes	645,059	(32,384,848)
Income tax benefit	(136,228)	(4,912,625)
Net income (loss)	$781,287	$(27,472,223)
See notes to financial statements.

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Zoom Information, Inc. and Subsidiaries
Statements of Convertible Preferred Stock and Stockholders’ Equity
Period from January 1, 2019 through January 31, 2019 and the Year Ended December 31, 2018

	Series 1 Convertible Preferred Stock		Common Stock				Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity
			Series A		Series B
	Number of Shares	$0.02 Par Value	Number of Shares	$0.02 Par Value	Number of Shares	$0.01 Par Value
Balance at December 31, 2017	53,944,487	$1,078,890	7,319,897	$146,398	—	$—	$78,193,658	$1,128,053	$80,546,999
Exercise of stock options	—	—	—	—	162,240	1,622	92,477	—	94,099
Stock-based compensation	—	—	—	—	—	—	568,185	—	568,185
Net loss	—	—	—	—	—	—	—	(27,472,223)	(27,472,223)
Balance at December 31, 2018	53,944,487	1,078,890	7,319,897	146,398	162,240	1,622	78,854,320	(26,344,170)	53,737,060
Cumulative impact from the adoption of ASU No. 2014-19 (Note 3)	—	—	—	—	—	—	—	2,088,212	2,088,212
Exercise of stock options	—	—	—	—	13,600	136	7,752	—	7,888
Stock-based compensation	—	—	—	—	—	—	45,351	—	45,351
Net income	—	—	—	—	—	—	—	781,287	781,287
Balance at January 31, 2019	53,944,487	$1,078,890	7,319,897	$146,398	175,840	$1,758	$78,907,423	$(23,474,671)	$56,659,798
See notes to financial statements.

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Zoom Information, Inc. and Subsidiaries
Statements of Cash Flows
Period from January 1, 2019 through January 31, 2019 and the Year Ended December 31, 2018

	2019	2018
Cash flows from operating activities:
Net income (loss)	$781,287	$(27,472,223)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Stock-based compensation	45,351	568,185
Depreciation and amortization	1,158,171	10,116,527
Amortization of debt issuance costs	65,565	537,814
Loss on share redemption obligation	—	14,087,015
Gain on sale of property and equipment	—	(72,943)
Deferred income taxes	(208,911)	(5,329,772)
Changes in operating assets and liabilities:
Accounts receivable, net	6,590,217	(15,771,980)
Income tax receivable	—	(1,017,936)
Prepaid expenses	1,834,433	(2,946,204)
Capitalized commissions	(536,565)	—
Other assets	(1,643)	(1,211,167)
Accounts payable	(1,132,846)	228,383
Accrued expenses	(2,824,733)	3,707,293
Deferred revenue	292,916	44,858,243
Net cash provided by operating activities	6,063,242	20,281,235
Cash flows from investing activities:
Purchases of property and equipment	(4,889,877)	(762,615)
Proceeds from sale of property and equipment	—	130,000
Settlement of share redemption obligation	—	(55,999,015)
Acquisitions, net of cash acquired (Note 4)	—	(14,675,796)
Net cash used in investing activities	(4,889,877)	(71,307,426)
Cash flows from financing activities:
Proceeds from long-term borrowings	—	63,100,000
Principal payments on long-term debt	—	(6,082,750)
Payments of debt issuance costs	—	(1,576,079)
Proceeds from exercise of stock options	7,888	94,099
Net cash provided by financing activities	7,888	55,535,270
Increase in cash and cash equivalents	1,181,253	4,509,079
Cash and cash equivalents, beginning of period	9,691,793	5,182,714
Cash and cash equivalents, end of period	$10,873,046	$9,691,793

Supplemental disclosure of noncash activities:
Cash paid for interest	$—	$8,738,030
Cash paid for income taxes	$—	$2,286,699
See notes to financial statements.

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Zoom Information, Inc. and Subsidiaries
Notes to Audited Consolidated Financial Statements

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Note 1 - Description of Business
Zoom Information, Inc. (ZoomInfo or the Company) was incorporated in March 2000 as a Delaware corporation. ZoomInfo provides business information to sales, marketing and recruiting professionals to help them find, qualify and close business more efficiently. The Company is headquartered in Waltham, Massachusetts and has offices in Michigan, Israel and Russia.
The Company is subject to risks common to technology companies in similar stages of development including, but not limited to, the need for successful development of new technology, development of markets and distribution channels, raising sufficient capital to support operations, protection of proprietary technology, dependence on key personnel, fluctuations in operating results and risks associated with changes in information technology.
Note 2 - Summary of Significant Accounting Policies
Basis of presentation: The financial statements have been prepared in accordance with accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) to ensure financial condition, results of operations, and cash flows are consistently reported. References to GAAP issued by the FASB in these footnotes are to the FASB Accounting Standards Codification (FASB ASC).
Principles of consolidation: The accompanying consolidated financial statements include the accounts of Zoom Information, Inc. and its wholly-owned subsidiaries, Datanyze, Inc., Datanyze Rus, LLC and Zoom Information Israel Ltd. All significant intercompany accounts and transactions have been eliminated upon consolidation.
Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the net realizable value of accounts receivable, revenue recognition, useful lives of property and equipment, accrued liabilities, purchase price allocation and valuation of goodwill and intangible assets, stock-based compensation and accounting for deferred income taxes.
Foreign currency: The Company’s foreign operations include contractual obligations denominated in foreign currencies, as well as financial assets and liabilities denominated in foreign currencies. The Company is subject to exposure should exchange rates fluctuate. The Company’s consolidated financial statements are presented in United States Dollars.
The functional currency of the Company’s foreign subsidiaries in Russia and Israel is the United States Dollar. The Company remeasures monetary assets and liabilities from the local currency to the United States Dollar at exchange rates in effect at the end of each period. Nonmonetary assets and liabilities are remeasured at historical rates. Income statement accounts are remeasured at monthly average rates for the year. Gains and losses from remeasurement are included in other income (expense) in the consolidated statements of operations.
Cash and cash equivalents: The Company considers such highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents.
Concentrations of credit risk and significant customers: Bank deposit accounts in the United States are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company maintains its cash and cash equivalents in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and management believes it is not exposed to significant credit risk. During the period from January 1, 2019 through January 31, 2019 and the year ended December 31, 2018, there were no individual customers that represented greater than 10% of the Company’s revenue. As of January 31, 2019 and December 31, 2018, there were no individual customers with an outstanding balance greater than 10% of accounts receivable.

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Note 2 - Summary of Significant Accounting Policies (continued)
Accounts receivable: The Company accounts for trade receivables at original invoiced amounts less any allowance for doubtful accounts based on the probability of future collection. The Company provides an allowance for doubtful accounts based upon past loss experience, known and inherent risks in the accounts, adverse situations that may affect a customers’ ability to repay, and current economic conditions. The Company writes off accounts receivable against the allowance when a balance is determined to be uncollectible. The allowance for doubtful accounts was $383,796 and $365,127 at January 31, 2019 and December 31, 2018, respectively.
Property and equipment: Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets or, where applicable and if shorter, over the lease term. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting (gain) or loss is credited or charged to income. Repairs and maintenance costs are expensed as incurred. Depreciation is provided for by the straight-line method over estimated useful lives as follows:

Computer software and equipment	3 years
Leasehold improvements	3 years
Furniture and fixtures	5 years
Goodwill and intangible assets: The Company accounts for business combinations pursuant to FASB ASC 805, Business Combinations (ASC 805). Goodwill in such acquisitions represents the excess of the cost of a business acquired over the net of the amounts assigned to assets acquired, including identifiable intangible assets and liabilities assumed. The guidance specifies criteria to be used in determining whether intangible assets acquired in a business combination must be recognized and reported separately from goodwill. Amounts assigned to goodwill and other identifiable intangible assets were determined with the assistance of an independent appraiser through established valuation techniques.
In accordance with FASB ASC 350, Intangibles-Goodwill and Other, the Company conducts an impairment evaluation for goodwill at least annually, or more frequently, if events or changes in circumstances indicate that an asset might be impaired. The Company performed the assessment concluding no impairment noted for the period from January 1, 2019 to January 31, 2019 and the year ended December 31, 2018.
Debt financing costs: Costs incurred related to the financing of long-term debt are netted against the debt and amortized over the remaining life of the related debt offering. Costs associated with the terms loan are amortized using the straight-line method. Amortization expense is recorded as a component of interest expense.
Impairment of long-lived assets: Long-lived assets include property and equipment, definite lived intangible assets and capitalized software development costs. Long-lived assets are reviewed by management for impairment whenever events or changes in business circumstances indicate that the carrying amount of assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of undiscounted cash flows to the recorded value of the asset. If any impairment is indicated, the asset is written down to its estimate fair value determined on a discounted cash flow basis. For the period from January 1, 2019 through January 31, 2019 and the year ended December 31, 2018, the Company does not believe any impairment of its long-lived assets has occurred.
Revenue recognition (FASB ASC 605): The Company derives revenue by providing software as a service (SaaS) to the customer in which the customer does not have the rights to the software license itself but can use the hosted software for the contracted term. As a result, the Company recognizes revenue from these arrangements in accordance with FASB ASC Topic 605, “Revenue Recognition” during the year ended December 31, 2018. In accordance with the guidance, the Company accounts for its customer arrangements as service contracts.
Revenue is recognized only when persuasive evidence of an arrangement exists, the fee is fixed or determinable, the product or service has been delivered, and collectability of the resulting receivable is probable.
During the year ended December 31, 2018, SaaS revenue was recognized ratably over the term of the related contract, assuming all revenue recognition criteria had been met. SaaS fees are paid by customers for rights to access the Company’s online search technology and database of business people and companies pursuant to subscription

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Note 2 - Summary of Significant Accounting Policies (continued)
agreements with defined terms. The Company’s subscription agreements also generally provide an annual level of usage for the ability to generate lists and data append services. These contracts also provide the rate at which the customer must pay for usage above and beyond the annual allowable level. Any excess over the annual level of usage requires the customer to pay an additional fee and associated revenue from the ability to use these additional lists or data append services is recognized ratably over the period of availability. Remaining usage expires upon the expiration of the subscription term to the extent unused. Revenue for the annual usage fee is recognized ratably over the subscription term as the pattern of performance is not determinable.
Deferred revenue represent amounts billed or received in advance of satisfying the revenue recognition policy described above and includes $8,232,322 that is included in both accounts receivable and deferred revenue at December 31, 2018, respectively. The Company believes that it has an enforceable collection right pursuant to the related contracts.
Revenue recognition (FASB ASC 606): During the period from January 1, 2019 through January 31, 2019, the Company adopted ASU 2014-09, “Revenue from Contracts with Customers” (ASC 606). The Company adopted ASC 606 on January 1, 2019 utilizing the modified retrospective method which requires the standard to be adopted for the period beginning January 1, 2019 with no change to the year ended December 31, 2018. Results for the period from January 1, 2019 through January 31, 2019 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported under accounting standards in effect for the prior periods. The Company recorded an adjustment to accumulated deficit on January 1, 2019 due to the cumulative impact of adopting ASC 606. See Note 3 for the required disclosures related to the impact of adopting this standard.
In accordance with ASC 606, revenue is recognized when a customer obtains control of promised goods and services. ASC 606 requires disclosures of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.
The core principle of the standard is to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expect to be entitled in exchange for those goods or services. To achieve that core principle, the Company applies the following five step model:
1.Identify the contract with the customer;
2.Identify the performance obligations in the contract;
3.Determine the transaction price;
4.Allocate the transaction price to the performance obligations in the contract; and
5.Recognize revenue when (or as) each performance obligation is satisfied.
The Company generally recognizes revenue for subscription contracts ratably over the contractual term, beginning on the date that the service is made available to the customer. Deferred revenue results from amounts billed to customers in advance or cash received from customers in advance of the satisfaction of performance obligations.
The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring goods and services to the customer. Revenue is recorded based on the transaction price, which includes estimates of variable consideration. The amount of variable consideration included in the transaction price is constrained and is included only to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The Company recorded variable consideration of $98,000 during the period from January 1, 2019 through January 31, 2019. The Company recorded a $435,912 adjustment to accumulated deficit related to variable consideration upon adoption of ASC 606 (Note 3).
Deferred revenue represent amounts billed or received in advance of satisfying the revenue recognition policy described above and includes $2,886,392 that is included in both accounts receivable and deferred revenue at January 31, 2019. The Company believes that it has an enforceable collection right pursuant to the related contracts.

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Note 2 - Summary of Significant Accounting Policies (continued)
Contract costs: During the period from January 1, 2019 through January 31, 2019, the Company adopted FASB ASC 340-40 - Other Assets and Deferred Costs—Contracts with Customers as part of the ASU 2014-09. Sales commissions paid to sales personnel are considered incremental and recoverable costs of obtaining a contract with a customer. Sales commissions for initial contracts are capitalized and amortized on a straight-line basis over three years which represents the expected benefit period of the associated contracts. The Company determines the period of benefit by taking into consideration the historical and expected durations of customer contracts, the expected useful life of the technology, and other factors. Sales commissions for renewal contracts are generally deferred and amortized on a straight-line basis over the related contractual renewal period, which is generally one year. Amortization expense related to capitalized commissions is included as a component of sales and marketing expense in the accompanying consolidated statement of operations. Total capitalized commissions as of January 31, 2019 were $3,585,122. Prior to adoption of FASB ASC 340-40, sales commissions were expensed as incurred.
The Company recorded an adjustment to accumulated deficit on January 1, 2019 due to the cumulative impact of adopting ASC 340-40 of $3,280,346. During the period from January 1, 2019 through January 31, 2019, the Company capitalized commissions of $536,565 and recorded amortization expense of $231,789. See Note 3 for required disclosures related to the impact of adopting this standard.
The Company applies a practical expedient to expense costs as incurred for costs to obtain a contract when the amortization period is one year or less.
Advertising costs: Costs related to advertising are expensed as incurred. Advertising costs include tradeshows, promotional items, marketing consultants, and direct marketing. For the period from January 1, 2019 through January 31, 2019 and the year ended December 31, 2018, total advertising expenses were $164,759 and $2,771,005, respectively.
Research and development costs and software development costs: Research and development costs are expensed as incurred except for internal software development costs that qualify for capitalization. Research and development costs consist of personnel costs for the design, deployment, testing and enhancement of the Company’s technology. For development costs related to the Company’s cloud-based service, the Company capitalizes costs incurred during the application development stage. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. The Company did not incur any material qualifying costs during the application development stage during the period from January 1, 2019 through January 31, 2019 or the year ended December 31, 2018. Costs charged to expense relating to research and development totaled $1,663,534 and $13,093,595 for the period from January 1, 2019 through January 31, 2019 and the year ended December 31, 2018, respectively.
Stock-based compensation: The Company accounts for equity-based employee compensation arrangements in accordance with ASC 718, Compensation-Stock Compensation. The Company records stock-based compensation expense based on the estimated fair value of the equity instrument using the Black-Scholes option pricing model to determine the weighted-average fair value of options granted. In accordance with ASC 718, the Company recognizes the compensation cost of stock-based awards on a straight-line basis over the requisite service period.
Redeemable stock: On August 11, 2017, the Company entered into a Securities Purchase Agreement (the Agreement) with GHP Zoom Investor LLC (Parent Company), an affiliate of Great Hill Equity Partners VI LP (Acquirer), for the acquisition of 55% of the Company’s equity interest through a leverage recapitalization transaction (Recapitalization). In connection with the close of the Recapitalization, the Company agreed to a mandatory repurchase of certain shares of stock at a specified future date. The Company agreed to purchase and the shareholders agreed to sell the shares of Series A Common Stock (Mandatorily Redeemable Equity Securities) at a date no later than July 31, 2018 (Mandatory Redemption Date) at a price per share determined based on a multiple of billings for the 12 month period ended June 30, 2018. Consistent with the guidance in ASC 480, Distinguishing Liabilities from Equity, the Mandatorily Redeemable Equity Securities are recognized as a liability and measured at fair value on the date of issuance. Subsequent measurement of the liability for the Mandatorily Redeemable Equity Securities is fair value. The Company recorded a share redemption liability of $41,912,000 at December 31, 2017. During the year ended December 31, 2018, the Company repurchased 17,079,761 shares of Mandatorily Redeemable Equity Securities for total cash consideration of $55,999,015. As a result, during the year ended

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Note 2 - Summary of Significant Accounting Policies (continued)
December 31, 2018, the Company recorded a loss of $14,087,015 upon purchase of Mandatorily Redeemable Equity Securities.
Income taxes: The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based upon differences between financial reporting and tax basis of assets and liabilities and for net operating loss carryforwards, measured using the enacted tax rates and laws that will be in effect when differences are expected to reverse. Valuation allowances are provided, if based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.
The Company follows the provisions of applicable accounting standards relative to accounting for uncertainties in tax positions. Under these provisions, the Company recognizes the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax positions as well as the consideration of available facts and circumstances.
Recent accounting pronouncements:
Recently Adopted Accounting Pronouncements
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2018. The Company adopted ASC 606 on January 1, 2019 using the modified retrospective method. Under this approach, the new standard applies to all new contracts initiated on or after January 1, 2019. For existing contracts that had remaining obligations as of January 1, 2019, any difference between the recognition criteria in ASC 606 and the Company’s legacy revenue recognition practices was recognized using a cumulative effect adjustment to the opening balance of accumulated deficit (Note 3).
In March 2016, the FASB issued ASU 2016-09, Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (ASU 2016-09). ASU 2016-09 simplifies several aspects of the accounting for equity-based payment awards, including: (a) the income tax consequences, (b) classification of the awards as either equity or liabilities, (c) classification on the statement of cash flows and (d) accounting for forfeitures as they occur. ASU 2016-09 is effective for final financial statement periods beginning after December 15, 2017. The Company adopted this guidance during the year ended December 31, 2018. The adoption of this guidance did not materially impact the financial statements (Note 11).
Recent Accounting Pronouncements Not Yet Adopted
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company did not evaluate the impact of adopting the guidance due to the sale of the Company as disclosed within Note 15.
In January 2017, the FASB issued ASU No. 2017-04, Intangibles-Goodwill and Other (Topic 350), which eliminates the requirement to compare the implied fair value of reporting unit goodwill with the carrying amount of that goodwill (commonly referred to as Step 2) from the goodwill impairment test. The new standard does not change how a goodwill impairment is identified. The Company will continue to perform quantitative and qualitative goodwill impairment test by comparing the fair value of each reporting unit to its carrying amount, but if the

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Note 2 - Summary of Significant Accounting Policies (continued)
Company is required to recognize a goodwill impairment charge, under the new standard the amount of the charge will be calculated by subtracting the reporting unit’s fair value from its carrying amount. Under the prior standard, if the Company were required to recognize a goodwill impairment charge, Step 2 required to calculate the implied value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination and the amount of the charge was calculated by subtracting the reporting unit’s implied fair value of goodwill from its actual goodwill balance. The new standard is effective for annual reporting periods beginning after December 15, 2021, with early adoption permitted, and should be applied prospectively from the date of adoption. The Company did not evaluate the impact of adopting the guidance due to the sale of the Company as disclosed within Note 15.
Note 3 - Revenue from Contracts with Customers
On January 1, 2019, the Company adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606), utilizing the modified retrospective method applied to those contracts that were not completed as of December 31, 2018. Results for the period from January 1, 2019 through January 31, 2019 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under accounting standards in effect for the prior period. The Company recorded a net decrease to beginning accumulated deficit of $2,088,212 on January 1, 2019. The net decrease to beginning accumulated deficit is due to an adjustment for capitalized commissions of $3,280,346 which was offset by a $435,912 adjustment to deferred revenue and a $756,222 reduction to the income tax benefit. The adjustment to deferred revenue is the result of the Company recording variable consideration.
The impact of adopting ASC 606 and ASC 340-40 during the period from January 1, 2019 through January 31, 2019 on the consolidated statement of operations is outlined below:

	As Reported	Under ASC 605	Impact of ASC 606
Revenue	$9,693,329	$9,791,329	$(98,000)
Operating expenses	8,042,952	8,347,737	(304,785)
Income from operations	$1,650,377	$1,443,592	$206,785
Loss before income taxes	$645,059	$438,274	$206,785
Income tax benefit (provision)	(136,228)	619,994	(756,222)
Net loss	$781,287	$(181,720)	$963,007
Revenue by geography is determined by the domicile of the Company’s contracting entity. All customer contracts are with the Company’s U.S. entity, therefore 100% of the Company’s revenue is designated as U.S. revenue. Due to the SaaS based nature of the Company’s service, it is possible that some of our customers use the service outside of the U.S.
All of the Company’s revenue is recognized over time based on the contractual term of the SaaS offering.
Changes in deferred revenue during the period from January 1, 2019 through January 31, 2019 were as follows:

Deferred revenue, as of January 1, 2019	$67,535,004
ASC 606 adjustments	435,912
Billings	9,986,245
Revenue recognized	(9,693,329)
Deferred revenue, January 31, 2019	$68,263,832
Note 4 - Business Combinations
Yonatan Institute- On August 27, 2018, the Company acquired 100% of Yonatan Institute for Research Ltd. (Yonatan Institute), an affiliate not under common control of the Company located in Israel. Yonatan Institute has provided services to the Company since 2012 and the seller is the founder and former Chief Executive of the Company. The Company paid $535,490 for all rights, title and interest as well as equitable shares in the subsidiary.

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Note 4 - Business Combinations (continued)
Upon consummation of the transaction, the Company changed the name of the Israel entity to Zoom Information Israel Ltd. and the former owner retained the naming rights of Yonatan Institute. The consideration consisted of a cash contribution of $203,841, net of cash acquired of $331,649.
The following summarizes the estimated fair value of assets acquired and liabilities assumed:

Current assets	$501,311
Current liabilities	(416,364)
Property and equipment	118,894
Fair value of assets acquired and liabilities assumed	$203,841
Datanyze- On September 18, 2018, the Company entered into a share purchase agreement to acquire all of the issued and outstanding shares of Datanyze, Inc. and Datanyze Rus, LLC (Datanyze) for a total purchase price of $14,471,955. The consideration consisted of a cash contribution totaling $1,863,878, net of cash acquired and proceeds from notes payable of $12,608,077 (Note 7). Datanyze is utilizing technographic data for sales and marketing efforts to provide customers with real-time insights of a company’s technology choices and buying signals.
The Company, with the assistance of external valuation specialists, allocated the purchase price to its identifiable tangible and intangible assets and liabilities, with the remaining amount classified as goodwill.
The following summarizes the estimated fair value of assets acquired and liabilities assumed:

Accounts receivable	$323,070
Prepaid expenses and other current assets	194,104
Tradenames	80,000
Developed technology	430,000
Customer relationships	1,260,000
Non-competition agreements	220,000
Accrued expenses	(650,416)
Accounts payable	(127,365)
Deferred revenue	(1,000,000)
Goodwill	13,742,562
Fair value of assets acquired and liabilities assumed	$14,471,955
Note 5 - Property and Equipment
Property and equipment consists of the following as of January 31, 2019 and December 31, 2018:

	2019	2018
Computer software and equipment	$1,766,809	$1,398,137
Leasehold improvements	1,684,108	169,537
Furniture and fixtures	3,069,958	63,324
	6,520,875	1,630,998
Less: accumulated depreciation	(795,702)	(686,482)
	$5,725,173	$944,516
Depreciation expense for the period from January 1, 2019 through January 31, 2019 and the year ended December 31, 2018 was $109,220 and $648,853, respectively. During the year ended December 31, 2018, the Company sold property and equipment for total proceeds of $130,000 and recorded a gain on the sale of $72,943.

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Note 6 - Intangible Assets and Goodwill
Intangible assets consist of the following at January 31, 2019:

	Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trade names	2-7 years	$7,114,000	$(1,496,415)	$5,617,585
Developed technology	4-7 years	52,413,000	(10,990,951)	41,422,049
Customer relationships	5-9 years	$9,379,000	$(1,424,210)	$7,954,790
Non-competition agreements	3 years	220,000	(27,209)	192,791
Total intangibles		$69,126,000	$(13,938,785)	$55,187,215
Intangible assets consist of the following at December 31, 2018:

	Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trade names	2-7 years	$7,114,000	$(1,409,343)	$5,704,657
Developed technology	4-7 years	52,413,000	(10,363,148)	42,049,852
Customer relationships	5-9 years	$9,379,000	$(1,328,034)	$8,050,966
Non-competition agreements	3 years	220,000	(21,098)	198,902
Total intangibles		$69,126,000	$(13,121,623)	$56,004,377
Amortization expense for intangible assets was $817,162 and $9,467,672 for the period from January 1, 2019 through January 31, 2019 and the year ended December 31, 2018, respectively. Of this expense, $627,804 and $7,456,004 is included in cost of revenue for the period from January 1, 2019 through January 31, 2019 and the year ended December 31, 2018, respectively, with the remainder included within depreciation and amortization in the accompanying consolidated statements of operations.
Based on the current amount of intangible assets subject to amortization, the amortization expense for each of the succeeding years is as follows:

2019	$8,988,782
2020	9,795,035
2021	9,744,647
2022	9,662,750
2023	9,512,618
Thereafter	7,483,383
$55,187,215
The changes in intangible assets subject to amortization were as follows as of December 31, 2018 and January 31, 2019:

Balance as of December 31, 2017	$63,482,049
Addition of Datanyze intangible assets	1,990,000
Amortization expense	(9,467,672)
Balance as of December 31, 2018	56,004,377
Amortization expense	(817,162)
Balance as of January 31, 2019	$55,187,215

93

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Note 6 - Intangible Assets and Goodwill (continued)
Goodwill consisted of the following as of December 31, 2018 and January 31, 2019:

Balance as of December 31, 2017	$155,173,906
Acquisition of Datanyze	13,742,562
Balance as of December 31, 2018 and January 31, 2019	$168,916,468
Note 7 - Long-Term Debt
On August 11, 2017, the Company entered into a credit agreement (Credit Agreement) which consisted of a $80,000,000 term loan (Term Loan) and a $5,000,000 revolving commitment (Revolver). The maturity date of the Credit Agreement is August 10, 2022, and contains various covenants, restrictions and provisions. The interest rate per annum of the Term Loan is variable and based upon Base Rate Loans or LIBOR Loans. The applicable margin is 5% per annum on Base Rate Loans and 6% per annum on LIBOR Loans. The Base Rate refers to the greater of the Prime Rate; the sum of the Federal Funds Rate + .5%; 1-month LIBOR plus the difference of the applicable margin for LIBOR Loans (6%) and the applicable market for Base Loans (5%); and 2% per annum. The LIBOR rate refers to the greater of a rate equal to the offered rate for deposits for the applicable interest period as selected by the borrower and 1%. In the event of a default, the applicable margin shall be increased by 2%. The Revolver bears a commitment fee equal to 0.5% per annum calculated on 360 day year, for the balance upon which the revolving loan commitment exceeds the average daily revolving outstanding balance. The Credit Agreement requires quarterly principal payments on the Term Loan. Repayment of the Term Loan is at an aggregate principal amount equal to 0.25% of the principal on the close date, due and payable on the last business date of each calendar quarter, with payments commencing the last day of September 2017. Repayment of the Revolver is due in full on the termination date of the Revolver. The Company incurred origination costs of $1,987,500 which were recorded as a debt discount and are being expensed over the term of the Credit Agreement.
On July 10, 2018, the Company amended its Credit Agreement (First Credit Amendment). The First Credit Amendment increased the outstanding Term Loan from $80,000,000 to $130,000,000. The proceeds from the First Credit Amendment were utilized for the settlement of the share redemption obligation (Note 2). The First Credit Amendment matures on August 10, 2022, requires quarterly payment of 0.25% of the aggregate principal outstanding and requires the Company to maintain various covenants, restrictions and provisions. The First Credit Amendment was considered a debt modification in accordance with FASB ASC 405-20, Liabilities/Extinguishment of Liabilities and FASB ASC 470-50, Debt-Modifications and Extinguishments. As a result of the modification, the Company incurred additional financing costs directly to the lender of $1,085,000 which were recorded as a debt discount.
On September 19, 2018, the Company amended its Credit Agreement (Second Credit Amendment). The Second Credit Amendment increased the outstanding Term Loan from $130,000,000 to $143,100,000. The proceeds from the Second Credit Amendment were utilized to fund the Company’s acquisition of Datanyze (Note 4). The Second Credit Amendment matures on August 10, 2022, requires quarterly payment of 0.25% of the aggregate principal outstanding and requires the Company to maintain various covenants, restrictions and provisions. The Second Credit Amendment was considered a debt modification in accordance with FASB ASC 405-20, Liabilities/Extinguishment of Liabilities and FASB ASC 470-50, Debt-Modifications and Extinguishments. As a result of the modification, the Company incurred additional financing costs directly to the lender of $491,923 which were recorded as a debt discount.
At January 31, 2019 and December 31, 2018, the Company had $0 outstanding on the Revolver and $136,617,250 outstanding on the Term Loan. During the year ended December 31, 2018, the Company made an excess cash flow payment of $5,000,000 on the outstanding principal. No principal payments were made during the period from January 1, 2019 through January 31, 2019. The interest rate on the Term Loan as of January 31, 2019 was 8.80%.
During the period from January 1, 2019 through January 31, 2019 and the year ended December 31, 2018, the Company recorded non-cash interest expense related to the amortization of the debt discount of $65,565 and $537,814, respectively.

CONFIDENTIAL TREATMENT REQUESTED
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Note 7 - Long-Term Debt (continued)
Future minimum contractual principal payment obligations due per the Company’s credit agreements are as follows as of January 31, 2019:

Years Ending December 31,
2019	$1,431,000
2020	1,431,000
2021	1,431,000
2022	132,324,250
Total	136,617,250
Less: current portion of notes payable	(1,431,000)
Less: unamortized debt discount	(2,797,016)
Notes payable, net of current portion	$132,389,234
Note 8 - Related Party Transactions
During the year ended December 31, 2018, the Company paid a $50,000 management fee to certain holders of Preferred Stock. No management fees were paid during the period from January 1, 2019 through January 31, 2019. Prior to the acquisition of Yonatan Institute (Note 4), the Company paid $3,131,691 during the year ended December 31, 2018 for consulting and management services to Yonatan Institute which was owned by an entity that owned 12% of the Company’s common stock.
Note 9 - Preferred Stock
As of January 31, 2019, the Company had 28,333,340 shares of $0.02 par value Series C Convertible Preferred Stock (Series C Preferred), 8,533,320 shares of $0.02 par value Series A Convertible Preferred Stock (Series A Preferred) and 80,000,000 shares of $0.02 par value Series 1 Convertible Preferred Stock (Series 1 Preferred) authorized for issuance. The Company has 53,944,487 shares of Series 1 Preferred Stock outstanding and no shares of Series C Preferred or Series A Preferred outstanding as of January 31, 2019 and December 31, 2018, respectively.
Rights, preferences and privileges of the Series 1 Preferred, Series C Preferred and the Series A Preferred (collectively, the Preferred Stock) are as follows:
Voting rights:  The holders of Preferred Stock are entitled to such number of votes per share as is equal to the number of shares of common stock into which each share of such Preferred Stock could be converted.
Dividends:  The Series 1 Preferred Stock accrues dividends at a rate of 8% of the original issue price, plus previously accrued dividends, compounded annually, whether or not declared by the Board of Directors. Accrued dividends are payable only when and if declared by the Board of Directors. At January 31, 2019, accumulated (but undeclared) dividends amounted to $9,719,735. No dividends were declared or paid by the Company during the period from January 1, 2019 through January 31, 2019 or the year ended December 31, 2018.
Conversion:  Each outstanding share of Preferred Stock will convert into one share of Series V Common Stock concurrently with the closing of the earlier of the sale of all or substantially all assets of the Company, the acquisition of the Company by another entity by way of merger or consolidation such that the Company is public offering of the Company’s Common Stock in which the gross proceeds to the Company are no less than $25,000,000.
Additionally, each share of Series A Preferred is convertible into Series V Common Stock, at the option of the holder at any time upon notice to the Company. Each share of Series C Preferred and Series 1 Preferred are convertible, at the option of the holder at any time upon notice to the Company, into such number of fully paid and nonassessable shares of Series V Common Stock as is determined by dividing the base price by the respective series conversion price in effect at the time of conversion.
Liquidation:  Upon the liquidation, dissolution, or winding up of the Company holders of shares of Preferred Stock are entitled on a pari passu basis to be paid out of the assets of the Corporation available for distribution

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Note 9 - Preferred Stock (continued)
before any payment shall be made to Common Stock. Payable in an amount per share equal to the greater of (i) the applicable Original Issue Price for such series, plus any Accruing Dividends, regardless of whether they have been declared, plus any other dividends declared and unpaid, and (ii) such amount per share as would have been payable had all shares of the series of Preferred Stock been converted into Series V Common Stock at the applicable conversation rate immediately prior to the liquidation. All outstanding shares of Series A Preferred shall automatically convert to shares of Common Stock based on a deemed liquidation event as defined within the Articles of Incorporation. The Preferred Stock is classified outside of permanent equity because the underlying agreement includes a deemed liquidation provision.
Note 10 - Common Stock
As of January 31, 2019 the Company had 37,763,000 shares of $0.02 par value Series A Common Stock (Series A Common), 54,959,650 shares of $0.01 par value Series B Common Stock (Series B Common) and 237,723,310 shares of $0.02 par value Series V Common Stock (Series V Common) authorized, respectively.
The rights, preferences, and privileges of the Series A Common, Series B Common and Series V Common (collectively the Common Stock) are as follows:
Voting rights:  The holders of Series A Common and Series V Common are entitled to one vote for each share held. The Series B Common is nonvoting stock. Additionally, the affirmative vote of at least a majority of the outstanding shares of Series A Preferred Stock, Series C Preferred Stock and Series V Common Stock, counted together as one class, and, separately, a majority of Series A Common Stock, voting as a class, is required for certain stockholder actions to carry.
Conversion:  Each outstanding share of Series A Common and Series B Common will automatically convert into one share of Series V Common concurrently with the closing of the earlier of the sale of all or substantially all assets of the Company, the acquisition of the Company by another entity by way of merger or consolidation such that the Company is not the surviving entity, or the first underwritten public offering of the Company's Common Stock, in which the gross proceeds to the Company are no less than $25 million.
Additionally, each outstanding share of Series A Common is convertible into Series V Common, at the option of the holder, at any time upon notice to the Company.
Dividends:  Dividends may be declared and paid on the Common Stock if and when determined by the Board of Directors. No such dividends were declared or paid during the period from January 1, 2019 through January 31, 2019 or the year ended December 31, 2018. Dividends are not cumulative and do not accrue.
Note 11 - Stock Compensation Plan
During 2017, the Company adopted the 2017 Stock Plan (the “2017 Plan”). The 2017 Plan permits the grant of incentive and non-statutory stock options, for the purchase of up to an aggregate of 8,700,000 shares of Series B common stock to employees, directors, and consultants. During 2018, the Company increased the aggregate number of Series B common stock available for issuance to 11,300,000 shares. As of January 31, 2019, 828,240 shares were available for grant under the 2017 Plan. The Board of Directors may at any time, amend, alter, suspend or terminate the 2017 Plan.
The per share exercise price for the shares to be issued pursuant to the exercise of an option will be determined by the Board of Directors, but will be no less than 100% of the fair market value per share on the date of the grant. Stock options generally vest ratably over four years and expire ten years from the date of grant.

CONFIDENTIAL TREATMENT REQUESTED
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Note 11 - Stock Compensation Plan (continued)
All options granted to date are exercisable into Class B common stock. The following table summarizes option activity under the 2017 Plan for the period from January 1, 2019 through January 31, 2019 and the year ended December 31, 2018:

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2017
Granted	$10,967,000	$1.50
Exercised	(162,240)	0.58
Canceled	(302,580)	2.26
Outstanding at December 31, 2018	$10,502,180	$0.58
Granted	—	—
Exercised	(13,600)	0.58
Canceled	(4,520)	0.58
Outstanding at January 31, 2019	$10,484,060	$0.58
The determination of the fair value of stock-based payment awards utilizing the Black-Scholes model is affected by the stock price and a number of assumptions, including expected volatility, expected term, risk-free interest rate and expected dividends. The Company does not have a history of market prices of its common stock as it is not a public company, and as such volatility is estimated using historical volatilities of similar public entities. The expected life of the awards is estimated based on the estimated time until a distributable event. The risk free interest rate assumption is based on observed interest rates appropriate for the terms of the awards. The dividend yield assumption is based on the history and expectation of paying no dividends. Forfeitures are accounted for as they occur.
The weighted-average fair value of stock options granted during the year ended December 31, 2018, under the Black-Scholes option pricing model were $0.17 per share. There were no options granted during the period from January 1, 2019 through January 31, 2019. The fair value of stock options issued to employees was calculated with the following assumptions:

2018
Risk-free interest rate	2.27-3.05%
Expected dividend yield	0%
Expected life of option	5-6.08 years
Volatility factor	39-41%
The Company recorded stock-based compensation expense in connection with option awards of $45,351 and $568,185 for the period from January 1, 2019 through January 31, 2019 and the year ended December 31, 2018, respectively. As of January 31, 2019, there was $1,217,462 of unrecognized compensation expense related to unvested option awards that is expected to be recognized over a weighted average period of 2.72 years.
Note 12 - Income Taxes
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and net operating loss carryforwards.

CONFIDENTIAL TREATMENT REQUESTED
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Note 12 - Income Taxes (continued)
The federal and state income tax provision (benefit) for the period from January 1, 2019 through January 31, 2019 and the year ended December 31, 2018 is as follows:

	2019	2018
Current tax expense:
Federal	$—	$—
State	72,682	257,276
	72,682	257,276
Deferred tax benefit
Federal	(453,891)	(2,922,971)
State	244,981	(2,246,930)
	(208,910)	(5,169,901)
Income tax benefit	$(136,228)	$(4,912,625)
Deferred tax assets and liabilities consist of the following at January 31, 2019 and December 31, 2018:

	2019	2018
Net operating loss carryforwards	$221,864	$472,081
Research and development tax credit carryforwards	2,101,617	1,702,844
Accrued expenses	(988,311)	(49,140)
Other temporary differences	(20,552)	(37,942)
Intangible assets	(12,500,882)	(12,690,821)
Interest limitation	1,037,671	896,713
Deferred revenue	679,264	784,277
Net deferred tax liability	$(9,469,299)	$(8,921,988)
As of January 31, 2019, the Company had federal and state net operating loss carryforwards of $115,071 and $106,793, respectively. The Company has federal and state research and development credit carryforwards of $1,268,642 and $832,975, respectively, which expire at various dates through 2028.
As of December 31, 2018, the Company had federal and state net operating loss carryforwards of $318,393 and $153,688, respectively. The Company has federal and state research and development credit carryforwards of $869,869 and $832,975, respectively, which expire at various dates through 2028.
Note 13 - Employee Benefit Plan
The Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all U.S. employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan are discretionary and no such contributions were made during the period from January 1, 2019 through January 31, 2019 or the year ended December 31, 2018.
During the year ended December 31, 2018, the Company accrued for distributions totaling $2,785,522 to eligible employees in accordance with the Profit Sharing Plan which were paid during the period from January 1, 2019 through January 31, 2019. During the period from January 1, 2019 through January 31, 2019, the Company accrued for bonuses of $233,000 as the Profit Sharing Plan was terminated as a result of the acquisition by DiscoverOrg Holdings, LLC (Note 15).
Note 14 - Commitments and Contingencies
Operating leases: The Company leases office space under a non-cancelable operating lease for its headquarters in Waltham, Massachusetts. The amendment entered into on August 31, 2017 provides for total monthly payments

CONFIDENTIAL TREATMENT REQUESTED
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Note 14 - Commitments and Contingencies (continued)
of $83,110. The August 31, 2017 amendment extended the term of the lease agreement through June 30, 2023. The Company leases office space under a non-cancelable operating lease for its satellite office in Grand Rapids, Michigan. Total monthly rent is $2,900 for the term of the lease. The Company has tenant at will arrangements for its facilities in Israel and Russia.
On January 7, 2019, the Company entered into a non-cancelable operating lease for its headquarters in Waltham, Massachusetts. The Company moved their corporate headquarters from the Waltham, MA space noted above. The lease ends on January 31, 2031 and includes a free rent period of thirteen months with monthly rent of $265,560 thereafter. The future minimum lease payment schedule below has been updated to include the future commitments under the new lease.
Rent expense, including operating costs, for the period from January 1, 2019 through January 31, 2019 and the year December 31, 2018 totaled $148,093 and $1,372,168, respectively.
Future minimum lease payments due under this non-cancelable lease agreement are as follows as of January 31, 2019:

2019	$1,360,566
2020	3,043,396
2021	3,186,723
2022	3,186,723
2023	3,186,723
Thereafter	22,572,621
$36,536,752
Contingencies: From time to time, the Company may become involved in various legal matters arising in the ordinary course of business. Management is unaware of any matters requiring accrual or disclosure for related losses in the consolidated financial statements.
Note 15 - Subsequent Events
The Company has evaluated subsequent events through November 22, 2019, which is the date the consolidated financial statements were available to be issued. The Company determined the following item was required to be disclosed in these consolidated financial statements.
On February 1, 2019, 100% of the outstanding shares of the Company was acquired by DiscoverOrg Holdings, LLC.

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. SECTION 200.83

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of the shares of Class A common stock being registered hereby. All of such expenses are estimates, other than the filing fees payable to the Securities and Exchange Commission.

Filing Fee—Securities and Exchange Commission	$	*
Fees and Expenses of Counsel		*
Fees and Expenses of Accountants		*
Printing Expenses		*
Miscellaneous Expenses		*
Total	$	*
________________
*    To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law, or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides for this limitation of liability.
Section 145 of the DGCL (“Section 145”) provides, among other things, that a Delaware corporation may indemnify any person who was, is, or is threatened to be made party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee, or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee, or agent of another corporation or enterprise against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending, or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee, or agent of another corporation or enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee, or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses such officer or director has actually and reasonably incurred.
Section 145 also provides that the expenses incurred by a director, officer, employee, or agent of the corporation or a person serving at the request of the corporation as a director, officer, employee, or agent of another corporation or enterprise in defending any action, suit, or proceeding may be paid in advance of the final disposition of the action, suit, or proceeding, subject, in the case of current officers and directors, to the corporation’s receipt of an

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
undertaking by or on behalf of such officer or director to repay the amount so advanced if it shall be ultimately determined that such person is not entitled to be indemnified.
Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145.
Our amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under our amended and restated bylaws or otherwise.
The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, provision of our amended and restated bylaws, agreement, vote of stockholders or disinterested directors, or otherwise.
We maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.
We entered into indemnification agreements with our directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors or executive officers, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore unenforceable.
ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.
On November 14, 2019, the Registrant issued 100 shares of the Registrant’s Class B common stock, par value $0.01 per share (“Class B Common Stock”), to ZoomInfo Holdings LLC (formerly DiscoverOrg Holdings, LLC), for $1.00. The issuance of such shares of Class B Common Stock was not registered under the Securities Act, because the shares were offered and sold in a transaction by the issuer not involving any public offering exempt from registration under Section 4(a)(2) of the Securities Act. In connection with the Registrant’s initial public offering, the Registrant effected a series of transactions occurring at various times prior to and/or concurrently with the closing of the Registrant’s initial public offering that resulted in a reorganization of its business (the “Reorganization Transactions”). In connection with the Reorganization Transactions, on June 3, 2020, such shares of Class B Common Stock were split into 242,414,027 shares of Class B Common Stock and distributed to existing members of ZoomInfo Holdings LLC in a pro rata distribution by ZoomInfo Holdings LLC.
In connection with the Reorganization Transactions, on June 3, 2020, the Registrant issued 98,106,387 shares of its Class C common stock, par value $0.01 per share (“Class C Common Stock”), to affiliates of TA Associates, The Carlyle Group, and 22C Capital. The shares of Class C Common Stock were issued pursuant to Section 4(a)(2) of the Securities Act. For a description of the transactions pursuant to which the shares were issued, see the information under the heading “Organizational Structure” in the form of prospectus included in this registration statement.
ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
(a)    Exhibits. See the Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
(b)    Financial Statement Schedules. None.
ITEM 17. UNDERTAKINGS
(1)The undersigned registrant hereby undertakes:
(A)To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
(ii)To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.
(iii)To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(B)That, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(C)To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(D)That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(E)That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:
The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
(ii)Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(2)Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
EXHIBIT INDEX

Exhibit No.	Description
3.1
Amended and Restated Certificate of Incorporation of ZoomInfo Technologies Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-39310) filed with the SEC on June 8, 2020)

3.2	Amended and Restated Bylaws of ZoomInfo Technologies Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K (File No. 001-39310) filed with the SEC on June 8, 2020)
5.1	Opinion of Simpson Thacher & Bartlett LLP*
10.1
Fifth Amended and Restated Limited Liability Company Agreement of ZoomInfo Holdings LLC, dated as of June 3, 2020 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-39310) filed with the SEC on June 8, 2020)

10.2
Amended and Restated Limited Liability Company Agreement of ZoomInfo Intermediate Holdings LLC, dated as of June 3, 2020 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-39310) filed with the SEC on June 8, 2020)

10.3
Exchange Tax Receivable Agreement, dated as of June 3, 2020, by and among the Company and each of the other persons from time to time a party thereto (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K (File No. 001-39310) filed with the SEC on June 8, 2020)

10.4
Reorganization Tax Receivable Agreement, dated as of June 3, 2020, by and among the Company and each of the other persons from time to time a party thereto (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K (File No. 001-39310) filed with the SEC on June 8, 2020)

10.5
Registration Rights Agreement, dated as of June 8, 2020, by and among the Company and each of the other persons from time to time a party thereto (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K (File No. 001-39310) filed with the SEC on June 8, 2020)

10.6
Stockholders Agreement, dated as of June 3, 2020, by and among the Company and each of the other persons from time to time a party thereto (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K (File No. 001-39310) filed with the SEC on June 8, 2020)

10.7	ZoomInfo Technologies Inc. 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K (File No. 001-39310) filed with the SEC on June 8, 2020)†
10.8	ZoomInfo Technologies Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K (File No. 001-39310) filed with the SEC on June 8, 2020)†
10.9
Form of Indemnification Agreement (incorporated by reference to Exhibit 10.9 to Amendment No. 3 to the Company’s Registration Statement on Form S-1 (File No. 333-236674) filed with the SEC on May 27, 2020)†

10.10
First Lien Credit Agreement, dated as of February 1, 2019, among DiscoverOrg, LLC, DiscoverOrg Midco, LLC, the guarantors party thereto from time to time, Morgan Stanley Senior Funding, Inc., as administrative agent, collateral agent and L/C issuer, and the other lenders and L/C issuers party thereto (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1 (File No. 333-236674) filed with the SEC on February 27, 2020)

10.11
Amendment No. 1 to the First Lien Credit Agreement, dated February 19, 2020, by and among DiscoverOrg, LLC, DiscoverOrg Midco, LLC, Morgan Stanley Bank, N.A., as the new term loan lender, the revolving credit lenders party thereto, Morgan Stanley Senior Funding, Inc., as administrative agent, collateral agent and L/C issuer (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-1 (File No. 333-236674) filed with the SEC on February 27, 2020)

10.12
First Lien Security Agreement, dated as of February 1, 2019, among DiscoverOrg, LLC, DiscoverOrg Midco, LLC, the grantors party thereto from time to time and Morgan Stanley Senior Funding, Inc., as collateral agent (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-1 (File No. 333-236674) filed with the SEC on February 27, 2020)

10.13
First Lien Holdings Guaranty, dated as of February 1, 2019, among DiscoverOrg Midco, LLC and Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form S-1 (File No. 333-236674) filed with the SEC on February 27, 2020)

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83

10.14
First Lien Subsidiary Guaranty, dated as of February 1, 2019, among the guarantors party thereto and Morgan Stanley Senior Funding, Inc., as administrative agent (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-1 (File No. 333-236674) filed with the SEC on February 27, 2020)

10.15
First Lien Intercompany Subordination Agreement, dated as of February 1, 2019, among DiscoverOrg, LLC, DiscoverOrg Midco, LLC, the subordinated creditors and obligors party thereto from time to time and Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form S-1 (File No. 333-236674) filed with the SEC on February 27, 2020)

10.16
Employment Agreement by and between ZoomInfo Technologies Inc., ZoomInfo OpCo and Henry Schuck (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K (File No. 001-39310) filed with the SEC on June 8, 2020)†

10.17
Employment Agreement, dated August 10, 2020, by and between ZoomInfo Technologies Inc., ZoomInfo Technologies LLC and Christopher Hays (incorporated by reference to Exhibit 10.20 to the Company’s Quarterly Report on Form 10-Q (File No. 001-39310) filed with the SEC on August 10, 2020)†

10.18
Employment Agreement, dated December 21, 2018, by and between DiscoverOrg Data, LLC and Peter Cameron Hyzer (incorporated by reference to Exhibit 10.25 to the Company’s Registration Statement on Form S-1 (File No. 333-236674) filed with the SEC on February 27, 2020)†

10.19
Form of HSKB Funds, LLC Subscription Agreement (incorporated by reference to Exhibit 10.26 to the Company’s Registration Statement on Form S-1 (File No. 333-236674) filed with the SEC on February 27, 2020)†

10.20	Form of Class P Incentive Unit Agreement (incorporated by reference to Exhibit 10.27 to the Company’s Registration Statement on Form S-1 (File No. 333-236674) filed with the SEC on February 27, 2020)†
10.21
Form of Standard Employee Stock Option Agreement under 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.28 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-236674) filed with the SEC on May 22, 2020)†

10.22
Form of Class P Unit Agreement for Henry Schuck under 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.29 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-236674) filed with the SEC on May 22, 2020)†

10.23
Form of Leverage Restoration Stock Option Agreement under 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.30 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-236674) filed with the SEC on May 22, 2020)†

10.24
Form of Standard Employee Restricted Stock Unit Agreement under 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.31 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-236674) filed with the SEC on May 22, 2020)†

10.25
Form of Non-Employee Director Annual Restricted Stock Unit Agreement under 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.32 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-236674) filed with the SEC on May 22, 2020)†

10.26
Form of Non-Employee Director Sign-On Restricted Stock Unit Agreement under 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.33 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-236674) filed with the SEC on May 22, 2020)†

10.27
Form of Class P Unit Award Agreement under 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.34 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-236674) filed with the SEC on May 22, 2020)†

10.28
Form of LTIP Unit Award Agreement under 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.35 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-236674) filed with the SEC on May 22, 2020)†

10.29
Form of Restrictive Covenant Agreement Exhibit to Employee Equity Awards under 2020 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.36 to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (File No. 333-236674) filed with the SEC on May 22, 2020)†

21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Company’s Registration Statement on Form S-1 (File No. 333-236674) filed with the SEC on February 27, 2020)
23.1	Consent of KPMG LLP*
23.2	Consent of KPMG LLP*
23.3	Consent of RSM US LLP*

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83

23.4	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5.1)*
24.1	Power of Attorney (included in signature page of this Registration Statement)*
________________
*    To be filed by amendment.
†    Management contract or compensatory plan or arrangement.

CONFIDENTIAL TREATMENT REQUESTED
PURSUANT TO 17 C.F.R. SECTION 200.83
SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, State of Washington, on the      day of          , 2020.

ZOOMINFO TECHNOLOGIES INC.

By:
Name: Henry Schuck Title: Chief Executive Officer
POWER OF ATTORNEY
Each person whose signature appears below hereby constitutes and appoints Henry Schuck, Cameron Hyzer, Anthony Stark, and Christopher Arntzen and each of them, any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement and any or all amendments, including post-effective amendments to the Registration Statement, including a prospectus or an amended prospectus therein and any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462 under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement and Power of Attorney have been signed by the following persons in the capacities indicated on the     day of             , 2020.

Signature	Title

Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)
Henry Schuck

Director
Todd Crockett

Director
Mitesh Dhruv

Director
Keith Enright

Director
Ashley Evans

Director
Mark Mader

Director
Patrick McCarter

Director
Jason Mironov

Director
D. Randall Winn

Chief Financial Officer (principal financial officer)
Cameron Hyzer

Vice President of Accounting and Controller (principal accounting officer)
David Reid